
03031738

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS


PROCESSED
SEP 16 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for September 15, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 15, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: /s/ Matthew Lewis
Name: Matthew Lewis
Title: Senior Vice President

Exhibit Index

Exhibit Page

99.1 Computational Materials .. 4

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

FIELDSTONE MORTGAGE INVESTMENT CORP. 2003-1

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info $25,000 - $50,000 including 2nd Lien 5,720,095.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	145.00	5,720,095.00	39,448.93	100.00%	9.31	258.18	659.64	44.36	92.70	38.32	51.72	87.15	84.31	24.60	53.43
RATE															
LT 10.00	70	2,925,630.00	41,794.71	51.1%	8.17	332.88	636.02	71.08	85.72	33.98	67.01	74.88	87.31	42.86	8.94
10.01-10.5	72	2,670,165.00	37,085.63	46.7%	10.49	179.97	686.01	16.3	100	42.74	36.04	100	80.28	5.74	100
10.501-11	3	124,300.00	41,433.33	2.2%	10.7	180	648.77	18.25	100	45.59	28.64	100	100	0	100
				100.0%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	145	5,720,095.00	39,448.93	100.0%	9.31	258.18	659.64	44.36	92.7	38.32	51.72	87.15	84.31	24.6	53.43
50-74,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.0%											
400-500k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.0%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	1	42,000.00	42,000.00	0.7%	7.25	360	517	84	84	39.9	100	100	100	100	0
526-550	8	349,715.00	43,714.38	6.1%	8.79	359.64	539.18	70.45	71.83	34.45	86.7	59.65	100	51.26	0
550-575	8	347,650.00	43,456.25	6.1%	8.25	359.59	564.41	80.96	80.96	35.08	100	74.8	100	76.77	0
575-599	6	257,900.00	42,983.33	4.5%	8.07	300.49	589.19	78.96	78.96	34.61	100	68.98	100	82.2	0
GT 600	122	4,722,830.00	38,711.72	82.6%	9.51	239.99	680.68	37.49	95.93	39.03	42.51	90.98	80.99	14.98	64.71
				100.0%											
LTV															
80	109	4,167,494.00	38,233.89	72.9%	9.7	224.03	676.4	29.21	94.45	39.67	41.7	95.96	80.57	18.9	73.33
80-84	16	674,040.00	42,127.50	11.8%	8.29	349.07	604.42	80.37	83.09	35.46	62.22	50.88	93.48	56.35	0
85-89	9	401,715.00	44,635.00	7.0%	8.07	359.77	597.96	85.5	89.86	32.52	100	63.84	100	35.32	0
90-94	9	387,446.00	43,049.56	6.8%	8.19	338.55	645.19	90.36	92.45	33.74	80.02	76.77	88.62	25.32	0
95-99	2	89,400.00	44,700.00	1.6%	9.05	360	634.16	95	97.24	42.97	100	100	100	0	0
GT 100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.0%											
Primary Home	128	4,985,211.00	38,946.96	87.2%	9.48	244.84	664.03	39.34	94.46	39.28	48.73	100	84.66	20.5	61.3
Investment	17	734,884.00	43,228.47	12.8%	8.11	348.69	629.84	78.39	80.72	31.8	71.95	0	81.9	52.44	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.0%											
Balloon loan	84	3,147,045.00	37,464.82	55.0%	10.33	179.96	686.89	17.94	99.18	42.1	41.55	98.54	81.9	7.54	97.11
Interest Only Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Documentation Type															
Full Doc	76	2,958,219.00	38,923.93	51.7%	9.08	275.12	626.43	52.11	88.27	37.18	100	82.13	89.5	40.67	41.12
Stated Doc	68	2,714,976.00	39,926.12	47.5%	9.58	237.96	696.24	35.47	97.4	39.91	0	92.41	80.1	7.52	67.76
Reduced Doc	1	46,900.00	46,900.00	0.8%	8.03	360	635	70	100	18.05	0	100	0	0	0
No Doc	-	-	-	0.0%	-	-	-	-	-	-	-	-	-	-	-
				100.0%											
Cash Out	34	1,407,400.00	41,394.12	24.6%	8.46	318.51	603.55	65.28	77.35	33.5	85.49	72.62	100	100	13.67
2-4 Family	2	81,750.00	40,875.00	1.4%	8.52	279.08	715.17	48.03	86.24	28.52	100	44.95	0	0	44.95
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				1.4%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	3	119,600.00	39,866.67	2.1%	9.37	359.33	539.36	60.68	60.68	37.34	100	100	100	33.44	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	1	40,000.00	40,000.00	0.7%	8.55	360	566	50.63	50.63	24.51	100	100	100	100	0
				2.8%											
Debt to Income Ratio															
40-45	28	1,088,195.00	38,864.11	19.0%	9.46	254.02	659.56	41.03	96.45	42.37	51.48	83.42	80.61	26.8	58.83
45-50	50	1,970,103.00	39,402.06	34.4%	9.73	230.34	674.03	34.31	97.45	47.54	42.81	91.73	85.9	11.07	71.99
50-55	1	39,750.00	39,750.00	0.7%	10.5	180	687	15	100	50	0	100	100	0	100
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	2	84,750.00	0	0	4	174,100.00	3	132,865.00	9	391,715.00
551-600	1	40,000.00	1	45,000.00	6	251,800.00	6	268,750.00	14	605,550.00
601-650	20	705,710.00	5	207,749.00	3	116,950.00	8	339,146.00	36	1,369,555.00
>650	65	2,455,435.00	8	317,400.00	8	355,640.00	5	224,800.00	86	3,353,275.00
Total	88	3,285,895.00	14	570,149.00	21	898,490.00	22	965,561.00	145	5,720,095.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info $50,000 - $75,000 including 2nd Lien 17,250,365.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	277.00	17,250,365.00	62,275.69	100.00%	8.51	320.88	623.27	68.85	88.98	38.04	69.73	88.34	89.27	31.21	19.85
RATE															
LT 10.00	218	13,743,468.00	63,043.43	79.67%	8	353.16	610.77	80.91	86.96	36.94	76.78	85.73	90.73	35.92	1.43
10.01-10.5	55	3,255,557.00	59,191.95	18.87%	10.46	195.49	670.29	21.97	96.67	42.7	43.76	98.45	83.87	12.15	91.4
10.501-11	4	251,340.00	62,835.00	1.46%	10.71	180	697.97	16.58	99.93	37.92	20.53	100	79.47	20.53	100
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
50-74,999	277	17,250,365.00	62,275.69	100.00%	8.51	320.88	623.27	68.85	88.98	38.04	69.73	88.34	89.27	31.21	19.85
				100.00%											
400--500k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.00%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	12	743,140.00	61,928.33	4.31%	9.2	359.91	509.94	73.21	73.21	39.22	93.25	100	100	59.61	0
526-550	36	2,270,329.00	63,064.69	13.16%	8.28	348.7	537.77	77.26	78.55	35	94.62	94.82	96.74	71.44	0
550-575	36	2,299,092.00	63,863.67	13.33%	8.15	359.65	562.21	82.76	86.07	37.64	78.75	100	84.15	25.19	0
575-599	29	1,830,210.00	63,110.69	10.61%	8.22	354.63	589.32	79.99	80.26	34.48	72.22	94.32	92.67	63.86	0
GT 600	164	10,107,594.00	61,631.67	58.59%	8.64	296.79	670.85	61.46	94.72	39.37	59.91	82.3	87.32	15.53	33.88
				100.00%											
LTV															
80	136	8,463,110.00	62,228.75	49.06%	8.94	285.9	637.93	48.8	87.53	38.94	58.44	94.61	87.85	28.4	40.46
80-84	32	1,933,920.00	60,435.00	11.21%	8.24	348.95	584.17	80.56	84.39	36.83	62.03	82.44	90.8	47.51	0
85-89	31	1,990,950.00	64,224.19	11.54%	8.21	347.12	599.76	86.06	88.42	41.19	88.45	77.75	84.12	53.66	0
90-94	61	3,803,189.00	62,347.36	22.05%	7.91	359.87	613.5	90	91.95	35.16	83.75	79.71	93.26	22.91	0
95-99	2	140,125.00	70,062.50	0.81%	9.62	359.05	622.47	95	95	43.87	100	100	100	0	0
GT 100	15	919,071.00	61,271.40	5.33%	8.09	359.94	662.06	100	100	36.51	86.73	100	92.17	13.17	0
				100.00%											
Primary Home	244	15,239,392.00	62,456.52	88.34%	8.57	316.39	615.51	66.97	88.96	38.24	68.07	100	89.55	32.92	22.47
Investment	31	1,890,673.00	60,989.45	10.96%	8.04	354.62	679.29	82.78	89.13	36.39	84.17	0	89.72	16	0
Second Home	2	120,300.00	60,150.00	0.70%	7.55	360	727	88.48	88.48	38.52	53.62	0	46.38	53.62	0
				100.00%											
Balloon loan	60	3,620,721.00	60,345.35	20.99%	10.37	179.98	677.68	21.77	99.54	42.59	43.74	98.44	84.08	11.28	94.57
IO Loan	16	1,088,650.00	68,040.63	6.31%	7.58	360	647.46	84.76	91.86	42.77	81.04	68.57	81.5	17.32	0
Documentation Type															
Full Doc	192	12,028,790.00	62,649.95	69.73%	8.31	336.18	607.18	74.24	86.59	37.15	100	86.23	88.69	40.71	12
Stated Doc	77	4,737,372.00	61,524.31	27.46%	9.02	278.05	667.37	53.26	95.19	41.73	0	95.04	92.4	6.62	41.81
Reduced Doc	8	484,203.00	60,525.38	2.81%	8.49	359.89	591.71	87.6	87.6	23.95	0	75.22	73.05	35.56	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	86	5,383,155.00	62,594.83	31.21%	8.34	344.45	575.02	74.52	79.76	35.51	90.98	93.18	89.93	100	6.24
2-4 Family	7	433,460.00	61,922.86	2.51%	8.84	284.44	645.58	51.43	87.14	42.37	100	85.88	0	29.39	41.98
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				2.51%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	23	1,434,050.00	62,350.00	8.31%	8.89	359.95	539.19	70.51	70.6	33.9	100	100	96.3	77.36	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	6	376,810.00	62,801.67	2.18%	9.67	360	542.8	59.8	59.8	37.56	100	100	100	67.81	0
				10.50%											
Debt to Income Ratio															
40-45	51	3,195,138.00	62,649.76	18.52%	8.42	315.5	640.54	67.43	92.96	42.38	54.55	94.07	91.42	26.91	24.62
45-50	75	4,674,704.00	62,329.39	27.10%	8.85	298.51	634.37	59.23	91.47	47.68	58.39	87.13	94.28	18.66	34.1
50-55	18	1,095,545.00	60,863.61	6.35%	8.44	341.53	601.83	74.46	85.82	52.54	84.29	89.3	82.78	49.79	10.23
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	4	260,500.00	7	426,590.00	23	1,434,429.00	14	891,950.00	48	3,013,469.00
551-600	6	381,200.00	3	189,300.00	17	1,068,785.00	39	2,490,017.00	65	4,129,302.00
601-650	17	968,095.00	1	71,000.00	12	792,525.00	36	2,269,134.00	66	4,100,754.00
>650	44	2,697,126.00	3	167,460.00	27	1,691,620.00	24	1,450,634.00	98	6,006,840.00
Total	71	4,306,921.00	14	854,350.00	79	4,987,359.00	113	7,101,735.00	277	17,250,365.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info Stated Doc 235,417,121.50

Aggregated	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
	1,184.00	235,417,121.50	198,832.03	100.00%	6.80	355.13	683.53	80.66	94.63	42.73	-	95.40	84.20	13.25	2.19
RATE															
LT 10.00	1,092	230,335,285.50	210,929.75	97.84%	6.72	358.96	683.24	82.03	94.52	42.7	0	95.29	84.06	13.55	0.06
10.01-10.5	85	4,592,596.00	54,030.54	1.95%	10.5	181.96	696.66	18.56	99.6	43.74	0	100	89.53	0	98.91
10.501-11	7	489,240.00	69,891.43	0.21%	10.71	180	695.01	18.85	99.97	43.18	0	100	100	0	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999			-	0.00%											
25-49,999	68	2,714,976.00	39,926.12	1.15%	9.58	237.96	696.24	35.47	97.4	39.91	0	92.41	80.1	7.52	67.76
50-74,999	77	4,737,372.00	61,524.31	2.01%	9.02	278.05	667.37	53.26	95.19	41.73	0	95.04	92.4	6.62	41.81
				3.17%											
75 - 400k	987	204,922,182.50	207,621.26	87.05%	6.74	358.2	683.89	82.11	94.73	42.77	0	95.56	83.63	13.22	0.65
400-500k	46	20,042,591.00	435,708.50	8.51%	6.55	357.14	682.25	79.21	93.63	43.24	0	93.51	88.78	17.91	0
500-600k	6	3,000,000.00	500,000.00	1.27%	6.69	360	681.17	75.49	90.7	40.75	0	100	83.33	0	0
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				96.83%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	3	352,380.00	117,460.00	0.15%	9.05	359.49	519.32	70.11	70.11	32.51	0	100	100	85.76	0
526-550	18	2,916,005.50	162,000.31	1.24%	7.98	359.76	541.1	74.25	74.85	43.7	0	100	80.03	56.15	0
550-575	28	4,963,145.00	177,255.18	2.11%	7.83	359.77	563.69	74.52	76.6	43.65	0	100	92.1	45.76	0
575-599	29	4,398,789.00	151,682.38	1.87%	7.68	357.69	585.83	78.91	78.91	38.85	0	100	96.7	40.86	0
GT 600	1,106	222,786,802.00	201,434.72	94.63%	6.74	354.91	690.25	80.93	95.64	42.78	0	95.13	83.8	11.31	2.32
				100.00%											
LTV															
LT '80	260	36,042,035.50	138,623.21	15.31%	7.6	331.67	660.31	65.36	84.59	41.11	0	86.98	83.5	27.92	14.32
80-84	518	109,424,150.00	211,243.53	46.48%	6.64	358.94	685.57	80.15	96.17	42.64	0	94.96	83.12	9.7	0
85-89	265	63,375,722.00	239,153.67	26.92%	6.44	359.9	690.81	85.16	98.21	44.29	0	99.39	86.31	7.75	0
90-94	96	18,643,455.00	194,202.66	7.92%	7.01	359.86	678.23	90.01	90.82	41.53	0	98.69	86.34	28.03	0
95-99	5	1,156,055.00	231,211.00	0.49%	7.7	360	734.21	95	95	47.86	0	100	56.28	0	0
				97.12%											
Primary Home	1,114	224,577,759.50	201,595.83	95.40%	6.76	354.95	682.8	80.79	95.03	43.06	0	100	84.99	13.24	2.3
Invest Property	65	10,124,062.00	155,754.80	4.30%	7.55	358.82	694.72	77.53	86.12	35.55	0	0	69.91	14.54	0
Second Home	5	715,300.00	143,060.00	0.30%	7.51	359.65	753.34	82.18	88.49	39.54	0	0	36.92	0	0
				100.00%											
Balloon loan	94	5,216,136.00	55,490.81	2.22%	10.47	179.99	698.89	18.58	99.71	43.81	0	98.92	90.76	0	98.92
IO Loan	424	111,295,677.00	262,489.80	47.28%	6.41	359.94	691.08	81.72	96.31	43.23	0	95.92	85.36	7.53	0
Documentation Type															
Full Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stated Doc	1,184	235,417,121.50	198,832.03	100.00%	6.8	355.13	683.53	80.66	94.63	42.73	0	95.4	84.2	13.25	2.19
Reduced Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	151	31,201,089.00	206,629.73	13.25%	7.02	354.97	651.04	80.41	85.17	40.97	0	95.28	83.59	100	0
2-4 Family	50	11,870,485.00	237,409.70	5.04%	7.05	359.8	691.44	81.34	89.44	41.76	0	77.23	0	20.14	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				5.04%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	1	126,000.00	126,000.00	0.05%	9.25	360	613	70	70	24.85	0	100	100	100	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.05%											
Debt to Income Ratio															
40-45	317	64,461,747.00	203,349.36	27.38%	6.74	356.41	686.34	80.48	95.62	42.68	0	97.32	87.6	9.08	1.95
45-50	490	103,739,761.50	211,713.80	44.07%	6.77	354.17	680.91	80.99	95.05	47.63	0	97.66	85.32	13.92	2.59
50-55	10	1,913,200.00	191,320.00	0.81%	6.55	354.13	679.16	79.28	93.1	51.7	0	100	75.21	13.33	3.12
greater than 55	6	1,749,800.00	291,633.33	0.74%	6.62	359.76	703.01	82.2	95.15	56.63	0	100	75.74	0	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	1	98,000.00	5	695,180.00	13	2,139,455.50	2	335,750.00	21	3,268,385.50
551-600	2	270,000.00	6	964,300.00	44	7,193,434.00	5	934,200.00	57	9,361,934.00
601-650	4	546,208.00	7	1,304,699.00	74	15,490,357.00	54	10,653,436.00	139	27,994,710.00
>650	98	6,186,250.00	16	1,781,390.00	492	104,454,287.00	361	82,370,165.00	967	194,792,092.00
Total	105	7,100,458.00	34	4,745,569.00	623	129,277,543.50	422	94,293,551.00	1184	235,417,121.50

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info All 2nd Liens 8,249,153.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	158.00	8,249,153.00	52,209.83	1.00	10.44	179.96	685.74	17.86	99.88	43.13	37.45	100.00	85.16	6.41	100.00
RATE															
LT 10.00	11	543,834.00	49,439.45	6.59%	9.43	179.8	707.41	18.13	98.44	42.93	76.47	100	92.09	19.8	100
10.01-10.5	137	7,045,979.00	51,430.50	85.41%	10.49	179.97	684.53	17.79	99.99	43.42	35.53	100	83.97	5.24	100
10.501-11	10	659,340.00	65,934.00	7.99%	10.71	180	680.78	18.37	99.97	40.23	25.8	100	92.17	7.83	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999			#DIV/0!	0.00%											
25-49,999	82	3,056,145.00	37,270.06	37.05%	10.39	179.96	686.68	16.34	100	42.88	39.81	100	81.36	6.29	100
50-74,999	57	3,423,971.00	60,069.67	41.51%	10.44	179.98	682.23	18.44	100	43.27	42.16	100	83.16	9.82	100
				78.55%											
75 - 400k	19	1,769,037.00	93,107.21	21.45%	10.5	179.94	690.92	19.37	99.47	43.31	24.28	100	95.58	0	100
400--500k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				21.45%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT 600	158	8,249,153.00	52,209.83	100.00%	10.44	179.96	685.74	17.86	99.88	43.13	37.45	100	85.16	6.41	100
				100.00%											
LTV															
80	158	8,249,153.00	52,209.83	100.00%	10.44	179.96	685.74	17.86	99.88	43.13	37.45	100	85.16	6.41	100
80-84	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
85-89	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
90-94	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	158	8,249,153.00	52,209.83	100.00%	10.44	179.96	685.74	17.86	99.88	43.13	37.45	100	85.16	6.41	100
Invest Property	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon loan	158	8,249,153.00	52,209.83	100.00%	10.44	179.96	685.74	17.86	99.88	43.13	37.45	100	85.16	6.41	100
IO Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Documentation Type															
Full Doc	65	3,089,517.00	47,531.03	37.45%	10.35	179.92	664.52	17.53	100	41.92	100	100	75.93	17.11	100
Stated Doc	93	5,159,636.00	55,479.96	62.55%	10.49	179.99	698.45	18.06	99.81	43.86	0	100	90.68	0	100
Reduced Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	11	528,520.00	48,047.27	6.41%	10.33	179.8	649.12	20.33	100	35.58	100	100	70.5	100	100
2-4 Family	5	296,900.00	59,380.00	3.60%	10.45	180	709.61	18.33	100	41.9	100	100	0	0	100
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				3.60%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.00%											
Debt to Income Ratio															
40-45	36	1,881,803.00	52,272.31	22.81%	10.44	179.94	687.79	17.92	99.95	42.68	33.33	100	89.35	7.36	100
45-50	72	3,871,208.00	53,766.78	46.93%	10.43	179.97	684.98	17.63	100	47.65	32.9	100	90.77	1.55	100
50-55	3	151,850.00	50,616.67	1.84%	10.5	180	674.68	16.96	100	50.72	0	100	100	0	100
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550										
551-600										
601-650	33	1,602,855.00	0	0	0	0	0	0	33	1,602,855.00
>650	125	6,646,298.00	0	0	0	0	0	0	125	6,646,298.00
Total	**158**	**8,249,153.00**	**0**	**0**	**0**	**0**	**0**	**0**	**158**	**8,249,153.00**

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info *Cash Out Loans* *127,186,289.00*

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	770.00	127,186,289.00	165,177.00	100.00%	7.20	356.45	611.15	82.27	84.43	39.55	67.31	93.73	85.62	100.00	0.42
RATE															
LT 10.00	758	126,585,940.00	166,999.92	99.53%	7.19	357.04	611.1	82.53	84.42	39.57	67.16	93.7	85.68	100	0.09
10.01-10.5	11	548,749.00	49,886.27	0.43%	10.34	238.88	619.55	29.98	84.34	35.96	100	100	80.99	100	67.29
10.501-11	1	51,600.00	51,600.00	0.04%	10.7	180	648	10	100	21.77	100	100	0	100	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	34	1,407,400.00	41,394.12	1.11%	8.46	318.51	603.55	65.28	77.35	33.5	85.49	72.62	100	100	13.67
50-74,999	86	5,383,155.00	62,594.83	4.23%	8.34	344.45	575.02	74.52	79.76	35.51	90.98	93.18	89.93	100	6.24
				5.34%											
75 - 500k	629	111,135,334.00	176,685.75	87.38%	7.18	357.71	611.83	82.97	84.73	40.05	66.88	93.51	85.21	100	0
400-500k	21	9,260,400.00	440,971.43	7.28%	6.61	354.1	625.12	80.92	84.61	36.84	56	100	85.83	100	0
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				94.66%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	39	5,290,850.00	135,662.82	4.16%	8.29	355.01	513.14	74.63	74.63	42.1	88.88	100	93.61	100	0
526-550	120	16,847,390.00	140,394.92	13.25%	7.73	359.04	538.19	80.46	80.47	39.42	83.5	98.09	88.94	100	0
550-575	115	19,408,125.00	168,766.30	15.26%	7.33	358.52	563.34	81.7	82.04	40.53	76.84	97.85	86	100	0
575-599	118	17,188,160.00	145,662.37	13.51%	7.43	354.6	587.55	81.42	81.42	37.89	77.08	94.69	93.74	100	0
GT 600	378	68,451,764.00	181,089.32	53.82%	6.9	355.81	656.16	83.68	87.59	39.52	56.51	90.77	82.04	100	0.77
				100.00%											
LTV															
80	246	36,528,589.00	148,490.20	28.72%	7.33	352.44	595.73	70.29	72.08	39.3	66.56	92.89	88.88	100	1.45
80-84	169	28,598,685.00	169,222.99	22.49%	7.1	356.48	620.22	80.9	86.05	39.18	57.39	90.76	82.67	100	0
85-89	133	23,564,950.00	177,180.08	18.53%	7.16	358.21	599.97	86.17	87.93	40.34	67.54	93.59	84.83	100	0
90-94	168	29,105,565.00	173,247.41	22.88%	7.18	358.94	613.99	90.1	90.79	39.16	71.34	95.8	84.53	100	0
95-99	15	2,853,900.00	190,260.00	2.24%	7.11	359.89	669.98	96.72	96.72	36.31	72.27	100	82.89	100	0
>= 100	39	6,534,600.00	167,553.85	5.14%	7.3	359.89	659.6	100	100	42.87	94.09	100	89.24	100	0
				94.86%											
Primary Home	707	119,215,759.00	168,622.01	93.73%	7.17	356.23	608.69	82.43	84.61	39.9	67.93	100	87.68	100	0.44
Invest Property	59	7,520,680.00	127,469.15	5.91%	7.7	359.85	646.29	80.64	82.51	34	55.65	0	55.35	100	0
Second Home	4	449,850.00	112,462.50	0.35%	7.2	360	674.59	67.44	67.44	39.71	100	0	44.9	100	0
				100.00%											
Balloon Loan	15	901,020.00	60,068.00	0.71%	9.46	179.88	639.71	43.51	90.24	35.57	100	100	82.7	100	58.66
Interest Only Loan	115	25,220,499.00	219,308.69	19.83%	6.64	359.94	640.98	83.52	87.42	39.91	61.62	94.85	76.68	100	0
Documentation Type															
Full Doc			#DIV/0!	0.00%											
Stated Doc			#DIV/0!	0.00%											
Reduced Doc			#DIV/0!	0.00%											
No Doc			#DIV/0!	0.00%											
				0.00%											
Cash Out	770	127,186,289.00	165,177.00	100.00%	7.2	356.45	611.15	82.27	84.43	39.55	67.31	93.73	85.62	100	0.42
2-4 Family	40	7,641,030.00	191,025.75	6.01%	7.49	359.78	619.46	80.03	80.97	40.94	58.63	62.45	0	100	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				6.01%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	54	6,735,650.00	124,734.26	5.30%	8.47	356.13	540.24	72.91	72.93	40.8	98.13	100	94.2	100	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	7	484,500.00	69,214.29	0.38%	9.66	360	568.07	60.47	60.47	31.84	100	100	100	100	0
				5.68%											
Debt to Income Ratio															
40-45	153	26,308,320.00	171,949.80	20.68%	7.15	355.66	613.85	83.33	85.7	42.53	71.53	95.46	84.67	100	0.53
45-50	194	36,537,980.00	188,340.10	28.73%	7.12	357.11	617.57	83.91	86.42	47.87	55.63	95.12	85.3	100	0.16
50-55	50	7,744,550.00	154,891.00	6.09%	7.49	359.87	581.21	77.16	77.31	52.79	79.96	95.68	84.02	100	0
greater than 55	4	736,700.00	184,175.00	0.58%	7.29	359.71	546.37	74.19	74.19	58.39	100	100	86.29	100	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	9	967,750.00	13	1,667,100.00	70	9,689,125.00	67	9,814,265.00	159	22,138,240.00
551-600	12	1,008,200.00	21	3,082,675.00	79	12,727,660.00	121	19,777,750.00	233	36,596,285.00
601-650	17	1,179,449.00	16	2,701,340.00	48	8,609,949.00	123	22,635,125.00	204	35,125,863.00
>650	7	778,421.00	9	1,288,530.00	69	14,198,150.00	89	17,060,800.00	174	33,325,901.00
Total	45	3,933,820.00	59	8,739,645.00	266	45,224,884.00	400	69,287,940.00	770	127,186,289.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info CLTV 80 - 85 38,566,342.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	226.00	38,566,342.00	170,647.53	100.00%	7.33	358.41	586.32	84.56	84.65	41.18	72.18	89.04	82.86	52.30	-
RATE															
LT 10.00	226	38,566,342.00	170,647.53	100.00%	7.33	358.41	586.32	84.56	84.65	41.18	72.18	89.04	82.86	52.3	0
10.01-10.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999			#DIV/0!	0.00%											
25-49,999	7	307,150.00	43,878.57	0.80%	7.87	359.55	574.53	84.4	84.4	26.7	100	68.45	100	59.87	0
50-74,999	22	1,367,325.00	62,151.14	3.55%	8.32	350.19	577.56	84.68	84.78	40.74	87.13	91.11	90.68	72.34	0
				4.34%											
75 - 500k	191	34,362,263.00	179,907.14	89.10%	7.33	358.61	585.74	84.55	84.64	41.29	70.51	88.33	82.36	52.88	0
400--500k	6	2,529,604.00	421,600.67	6.56%	6.66	360	600.41	84.69	84.69	41.6	83.4	100	83.4	32.68	0
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				95.66%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	8	1,190,775.00	148,846.88	3.09%	7.65	359.85	515.64	84.96	84.96	42.56	84.8	100	100	64.84	0
526-550	71	10,370,580.00	146,064.51	26.89%	7.62	358.48	536.61	84.69	84.7	39.39	88.71	100	93.97	61.04	0
550-575	43	7,507,759.00	174,599.05	19.47%	7.33	354.45	561.6	84.89	84.89	41.82	80.19	96.38	84.8	49.93	0
575-599	30	5,451,250.00	181,708.33	14.13%	7.41	359.74	585.54	84.52	84.52	44.93	74.26	93.37	81.81	47.3	0
GT 600	74	14,045,978.00	189,810.51	36.42%	7.05	359.83	642.53	84.27	84.51	40.58	53.83	74.41	72.58	47.98	0
				100.00%											
LTV															
80	2	504,000.00	252,000.00	1.31%	6.66	360	670.13	78.75	85	33.09	49.16	50.84	0	0	0
80-84	65	11,508,890.00	177,059.85	29.84%	7.29	358.42	595.05	83.79	83.82	41.64	81.97	91.89	85.98	58.19	0
85-89	159	26,553,452.00	167,002.84	68.85%	7.35	358.37	580.95	85	85	41.13	68.38	88.52	83.09	50.73	0
90-94	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	201	34,338,081.00	170,836.22	89.04%	7.3	358.23	578	84.59	84.65	41.37	71.59	100	88.11	54.06	0
Invest Property	25	4,228,261.00	169,130.44	10.96%	7.49	359.82	653.9	84.27	84.64	39.63	76.96	0	40.28	37.96	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon loan	3	297,100.00	99,033.33	0.77%	8.86	179.72	557.65	84.65	84.65	40.3	100	100	100	71.52	0
IO Loan	29	6,935,000.00	239,137.93	17.98%	6.88	359.9	591.83	84.57	84.8	44.49	76.12	85.27	71.64	32.1	0
Documentation Type															
Full Doc	172	27,838,377.00	161,851.03	72.18%	7.35	357.88	576.31	84.49	84.56	40.87	100	88.31	83.2	56.18	0
Stated Doc	30	6,347,115.00	211,570.50	16.46%	7.13	359.92	634.4	84.68	84.93	43.43	0	91.42	72.19	31.69	0
Reduced Doc	24	4,380,850.00	182,535.42	11.36%	7.43	359.54	580.31	84.82	84.82	39.9	0	90.2	96.18	57.47	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	127	20,169,075.00	158,811.61	52.30%	7.41	357.87	581.22	84.55	84.56	39.97	77.55	92.04	85.31	100	0
2-4 Family	17	4,106,785.00	241,575.59	10.65%	7.31	359.77	632.5	83.96	84.73	43.67	71.63	59.85	0	46.49	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				10.65%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	1	56,000.00	56,000.00	0.15%	9.8	360	541	80	82.27	36.93	100	100	100	100	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.15%											
Debt to Income Ratio															
40-45	45	9,404,525.00	208,989.44	24.39%	7.15	357.14	590.21	84.79	84.79	42.35	73.33	93.51	86.24	56.11	0
45-50	57	10,501,456.00	184,236.07	27.23%	7.46	358.38	594.3	84.56	84.56	47.62	59.56	87.02	77.15	49.54	0
50-55	31	4,729,873.00	152,576.55	12.26%	7.38	359.8	573.57	84.84	84.84	53.05	80.35	91	85.24	41.82	0
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	0	0	0	0	1	56,000.00	78	11,505,355.00	79	11,561,355.00
551-600	0	0	0	0	0	0	73	12,959,009.00	73	12,959,009.00
601-650	0	0	0	0	0	0	46	8,973,523.00	46	8,973,523.00
>650	0	0	0	0	3	596,000.00	25	4,476,455.00	28	5,072,455.00
Total	**0**	**0**	**0**	**0**	**4**	**652,000.00**	**222**	**37,914,342.00**	**226**	**38,566,342.00**

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info CLTV 85 - 90 97,445,983.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	533.00	97,445,983.00	182,825.48	100.00%	7.06	359.25	636.64	87.58	89.77	40.19	54.05	82.34	81.84	36.40	0.09
RATE															
LT 10.00	532	97,395,583.00	183,074.40	99.95%	7.06	359.25	636.64	87.58	89.77	40.19	54.02	82.38	81.83	36.42	0.09
10.01-10.5	1	50,400.00	50,400.00	0.05%	10.15	360	630	90	90	39.37	100	0	100	0	0
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	8	363,399.00	45,424.88	0.37%	8.12	337	637.43	86.4	89.78	36.07	76.78	63.4	87.86	39.38	0
50-74,999	58	3,687,518.00	63,577.90	3.78%	7.91	357.13	618.82	89.1	89.82	36.32	80.11	74.99	89.59	32.65	0
				4.16%											
75 - 500k	445	83,570,966.00	187,799.92	85.76%	7.07	359.36	634.51	88.08	89.8	40.22	52.3	82.86	80.41	38.27	0.1
400--500k	20	8,824,100.00	441,205.00	9.06%	6.65	359.95	655.29	84.58	89.61	41.47	59.25	84.86	89.85	24.26	0
500-600k	2	1,000,000.00	500,000.00	1.03%	6.63	360	715	67.2	88.11	42.03	50	50	100	0	0
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				95.84%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	8	915,150.00	114,393.75	0.94%	7.79	359.9	520.2	89.98	89.98	40.63	90.95	100	100	29.31	0
526-550	30	4,641,375.00	154,712.50	4.76%	7.29	359.89	539.21	88.78	89.59	39.96	95.87	100	85.5	53.85	0
550-575	79	12,884,321.00	163,092.67	13.22%	7.5	359.86	563.88	89.8	89.87	40.83	77.43	100	90.27	51.95	0
575-599	71	10,372,541.00	146,092.13	10.64%	7.33	357.08	586.91	89.71	89.71	37.32	79.99	100	95.32	61.42	0
GT 600	345	68,632,596.00	198,935.06	70.43%	6.91	359.41	665.95	86.72	89.77	40.51	42.42	74.92	77.73	28.62	0.12
				100.00%											
LTV															
80	41	7,055,221.00	172,078.56	7.24%	7.38	356.24	675.31	73.94	89.68	39.09	20.63	36.23	70.12	11.34	1.2
80-84	42	10,384,596.00	247,252.29	10.66%	6.79	359.89	691.04	80.03	89.73	39.39	19.73	47.33	58.15	13.58	0
85-89	76	16,133,330.00	212,280.66	16.56%	6.78	359.89	620.34	88.81	88.91	40.84	77.41	96.63	81.14	43.01	0
90-94	374	63,872,836.00	170,782.98	65.55%	7.15	359.31	627.64	90	90	40.27	57.42	89.51	87.17	41.21	0
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	423	80,234,427.00	189,679.50	82.34%	6.99	359.34	625.59	88.69	89.75	41.28	57.56	100	84.32	41.22	0.11
Invest Property	105	16,536,106.00	157,486.72	16.97%	7.38	358.8	685.85	82.37	89.85	35.02	38.81	0	72.21	14.12	0
Second Home	5	675,450.00	135,090.00	0.69%	7.61	359.63	743.68	83.05	89.73	37.05	9.55	0	23.65	9.55	0
				100.00%											
Balloon loan	3	187,400.00	62,466.67	0.19%	9.07	180	740.01	48.02	90	32.06	24.49	45.36	100	0	45.36
IO Loan	128	31,521,036.00	246,258.09	32.35%	6.65	359.96	661.25	86.02	89.69	41.96	49.23	76.26	80.03	22.75	0
Documentation Type															
Full Doc	315	52,666,892.00	167,196.48	54.05%	7.03	359.76	614.71	88.74	89.65	40.87	100	87.69	83.44	45.69	0
Stated Doc	152	31,800,717.00	209,215.24	32.63%	7.02	359.05	681.07	85.18	89.9	41.11	0	78.63	77.74	23.35	0.27
Reduced Doc	66	12,978,374.00	196,642.03	13.32%	7.3	357.69	616.74	88.75	89.92	35.15	0	69.71	85.44	30.71	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				45.95%											
Cash Out	205	35,472,115.00	173,034.71	36.40%	7.13	359.11	613.81	89.01	89.71	39.57	67.83	93.23	83.16	100	0
2-4 Family	38	7,651,160.00	201,346.32	7.85%	7.21	359.81	671.03	82.43	89.8	39.43	47.1	53.14	0	20.09	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				7.85%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	1	141,600.00	141,600.00	0.15%	9.28	360	534	80	86.58	31.76	100	100	100	0	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	1	150,500.00	150,500.00	0.15%	8.85	360	533	70	88.6	35.59	100	100	100	0	0
				0.30%											
Debt to Income Ratio															
40-45	113	21,393,451.00	189,322.58	21.95%	6.95	359.88	637.36	88.27	89.77	42.56	52.04	90.8	81.92	42.65	0
45-50	177	37,161,468.00	209,951.80	38.14%	6.9	359.88	638.91	87.55	89.74	47.89	55.79	87.37	83.97	30.75	0
50-55	3	425,700.00	141,900.00	0.44%	7.23	360	685.77	90	90	52.09	100	100	14.8	45.45	0
greater than 55	1	162,000.00	162,000.00	0.17%	6.63	360	592	90	90	55.9	100	100	100	100	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	0	0	1	150,500.00	1	141,600.00	36	5,264,425.00	38	5,556,525.00
551-600	0	0	0	0	1	99,600.00	149	23,157,262.00	150	23,256,862.00
601-650	0	0	3	623,999.00	13	2,491,870.00	138	26,160,837.00	154	29,276,706.00
>650	2	585,000.00	2	115,460.00	59	12,995,788.00	128	25,659,642.00	191	39,355,890.00
Total	2	585,000.00	6	889,959.00	74	15,728,858.00	451	80,242,166.00	533	97,445,983.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info CLTV 90 - 95 31,594,007.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	140.00	31,594,007.00	225,671.48	100.00%	6.81	359.88	684.53	85.27	94.64	41.28	47.44	90.35	73.03	14.95	-
RATE															
LT 10.00	140	31,594,007.00	225,671.48	100.00%	6.81	359.88	684.53	85.27	94.64	41.28	47.44	90.35	73.03	14.95	0
10.01-10.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	3	128,811.00	42,937.00	0.41%	9.37	360	597.07	91.12	94.87	46.08	100	62.45	100	0	0
50-74,999	11	701,235.00	63,748.64	2.22%	8.3	359.81	681.73	82.54	94.77	37.8	92.3	27.68	91.27	0	0
				2.63%											
75 - 500k	112	23,694,011.00	211,553.67	75.00%	6.78	359.94	687.81	87.56	94.79	42.29	55.42	91.59	69.95	16.34	0
400--500k	7	3,119,950.00	445,707.14	9.88%	6.71	359.26	666.89	81.01	94.36	40.04	13.78	100	57.08	27.31	0
500-600k	4	2,000,000.00	500,000.00	6.33%	7.16	360	686.5	74.96	95	40.14	0	75	100	0	0
600 - 700k	3	1,950,000.00	650,000.00	6.17%	6.3	360	677.67	75.48	92.89	32.99	33.33	100	100	0	0
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				97.37%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	2	176,715.00	88,357.50	0.56%	8.6	360	541.64	85	93.79	48.37	100	72.63	100	0	0
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	1	96,300.00	96,300.00	0.30%	8	360	578	90	95	23.05	100	100	100	0	0
GT 600	137	31,320,992.00	228,620.38	99.14%	6.8	359.88	685.66	85.26	94.64	41.29	46.98	90.42	72.8	15.08	0
				100.00%											
LTV															
80	27	6,670,317.00	247,048.78	21.11%	6.77	359.84	692.76	75.66	94.31	38.97	30.68	72.85	100	7.49	0
80-84	38	9,252,346.00	243,482.79	29.29%	6.62	359.81	688.88	80.2	94.69	42.92	23.73	93.37	52.36	13.07	0
85-89	18	3,673,640.00	204,091.11	11.63%	6.57	359.94	696.24	85.01	94.9	43.68	21.33	84.56	56.49	11.01	0
90-94	14	2,586,156.00	184,725.43	8.19%	7.03	360	660.74	93.17	93.64	37.33	86.57	97.79	96.01	40.55	0
95-99	43	9,411,548.00	218,873.21	29.79%	7.05	359.93	676.38	95	95	41.45	81.92	100	74.38	16.57	0
				100.00%											
Primary Home	113	28,544,694.00	252,607.91	90.35%	6.73	359.88	682.38	85.99	94.61	41.27	44.52	100	71.58	15.95	0
Invest Property	27	3,049,313.00	112,937.52	9.65%	7.51	359.89	704.66	78.58	94.97	41.38	74.77	0	86.61	5.58	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IO Loan	56	14,939,224.00	266,771.86	47.28%	6.57	359.9	686.15	83.05	94.47	40.75	45.29	91.49	82.72	15.91	0
Documentation Type															
Full Doc	82	14,988,077.00	182,781.43	47.44%	6.99	359.93	671.06	89.58	94.74	41.03	100	84.79	79.51	14.34	0
Stated Doc	49	13,111,980.00	267,591.43	41.50%	6.6	359.82	701.03	81.76	94.76	43.28	0	100	65.14	14.17	0
Reduced Doc	9	3,493,950.00	388,216.67	11.06%	6.83	359.89	680.37	79.97	93.76	34.82	0	77.98	74.84	20.47	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	22	4,722,550.00	214,661.36	14.95%	6.63	359.9	682.71	87.83	94.42	37.86	45.52	96.4	88.91	100	0
2-4 Family	24	6,720,355.00	280,014.79	21.27%	6.75	359.74	695.74	84.65	94.79	44.86	25.06	95.71	0	0	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				21.27%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.00%											
Debt to Income Ratio															
40-45	34	8,232,350.00	242,127.94	26.06%	6.7	359.87	696.18	82.4	94.72	42.94	41.44	92.51	68.05	13.48	0
45-50	49	10,117,834.00	206,486.41	32.02%	6.82	359.87	691.57	86.3	94.74	48.2	44.99	89.64	61.58	7.05	0
50-55	2	134,825.00	67,412.50	0.43%	9	360	650.6	90.46	95	50.2	100	54.61	54.61	0	0
greater than 55	1	285,000.00	285,000.00	0.90%	6.5	360	673	95	95	59.99	100	100	0	0	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	0	0	0	0	0	0	2	176,715.00	2	176,715.00
551-600	0	0	0	0	0	0	1	96,300.00	1	96,300.00
601-650	0	0	0	0	7	2,058,850.00	26	5,178,814.00	33	7,237,664.00
>650	0	0	0	0	55	13,146,663.00	49	10,936,665.00	104	24,083,328.00
Total	**0**	**0**	**0**	**0**	**62**	**15,205,513.00**	**78**	**16,388,494.00**	**140**	**31,594,007.00**

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info CLTV 95 - 100 236,564,442.90

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	1,277.00	236,564,442.90	185,250.15	100.00%	6.72	353.28	684.78	82.55	99.88	42.99	31.01	99.50	86.06	7.86	3.45
RATE															
LT 10.00	1,130	228,859,123.90	202,530.20	96.74%	6.59	359.11	684.8	84.73	99.88	42.98	30.89	99.49	86.11	7.95	0.2
10.01-10.5	137	7,045,979.00	51,430.50	2.98%	10.49	179.97	684.53	17.79	99.99	43.42	35.53	100	83.97	5.24	100
10.501-11	10	659,340.00	65,934.00	0.28%	10.71	180	680.78	18.37	99.97	40.23	25.8	100	92.17	7.83	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	100	3,828,965.00	38,289.65	1.62%	9.82	216.27	686.14	28.23	100	42.02	37.47	100	80.03	6.17	79.82
50-74,999	118	7,234,683.00	61,310.87	3.06%	8.97	273.07	664.73	53.55	99.97	40.83	51.99	98.51	87.64	7.25	47.33
				4.68%											
75 - 500k	1,012	204,450,923.90	202,026.60	86.43%	6.62	358.01	685.73	84.8	99.94	43.14	30.59	99.48	85.57	8.05	0.82
400-500k	39	16,742,671.00	429,299.26	7.08%	6.35	359.85	690.65	80.78	99.21	42.94	21.07	100	92.16	8.24	0
500-600k	7	3,698,400.00	528,342.86	1.56%	6.22	359.72	652.97	79.87	99.34	40.2	56.74	100	86.48	0	0
600 - 700k	1	608,800.00	608,800.00	0.26%	6.99	360	627	80	99.71	40.84	0	100	100	0	0
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				95.32%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	2	139,175.00	69,587.50	0.06%	8.81	272.05	542.49	79.89	99.94	31.89	48.86	100	100	0	0
550-575	17	1,834,883.00	107,934.29	0.78%	7.84	360	560.46	83.96	99.91	40.78	59.01	100	100	0	0
575-599	2	173,700.00	86,850.00	0.07%	7.69	360	577.7	90	99.9	41.88	100	100	100	0	0
GT 600	1,256	234,416,684.90	186,637.49	99.09%	6.71	353.27	685.92	82.54	99.88	43.01	30.73	99.5	85.93	7.94	3.48
				100.00%											
LTV															
80	218	15,911,161.00	72,986.98	6.73%	8.6	267.59	686.67	46.24	99.66	42.56	27.35	98.4	80.32	4.02	51.31
80-84	522	110,426,589.00	211,545.19	46.68%	6.46	359.12	687.47	80.11	99.85	42.71	21.04	99.83	85.96	5.47	0
85-89	265	63,465,397.00	239,492.06	26.83%	6.35	359.7	690.66	85.15	99.97	44.4	14.96	99.87	88.13	4.33	0
90-94	67	12,917,113.90	192,792.74	5.46%	6.55	359.91	661.84	90	99.97	41.62	83.46	94.99	75.15	10.42	0
95-99	13	2,047,625.00	157,509.62	0.87%	7.36	359.85	664.12	98.52	98.85	40.85	81.35	100	87.99	63.2	0
>=100	192	31,796,557.00	165,607.07	13.44%	7.43	359.94	673.41	100	100	42.07	74.94	100	89.45	20.55	0
				100.00%											
Primary Home	1,266	235,389,472.90	185,931.65	99.50%	6.71	353.24	684.73	82.56	99.89	43.03	30.86	100	85.99	7.9	3.47
Invest Property	11	1,174,970.00	106,815.45	0.50%	7.97	360	694.92	80.47	99.67	34.73	60.66	0	100	0	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon loan	159	8,368,153.00	52,629.89	3.54%	10.39	179.95	683.27	19.47	99.99	42.55	37.73	100	85.37	6.32	97.56
IO Loan	479	121,514,580.90	253,683.88	51.37%	6.3	359.95	689.36	83.65	99.86	43.49	27.71	99.29	84.25	5.03	0
Documentation Type															
Full Doc	452	73,357,930.00	162,296.31	31.01%	6.87	352.16	666.57	86.44	99.88	43.15	100	99.03	81.88	16.04	4.21
Stated Doc	789	153,532,841.00	194,591.69	64.90%	6.66	353.56	695.52	80.58	99.89	43.34	0	99.78	87.65	4.14	3.31
Reduced Doc	36	9,673,671.90	268,713.11	4.09%	6.52	357.3	652.4	84.4	99.85	36.22	0	98.7	92.55	4.93	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	101	18,604,020.00	184,198.22	7.86%	6.9	351.29	667.33	88.26	99.63	40.55	63.24	100	85.37	100	2.64
2-4 Family	29	6,333,050.00	218,381.03	2.68%	6.72	351.38	705.05	80.25	99.85	43.42	81.13	100	0	3.24	4.69
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				2.68%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.00%											
Debt to Income Ratio															
40-45	324	61,613,554.00	190,165.29	26.05%	6.72	354.43	687.26	81.6	99.88	42.78	24.85	100	89.07	5.94	3.05
45-50	538	106,091,093.00	197,195.34	44.85%	6.66	352.57	684.34	82.62	99.9	47.72	32.5	99.93	87.65	6.72	3.74
50-55	17	3,425,350.00	201,491.18	1.45%	6.52	356.76	673.59	87.13	100	51.96	60.71	100	84.03	11.88	1.74
greater than 55	9	1,995,280.00	221,697.78	0.84%	6.3	360	698.37	84.56	100	56.84	33.58	100	100	0	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	0	0	0	0	1	71,175.00	1	68,000.00	2	139,175.00
551-600	0	0	0	0	6	873,861.00	13	1,134,722.00	19	2,008,583.00
601-650	33	1,602,855.00	2	92,000.00	106	20,387,251.00	141	26,197,136.90	282	48,279,242.90
>650	126	6,816,298.00	8	433,400.00	446	92,711,810.00	394	86,175,934.00	974	186,137,442.00
Total	159	8,419,153.00	10	525,400.00	559	114,044,097.00	549	113,575,792.90	1277	236,564,442.90

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info Colorado Collateral 39,705,006.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	214.00	39,705,006.00	185,537.41	100.00%	6.93	357.77	647.27	85.41	92.39	40.31	53.24	94.62	93.13	34.39	0.77
RATE															
<= 10.001	207	39,399,546.00	190,335.97	99.23%	6.91	359.15	646.8	85.93	92.33	40.28	53.41	94.57	93.07	34.55	0
10.001-10.500	6	260,260.00	43,376.67	0.66%	10.5	180	713.01	18.99	100	44.66	35.96	100	100	15.98	100
10.501-11.000	1	45,200.00	45,200.00	0.11%	10.7	180	672	20	100	48.53	0	100	100	0	100
				100.00%											
Average Loan Balance															
25-49,999	6	234,980.00	39,163.33	0.59%	10.13	206.04	684.33	29.41	97.83	40.58	32.17	100	100	17.7	85.53
50-74,999	9	549,680.00	61,075.56	1.38%	7.62	307.28	646.28	62.16	85.56	34.48	70.54	66.16	67.72	35.75	19.01
75 - 400k	193	36,211,346.00	187,623.55	91.20%	6.9	359.36	647.78	86.61	93.01	40.81	54.79	94.61	92.95	34.6	0
400--500k	5	2,209,000.00	441,800.00	5.56%	6.75	360	637.95	82.69	89.91	36.63	37.8	100	100	40.24	0
500-600k	1	500,000.00	500,000.00	1.26%	7.75	360	635	62.94	62.94	27.29	0	100	100	0	0
				100.00%											
FICO															
500-525	4	622,050.00	155,512.50	1.57%	8.06	360	510.88	69.29	69.29	42.6	100	100	100	79.86	0
526-550	15	2,269,030.00	151,268.67	5.71%	7.59	359.82	533.27	81.49	82.72	43.87	83.33	95.06	95.06	40.42	0
550-575	16	3,060,635.00	191,289.69	7.71%	7.16	359.94	561.65	86.78	90.26	42.75	88.14	100	98.04	67.97	0
575-599	15	3,380,550.00	225,370.00	8.51%	6.94	359.91	586.64	86.36	86.36	39.07	89.08	100	100	62.92	0
GT 600	164	30,372,741.00	185,199.64	76.50%	6.84	357.12	673.95	85.79	94.47	39.89	42.53	93.33	91.58	26.45	1.01
				100.00%											
LTV															
LT 80	35	4,967,810.00	141,937.43	12.51%	7.48	342.68	624.54	66.11	76.99	40.73	45.22	84.48	90.99	46.93	6.15
80-84	62	11,307,465.00	182,378.47	28.48%	6.84	359.94	670.6	80.45	94.35	40.17	32.61	94.41	91.15	19.77	0
85-89	36	7,410,771.00	205,854.75	18.66%	6.71	359.89	626.02	85.76	93.17	42.4	46.7	94.89	99.13	24.83	0
90-94	41	8,100,864.00	197,582.05	20.40%	6.83	359.9	623.36	90.34	91.67	38.71	71.3	95.61	98.22	57.02	0
95-99	7	1,296,700.00	185,242.86	3.27%	6.64	360	678.81	95.39	95.39	39.94	89.53	100	73.26	26.89	0
GT 100	33	6,621,396.00	200,648.36	16.68%	7.13	360	671.32	100	100	39.95	72.6	100	89.04	34.42	0
				100.00%											
Primary Home	198	37,566,981.00	189,732.23	94.62%	6.92	357.92	645.67	85.96	92.71	40.61	53.77	100	94.96	34.03	0.81
Invest Property	14	1,890,175.00	135,012.50	4.76%	7.25	354.62	676.87	77.77	89.94	34.45	36.55	0	68.91	32.85	0
Second Home	2	247,850.00	123,925.00	0.62%	6.84	360	664.06	61.44	61.44	39.52	100	0	0	100	0
				100.00%											
Balloon loan	9	476,960.00	52,995.56	1.20%	9.29	180	724.98	36.94	91.51	42.96	43.73	88.15	100	32.83	64.04
Interest Only Loan	61	12,758,851.00	209,161.49	32.13%	6.83	360	662.1	85.81	94.77	40.74	50.44	95.79	92.29	23.95	0
Documentation Type															
Full Doc	116	21,138,410.00	182,227.67	53.24%	6.94	358.16	622.11	88.12	90.84	40.61	100	95.56	91.61	48.32	0.44
Stated Doc	80	14,442,473.00	180,530.91	36.37%	6.85	356.58	689.47	81.87	96.44	40.46	0	96.68	94.73	13.69	1.47
Reduced Doc	18	4,124,123.00	229,117.94	10.39%	7.23	360	628.45	83.96	86.12	38.31	0	82.54	95.29	35.49	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	71	13,654,640.00	192,318.87	34.39%	7.01	357.89	621.15	86.36	88.53	40.8	74.8	93.64	90.8	100	0.3
2-4 Family	6	1,185,350.00	197,558.33	2.99%	6.56	359.85	694.97	79.69	87.16	39.15	68.45	44.4	0	31.87	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				2.99%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B	11	1,921,975.00	174,725.00	4.84%	7.62	360	555.24	82.46	84.05	44.4	72.44	100	100	44.85	0
C	6	1,081,550.00	180,258.33	2.72%	8.14	360	552.52	75	75	38.24	89.64	100	100	89.64	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	2	275,800.00	137,900.00	0.69%	8.91	360	518.92	70	80.15	40.94	100	100	100	0	0
				8.26%											
Debt to Income Ratio															
40-45	40	8,069,660.00	201,741.50	20.32%	7.06	359.25	636.86	87.34	94.27	42.71	58.34	91.38	90.33	32.62	0.4
45-50	60	10,144,248.00	169,070.80	25.55%	6.75	356.69	651.82	85.85	94.35	48	53.01	98.08	93.73	33.53	1.77
50-55	14	3,263,460.00	233,104.29	8.22%	6.96	357.1	591.23	80.05	85.24	51.86	58.21	100	100	54.21	1.51
GT 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				54.09%											

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		---Total---	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	1	154,000.00	3	387,800.00	7	998,400.00	8	1,350,880.00	19	2,891,080.00
551-600	0	0	0	0	6	1,168,800.00	25	5,272,385.00	31	6,441,185.00
601-650	2	115,850.00	2	627,000.00	11	1,990,834.00	43	8,516,880.00	58	11,250,564.00
>650	10	798,210.00	2	171,500.00	48	8,521,756.00	46	9,630,711.00	106	19,122,177.00
Total	13	1,068,060.00	7	1,186,300.00	72	12,679,790.00	122	24,770,856.00	214	39,705,006.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info DTI 45 - 50 184,760,151.50

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	940.00	184,760,151.50	196,553.35	100.00%	6.83	355.35	661.43	83.14	93.96	47.78	40.20	95.40	85.05	19.78	2.15
RATE															
LT 10.00	871	180,973,756.50	207,776.99	97.95%	6.76	358.95	661	84.5	93.86	47.78	40.41	95.31	84.91	20.12	0.14
10.01-10.5	66	3,629,795.00	54,996.89	1.96%	10.49	183.64	682.63	18.19	98.67	47.68	31.4	100	91.34	3.69	97.96
10.501-11	3	156,600.00	52,200.00	0.08%	10.72	180	662.68	16.44	100	48.7	0	100	100	0	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999			-	0.00%											
25-49,999	51	2,009,853.00	39,408.88	1.09%	9.75	229.34	674.29	33.93	97.5	47.59	41.97	91.89	86.18	10.85	72.55
50-74,999	78	4,842,324.00	62,081.08	2.62%	8.82	298.68	635.15	59.18	91.76	47.76	57.5	87.57	94.48	18.01	34
				3.71%											
75 - 400k	775	161,942,088.50	208,957.53	87.65%	6.77	358.16	660.09	84.69	93.99	47.78	39.74	95.82	84.39	21.04	0.53
400--500k	32	13,917,886.00	434,933.94	7.53%	6.47	359.91	684.68	81.74	94.39	47.85	34.14	96.72	87.09	9.87	0
500-600k	4	2,048,000.00	512,000.00	1.11%	6.49	359.76	658.9	75.13	90.3	47.34	75.59	75.59	100	0	0
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				96.29%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	19	2,618,050.00	137,792.11	1.42%	7.94	359.87	513.85	77.91	77.91	47.2	100	96.29	87.88	53.01	0
526-550	40	6,067,596.50	151,689.91	3.28%	7.66	359.81	539.28	80.46	80.63	47.78	62.52	98.98	90.87	55.7	0
550-575	62	11,510,325.00	185,650.40	6.23%	7.54	358.48	562.4	83.74	84.4	47.84	67.08	99.22	88.64	51.36	0
575-599	44	7,225,770.00	164,222.05	3.91%	7.34	359.8	587.07	84.85	85.02	47.61	74.07	92.45	90.6	55.03	0
GT 600	775	157,338,410.00	203,017.30	85.16%	6.71	354.67	679.25	83.2	95.85	47.79	34.83	95.11	84.26	13.91	2.52
				100.00%											
LTV															
LT '80	179	21,752,481.50	121,522.24	11.77%	7.81	325.97	637.81	63.22	83.46	47.82	38.13	90.36	86.37	34.13	18.22
80-84	299	65,177,612.00	217,985.32	35.28%	6.55	358.35	672.65	80.25	95.31	47.64	26.6	94.71	83.31	14.81	0
85-89	210	48,557,404.00	231,225.73	26.28%	6.56	359.9	667.04	85.61	96.22	47.69	28.49	97.28	85.5	15.36	0
90-94	158	31,045,316.00	196,489.34	16.80%	6.85	359.85	639.68	90.01	92.03	48.01	66.69	94.76	86.08	29.49	0
95-99	20	4,323,675.00	216,183.75	2.34%	7.17	359.85	681.48	95.54	95.64	48.52	81.19	100	70.05	13.59	0
				92.47%											
Primary Home	879	176,266,610.50	200,530.84	95.40%	6.81	355.13	660.43	83.26	94.26	47.79	39.12	100	85.43	19.72	2.25
Invest Property	59	8,333,391.00	141,243.92	4.51%	7.42	359.91	680.26	80.62	87.86	47.5	63.89	0	76.67	21.41	0
Second Home	2	160,150.00	80,075.00	0.09%	7.15	360	774.3	83.26	83.26	49.26	0	0	100	0	0
				100.00%											
Balloon loan	75	4,048,058.00	53,974.11	2.19%	10.36	179.95	682.2	18.95	99.66	47.7	33.55	100	91.17	1.46	97.91
IO Loan	318	82,480,035.00	259,371.18	44.64%	6.39	359.95	676.1	84.1	96.31	47.71	36.46	94.74	84.56	8.79	0
Documentation Type															
Full Doc	420	74,278,417.00	176,853.37	40.20%	6.93	356.59	638	85.86	92.59	48.01	100	92.83	84.05	27.37	1.71
Stated Doc	490	103,739,761.50	211,713.80	56.15%	6.77	354.17	680.91	80.99	95.05	47.63	0	97.66	85.32	13.92	2.59
Reduced Doc	30	6,741,973.00	224,732.43	3.65%	6.77	359.85	619.75	86.21	92.26	47.47	0	88.92	91.88	26.25	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	194	36,537,980.00	188,340.10	19.78%	7.12	357.11	617.57	83.91	86.42	47.87	55.63	95.12	85.3	100	0.16
2-4 Family	52	13,344,710.00	256,629.04	7.22%	6.93	358.99	675.3	83.44	91.62	48.14	48.21	88.91	0	24.09	0.47
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				7.22%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	11	1,317,400.00	119,763.64	0.71%	8.27	359.85	527.66	72.17	72.17	47.07	100	100	75.92	90.9	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	4	385,800.00	96,450.00	0.21%	9.3	360	521.18	62.58	62.58	47.23	100	100	100	19.18	0
				0.92%											
Debt to Income Ratio															
40-45	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
45-50	940	184,760,151.50	196,553.35	100.00%	6.83	355.35	661.43	83.14	93.96	47.78	40.2	95.4	85.05	19.78	2.15
50-55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	2	127,000.00	7	1,107,800.00	25	3,763,796.50	25	3,687,050.00	59	8,685,646.50
551-600	2	152,000.00	5	750,600.00	30	4,752,841.00	69	13,080,654.00	106	18,736,095.00
601-650	14	1,005,968.00	4	659,999.00	65	14,282,996.00	120	24,217,103.00	203	40,166,066.00
>650	62	3,776,698.00	7	856,430.00	235	51,074,215.00	268	61,465,001.00	572	117,172,344.00
Total	80	5,061,666.00	23	3,374,829.00	355	73,873,848.50	482	102,449,808.00	940	184,760,151.50

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info DTI 50 - 55 16,823,686.00

Aggregated	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
	102.00	16,823,686.00	164,938.10	1.00	7.24	359.22	598.25	79.89	82.55	52.58	78.64	94.68	78.91	46.03	0.35
RATE															
LT 10.00	100	16,656,986.00	166,569.86	99.01%	7.21	359.86	598.22	80.17	82.56	52.58	78.79	94.63	78.7	46.49	0
10.01-10.5	2	166,700.00	83,350.00	0.99%	10.5	295.64	601.12	52.12	80.73	52.7	64.25	100	100	0	35.75
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999			-	0.00%											
25-49,999	-	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
50-74,999	15	927,925.00	61,861.67	5.52%	8.51	348.44	591.89	77.46	83.26	53	93.58	87.37	79.68	58.79	6.42
				5.52%											
75 - 400k	86	15,411,761.00	179,206.52	91.61%	7.18	359.85	598.55	80.32	82.88	52.62	80.21	94.96	78.2	43.57	0
400-500k	1	484,000.00	484,000.00	2.88%	6.75	360	601	70.66	70.66	50.61	0	100	100	100	0
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				94.48%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	7	862,938.00	123,276.86	5.13%	8.68	359.85	509.03	69.63	69.63	53.91	100	100	100	85.29	0
526-550	26	3,768,460.00	144,940.77	22.40%	7.7	359.9	534.35	80.48	80.48	53.09	89.78	93.76	95.19	40.5	0
550-575	16	2,804,677.00	175,292.31	16.67%	7.4	359.87	561.94	79.69	80.78	52.23	71.46	100	82.67	51.88	0
575-599	12	2,173,750.00	181,145.83	12.92%	7.74	359.83	582.97	77.37	77.37	53.09	87.35	92.06	64.53	68.1	0
GT 600	41	7,213,861.00	175,947.83	42.88%	6.62	358.36	661.03	81.64	87.41	52.15	70.44	93.25	70.75	35.31	0.83
				100.00%											
LTV															
LT '80	40	6,322,738.00	158,068.45	37.58%	7.48	358.15	576.26	70.76	71.51	52.94	81.32	95.96	80.69	72.93	0.94
80-84	25	4,425,762.00	177,030.48	26.31%	7.04	359.92	608.44	81.58	86.95	52.2	73.95	96.57	79.54	34.26	0
85-89	26	4,258,861.00	163,802.35	25.31%	7.19	359.76	594.62	85	87.99	52.66	70.44	88.57	84.17	23.87	0
90-94	5	767,700.00	153,540.00	4.56%	6.75	360	665.69	90	94.45	52.05	100	100	23.45	40.45	0
95-99	1	73,625.00	73,625.00	0.44%	9.6	360	622	95	95	50.1	100	100	100	0	0
				94.20%											
Primary Home	94	15,928,971.00	169,457.14	94.68%	7.2	359.2	596.34	79.81	82.58	52.6	78.11	100	81.38	46.52	0.37
Invest Property	7	811,465.00	115,923.57	4.82%	7.79	359.63	643.18	81.94	82.69	52.18	86.91	0	28.16	41.25	0
Second Home	1	83,250.00	83,250.00	0.49%	9.15	360	526	75	75	53.58	100	0	100	0	0
				100.00%											
Balloon loan	1	59,600.00	59,600.00	0.35%	10.5	180	675	20	100	51.84	0	100	100	0	100
IO Loan	27	5,613,423.00	207,904.56	33.37%	6.71	359.92	614.34	81.03	85.63	52.72	83.12	96.32	77.15	20.04	0
Documentation Type															
Full Doc	85	13,230,736.00	155,655.72	78.64%	7.32	359.88	588.82	80.06	81.44	52.8	100	94.04	77.57	46.8	0
Stated Doc	10	1,913,200.00	191,320.00	11.37%	6.55	354.13	679.16	79.28	93.1	51.7	0	100	75.21	13.33	3.12
Reduced Doc	7	1,679,750.00	239,964.29	9.98%	7.39	359.84	580.4	79.22	79.22	51.86	0	93.67	93.67	77.23	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	50	7,744,550.00	154,891.00	46.03%	7.49	359.87	581.21	77.16	77.31	52.79	79.96	95.68	84.02	100	0
2-4 Family	14	2,128,385.00	152,027.50	12.65%	7.11	359.74	617.29	78.98	79.27	52.64	90.79	82.91	0	27.9	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				12.65%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	12	1,706,250.00	142,187.50	10.14%	8.54	360	536.74	73.72	73.72	53.56	100	100	96.89	67.12	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	2	234,038.00	117,019.00	1.39%	9.66	359.46	530.17	70	70	53.42	100	100	100	0	0
				11.53%											
Debt to Income Ratio															
40-45	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
45-50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
50-55	102	16,823,686.00	164,938.10	100.00%	7.24	359.22	598.25	79.89	82.55	52.58	78.64	94.68	78.91	46.03	0.35
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	1	154,000.00	3	410,436.00	15	2,282,275.00	14	1,784,685.00	33	4,631,398.00
551-600	2	153,000.00	2	349,475.00	13	2,306,400.00	11	2,169,552.00	28	4,978,427.00
601-650	1	131,000.00	2	380,200.00	4	1,164,750.00	13	1,814,661.00	20	3,490,611.00
>650	2	234,600.00	1	52,000.00	9	1,583,700.00	9	1,852,950.00	21	3,723,250.00
Total	**6**	**672,600.00**	**8**	**1,192,113.00**	**41**	**7,337,125.00**	**47**	**7,621,848.00**	**102**	**16,823,686.00**

Deal Name: **Fieldstone Mortgage Investment Corp 2003-1**

Detailed collateral info DTI 55-60 3,125,450.00

Aggregated	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
	13.00	3,125,450.00	240,419.23	100.00%	6.58	359.86	666.88	84.38	94.24	56.70	44.01	100.00	77.30	13.46	-
RATE															
LT 10.00	13	3,125,450.00	240,419.23	100.00%	6.58	359.86	666.88	84.38	94.24	56.7	44.01	100	77.3	13.46	0
10.01-10.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999			-	0.00%											
25-49,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
50-74,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.00%											
75 - 400k	12	2,700,980.00	225,081.67	86.42%	6.43	360	673	85.07	96.48	56.96	50.93	100	89.45	15.58	0
400--500k	1	424,470.00	424,470.00	13.58%	7.5	359	628	80	80	55.05	0	100	0	0	0
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	1	258,700.00	258,700.00	8.28%	7.72	359.73	537.92	82.65	82.65	38.56	0	100	100	63.65	0
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	1	162,000.00	162,000.00	5.18%	6.63	360	592	90	90	55.9	100	100	100	100	0
GT 600	11	2,704,750.00	245,886.36	86.54%	6.51	359.84	684.65	84.94	96.33	56.89	35.31	100	73.77	0	0
				100.00%											
LTV															
LT 80	1	258,700.00	258,700.00	8.28%	7.25	360	528	74.99	74.99	55.17	100	100	100	100	0
80-84	4	1,078,950.00	269,737.50	34.52%	6.61	359.61	690.14	80	92.13	55.69	9.12	100	60.66	0	0
85-89	4	1,052,300.00	263,075.00	33.67%	6.37	360	693.57	85	100	57.5	26.9	100	100	0	0
90-94	2	355,500.00	177,750.00	11.37%	6.42	360	624.66	90	95.44	55.64	100	100	100	45.57	0
95-99	1	285,000.00	285,000.00	9.12%	6.5	360	673	95	95	59.99	100	100	0	0	0
				96.96%											
Primary Home	13	3,125,450.00	240,419.23	100.00%	6.58	359.86	666.88	84.38	94.24	56.7	44.01	100	77.3	13.46	0
Invest Property	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IO Loan	11	2,771,750.00	251,977.27	88.68%	6.48	359.85	681.28	84.72	95.84	56.82	36.87	100	74.4	5.84	0
Documentation Type															
Full Doc	7	1,375,650.00	196,521.43	44.01%	6.52	360	620.93	87.16	93.08	56.79	100	100	79.28	30.58	0
Stated Doc	6	1,749,800.00	291,633.33	55.99%	6.62	359.76	703.01	82.2	95.15	56.63	0	100	75.74	0	0
Reduced Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				55.99%											
Cash Out	2	420,700.00	210,350.00	13.46%	7.01	360	552.64	80.77	80.77	55.45	100	100	100	100	0
2-4 Family	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.00%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	1	258,700.00	258,700.00	8.28%	7.25	360	528	74.99	74.99	55.17	100	100	100	100	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				8.28%											
Debt to Income Ratio															
40-45	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
45-50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
50-55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 55	13	3,125,450.00	240,419.23	100.00%	6.58	359.86	666.88	84.38	94.24	56.7	44.01	100	77.3	13.46	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	0	0	0	0	1	258,700.00	0	0	1	258,700.00
551-600	0	0	0	0	0	0	1	162,000.00	1	162,000.00
601-650	0	0	0	0	1	424,470.00	3	624,550.00	4	1,049,020.00
>650	0	0	0	0	3	654,480.00	4	1,001,250.00	7	1,655,730.00
Total	**0**	**0**	**0**	**0**	**5**	**1,337,650.00**	**8**	**1,787,800.00**	**13**	**3,125,450.00**

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info DTI 40 - 45 114,600,890.00

Aggregated	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
	597.00	114,600,890.00	191,961.29	100.00%	6.87	356.20	660.13	82.23	93.28	42.71	38.85	95.95	85.81	22.96	1.64
RATE															
LT 10.00	11	543,834.00	49,439.45	0.47%	6.81	358.94	659.73	83.24	93.18	42.71	39.02	95.89	85.77	23.25	0.11
10.01-10.5	137	7,045,979.00	51,430.50	6.15%	10.5	179.97	685.45	16.7	99.94	42.68	33.56	100	86.5	4.7	100
10.501-11	10	659,340.00	65,934.00	0.58%	10.7	180	689.95	20	100	42.22	0	100	100	0	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				7.20%											
Average Loan Balance															
0-24,999			-	0.00%											
25-49,999	28	1,088,195.00	38,864.11	0.95%	9.46	254.02	659.56	41.03	96.45	42.37	51.48	83.42	80.61	26.8	58.83
50-74,999	51	3,195,138.00	62,649.76	2.79%	8.42	315.5	640.54	67.43	92.96	42.38	54.55	94.07	91.42	26.91	24.62
				3.74%											
75 - 400k	488	96,555,522.00	197,859.68	84.25%	6.83	358.18	661.77	83.43	93.22	42.73	38.04	95.58	84.16	23.88	0.47
400--500k	23	10,042,835.00	436,645.00	8.76%	6.58	359.77	655	81.63	92.89	42.59	39.3	100	95.23	20.86	0
500-600k	6	3,110,400.00	518,400.00	2.71%	6.6	360	652.76	76.91	94.22	43.39	49.65	100	100	0	0
600 - 700k	1	608,800.00	608,800.00	0.53%	6.99	360	627	80	99.71	40.84	0	100	100	0	0
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				96.26%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	10	1,277,675.00	127,767.50	1.11%	8.48	339.78	513.55	74.53	74.53	43.39	76.27	100	91.96	66.04	0
526-550	32	5,096,865.00	159,277.03	4.45%	7.66	359.87	538.57	81.33	81.42	42.68	92.34	95.91	84.09	63.82	0
550-575	43	7,153,755.00	166,366.40	6.24%	7.4	356.39	566.05	81.48	83.47	42.39	72.33	99.44	86.97	63.88	0
575-599	35	5,947,295.00	169,922.71	5.19%	7.49	356.17	586.11	82.52	82.52	42.95	71.21	98.55	93.97	46.72	0
GT 600	477	95,125,300.00	199,424.11	83.01%	6.73	356.21	680.32	82.42	95.58	42.71	30.95	95.48	85.23	15.63	1.98
				100.00%											
LTV															
LT '80	122	17,183,163.00	140,845.60	14.99%	6.7	359.63	676.96	80.38	96.23	42.77	25.4	97.34	84.1	10.1	0
80-84	221	46,630,906.00	210,999.57	40.69%	6.61	358.91	656.21	85.63	94.4	42.75	34.19	97.23	88.29	22.88	0
85-89	117	26,410,732.00	225,732.75	23.05%	6.94	359.92	636.19	90.14	91.32	42.52	57.68	95.34	83.42	42.62	0
90-94	89	16,599,925.00	186,516.01	14.48%	7.08	360	683.92	96.15	96.15	43.65	73.83	100	67.79	14.16	0
95-99	9	1,828,905.00	203,211.67	1.60%	7.46	359.91	666.07	100	100	42.63	86.15	100	94.07	29.16	0
				94.81%											
Primary Home	562	109,964,028.00	195,665.53	95.95%	6.84	356.04	659.52	82.31	93.62	42.73	38.27	100	86.42	22.84	1.71
Invest Property	30	3,830,391.00	127,679.70	3.34%	7.6	359.9	669.68	81.47	86.63	42.06	52.09	0	76.86	24.02	0
Second Home	5	806,471.00	161,294.20	0.70%	7.3	359.69	697.66	74.97	78.09	42.73	55.96	0	46.12	33.69	0
				100.00%											
Balloon loan	37	2,022,053.00	54,650.08	1.76%	10.34	179.95	679.14	22.58	98.91	42.7	37.96	100	90.09	13.78	93.06
IO Loan	177	45,910,029.00	259,378.69	40.06%	6.44	359.94	681.14	82.62	95.05	42.72	28.18	97.53	86.55	12.44	0
Documentation Type															
Full Doc	317	64,461,747.00	203,349.36	56.25%	6.74	356.41	686.34	80.48	95.62	42.68	0	97.32	87.6	9.08	1.95
Stated Doc	259	44,527,793.00	171,921.98	38.85%	7.05	355.42	627.97	84.36	90.09	42.76	100	94.51	83.17	42.26	1.41
Reduced Doc	21	5,611,350.00	267,207.14	4.90%	6.89	359.89	614.27	85.45	91.66	42.5	0	91.76	86.3	29.2	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	153	26,308,320.00	171,949.80	22.96%	7.15	355.66	613.85	83.33	85.7	42.53	71.53	95.46	84.67	100	0.53
2-4 Family	24	5,461,300.00	227,554.17	4.77%	6.87	355.96	673.19	80.36	91.65	43.09	68.77	85.47	0	18.5	2.1
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				4.77%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	8	1,041,300.00	130,162.50	0.91%	8.74	335.37	538.77	72.96	72.96	43.02	100	100	90.13	83	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	1	73,500.00	73,500.00	0.06%	9.75	360	505	70	70	44.76	100	100	100	100	0
				0.97%											
Debt to Income Ratio															
40-45	597	114,600,890.00	191,961.29	100.00%	6.87	356.2	660.13	82.23	93.28	42.71	38.85	95.95	85.81	22.96	1.64
45-50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
50-55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 55															

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	2	298,000.00	6	723,200.00	12	1,628,100.00	22	3,725,240.00	42	6,374,540.00
551-600	1	175,000.00	5	1,050,000.00	26	4,240,090.00	46	7,635,960.00	78	13,101,050.00
601-650	6	285,200.00	4	534,000.00	42	8,459,372.00	79	16,015,260.00	131	25,293,832.00
>650	33	2,112,953.00	4	186,960.00	182	39,621,194.00	127	27,910,361.00	346	69,831,468.00
Total	**42**	**2,871,153.00**	**19**	**2,494,160.00**	**262**	**53,948,756.00**	**274**	**55,286,821.00**	**597**	**114,600,890.00**

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info FICO 500 - 520 6,501,968.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	50.00	6,501,968.00	130,039.36	100.00%	8.25	355.95	511.47	75.10	75.10	42.56	93.29	100.00	93.54	69.76	-
RATE															
LT 10.00	48	6,399,288.00	133,318.50	98.42%	8.21	355.88	511.52	75.18	75.18	42.78	93.97	100	93.44	70.06	0
10.01-10.5	2	102,680.00	51,340.00	1.58%	10.31	360	508.53	70.11	70.11	28.64	51.13	100	100	51.13	0
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	1	42,000.00	42,000.00	0.65%	7.25	360	517	84	84	39.9	100	100	100	100	0
50-74,999	11	674,330.00	61,302.73	10.37%	9.19	359.9	508.5	73.54	73.54	39.18	92.56	100	100	65.69	0
				11.02%											
75 - 500k	38	5,785,638.00	152,253.63	88.98%	8.14	355.46	511.78	75.22	75.22	42.97	93.33	100	92.74	70.02	0
400--500k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				88.98%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	50	6,501,968.00	130,039.36	100.00%	8.25	355.95	511.47	75.1	75.1	42.56	93.29	100	93.54	69.76	0
526-550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT 600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
LTV															
80	37	4,744,368.00	128,226.16	72.97%	8.43	354.48	510.98	71.6	71.6	43.45	96.37	100	91.15	76.97	0
80-84	4	468,400.00	117,100.00	7.20%	7.9	360	507.42	80.36	80.36	37.65	100	100	100	32.88	0
85-89	6	1,010,650.00	168,441.67	15.54%	7.64	359.82	514.31	85	85	42.37	82.09	100	100	72.25	0
90-94	3	278,550.00	92,850.00	4.28%	7.94	360	516.26	90	90	36.35	70.27	100	100	0	0
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
>= 100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	50	6,501,968.00	130,039.36	100.00%	8.25	355.95	511.47	75.1	75.1	42.56	93.29	100	93.54	69.76	0
Invest Property	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest Only Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Documentation Type															
Full Doc	46	6,065,738.00	131,863.87	93.29%	8.2	355.69	511.29	74.89	74.89	42.92	100	100	93.08	69.78	0
Stated Doc	2	172,380.00	86,190.00	2.65%	9.68	360	513.38	65	65	35.98	0	100	100	70.89	0
Reduced Doc	2	263,850.00	131,925.00	4.06%	8.5	359.31	514.43	86.57	86.57	38.48	0	100	100	68.62	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	33	4,535,850.00	137,450.00	69.76%	8.3	354.22	511.48	73.92	73.92	42.99	93.31	100	94.77	100	0
2-4 Family	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.00%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	26	3,191,750.00	122,759.62	49.09%	8.52	351.84	511.04	71.65	71.65	43.39	100	100	86.84	88.13	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	5	512,238.00	102,447.60	7.88%	9.14	359.75	505.63	69.48	69.48	48.49	100	100	100	14.35	0
				56.97%											
Debt to Income Ratio															
40-45	8	1,020,750.00	127,593.75	15.70%	8.6	334.69	511.26	71.32	71.32	43.14	70.29	100	89.93	82.66	0
45-50	15	2,170,650.00	144,710.00	33.38%	7.98	359.93	511.81	76.36	76.36	47.27	100	100	85.38	59.29	0
50-55	7	862,938.00	123,276.86	13.27%	8.68	359.85	509.03	69.63	69.63	53.91	100	100	100	85.29	0
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	3	449,000.00	9	1,044,618.00	28	3,677,150.00	10	1,331,200.00	50	6,501,968
551-600	-	-	-	-	-	-	-	-	-	-
601-650	-	-	-	-	-	-	-	-	-	-
>650	-	-	-	-	-	-	-	-	-	-
Total	3	449,000.00	9	1,044,618.00	28	3,677,150.00	10	1,331,200.00	50	6,501,968.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info — FICO 520 - 540 — 17,778,563.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	123.00	17,778,563.00	144,541.16	100.00%	7.77	359.84	531.52	81.24	81.45	40.55	90.30	97.77	91.18	54.55	-
RATE															
LT 10.00	123	17,778,563.00	144,541.16	100.00%	7.77	359.84	531.52	81.24	81.45	40.55	90.3	97.77	91.18	54.55	0
10.01-10.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	3	134,100.00	44,700.00	0.75%	9.17	359.35	530.63	78.27	78.27	37.48	65.32	64.21	100	70.47	0
50-74,999	18	1,103,910.00	61,328.33	6.21%	8.47	359.73	529.54	79.14	79.14	37.4	95.38	94.93	100	82.56	0
				6.96%											
75 - 500k	102	16,540,553.00	162,162.28	93.04%	7.71	359.85	531.66	81.41	81.63	40.79	90.16	98.23	90.52	52.55	0
400--500k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				93.04%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	15	1,778,260.00	118,550.67	10.00%	8.16	359.79	523.16	80.59	80.59	38.5	83.97	94.55	94.32	42.46	0
526-550	108	16,000,303.00	148,150.95	90.00%	7.72	359.84	532.45	81.31	81.55	40.78	91	98.13	90.83	55.89	0
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT 600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
LTV															
80	37	4,973,598.00	134,421.57	27.98%	7.96	359.88	529.8	71.92	72.48	39.69	76.5	94.12	92.2	55.66	0
80-84	27	4,105,758.00	152,065.11	23.09%	8.02	359.87	532.71	81.22	81.44	41.64	93.49	97.47	92.57	50.61	0
85-89	46	6,920,447.00	150,444.50	38.93%	7.51	359.78	532.52	85.7	85.7	40.71	95.82	100	91.97	50.17	0
90-94	13	1,778,760.00	136,827.69	10.01%	7.65	359.88	529.74	90	90	39.84	100	100	82.04	77.54	0
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
>= 100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	118	17,382,313.00	147,307.74	97.77%	7.75	359.84	531.61	81.36	81.58	40.39	90.08	100	91.62	54.55	0
Invest Property	4	313,000.00	78,250.00	1.76%	8.44	359.69	528.3	76.27	76.27	46.21	100	0	64.22	69.01	0
Second Home	1	83,250.00	83,250.00	0.47%	9.15	360	526	75	75	53.58	100	0	100	0	0
				100.00%											
Balloon Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest Only Loan	10	1,707,282.00	170,728.20	9.60%	7.56	360	535.01	79.68	79.68	44.77	100	93.44	93.44	34.21	0
Documentation Type															
Full Doc	110	16,053,450.00	145,940.45	90.30%	7.71	359.86	531.56	82	82.24	40.8	100	97.53	90.23	53.6	0
Stated Doc	8	952,863.00	119,107.88	5.36%	8.28	359.49	530.82	69.81	69.81	36.28	0	100	100	45.37	0
Reduced Doc	5	772,250.00	154,450.00	4.34%	8.32	359.93	529.65	79.47	79.47	40.59	0	100	100	85.5	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	70	9,697,350.00	138,533.57	54.55%	7.89	359.86	531.59	81.39	81.39	39.68	88.73	97.77	84.7	100	0
2-4 Family	5	726,010.00	145,202.00	4.08%	7.94	359.69	532.19	80.13	80.13	44.81	100	100	0	88.26	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				4.08%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	16	2,022,125.00	126,382.81	11.37%	8.35	359.98	531.15	74.41	74.87	40.4	94.46	100	95.01	43.67	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	3	313,810.00	104,603.33	1.77%	8.69	360	531.63	70	78.92	30.67	100	100	100	0	0
				13.14%											
Debt to Income Ratio															
40-45	22	3,210,075.00	145,912.50	18.06%	7.77	359.86	532.43	80.15	80.15	42.88	96.95	95.02	81.1	65.97	0
45-50	23	3,064,875.00	133,255.43	17.24%	7.68	359.76	531.49	83.98	83.98	47.32	84.39	96.84	90.02	48.71	0
50-55	17	2,785,735.00	163,866.76	15.67%	7.73	360	530.75	80.59	80.59	52.96	90.44	95	96.94	37.71	0
greater than 55	2	359,700.00	179,850.00	2.02%	7.46	360	526.03	70.62	70.62	57.83	100	100	71.92	100	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	3	266,000.00	10	1,344,110.00	43	6,018,288.00	67	10,150,165.00	123	17,778,563.00
551-600	-	-	-	-	-	-	-	-	-	-
601-650	-	-	-	-	-	-	-	-	-	-
>650	-	-	-	-	-	-	-	-	-	-
Total	3	266,000.00	10	1,344,110.00	43	6,018,288.00	67	10,150,165.00	123.00	17,778,563.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info FICO 540 - 560 25,592,548.50

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	169.00	25,592,548.50	151,435.20	100.00%	7.51	358.84	549.95	80.59	81.25	40.50	71.95	98.83	90.57	57.36	-
RATE															
LT 10.00	169	25,592,548.50	151,435.20	100.00%	7.51	358.84	549.95	80.59	81.25	40.5	71.95	98.83	90.57	57.36	0
10.01-10.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	7	312,715.00	44,673.57	1.22%	8.43	359.56	548.06	72.4	73.95	35.2	100	55	100	58.15	0
50-74,999	35	2,260,414.00	64,583.26	8.83%	8.1	348.72	549.33	77.2	79.55	36.07	88.57	97.27	82.82	48.78	0
				10.05%											
75 - 500k	125	22,100,669.50	176,805.36	86.36%	7.45	359.82	550	81.04	81.55	40.84	70.94	99.57	90.84	56.45	0
400--500k	2	918,750.00	459,375.00	3.59%	7.4	360	551.05	80.78	80.78	45.14	45.8	100	100	100	0
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				89.95%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	90	12,723,001.50	141,366.68	49.71%	7.5	357.83	545.04	79.23	79.58	39.83	74.29	98.03	92.25	62.13	0
550-575	79	12,869,547.00	162,905.66	50.29%	7.53	359.84	554.82	81.93	82.91	41.17	69.63	99.63	88.91	52.64	0
575-599	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT 600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
LTV															
80	51	7,377,846.50	144,663.66	28.83%	7.58	359.84	549.18	69.35	69.81	40.97	67.4	99.39	90.58	69.36	0
80-84	40	6,373,276.00	159,331.90	24.90%	7.5	359.83	549.45	80.72	82.05	41.65	68.64	97.53	90.12	54.54	0
85-89	42	6,206,571.00	147,775.50	24.25%	7.55	355.61	549.17	85.26	85.98	39.46	68.11	98.45	91.71	58.2	0
90-94	36	5,634,855.00	156,523.75	22.02%	7.41	359.96	552.4	90	90.13	39.73	85.87	100	89.81	43.93	0
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
>= 100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	164	25,294,233.50	154,233.13	98.83%	7.5	358.83	549.97	80.62	81.28	40.45	71.62	100	90.84	57.43	0
Invest Property	5	298,315.00	59,663.00	1.17%	8.43	359.52	548.37	77.41	79.03	44.97	100	0	67.82	51.61	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon Loan	2	140,250.00	70,125.00	0.55%	9.51	180	541.97	85	92.27	27.36	100	100	100	51.52	0
Interest Only Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Documentation Type															
Full Doc	132	18,413,131.00	139,493.42	71.95%	7.47	358.49	549.94	80.81	81.23	40.02	100	98.38	91.28	58.08	0
Stated Doc	20	3,888,717.50	194,435.88	15.19%	7.88	359.85	549.78	75.73	76.62	46.02	0	100	79.23	63.96	0
Reduced Doc	17	3,290,700.00	193,570.59	12.86%	7.33	359.63	550.23	85.04	86.84	36.7	0	100	100	45.56	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	97	14,680,090.00	151,341.13	57.36%	7.5	358.9	549.51	79.84	79.85	39.46	72.85	98.95	88.18	100	0
2-4 Family	8	1,464,500.00	183,062.50	5.72%	7.81	359.93	553.74	78.88	78.88	46.35	67.66	93.44	0	93.44	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				5.72%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	18	1,838,600.00	102,144.44	7.18%	8.19	359.98	550.1	71.7	71.77	37.7	100	100	97.12	71.63	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	1	55,000.00	55,000.00	0.21%	8.75	360	541	63.22	63.22	22.89	100	100	100	100	0
				7.40%											
Debt to Income Ratio															
40-45	20	3,142,975.00	157,148.75	12.28%	7.49	359.89	548.46	79.87	80.02	42.82	90.7	98.46	91.79	58.48	0
45-50	48	8,382,222.50	174,629.64	32.75%	7.65	359.83	550.92	80.14	80.98	47.93	54.42	99.27	87.46	53.6	0
50-55	16	2,155,125.00	134,695.31	8.42%	7.56	359.82	550.95	80.67	80.67	52.54	82.25	95.55	89.63	47.3	0
greater than 55	1	215,000.00	215,000.00	0.84%	7.5	359	546	68.25	68.25	61.2	100	100	100	100	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	6	453,250.00	10	1,457,200.00	34	5,279,421.50	40	5,533,130.00	90	12,723,001.50
551-600	4	473,000.00	5	1,065,800.00	24	3,900,851.00	46	7,429,896.00	79	12,869,547.00
601-650	-	-	-	-	-	-	-	-	-	-
>650	-	-	-	-	-	-	-	-	-	-
Total	10	926,250.00	15	2,523,000.00	58	9,180,272.50	86	12,963,026.00	169	25,592,548.50

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info FICO 560 - 580 29,409,935.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	182.00	29,409,935.00	161,593.05	100.00%	7.45	358.48	569.92	82.47	83.37	40.34	70.37	96.82	90.30	54.49	-
RATE															
LT 10.00	181	29,302,835.00	161,894.12	99.64%	7.44	358.47	569.95	82.51	83.42	40.29	70.26	96.81	90.27	54.69	0
10.01-10.5	1	107,100.00	107,100.00	0.36%	10.5	360	560	70	70	53.18	100	100	100	0	0
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	8	330,550.00	41,318.75	1.12%	8.26	359.86	570.41	78.79	78.79	36.28	100	63.7	100	75.57	0
50-74,999	25	1,568,107.00	62,724.28	5.33%	8.2	359.84	569.59	85.31	88.96	35.95	73.11	100	96.81	20.46	0
				6.46%											
75 - 500k	143	24,951,174.00	174,483.73	84.84%	7.42	358.23	570.2	82.51	83.34	41.16	70.17	96.73	88.77	58.43	0
400--500k	6	2,560,104.00	426,684.00	8.70%	7.24	359.84	567.31	80.8	80.8	35.54	66.77	100	100	34.18	0
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				93.54%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550-575	137	22,397,901.00	163,488.33	76.16%	7.42	358.04	567.64	82.73	83.81	40.9	72.49	96.95	89.61	56.4	0
575-599	45	7,012,034.00	155,822.98	23.84%	7.55	359.85	577.16	81.63	81.95	38.55	63.59	96.4	92.53	48.36	0
GT 600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
LTV															
80	44	8,028,134.00	182,457.59	27.30%	7.45	359.89	569.72	70.81	70.81	39.3	66.78	93.75	90.85	64.32	0
80-84	36	5,358,697.00	148,852.69	18.22%	7.57	356.87	571.33	81.76	83.37	39.29	49.38	96.09	92.3	47.9	0
85-89	36	6,642,076.00	184,502.11	22.58%	7.41	356.05	569.52	86.49	87.12	42.86	80.66	96.62	79	36.3	0
90-94	66	9,381,028.00	142,136.79	31.90%	7.42	359.9	569.56	90	91.46	40.04	78.14	100	96.7	62.71	0
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
>= 100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	174	28,474,194.00	163,644.79	96.82%	7.45	358.43	569.91	82.61	83.54	40.45	69.4	100	91.44	54.09	0
Invest Property	8	935,741.00	116,967.63	3.18%	7.69	360	570.31	78.17	78.17	37.15	100	0	55.58	66.44	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon Loan	2	224,850.00	112,425.00	0.76%	8.62	179.62	563	84.53	84.53	44.54	100	100	100	62.37	0
Interest Only Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Documentation Type															
Full Doc	137	20,695,506.00	151,062.09	70.37%	7.39	357.94	569.44	83.24	84.1	41.05	100	95.48	87.02	60.32	0
Stated Doc	27	4,739,179.00	175,525.15	16.11%	7.75	359.72	570.6	76.03	77.85	41.17	0	100	96.49	35.75	0
Reduced Doc	18	3,975,250.00	220,847.22	13.52%	7.41	359.81	571.57	86.14	86.14	35.67	0	100	100	46.42	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	98	16,024,375.00	163,514.03	54.49%	7.37	358.24	569.78	82.08	82.49	40.6	77.91	96.12	89.7	100	0
2-4 Family	7	1,485,600.00	212,228.57	5.05%	7.29	359.84	569.69	82.63	82.63	46.39	100	87.13	0	61.3	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				5.05%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	6	970,850.00	161,808.33	3.30%	8.44	360	570.02	72.99	72.99	37.85	100	100	100	62.92	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	2	147,100.00	73,550.00	0.50%	9.97	360	561.63	64.73	64.73	45.38	100	100	100	27.19	0
				3.80%											
Debt to Income Ratio															
40-45	45	7,970,720.00	177,127.11	27.10%	7.34	356.72	570.1	83.32	85.11	42.35	68.99	99.5	87.09	56.47	0
45-50	46	8,012,824.00	174,191.83	27.25%	7.5	357.87	569.22	84.75	85.11	47.74	68.14	97.88	93.7	52.24	0
50-55	15	2,724,527.00	181,635.13	9.26%	7.63	359.83	570.3	77.32	78.44	53.06	80.29	93.67	76.3	57.63	0
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	-	-	-	-	-	-	-	-	-	-
551-600	5	462,000.00	11	1,996,975.00	53	8,843,079.00	113	18,107,881.00	182	29,409,935.00
601-650	-	-	-	-	-	-	-	-	-	-
>650	-	-	-	-	-	-	-	-	-	-
Total	5	462000	11	1996975	53	8843079	113	18107881	182	29409935

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info FICO 580 - 600 21,481,946.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	141.00	21,481,946.00	152,354.23	1.00	7.38	356.36	589.44	82.58	82.58	38.46	76.67	94.76	90.83	62.42	-
RATE															
LT 10.00	140	21,407,946.00	152,913.90	99.66%	7.37	356.34	589.45	82.74	82.74	38.43	76.59	94.74	90.8	62.29	0
10.01-10.5	1	74,000.00	74,000.00	0.34%	10.25	360	585	34.91	34.91	46.96	100	100	100	100	0
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	2	92,900.00	46,450.00	0.43%	7.52	359.49	588.07	82.21	82.21	22.21	100	100	100	50.59	0
50-74,999	23	1,464,810.00	63,687.39	6.82%	8.27	353.33	591.16	79.86	79.86	34.87	73.52	92.9	91.09	65.76	0
				7.25%											
75 - 500k	111	17,788,736.00	160,258.88	82.81%	7.4	356.15	588.83	83.1	83.1	39.56	74.01	94.25	89.66	62.79	0
400--500k	4	1,635,500.00	408,875.00	7.61%	6.52	360	594.98	81.97	81.97	28.97	100	100	100	75.15	0
500-600k	1	500,000.00	500,000.00	2.33%	6.63	360	586	74.07	74.07	43.73	100	100	100	0	0
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				92.75%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	141	21,481,946.00	152,354.23	100.00%	7.38	356.36	589.44	82.58	82.58	38.46	76.67	94.76	90.83	62.42	0
GT 600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
LTV															
80	32	4,393,550.00	137,298.44	20.45%	7.42	351.54	589.82	69.99	69.99	35.91	81.74	90.46	87.78	72.07	0
80-84	43	7,177,480.00	166,918.14	33.41%	7.39	358.49	589.52	81.3	81.3	40.06	69.5	95.18	94.72	65.19	0
85-89	17	2,716,600.00	159,800.00	12.65%	7.13	359.89	591.43	86.68	86.68	42.7	80.48	86.7	79.1	60.47	0
90-94	49	7,194,316.00	146,822.78	33.49%	7.42	355.83	588.37	90	90	36.81	79.31	100	93.26	54.5	0
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
>= 100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	133	20,355,846.00	153,051.47	94.76%	7.35	356.16	589.42	82.8	82.8	38.67	76.93	100	92.86	62.63	0
Invest Property	8	1,126,100.00	140,762.50	5.24%	7.92	359.91	589.71	78.58	78.58	34.56	72.09	0	54.14	58.68	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest Only Loan	11	2,889,560.00	262,687.27	13.45%	6.63	360	592.56	83.13	83.13	42.9	85.03	87.5	78.5	43.17	0
Documentation Type															
Full Doc	108	16,471,216.00	152,511.26	76.67%	7.27	357.61	589.53	82.64	82.64	38.75	100	95.07	89.72	64.52	0
Stated Doc	19	2,571,280.00	135,330.53	11.97%	7.79	356.21	589.4	78.88	78.88	40.45	0	100	94.35	45.65	0
Reduced Doc	14	2,439,450.00	174,246.43	11.36%	7.68	348.09	588.84	86.04	86.04	34.41	0	87.12	94.65	65.93	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	89	13,409,060.00	150,663.60	62.42%	7.35	354.27	589.85	81.75	81.75	37.5	79.25	95.07	93.36	100	0
2-4 Family	6	1,320,250.00	220,041.67	6.15%	7.46	359.76	589.21	80.65	80.65	45.48	100	60.88	0	52.94	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				6.15%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	6	908,100.00	151,350.00	4.23%	8.61	360	585.76	78.61	78.61	37.37	100	100	100	82.57	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	3	263,000.00	87,666.67	1.22%	9.91	360	584.84	60.13	60.13	34.17	100	100	100	100	0
				5.45%											
Debt to Income Ratio															
40-45	25	4,131,070.00	165,242.80	19.23%	7.63	354.57	590.01	81.85	81.85	43.05	70.47	97.91	94.96	51.91	0
45-50	33	5,791,170.00	175,490.00	26.96%	7.24	359.82	589.5	85.49	85.49	47.71	81.27	91.97	88.27	55.21	0
50-55	6	1,081,500.00	180,250.00	5.03%	7.36	359.75	589.26	79.5	79.5	52.37	74.57	100	55.25	75.96	0
greater than 55	1	162,000.00	162,000.00	0.75%	6.63	360	592	90	90	55.9	100	100	100	100	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	-	-	-	-	-	-	-	-	-	-
551-600	7	607,000.00	8	847,800.00	48	7,830,630.00	78	12,196,516.00	141	21,481,946.00
601-650	-	-	-	-	-	-	-	-	-	-
>650	-	-	-	-	-	-	-	-	-	-
Total	7	607,000.00	8	847,800.00	48	7,830,630.00	78	12,196,516.00	141	21,481,946.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info FICO 600 - 620 21,333,414.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	123.00	21,333,414.00	173,442.39	100.00%	7.09	358.11	608.96	81.42	81.46	39.41	62.60	96.50	89.74	53.05	-
RATE															
LT 10.00	122	21,280,414.00	174,429.62	99.75%	7.09	358.1	608.98	81.49	81.53	39.47	62.51	96.49	89.71	52.93	0
10.01-10.5	1	53,000.00	53,000.00	0.25%	10.03	360	602	53.54	53.54	17.2	100	100	100	100	0
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	7	287,350.00	41,050.00	1.35%	8.2	278.25	603.96	72.21	72.21	30.36	88.25	100	100	100	0
50-74,999	13	815,260.00	62,712.31	3.82%	7.86	359.92	608.73	73.77	73.77	30.52	92.64	83.93	92.28	83.18	0
				5.17%											
75 - 500k	99	16,355,804.00	185,412.16	86.04%	7.08	359.08	609.25	82.04	82.08	39.67	59.68	96.64	88.41	46.16	0
400--500k	4	1,875,000.00	468,750.00	8.79%	6.74	360	606.92	80.15	80.15	42.17	74.19	100	100	100	0
500-600k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				94.83%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
576-600	6	595,700.00	99,283.33	2.79%	7.58	334.32	600	74.03	74.03	29.44	48.65	100	100	65.1	0
GT 600	117	20,737,714.00	177,245.42	97.21%	7.08	358.79	609.22	81.64	81.68	39.7	63	96.39	89.44	52.7	0
				100.00%											
LTV															
80	39	6,301,068.00	161,565.85	29.54%	6.98	357.34	607.58	68.5	68.5	38.71	57.47	96.49	89.68	70.25	0
80-84	23	3,510,402.00	152,626.17	16.45%	7.35	353.79	608.39	81.32	81.55	35.2	41.11	98.29	91.8	38.12	0
85-89	25	4,554,333.00	182,173.32	21.35%	7.12	359.82	609.12	86.26	86.26	39.93	71.97	89.75	95.54	47.66	0
90-94	36	6,967,611.00	193,544.75	32.66%	7.05	359.85	610.39	90	90	41.84	71.95	100	84.95	48.53	0
95-99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
>= 100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Primary Home	117	20,585,764.00	175,946.70	96.50%	7.07	358.04	609.03	81.42	81.46	39.72	61.54	100	91.08	52.33	0
Invest Property	6	747,650.00	124,608.33	3.50%	7.68	360	606.92	81.61	81.61	30.93	91.97	0	52.77	72.83	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon Loan	1	45,000.00	45,000.00	0.21%	8.05	180	604	52.94	52.94	18.5	100	100	100	100	0
Interest Only Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Documentation Type															
Full Doc	84	13,355,244.00	158,991.00	62.60%	6.93	357.09	608.98	82.36	82.36	39.78	100	94.85	90.15	68.69	0
Stated Doc	27	5,290,410.00	195,941.11	24.80%	7.53	359.81	608.75	76.92	77.07	39.59	0	100	89.94	20.86	0
Reduced Doc	12	2,687,760.00	223,980.00	12.60%	7.07	359.8	609.25	85.64	85.64	37.23	0	97.77	87.28	38.68	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	74	11,316,460.00	152,925.14	53.05%	7.08	356.59	608.56	79.64	79.64	37.85	81.06	95.19	96.69	100	0
2-4 Family	3	352,410.00	117,470.00	1.65%	7.89	360	615.3	85.3	85.3	35.88	100	57.44	0	42.56	0
MH Loans			#DIV/0!	0.00%											
				1.65%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	2	197,200.00	98,600.00	0.92%	8.85	360	608.31	66.33	66.33	23.72	36.11	100	100	100	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	1	53,000.00	53,000.00	0.25%	10.03	360	602	53.54	53.54	17.2	100	100	100	100	0
				1.17%											
Debt to Income Ratio															
40-45	18	4,028,500.00	223,805.56	18.88%	6.92	356.5	609.68	86.47	86.47	42.91	61.82	96.41	96.09	30.28	0
45-50	32	6,407,399.00	200,231.22	30.03%	7.01	359.71	610.27	83.47	83.47	48.5	63.9	97.66	88.44	47.99	0
50-55	6	1,375,621.00	229,270.17	6.45%	6.54	359.81	607.48	74.19	74.19	52.05	64.82	100	100	80.78	0
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	-	-	-	-	-	-	-	-	-	-
551-600	1	71,200.00	2	143,000.00	3	381,500.00	0	0	6	595,700.00
601-650	10	1,101,458.00	8	1,785,710.00	28	4,813,002.00	71	13,037,544.00	117	20,737,714.00
>650	-	-	-	-	-	-	-	-	-	-
Total	11	1,172,658.00	10	1,928,710.00	31	5,194,502.00	71	13,037,544.00	123	21,333,414.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info FICO 620 - 640 57,551,902.90

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	324.00	57,551,902.90	177,629.33	100.00%	7.06	355.72	630.12	84.98	92.75	41.13	67.34	93.39	85.34	25.71	1.98
RATE															
LT 10.00	300	56,364,143.90	187,880.48	97.94%	6.98	359.27	630.1	86.33	92.6	41.1	66.65	93.34	85.43	25.98	0
10.01-10.5	22	1,069,259.00	48,602.68	1.86%	10.48	188.34	630.46	21.14	99.53	43.34	100	95.29	78.98	14.21	95.29
10.501-11	2	118,500.00	59,250.00	0.21%	10.7	180	536.3	20	100	36.1	100	100	100	0	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	22	821,956.00	37,361.64	1.43%	9.61	269.18	630.85	47.32	94.19	37.6	89.04	90.29	80.6	17.56	50.42
50-74,999	35	2,190,004.00	62,571.54	3.81%	8.61	317.77	628.07	73.79	94.44	38.29	85.84	92.25	86.47	19.86	20.44
				5.23%											
75 - 500k	250	46,448,172.90	185,792.69	80.71%	7.02	358.33	630.08	87.32	93.25	41.41	69.63	92.35	84.6	28.87	0.59
400--500k	9	3,724,970.00	413,885.56	6.47%	6.46	359.56	628.79	84.19	92.52	41.08	56.39	100	77.87	21.64	0
500-600k	6	3,108,000.00	518,000.00	5.40%	6.76	360	633.14	71.7	82.52	40.29	33.72	100	100	0	0
600 - 700k	2	1,258,800.00	629,400.00	2.19%	6.61	360	631.13	77.76	96.31	40.15	51.64	100	100	0	0
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				94.77%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT 600	324	57,551,902.90	177,629.33	100.00%	7.06	355.72	630.12	84.98	92.75	41.13	67.34	93.39	85.34	25.71	1.98
				100.00%											
LTV															
80	61	8,111,188.00	132,970.30	14.09%	7.4	334.73	632.26	64.62	81.78	38.97	64.11	93.66	83.45	34.83	14.02
80-84	85	16,329,533.00	192,112.15	28.37%	6.81	357.63	629.87	80.31	94.78	41.35	49.61	96.83	87.46	14.61	0
85-89	38	9,161,032.00	241,079.79	15.92%	6.55	359.95	628.29	86.78	91.4	41.52	75.13	93.02	79.14	35.18	0
90-94	73	12,919,619.90	176,981.09	22.45%	7.13	359.92	631.77	90.51	92.78	40.77	61.96	83.51	82.69	29.76	0
95-99	17	2,955,717.00	173,865.71	5.14%	7.32	359.79	626.82	95.86	95.86	41.62	95.41	100	100	27.94	0
>= 100	50	8,074,813.00	161,496.26	14.03%	7.55	359.94	629.1	100	100	42.82	95.91	100	88.89	20.91	0
				85.97%											
Primary Home	296	53,749,690.90	181,586.79	93.39%	6.99	355.42	630.05	84.93	93.03	41.43	68.48	100	85.49	25.86	2.12
Invest Property	27	3,624,241.00	134,231.15	6.30%	7.95	360	631.68	85.92	89.13	36.64	48.83	0	82.47	24.74	0
Second Home	1	177,971.00	177,971.00	0.31%	7.2	360	620	80	80	42.11	100	0	100	0	0
				100.00%											
Balloon Loan	24	1,273,359.00	53,056.63	2.21%	10.19	179.78	630.44	24.59	100	39.4	89.32	100	82.35	11.93	89.32
Interest Only Loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Documentation Type															
Full Doc	237	38,753,514.00	163,516.94	67.34%	7.01	354.64	630.01	86.31	94.24	41.35	100	94.97	85.12	25.35	2.93
Stated Doc	54	10,645,596.00	197,140.67	18.50%	7.38	358.8	631.01	83.16	88.88	43.98	0	97.67	82.12	37.79	0
Reduced Doc	33	8,152,792.90	247,054.33	14.17%	6.88	356.87	629.48	81.03	90.69	36.38	0	80.3	90.6	11.61	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	83	14,793,753.00	178,237.99	25.71%	7.11	358.09	630	86.07	88.23	41.38	66.41	93.94	84.43	100	1.03
2-4 Family	6	1,106,800.00	184,466.67	1.92%	7.85	360	627.49	81.53	89.8	45.24	25.68	65.17	0	46.98	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				1.92%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	1	164,800.00	164,800.00	0.29%	8.5	360	632	80	80	32.19	100	100	100	100	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.29%											
Debt to Income Ratio															
40-45	71	13,722,330.00	193,272.25	23.84%	7.01	358.5	630.06	85.57	92.38	42.52	58.79	89.59	90.26	41.09	0.81
45-50	104	19,544,676.00	187,929.58	33.96%	7.11	354.47	630.07	86.07	94.45	48.04	67.99	97.35	83.77	23.37	3.02
50-55	10	1,298,990.00	129,899.00	2.26%	7.06	360	630.22	83.43	85.16	52.23	100	91.3	42.17	40.42	0
greater than 55	3	802,520.00	267,506.67	1.39%	6.98	359.47	625.53	84.13	89.42	55.92	47.11	100	47.11	0	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550										
551-600										
601-650	26	1,743,859.00	12	1,558,830.00	102	19,858,032.00	184	34,391,181.90	324	57,551,902.90
>650										
Total	26	1,743,859.00	12	1,558,830.00	102	19,858,032.00	184	34,391,181.90	324	57,551,902.90

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info FICO 640 - 660 61,797,273.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	321.00	61,797,273.00	192,514.87	100.00%	6.88	356.55	649.40	84.75	93.84	41.82	53.63	94.46	85.13	25.71	1.27
RATE															
LT 10.00	303	61,010,929.00	201,356.20	98.73%	6.83	358.83	649.41	85.63	93.77	41.84	53.27	94.39	85.23	25.74	0
10.01-10.5	16	691,244.00	43,202.75	1.12%	10.45	180	648.93	16.35	99.86	41.13	85.53	100	81.6	18.8	100
10.501-11	2	95,100.00	47,550.00	0.15%	10.7	180	644.34	12.29	100	33.37	54.26	100	45.74	54.26	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
25-49,999	17	615,397.00	36,199.82	1.00%	9.73	240.93	649.58	36.43	96.55	38.55	73.59	85	88.11	26.85	66.15
50-74,999	24	1,459,721.00	60,821.71	2.36%	8.19	325.36	647.3	73.86	94.27	35.08	87.33	87.36	79.49	24.26	19.13
				3.36%											
75 - 500k	266	53,456,005.00	200,962.42	86.50%	6.82	358.36	649.52	85.77	93.99	42.25	53.58	94.95	85.91	26.14	0.19
400--500k	13	5,766,150.00	443,550.00	9.33%	6.76	359.85	647.99	82.83	91.56	39.54	39.47	92.23	77.73	24.15	0
500-600k	1	500,000.00	500,000.00	0.81%	6.55	359	658	88.5	100	45.89	100	100	100	0	0
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				96.64%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT 600	321	61,797,273.00	192,514.87	100.00%	6.88	356.55	649.4	84.75	93.84	41.82	53.63	94.46	85.13	25.71	1.27
				100.00%											
LTV															
80	59	8,873,121.00	150,391.88	14.36%	7.02	343.96	649.11	68.27	80.61	38.88	46.82	87.31	89.51	46.51	8.86
80-84	92	19,192,977.00	208,619.32	31.06%	6.74	356.5	648.99	80.3	95.78	42.66	35.7	97.46	76.58	17.73	0
85-89	47	11,280,005.00	240,000.11	18.25%	6.61	359.88	649.06	86.46	95.99	43.55	46.41	96.4	87.18	27.55	0
90-94	64	12,075,403.00	188,678.17	19.54%	6.89	359.89	650.33	90	93.93	40.9	60.27	88.37	82.9	18.83	0
95-99	11	2,186,826.00	198,802.36	3.54%	7.41	360	648.23	95.64	95.94	37.83	88.31	100	88.4	17.68	0
>= 100	48	8,188,941.00	170,602.94	13.25%	7.25	359.91	650.07	100	100	43.09	93.95	100	100	31.59	0
				100.00%											
Primary Home	297	58,373,260.00	196,542.96	94.46%	6.82	356.35	649.28	84.87	94.18	42.26	53.7	100	85.75	26.2	1.35
Invest Property	23	3,359,513.00	146,065.78	5.44%	7.76	360	651.36	82.51	88.14	34.43	51.64	0	76.01	15.66	0
Second Home	1	64,500.00	64,500.00	0.10%	7.25	360	650	87.16	87.16	30.43	100	0	0	100	0
				100.00%											
Balloon loan	18	786,344.00	43,685.78	1.27%	10.48	180	648.38	15.86	99.88	40.19	81.75	100	77.26	23.09	100
Interest Only Loan	94	24,840,901.00	264,264.90	40.20%	6.49	359.91	649.64	84.99	94.51	42.82	58.97	93.96	82.17	20.47	0
Documentation Type															
Full Doc	187	33,144,867.00	177,245.28	53.63%	6.8	356.44	649.07	86.77	94.05	41.81	100	94.57	86.08	30.77	1.94
Stated Doc	113	23,930,111.00	211,770.89	38.72%	6.97	356.07	650.1	81.55	93.52	42.61	0	95.78	82.54	19.85	0.6
Reduced Doc	21	4,722,295.00	224,871.19	7.64%	6.93	359.82	648.11	86.7	94.06	37.91	0	87	91.53	19.81	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				46.37%											
Cash Out	83	15,885,100.00	191,386.75	25.71%	6.89	353.74	649.21	83.91	88.94	39.61	64.2	96.28	86.71	100	1.14
2-4 Family	12	2,710,700.00	225,891.67	4.39%	7.37	359.79	649.64	83.92	90.79	40.84	53.03	81.06	0	18.53	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				4.39%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	1	88,000.00	88,000.00	0.14%	9.5	360	655	80	80	18.83	100	100	100	0	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.14%											
Debt to Income Ratio															
40-45	71	13,226,330.00	186,286.34	21.40%	6.99	356.4	649.11	84.63	94.17	42.58	56.15	100	85.9	19	1.97
45-50	123	26,136,488.00	212,491.77	42.29%	6.7	355.85	649.61	85.29	94.86	48	51.46	96.32	89.78	22.75	0.86
50-55	5	1,131,000.00	226,200.00	1.83%	6.71	360	648.7	91.6	92.63	53.14	100	100	100	31.48	0
greater than 55	2	440,000.00	220,000.00	0.71%	6.66	360	645.28	87.2	100	56.39	43.98	100	100	0	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500	-	-	-	-	-	-	-	-	-	-
501-550	-	-	-	-	-	-	-	-	-	-
551-600	-	-	-	-	-	-	-	-	-	-
601-650	13	789,496.00	9	1,869,999.00	66	13,405,009.00	96	19,081,585.00	184	35,146,089.00
>650	8	320,848.00	2	460,000.00	46	9,348,306.00	81	16,522,030.00	137	26,651,184.00
Total	21	1,110,344.00	11	2,329,999.00	112	22,753,315.00	177	35,603,615.00	321	61,797,273.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info FICO 660 - 680 81,868,447.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	412.00	81,868,447.00	198,709.82	100.00%	6.79	354.96	669.05	81.03	95.47	42.04	21.68	90.47	85.54	14.00	2.73
RATE															
LT 10.00	376	79,849,258.00	212,365.05	97.53%	6.7	359.38	669.05	82.62	95.36	41.98	21.88	90.23	85.21	14.25	0.27
10.01-10.5	32	1,724,689.00	53,896.53	2.11%	10.5	180	668.48	18.04	100	44.2	16.28	100	98.38	5.07	100
10.501-11	4	294,500.00	73,625.00	0.36%	10.71	180	674.24	18.84	100	44.2	0	100	100	0	100
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999			#DIV/0!	0.00%											
25-49,999	23	913,387.00	39,712.48	1.12%	9.63	227.9	670.07	31.86	97.78	41.75	29.87	95.62	91.49	16.56	73.36
50-74,999	37	2,257,959.00	61,025.92	2.76%	8.89	272.02	668.05	50.48	97.08	43.84	36.02	83.38	97.66	7.72	48.85
				3.87%											
75 - 500k	332	69,497,805.00	209,330.74	84.89%	6.73	358.69	668.75	82.82	95.24	42.04	21.93	89.99	84.57	16.03	0.67
400--500k	16	7,108,896.00	444,306.00	8.68%	6.49	359.79	671.32	80.35	96.28	43.76	12.23	93.92	93.26	0	0
500-600k	4	2,090,400.00	522,600.00	2.55%	6.27	359.74	672.19	78.15	97.64	34.31	26.33	100	76.08	0	0
600 - 700k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				96.13%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
526-550	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550-575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575-599	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT 600	412	81,868,447.00	198,709.82	100.00%	6.79	354.96	669.05	81.03	95.47	42.04	21.68	90.47	85.54	14	2.73
				100.00%											
LTV															
80	102	12,648,583.00	124,005.72	15.45%	7.53	328	669.96	64.03	86.07	40.27	25.34	77.25	75.12	21.61	17.69
80-84	163	37,634,596.00	230,887.09	45.97%	6.61	359.9	668.94	80.16	97.5	41.97	14.26	91.84	84.92	8.77	0
85-89	75	17,759,952.00	236,799.36	21.69%	6.48	359.84	668.78	85.13	98.29	43.9	10.01	96.24	88.14	8.27	0
90-94	37	7,929,659.00	214,315.11	9.69%	6.62	359.95	669.5	90	92.22	40.8	41.83	85.07	93.5	31.54	0
95-99	8	1,660,030.00	207,503.75	2.03%	7.11	360	665.14	95	95	41.27	74.42	100	82.83	34.85	0
>= 100	27	4,235,627.00	156,875.07	5.17%	7.68	359.89	669.17	100	100	42.69	67.2	100	97.48	20.78	0
				100.00%											
Primary Home	362	74,066,993.00	204,604.95	90.47%	6.73	354.45	668.96	81.11	96.48	42.9	20.41	100	88.26	12.36	3.02
Invest Property	48	7,528,104.00	156,835.50	9.20%	7.43	359.84	670	80.9	86.78	33.52	31.32	0	60.68	27.07	0
Second Home	2	273,350.00	136,675.00	0.33%	6.96	360	666.7	61.37	61.37	43.04	100	0	32.92	100	0
				100.00%											
Balloon loan	40	2,237,823.00	55,945.58	2.73%	10.43	179.95	669.19	18.63	100	44.18	20.39	100	98.75	8.72	100
Interest Only Loan	150	39,559,845.00	263,732.30	48.32%	6.44	359.9	668.94	82.49	96.8	42.51	17.71	91.84	86.15	11.25	0
Documentation Type															
Full Doc	108	17,749,867.00	164,350.62	21.68%	6.74	355.24	667.92	84.06	93.86	42.47	100	85.18	81.88	25.31	2.57
Stated Doc	289	59,913,417.00	207,312.86	73.18%	6.83	354.54	669.4	79.93	96.15	42.58	0	93.88	87.94	10.14	2.97
Reduced Doc	15	4,205,163.00	280,344.20	5.14%	6.51	359.79	668.9	83.82	92.74	32.5	0	64.28	66.81	21.38	0
No Doc			#DIV/0!	0.00%											
				78.32%											
Cash Out	64	11,463,121.00	179,111.27	14.00%	6.86	356.78	669.26	82.17	89.1	37.28	39.18	79.84	79.74	100	1.7
2-4 Family	29	6,425,125.00	221,556.03	7.85%	6.85	359.73	670.04	79.78	89.76	39.36	43.81	64.79	0	24.02	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				7.85%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.00%											
Debt to Income Ratio															
40-45	97	20,450,030.00	210,825.05	24.98%	6.75	354.81	668.98	80	96.2	42.7	19.9	95.75	85.43	10.44	2.8
45-50	176	35,224,633.00	200,139.96	43.03%	6.73	353.52	669.02	81.63	97.06	47.67	19.22	94.81	91.53	7.63	3.54
50-55	9	1,437,900.00	159,766.67	1.76%	6.49	352.1	669.16	75.21	88.3	51.58	57.56	100	80.99	17.73	4.14
greater than 55	1	285,000.00	285,000.00	0.35%	6.5	360	673	95	95	59.99	100	100	0	0	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550										
551-600										
601-650										
>650	45.00	3,175,287.00	6.00	519,400.00	208.00	44,722,227.00	153.00	33,451,533.00	412	81,868,447.00
Total	45	3,175,287.00	6	519,400.00	208	44,722,227.00	153	33,451,533.00	412	81,868,447.00

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info Illinois Collateral 44,644,518.00

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	288.00	44,644,518.00	155,015.69	100.00	7.55	357.03	630.20	84.47	87.98	41.77	53.95	94.07	72.67	47.60	0.44
RATE															
<= 10.00	282	44,396,868.00	157,435.70	99.45%	7.53	358	629.95	84.8	87.97	41.78	53.9	94.04	72.87	47.74	0
10.01-10.5	6	247,650.00	41,275.00	0.55%	10.4	219	674.08	25.92	90.06	39.36	62.93	100	37.8	21.4	78.6
				0.55%											
Average Loan Balance															
25-49,999	14	533,361.00	38,097.21	1.19%	8.83	300	635.25	61.31	84.65	35.57	60.71	83.43	82.79	60.29	24.82
50-74,999	36	2,275,985.00	63,221.81	5.10%	8.3	355	592.71	80.23	83.83	38.17	89.4	84.46	87.58	56.93	2.74
75,000 - 399,999.99	233	39,660,922.00	170,218.55	88.84%	7.51	358	632.84	85.01	88.44	42.16	51.56	94.44	71.24	46.1	0
400,000 - 500,000	5	2,174,250.00	434,850.00	4.87%	7.03	360	620.09	84.67	84.67	39.98	58.78	100	80.68	62.1	0
FICO															
500-525	8	1,002,000.00	125,250.00	2.24%	8.46	334.33	511.36	76.06	76.06	45.41	100	100	89.92	70.73	0
526-550	34	4,468,600.00	131,429.41	10.01%	7.98	359.8	536.39	80.37	80.48	40.58	94.47	97.66	78.76	87.08	0
550-575	37	5,816,887.00	157,213.16	13.03%	7.66	357.28	562.59	82.2	82.2	39.97	74.17	96.71	85.77	63.24	0
575-599	39	5,455,166.00	139,876.05	12.22%	7.63	350.41	587.41	81.89	81.89	39.83	74.55	95.25	87.32	80.75	0
GT 600	170	27,901,865.00	164,128.62	**37.50%**	7.41	358.65	671.95	86.41	92	42.58	37.56	92.5	65.49	30.7	0.7
LTV															
LT 80	71	9,038,835.00	127,307.54	20.25%	7.54	350.66	602.59	71.25	74.54	39.06	64.1	88.31	77.45	74.87	2.15
80	65	10,786,456.00	165,945.48	24.16%	7.54	358.42	633.37	80.97	88.11	41.92	39.96	89.23	67.17	44.92	0
80-84	59	9,572,017.00	162,237.58	21.44%	7.49	359.88	622.19	85.92	90.91	43.93	55.79	96.58	67.62	35.76	0
85-89	57	9,088,370.00	159,445.09	20.36%	7.44	356.73	619.97	90.02	90.25	41.18	56.57	98.87	73.92	59.07	0
90-94	4	910,550.00	227,637.50	2.04%	7.45	360	736.53	97.02	97.02	37.91	21.96	100	44.81	48.98	0
95-99	32	5,248,290.00	164,009.06	11.76%	7.89	359.98	685.09	100	100	43.85	62.87	100	87.66	7.62	0
100				**79.75%**											
2nd Home	-	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
Invest Property	22	2,648,111.00	120,368.68	5.93%	7.94	359.94	653	79.43	82.75	38.26	50.72	0	32.44	41.44	0
				5.93%											
Balloon loan	6	279,250.00	46,541.67	0.63%	9.74	179.7	654.11	38.2	95.08	45.98	67.13	100	44.83	0	69.7
IO Loans	14	3,103,100.00	221,650.00	6.95%	6.91	359.95	658.68	86.87	90.71	42.87	42.98	100	77.26	48.24	0
Documentation Type															
Stated Doc	102	18,794,468.00	184,259.49	42.10%	7.47	358.98	667.51	84.2	90.37	43.25	0	94.13	68.6	27.93	0.49
Reduced Doc	11	1,766,050.00	160,550.00	3.96%	7.36	343.92	612.28	88.88	89.77	33.44	0	88.56	86.07	57.82	0
No Doc	-	-	-	0.00%											
				46.05%											
Cash Out	142	21,249,925.00	149,647.36	47.60%	7.52	356.24	596.72	81.96	82.02	40.25	70.49	94.84	81.75	100	0
2-4 Family	35	6,326,215.00	180,749.00	14.17%	7.54	358.05	642.18	82.06	88.34	44.17	66.67	81.36	0	42.29	0.98
MH Loans	-	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
				14.17%											
Credit Grade															
B-	-	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
C	13	1,726,300.00	132,792.31	3.87%	8.74	345.1	537.12	76.42	76.42	41.78	100	100	94.15	92.61	0
C-	-	-	-	0.00%	-	-	-	-	-	-	-	-	-	-	-
D	2	165,000.00	82,500.00	0.37%	9.92	360	591.14	64.71	64.71	24.69	100	100	100	100	0
				4.24%											
Debt to Income Ratio															
40-45	57	9,092,845.00	159,523.60	20.37%	7.53	356.5	637.6	83.02	88.89	42.58	48.25	93.47	70.75	45.94	0.35
45-50	109	18,621,076.00	170,835.56	41.71%	7.47	357.69	646.74	85.98	90.28	48.09	43.59	94.5	72.79	40.04	0.73
50-55	14	1,757,785.00	125,556.07	3.94%	7.74	359.94	585.5	83.61	83.61	52.74	100	96.81	72.46	58.38	0
greater than 55	2	292,250.00	146,125.00	0.65%	7.14	360	524.93	76.16	76.16	58.33	100	100	65.44	34.56	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	—<= 59LTV—		—60-70 LTV—		—70-80 LTV—		— >=80LTV—		— Total—	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	3	350,000.00	1	65,000.00	18	2,641,175.00	20	2,414,425.00	42	5,470,600.00
551-600	2	180,000.00	8	1,154,300.00	24	3,591,770.00	42	6,345,983.00	76	11,272,053.00
601-650	4	215,600.00	3	187,800.00	14	2,134,150.00	44	7,450,276.00	65	9,987,826.00
>650	4	154,050.00	3	204,460.00	37	6,230,726.00	61	11,324,803.00	105	17,914,039.00
Total	**13**	**899,650.00**	**15**	**1,611,560.00**	**93**	**14,597,821.00**	**167**	**27,535,487.00**	**288**	**44,644,518.00**

Deal Name: Fieldstone Mortgage Investment Corp 2003-1

Detailed collateral info — IO Loans — 192,248,780.90

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	767.00	192,248,780.90	250,650.30	100.00%	6.44	359.94	674.96	83.21	94.95	42.80	35.86	93.68	82.76	13.12	-
RATE															
Less Than 10	767	192,248,780.90	250,650.30	100.00%	6.44	359.94	674.96	83.21	94.95	42.8	35.86	93.68	82.76	13.12	0
				100.00%											
Average Loan Balance															
50-74,999	16	1,088,650.00	68,040.63	0.57%	7.58	360	647.46	84.76	91.86	42.77	81.04	68.57	81.5	17.32	0
75 - 400K	687	161,357,905.90	234,873.23	83.93%	6.43	359.96	675.32	83.85	95.17	43.19	36.68	93.54	81.83	13.91	0
400--500k	48	21,045,025.00	438,438.02	10.95%	6.39	359.87	675.88	81.17	93.88	41.75	29.11	95.78	85.21	12.32	0
500-600k	12	6,198,400.00	516,533.33	3.22%	6.54	359.83	671.29	75.79	93.49	39.49	33.85	91.93	91.93	0	0
600 - 700K	4	2,558,800.00	639,700.00	1.33%	6.46	360	665.61	76.55	94.52	34.86	25.4	100	100	0	0
				100.00%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	2	363,300.00	181,650.00	0.19%	7.71	360	514.91	82.79	82.79	49	100	100	77.91	77.91	0
526-550	17	2,924,882.00	172,051.88	1.52%	7.27	360	540.44	80.69	80.69	44.59	88.58	94.06	92.63	31.71	0
550-575	30	6,532,697.00	217,756.57	3.40%	7.24	360	563.31	80.84	81.31	44.86	74.42	95.19	83.9	46.61	0
575-599	16	3,868,660.00	241,791.25	2.01%	6.72	360	588.7	82.62	82.62	42.81	77.29	90.66	79.11	35.89	0
Greater than 600	702	178,559,241.90	254,357.89	92.88%	6.39	359.94	683.45	83.35	95.97	42.69	32.56	93.67	82.65	10.96	0
				100.00%											
LTV															
Less than 80	102	23,563,942.00	231,019.04	12.26%	6.69	359.92	660.41	73.61	83.6	40.38	31.96	82.84	84.19	27.06	0
80-84	305	79,280,058.00	259,934.62	41.24%	6.33	359.95	684.86	80.16	96.85	42.45	24.94	94.72	83.05	6.55	0
85-89	208	54,165,939.00	260,413.17	28.17%	6.31	359.93	675.41	85.52	97.08	44.33	29.24	96.87	84.93	10.62	0
90-94	96	23,669,981.90	246,562.31	12.31%	6.63	359.96	657.34	90.14	93.21	42.62	67.79	90.55	78.1	22.96	0
95-99	16	3,764,392.00	235,274.50	1.96%	6.6	360	670.5	95.68	95.68	43.38	81.91	100	74.59	24.47	0
Greater than 100	40	7,804,468.00	195,111.70	4.06%	7.02	360	670.83	100	100	43.37	85.51	100	78.57	19.8	0
				100.00%											
Primary Home	698	180,093,194.90	258,013.17	93.68%	6.39	359.95	673.85	83.42	95.36	43.04	35.05	100	83.46	13.28	0
Invest Property	68	11,977,615.00	176,141.40	6.23%	7.15	359.9	692.47	80.03	89.02	39.2	47.11	0	72.01	10.84	0
Second Home	1	177,971.00	177,971.00	0.09%	7.2	360	620	80	80	42.11	100	0	100	0	0
				100.00%											
Balloon loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interest Only Loan	767	192,248,780.90	250,650.30	100.00%	6.44	359.94	674.96	83.21	94.95	42.8	35.86	93.68	82.76	13.12	0
Documentation Type															
Full Doc	306	68,943,339.00	225,305.03	35.86%	6.47	359.96	652.51	85.67	93.03	43.17	100	91.56	78.78	22.54	0
Stated Doc	424	111,295,677.00	262,489.80	57.89%	6.41	359.94	691.08	81.72	96.31	43.23	0	95.92	85.36	7.53	0
Reduced Doc	37	12,009,764.90	324,588.24	6.25%	6.56	359.93	654.49	82.84	93.29	36.72	0	85.03	81.51	10.83	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	115	25,220,499.00	219,308.69	13.12%	6.64	359.94	640.98	83.52	87.42	39.91	61.62	94.85	76.68	100	0
2-4 Family	34	9,234,875.00	271,613.97	4.80%	6.69	359.89	683.68	82.28	90.05	42.7	56.46	75.67	0	17.19	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				4.80%											
Credit Grade															
B	7	1,644,402.00	234,914.57	0.86%	7.27	360	550.83	81.24	83.1	47.78	100	100	77.07	28.77	0
C	9	1,386,550.00	154,061.11	0.72%	8.2	360	564.55	74.55	74.55	41.89	90.91	100	94.21	32.3	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				1.58%											
Debt to Income Ratio															
40-45	176	45,686,029.00	259,579.71	23.76%	6.44	359.94	681.2	82.64	95.03	42.71	28.31	97.51	86.48	12.5	0
45-50	316	81,974,375.00	259,412.58	42.64%	6.4	359.95	676.14	84.07	96.31	47.68	36.43	94.71	84.46	8.84	0
50-55	30	6,343,083.00	211,436.10	3.30%	6.61	359.93	620.75	81.65	86.95	52.41	76.82	96.74	79.78	17.73	0
greater than 55	11	2,771,750.00	251,977.27	1.44%	6.48	359.85	681.28	84.72	95.84	56.82	36.87	100	74.4	5.64	0

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	0	0	3	527,000.00	6	942,250.00	10	1,818,932.00	19	3,288,182.00
551-600	1	190,000.00	3	613,300.00	16	3,683,050.00	26	5,915,007.00	46	10,401,357.00
601-650	2	308,000.00	6	1,376,200.00	70	18,359,033.00	91	22,415,515.90	169	42,458,748.90
>650	4	980,000.00	4	802,500.00	278	71,417,565.00	247	62,900,428.00	533	136,100,493.00
Total	7	1,478,000.00	16	3,319,000.00	370	94,401,898.00	374	93,049,882.90	767	192,248,780.90

Deal Name: *Fieldstone Mortgage Investment Corp 2003-1*

Detailed collateral info *Reduced Doc* 35,155,245.90

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% Cashout	2nd lien%
Aggregated	*154.00*	*35,155,245.90*	*228,280.82*	*100.00%*	*7.05*	*358.32*	*625.70*	*83.96*	*90.02*	*35.41*	-	*82.73*	*88.35*	*29.50*	-
RATE															
LT 10.00	154	35,155,245.90	228,280.82	100.00%	7.05	358.32	625.7	83.96	90.02	35.41	0	82.73	88.35	29.5	0
10.01-10.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
10.501-11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.001-11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
greater than 11.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Average Loan Balance															
0-24,999			-	0.00%											
25-49,999	1	46,900.00	46,900.00	0.13%	8.03	360	635	70	100	18.05	0	100	0	0	0
50-74,999	8	484,203.00	60,525.38	1.38%	8.49	359.89	591.71	87.6	87.6	23.95	0	75.22	73.05	35.56	0
				1.51%											
75 - 400k	128	26,235,742.90	204,966.74	74.63%	7.13	357.82	617.21	86.33	90.18	36.14	0	79.23	90.04	37.02	0
400--500k	9	3,879,600.00	431,066.67	11.04%	6.57	359.69	647.21	80.42	91.26	35.56	0	100	66.31	12.48	0
500-600k	5	2,600,000.00	520,000.00	7.40%	7.02	359.79	648.48	70.14	83.13	31.81	0	80.77	100	0	0
600 - 700k	3	1,908,800.00	636,266.67	5.43%	6.53	360	676.04	76.85	94.99	33.28	0	100	100	0	0
700-800k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
800-900k	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
900k-$1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
GT $1MM	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				98.49%											
FICO															
N/A or Below 500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
500-525	3	368,850.00	122,950.00	1.05%	8.34	359.51	516.87	83.28	83.28	30.03	0	100	100	77.55	0
526-550	11	1,795,500.00	163,227.27	5.11%	7.72	359.73	537.92	82.65	82.65	38.56	0	100	100	63.65	0
550-575	23	5,106,050.00	222,002.17	14.52%	7.36	359.72	562.92	85.97	87.13	38.99	0	100	100	43.55	0
575-599	19	3,471,100.00	182,689.47	9.87%	7.64	351.6	585.74	85.94	85.94	31.29	0	90.95	96.24	61.7	0
GT 600	98	24,413,745.90	249,119.86	69.45%	6.84	358.86	652.61	83.37	91.84	35.09	0	76.43	83.75	18.74	0
				100.00%											
LTV															
LT '80	19	5,511,750.00	290,092.11	15.68%	7.12	359.97	638.12	70.88	79.45	33.29	0	78.51	94.24	39.05	0
80-84	40	10,956,928.00	273,923.20	31.17%	6.57	357.51	638.61	80.53	94.29	35.29	0	87.42	75.92	14.33	0
85-89	29	5,528,165.00	190,626.38	15.73%	7.26	359.65	589.26	86.15	87.6	39.13	0	89.16	96.97	49.56	0
90-94	57	11,039,877.90	193,682.07	31.40%	7.36	357.31	615.69	90	90.61	35.04	0	73.66	93.41	28.23	0
95-99	4	927,100.00	231,775.00	2.64%	6.88	360	675.36	96.77	96.77	30.97	0	100	73.47	85.35	0
				96.61%											
Primary Home	120	29,085,491.90	242,379.10	82.73%	6.97	357.98	618.27	83.96	90.27	36.64	0	100	91.33	29.25	0
Invest Property	34	6,069,754.00	178,522.18	17.27%	7.46	359.94	661.29	83.96	88.8	29.5	0	0	74.04	30.7	0
Second Home	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Balloon loan	1	136,000.00	136,000.00	0.39%	7.5	179	625	80	100	11.28	0	100	100	0	0
IO Loan	37	12,009,764.90	324,588.24	34.16%	6.56	359.93	654.49	82.84	93.29	36.72	0	85.03	81.51	10.83	0
Documentation Type															
Full Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stated Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reduced Doc	154	35,155,245.90	228,280.82	100.00%	7.05	358.32	625.7	83.96	90.02	35.41	0	82.73	88.35	29.5	0
No Doc	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				100.00%											
Cash Out	54	10,369,750.00	192,032.41	29.50%	7.35	357.01	600.81	84.38	85.26	35.83	0	82.03	88.58	100	0
2-4 Family	9	2,296,500.00	255,166.67	6.53%	6.84	359.67	677.54	79.89	91	35.65	0	56.92	0	33.58	0
MH Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				6.53%											
Credit Grade															
B-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C	1	112,000.00	112,000.00	0.32%	8.3	360	532	80	80	34.25	0	100	100	0	0
C-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
D	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
				0.32%											
Debt to Income Ratio															
40-45	21	5,611,350.00	267,207.14	15.96%	6.89	359.89	614.27	85.45	91.66	42.5	0	91.76	86.3	29.2	0
45-50	30	6,741,973.00	224,732.43	19.18%	6.77	359.85	619.75	86.21	92.26	47.47	0	88.92	91.88	26.25	0
50-55	7	1,679,750.00	239,964.29	4.78%	7.39	359.84	580.4	79.22	79.22	51.86	0	93.67	93.67	77.23	0
greater than 55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Notes: OLTV means the original LTV of the loan; CLTV applies if there is a silent 2nd lien behind;

FICO Range	---<= 59LTV---		---60-70 LTV---		---70-80 LTV---		--- >=80LTV---		--- Total---	
	#	$	#	$	#	$	#	$	#	$
<500										
501-550	0	0	0	0	5	873,250.00	9	1,291,100.00	14	2,164,350.00
551-600	0	0	1	350,000.00	6	1,387,450.00	35	6,839,700.00	42	8,577,150.00
601-650	1	500,000.00	5	1,010,400.00	17	4,647,268.00	35	7,753,269.90	58	13,910,937.90
>650	0	0	0	0	18	6,103,910.00	22	4,398,898.00	40	10,502,808.00
Total	1	500,000.00	6	1,360,400.00	46	13,011,878.00	101	20,282,967.90	154	35,155,245.90

Pricing Assumptions:	
1mL	1.12
6mL	1.21

Bond	Rating	Size	WAL	Mod. Duration
2-A1	AAA	67,541,000	1.40	1.39
2-A2	AAA	18,513,000	7.13	6.72
M1	AA	32,500,000	5.45	5.13
M4	BBB+	7,500,000	5.20	4.51

Period	1mL FWD	6mL FWD	1mL FWD + 200	6mL FWD + 200	1mL FWD + 400	6mL FWD + 400
1	1.12	1.21	3.12	3.21	5.12	5.21
2	1.15887	1.26027	3.15887	3.26027	5.15887	5.26027
3	1.15887	1.3296	3.15887	3.3296	5.15887	5.3296
4	1.22579	1.39896	3.22579	3.39896	5.22579	5.39896
5	1.27362	1.50132	3.27362	3.50132	5.27362	5.50132
6	1.27362	1.62896	3.27362	3.62896	5.27362	5.62896
7	1.45108	1.75669	3.45108	3.75669	5.45108	5.75669
8	1.57267	1.90295	3.57267	3.90295	5.57267	5.90295
9	1.57267	2.0637	3.57267	4.0637	5.57267	6.0637
10	1.83633	2.22458	3.83633	4.22458	5.83633	6.22458
11	2.03458	2.39284	4.03458	4.39284	6.03458	6.39284
12	2.03458	2.55896	4.03458	4.55896	6.03458	6.55896
13	2.32206	2.72522	4.32206	4.72522	6.32206	6.72522
14	2.52933	2.89122	4.52933	4.89122	6.52933	6.89122
15	2.52933	3.0501	4.52933	5.0501	6.52933	7.0501
16	2.83634	3.20911	4.83634	5.20911	6.83634	7.20911
17	3.02118	3.35699	5.02118	5.35699	7.02118	7.35699
18	3.02118	3.49951	5.02118	5.49951	7.02118	7.49951
19	3.30658	3.64214	5.30658	5.64214	7.30658	7.64214
20	3.47101	3.75976	5.47101	5.75976	7.47101	7.75976
21	3.47101	3.88104	5.47101	5.88104	7.47101	7.88104
22	3.71167	4.00239	5.71167	6.00239	7.71167	8.00239
23	3.86433	4.10345	5.86433	6.10345	7.86433	8.10345
24	3.86433	4.20517	5.86433	6.20517	7.86433	8.20517
25	4.00162	4.30696	6.00162	6.30696	8.00162	8.30696
26	4.18733	4.406	6.18733	6.406	8.18733	8.406
27	4.18733	4.49593	6.18733	6.49593	8.18733	8.49593
28	4.30792	4.5859	6.30792	6.5859	8.30792	8.5859
29	4.46437	4.67149	6.46437	6.67149	8.46437	8.67149
30	4.46437	4.74971	6.46437	6.74971	8.46437	8.74971
31	4.58529	4.82796	6.58529	6.82796	8.58529	8.82796
32	4.71713	4.90091	6.71713	6.90091	8.71713	8.90091
33	4.71713	4.9714	6.71713	6.9714	8.71713	8.9714
34	4.81174	5.04191	6.81174	7.04191	8.81174	9.04191
35	4.92469	5.1115	6.92469	7.1115	8.92469	9.1115
36	4.92469	5.17855	6.92469	7.17855	8.92469	9.17855
37	5.01431	5.24563	7.01431	7.24563	9.01431	9.24563
38	5.13156	5.31051	7.13156	7.31051	9.13156	9.31051
39	5.13156	5.36922	7.13156	7.36922	9.13156	9.36922
40	5.22065	5.42794	7.22065	7.42794	9.22065	9.42794
41	5.31859	5.48332	7.31859	7.48332	9.31859	9.48332
42	5.31859	5.53568	7.31859	7.53568	9.31859	9.53568
43	5.39526	5.58806	7.39526	7.58806	9.39526	9.58806
44	5.47614	5.65205	7.47614	7.65205	9.47614	9.65205
45	5.47614	5.73085	7.47614	7.73085	9.47614	9.73085
46	5.54556	5.81135	7.54556	7.81135	9.54556	9.81135
47	5.62575	5.88167	7.62575	7.88167	9.62575	9.88167
48	5.62575	5.94001	7.62575	7.94001	9.62575	9.94001
49	5.77043	6.00002	7.77043	8.00002	9.77043	10.00002
50	5.93805	6.03696	7.93805	8.03696	9.93805	10.03696
51	5.9478	6.04693	7.9478	8.04693	9.9478	10.04693
52	5.95751	6.05688	7.95751	8.05688	9.95751	10.05688
53	5.96736	6.0668	7.96736	8.0668	9.96736	10.0668
54	5.97703	6.07669	7.97703	8.07669	9.97703	10.07669
55	5.98666	6.08657	7.98666	8.08657	9.98666	10.08657
56	5.99642	6.0965	7.99642	8.0965	9.99642	10.0965
57	6.00603	6.10657	8.00603	8.10657	10.00603	10.10657
58	6.01559	6.11677	8.01559	8.11677	10.01559	10.11677
59	6.02524	6.1271	8.02524	8.1271	10.02524	10.1271
60	6.0348	6.13753	8.0348	8.13753	10.0348	10.13753
61	6.04482	6.14805	8.04482	8.14805	10.04482	10.14805

63	6.06573	6.169	8.06573	8.169	10.06573	10.169
64	6.07603	6.17933	8.07603	8.17933	10.07603	10.17933
65	6.08625	6.18956	8.08625	8.18956	10.08625	10.18956
66	6.09637	6.19969	8.09637	8.19969	10.09637	10.19969
67	6.10639	6.20973	8.10639	8.20973	10.10639	10.20973
68	6.11632	6.21966	8.11632	8.21966	10.11632	10.21966
69	6.12615	6.2295	8.12615	8.2295	10.12615	10.2295
70	6.13588	6.23924	8.13588	8.23924	10.13588	10.23924
71	6.14551	6.24887	8.14551	8.24887	10.14551	10.24887
72	6.15506	6.25842	8.15506	8.25842	10.15506	10.25842
73	6.1645	6.26786	8.1645	8.26786	10.1645	10.26786
74	6.17385	6.2772	8.17385	8.2772	10.17385	10.2772
75	6.1831	6.28645	8.1831	8.28645	10.1831	10.28645
76	6.19225	6.29559	8.19225	8.29559	10.19225	10.29559
77	6.20131	6.30464	8.20131	8.30464	10.20131	10.30464
78	6.21028	6.31359	8.21028	8.31359	10.21028	10.31359
79	6.21914	6.32244	8.21914	8.32244	10.21914	10.32244
80	6.22791	6.33139	8.22791	8.33139	10.22791	10.33139
81	6.23658	6.34072	8.23658	8.34072	10.23658	10.34072
82	6.24515	6.35042	8.24515	8.35042	10.24515	10.35042
83	6.25363	6.36049	8.25363	8.36049	10.25363	10.36049
84	6.26203	6.37091	8.26203	8.37091	10.26203	10.37091
85	6.27144	6.38169	8.27144	8.38169	10.27144	10.38169
86	6.28243	6.39262	8.28243	8.39262	10.28243	10.39262
87	6.29329	6.4034	8.29329	8.4034	10.29329	10.4034
88	6.30401	6.41403	8.30401	8.41403	10.30401	10.41403
89	6.31458	6.42452	8.31458	8.42452	10.31458	10.42452
90	6.32502	6.43487	8.32502	8.43487	10.32502	10.43487
91	6.3353	6.44506	8.3353	8.44506	10.3353	10.44506
92	6.34545	6.45511	8.34545	8.45511	10.34545	10.45511
93	6.35545	6.46501	8.35545	8.46501	10.35545	10.46501
94	6.3653	6.47477	8.3653	8.47477	10.3653	10.47477
95	6.37503	6.48438	8.37503	8.48438	10.37503	10.48438
96	6.38459	6.49384	8.38459	8.49384	10.38459	10.49384
97	6.39402	6.50315	8.39402	8.50315	10.39402	10.50315
98	6.40331	6.51232	8.40331	8.51232	10.40331	10.51232
99	6.41245	6.52134	8.41245	8.52134	10.41245	10.52134
100	6.42145	6.53021	8.42145	8.53021	10.42145	10.53021
101	6.4303	6.53894	8.4303	8.53894	10.4303	10.53894
102	6.43902	6.54752	8.43902	8.54752	10.43902	10.54752
103	6.44758	6.55595	8.44758	8.55595	10.44758	10.55595
104	6.456	6.56424	8.456	8.56424	10.456	10.56424
105	6.46429	6.57238	8.46429	8.57238	10.46429	10.57238
106	6.47243	6.58037	8.47243	8.58037	10.47243	10.58037
107	6.48042	6.58822	8.48042	8.58822	10.48042	10.58822
108	6.48827	6.59591	8.48827	8.59591	10.48827	10.59591
109	6.49597	6.60346	8.49597	8.60346	10.49597	10.60346
110	6.50354	6.61087	8.50354	8.61087	10.50354	10.61087
111	6.51096	6.61812	8.51096	8.61812	10.51096	10.61812
112	6.51824	6.62523	8.51824	8.62523	10.51824	10.62523
113	6.52537	6.63219	8.52537	8.63219	10.52537	10.63219
114	6.53236	6.63901	8.53236	8.63901	10.53236	10.63901
115	6.53921	6.64569	8.53921	8.64569	10.53921	10.64569
116	6.54592	6.65282	8.54592	8.65282	10.54592	10.65282
117	6.55248	6.66101	8.55248	8.66101	10.55248	10.66101
118	6.55889	6.67016	8.55889	8.67016	10.55889	10.67016
119	6.56516	6.68018	8.56516	8.68018	10.56516	10.68018
120	6.57137	6.69098	8.57137	8.69098	10.57137	10.69098
121	6.58085	6.70245	8.58085	8.70245	10.58085	10.70245
122	6.59371	6.71392	8.59371	8.71392	10.59371	10.71392
123	6.6059	6.72468	8.6059	8.72468	10.6059	10.72468
124	6.6174	6.73474	8.6174	8.73474	10.6174	10.73474
125	6.62821	6.7441	8.62821	8.7441	10.62821	10.7441
126	6.63834	6.75275	8.63834	8.75275	10.63834	10.75275

127	6.64778	6.76069	8.64778	8.76069	10.64778	10.76069
128	6.65654	6.76793	8.65654	8.76793	10.65654	10.76793
129	6.66461	6.77447	8.66461	8.77447	10.66461	10.77447
130	6.672	6.7803	8.672	8.7803	10.672	10.7803
131	6.6787	6.78543	8.6787	8.78543	10.6787	10.78543
132	6.68471	6.78985	8.68471	8.78985	10.68471	10.78985
133	6.69004	6.79357	8.69004	8.79357	10.69004	10.79357
134	6.69468	6.79658	8.69468	8.79658	10.69468	10.79658
135	6.69865	6.79889	8.69865	8.79889	10.69865	10.79889
136	6.70192	6.80049	8.70192	8.80049	10.70192	10.80049
137	6.70451	6.80139	8.70451	8.80139	10.70451	10.80139
138	6.70641	6.80158	8.70641	8.80158	10.70641	10.80158
139	6.70762	6.8011	8.70762	8.8011	10.70762	10.8011
140	6.70815	6.80092	8.70815	8.80092	10.70815	10.80092
141	6.70799	6.80214	8.70799	8.80214	10.70799	10.80214
142	6.70715	6.80477	8.70715	8.80477	10.70715	10.80477
143	6.70562	6.80885	8.70562	8.80885	10.70562	10.80885
144	6.7036	6.8144	8.7036	8.8144	10.7036	10.8144
145	6.7066	6.82141	8.7066	8.82141	10.7066	10.82141
146	6.71524	6.82893	8.71524	8.82893	10.71524	10.82893
147	6.72337	6.8359	8.72337	8.8359	10.72337	10.8359
148	6.73095	6.84231	8.73095	8.84231	10.73095	10.84231
149	6.73799	6.84817	8.73799	8.84817	10.73799	10.84817
150	6.7445	6.85348	8.7445	8.85348	10.7445	10.85348
151	6.75047	6.85824	8.75047	8.85824	10.75047	10.85824
152	6.7559	6.86244	8.7559	8.86244	10.7559	10.86244
153	6.76079	6.86609	8.76079	8.86609	10.76079	10.86609
154	6.76514	6.86918	8.76514	8.86918	10.76514	10.86918
155	6.76896	6.87173	8.76896	8.87173	10.76896	10.87173
156	6.77224	6.87371	8.77224	8.87371	10.77224	10.87371
157	6.77498	6.87515	8.77498	8.87515	10.77498	10.87515
158	6.77719	6.87604	8.77719	8.87604	10.77719	10.87604
159	6.77885	6.87636	8.77885	8.87636	10.77885	10.87636
160	6.77998	6.87614	8.77998	8.87614	10.77998	10.87614
161	6.78056	6.87536	8.78056	8.87536	10.78056	10.87536
162	6.78062	6.87403	8.78062	8.87403	10.78062	10.87403
163	6.78013	6.87215	8.78013	8.87215	10.78013	10.87215
164	6.77911	6.86971	8.77911	8.86971	10.77911	10.86971
165	6.77754	6.86672	8.77754	8.86672	10.77754	10.86672
166	6.77544	6.86318	8.77544	8.86318	10.77544	10.86318
167	6.7728	6.85908	8.7728	8.85908	10.7728	10.85908
168	6.76963	6.85443	8.76963	8.85443	10.76963	10.85443
169	6.76591	6.84922	8.76591	8.84922	10.76591	10.84922
170	6.76166	6.84347	8.76166	8.84347	10.76166	10.84347
171	6.75687	6.83716	8.75687	8.83716	10.75687	10.83716
172	6.75154	6.8303	8.75154	8.8303	10.75154	10.8303
173	6.74567	6.82288	8.74567	8.82288	10.74567	10.82288
174	6.73927	6.81491	8.73927	8.81491	10.73927	10.81491
175	6.73232	6.80643	8.73232	8.80643	10.73232	10.80643
176	6.72485	6.79822	8.72485	8.79822	10.72485	10.79822
177	6.71683	6.79126	8.71683	8.79126	10.71683	10.79126
178	6.70827	6.78559	8.70827	8.78559	10.70827	10.78559
179	6.69918	6.78129	8.69918	8.78129	10.69918	10.78129
180	6.68977	6.7784	8.68977	8.7784	10.68977	10.7784
181	6.68445	6.77695	8.68445	8.77695	10.68445	10.77695
182	6.6842	6.7762	8.6842	8.7762	10.6842	10.7762
183	6.68377	6.77526	8.68377	8.77526	10.68377	10.77526
184	6.68315	6.77411	8.68315	8.77411	10.68315	10.77411
185	6.68233	6.77276	8.68233	8.77276	10.68233	10.77276
186	6.68131	6.77121	8.68131	8.77121	10.68131	10.77121
187	6.68009	6.76946	8.68009	8.76946	10.68009	10.76946
188	6.67869	6.76751	8.67869	8.76751	10.67869	10.76751
189	6.67708	6.76535	8.67708	8.76535	10.67708	10.76535
190	6.67528	6.76299	8.67528	8.76299	10.67528	10.76299

191	6.67328	6.76043	8.67328	8.76043	10.67328	10.76043
192	6.67109	6.75767	8.67109	8.75767	10.67109	10.75767
193	6.66869	6.75471	8.66869	8.75471	10.66869	10.75471
194	6.66611	6.75155	8.66611	8.75155	10.66611	10.75155
195	6.66333	6.74818	8.66333	8.74818	10.66333	10.74818
196	6.66034	6.74461	8.66034	8.74461	10.66034	10.74461
197	6.65717	6.74084	8.65717	8.74084	10.65717	10.74084
198	6.65379	6.73687	8.65379	8.73687	10.65379	10.73687
199	6.65022	6.7327	8.65022	8.7327	10.65022	10.7327
200	6.64646	6.72832	8.64646	8.72832	10.64646	10.72832
201	6.6425	6.72374	8.6425	8.72374	10.6425	10.72374
202	6.63834	6.71897	8.63834	8.71897	10.63834	10.71897
203	6.63399	6.71398	8.63399	8.71398	10.63399	10.71398
204	6.62944	6.7088	8.62944	8.7088	10.62944	10.7088
205	6.62469	6.70342	8.62469	8.70342	10.62469	10.70342
206	6.61975	6.69783	8.61975	8.69783	10.61975	10.69783
207	6.6146	6.69204	8.6146	8.69204	10.6146	10.69204
208	6.60926	6.68605	8.60926	8.68605	10.60926	10.68605
209	6.60373	6.67986	8.60373	8.67986	10.60373	10.67986
210	6.59801	6.67347	8.59801	8.67347	10.59801	10.67347
211	6.59208	6.66688	8.59208	8.66688	10.59208	10.66688
212	6.58596	6.66008	8.58596	8.66008	10.58596	10.66008
213	6.57964	6.65309	8.57964	8.65309	10.57964	10.65309
214	6.57312	6.64589	8.57312	8.64589	10.57312	10.64589
215	6.56642	6.63849	8.56642	8.63849	10.56642	10.63849
216	6.55951	6.63089	8.55951	8.63089	10.55951	10.63089
217	6.55241	6.62308	8.55241	8.62308	10.55241	10.62308
218	6.54511	6.61508	8.54511	8.61508	10.54511	10.61508
219	6.53761	6.60687	8.53761	8.60687	10.53761	10.60687
220	6.52992	6.59847	8.52992	8.59847	10.52992	10.59847
221	6.52203	6.58986	8.52203	8.58986	10.52203	10.58986
222	6.51395	6.58105	8.51395	8.58105	10.51395	10.58105
223	6.50567	6.57204	8.50567	8.57204	10.50567	10.57204
224	6.4972	6.56283	8.4972	8.56283	10.4972	10.56283
225	6.48852	6.55342	8.48852	8.55342	10.48852	10.55342
226	6.47965	6.5438	8.47965	8.5438	10.47965	10.5438
227	6.47059	6.53399	8.47059	8.53399	10.47059	10.53399
228	6.46133	6.52397	8.46133	8.52397	10.46133	10.52397
229	6.45187	6.51375	8.45187	8.51375	10.45187	10.51375
230	6.44221	6.50333	8.44221	8.50333	10.44221	10.50333
231	6.43236	6.49271	8.43236	8.49271	10.43236	10.49271
232	6.42232	6.48189	8.42232	8.48189	10.42232	10.48189
233	6.41207	6.47087	8.41207	8.47087	10.41207	10.47087
234	6.40163	6.45965	8.40163	8.45965	10.40163	10.45965
235	6.391	6.44821	8.391	8.44821	10.391	10.44821
236	6.38017	6.43648	8.38017	8.43648	10.38017	10.43648
237	6.36914	6.42433	8.36914	8.42433	10.36914	10.42433
238	6.35792	6.41183	8.35792	8.41183	10.35792	10.41183
239	6.3465	6.39903	8.3465	8.39903	10.3465	10.39903
240	6.33483	6.38598	8.33483	8.38598	10.33483	10.38598
241	6.32241	6.37274	8.32241	8.37274	10.32241	10.37274
242	6.3092	6.35946	8.3092	8.35946	10.3092	10.35946
243	6.29608	6.34629	8.29608	8.34629	10.29608	10.34629
244	6.28309	6.33325	8.28309	8.33325	10.28309	10.33325
245	6.27021	6.32032	8.27021	8.32032	10.27021	10.32032
246	6.25744	6.30751	8.25744	8.30751	10.25744	10.30751
247	6.24479	6.29482	8.24479	8.29482	10.24479	10.29482
248	6.23225	6.28224	8.23225	8.28224	10.23225	10.28224
249	6.21982	6.26978	8.21982	8.26978	10.21982	10.26978
250	6.20751	6.25744	8.20751	8.25744	10.20751	10.25744
251	6.19531	6.24522	8.19531	8.24522	10.19531	10.24522
252	6.18323	6.23311	8.18323	8.23311	10.18323	10.23311
253	6.17125	6.22112	8.17125	8.22112	10.17125	10.22112
254	6.1594	6.20925	8.1594	8.20925	10.1594	10.20925

255	6.14765	6.19749	8.14765	8.19749	10.14765	10.19749
256	6.13603	6.18585	8.13603	8.18585	10.13603	10.18585
257	6.12451	6.17433	8.12451	8.17433	10.12451	10.17433
258	6.1131	6.16293	8.1131	8.16293	10.1131	10.16293
259	6.10181	6.15164	8.10181	8.15164	10.10181	10.15164
260	6.09063	6.14047	8.09063	8.14047	10.09063	10.14047
261	6.07957	6.12942	8.07957	8.12942	10.07957	10.12942
262	6.06863	6.11849	8.06863	8.11849	10.06863	10.11849
263	6.0578	6.10767	8.0578	8.10767	10.0578	10.10767
264	6.04708	6.09697	8.04708	8.09697	10.04708	10.09697
265	6.03646	6.08638	8.03646	8.08638	10.03646	10.08638
266	6.02598	6.07591	8.02598	8.07591	10.02598	10.07591
267	6.01559	6.06556	8.01559	8.06556	10.01559	10.06556
268	6.00532	6.05533	8.00532	8.05533	10.00532	10.05533
269	5.99518	6.04521	7.99518	8.04521	9.99518	10.04521
270	5.98514	6.03522	7.98514	8.03522	9.98514	10.03522
271	5.97521	6.02533	7.97521	8.02533	9.97521	10.02533
272	5.9654	6.01557	7.9654	8.01557	9.9654	10.01557
273	5.95571	6.00592	7.95571	8.00592	9.95571	10.00592
274	5.94612	5.99639	7.94612	7.99639	9.94612	9.99639
275	5.93665	5.98697	7.93665	7.98697	9.93665	9.98697
276	5.92729	5.97767	7.92729	7.97767	9.92729	9.97767
277	5.91805	5.96849	7.91805	7.96849	9.91805	9.96849
278	5.90892	5.95943	7.90892	7.95943	9.90892	9.95943
279	5.8999	5.95048	7.8999	7.95048	9.8999	9.95048
280	5.891	5.94165	7.891	7.94165	9.891	9.94165
281	5.88221	5.93294	7.88221	7.93294	9.88221	9.93294
282	5.87354	5.92434	7.87354	7.92434	9.87354	9.92434
283	5.86497	5.91586	7.86497	7.91586	9.86497	9.91586
284	5.85653	5.90749	7.85653	7.90749	9.85653	9.90749
285	5.8482	5.89925	7.8482	7.89925	9.8482	9.89925
286	5.83997	5.89111	7.83997	7.89111	9.83997	9.89111
287	5.83187	5.8831	7.83187	7.8831	9.83187	9.8831
288	5.82387	5.8752	7.82387	7.8752	9.82387	9.8752
289	5.816	5.86742	7.816	7.86742	9.816	9.86742
290	5.80823	5.85976	7.80823	7.85976	9.80823	9.85976
291	5.80057	5.85221	7.80057	7.85221	9.80057	9.85221
292	5.79303	5.84478	7.79303	7.84478	9.79303	9.84478
293	5.78561	5.83746	7.78561	7.83746	9.78561	9.83746
294	5.7783	5.83027	7.7783	7.83027	9.7783	9.83027
295	5.7711	5.82318	7.7711	7.82318	9.7711	9.82318
296	5.76402	5.81622	7.76402	7.81622	9.76402	9.81622
297	5.75705	5.80937	7.75705	7.80937	9.75705	9.80937
298	5.75019	5.80264	7.75019	7.80264	9.75019	9.80264

299	5.74345	5.79602	7.74345	7.79602	9.74345	9.79602
300	5.73681	5.78953	7.73681	7.78953	9.73681	9.78953
301	5.73031	5.78314	7.73031	7.78314	9.73031	9.78314
302	5.7239	5.77688	7.7239	7.77688	9.7239	9.77688
303	5.71761	5.77073	7.71761	7.77073	9.71761	9.77073
304	5.71144	5.7647	7.71144	7.7647	9.71144	9.7647
305	5.70537	5.75878	7.70537	7.75878	9.70537	9.75878
306	5.69942	5.75298	7.69942	7.75298	9.69942	9.75298
307	5.69359	5.7473	7.69359	7.7473	9.69359	9.7473
308	5.68787	5.74173	7.68787	7.74173	9.68787	9.74173
309	5.68226	5.73628	7.68226	7.73628	9.68226	9.73628
310	5.67677	5.73094	7.67677	7.73094	9.67677	9.73094
311	5.67138	5.72573	7.67138	7.72573	9.67138	9.72573
312	5.66612	5.72062	7.66612	7.72062	9.66612	9.72062
313	5.66096	5.71564	7.66096	7.71564	9.66096	9.71564
314	5.65592	5.71077	7.65592	7.71077	9.65592	9.71077
315	5.651	5.70602	7.651	7.70602	9.651	9.70602
316	5.64619	5.70138	7.64619	7.70138	9.64619	9.70138
317	5.64148	5.69686	7.64148	7.69686	9.64148	9.69686
318	5.6369	5.69246	7.6369	7.69246	9.6369	9.69246
319	5.63243	5.68817	7.63243	7.68817	9.63243	9.68817
320	5.62808	5.684	7.62808	7.684	9.62808	9.684
321	5.62383	5.67995	7.62383	7.67995	9.62383	9.67995
322	5.6197	5.67601	7.6197	7.67601	9.6197	9.67601
323	5.61568	5.67219	7.61568	7.67219	9.61568	9.67219
324	5.61178	5.66848	7.61178	7.66848	9.61178	9.66848
325	5.60799	5.66489	7.60799	7.66489	9.60799	9.66489
326	5.6043	5.66142	7.6043	7.66142	9.6043	9.66142
327	5.60074	5.65806	7.60074	7.65806	9.60074	9.65806
328	5.59729	5.65482	7.59729	7.65482	9.59729	9.65482
329	5.59396	5.6517	7.59396	7.6517	9.59396	9.6517
330	5.59073	5.64869	7.59073	7.64869	9.59073	9.64869
331	5.58762	5.6458	7.58762	7.6458	9.58762	9.6458
332	5.58463	5.64302	7.58463	7.64302	9.58463	9.64302
333	5.58174	5.64036	7.58174	7.64036	9.58174	9.64036
334	5.57898	5.63782	7.57898	7.63782	9.57898	9.63782
335	5.57632	5.63539	7.57632	7.63539	9.57632	9.63539
336	5.57379	5.63308	7.57379	7.63308	9.57379	9.63308
337	5.57135	5.63089	7.57135	7.63089	9.57135	9.63089
338	5.56904	5.62881	7.56904	7.62881	9.56904	9.62881
339	5.56684	5.62685	7.56684	7.62685	9.56684	9.62685
340	5.56475	5.625	7.56475	7.625	9.56475	9.625
341	5.56277	5.62327	7.56277	7.62327	9.56277	9.62327
342	5.56092	5.62166	7.56092	7.62166	9.56092	9.62166
343	5.55917	5.62016	7.55917	7.62016	9.55917	9.62016
344	5.55753	5.61878	7.55753	7.61878	9.55753	9.61878
345	5.55602	5.61752	7.55602	7.61752	9.55602	9.61752
346	5.55461	5.61637	7.55461	7.61637	9.55461	9.61637
347	5.55332	5.61534	7.55332	7.61534	9.55332	9.61534
348	5.55214	5.61442	7.55214	7.61442	9.55214	9.61442
349	5.55107	5.61362	7.55107	7.61362	9.55107	9.61362
350	5.55012	5.61294	7.55012	7.61294	9.55012	9.61294
351	5.54928	5.61237	7.54928	7.61237	9.54928	9.61237
352	5.54856	5.61192	7.54856	7.61192	9.54856	9.61192
353	5.54794	5.61158	7.54794	7.61158	9.54794	9.61158
354	5.54745	5.61137	7.54745	7.61137	9.54745	9.61137
355	5.54707	5.61122	7.54707	7.61122	9.54707	9.61122
356	5.5468	5.62027	7.5468	7.62027	9.5468	9.62027
357	5.54664	5.62805	7.54664	7.62805	9.54664	9.62805
358	5.5466	5.63454	7.5466	7.63454	9.5466	9.63454
359	5.54667	5.63971	7.54667	7.63971	9.54667	9.63971
360	5.54658	5.64356	7.54658	7.64356	9.54658	9.64356

umptions:

1.12
1.21

2-A1 (AAA)	At Pricing Speed to Call				
	WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
	1.40	1.39	0%	NA	NA
	At Pricing Speed to Maturity				
	WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
	1.40	1.39	0%	NA	NA
	Slow Pricing Speed to 75% of Expected - to maturity				
	WAL	Mod. Duration	Factor at 10 years	Duration at 10 years	Convexity
	1.97	1.94	0%	NA	NA

2-A2 (AAA)	At Pricing Speed to Call				
	WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
	6.12	5.85	0%	NA	NA
	At Pricing Speed to Maturity				
	WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
	7.13	6.72	16%	NA	NA
	Slow Pricing Speed to 75% of Expected - to maturity				
	WAL	Mod. Duration	Factor at 10 years	Duration at 10 years	Convexity
	9.62	8.88	35%	NA	NA

M1 (AA)	At Pricing Speed to Call				
	WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
	4.95	4.71	0%	NA	NA
	At Pricing Speed to Maturity				
	WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
	5.45	5.13	8%	NA	NA
	Slow Pricing Speed to 75% of Expected - to maturity				
	WAL	Mod. Duration	Factor at 10 years	Duration at 10 years	Convexity
	7.15	6.58	20%	NA	NA

Assumptions:

Runs to Maturity
100% Advancing
Triggers Failing
12 mo Lag
Prepayments exclusive of Defaults

	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Principal Writedown (if any)	Coll Duration
2-A1 (AAA)	Forward Libor +200	15%	100%	11.29%	3.46	41.23%	0	N/A
	Forward Libor +400	15%	100%	9.93%	3.69	37.98%	0	N/A
	Forward Libor +200	35%	100%	23.29%	1.41	37.75%	0	N/A
	Forward Libor +400	35%	100%	22.71%	1.43	37.09%	0	N/A
	Forward Libor +200	45%	100%	30.25%	1.02	37.40%	0	N/A
	Forward Libor +400	45%	100%	29.91%	1.03	37.09%	0	N/A

	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Principal Writedown (if any)	Coll Duration
2-A2 (AAA)	Forward Libor +200	15%	100%	6.42%	10.84	27.93%	0	N/A
	Forward Libor +400	15%	100%	4.75%	11.57	22.09%	0	N/A
	Forward Libor +200	35%	100%	11.50%	4.63	21.97%	0	N/A
	Forward Libor +400	35%	100%	10.48%	4.66	20.34%	0	N/A
	Forward Libor +200	45%	100%	14.68%	3.38	21.01%	0	N/A
	Forward Libor +400	45%	100%	13.92%	3.37	20.08%	0	N/A

	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Principal Writedown (if any)	Coll Duration
M1 (AA)	Forward Libor +200	15%	100%	4.59%	16.09	21.49%	0	N/A
	Forward Libor +400	15%	100%	3.09%	17.22	15.42%	0	N/A
	Forward Libor +200	35%	100%	7.59%	6.95	15.42%	0	N/A
	Forward Libor +400	35%	100%	6.66%	7.10	13.74%	0	N/A
	Forward Libor +200	45%	100%	9.56%	5.09	14.45%	0	N/A
	Forward Libor +400	45%	100%	8.88%	5.15	13.52%	0	N/A

Assumptions:

Runs to Maturity
100% Advancing
Triggers Failing
12 mo Lag
Prepayments exclusive of Defaults
M4 Price is 97.6534%

M4 (BBB+)	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Coll Duration	Yield
	Flat Libor	ACA Curves	40%	11.84%	8.55	9.96%	N/A	
	Forward Libor	ACA Curves	40%	9.29%	9.05	8.08%	N/A	
	Forward + 200	ACA Curves	40%	8.85%	9.51	6.15%	N/A	
	Severity Stresses						N/A	
	Forward Libor	ACA Curves	50%	7.31%	9.35	8.16%	N/A	
	Forward Libor	ACA Curves	70%	5.13%	9.79	8.25%	N/A	
	Prepayment Stresses						N/A	
	Forward Libor + 200	15%	40%	6.16%	20.64	10.91%	N/A	
	Forward Libor + 200	40%	50%	6.64%	8.60	5.97%	N/A	
	Forward Libor + 200	50%	70%	5.55%	6.77	5.42%	N/A	
	Basis Risk Stress			CDR				
	Forward Libor + 400	15% FIX / 35% ARM	60%	2.50%	9.31	3.21%	N/A	10.38%

PRICING Speeds, FWD Libor, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	788,027.80	1,891,349.87	4.54%
2	488,153,839.62	2,616,716.60	1,311,848.86	1,304,867.73	3.21%
3	476,518,930.76	2,555,101.70	1,319,587.04	1,235,514.66	3.11%
4	465,087,312.49	2,494,490.96	1,307,096.07	1,187,394.88	3.06%
5	453,851,634.91	2,434,845.88	1,333,471.51	1,101,374.36	2.91%
6	442,805,162.99	2,376,131.50	1,317,954.03	1,058,177.47	2.87%
7	431,941,778.01	2,318,316.45	1,167,141.13	1,151,175.32	3.20%
8	421,255,976.32	2,261,372.90	1,242,622.99	1,018,749.90	2.90%
9	410,742,865.29	2,205,276.54	1,200,143.72	1,005,132.82	2.94%
10	400,398,156.28	2,150,006.60	1,295,739.12	854,267.49	2.56%
11	390,218,154.62	2,095,545.73	1,312,041.88	783,503.84	2.41%
12	380,199,746.45	2,041,879.93	1,320,140.56	721,739.37	2.28%
13	370,340,496.04	1,988,999.37	1,088,107.46	900,891.91	2.92%
14	360,736,164.95	1,937,484.23	1,096,333.64	841,150.60	2.80%
15	351,380,173.83	1,887,299.33	1,104,620.94	782,678.39	2.67%
16	342,266,112.97	1,838,410.37	1,135,949.95	702,460.42	2.46%
17	333,387,737.92	1,790,783.94	1,195,274.01	595,509.94	2.14%
18	324,738,965.22	1,744,387.51	1,170,111.93	574,275.59	2.12%
19	316,313,868.27	1,699,189.37	966,414.64	732,774.73	2.78%
20	308,106,673.30	1,655,158.62	1,085,743.46	569,415.16	2.22%
21	300,111,755.39	1,612,265.17	1,025,213.15	587,052.02	2.35%
22	292,323,634.68	1,570,479.70	1,091,442.38	479,037.33	1.97%
23	284,736,972.60	1,529,773.65	1,064,983.34	464,790.31	1.96%
24	277,346,568.23	1,490,119.19	1,073,616.18	416,503.01	1.80%
25	270,147,354.77	1,922,229.77	1,077,756.45	844,473.32	3.75%
26	263,174,742.60	1,940,209.55	1,056,263.23	883,946.32	4.03%
27	256,390,713.83	1,890,028.08	1,064,923.52	825,104.56	3.86%
28	249,781,081.05	1,841,140.58	1,029,258.71	811,881.87	3.90%
29	243,341,367.15	1,793,513.71	1,068,628.37	724,885.35	3.57%
30	237,067,209.90	1,747,115.04	1,042,578.50	704,536.54	3.57%
31	230,954,359.03	1,806,735.20	939,187.67	867,547.53	4.51%
32	225,004,024.54	1,772,972.62	1,038,473.45	734,499.18	3.92%
33	219,207,967.27	1,727,117.22	980,465.02	746,652.19	4.09%
34	213,560,795.28	1,682,444.15	1,004,750.05	677,694.10	3.81%
35	208,058,689.19	1,638,922.98	966,928.04	671,994.94	3.88%
36	202,697,927.55	1,596,524.07	974,776.70	621,747.37	3.68%
37	197,474,884.36	1,608,170.01	972,747.30	635,422.72	3.86%
38	192,389,320.94	1,579,999.27	928,702.45	651,296.82	4.06%
39	187,435,716.31	1,539,131.03	930,838.32	608,292.71	3.89%
40	182,609,283.61	1,499,316.52	888,025.35	611,291.17	4.02%
41	177,906,762.39	1,460,528.61	907,060.24	553,468.37	3.73%
42	173,324,975.75	1,422,740.88	882,585.50	540,155.37	3.74%
43	168,860,828.23	1,421,713.98	785,734.37	635,979.62	4.52%
44	164,513,502.09	1,392,308.88	858,473.64	533,835.25	3.89%
45	160,278,472.28	1,356,288.61	809,512.35	546,776.25	4.09%
46	156,152,129.26	1,321,197.10	823,903.71	497,293.38	3.82%
47	152,131,687.60	1,287,010.44	786,522.55	500,487.89	3.95%
48	148,214,433.22	1,253,705.36	791,934.64	461,770.72	3.74%
49	144,397,721.56	1,255,758.10	788,663.75	467,094.35	3.88%

50	140,681,032.31	1,230,431.57	762,228.55	468,203.02	3.99%
51	137,060,375.40	1,198,593.94	768,453.06	430,140.89	3.77%
52	133,532,602.48	1,167,577.25	725,544.81	442,032.44	3.97%
53	130,095,334.13	1,137,360.36	731,474.13	405,886.24	3.74%
54	126,746,251.84	1,107,922.69	713,641.47	394,281.22	3.73%
55	123,483,096.49	1,089,181.97	651,318.07	437,863.90	4.26%
56	120,304,253.23	1,062,209.53	679,269.25	382,940.28	3.82%
57	117,207,081.93	1,034,712.21	641,321.53	393,390.68	4.03%
58	114,189,369.40	1,007,924.06	646,525.36	361,398.70	3.80%
59	111,249,080.27	981,826.82	610,405.11	371,421.72	4.01%
60	108,384,231.32	956,402.72	615,352.72	341,050.00	3.78%
61	105,592,890.08	935,407.51	600,366.33	335,041.17	3.81%
62	102,846,761.51	911,678.85	566,740.47	344,938.38	4.02%
63	100,171,602.74	887,845.64	571,247.76	316,597.88	3.79%
64	97,565,504.65	864,630.79	539,229.73	325,401.06	4.00%
65	95,026,691.63	842,018.32	543,495.30	298,523.02	3.77%
66	92,553,433.64	819,992.66	530,112.25	289,880.41	3.76%
67	90,144,045.03	801,821.14	467,010.63	334,810.52	4.46%
68	87,797,270.27	781,456.37	504,296.62	277,159.74	3.79%
69	85,511,176.78	761,005.05	475,983.78	285,021.26	4.00%
70	83,284,129.94	741,084.65	479,699.94	261,384.71	3.77%
71	81,114,611.30	721,681.45	452,748.29	268,933.16	3.98%
72	79,001,141.38	702,782.09	456,264.42	246,517.67	3.74%
73	76,942,278.69	687,013.86	444,964.99	242,048.87	3.78%
74	74,936,938.66	669,510.39	419,940.36	249,570.03	4.00%
75	72,983,477.80	651,968.01	423,176.11	228,791.90	3.76%
76	71,080,500.49	634,881.32	399,359.75	235,521.57	3.98%
77	69,226,708.18	618,238.53	402,419.87	215,818.66	3.74%
78	67,420,835.67	602,028.19	392,414.64	209,613.55	3.73%
79	65,661,650.21	588,350.25	345,618.66	242,731.59	4.44%
80	63,948,213.97	573,312.73	373,120.71	200,192.02	3.76%
81	62,279,130.34	558,271.63	352,085.56	206,186.06	3.97%
82	60,653,207.85	543,621.51	354,746.74	188,874.77	3.74%
83	59,069,336.02	529,352.27	334,733.18	194,619.08	3.95%
84	57,526,432.85	515,454.04	337,249.74	178,204.30	3.72%
85	56,023,444.14	503,783.86	328,867.74	174,916.12	3.75%
86	54,559,582.31	490,916.48	310,415.66	180,500.82	3.97%
87	53,133,642.58	478,019.42	312,849.43	165,169.99	3.73%
88	51,744,601.13	465,457.86	295,279.83	170,178.04	3.95%
89	50,391,508.32	453,223.12	297,577.44	155,645.68	3.71%
90	49,073,438.90	441,306.74	314,377.49	126,929.26	3.10%
91	47,789,491.37	431,472.59	276,886.19	154,586.40	3.88%
92	46,539,021.38	420,455.34	298,916.26	121,539.08	3.13%
93	45,320,971.95	409,393.33	281,991.48	127,401.85	3.37%
94	44,134,463.64	398,619.30	283,483.35	115,135.95	3.13%
95	42,978,684.43	388,125.80	266,869.99	121,255.81	3.39%
96	41,852,843.17	377,905.57	268,232.04	109,673.54	3.14%
97	40,756,169.00	369,341.30	260,879.65	108,461.66	3.19%
98	39,688,099.70	359,870.08	245,521.26	114,348.82	3.46%
99	38,647,740.96	350,387.10	246,703.50	103,683.61	3.22%
100	37,634,343.16	341,151.21	232,132.58	109,018.63	3.48%
101	36,647,211.99	332,155.99	233,201.62	98,954.38	3.24%
102	35,685,670.93	323,395.24	226,694.16	96,701.08	3.25%

103	34,749,060.84	315,938.68	206,127.68	109,811.00	3.79%
104	33,836,890.02	307,800.71	214,147.30	93,653.41	3.32%
105	32,948,403.03	299,675.92	201,388.73	98,287.18	3.58%
106	32,082,961.17	291,763.01	202,202.35	89,560.66	3.35%
107	31,239,970.71	284,056.51	190,108.94	93,947.57	3.61%
108	30,418,853.16	276,551.06	190,829.29	85,721.77	3.38%
109	29,619,044.90	270,065.94	185,349.02	84,716.93	3.43%
110	28,840,115.67	263,078.50	174,196.66	88,881.83	3.70%
111	28,081,427.87	256,121.29	174,787.60	81,333.68	3.48%
112	27,342,437.32	249,345.70	164,225.04	85,120.66	3.74%
113	26,622,636.32	242,747.03	164,734.84	78,012.18	3.52%
114	25,921,530.20	236,320.68	159,891.83	76,428.85	3.54%
115	25,238,636.98	230,684.10	140,151.13	90,532.97	4.30%
116	24,573,579.59	224,688.39	150,559.21	74,129.19	3.62%
117	23,925,820.74	218,734.43	141,352.27	77,382.15	3.88%
118	23,294,896.85	212,936.06	141,678.99	71,257.07	3.67%
119	22,680,373.76	207,289.25	132,969.40	74,319.85	3.93%
120	22,081,828.48	201,790.08	133,231.01	68,559.07	3.73%
121	21,498,848.86	196,977.16	129,218.75	67,758.42	3.78%
122	20,931,116.40	191,879.48	121,315.99	70,563.49	4.05%
123	20,378,173.08	186,783.91	121,584.24	65,199.66	3.84%
124	19,839,616.66	181,821.66	114,087.23	67,734.43	4.10%
125	19,315,075.94	176,989.27	114,276.26	62,713.01	3.90%
126	18,804,189.23	172,283.37	110,816.69	61,466.69	3.92%
127	18,306,604.13	168,248.29	97,049.17	71,199.12	4.67%
128	17,822,063.67	163,885.02	104,152.75	59,732.27	4.02%
129	17,350,160.78	159,522.84	97,675.35	61,847.49	4.28%
130	16,890,550.88	155,274.94	97,781.45	57,493.50	4.08%
131	16,442,916.59	151,138.35	91,647.26	59,491.09	4.34%
132	16,006,948.70	147,110.16	91,692.18	55,417.98	4.15%
133	15,582,345.91	143,445.31	88,750.43	54,694.88	4.21%
134	15,168,856.60	139,672.46	83,105.74	56,566.73	4.47%
135	14,766,159.61	135,945.20	83,092.11	52,853.09	4.30%
136	14,373,967.21	132,315.71	77,780.57	54,535.14	4.55%
137	13,992,008.02	128,781.46	77,717.32	51,064.13	4.38%
138	13,620,017.60	125,339.96	75,123.12	50,216.85	4.42%
139	13,257,738.35	122,036.47	65,564.74	56,471.73	5.11%
140	12,904,927.25	118,782.50	70,115.63	48,666.87	4.53%
141	12,561,333.15	115,603.62	65,516.30	50,087.32	4.78%
142	12,226,715.95	112,508.27	65,342.21	47,166.06	4.63%
143	11,900,843.53	109,494.26	61,006.99	48,487.27	4.89%
144	11,583,489.77	106,559.48	60,795.75	45,763.73	4.74%
145	11,274,434.31	103,746.06	58,648.24	45,097.82	4.80%
146	10,973,470.17	100,986.24	54,771.42	46,214.82	5.05%
147	10,680,384.32	98,275.31	54,593.43	43,681.88	4.91%
148	10,394,968.64	95,635.73	50,937.98	44,697.74	5.16%
149	10,117,024.64	93,065.63	50,723.83	42,341.80	5.02%
150	9,846,358.92	90,563.21	48,856.39	41,706.82	5.08%
151	9,582,783.05	88,240.89	43,998.33	44,242.56	5.54%
152	9,326,133.95	85,902.19	45,252.07	40,650.12	5.23%
153	9,076,217.88	83,588.66	42,171.71	41,416.95	5.48%
154	8,832,853.71	81,336.12	41,965.15	39,370.97	5.35%
155	8,595,871.73	79,142.99	39,088.27	40,054.72	5.59%

156	8,365,106.59	77,007.71	38,854.84	38,152.87	5.47%
157	8,140,397.19	74,978.87	37,355.33	37,623.54	5.55%
158	7,921,595.86	72,967.74	34,734.28	38,233.46	5.79%
159	7,708,542.62	70,995.54	34,464.28	36,531.26	5.69%
160	7,501,085.74	69,075.42	32,004.48	37,070.94	5.93%
161	7,299,080.08	67,206.05	31,712.38	35,493.67	5.84%
162	7,102,384.29	65,386.08	30,386.99	34,999.09	5.91%
163	6,910,860.62	63,614.91	26,278.76	37,336.15	6.48%
164	6,724,375.01	61,887.79	27,833.89	34,053.90	6.08%
165	6,542,796.18	60,208.49	25,746.68	34,461.82	6.32%
166	6,365,997.20	58,573.65	25,406.83	33,166.82	6.25%
167	6,193,853.97	56,982.10	23,466.62	33,515.48	6.49%
168	6,026,245.62	55,432.71	23,139.99	32,292.71	6.43%
169	5,863,054.37	53,889.59	22,059.42	31,830.17	6.51%
170	5,704,158.57	52,408.33	20,328.92	32,079.40	6.75%
171	5,549,450.93	50,980.14	19,980.85	30,999.29	6.70%
172	5,398,825.44	49,589.84	18,369.46	31,220.38	6.94%
173	5,252,175.98	48,236.44	18,008.78	30,227.66	6.91%
174	5,109,399.18	46,918.98	17,061.37	29,857.61	7.01%
175	4,970,394.34	45,577.20	14,577.14	31,000.06	7.48%
176	4,835,051.12	44,308.56	15,241.06	29,067.50	7.21%
177	4,703,282.25	43,095.40	13,903.65	29,191.75	7.45%
178	4,574,999.34	41,914.51	13,516.69	28,397.83	7.45%
179	4,450,111.64	40,765.05	12,279.98	28,485.07	7.68%
180	4,327,480.33	39,638.19	11,878.08	27,760.11	7.70%
181	4,070,765.32	37,375.49	10,208.11	27,167.38	8.01%
182	3,959,245.31	36,333.69	9,178.88	27,154.81	8.23%
183	3,850,685.67	35,332.39	8,780.61	26,551.78	8.27%
184	3,745,011.85	34,357.85	7,833.83	26,524.02	8.50%
185	3,642,148.43	33,409.37	7,427.43	25,981.94	8.56%
186	3,542,021.94	32,486.27	6,777.61	25,708.67	8.71%
187	3,444,560.81	31,575.78	5,550.38	26,025.40	9.07%
188	3,349,692.65	30,699.04	5,529.40	25,169.65	9.02%
189	3,257,351.76	29,848.51	4,771.15	25,077.36	9.24%
190	3,167,472.63	29,020.78	4,347.06	24,673.72	9.35%
191	3,079,990.81	28,215.25	3,657.71	24,557.54	9.57%
192	2,994,843.54	27,431.34	3,227.54	24,203.80	9.70%
193	2,911,969.67	26,649.24	2,690.39	23,958.85	9.87%
194	2,831,305.24	25,902.85	2,097.90	23,804.95	10.09%
195	2,752,795.82	25,181.02	1,659.51	23,521.51	10.25%
196	2,676,385.98	24,478.61	1,125.98	23,352.63	10.47%
197	2,602,020.67	23,795.09	672.69	23,122.40	10.66%
198	2,529,646.27	23,129.98	195.39	22,934.59	10.88%

PRICING Speeds, FWD Libor + 100, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	1,032,402.80	1,646,974.87	3.95%
2	488,153,839.62	2,616,716.60	1,708,204.99	908,511.60	2.23%
3	476,518,930.76	2,555,101.70	1,718,082.51	837,019.18	2.11%
4	465,087,312.49	2,494,490.96	1,683,210.50	811,280.45	2.09%
5	453,851,634.91	2,434,845.88	1,712,447.93	722,397.95	1.91%
6	442,805,162.99	2,376,131.50	1,687,418.20	688,713.30	1.87%
7	431,941,778.01	2,318,316.45	1,504,017.85	814,298.60	2.26%
8	421,255,976.32	2,261,372.90	1,593,530.92	667,841.98	1.90%
9	410,742,865.29	2,205,276.54	1,530,971.12	674,305.43	1.97%
10	400,398,156.28	2,150,006.60	1,628,686.14	521,320.46	1.56%
11	390,218,154.62	2,095,545.73	1,625,765.35	469,780.38	1.44%
12	380,199,746.45	2,041,879.93	1,635,694.51	406,185.42	1.28%
13	370,340,496.04	1,988,999.37	1,395,171.50	593,827.87	1.92%
14	360,736,164.95	1,937,484.23	1,385,488.78	551,995.45	1.84%
15	351,380,173.83	1,887,299.33	1,395,358.04	491,941.29	1.68%
16	342,266,112.97	1,838,410.37	1,409,713.38	428,696.99	1.50%
17	333,387,737.92	1,790,783.94	1,470,517.62	320,266.32	1.15%
18	324,738,965.22	1,744,387.51	1,437,907.98	306,479.53	1.13%
19	316,313,868.27	1,699,189.37	1,201,742.10	497,447.27	1.89%
20	308,106,673.30	1,655,158.62	1,339,217.26	315,941.36	1.23%
21	300,111,755.39	1,612,265.17	1,263,847.95	348,417.22	1.39%
22	292,323,634.68	1,570,479.70	1,331,325.23	239,154.47	0.98%
23	284,736,972.60	1,529,773.65	1,290,805.82	238,967.83	1.01%
24	277,346,568.23	1,490,119.19	1,300,602.11	189,517.07	0.82%
25	270,147,354.77	1,933,212.13	1,298,543.06	634,669.06	2.82%
26	263,176,093.57	1,968,588.88	1,264,123.48	704,465.40	3.21%
27	256,395,369.22	1,917,685.51	1,273,886.52	643,798.99	3.01%
28	249,788,882.63	1,868,094.46	1,225,988.37	642,106.09	3.08%
29	243,352,162.32	1,819,781.94	1,266,386.52	553,395.41	2.73%
30	237,080,851.52	1,772,715.03	1,234,948.27	537,766.76	2.72%
31	230,970,705.20	1,863,883.45	1,108,200.44	755,683.02	3.93%
32	225,026,247.78	1,836,308.08	1,220,503.59	615,804.49	3.28%
33	219,236,319.27	1,788,842.00	1,151,824.35	637,017.65	3.49%
34	213,594,974.65	1,742,599.22	1,176,991.94	565,607.29	3.18%
35	208,098,405.28	1,697,548.27	1,129,060.99	568,487.28	3.28%
36	202,742,900.10	1,653,658.46	1,137,726.44	515,932.02	3.05%
37	197,524,843.16	1,719,268.02	1,133,708.39	585,559.63	3.56%
38	192,446,385.55	1,689,305.26	1,080,518.72	608,786.55	3.80%
39	187,499,426.28	1,645,645.69	1,083,728.21	561,917.47	3.60%
40	182,679,297.09	1,603,111.14	1,032,222.75	570,888.40	3.75%
41	177,982,749.80	1,561,672.68	1,052,279.89	509,392.79	3.43%
42	173,406,619.37	1,521,302.10	1,024,111.54	497,190.56	3.44%
43	168,947,821.83	1,540,118.70	910,314.81	629,803.89	4.47%
44	164,605,406.78	1,507,942.13	992,899.58	515,042.55	3.75%
45	160,374,916.87	1,468,962.60	936,293.29	532,669.31	3.99%
46	156,252,853.05	1,430,987.60	951,584.28	479,403.32	3.68%
47	152,236,439.45	1,393,991.28	906,948.55	487,042.74	3.84%
48	148,322,971.28	1,357,948.46	913,210.38	444,738.08	3.60%
49	144,509,812.99	1,349,401.96	906,868.62	442,533.34	3.67%

50	140,796,146.75	1,321,743.41	873,728.48	448,014.93	3.82%
51	137,178,235.73	1,287,571.68	880,741.88	406,829.80	3.56%
52	133,653,020.54	1,254,280.60	831,450.10	422,830.50	3.80%
53	130,218,128.90	1,221,847.48	838,128.77	383,718.71	3.54%
54	126,871,249.23	1,190,250.27	817,585.96	372,664.31	3.52%
55	123,610,129.13	1,164,380.92	746,085.58	418,295.34	4.06%
56	120,433,027.70	1,136,235.29	777,997.92	358,237.37	3.57%
57	117,337,471.53	1,106,847.26	734,437.46	372,409.80	3.81%
58	114,321,231.04	1,078,216.72	740,300.03	337,916.69	3.55%
59	111,382,276.58	1,050,324.17	698,848.69	351,475.48	3.79%
60	108,518,630.39	1,023,150.62	704,421.99	318,728.64	3.52%
61	105,728,365.34	998,418.81	687,172.24	311,246.57	3.53%
62	102,985,228.03	973,049.59	648,603.57	324,446.01	3.78%
63	100,312,833.17	947,659.65	653,681.91	293,977.74	3.52%
64	97,709,296.77	922,927.57	616,969.74	305,957.83	3.76%
65	95,172,851.03	898,836.36	621,777.34	277,059.02	3.49%
66	92,701,773.43	875,369.49	606,397.16	268,972.33	3.48%
67	90,294,385.62	854,010.91	534,155.15	319,855.76	4.25%
68	87,949,202.18	832,285.85	576,737.17	255,548.67	3.49%
69	85,664,531.49	810,545.22	544,297.46	266,247.75	3.73%
70	83,438,759.93	789,368.21	548,488.08	240,880.13	3.46%
71	81,270,375.05	768,740.27	517,617.36	251,122.91	3.71%
72	79,157,903.15	748,647.23	521,583.74	227,063.49	3.44%
73	77,099,908.32	730,282.13	508,615.85	221,666.27	3.45%
74	75,095,116.01	711,652.11	479,963.43	231,688.68	3.70%
75	73,142,081.27	693,040.74	483,614.33	209,426.42	3.44%
76	71,239,425.20	674,912.17	456,352.96	218,559.22	3.68%
77	69,385,853.80	657,253.93	459,806.97	197,446.96	3.41%
78	67,580,106.27	640,053.86	448,334.20	191,719.66	3.40%
79	65,820,954.12	624,265.72	394,834.89	229,430.83	4.18%
80	64,107,303.34	608,277.84	426,215.51	182,062.33	3.41%
81	62,437,918.27	592,349.71	402,152.38	190,197.33	3.66%
82	60,811,622.50	576,835.04	405,157.97	171,677.07	3.39%
83	59,227,308.97	561,723.16	382,269.16	179,454.00	3.64%
84	57,683,899.00	547,003.66	385,112.41	161,891.25	3.37%
85	56,180,341.57	533,217.33	375,504.77	157,712.56	3.37%
86	54,715,673.43	519,564.81	354,391.61	165,173.20	3.62%
87	53,288,869.52	505,940.82	357,126.48	148,814.34	3.35%
88	51,898,919.59	492,670.74	337,030.13	155,640.61	3.60%
89	50,544,876.48	479,745.44	339,613.29	140,132.15	3.33%
90	49,225,817.30	467,155.99	355,409.71	111,746.28	2.72%
91	47,940,842.83	454,911.16	312,998.31	141,912.86	3.55%
92	46,689,078.91	443,264.29	337,871.85	105,392.43	2.71%
93	45,469,703.99	431,623.28	318,791.88	112,831.40	2.98%
94	44,281,850.44	420,284.92	320,488.22	99,796.70	2.70%
95	43,124,707.82	409,241.39	301,708.87	107,532.52	2.99%
96	41,997,486.49	398,485.07	303,253.12	95,231.95	2.72%
97	40,899,417.06	388,017.41	294,946.59	93,070.81	2.73%
98	39,829,750.92	378,044.98	277,588.18	100,456.80	3.03%
99	38,787,784.13	368,100.39	278,931.91	89,168.48	2.76%
100	37,772,776.09	358,414.57	262,465.65	95,948.93	3.05%
101	36,784,033.41	348,980.84	263,684.12	85,296.72	2.78%
102	35,820,880.45	339,792.67	256,336.98	83,455.69	2.80%

103	34,882,658.92	330,850.59	233,092.59	97,758.00	3.36%
104	33,968,728.24	322,313.77	242,173.43	80,140.33	2.83%
105	33,078,484.64	313,820.11	227,757.86	86,062.25	3.12%
106	32,211,296.09	305,547.69	228,692.29	76,855.40	2.86%
107	31,366,569.31	297,490.78	215,029.41	82,461.37	3.15%
108	30,543,726.25	289,643.79	215,860.54	73,783.26	2.90%
109	29,742,203.67	282,006.59	209,678.76	72,327.83	2.92%
110	28,961,453.45	274,700.41	197,079.24	77,621.17	3.22%
111	28,200,957.69	267,447.57	197,766.02	69,681.55	2.97%
112	27,460,177.10	260,383.84	185,833.33	74,550.51	3.26%
113	26,738,604.07	253,504.32	186,430.19	67,074.13	3.01%
114	26,035,744.06	246,804.24	180,970.16	65,834.08	3.03%
115	25,351,115.17	240,282.75	158,646.59	81,636.16	3.86%
116	24,684,248.38	234,026.65	170,449.85	63,576.80	3.09%
117	24,034,698.79	227,834.90	160,048.25	67,786.65	3.38%
118	23,402,006.99	221,804.77	160,441.33	61,363.43	3.15%
119	22,785,738.71	215,932.07	150,601.46	65,330.62	3.44%
120	22,185,470.81	210,212.74	150,922.16	59,290.58	3.21%
121	21,600,791.05	204,646.65	146,395.12	58,251.53	3.24%
122	21,031,298.26	199,322.06	137,452.60	61,869.45	3.53%
123	20,476,614.20	194,036.73	137,769.67	56,267.06	3.30%
124	19,936,343.22	188,889.53	129,289.35	59,600.19	3.59%
125	19,410,113.80	183,876.89	129,520.73	54,356.15	3.36%
126	18,897,563.97	178,995.30	125,592.19	53,403.11	3.39%
127	18,398,341.03	174,245.28	109,996.78	64,248.50	4.19%
128	17,912,101.89	169,702.60	118,057.63	51,644.96	3.46%
129	17,438,523.50	165,191.85	110,726.23	54,465.62	3.75%
130	16,977,266.74	160,799.14	110,859.11	49,940.03	3.53%
131	16,528,013.79	156,521.41	103,918.12	52,603.29	3.82%
132	16,090,455.00	152,355.67	103,984.49	48,371.18	3.61%
133	15,664,288.65	148,299.54	100,665.09	47,634.45	3.65%
134	15,249,220.88	144,390.86	94,279.68	50,111.18	3.94%
135	14,844,971.30	140,542.90	94,274.67	46,268.22	3.74%
136	14,451,254.46	136,795.77	88,264.17	48,531.60	4.03%
137	14,067,798.48	133,146.86	88,209.86	44,937.00	3.83%
138	13,694,338.48	129,593.62	85,283.87	44,309.75	3.88%
139	13,330,616.36	126,133.66	74,450.22	51,683.44	4.65%
140	12,976,380.68	122,772.48	79,638.13	43,134.36	3.99%
141	12,631,387.67	119,491.39	74,434.62	45,056.76	4.28%
142	12,295,397.33	116,296.40	74,258.79	42,037.61	4.10%
143	11,968,177.09	113,185.30	69,354.02	43,831.28	4.39%
144	11,649,500.36	110,155.88	69,137.20	41,018.68	4.23%
145	11,339,146.37	107,206.14	66,713.50	40,492.64	4.29%
146	11,036,900.05	104,352.38	62,316.40	42,035.99	4.57%
147	10,742,554.75	101,555.06	62,128.03	39,427.04	4.40%
148	10,455,903.21	98,831.28	57,982.63	40,848.65	4.69%
149	10,176,746.51	96,179.12	57,754.74	38,424.38	4.53%
150	9,904,890.83	93,596.73	55,645.15	37,951.57	4.60%
151	9,640,147.34	91,082.52	50,128.42	40,954.10	5.10%
152	9,382,332.11	88,662.84	51,574.95	37,087.88	4.74%
153	9,131,270.55	86,278.29	48,055.24	38,223.05	5.02%
154	8,886,783.09	83,956.54	47,826.92	36,129.62	4.88%
155	8,648,699.61	81,695.95	44,555.55	37,140.40	5.15%

156	8,416,854.35	79,494.93	44,297.61	35,197.32	5.02%
157	8,191,085.81	77,352.04	42,596.69	34,755.35	5.09%
158	7,971,236.65	75,276.68	39,616.62	35,660.05	5.37%
159	7,757,155.47	73,244.93	39,318.18	33,926.75	5.25%
160	7,548,690.93	71,266.79	36,521.56	34,745.23	5.52%
161	7,345,697.52	69,340.87	36,198.61	33,142.26	5.41%
162	7,148,033.47	67,465.79	34,696.49	32,769.30	5.50%
163	6,955,560.68	65,640.24	30,015.73	35,624.51	6.15%
164	6,768,144.59	63,861.24	31,803.55	32,057.69	5.68%
165	6,585,653.80	62,130.94	29,430.22	32,700.72	5.96%
166	6,407,960.91	60,446.39	29,054.06	31,392.33	5.88%
167	6,234,941.47	58,806.39	26,839.27	31,967.11	6.15%
168	6,066,474.27	57,209.78	26,474.27	30,735.50	6.08%
169	5,902,441.19	55,655.35	25,246.82	30,408.54	6.18%
170	5,742,727.14	54,131.32	23,275.10	30,856.23	6.45%
171	5,587,218.06	52,658.49	22,885.93	29,772.56	6.39%
172	5,435,806.81	51,224.68	21,049.52	30,175.17	6.66%
173	5,288,386.99	49,828.89	20,646.02	29,182.86	6.62%
174	5,144,854.93	48,470.11	19,569.90	28,900.21	6.74%
175	5,005,109.63	47,147.25	16,729.67	30,417.58	7.29%
176	4,869,052.68	45,842.50	17,502.19	28,340.31	6.98%
177	4,736,584.98	44,589.50	15,976.84	28,612.66	7.25%
178	4,607,616.57	43,369.78	15,543.23	27,826.55	7.25%
179	4,482,056.46	42,182.48	14,132.07	28,050.41	7.51%
180	4,358,765.61	41,018.74	13,681.20	27,337.54	7.53%
181	4,101,403.69	38,768.93	11,785.29	26,983.63	7.89%
182	3,989,259.58	37,693.55	10,607.82	27,085.72	8.15%
183	3,880,088.24	36,656.82	10,159.21	26,497.61	8.19%
184	3,773,814.13	35,647.75	9,075.62	26,572.13	8.45%
185	3,670,361.63	34,665.63	8,617.71	26,047.93	8.52%
186	3,569,657.06	33,709.74	7,877.41	25,832.34	8.68%
187	3,471,628.68	32,779.38	6,464.17	26,315.21	9.10%
188	3,376,206.58	31,871.77	6,455.31	25,416.46	9.03%
189	3,283,322.23	30,990.57	5,586.35	25,404.22	9.28%
190	3,192,909.77	30,132.96	5,108.10	25,024.85	9.41%
191	3,104,904.57	29,298.30	4,317.55	24,980.75	9.65%
192	3,019,243.69	28,486.01	3,832.25	24,653.76	9.80%
193	2,935,865.83	27,695.45	3,220.01	24,475.45	10.00%
194	2,854,711.25	26,922.56	2,539.69	24,382.87	10.25%
195	2,775,721.02	26,173.96	2,044.85	24,129.11	10.43%
196	2,698,839.26	25,445.45	1,433.36	24,012.09	10.68%
197	2,624,010.77	24,736.51	924.47	23,812.04	10.89%
198	2,551,181.78	24,046.62	381.40	23,665.22	11.13%

PRICING Speeds, FWD Libor + 200, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	1,276,777.80	1,402,599.87	3.37%
2	488,153,839.62	2,616,716.60	2,104,968.42	511,748.18	1.26%
3	476,518,930.76	2,555,101.70	2,118,266.96	436,834.74	1.10%
4	465,087,312.49	2,494,490.96	2,059,573.75	434,917.21	1.12%
5	453,851,634.91	2,434,845.88	2,091,424.35	343,421.53	0.91%
6	442,805,162.99	2,376,131.50	2,056,882.38	319,249.12	0.87%
7	431,941,778.01	2,318,316.45	1,840,894.57	477,421.88	1.33%
8	421,255,976.32	2,261,372.90	1,944,438.86	316,934.04	0.90%
9	410,742,865.29	2,205,276.54	1,861,798.52	343,478.03	1.00%
10	400,398,156.28	2,150,006.60	1,961,633.18	188,373.42	0.56%
11	390,218,154.62	2,095,545.73	1,939,488.82	156,056.90	0.48%
12	380,199,746.45	2,041,879.93	1,951,248.48	90,631.46	0.29%
13	370,340,496.04	1,988,999.37	1,702,235.55	286,763.82	0.93%
14	360,736,164.95	1,937,484.23	1,674,643.93	262,840.30	0.87%
15	351,380,173.83	1,887,299.33	1,686,095.15	201,204.18	0.69%
16	342,266,112.97	1,838,410.37	1,683,476.82	154,933.55	0.54%
17	333,387,737.92	1,790,783.94	1,745,761.24	45,022.70	0.16%
18	324,738,965.22	1,744,387.51	1,705,704.05	38,683.46	0.14%
19	316,313,868.27	1,699,189.37	1,437,069.56	262,119.81	0.99%
20	308,106,673.30	1,655,158.62	1,592,691.08	62,467.54	0.24%
21	300,111,755.39	1,612,265.17	1,502,482.76	109,782.41	0.44%
22	292,323,634.68	1,570,479.70	1,571,208.10	(728.40)	0.00%
23	284,736,972.60	1,529,773.65	1,516,628.31	13,145.34	0.06%
24	277,346,568.23	1,490,119.19	1,527,588.06	(37,468.87)	-0.16%
25	270,147,354.77	1,933,212.13	1,519,329.69	413,882.44	1.84%
26	263,176,093.57	1,968,588.88	1,471,978.57	496,610.31	2.26%
27	256,395,369.22	1,917,685.51	1,482,831.16	434,854.35	2.04%
28	249,788,882.63	1,868,094.46	1,422,687.45	445,407.01	2.14%
29	243,352,162.32	1,819,781.94	1,464,099.51	355,682.43	1.75%
30	237,080,851.52	1,772,715.03	1,427,260.97	345,454.07	1.75%
31	230,970,705.20	1,863,889.68	1,277,149.89	586,739.80	3.05%
32	225,026,248.40	1,839,960.77	1,402,435.93	437,524.84	2.33%
33	219,236,680.96	1,792,401.94	1,323,065.11	469,336.83	2.57%
34	213,595,680.64	1,746,068.77	1,349,085.06	396,983.71	2.23%
35	208,099,439.35	1,700,929.72	1,291,024.32	409,905.41	2.36%
36	202,744,246.61	1,656,954.06	1,300,478.83	356,475.23	2.11%
37	197,526,487.01	1,731,867.50	1,294,454.67	437,412.83	2.66%
38	192,449,187.45	1,712,536.15	1,232,088.77	480,447.39	3.00%
39	187,504,227.93	1,668,286.48	1,236,339.90	431,946.58	2.76%
40	182,686,004.88	1,625,176.84	1,176,126.87	449,049.97	2.95%
41	177,991,273.35	1,583,177.92	1,197,172.19	386,005.73	2.60%
42	173,416,871.44	1,542,261.14	1,165,292.06	376,969.07	2.61%
43	168,959,718.23	1,602,272.74	1,034,564.07	567,708.67	4.03%
44	164,621,614.56	1,573,667.57	1,126,957.86	446,709.71	3.26%
45	160,395,510.56	1,533,014.48	1,062,724.59	470,289.89	3.52%
46	156,277,623.73	1,493,408.60	1,078,905.55	414,503.05	3.18%
47	152,265,185.43	1,454,822.99	1,027,028.07	427,794.93	3.37%
48	148,355,497.87	1,417,231.41	1,034,134.25	383,097.16	3.10%
49	144,545,932.26	1,381,287.00	1,024,718.76	356,568.24	2.96%

50	140,833,978.80	1,351,846.98	984,869.80	366,977.18	3.13%
51	137,217,567.37	1,316,910.75	992,654.96	324,255.79	2.84%
52	133,693,764.17	1,282,874.62	936,987.15	345,887.47	3.10%
53	130,260,200.09	1,249,715.42	944,398.52	305,316.89	2.81%
54	126,914,566.64	1,217,410.58	921,141.55	296,269.03	2.80%
55	123,654,614.40	1,186,115.63	840,485.89	345,629.74	3.35%
56	120,478,165.98	1,156,586.32	876,328.32	280,258.00	2.79%
57	117,383,137.50	1,126,681.49	827,162.21	299,519.28	3.06%
58	114,367,377.60	1,097,547.30	833,665.00	263,882.31	2.77%
59	111,428,858.43	1,069,163.92	786,890.87	282,273.05	3.04%
60	108,565,604.04	1,041,512.02	793,071.83	248,440.18	2.75%
61	105,775,689.03	1,014,573.14	773,554.45	241,018.69	2.73%
62	103,032,755.22	988,118.20	730,040.87	258,077.33	3.01%
63	100,360,464.03	962,345.94	735,660.28	226,685.66	2.71%
64	97,757,002.17	937,241.26	694,254.27	242,986.99	2.98%
65	95,220,603.08	912,786.91	699,574.74	213,212.17	2.69%
66	92,749,545.47	888,966.12	682,184.25	206,781.87	2.68%
67	90,342,152.16	865,762.54	600,838.89	264,923.65	3.52%
68	87,996,788.93	843,160.23	648,656.27	194,503.96	2.65%
69	85,711,863.47	821,143.68	612,095.96	209,047.71	2.93%
70	83,485,824.26	799,697.75	616,733.71	182,964.04	2.63%
71	81,317,159.55	778,807.73	581,952.27	196,855.46	2.91%
72	79,204,396.32	758,459.26	586,342.33	172,116.93	2.61%
73	77,146,099.31	738,638.36	571,697.87	166,940.49	2.60%
74	75,140,870.04	719,331.40	539,428.98	179,902.43	2.87%
75	73,187,345.88	700,525.12	543,469.49	157,055.63	2.58%
76	71,284,199.12	682,206.59	512,775.77	169,430.83	2.85%
77	69,430,136.07	664,363.21	516,598.87	147,764.34	2.55%
78	67,623,896.19	646,982.71	503,653.34	143,329.38	2.54%
79	65,864,251.29	630,053.14	443,504.56	186,548.59	3.40%
80	64,150,004.61	613,562.85	478,701.16	134,861.69	2.52%
81	62,479,990.10	597,500.49	451,626.05	145,874.44	2.80%
82	60,853,071.57	581,855.01	454,953.02	126,901.99	2.50%
83	59,268,141.98	566,615.64	429,206.09	137,409.56	2.78%
84	57,724,122.64	551,771.89	432,353.67	119,418.21	2.48%
85	56,219,962.54	537,313.53	421,518.30	115,795.23	2.47%
86	54,754,637.59	523,230.62	397,762.99	125,467.63	2.75%
87	53,327,149.96	509,513.44	400,777.72	108,735.72	2.45%
88	51,936,527.40	496,152.54	378,174.11	117,978.43	2.73%
89	50,581,822.57	483,138.73	381,022.23	102,116.50	2.42%
90	49,262,112.43	470,463.02	395,758.30	74,704.73	1.82%
91	47,976,497.61	458,116.69	348,493.37	109,623.32	2.74%
92	46,724,101.79	446,091.21	376,146.55	69,944.65	1.80%
93	45,504,071.11	434,378.29	354,866.83	79,511.46	2.10%
94	44,315,573.60	422,969.85	356,759.75	66,210.09	1.79%
95	43,157,798.65	411,858.01	335,841.03	76,016.99	2.11%
96	42,029,956.39	401,035.12	337,547.23	63,487.90	1.81%
97	40,931,277.24	390,493.70	328,290.10	62,203.60	1.82%
98	39,861,011.33	380,226.47	308,959.89	71,266.58	2.15%
99	38,818,428.03	370,226.33	310,446.97	59,779.36	1.85%
100	37,802,815.45	360,486.38	292,113.38	68,373.01	2.17%
101	36,813,479.93	350,999.90	293,463.74	57,536.16	1.88%
102	35,849,745.63	341,760.31	285,282.36	56,477.95	1.89%

103	34,910,954.03	332,761.24	259,410.27	73,350.97	2.52%
104	33,996,463.48	323,996.46	269,514.44	54,482.03	1.92%
105	33,105,648.81	315,459.92	253,470.37	61,989.55	2.25%
106	32,237,900.89	307,145.70	254,510.43	52,635.27	1.96%
107	31,392,626.18	299,048.04	239,306.29	59,741.75	2.28%
108	30,569,246.38	291,161.36	240,233.55	50,927.81	2.00%
109	29,767,198.05	283,480.18	233,357.12	50,123.06	2.02%
110	28,985,932.17	275,999.18	219,338.93	56,660.25	2.35%
111	28,224,913.80	268,713.18	220,108.38	48,604.80	2.07%
112	27,483,621.75	261,617.14	206,833.44	54,783.71	2.39%
113	26,761,548.19	254,706.14	207,504.68	47,201.46	2.12%
114	26,058,198.30	247,975.37	201,435.23	46,540.14	2.14%
115	25,373,089.98	241,420.18	176,594.98	64,825.20	3.07%
116	24,705,753.48	235,036.02	189,743.01	45,293.01	2.20%
117	24,055,731.13	228,818.46	178,173.83	50,644.63	2.53%
118	23,422,576.97	222,763.18	178,622.31	44,140.86	2.26%
119	22,805,856.50	216,865.97	167,678.63	49,187.34	2.59%
120	22,205,146.37	211,122.75	168,047.87	43,074.87	2.33%
121	21,620,034.10	205,529.51	163,013.68	42,515.83	2.36%
122	21,050,117.78	200,082.38	153,057.08	47,025.30	2.68%
123	20,495,005.83	194,777.56	153,413.04	41,364.52	2.42%
124	19,954,316.72	189,611.37	143,974.45	45,636.92	2.74%
125	19,427,678.68	184,580.21	144,238.73	40,341.49	2.49%
126	18,914,729.54	179,680.59	139,862.39	39,818.20	2.53%
127	18,415,116.38	174,909.08	122,494.75	52,414.33	3.42%
128	17,928,495.36	170,262.37	131,472.75	38,789.62	2.60%
129	17,454,531.46	165,737.22	123,310.80	42,426.43	2.92%
130	16,992,898.27	161,330.48	123,462.77	37,867.71	2.67%
131	16,543,277.76	157,039.08	115,737.80	41,301.28	3.00%
132	16,105,360.04	152,860.02	115,818.31	37,041.71	2.76%
133	15,678,843.22	148,790.38	112,128.93	36,661.45	2.81%
134	15,263,433.13	144,827.33	105,024.97	39,802.36	3.13%
135	14,858,843.17	140,968.11	105,026.21	35,941.90	2.90%
136	14,464,794.10	137,210.00	98,338.01	38,871.99	3.22%
137	14,081,013.83	133,550.40	98,286.50	35,263.90	3.01%
138	13,707,237.29	129,986.74	95,036.18	34,950.56	3.06%
139	13,343,206.21	126,516.53	82,973.44	43,543.09	3.92%
140	12,988,668.94	123,137.34	88,766.88	34,370.46	3.18%
141	12,643,380.30	119,846.81	82,978.91	36,867.90	3.50%
142	12,307,101.43	116,642.64	82,796.04	33,846.60	3.30%
143	11,979,599.58	113,522.58	77,340.79	36,181.78	3.62%
144	11,660,647.99	110,484.44	77,113.37	33,371.07	3.43%
145	11,350,025.73	107,526.10	74,420.10	33,105.99	3.50%
146	11,047,517.55	104,645.48	69,520.39	35,125.08	3.82%
147	10,752,913.73	101,840.56	69,316.51	32,524.05	3.63%
148	10,466,009.94	99,109.37	64,698.28	34,411.09	3.95%
149	10,186,607.09	96,449.99	64,451.77	31,998.23	3.77%
150	9,914,511.22	93,860.57	62,106.03	31,754.54	3.84%
151	9,649,533.36	91,339.27	55,957.32	35,381.95	4.40%
152	9,391,489.39	88,884.32	57,581.88	31,302.44	4.00%
153	9,140,199.93	86,494.00	53,654.26	32,839.74	4.31%
154	8,895,490.21	84,166.62	53,400.21	30,766.42	4.15%
155	8,657,189.95	81,900.55	49,748.91	32,151.64	4.46%

156	8,425,133.26	79,694.19	49,462.68	30,231.52	4.31%
157	8,199,158.50	77,545.99	47,565.62	29,980.37	4.39%
158	7,979,108.21	75,454.43	44,240.44	31,213.99	4.69%
159	7,764,828.96	73,418.03	43,910.11	29,507.92	4.56%
160	7,556,171.27	71,435.36	40,790.08	30,645.28	4.87%
161	7,352,989.53	69,505.01	40,433.02	29,072.00	4.74%
162	7,155,141.84	67,625.63	38,759.14	28,866.50	4.84%
163	6,962,489.97	65,795.89	33,534.15	32,261.74	5.56%
164	6,774,899.26	64,014.48	35,536.08	28,478.40	5.04%
165	6,592,238.50	62,280.16	32,888.87	29,391.29	5.35%
166	6,414,379.85	60,591.69	32,473.57	28,118.12	5.26%
167	6,241,198.78	58,947.87	30,001.91	28,945.96	5.57%
168	6,072,573.95	57,347.55	29,595.94	27,751.60	5.48%
169	5,908,387.17	55,789.58	28,225.95	27,563.63	5.60%
170	5,748,523.25	54,272.86	26,023.82	28,249.04	5.90%
171	5,592,870.01	52,796.31	25,591.15	27,205.16	5.84%
172	5,441,318.14	51,358.88	23,540.15	27,818.73	6.13%
173	5,293,761.13	49,959.56	23,091.58	26,867.98	6.09%
174	5,150,095.25	48,597.35	21,890.73	26,706.62	6.22%
175	5,010,219.41	47,271.27	18,716.21	28,555.06	6.84%
176	4,874,035.15	45,980.38	19,583.34	26,397.04	6.50%
177	4,741,446.52	44,723.77	17,879.48	26,844.29	6.79%
178	4,612,360.07	43,500.53	17,397.23	26,103.30	6.79%
179	4,486,684.74	42,309.80	15,820.67	26,489.12	7.08%
180	4,363,281.40	41,142.71	15,318.97	25,823.74	7.10%
181	4,105,809.67	38,889.75	13,200.53	25,689.22	7.51%
182	3,993,558.40	37,821.17	11,883.10	25,938.07	7.79%
183	3,884,284.43	36,781.09	11,382.15	25,398.94	7.85%
184	3,777,910.08	35,768.77	10,169.75	25,599.01	8.13%
185	3,674,359.68	34,783.47	9,658.42	25,125.04	8.21%
186	3,573,559.50	33,824.48	8,830.62	24,993.86	8.39%
187	3,475,437.73	32,891.12	7,248.20	25,642.92	8.85%
188	3,379,924.43	31,982.71	7,240.42	24,742.28	8.78%
189	3,286,951.44	31,098.59	6,268.04	24,830.56	9.07%
190	3,196,452.39	30,238.13	5,733.94	24,504.19	9.20%
191	3,108,362.61	29,400.71	4,849.19	24,551.52	9.48%
192	3,022,619.12	28,585.71	4,307.16	24,278.55	9.64%
193	2,939,160.56	27,792.55	3,622.45	24,170.10	9.87%
194	2,857,927.15	27,020.66	2,860.90	24,159.76	10.14%
195	2,778,860.68	26,269.47	2,308.12	23,961.35	10.35%
196	2,701,904.43	25,538.44	1,623.47	23,914.97	10.62%
197	2,627,003.16	24,827.04	1,056.15	23,770.89	10.86%
198	2,554,103.06	24,134.75	449.76	23,684.99	11.13%

Pricing Assumptions:	
1mL	1.12
6mL	1.21

Bond	Rating	Size	WAL	Mod. Duration
2-A1	AAA	67,541,000	1.40	1.39
2-A2	AAA	18,513,000	7.13	6.72
M1	AA	32,500,000	5.45	5.13
M2	A	26,250,000	5.35	4.87
M4	BBB+	7,500,000	5.20	4.51

Period	1mL FWD	6mL FWD	1mL FWD + 200	6mL FWD + 200	1mL FWD + 400	6mL FWD + 400
1	1.12	1.21	3.12	3.21	5.12	5.21
2	1.15887	1.26027	3.15887	3.26027	5.15887	5.26027
3	1.15887	1.3296	3.15887	3.3296	5.15887	5.3296
4	1.22579	1.39896	3.22579	3.39896	5.22579	5.39896
5	1.27362	1.50132	3.27362	3.50132	5.27362	5.50132
6	1.27362	1.62896	3.27362	3.62896	5.27362	5.62896
7	1.45108	1.75669	3.45108	3.75669	5.45108	5.75669
8	1.57267	1.90295	3.57267	3.90295	5.57267	5.90295
9	1.57267	2.0637	3.57267	4.0637	5.57267	6.0637
10	1.83633	2.22458	3.83633	4.22458	5.83633	6.22458
11	2.03458	2.39284	4.03458	4.39284	6.03458	6.39284
12	2.03458	2.55896	4.03458	4.55896	6.03458	6.55896
13	2.32206	2.72522	4.32206	4.72522	6.32206	6.72522
14	2.52933	2.89122	4.52933	4.89122	6.52933	6.89122
15	2.52933	3.0501	4.52933	5.0501	6.52933	7.0501
16	2.83634	3.20911	4.83634	5.20911	6.83634	7.20911
17	3.02118	3.35699	5.02118	5.35699	7.02118	7.35699
18	3.02118	3.49951	5.02118	5.49951	7.02118	7.49951
19	3.30658	3.64214	5.30658	5.64214	7.30658	7.64214
20	3.47101	3.75976	5.47101	5.75976	7.47101	7.75976
21	3.47101	3.88104	5.47101	5.88104	7.47101	7.88104
22	3.71167	4.00239	5.71167	6.00239	7.71167	8.00239
23	3.86433	4.10345	5.86433	6.10345	7.86433	8.10345
24	3.86433	4.20517	5.86433	6.20517	7.86433	8.20517
25	4.00162	4.30696	6.00162	6.30696	8.00162	8.30696
26	4.18733	4.406	6.18733	6.406	8.18733	8.406
27	4.18733	4.49593	6.18733	6.49593	8.18733	8.49593
28	4.30792	4.5859	6.30792	6.5859	8.30792	8.5859
29	4.46437	4.67149	6.46437	6.67149	8.46437	8.67149
30	4.46437	4.74971	6.46437	6.74971	8.46437	8.74971
31	4.58529	4.82796	6.58529	6.82796	8.58529	8.82796
32	4.71713	4.90091	6.71713	6.90091	8.71713	8.90091
33	4.71713	4.9714	6.71713	6.9714	8.71713	8.9714
34	4.81174	5.04191	6.81174	7.04191	8.81174	9.04191
35	4.92469	5.1115	6.92469	7.1115	8.92469	9.1115
36	4.92469	5.17855	6.92469	7.17855	8.92469	9.17855
37	5.01431	5.24563	7.01431	7.24563	9.01431	9.24563
38	5.13156	5.31051	7.13156	7.31051	9.13156	9.31051
39	5.13156	5.36922	7.13156	7.36922	9.13156	9.36922
40	5.22065	5.42794	7.22065	7.42794	9.22065	9.42794
41	5.31859	5.48332	7.31859	7.48332	9.31859	9.48332
42	5.31859	5.53568	7.31859	7.53568	9.31859	9.53568
43	5.39526	5.58806	7.39526	7.58806	9.39526	9.58806
44	5.47614	5.65205	7.47614	7.65205	9.47614	9.65205
45	5.47614	5.73085	7.47614	7.73085	9.47614	9.73085
46	5.54556	5.81135	7.54556	7.81135	9.54556	9.81135
47	5.62575	5.88167	7.62575	7.88167	9.62575	9.88167
48	5.62575	5.94001	7.62575	7.94001	9.62575	9.94001
49	5.77043	6.00002	7.77043	8.00002	9.77043	10.00002
50	5.93805	6.03696	7.93805	8.03696	9.93805	10.03696
51	5.9478	6.04693	7.9478	8.04693	9.9478	10.04693
52	5.95751	6.05688	7.95751	8.05688	9.95751	10.05688
53	5.96736	6.0668	7.96736	8.0668	9.96736	10.0668
54	5.97703	6.07669	7.97703	8.07669	9.97703	10.07669
55	5.98666	6.08657	7.98666	8.08657	9.98666	10.08657
56	5.99642	6.0965	7.99642	8.0965	9.99642	10.0965
57	6.00603	6.10657	8.00603	8.10657	10.00603	10.10657
58	6.01559	6.11677	8.01559	8.11677	10.01559	10.11677
59	6.02524	6.1271	8.02524	8.1271	10.02524	10.1271
60	6.0348	6.13753	8.0348	8.13753	10.0348	10.13753
61	6.04482	6.14805	8.04482	8.14805	10.04482	10.14805
62	6.05532	6.15858	8.05532	8.15858	10.05532	10.15858

63	6.06573	6.169	8.06573	8.169	10.06573	10.169
64	6.07603	6.17933	8.07603	8.17933	10.07603	10.17933
65	6.08625	6.18956	8.08625	8.18956	10.08625	10.18956
66	6.09637	6.19969	8.09637	8.19969	10.09637	10.19969
67	6.10639	6.20973	8.10639	8.20973	10.10639	10.20973
68	6.11632	6.21966	8.11632	8.21966	10.11632	10.21966
69	6.12615	6.2295	8.12615	8.2295	10.12615	10.2295
70	6.13588	6.23924	8.13588	8.23924	10.13588	10.23924
71	6.14551	6.24887	8.14551	8.24887	10.14551	10.24887
72	6.15506	6.25842	8.15506	8.25842	10.15506	10.25842
73	6.1645	6.26786	8.1645	8.26786	10.1645	10.26786
74	6.17385	6.2772	8.17385	8.2772	10.17385	10.2772
75	6.1831	6.28645	8.1831	8.28645	10.1831	10.28645
76	6.19225	6.29559	8.19225	8.29559	10.19225	10.29559
77	6.20131	6.30464	8.20131	8.30464	10.20131	10.30464
78	6.21028	6.31359	8.21028	8.31359	10.21028	10.31359
79	6.21914	6.32244	8.21914	8.32244	10.21914	10.32244
80	6.22791	6.33139	8.22791	8.33139	10.22791	10.33139
81	6.23658	6.34072	8.23658	8.34072	10.23658	10.34072
82	6.24515	6.35042	8.24515	8.35042	10.24515	10.35042
83	6.25363	6.36049	8.25363	8.36049	10.25363	10.36049
84	6.26203	6.37091	8.26203	8.37091	10.26203	10.37091
85	6.27144	6.38169	8.27144	8.38169	10.27144	10.38169
86	6.28243	6.39262	8.28243	8.39262	10.28243	10.39262
87	6.29329	6.4034	8.29329	8.4034	10.29329	10.4034
88	6.30401	6.41403	8.30401	8.41403	10.30401	10.41403
89	6.31458	6.42452	8.31458	8.42452	10.31458	10.42452
90	6.32502	6.43487	8.32502	8.43487	10.32502	10.43487
91	6.3353	6.44506	8.3353	8.44506	10.3353	10.44506
92	6.34545	6.45511	8.34545	8.45511	10.34545	10.45511
93	6.35545	6.46501	8.35545	8.46501	10.35545	10.46501
94	6.3653	6.47477	8.3653	8.47477	10.3653	10.47477
95	6.37503	6.48438	8.37503	8.48438	10.37503	10.48438
96	6.38459	6.49384	8.38459	8.49384	10.38459	10.49384
97	6.39402	6.50315	8.39402	8.50315	10.39402	10.50315
98	6.40331	6.51232	8.40331	8.51232	10.40331	10.51232
99	6.41245	6.52134	8.41245	8.52134	10.41245	10.52134
100	6.42145	6.53021	8.42145	8.53021	10.42145	10.53021
101	6.4303	6.53894	8.4303	8.53894	10.4303	10.53894
102	6.43902	6.54752	8.43902	8.54752	10.43902	10.54752
103	6.44758	6.55595	8.44758	8.55595	10.44758	10.55595
104	6.456	6.56424	8.456	8.56424	10.456	10.56424
105	6.46429	6.57238	8.46429	8.57238	10.46429	10.57238
106	6.47243	6.58037	8.47243	8.58037	10.47243	10.58037
107	6.48042	6.58822	8.48042	8.58822	10.48042	10.58822
108	6.48827	6.59591	8.48827	8.59591	10.48827	10.59591
109	6.49597	6.60346	8.49597	8.60346	10.49597	10.60346
110	6.50354	6.61087	8.50354	8.61087	10.50354	10.61087
111	6.51096	6.61812	8.51096	8.61812	10.51096	10.61812
112	6.51824	6.62523	8.51824	8.62523	10.51824	10.62523
113	6.52537	6.63219	8.52537	8.63219	10.52537	10.63219
114	6.53236	6.63901	8.53236	8.63901	10.53236	10.63901
115	6.53921	6.64569	8.53921	8.64569	10.53921	10.64569
116	6.54592	6.65282	8.54592	8.65282	10.54592	10.65282
117	6.55248	6.66101	8.55248	8.66101	10.55248	10.66101
118	6.55889	6.67016	8.55889	8.67016	10.55889	10.67016
119	6.56516	6.68018	8.56516	8.68018	10.56516	10.68018
120	6.57137	6.69098	8.57137	8.69098	10.57137	10.69098
121	6.58085	6.70245	8.58085	8.70245	10.58085	10.70245
122	6.59371	6.71392	8.59371	8.71392	10.59371	10.71392
123	6.6059	6.72468	8.6059	8.72468	10.6059	10.72468
124	6.6174	6.73474	8.6174	8.73474	10.6174	10.73474
125	6.62821	6.7441	8.62821	8.7441	10.62821	10.7441
126	6.63834	6.75275	8.63834	8.75275	10.63834	10.75275

127	6.64778	6.76069	8.64778	8.76069	10.64778	10.76069
128	6.65654	6.76793	8.65654	8.76793	10.65654	10.76793
129	6.66461	6.77447	8.66461	8.77447	10.66461	10.77447
130	6.672	6.7803	8.672	8.7803	10.672	10.7803
131	6.6787	6.78543	8.6787	8.78543	10.6787	10.78543
132	6.68471	6.78985	8.68471	8.78985	10.68471	10.78985
133	6.69004	6.79357	8.69004	8.79357	10.69004	10.79357
134	6.69468	6.79658	8.69468	8.79658	10.69468	10.79658
135	6.69865	6.79889	8.69865	8.79889	10.69865	10.79889
136	6.70192	6.80049	8.70192	8.80049	10.70192	10.80049
137	6.70451	6.80139	8.70451	8.80139	10.70451	10.80139
138	6.70641	6.80158	8.70641	8.80158	10.70641	10.80158
139	6.70762	6.8011	8.70762	8.8011	10.70762	10.8011
140	6.70815	6.80092	8.70815	8.80092	10.70815	10.80092
141	6.70799	6.80214	8.70799	8.80214	10.70799	10.80214
142	6.70715	6.80477	8.70715	8.80477	10.70715	10.80477
143	6.70562	6.80885	8.70562	8.80885	10.70562	10.80885
144	6.7036	6.8144	8.7036	8.8144	10.7036	10.8144
145	6.7066	6.82141	8.7066	8.82141	10.7066	10.82141
146	6.71524	6.82893	8.71524	8.82893	10.71524	10.82893
147	6.72337	6.8359	8.72337	8.8359	10.72337	10.8359
148	6.73095	6.84231	8.73095	8.84231	10.73095	10.84231
149	6.73799	6.84817	8.73799	8.84817	10.73799	10.84817
150	6.7445	6.85348	8.7445	8.85348	10.7445	10.85348
151	6.75047	6.85824	8.75047	8.85824	10.75047	10.85824
152	6.7559	6.86244	8.7559	8.86244	10.7559	10.86244
153	6.76079	6.86609	8.76079	8.86609	10.76079	10.86609
154	6.76514	6.86918	8.76514	8.86918	10.76514	10.86918
155	6.76896	6.87173	8.76896	8.87173	10.76896	10.87173
156	6.77224	6.87371	8.77224	8.87371	10.77224	10.87371
157	6.77498	6.87515	8.77498	8.87515	10.77498	10.87515
158	6.77719	6.87604	8.77719	8.87604	10.77719	10.87604
159	6.77885	6.87636	8.77885	8.87636	10.77885	10.87636
160	6.77998	6.87614	8.77998	8.87614	10.77998	10.87614
161	6.78056	6.87536	8.78056	8.87536	10.78056	10.87536
162	6.78062	6.87403	8.78062	8.87403	10.78062	10.87403
163	6.78013	6.87215	8.78013	8.87215	10.78013	10.87215
164	6.77911	6.86971	8.77911	8.86971	10.77911	10.86971
165	6.77754	6.86672	8.77754	8.86672	10.77754	10.86672
166	6.77544	6.86318	8.77544	8.86318	10.77544	10.86318
167	6.7728	6.85908	8.7728	8.85908	10.7728	10.85908
168	6.76963	6.85443	8.76963	8.85443	10.76963	10.85443
169	6.76591	6.84922	8.76591	8.84922	10.76591	10.84922
170	6.76166	6.84347	8.76166	8.84347	10.76166	10.84347
171	6.75687	6.83716	8.75687	8.83716	10.75687	10.83716
172	6.75154	6.8303	8.75154	8.8303	10.75154	10.8303
173	6.74567	6.82288	8.74567	8.82288	10.74567	10.82288
174	6.73927	6.81491	8.73927	8.81491	10.73927	10.81491
175	6.73232	6.80643	8.73232	8.80643	10.73232	10.80643
176	6.72485	6.79822	8.72485	8.79822	10.72485	10.79822
177	6.71683	6.79126	8.71683	8.79126	10.71683	10.79126
178	6.70827	6.78559	8.70827	8.78559	10.70827	10.78559
179	6.69918	6.78129	8.69918	8.78129	10.69918	10.78129
180	6.68977	6.7784	8.68977	8.7784	10.68977	10.7784
181	6.68445	6.77695	8.68445	8.77695	10.68445	10.77695
182	6.6842	6.7762	8.6842	8.7762	10.6842	10.7762
183	6.68377	6.77526	8.68377	8.77526	10.68377	10.77526
184	6.68315	6.77411	8.68315	8.77411	10.68315	10.77411
185	6.68233	6.77276	8.68233	8.77276	10.68233	10.77276
186	6.68131	6.77121	8.68131	8.77121	10.68131	10.77121
187	6.68009	6.76946	8.68009	8.76946	10.68009	10.76946
188	6.67869	6.76751	8.67869	8.76751	10.67869	10.76751
189	6.67708	6.76535	8.67708	8.76535	10.67708	10.76535
190	6.67528	6.76299	8.67528	8.76299	10.67528	10.76299

191	6.67328	6.76043	8.67328	8.76043	10.67328	10.76043
192	6.67109	6.75767	8.67109	8.75767	10.67109	10.75767
193	6.66869	6.75471	8.66869	8.75471	10.66869	10.75471
194	6.66611	6.75155	8.66611	8.75155	10.66611	10.75155
195	6.66333	6.74818	8.66333	8.74818	10.66333	10.74818
196	6.66034	6.74461	8.66034	8.74461	10.66034	10.74461
197	6.65717	6.74084	8.65717	8.74084	10.65717	10.74084
198	6.65379	6.73687	8.65379	8.73687	10.65379	10.73687
199	6.65022	6.7327	8.65022	8.7327	10.65022	10.7327
200	6.64646	6.72832	8.64646	8.72832	10.64646	10.72832
201	6.6425	6.72374	8.6425	8.72374	10.6425	10.72374
202	6.63834	6.71897	8.63834	8.71897	10.63834	10.71897
203	6.63399	6.71398	8.63399	8.71398	10.63399	10.71398
204	6.62944	6.7088	8.62944	8.7088	10.62944	10.7088
205	6.62469	6.70342	8.62469	8.70342	10.62469	10.70342
206	6.61975	6.69783	8.61975	8.69783	10.61975	10.69783
207	6.6146	6.69204	8.6146	8.69204	10.6146	10.69204
208	6.60926	6.68605	8.60926	8.68605	10.60926	10.68605
209	6.60373	6.67986	8.60373	8.67986	10.60373	10.67986
210	6.59801	6.67347	8.59801	8.67347	10.59801	10.67347
211	6.59208	6.66688	8.59208	8.66688	10.59208	10.66688
212	6.58596	6.66008	8.58596	8.66008	10.58596	10.66008
213	6.57964	6.65309	8.57964	8.65309	10.57964	10.65309
214	6.57312	6.64589	8.57312	8.64589	10.57312	10.64589
215	6.56642	6.63849	8.56642	8.63849	10.56642	10.63849
216	6.55951	6.63089	8.55951	8.63089	10.55951	10.63089
217	6.55241	6.62308	8.55241	8.62308	10.55241	10.62308
218	6.54511	6.61508	8.54511	8.61508	10.54511	10.61508
219	6.53761	6.60687	8.53761	8.60687	10.53761	10.60687
220	6.52992	6.59847	8.52992	8.59847	10.52992	10.59847
221	6.52203	6.58986	8.52203	8.58986	10.52203	10.58986
222	6.51395	6.58105	8.51395	8.58105	10.51395	10.58105
223	6.50567	6.57204	8.50567	8.57204	10.50567	10.57204
224	6.4972	6.56283	8.4972	8.56283	10.4972	10.56283
225	6.48852	6.55342	8.48852	8.55342	10.48852	10.55342
226	6.47965	6.5438	8.47965	8.5438	10.47965	10.5438
227	6.47059	6.53399	8.47059	8.53399	10.47059	10.53399
228	6.46133	6.52397	8.46133	8.52397	10.46133	10.52397
229	6.45187	6.51375	8.45187	8.51375	10.45187	10.51375
230	6.44221	6.50333	8.44221	8.50333	10.44221	10.50333
231	6.43236	6.49271	8.43236	8.49271	10.43236	10.49271
232	6.42232	6.48189	8.42232	8.48189	10.42232	10.48189
233	6.41207	6.47087	8.41207	8.47087	10.41207	10.47087
234	6.40163	6.45965	8.40163	8.45965	10.40163	10.45965
235	6.391	6.44821	8.391	8.44821	10.391	10.44821
236	6.38017	6.43648	8.38017	8.43648	10.38017	10.43648
237	6.36914	6.42433	8.36914	8.42433	10.36914	10.42433
238	6.35792	6.41183	8.35792	8.41183	10.35792	10.41183
239	6.3465	6.39903	8.3465	8.39903	10.3465	10.39903
240	6.33483	6.38598	8.33483	8.38598	10.33483	10.38598
241	6.32241	6.37274	8.32241	8.37274	10.32241	10.37274
242	6.3092	6.35946	8.3092	8.35946	10.3092	10.35946
243	6.29608	6.34629	8.29608	8.34629	10.29608	10.34629
244	6.28309	6.33325	8.28309	8.33325	10.28309	10.33325
245	6.27021	6.32032	8.27021	8.32032	10.27021	10.32032
246	6.25744	6.30751	8.25744	8.30751	10.25744	10.30751
247	6.24479	6.29482	8.24479	8.29482	10.24479	10.29482
248	6.23225	6.28224	8.23225	8.28224	10.23225	10.28224
249	6.21982	6.26978	8.21982	8.26978	10.21982	10.26978
250	6.20751	6.25744	8.20751	8.25744	10.20751	10.25744
251	6.19531	6.24522	8.19531	8.24522	10.19531	10.24522
252	6.18323	6.23311	8.18323	8.23311	10.18323	10.23311
253	6.17125	6.22112	8.17125	8.22112	10.17125	10.22112
254	6.1594	6.20925	8.1594	8.20925	10.1594	10.20925

255	6.14765	6.19749	8.14765	8.19749	10.14765	10.19749
256	6.13603	6.18585	8.13603	8.18585	10.13603	10.18585
257	6.12451	6.17433	8.12451	8.17433	10.12451	10.17433
258	6.1131	6.16293	8.1131	8.16293	10.1131	10.16293
259	6.10181	6.15164	8.10181	8.15164	10.10181	10.15164
260	6.09063	6.14047	8.09063	8.14047	10.09063	10.14047
261	6.07957	6.12942	8.07957	8.12942	10.07957	10.12942
262	6.06863	6.11849	8.06863	8.11849	10.06863	10.11849
263	6.0578	6.10767	8.0578	8.10767	10.0578	10.10767
264	6.04708	6.09697	8.04708	8.09697	10.04708	10.09697
265	6.03646	6.08638	8.03646	8.08638	10.03646	10.08638
266	6.02598	6.07591	8.02598	8.07591	10.02598	10.07591
267	6.01559	6.06556	8.01559	8.06556	10.01559	10.06556
268	6.00532	6.05533	8.00532	8.05533	10.00532	10.05533
269	5.99518	6.04521	7.99518	8.04521	9.99518	10.04521
270	5.98514	6.03522	7.98514	8.03522	9.98514	10.03522
271	5.97521	6.02533	7.97521	8.02533	9.97521	10.02533
272	5.9654	6.01557	7.9654	8.01557	9.9654	10.01557
273	5.95571	6.00592	7.95571	8.00592	9.95571	10.00592
274	5.94612	5.99639	7.94612	7.99639	9.94612	9.99639
275	5.93665	5.98697	7.93665	7.98697	9.93665	9.98697
276	5.92729	5.97767	7.92729	7.97767	9.92729	9.97767
277	5.91805	5.96849	7.91805	7.96849	9.91805	9.96849
278	5.90892	5.95943	7.90892	7.95943	9.90892	9.95943
279	5.8999	5.95048	7.8999	7.95048	9.8999	9.95048
280	5.891	5.94165	7.891	7.94165	9.891	9.94165
281	5.88221	5.93294	7.88221	7.93294	9.88221	9.93294
282	5.87354	5.92434	7.87354	7.92434	9.87354	9.92434
283	5.86497	5.91586	7.86497	7.91586	9.86497	9.91586
284	5.85653	5.90749	7.85653	7.90749	9.85653	9.90749
285	5.8482	5.89925	7.8482	7.89925	9.8482	9.89925
286	5.83997	5.89111	7.83997	7.89111	9.83997	9.89111
287	5.83187	5.8831	7.83187	7.8831	9.83187	9.8831
288	5.82387	5.8752	7.82387	7.8752	9.82387	9.8752
289	5.816	5.86742	7.816	7.86742	9.816	9.86742
290	5.80823	5.85976	7.80823	7.85976	9.80823	9.85976
291	5.80057	5.85221	7.80057	7.85221	9.80057	9.85221
292	5.79303	5.84478	7.79303	7.84478	9.79303	9.84478
293	5.78561	5.83746	7.78561	7.83746	9.78561	9.83746
294	5.7783	5.83027	7.7783	7.83027	9.7783	9.83027
295	5.7711	5.82318	7.7711	7.82318	9.7711	9.82318
296	5.76402	5.81622	7.76402	7.81622	9.76402	9.81622
297	5.75705	5.80937	7.75705	7.80937	9.75705	9.80937
298	5.75019	5.80264	7.75019	7.80264	9.75019	9.80264

299	5.74345	5.79602	7.74345	7.79602	9.74345	9.79602
300	5.73681	5.78953	7.73681	7.78953	9.73681	9.78953
301	5.73031	5.78314	7.73031	7.78314	9.73031	9.78314
302	5.7239	5.77688	7.7239	7.77688	9.7239	9.77688
303	5.71761	5.77073	7.71761	7.77073	9.71761	9.77073
304	5.71144	5.7647	7.71144	7.7647	9.71144	9.7647
305	5.70537	5.75878	7.70537	7.75878	9.70537	9.75878
306	5.69942	5.75298	7.69942	7.75298	9.69942	9.75298
307	5.69359	5.7473	7.69359	7.7473	9.69359	9.7473
308	5.68787	5.74173	7.68787	7.74173	9.68787	9.74173
309	5.68226	5.73628	7.68226	7.73628	9.68226	9.73628
310	5.67677	5.73094	7.67677	7.73094	9.67677	9.73094
311	5.67138	5.72573	7.67138	7.72573	9.67138	9.72573
312	5.66612	5.72062	7.66612	7.72062	9.66612	9.72062
313	5.66096	5.71564	7.66096	7.71564	9.66096	9.71564
314	5.65592	5.71077	7.65592	7.71077	9.65592	9.71077
315	5.651	5.70602	7.651	7.70602	9.651	9.70602
316	5.64619	5.70138	7.64619	7.70138	9.64619	9.70138
317	5.64148	5.69686	7.64148	7.69686	9.64148	9.69686
318	5.6369	5.69246	7.6369	7.69246	9.6369	9.69246
319	5.63243	5.68817	7.63243	7.68817	9.63243	9.68817
320	5.62808	5.684	7.62808	7.684	9.62808	9.684
321	5.62383	5.67995	7.62383	7.67995	9.62383	9.67995
322	5.6197	5.67601	7.6197	7.67601	9.6197	9.67601
323	5.61568	5.67219	7.61568	7.67219	9.61568	9.67219
324	5.61178	5.66848	7.61178	7.66848	9.61178	9.66848
325	5.60799	5.66489	7.60799	7.66489	9.60799	9.66489
326	5.6043	5.66142	7.6043	7.66142	9.6043	9.66142
327	5.60074	5.65806	7.60074	7.65806	9.60074	9.65806
328	5.59729	5.65482	7.59729	7.65482	9.59729	9.65482
329	5.59396	5.6517	7.59396	7.6517	9.59396	9.6517
330	5.59073	5.64869	7.59073	7.64869	9.59073	9.64869
331	5.58762	5.6458	7.58762	7.6458	9.58762	9.6458
332	5.58463	5.64302	7.58463	7.64302	9.58463	9.64302
333	5.58174	5.64036	7.58174	7.64036	9.58174	9.64036
334	5.57898	5.63782	7.57898	7.63782	9.57898	9.63782
335	5.57632	5.63539	7.57632	7.63539	9.57632	9.63539
336	5.57379	5.63308	7.57379	7.63308	9.57379	9.63308
337	5.57135	5.63089	7.57135	7.63089	9.57135	9.63089
338	5.56904	5.62881	7.56904	7.62881	9.56904	9.62881
339	5.56684	5.62685	7.56684	7.62685	9.56684	9.62685
340	5.56475	5.625	7.56475	7.625	9.56475	9.625
341	5.56277	5.62327	7.56277	7.62327	9.56277	9.62327
342	5.56092	5.62166	7.56092	7.62166	9.56092	9.62166
343	5.55917	5.62016	7.55917	7.62016	9.55917	9.62016
344	5.55753	5.61878	7.55753	7.61878	9.55753	9.61878
345	5.55602	5.61752	7.55602	7.61752	9.55602	9.61752
346	5.55461	5.61637	7.55461	7.61637	9.55461	9.61637
347	5.55332	5.61534	7.55332	7.61534	9.55332	9.61534
348	5.55214	5.61442	7.55214	7.61442	9.55214	9.61442
349	5.55107	5.61362	7.55107	7.61362	9.55107	9.61362
350	5.55012	5.61294	7.55012	7.61294	9.55012	9.61294
351	5.54928	5.61237	7.54928	7.61237	9.54928	9.61237
352	5.54856	5.61192	7.54856	7.61192	9.54856	9.61192
353	5.54794	5.61158	7.54794	7.61158	9.54794	9.61158
354	5.54745	5.61137	7.54745	7.61137	9.54745	9.61137
355	5.54707	5.61122	7.54707	7.61122	9.54707	9.61122
356	5.5468	5.62027	7.5468	7.62027	9.5468	9.62027
357	5.54664	5.62805	7.54664	7.62805	9.54664	9.62805
358	5.5466	5.63454	7.5466	7.63454	9.5466	9.63454
359	5.54667	5.63971	7.54667	7.63971	9.54667	9.63971
360	5.54658	5.64356	7.54658	7.64356	9.54658	9.64356

mptions:

1.12
1.21

2-A1 (AAA)

At Pricing Speed to Call				
WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
1.40	1.39	0%	NA	NA
At Pricing Speed to Maturity				
WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
1.40	1.39	0%	NA	NA
Slow Pricing Speed to 75% of Expected - to maturity				
WAL	Mod. Duration	Factor at 10 years	Duration at 10 years	Convexity
1.97	1.94	0%	NA	NA

2-A2 (AAA)

At Pricing Speed to Call				
WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
6.12	5.85	0%	NA	NA
At Pricing Speed to Maturity				
WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
7.13	6.72	16%	NA	NA
Slow Pricing Speed to 75% of Expected - to maturity				
WAL	Mod. Duration	Factor at 10 years	Duration at 10 years	Convexity
9.62	8.88	35%	NA	NA

M1 (AA)

At Pricing Speed to Call				
WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
4.95	4.71	0%	NA	NA
At Pricing Speed to Maturity				
WAL	Mod. Duration	Factor at 10 years	Effective Duration	Convexity
5.45	5.13	8%	NA	NA
Slow Pricing Speed to 75% of Expected - to maturity				
WAL	Mod. Duration	Factor at 10 years	Duration at 10 years	Convexity
7.15	6.58	20%	NA	NA

Assumptions:

Runs to Maturity
100% Advancing
Triggers Failing
12 mo Lag
Prepayments exclusive of Defaults

2-A1 (AAA)	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Principal Writedown (if any)	Coll Duration
	Forward Libor +200	15%	100%	11.29%	3.46	41.23%	0	N/A
	Forward Libor +400	15%	100%	9.93%	3.69	37.98%	0	N/A
	Forward Libor +200	35%	100%	23.29%	1.41	37.75%	0	N/A
	Forward Libor +400	35%	100%	22.71%	1.43	37.09%	0	N/A
	Forward Libor +200	45%	100%	30.25%	1.02	37.40%	0	N/A
	Forward Libor +400	45%	100%	29.91%	1.03	37.09%	0	N/A

2-A2 (AAA)	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Principal Writedown (if any)	Coll Duration
	Forward Libor +200	15%	100%	6.42%	10.84	27.93%	0	N/A
	Forward Libor +400	15%	100%	4.75%	11.57	22.09%	0	N/A
	Forward Libor +200	35%	100%	11.50%	4.63	21.97%	0	N/A
	Forward Libor +400	35%	100%	10.48%	4.66	20.34%	0	N/A
	Forward Libor +200	45%	100%	14.68%	3.38	21.01%	0	N/A
	Forward Libor +400	45%	100%	13.92%	3.37	20.08%	0	N/A

M1 (AA)	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Principal Writedown (if any)	Coll Duration
	Forward Libor +200	15%	100%	4.59%	16.09	21.49%	0	N/A
	Forward Libor +400	15%	100%	3.09%	17.22	15.42%	0	N/A
	Forward Libor +200	35%	100%	7.59%	6.95	15.42%	0	N/A
	Forward Libor +400	35%	100%	6.66%	7.10	13.74%	0	N/A
	Forward Libor +200	45%	100%	9.56%	5.09	14.45%	0	N/A
	Forward Libor +400	45%	100%	8.88%	5.15	13.52%	0	N/A

Assumptions:

Runs to Maturity
100% Advancing
Triggers Failing
12 mo Lag
Prepayments exclusive of Defaults
M2 Price is 100%

	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Coll Duration	Yield
M2 (A)	Flat Libor	ACA Curves	40%	16.62%	5.83	13.20%	N/A	
	Forward Libor	ACA Curves	40%	13.79%	6.21	11.34%	N/A	
	Forward + 200	ACA Curves	40%	11.05%	6.53	9.40%	N/A	
	Severity Stresses						N/A	
	Forward Libor	ACA Curves	60%	10.74%	6.52	11.46%	N/A	
	Forward Libor	ACA Curves	70%	7.44%	6.89	11.60%	N/A	
	Prepayment Stresses						N/A	
	Forward Libor + 200	15%	40%	8.57%	14.65	13.85%	N/A	
	Forward Libor + 200	40%	50%	10.89%	6.20	9.25%	N/A	
	Forward Libor + 200	50%	70%	9.25%	4.88	8.73%	N/A	
	Basis Risk Stress			CDR				
	Forward Libor + 400	15% FIX / 35% ARM	60%	2.50%	6.38	3.21%	N/A	9.52%

Assumptions:

Runs to Maturity
100% Advancing
Triggers Failing
12 mo Lag
Prepayments exclusive of Defaults
M4 Price is 97.6554%

	Interest Rate Stresses	CPR	Severity	Break-Even CDR	WAL	Cum Net Loss on Collateral	Coll Duration	Yield
M4 (BBB+)	Flat Libor	ACA Curves	40%	11.64%	8.55	9.96%	N/A	
	Forward Libor	ACA Curves	40%	9.29%	9.05	8.08%	N/A	
	Forward + 200	ACA Curves	40%	6.85%	9.51	8.15%	N/A	
	Severity Stresses						N/A	
	Forward Libor	ACA Curves	50%	7.31%	9.35	8.16%	N/A	
	Forward Libor	ACA Curves	70%	5.13%	9.79	8.25%	N/A	
	Prepayment Stresses						N/A	
	Forward Libor + 200	15%	40%	6.16%	20.64	10.91%	N/A	
	Forward Libor + 200	40%	50%	6.64%	8.80	5.97%	N/A	
	Forward Libor + 200	50%	70%	5.55%	6.77	5.42%	N/A	
	Basis Risk Stress			**CDR**				
	Forward Libor + 400	15% FIX / 35% ARM	50%	2.50%	8.31	3.21%	N/A	10.38%

PRICING Speeds, FWD Libor, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	788,027.80	1,891,349.87	4.54%
2	488,153,839.62	2,616,716.60	1,311,848.86	1,304,867.73	3.21%
3	476,518,930.76	2,555,101.70	1,319,587.04	1,235,514.66	3.11%
4	465,087,312.49	2,494,490.96	1,307,096.07	1,187,394.88	3.06%
5	453,851,634.91	2,434,845.88	1,333,471.51	1,101,374.36	2.91%
6	442,805,162.99	2,376,131.50	1,317,954.03	1,058,177.47	2.87%
7	431,941,778.01	2,318,316.45	1,167,141.13	1,151,175.32	3.20%
8	421,255,976.32	2,261,372.90	1,242,622.99	1,018,749.90	2.90%
9	410,742,865.29	2,205,276.54	1,200,143.72	1,005,132.82	2.94%
10	400,398,156.28	2,150,006.60	1,295,739.12	854,267.49	2.56%
11	390,218,154.62	2,095,545.73	1,312,041.88	783,503.84	2.41%
12	380,199,746.45	2,041,879.93	1,320,140.56	721,739.37	2.28%
13	370,340,496.04	1,988,999.37	1,088,107.46	900,891.91	2.92%
14	360,736,164.95	1,937,484.23	1,096,333.64	841,150.60	2.80%
15	351,380,173.83	1,887,299.33	1,104,620.94	782,678.39	2.67%
16	342,266,112.97	1,838,410.37	1,135,949.95	702,460.42	2.46%
17	333,387,737.92	1,790,783.94	1,195,274.01	595,509.94	2.14%
18	324,738,965.22	1,744,387.51	1,170,111.93	574,275.59	2.12%
19	316,313,868.27	1,699,189.37	966,414.64	732,774.73	2.78%
20	308,106,673.30	1,655,158.62	1,085,743.46	569,415.16	2.22%
21	300,111,755.39	1,612,265.17	1,025,213.15	587,052.02	2.35%
22	292,323,634.68	1,570,479.70	1,091,442.38	479,037.33	1.97%
23	284,736,972.60	1,529,773.65	1,064,983.34	464,790.31	1.96%
24	277,346,568.23	1,490,119.19	1,073,616.18	416,503.01	1.80%
25	270,147,354.77	1,922,229.77	1,077,756.45	844,473.32	3.75%
26	263,174,742.60	1,940,209.55	1,056,263.23	883,946.32	4.03%
27	256,390,713.83	1,890,028.08	1,064,923.52	825,104.56	3.86%
28	249,781,081.05	1,841,140.58	1,029,258.71	811,881.87	3.90%
29	243,341,367.15	1,793,513.71	1,068,628.37	724,885.35	3.57%
30	237,067,209.90	1,747,115.04	1,042,578.50	704,536.54	3.57%
31	230,954,359.03	1,806,735.20	939,187.67	867,547.53	4.51%
32	225,004,024.54	1,772,972.62	1,038,473.45	734,499.18	3.92%
33	219,207,967.27	1,727,117.22	980,465.02	746,652.19	4.09%
34	213,560,795.28	1,682,444.15	1,004,750.05	677,694.10	3.81%
35	208,058,689.19	1,638,922.98	966,928.04	671,994.94	3.88%
36	202,697,927.55	1,596,524.07	974,776.70	621,747.37	3.68%
37	197,474,884.36	1,608,170.01	972,747.30	635,422.72	3.86%
38	192,389,320.94	1,579,999.27	928,702.45	651,296.82	4.06%
39	187,435,716.31	1,539,131.03	930,838.32	608,292.71	3.89%
40	182,609,283.61	1,499,316.52	888,025.35	611,291.17	4.02%
41	177,906,762.39	1,460,528.61	907,060.24	553,468.37	3.73%
42	173,324,975.75	1,422,740.88	882,585.50	540,155.37	3.74%
43	168,860,828.23	1,421,713.98	785,734.37	635,979.62	4.52%
44	164,513,502.09	1,392,308.88	858,473.64	533,835.25	3.89%
45	160,278,472.28	1,356,288.61	809,512.35	546,776.25	4.09%
46	156,152,129.26	1,321,197.10	823,903.71	497,293.38	3.82%
47	152,131,687.60	1,287,010.44	786,522.55	500,487.89	3.95%
48	148,214,433.22	1,253,705.36	791,934.64	461,770.72	3.74%
49	144,397,721.56	1,255,758.10	788,663.75	467,094.35	3.88%

50	140,681,032.31	1,230,431.57	762,228.55	468,203.02	3.99%
51	137,060,375.40	1,198,593.94	768,453.06	430,140.89	3.77%
52	133,532,602.48	1,167,577.25	725,544.81	442,032.44	3.97%
53	130,095,334.13	1,137,360.36	731,474.13	405,886.24	3.74%
54	126,746,251.84	1,107,922.69	713,641.47	394,281.22	3.73%
55	123,483,096.49	1,089,181.97	651,318.07	437,863.90	4.26%
56	120,304,253.23	1,062,209.53	679,269.25	382,940.28	3.82%
57	117,207,081.93	1,034,712.21	641,321.53	393,390.68	4.03%
58	114,189,369.40	1,007,924.06	646,525.36	361,398.70	3.80%
59	111,249,080.27	981,826.82	610,405.11	371,421.72	4.01%
60	108,384,231.32	956,402.72	615,352.72	341,050.00	3.78%
61	105,592,890.08	935,407.51	600,366.33	335,041.17	3.81%
62	102,846,761.51	911,678.85	566,740.47	344,938.38	4.02%
63	100,171,602.74	887,845.64	571,247.76	316,597.88	3.79%
64	97,565,504.65	864,630.79	539,229.73	325,401.06	4.00%
65	95,026,691.63	842,018.32	543,495.30	298,523.02	3.77%
66	92,553,433.64	819,992.66	530,112.25	289,880.41	3.76%
67	90,144,045.03	801,821.14	467,010.63	334,810.52	4.46%
68	87,797,270.27	781,456.37	504,296.62	277,159.74	3.79%
69	85,511,176.78	761,005.05	475,983.78	285,021.26	4.00%
70	83,284,129.94	741,084.65	479,699.94	261,384.71	3.77%
71	81,114,611.30	721,681.45	452,748.29	268,933.16	3.98%
72	79,001,141.38	702,782.09	456,264.42	246,517.67	3.74%
73	76,942,278.69	687,013.86	444,964.99	242,048.87	3.78%
74	74,936,938.66	669,510.39	419,940.36	249,570.03	4.00%
75	72,983,477.80	651,968.01	423,176.11	228,791.90	3.76%
76	71,080,500.49	634,881.32	399,359.75	235,521.57	3.98%
77	69,226,708.18	618,238.53	402,419.87	215,818.66	3.74%
78	67,420,835.67	602,028.19	392,414.64	209,613.55	3.73%
79	65,661,650.21	588,350.25	345,618.66	242,731.59	4.44%
80	63,948,213.97	573,312.73	373,120.71	200,192.02	3.76%
81	62,279,130.34	558,271.63	352,085.56	206,186.06	3.97%
82	60,653,207.85	543,621.51	354,746.74	188,874.77	3.74%
83	59,069,336.02	529,352.27	334,733.18	194,619.08	3.95%
84	57,526,432.85	515,454.04	337,249.74	178,204.30	3.72%
85	56,023,444.14	503,783.86	328,867.74	174,916.12	3.75%
86	54,559,582.31	490,916.48	310,415.66	180,500.82	3.97%
87	53,133,642.58	478,019.42	312,849.43	165,169.99	3.73%
88	51,744,601.13	465,457.86	295,279.83	170,178.04	3.95%
89	50,391,508.32	453,223.12	297,577.44	155,645.68	3.71%
90	49,073,438.90	441,306.74	314,377.49	126,929.26	3.10%
91	47,789,491.37	431,472.59	276,886.19	154,586.40	3.88%
92	46,539,021.38	420,455.34	298,916.26	121,539.08	3.13%
93	45,320,971.95	409,393.33	281,991.48	127,401.85	3.37%
94	44,134,463.64	398,619.30	283,483.35	115,135.95	3.13%
95	42,978,684.43	388,125.80	266,869.99	121,255.81	3.39%
96	41,852,843.17	377,905.57	268,232.04	109,673.54	3.14%
97	40,756,169.00	369,341.30	260,879.65	108,461.66	3.19%
98	39,688,099.70	359,870.08	245,521.26	114,348.82	3.46%
99	38,647,740.96	350,387.10	246,703.50	103,683.61	3.22%
100	37,634,343.16	341,151.21	232,132.58	109,018.63	3.48%
101	36,647,211.99	332,155.99	233,201.62	98,954.38	3.24%
102	35,685,670.93	323,395.24	226,694.16	96,701.08	3.25%

103	34,749,060.84	315,938.68	206,127.68	109,811.00	3.79%
104	33,836,890.02	307,800.71	214,147.30	93,653.41	3.32%
105	32,948,403.03	299,675.92	201,388.73	98,287.18	3.58%
106	32,082,961.17	291,763.01	202,202.35	89,560.66	3.35%
107	31,239,970.71	284,056.51	190,108.94	93,947.57	3.61%
108	30,418,853.16	276,551.06	190,829.29	85,721.77	3.38%
109	29,619,044.90	270,065.94	185,349.02	84,716.93	3.43%
110	28,840,115.67	263,078.50	174,196.66	88,881.83	3.70%
111	28,081,427.87	256,121.29	174,787.60	81,333.68	3.48%
112	27,342,437.32	249,345.70	164,225.04	85,120.66	3.74%
113	26,622,636.32	242,747.03	164,734.84	78,012.18	3.52%
114	25,921,530.20	236,320.68	159,891.83	76,428.85	3.54%
115	25,238,636.98	230,684.10	140,151.13	90,532.97	4.30%
116	24,573,579.59	224,688.39	150,559.21	74,129.19	3.62%
117	23,925,820.74	218,734.43	141,352.27	77,382.15	3.88%
118	23,294,896.85	212,936.06	141,678.99	71,257.07	3.67%
119	22,680,373.76	207,289.25	132,969.40	74,319.85	3.93%
120	22,081,828.48	201,790.08	133,231.01	68,559.07	3.73%
121	21,498,848.86	196,977.16	129,218.75	67,758.42	3.78%
122	20,931,116.40	191,879.48	121,315.99	70,563.49	4.05%
123	20,378,173.08	186,783.91	121,584.24	65,199.66	3.84%
124	19,839,616.66	181,821.66	114,087.23	67,734.43	4.10%
125	19,315,075.94	176,989.27	114,276.26	62,713.01	3.90%
126	18,804,189.23	172,283.37	110,816.69	61,466.69	3.92%
127	18,306,604.13	168,248.29	97,049.17	71,199.12	4.67%
128	17,822,063.67	163,885.02	104,152.75	59,732.27	4.02%
129	17,350,160.78	159,522.84	97,675.35	61,847.49	4.28%
130	16,890,550.88	155,274.94	97,781.45	57,493.50	4.08%
131	16,442,916.59	151,138.35	91,647.26	59,491.09	4.34%
132	16,006,948.70	147,110.16	91,692.18	55,417.98	4.15%
133	15,582,345.91	143,445.31	88,750.43	54,694.88	4.21%
134	15,168,856.60	139,672.46	83,105.74	56,566.73	4.47%
135	14,766,159.61	135,945.20	83,092.11	52,853.09	4.30%
136	14,373,967.21	132,315.71	77,780.57	54,535.14	4.55%
137	13,992,008.02	128,781.46	77,717.32	51,064.13	4.38%
138	13,620,017.60	125,339.96	75,123.12	50,216.85	4.42%
139	13,257,738.35	122,036.47	65,564.74	56,471.73	5.11%
140	12,904,927.25	118,782.50	70,115.63	48,666.87	4.53%
141	12,561,333.15	115,603.62	65,516.30	50,087.32	4.78%
142	12,226,715.95	112,508.27	65,342.21	47,166.06	4.63%
143	11,900,843.53	109,494.26	61,006.99	48,487.27	4.89%
144	11,583,489.77	106,559.48	60,795.75	45,763.73	4.74%
145	11,274,434.31	103,746.06	58,648.24	45,097.82	4.80%
146	10,973,470.17	100,986.24	54,771.42	46,214.82	5.05%
147	10,680,384.32	98,275.31	54,593.43	43,681.88	4.91%
148	10,394,968.64	95,635.73	50,937.98	44,697.74	5.16%
149	10,117,024.64	93,065.63	50,723.83	42,341.80	5.02%
150	9,846,358.92	90,563.21	48,856.39	41,706.82	5.08%
151	9,582,783.05	88,240.89	43,998.33	44,242.56	5.54%
152	9,326,133.95	85,902.19	45,252.07	40,650.12	5.23%
153	9,076,217.88	83,588.66	42,171.71	41,416.95	5.48%
154	8,832,853.71	81,336.12	41,965.15	39,370.97	5.35%
155	8,595,871.73	79,142.99	39,088.27	40,054.72	5.59%

156	8,365,106.59	77,007.71	38,854.84	38,152.87	5.47%
157	8,140,397.19	74,978.87	37,355.33	37,623.54	5.55%
158	7,921,595.86	72,967.74	34,734.28	38,233.46	5.79%
159	7,708,542.62	70,995.54	34,464.28	36,531.26	5.69%
160	7,501,085.74	69,075.42	32,004.48	37,070.94	5.93%
161	7,299,080.08	67,206.05	31,712.38	35,493.67	5.84%
162	7,102,384.29	65,386.08	30,386.99	34,999.09	5.91%
163	6,910,860.62	63,614.91	26,278.76	37,336.15	6.48%
164	6,724,375.01	61,887.79	27,833.89	34,053.90	6.08%
165	6,542,796.18	60,208.49	25,746.68	34,461.82	6.32%
166	6,365,997.20	58,573.65	25,406.83	33,166.82	6.25%
167	6,193,853.97	56,982.10	23,466.62	33,515.48	6.49%
168	6,026,245.62	55,432.71	23,139.99	32,292.71	6.43%
169	5,863,054.37	53,889.59	22,059.42	31,830.17	6.51%
170	5,704,158.57	52,408.33	20,328.92	32,079.40	6.75%
171	5,549,450.93	50,980.14	19,980.85	30,999.29	6.70%
172	5,398,825.44	49,589.84	18,369.46	31,220.38	6.94%
173	5,252,175.98	48,236.44	18,008.78	30,227.66	6.91%
174	5,109,399.18	46,918.98	17,061.37	29,857.61	7.01%
175	4,970,394.34	45,577.20	14,577.14	31,000.06	7.48%
176	4,835,051.12	44,308.56	15,241.06	29,067.50	7.21%
177	4,703,282.25	43,095.40	13,903.65	29,191.75	7.45%
178	4,574,999.34	41,914.51	13,516.69	28,397.83	7.45%
179	4,450,111.64	40,765.05	12,279.98	28,485.07	7.68%
180	4,327,480.33	39,638.19	11,878.08	27,760.11	7.70%
181	4,070,765.32	37,375.49	10,208.11	27,167.38	8.01%
182	3,959,245.31	36,333.69	9,178.88	27,154.81	8.23%
183	3,850,685.67	35,332.39	8,780.61	26,551.78	8.27%
184	3,745,011.85	34,357.85	7,833.83	26,524.02	8.50%
185	3,642,148.43	33,409.37	7,427.43	25,981.94	8.56%
186	3,542,021.94	32,486.27	6,777.61	25,708.67	8.71%
187	3,444,560.81	31,575.78	5,550.38	26,025.40	9.07%
188	3,349,692.65	30,699.04	5,529.40	25,169.65	9.02%
189	3,257,351.76	29,848.51	4,771.15	25,077.36	9.24%
190	3,167,472.63	29,020.78	4,347.06	24,673.72	9.35%
191	3,079,990.81	28,215.25	3,657.71	24,557.54	9.57%
192	2,994,843.54	27,431.34	3,227.54	24,203.80	9.70%
193	2,911,969.67	26,649.24	2,690.39	23,958.85	9.87%
194	2,831,305.24	25,902.85	2,097.90	23,804.95	10.09%
195	2,752,795.82	25,181.02	1,659.51	23,521.51	10.25%
196	2,676,385.98	24,478.61	1,125.98	23,352.63	10.47%
197	2,602,020.67	23,795.09	672.69	23,122.40	10.66%
198	2,529,646.27	23,129.98	195.39	22,934.59	10.88%

PRICING Speeds, FWD Libor + 100, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	1,032,402.80	1,646,974.87	3.95%
2	488,153,839.62	2,616,716.60	1,708,204.99	908,511.60	2.23%
3	476,518,930.76	2,555,101.70	1,718,082.51	837,019.18	2.11%
4	465,087,312.49	2,494,490.96	1,683,210.50	811,280.45	2.09%
5	453,851,634.91	2,434,845.88	1,712,447.93	722,397.95	1.91%
6	442,805,162.99	2,376,131.50	1,687,418.20	688,713.30	1.87%
7	431,941,778.01	2,318,316.45	1,504,017.85	814,298.60	2.26%
8	421,255,976.32	2,261,372.90	1,593,530.92	667,841.98	1.90%
9	410,742,865.29	2,205,276.54	1,530,971.12	674,305.43	1.97%
10	400,398,156.28	2,150,006.60	1,628,686.14	521,320.46	1.56%
11	390,218,154.62	2,095,545.73	1,625,765.35	469,780.38	1.44%
12	380,199,746.45	2,041,879.93	1,635,694.51	406,185.42	1.28%
13	370,340,496.04	1,988,999.37	1,395,171.50	593,827.87	1.92%
14	360,736,164.95	1,937,484.23	1,385,488.78	551,995.45	1.84%
15	351,380,173.83	1,887,299.33	1,395,358.04	491,941.29	1.68%
16	342,266,112.97	1,838,410.37	1,409,713.38	428,696.99	1.50%
17	333,387,737.92	1,790,783.94	1,470,517.62	320,266.32	1.15%
18	324,738,965.22	1,744,387.51	1,437,907.98	306,479.53	1.13%
19	316,313,868.27	1,699,189.37	1,201,742.10	497,447.27	1.89%
20	308,106,673.30	1,655,158.62	1,339,217.26	315,941.36	1.23%
21	300,111,755.39	1,612,265.17	1,263,847.95	348,417.22	1.39%
22	292,323,634.68	1,570,479.70	1,331,325.23	239,154.47	0.98%
23	284,736,972.60	1,529,773.65	1,290,805.82	238,967.83	1.01%
24	277,346,568.23	1,490,119.19	1,300,602.11	189,517.07	0.82%
25	270,147,354.77	1,933,212.13	1,298,543.06	634,669.06	2.82%
26	263,176,093.57	1,968,588.88	1,264,123.48	704,465.40	3.21%
27	256,395,369.22	1,917,685.51	1,273,886.52	643,798.99	3.01%
28	249,788,882.63	1,868,094.46	1,225,988.37	642,106.09	3.08%
29	243,352,162.32	1,819,781.94	1,266,386.52	553,395.41	2.73%
30	237,080,851.52	1,772,715.03	1,234,948.27	537,766.76	2.72%
31	230,970,705.20	1,863,883.45	1,108,200.44	755,683.02	3.93%
32	225,026,247.78	1,836,308.08	1,220,503.59	615,804.49	3.28%
33	219,236,319.27	1,788,842.00	1,151,824.35	637,017.65	3.49%
34	213,594,974.65	1,742,599.22	1,176,991.94	565,607.29	3.18%
35	208,098,405.28	1,697,548.27	1,129,060.99	568,487.28	3.28%
36	202,742,900.10	1,653,658.46	1,137,726.44	515,932.02	3.05%
37	197,524,843.16	1,719,268.02	1,133,708.39	585,559.63	3.56%
38	192,446,385.55	1,689,305.26	1,080,518.72	608,786.55	3.80%
39	187,499,426.28	1,645,645.69	1,083,728.21	561,917.47	3.60%
40	182,679,297.09	1,603,111.14	1,032,222.75	570,888.40	3.75%
41	177,982,749.80	1,561,672.68	1,052,279.89	509,392.79	3.43%
42	173,406,619.37	1,521,302.10	1,024,111.54	497,190.56	3.44%
43	168,947,821.83	1,540,118.70	910,314.81	629,803.89	4.47%
44	164,605,406.78	1,507,942.13	992,899.58	515,042.55	3.75%
45	160,374,916.87	1,468,962.60	936,293.29	532,669.31	3.99%
46	156,252,853.05	1,430,987.60	951,584.28	479,403.32	3.68%
47	152,236,439.45	1,393,991.28	906,948.55	487,042.74	3.84%
48	148,322,971.28	1,357,948.46	913,210.38	444,738.08	3.60%
49	144,509,812.99	1,349,401.96	906,868.62	442,533.34	3.67%

50	140,796,146.75	1,321,743.41	873,728.48	448,014.93	3.82%
51	137,178,235.73	1,287,571.68	880,741.88	406,829.80	3.56%
52	133,653,020.54	1,254,280.60	831,450.10	422,830.50	3.80%
53	130,218,128.90	1,221,847.48	838,128.77	383,718.71	3.54%
54	126,871,249.23	1,190,250.27	817,585.96	372,664.31	3.52%
55	123,610,129.13	1,164,380.92	746,085.58	418,295.34	4.06%
56	120,433,027.70	1,136,235.29	777,997.92	358,237.37	3.57%
57	117,337,471.53	1,106,847.26	734,437.46	372,409.80	3.81%
58	114,321,231.04	1,078,216.72	740,300.03	337,916.69	3.55%
59	111,382,276.58	1,050,324.17	698,848.69	351,475.48	3.79%
60	108,518,630.39	1,023,150.62	704,421.99	318,728.64	3.52%
61	105,728,365.34	998,418.81	687,172.24	311,246.57	3.53%
62	102,985,228.03	973,049.59	648,603.57	324,446.01	3.78%
63	100,312,833.17	947,659.65	653,681.91	293,977.74	3.52%
64	97,709,296.77	922,927.57	616,969.74	305,957.83	3.76%
65	95,172,851.03	898,836.36	621,777.34	277,059.02	3.49%
66	92,701,773.43	875,369.49	606,397.16	268,972.33	3.48%
67	90,294,385.62	854,010.91	534,155.15	319,855.76	4.25%
68	87,949,202.18	832,285.85	576,737.17	255,548.67	3.49%
69	85,664,531.49	810,545.22	544,297.46	266,247.75	3.73%
70	83,438,759.93	789,368.21	548,488.08	240,880.13	3.46%
71	81,270,375.05	768,740.27	517,617.36	251,122.91	3.71%
72	79,157,903.15	748,647.23	521,583.74	227,063.49	3.44%
73	77,099,908.32	730,282.13	508,615.85	221,666.27	3.45%
74	75,095,116.01	711,652.11	479,963.43	231,688.68	3.70%
75	73,142,081.27	693,040.74	483,614.33	209,426.42	3.44%
76	71,239,425.20	674,912.17	456,352.96	218,559.22	3.68%
77	69,385,853.80	657,253.93	459,806.97	197,446.96	3.41%
78	67,580,106.27	640,053.86	448,334.20	191,719.66	3.40%
79	65,820,954.12	624,265.72	394,834.89	229,430.83	4.18%
80	64,107,303.34	608,277.84	426,215.51	182,062.33	3.41%
81	62,437,918.27	592,349.71	402,152.38	190,197.33	3.66%
82	60,811,622.50	576,835.04	405,157.97	171,677.07	3.39%
83	59,227,308.97	561,723.16	382,269.16	179,454.00	3.64%
84	57,683,899.00	547,003.66	385,112.41	161,891.25	3.37%
85	56,180,341.57	533,217.33	375,504.77	157,712.56	3.37%
86	54,715,673.43	519,564.81	354,391.61	165,173.20	3.62%
87	53,288,869.52	505,940.82	357,126.48	148,814.34	3.35%
88	51,898,919.59	492,670.74	337,030.13	155,640.61	3.60%
89	50,544,876.48	479,745.44	339,613.29	140,132.15	3.33%
90	49,225,817.30	467,155.99	355,409.71	111,746.28	2.72%
91	47,940,842.83	454,911.16	312,998.31	141,912.86	3.55%
92	46,689,078.91	443,264.29	337,871.85	105,392.43	2.71%
93	45,469,703.99	431,623.28	318,791.88	112,831.40	2.98%
94	44,281,850.44	420,284.92	320,488.22	99,796.70	2.70%
95	43,124,707.82	409,241.39	301,708.87	107,532.52	2.99%
96	41,997,486.49	398,485.07	303,253.12	95,231.95	2.72%
97	40,899,417.06	388,017.41	294,946.59	93,070.81	2.73%
98	39,829,750.92	378,044.98	277,588.18	100,456.80	3.03%
99	38,787,784.13	368,100.39	278,931.91	89,168.48	2.76%
100	37,772,776.09	358,414.57	262,465.65	95,948.93	3.05%
101	36,784,033.41	348,980.84	263,684.12	85,296.72	2.78%
102	35,820,880.45	339,792.67	256,336.98	83,455.69	2.80%

103	34,882,658.92	330,850.59	233,092.59	97,758.00	3.36%
104	33,968,728.24	322,313.77	242,173.43	80,140.33	2.83%
105	33,078,484.64	313,820.11	227,757.86	86,062.25	3.12%
106	32,211,296.09	305,547.69	228,692.29	76,855.40	2.86%
107	31,366,569.31	297,490.78	215,029.41	82,461.37	3.15%
108	30,543,726.25	289,643.79	215,860.54	73,783.26	2.90%
109	29,742,203.67	282,006.59	209,678.76	72,327.83	2.92%
110	28,961,453.45	274,700.41	197,079.24	77,621.17	3.22%
111	28,200,957.69	267,447.57	197,766.02	69,681.55	2.97%
112	27,460,177.10	260,383.84	185,833.33	74,550.51	3.26%
113	26,738,604.07	253,504.32	186,430.19	67,074.13	3.01%
114	26,035,744.06	246,804.24	180,970.16	65,834.08	3.03%
115	25,351,115.17	240,282.75	158,646.59	81,636.16	3.86%
116	24,684,248.38	234,026.65	170,449.85	63,576.80	3.09%
117	24,034,698.79	227,834.90	160,048.25	67,786.65	3.38%
118	23,402,006.99	221,804.77	160,441.33	61,363.43	3.15%
119	22,785,738.71	215,932.07	150,601.46	65,330.62	3.44%
120	22,185,470.81	210,212.74	150,922.16	59,290.58	3.21%
121	21,600,791.05	204,646.65	146,395.12	58,251.53	3.24%
122	21,031,298.26	199,322.06	137,452.60	61,869.45	3.53%
123	20,476,614.20	194,036.73	137,769.67	56,267.06	3.30%
124	19,936,343.22	188,889.53	129,289.35	59,600.19	3.59%
125	19,410,113.80	183,876.89	129,520.73	54,356.15	3.36%
126	18,897,563.97	178,995.30	125,592.19	53,403.11	3.39%
127	18,398,341.03	174,245.28	109,996.78	64,248.50	4.19%
128	17,912,101.89	169,702.60	118,057.63	51,644.96	3.46%
129	17,438,523.50	165,191.85	110,726.23	54,465.62	3.75%
130	16,977,266.74	160,799.14	110,859.11	49,940.03	3.53%
131	16,528,013.79	156,521.41	103,918.12	52,603.29	3.82%
132	16,090,455.00	152,355.67	103,984.49	48,371.18	3.61%
133	15,664,288.65	148,299.54	100,665.09	47,634.45	3.65%
134	15,249,220.88	144,390.86	94,279.68	50,111.18	3.94%
135	14,844,971.30	140,542.90	94,274.67	46,268.22	3.74%
136	14,451,254.46	136,795.77	88,264.17	48,531.60	4.03%
137	14,067,798.48	133,146.86	88,209.86	44,937.00	3.83%
138	13,694,338.48	129,593.62	85,283.87	44,309.75	3.88%
139	13,330,616.36	126,133.66	74,450.22	51,683.44	4.65%
140	12,976,380.68	122,772.48	79,638.13	43,134.36	3.99%
141	12,631,387.67	119,491.39	74,434.62	45,056.76	4.28%
142	12,295,397.33	116,296.40	74,258.79	42,037.61	4.10%
143	11,968,177.09	113,185.30	69,354.02	43,831.28	4.39%
144	11,649,500.36	110,155.88	69,137.20	41,018.68	4.23%
145	11,339,146.37	107,206.14	66,713.50	40,492.64	4.29%
146	11,036,900.05	104,352.38	62,316.40	42,035.99	4.57%
147	10,742,554.75	101,555.06	62,128.03	39,427.04	4.40%
148	10,455,903.21	98,831.28	57,982.63	40,848.65	4.69%
149	10,176,746.51	96,179.12	57,754.74	38,424.38	4.53%
150	9,904,890.83	93,596.73	55,645.15	37,951.57	4.60%
151	9,640,147.34	91,082.52	50,128.42	40,954.10	5.10%
152	9,382,332.11	88,662.84	51,574.95	37,087.88	4.74%
153	9,131,270.55	86,278.29	48,055.24	38,223.05	5.02%
154	8,886,783.09	83,956.54	47,826.92	36,129.62	4.88%
155	8,648,699.61	81,695.95	44,555.55	37,140.40	5.15%

156	8,416,854.35	79,494.93	44,297.61	35,197.32	5.02%
157	8,191,085.81	77,352.04	42,596.69	34,755.35	5.09%
158	7,971,236.65	75,276.68	39,616.62	35,660.05	5.37%
159	7,757,155.47	73,244.93	39,318.18	33,926.75	5.25%
160	7,548,690.93	71,266.79	36,521.56	34,745.23	5.52%
161	7,345,697.52	69,340.87	36,198.61	33,142.26	5.41%
162	7,148,033.47	67,465.79	34,696.49	32,769.30	5.50%
163	6,955,560.68	65,640.24	30,015.73	35,624.51	6.15%
164	6,768,144.59	63,861.24	31,803.55	32,057.69	5.68%
165	6,585,653.80	62,130.94	29,430.22	32,700.72	5.96%
166	6,407,960.91	60,446.39	29,054.06	31,392.33	5.88%
167	6,234,941.47	58,806.39	26,839.27	31,967.11	6.15%
168	6,066,474.27	57,209.78	26,474.27	30,735.50	6.08%
169	5,902,441.19	55,655.35	25,246.82	30,408.54	6.18%
170	5,742,727.14	54,131.32	23,275.10	30,856.23	6.45%
171	5,587,218.06	52,658.49	22,885.93	29,772.56	6.39%
172	5,435,806.81	51,224.68	21,049.52	30,175.17	6.66%
173	5,288,386.99	49,828.89	20,646.02	29,182.86	6.62%
174	5,144,854.93	48,470.11	19,569.90	28,900.21	6.74%
175	5,005,109.63	47,147.25	16,729.67	30,417.58	7.29%
176	4,869,052.68	45,842.50	17,502.19	28,340.31	6.98%
177	4,736,584.98	44,589.50	15,976.84	28,612.66	7.25%
178	4,607,616.57	43,369.78	15,543.23	27,826.55	7.25%
179	4,482,056.46	42,182.48	14,132.07	28,050.41	7.51%
180	4,358,765.61	41,018.74	13,681.20	27,337.54	7.53%
181	4,101,403.69	38,768.93	11,785.29	26,983.63	7.89%
182	3,989,259.58	37,693.55	10,607.82	27,085.72	8.15%
183	3,880,088.24	36,656.82	10,159.21	26,497.61	8.19%
184	3,773,814.13	35,647.75	9,075.62	26,572.13	8.45%
185	3,670,361.63	34,665.63	8,617.71	26,047.93	8.52%
186	3,569,657.06	33,709.74	7,877.41	25,832.34	8.68%
187	3,471,628.68	32,779.38	6,464.17	26,315.21	9.10%
188	3,376,206.58	31,871.77	6,455.31	25,416.46	9.03%
189	3,283,322.23	30,990.57	5,586.35	25,404.22	9.28%
190	3,192,909.77	30,132.96	5,108.10	25,024.85	9.41%
191	3,104,904.57	29,298.30	4,317.55	24,980.75	9.65%
192	3,019,243.69	28,486.01	3,832.25	24,653.76	9.80%
193	2,935,865.83	27,695.45	3,220.01	24,475.45	10.00%
194	2,854,711.25	26,922.56	2,539.69	24,382.87	10.25%
195	2,775,721.02	26,173.96	2,044.85	24,129.11	10.43%
196	2,698,839.26	25,445.45	1,433.36	24,012.09	10.68%
197	2,624,010.77	24,736.51	924.47	23,812.04	10.89%
198	2,551,181.78	24,046.62	381.40	23,665.22	11.13%

PRICING Speeds, FWD Libor + 200, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	1,276,777.80	1,402,599.87	3.37%
2	488,153,839.62	2,616,716.60	2,104,968.42	511,748.18	1.26%
3	476,518,930.76	2,555,101.70	2,118,266.96	436,834.74	1.10%
4	465,087,312.49	2,494,490.96	2,059,573.75	434,917.21	1.12%
5	453,851,634.91	2,434,845.88	2,091,424.35	343,421.53	0.91%
6	442,805,162.99	2,376,131.50	2,056,882.38	319,249.12	0.87%
7	431,941,778.01	2,318,316.45	1,840,894.57	477,421.88	1.33%
8	421,255,976.32	2,261,372.90	1,944,438.86	316,934.04	0.90%
9	410,742,865.29	2,205,276.54	1,861,798.52	343,478.03	1.00%
10	400,398,156.28	2,150,006.60	1,961,633.18	188,373.42	0.56%
11	390,218,154.62	2,095,545.73	1,939,488.82	156,056.90	0.48%
12	380,199,746.45	2,041,879.93	1,951,248.48	90,631.46	0.29%
13	370,340,496.04	1,988,999.37	1,702,235.55	286,763.82	0.93%
14	360,736,164.95	1,937,484.23	1,674,643.93	262,840.30	0.87%
15	351,380,173.83	1,887,299.33	1,686,095.15	201,204.18	0.69%
16	342,266,112.97	1,838,410.37	1,683,476.82	154,933.55	0.54%
17	333,387,737.92	1,790,783.94	1,745,761.24	45,022.70	0.16%
18	324,738,965.22	1,744,387.51	1,705,704.05	38,683.46	0.14%
19	316,313,868.27	1,699,189.37	1,437,069.56	262,119.81	0.99%
20	308,106,673.30	1,655,158.62	1,592,691.08	62,467.54	0.24%
21	300,111,755.39	1,612,265.17	1,502,482.76	109,782.41	0.44%
22	292,323,634.68	1,570,479.70	1,571,208.10	(728.40)	0.00%
23	284,736,972.60	1,529,773.65	1,516,628.31	13,145.34	0.06%
24	277,346,568.23	1,490,119.19	1,527,588.06	(37,468.87)	-0.16%
25	270,147,354.77	1,933,212.13	1,519,329.69	413,882.44	1.84%
26	263,176,093.57	1,968,588.88	1,471,978.57	496,610.31	2.26%
27	256,395,369.22	1,917,685.51	1,482,831.16	434,854.35	2.04%
28	249,788,882.63	1,868,094.46	1,422,687.45	445,407.01	2.14%
29	243,352,162.32	1,819,781.94	1,464,099.51	355,682.43	1.75%
30	237,080,851.52	1,772,715.03	1,427,260.97	345,454.07	1.75%
31	230,970,705.20	1,863,889.68	1,277,149.89	586,739.80	3.05%
32	225,026,248.40	1,839,960.77	1,402,435.93	437,524.84	2.33%
33	219,236,680.96	1,792,401.94	1,323,065.11	469,336.83	2.57%
34	213,595,680.64	1,746,068.77	1,349,085.06	396,983.71	2.23%
35	208,099,439.35	1,700,929.72	1,291,024.32	409,905.41	2.36%
36	202,744,246.61	1,656,954.06	1,300,478.83	356,475.23	2.11%
37	197,526,487.01	1,731,867.50	1,294,454.67	437,412.83	2.66%
38	192,449,187.45	1,712,536.15	1,232,088.77	480,447.39	3.00%
39	187,504,227.93	1,668,286.48	1,236,339.90	431,946.58	2.76%
40	182,686,004.88	1,625,176.84	1,176,126.87	449,049.97	2.95%
41	177,991,273.35	1,583,177.92	1,197,172.19	386,005.73	2.60%
42	173,416,871.44	1,542,261.14	1,165,292.06	376,969.07	2.61%
43	168,959,718.23	1,602,272.74	1,034,564.07	567,708.67	4.03%
44	164,621,614.56	1,573,667.57	1,126,957.86	446,709.71	3.26%
45	160,395,510.56	1,533,014.48	1,062,724.59	470,289.89	3.52%
46	156,277,623.73	1,493,408.60	1,078,905.55	414,503.05	3.18%
47	152,265,185.43	1,454,822.99	1,027,028.07	427,794.93	3.37%
48	148,355,497.87	1,417,231.41	1,034,134.25	383,097.16	3.10%
49	144,545,932.26	1,381,287.00	1,024,718.76	356,568.24	2.96%

50	140,833,978.80	1,351,846.98	984,869.80	366,977.18	3.13%
51	137,217,567.37	1,316,910.75	992,654.96	324,255.79	2.84%
52	133,693,764.17	1,282,874.62	936,987.15	345,887.47	3.10%
53	130,260,200.09	1,249,715.42	944,398.52	305,316.89	2.81%
54	126,914,566.64	1,217,410.58	921,141.55	296,269.03	2.80%
55	123,654,614.40	1,186,115.63	840,485.89	345,629.74	3.35%
56	120,478,165.98	1,156,586.32	876,328.32	280,258.00	2.79%
57	117,383,137.50	1,126,681.49	827,162.21	299,519.28	3.06%
58	114,367,377.60	1,097,547.30	833,665.00	263,882.31	2.77%
59	111,428,858.43	1,069,163.92	786,890.87	282,273.05	3.04%
60	108,565,604.04	1,041,512.02	793,071.83	248,440.18	2.75%
61	105,775,689.03	1,014,573.14	773,554.45	241,018.69	2.73%
62	103,032,755.22	988,118.20	730,040.87	258,077.33	3.01%
63	100,360,464.03	962,345.94	735,660.28	226,685.66	2.71%
64	97,757,002.17	937,241.26	694,254.27	242,986.99	2.98%
65	95,220,603.08	912,786.91	699,574.74	213,212.17	2.69%
66	92,749,545.47	888,966.12	682,184.25	206,781.87	2.68%
67	90,342,152.16	865,762.54	600,838.89	264,923.65	3.52%
68	87,996,788.93	843,160.23	648,656.27	194,503.96	2.65%
69	85,711,863.47	821,143.68	612,095.96	209,047.71	2.93%
70	83,485,824.26	799,697.75	616,733.71	182,964.04	2.63%
71	81,317,159.55	778,807.73	581,952.27	196,855.46	2.91%
72	79,204,396.32	758,459.26	586,342.33	172,116.93	2.61%
73	77,146,099.31	738,638.36	571,697.87	166,940.49	2.60%
74	75,140,870.04	719,331.40	539,428.98	179,902.43	2.87%
75	73,187,345.88	700,525.12	543,469.49	157,055.63	2.58%
76	71,284,199.12	682,206.59	512,775.77	169,430.83	2.85%
77	69,430,136.07	664,363.21	516,598.87	147,764.34	2.55%
78	67,623,896.19	646,982.71	503,653.34	143,329.38	2.54%
79	65,864,251.29	630,053.14	443,504.56	186,548.59	3.40%
80	64,150,004.61	613,562.85	478,701.16	134,861.69	2.52%
81	62,479,990.10	597,500.49	451,626.05	145,874.44	2.80%
82	60,853,071.57	581,855.01	454,953.02	126,901.99	2.50%
83	59,268,141.98	566,615.64	429,206.09	137,409.56	2.78%
84	57,724,122.64	551,771.89	432,353.67	119,418.21	2.48%
85	56,219,962.54	537,313.53	421,518.30	115,795.23	2.47%
86	54,754,637.59	523,230.62	397,762.99	125,467.63	2.75%
87	53,327,149.96	509,513.44	400,777.72	108,735.72	2.45%
88	51,936,527.40	496,152.54	378,174.11	117,978.43	2.73%
89	50,581,822.57	483,138.73	381,022.23	102,116.50	2.42%
90	49,262,112.43	470,463.02	395,758.30	74,704.73	1.82%
91	47,976,497.61	458,116.69	348,493.37	109,623.32	2.74%
92	46,724,101.79	446,091.21	376,146.55	69,944.65	1.80%
93	45,504,071.11	434,378.29	354,866.83	79,511.46	2.10%
94	44,315,573.60	422,969.85	356,759.75	66,210.09	1.79%
95	43,157,798.65	411,858.01	335,841.03	76,016.99	2.11%
96	42,029,956.39	401,035.12	337,547.23	63,487.90	1.81%
97	40,931,277.24	390,493.70	328,290.10	62,203.60	1.82%
98	39,861,011.33	380,226.47	308,959.89	71,266.58	2.15%
99	38,818,428.03	370,226.33	310,446.97	59,779.36	1.85%
100	37,802,815.45	360,486.38	292,113.38	68,373.01	2.17%
101	36,813,479.93	350,999.90	293,463.74	57,536.16	1.88%
102	35,849,745.63	341,760.31	285,282.36	56,477.95	1.89%

103	34,910,954.03	332,761.24	259,410.27	73,350.97	2.52%
104	33,996,463.48	323,996.46	269,514.44	54,482.03	1.92%
105	33,105,648.81	315,459.92	253,470.37	61,989.55	2.25%
106	32,237,900.89	307,145.70	254,510.43	52,635.27	1.96%
107	31,392,626.18	299,048.04	239,306.29	59,741.75	2.28%
108	30,569,246.38	291,161.36	240,233.55	50,927.81	2.00%
109	29,767,198.05	283,480.18	233,357.12	50,123.06	2.02%
110	28,985,932.17	275,999.18	219,338.93	56,660.25	2.35%
111	28,224,913.80	268,713.18	220,108.38	48,604.80	2.07%
112	27,483,621.75	261,617.14	206,833.44	54,783.71	2.39%
113	26,761,548.19	254,706.14	207,504.68	47,201.46	2.12%
114	26,058,198.30	247,975.37	201,435.23	46,540.14	2.14%
115	25,373,089.98	241,420.18	176,594.98	64,825.20	3.07%
116	24,705,753.48	235,036.02	189,743.01	45,293.01	2.20%
117	24,055,731.13	228,818.46	178,173.83	50,644.63	2.53%
118	23,422,576.97	222,763.18	178,622.31	44,140.86	2.26%
119	22,805,856.50	216,865.97	167,678.63	49,187.34	2.59%
120	22,205,146.37	211,122.75	168,047.87	43,074.87	2.33%
121	21,620,034.10	205,529.51	163,013.68	42,515.83	2.36%
122	21,050,117.78	200,082.38	153,057.08	47,025.30	2.68%
123	20,495,005.83	194,777.56	153,413.04	41,364.52	2.42%
124	19,954,316.72	189,611.37	143,974.45	45,636.92	2.74%
125	19,427,678.68	184,580.21	144,238.73	40,341.49	2.49%
126	18,914,729.54	179,680.59	139,862.39	39,818.20	2.53%
127	18,415,116.38	174,909.08	122,494.75	52,414.33	3.42%
128	17,928,495.36	170,262.37	131,472.75	38,789.62	2.60%
129	17,454,531.46	165,737.22	123,310.80	42,426.43	2.92%
130	16,992,898.27	161,330.48	123,462.77	37,867.71	2.67%
131	16,543,277.76	157,039.08	115,737.80	41,301.28	3.00%
132	16,105,360.04	152,860.02	115,818.31	37,041.71	2.76%
133	15,678,843.22	148,790.38	112,128.93	36,661.45	2.81%
134	15,263,433.13	144,827.33	105,024.97	39,802.36	3.13%
135	14,858,843.17	140,968.11	105,026.21	35,941.90	2.90%
136	14,464,794.10	137,210.00	98,338.01	38,871.99	3.22%
137	14,081,013.83	133,550.40	98,286.50	35,263.90	3.01%
138	13,707,237.29	129,986.74	95,036.18	34,950.56	3.06%
139	13,343,206.21	126,516.53	82,973.44	43,543.09	3.92%
140	12,988,668.94	123,137.34	88,766.88	34,370.46	3.18%
141	12,643,380.30	119,846.81	82,978.91	36,867.90	3.50%
142	12,307,101.43	116,642.64	82,796.04	33,846.60	3.30%
143	11,979,599.58	113,522.58	77,340.79	36,181.78	3.62%
144	11,660,647.99	110,484.44	77,113.37	33,371.07	3.43%
145	11,350,025.73	107,526.10	74,420.10	33,105.99	3.50%
146	11,047,517.55	104,645.48	69,520.39	35,125.08	3.82%
147	10,752,913.73	101,840.56	69,316.51	32,524.05	3.63%
148	10,466,009.94	99,109.37	64,698.28	34,411.09	3.95%
149	10,186,607.09	96,449.99	64,451.77	31,998.23	3.77%
150	9,914,511.22	93,860.57	62,106.03	31,754.54	3.84%
151	9,649,533.36	91,339.27	55,957.32	35,381.95	4.40%
152	9,391,489.39	88,884.32	57,581.88	31,302.44	4.00%
153	9,140,199.93	86,494.00	53,654.26	32,839.74	4.31%
154	8,895,490.21	84,166.62	53,400.21	30,766.42	4.15%
155	8,657,189.95	81,900.55	49,748.91	32,151.64	4.46%

156	8,425,133.26	79,694.19	49,462.68	30,231.52	4.31%
157	8,199,158.50	77,545.99	47,565.62	29,980.37	4.39%
158	7,979,108.21	75,454.43	44,240.44	31,213.99	4.69%
159	7,764,828.96	73,418.03	43,910.11	29,507.92	4.56%
160	7,556,171.27	71,435.36	40,790.08	30,645.28	4.87%
161	7,352,989.53	69,505.01	40,433.02	29,072.00	4.74%
162	7,155,141.84	67,625.63	38,759.14	28,866.50	4.84%
163	6,962,489.97	65,795.89	33,534.15	32,261.74	5.56%
164	6,774,899.26	64,014.48	35,536.08	28,478.40	5.04%
165	6,592,238.50	62,280.16	32,888.87	29,391.29	5.35%
166	6,414,379.85	60,591.69	32,473.57	28,118.12	5.26%
167	6,241,198.78	58,947.87	30,001.91	28,945.96	5.57%
168	6,072,573.95	57,347.55	29,595.94	27,751.60	5.48%
169	5,908,387.17	55,789.58	28,225.95	27,563.63	5.60%
170	5,748,523.25	54,272.86	26,023.82	28,249.04	5.90%
171	5,592,870.01	52,796.31	25,591.15	27,205.16	5.84%
172	5,441,318.14	51,358.88	23,540.15	27,818.73	6.13%
173	5,293,761.13	49,959.56	23,091.58	26,867.98	6.09%
174	5,150,095.25	48,597.35	21,890.73	26,706.62	6.22%
175	5,010,219.41	47,271.27	18,716.21	28,555.06	6.84%
176	4,874,035.15	45,980.38	19,583.34	26,397.04	6.50%
177	4,741,446.52	44,723.77	17,879.48	26,844.29	6.79%
178	4,612,360.07	43,500.53	17,397.23	26,103.30	6.79%
179	4,486,684.74	42,309.80	15,820.67	26,489.12	7.08%
180	4,363,281.40	41,142.71	15,318.97	25,823.74	7.10%
181	4,105,809.67	38,889.75	13,200.53	25,689.22	7.51%
182	3,993,558.40	37,821.17	11,883.10	25,938.07	7.79%
183	3,884,284.43	36,781.09	11,382.15	25,398.94	7.85%
184	3,777,910.08	35,768.77	10,169.75	25,599.01	8.13%
185	3,674,359.68	34,783.47	9,658.42	25,125.04	8.21%
186	3,573,559.50	33,824.48	8,830.62	24,993.86	8.39%
187	3,475,437.73	32,891.12	7,248.20	25,642.92	8.85%
188	3,379,924.43	31,982.71	7,240.42	24,742.28	8.78%
189	3,286,951.44	31,098.59	6,268.04	24,830.56	9.07%
190	3,196,452.39	30,238.13	5,733.94	24,504.19	9.20%
191	3,108,362.61	29,400.71	4,849.19	24,551.52	9.48%
192	3,022,619.12	28,585.71	4,307.16	24,278.55	9.64%
193	2,939,160.56	27,792.55	3,622.45	24,170.10	9.87%
194	2,857,927.15	27,020.66	2,860.90	24,159.76	10.14%
195	2,778,860.68	26,269.47	2,308.12	23,961.35	10.35%
196	2,701,904.43	25,538.44	1,623.47	23,914.97	10.62%
197	2,627,003.16	24,827.04	1,056.15	23,770.89	10.86%
198	2,554,103.06	24,134.75	449.76	23,684.99	11.13%

Assumptions:

100% Advancing
Triggers Failing
20% Libor
12 mo Lag
CPR (Curve)
CDR (Curve)
Prepayments exclusive of Defaults

Period	AFC (w/o Cap)	AFC (w/ Cap)
1		
2	4.986%	23.314%
3	4.818%	23.153%
4	4.968%	23.305%
5	4.794%	23.142%
6	4.777%	23.107%
7	5.475%	23.748%
8	5.104%	23.307%
9	5.253%	23.381%
10	5.060%	23.083%
11	5.202%	23.122%
12	5.006%	22.814%
13	5.803%	23.496%
14	5.987%	23.471%
15	5.782%	23.079%
16	5.963%	23.074%
17	5.759%	22.750%
18	5.747%	22.565%
19	6.887%	23.559%
20	6.221%	22.715%
21	6.428%	22.737%
22	6.220%	22.416%
23	6.427%	22.535%
24	6.220%	22.188%
25	8.346%	8.346%
26	9.024%	9.024%
27	8.739%	8.739%
28	9.024%	9.024%
29	8.739%	8.739%
30	8.739%	8.739%
31	10.454%	10.454%
32	9.571%	9.571%
33	9.890%	9.890%
34	9.571%	9.571%
35	9.890%	9.890%
36	9.571%	9.571%
37	10.286%	10.286%
38	10.793%	10.793%
39	10.445%	10.445%

40	10.794%	10.795%
41	10.445%	10.445%
42	10.445%	10.445%
43	12.352%	12.352%
44	11.296%	11.296%
45	11.673%	11.673%
46	11.296%	11.296%
47	11.673%	11.673%
48	11.297%	11.297%
49	11.302%	11.302%
50	11.689%	11.689%
51	11.312%	11.312%
52	11.689%	11.689%
53	11.313%	11.313%
54	11.318%	11.318%
55	12.095%	12.095%
56	11.325%	11.325%
57	11.705%	11.705%
58	11.325%	11.325%
59	11.705%	11.705%
60	11.325%	11.325%
61	11.326%	11.326%
62	11.704%	11.704%
63	11.327%	11.327%
64	11.705%	11.705%
65	11.328%	11.328%
66	11.328%	11.328%
67	12.542%	12.542%
68	11.329%	11.329%
69	11.707%	11.707%
70	11.330%	11.340%
71	11.708%	11.708%
72	11.331%	11.331%
73	11.331%	11.331%
74	11.709%	11.709%
75	11.332%	11.332%
76	11.710%	11.710%
77	11.333%	11.333%
78	11.334%	11.334%
79	12.548%	12.548%
80	11.335%	11.335%

Fieldstone Mortgage Investment Corp
Vectors for FFTW scenario

Period	CPR Vector	CDR Vector
1	2.797	0.000
2	5.321	0.000
3	7.845	0.000
4	10.369	0.000
5	12.893	0.000
6	15.408	0.000
7	17.216	0.080
8	19.024	0.160
9	20.831	0.241
10	22.638	0.321
11	24.444	0.401
12	27.181	0.481
13	26.997	0.562
14	26.720	0.642
15	26.440	0.722
16	26.159	0.802
17	25.878	0.883
18	25.598	0.963
19	25.151	1.300
20	24.703	1.638
21	24.211	1.975
22	23.719	2.313
23	23.226	2.650
24	23.132	2.988
25	68.050	3.325
26	63.736	3.662
27	58.987	4.000
28	54.239	4.337
29	49.490	4.675
30	45.387	5.012
31	43.996	5.347
32	42.604	5.681
33	41.213	5.993
34	39.821	6.305
35	38.430	6.617
36	37.494	6.930
37	40.376	6.756
38	39.607	6.582
39	38.819	6.409
40	38.031	6.235
41	37.527	6.061
42	37.058	5.888
43	36.603	5.862
44	36.147	5.843
45	35.692	5.825
46	35.236	5.806
47	34.781	5.787
48	34.341	5.769
49	33.936	5.750
50	33.546	5.732
51	33.157	5.713
52	32.768	5.695
53	32.379	5.676
54	31.990	5.658
55	31.601	5.639
56	31.212	5.620
57	30.823	5.602
58	30.434	5.583
59	30.045	5.565
60	29.662	5.546
61	29.655	5.528
62	29.647	5.509
63	29.639	5.491
64	29.632	5.472
65	29.624	5.453
66	29.616	5.435
67	29.609	5.416
68	29.601	5.398
69	29.594	5.379
70	29.586	5.361
71	29.578	5.342
72	29.571	5.323

Period	1mL FWD	6mL FWD
1	1.12	1.21
2	1.15887	1.26027
3	1.15887	1.3296
4	1.22579	1.39896
5	1.27362	1.50132
6	1.27362	1.62896
7	1.45108	1.75669
8	1.57267	1.90295
9	1.57267	2.0637
10	1.83633	2.22458
11	2.03458	2.39284
12	2.03458	2.55896
13	2.32206	2.72522
14	2.52933	2.89122
15	2.52933	3.0501
16	2.83634	3.20911
17	3.02118	3.35699
18	3.02118	3.49951
19	3.30658	3.64214
20	3.47101	3.75976
21	3.47101	3.88104
22	3.71167	4.00239
23	3.86433	4.10345
24	3.86433	4.20517
25	4.00162	4.30696
26	4.18733	4.406
27	4.18733	4.49593
28	4.30792	4.5859
29	4.46437	4.67149
30	4.46437	4.74971
31	4.58529	4.82796
32	4.71713	4.90091
33	4.71713	4.9714
34	4.81174	5.04191
35	4.92469	5.1115
36	4.92469	5.17855
37	5.01431	5.24563
38	5.13156	5.31051
39	5.13156	5.36922
40	5.22065	5.42794
41	5.31859	5.48332
42	5.31859	5.53568
43	5.39526	5.58806
44	5.47614	5.65205
45	5.47614	5.73085
46	5.54556	5.81135
47	5.62575	5.88167
48	5.62575	5.94001
49	5.77043	6.00002
50	5.93805	6.03696

51	5.9478	6.04693
52	5.95751	6.05688
53	5.96736	6.0668
54	5.97703	6.07669
55	5.98666	6.08657
56	5.99642	6.0965
57	6.00603	6.10657
58	6.01559	6.11677
59	6.02524	6.1271
60	6.0348	6.13753
61	6.04482	6.14805
62	6.05532	6.15858
63	6.06573	6.169
64	6.07603	6.17933
65	6.08625	6.18956
66	6.09637	6.19969
67	6.10639	6.20973
68	6.11632	6.21966
69	6.12615	6.2295
70	6.13588	6.23924
71	6.14551	6.24887
72	6.15506	6.25842
73	6.1645	6.26786
74	6.17385	6.2772
75	6.1831	6.28645
76	6.19225	6.29559
77	6.20131	6.30464
78	6.21028	6.31359
79	6.21914	6.32244
80	6.22791	6.33139
81	6.23658	6.34072
82	6.24515	6.35042
83	6.25363	6.36049
84	6.26203	6.37091
85	6.27144	6.38169
86	6.28243	6.39262
87	6.29329	6.4034
88	6.30401	6.41403
89	6.31458	6.42452
90	6.32502	6.43487
91	6.3353	6.44506
92	6.34545	6.45511
93	6.35545	6.46501
94	6.3653	6.47477
95	6.37503	6.48438
96	6.38459	6.49384
97	6.39402	6.50315
98	6.40331	6.51232
99	6.41245	6.52134
100	6.42145	6.53021
101	6.4303	6.53894
102	6.43902	6.54752

103	6.44758	6.55595
104	6.456	6.56424
105	6.46429	6.57238
106	6.47243	6.58037
107	6.48042	6.58822
108	6.48827	6.59591
109	6.49597	6.60346
110	6.50354	6.61087
111	6.51096	6.61812
112	6.51824	6.62523
113	6.52537	6.63219
114	6.53236	6.63901
115	6.53921	6.64569
116	6.54592	6.65282
117	6.55248	6.66101
118	6.55889	6.67016
119	6.56516	6.68018
120	6.57137	6.69098
121	6.58085	6.70245
122	6.59371	6.71392
123	6.6059	6.72468
124	6.6174	6.73474
125	6.62821	6.7441
126	6.63834	6.75275
127	6.64778	6.76069
128	6.65654	6.76793
129	6.66461	6.77447
130	6.672	6.7803
131	6.6787	6.78543
132	6.68471	6.78985
133	6.69004	6.79357
134	6.69468	6.79658
135	6.69865	6.79889
136	6.70192	6.80049
137	6.70451	6.80139
138	6.70641	6.80158
139	6.70762	6.8011
140	6.70815	6.80092
141	6.70799	6.80214
142	6.70715	6.80477
143	6.70562	6.80885
144	6.7036	6.8144
145	6.7066	6.82141
146	6.71524	6.82893
147	6.72337	6.8359
148	6.73095	6.84231
149	6.73799	6.84817
150	6.7445	6.85348
151	6.75047	6.85824
152	6.7559	6.86244
153	6.76079	6.86609
154	6.76514	6.86918

155	6.76896	6.87173
156	6.77224	6.87371
157	6.77498	6.87515
158	6.77719	6.87604
159	6.77885	6.87636
160	6.77998	6.87614
161	6.78056	6.87536
162	6.78062	6.87403
163	6.78013	6.87215
164	6.77911	6.86971
165	6.77754	6.86672
166	6.77544	6.86318
167	6.7728	6.85908
168	6.76963	6.85443
169	6.76591	6.84922
170	6.76166	6.84347
171	6.75687	6.83716
172	6.75154	6.8303
173	6.74567	6.82288
174	6.73927	6.81491
175	6.73232	6.80643
176	6.72485	6.79822
177	6.71683	6.79126
178	6.70827	6.78559
179	6.69918	6.78129
180	6.68977	6.7784
181	6.68445	6.77695
182	6.6842	6.7762
183	6.68377	6.77526
184	6.68315	6.77411
185	6.68233	6.77276
186	6.68131	6.77121
187	6.68009	6.76946
188	6.67869	6.76751
189	6.67708	6.76535
190	6.67528	6.76299
191	6.67328	6.76043
192	6.67109	6.75767
193	6.66869	6.75471
194	6.66611	6.75155
195	6.66333	6.74818
196	6.66034	6.74461
197	6.65717	6.74084
198	6.65379	6.73687
199	6.65022	6.7327
200	6.64646	6.72832
201	6.6425	6.72374
202	6.63834	6.71897
203	6.63399	6.71398
204	6.62944	6.7088
205	6.62469	6.70342
206	6.61975	6.69783

207	6.6146	6.69204
208	6.60926	6.68605
209	6.60373	6.67986
210	6.59801	6.67347
211	6.59208	6.66688
212	6.58596	6.66008
213	6.57964	6.65309
214	6.57312	6.64589
215	6.56642	6.63849
216	6.55951	6.63089
217	6.55241	6.62308
218	6.54511	6.61508
219	6.53761	6.60687
220	6.52992	6.59847
221	6.52203	6.58986
222	6.51395	6.58105
223	6.50567	6.57204
224	6.4972	6.56283
225	6.48852	6.55342
226	6.47965	6.5438
227	6.47059	6.53399
228	6.46133	6.52397
229	6.45187	6.51375
230	6.44221	6.50333
231	6.43236	6.49271
232	6.42232	6.48189
233	6.41207	6.47087
234	6.40163	6.45965
235	6.391	6.44821
236	6.38017	6.43648
237	6.36914	6.42433
238	6.35792	6.41183
239	6.3465	6.39903
240	6.33483	6.38598
241	6.32241	6.37274
242	6.3092	6.35946
243	6.29608	6.34629
244	6.28309	6.33325
245	6.27021	6.32032
246	6.25744	6.30751
247	6.24479	6.29482
248	6.23225	6.28224
249	6.21982	6.26978
250	6.20751	6.25744
251	6.19531	6.24522
252	6.18323	6.23311
253	6.17125	6.22112
254	6.1594	6.20925
255	6.14765	6.19749
256	6.13603	6.18585
257	6.12451	6.17433
258	6.1131	6.16293

259	6.10181	6.15164
260	6.09063	6.14047
261	6.07957	6.12942
262	6.06863	6.11849
263	6.0578	6.10767
264	6.04708	6.09697
265	6.03646	6.08638
266	6.02598	6.07591
267	6.01559	6.06556
268	6.00532	6.05533
269	5.99518	6.04521
270	5.98514	6.03522
271	5.97521	6.02533
272	5.9654	6.01557
273	5.95571	6.00592
274	5.94612	5.99639
275	5.93665	5.98697
276	5.92729	5.97767
277	5.91805	5.96849
278	5.90892	5.95943
279	5.8999	5.95048
280	5.891	5.94165
281	5.88221	5.93294
282	5.87354	5.92434
283	5.86497	5.91586
284	5.85653	5.90749
285	5.8482	5.89925
286	5.83997	5.89111
287	5.83187	5.8831
288	5.82387	5.8752
289	5.816	5.86742
290	5.80823	5.85976
291	5.80057	5.85221
292	5.79303	5.84478
293	5.78561	5.83746
294	5.7783	5.83027
295	5.7711	5.82318
296	5.76402	5.81622
297	5.75705	5.80937
298	5.75019	5.80264
299	5.74345	5.79602
300	5.73681	5.78953
301	5.73031	5.78314
302	5.7239	5.77688
303	5.71761	5.77073
304	5.71144	5.7647
305	5.70537	5.75878
306	5.69942	5.75298
307	5.69359	5.7473
308	5.68787	5.74173
309	5.68226	5.73628
310	5.67677	5.73094

311	5.67138	5.72573
312	5.66612	5.72062
313	5.66096	5.71564
314	5.65592	5.71077
315	5.651	5.70602
316	5.64619	5.70138
317	5.64148	5.69686
318	5.6369	5.69246
319	5.63243	5.68817
320	5.62808	5.684
321	5.62383	5.67995
322	5.6197	5.67601
323	5.61568	5.67219
324	5.61178	5.66848
325	5.60799	5.66489
326	5.6043	5.66142
327	5.60074	5.65806
328	5.59729	5.65482
329	5.59396	5.6517
330	5.59073	5.64869
331	5.58762	5.6458
332	5.58463	5.64302
333	5.58174	5.64036
334	5.57898	5.63782
335	5.57632	5.63539
336	5.57379	5.63308
337	5.57135	5.63089
338	5.56904	5.62881
339	5.56684	5.62685
340	5.56475	5.625
341	5.56277	5.62327
342	5.56092	5.62166
343	5.55917	5.62016
344	5.55753	5.61878
345	5.55602	5.61752
346	5.55461	5.61637
347	5.55332	5.61534
348	5.55214	5.61442
349	5.55107	5.61362
350	5.55012	5.61294
351	5.54928	5.61237
352	5.54856	5.61192
353	5.54794	5.61158
354	5.54745	5.61137
355	5.54707	5.61122
356	5.5468	5.62027
357	5.54664	5.62805
358	5.5466	5.63454
359	5.54667	5.63971
360	5.54658	5.64356

	CDR Vector	CPR FIX	CPR ARM
1	0.00%	0.00%	0.00%
2	0.35%	1.64%	1.76%
3	0.70%	3.27%	3.53%
4	1.04%	4.91%	5.29%
5	1.39%	6.55%	7.06%
6	1.74%	8.18%	8.82%
7	2.09%	9.82%	10.59%
8	2.43%	11.45%	12.35%
9	2.78%	13.09%	14.12%
10	3.13%	14.73%	15.88%
11	3.48%	16.36%	17.65%
12	3.83%	18.00%	19.41%
13	4.17%	18.00%	21.18%
14	4.52%	18.00%	22.94%
15	4.87%	18.00%	24.71%
16	5.22%	18.00%	26.47%
17	5.57%	18.00%	28.24%
18	5.91%	18.00%	30.00%
19	6.26%	18.00%	33.33%
20	6.61%	18.00%	36.67%
21	6.96%	18.00%	40.00%
22	7.30%	18.00%	43.33%
23	7.65%	18.00%	46.67%
24	8.00%	18.00%	50.00%
25	8.00%	18.03%	48.75%
26	8.00%	18.06%	47.50%
27	8.00%	18.09%	46.25%
28	8.00%	18.13%	45.00%
29	8.00%	18.16%	43.75%
30	8.00%	18.19%	42.50%
31	8.00%	18.22%	41.25%
32	8.00%	18.25%	40.00%
33	8.00%	18.28%	38.75%
34	8.00%	18.31%	37.50%
35	8.00%	18.34%	36.25%
36	8.00%	18.38%	35.00%
37	8.00%	18.41%	33.75%
38	8.00%	18.44%	32.50%
39	8.00%	18.47%	31.25%
40	8.00%	18.50%	30.00%
41	8.00%	18.53%	30.00%
42	8.00%	18.56%	30.00%
43	8.00%	18.59%	30.00%
44	8.00%	18.63%	30.00%
45	8.00%	18.66%	30.00%
46	8.00%	18.69%	30.00%
47	8.00%	18.72%	30.00%
48	8.00%	18.75%	30.00%
49	7.96%	18.78%	30.00%
50	7.92%	18.81%	30.00%
51	7.88%	18.84%	30.00%

52	7.83%	18.88%	30.00%
53	7.79%	18.91%	30.00%
54	7.75%	18.94%	30.00%
55	7.71%	18.97%	30.00%
56	7.67%	19.00%	30.00%
57	7.63%	19.03%	30.00%
58	7.58%	19.06%	30.00%
59	7.54%	19.09%	30.00%
60	7.50%	19.13%	30.00%
61	7.46%	19.16%	30.00%
62	7.42%	19.19%	30.00%
63	7.38%	19.22%	30.00%
64	7.33%	19.25%	30.00%
65	7.29%	19.28%	30.00%
66	7.25%	19.31%	30.00%
67	7.21%	19.34%	30.00%
68	7.17%	19.38%	30.00%
69	7.13%	19.41%	30.00%
70	7.08%	19.44%	30.00%
71	7.04%	19.47%	30.00%
72	7.00%	19.50%	30.00%
73	6.96%	19.53%	30.00%
74	6.92%	19.56%	30.00%
75	6.88%	19.59%	30.00%
76	6.83%	19.63%	30.00%
77	6.79%	19.66%	30.00%
78	6.75%	19.69%	30.00%
79	6.71%	19.72%	30.00%
80	6.67%	19.75%	30.00%
81	6.63%	19.78%	30.00%
82	6.58%	19.81%	30.00%
83	6.54%	19.84%	30.00%
84	6.50%	19.88%	30.00%
85	6.46%	19.91%	30.00%
86	6.42%	19.94%	30.00%
87	6.38%	19.97%	30.00%
88	6.33%	20.00%	30.00%
89	6.29%	20.03%	30.00%
90	6.25%	20.06%	30.00%
91	6.21%	20.09%	30.00%
92	6.17%	20.13%	30.00%
93	6.13%	20.16%	30.00%
94	6.08%	20.19%	30.00%
95	6.04%	20.22%	30.00%
96	6.00%	20.25%	30.00%
97	5.96%	20.28%	30.00%
98	5.92%	20.31%	30.00%
99	5.88%	20.34%	30.00%
100	5.83%	20.37%	30.00%
101	5.79%	20.41%	30.00%
102	5.75%	20.44%	30.00%
103	5.71%	20.47%	30.00%

104	5.67%	20.50%	30.00%
105	5.63%	20.53%	30.00%
106	5.58%	20.56%	30.00%
107	5.54%	20.59%	30.00%
108	5.50%	20.62%	30.00%
109	5.46%	20.66%	30.00%
110	5.42%	20.69%	30.00%
111	5.38%	20.72%	30.00%
112	5.33%	20.75%	30.00%
113	5.29%	20.78%	30.00%
114	5.25%	20.81%	30.00%
115	5.21%	20.84%	30.00%
116	5.17%	20.87%	30.00%
117	5.13%	20.91%	30.00%
118	5.08%	20.94%	30.00%
119	5.04%	20.97%	30.00%
120	5.00%	21.00%	30.00%
121	5.00%	21.00%	30.00%
122	5.00%	21.00%	30.00%
123	5.00%	21.00%	30.00%
124	5.00%	21.00%	30.00%
125	5.00%	21.00%	30.00%
126	5.00%	21.00%	30.00%
127	5.00%	21.00%	30.00%
128	5.00%	21.00%	30.00%
129	5.00%	21.00%	30.00%
130	5.00%	21.00%	30.00%
131	5.00%	21.00%	30.00%
132	5.00%	21.00%	30.00%
133	5.00%	21.00%	30.00%
134	5.00%	21.00%	30.00%
135	5.00%	21.00%	30.00%
136	5.00%	21.00%	30.00%
137	5.00%	21.00%	30.00%
138	5.00%	21.00%	30.00%
139	5.00%	21.00%	30.00%
140	5.00%	21.00%	30.00%
141	5.00%	21.00%	30.00%
142	5.00%	21.00%	30.00%
143	5.00%	21.00%	30.00%
144	5.00%	21.00%	30.00%
145	5.00%	21.00%	30.00%
146	5.00%	21.00%	30.00%
147	5.00%	21.00%	30.00%
148	5.00%	21.00%	30.00%
149	5.00%	21.00%	30.00%
150	5.00%	21.00%	30.00%
151	5.00%	21.00%	30.00%
152	5.00%	21.00%	30.00%
153	5.00%	21.00%	30.00%
154	5.00%	21.00%	30.00%
155	5.00%	21.00%	30.00%

156	5.00%	21.00%	30.00%
157	5.00%	21.00%	30.00%
158	5.00%	21.00%	30.00%
159	5.00%	21.00%	30.00%
160	5.00%	21.00%	30.00%
161	5.00%	21.00%	30.00%
162	5.00%	21.00%	30.00%
163	5.00%	21.00%	30.00%
164	5.00%	21.00%	30.00%
165	5.00%	21.00%	30.00%
166	5.00%	21.00%	30.00%
167	5.00%	21.00%	30.00%
168	5.00%	21.00%	30.00%
169	5.00%	21.00%	30.00%
170	5.00%	21.00%	30.00%
171	5.00%	21.00%	30.00%
172	5.00%	21.00%	30.00%
173	5.00%	21.00%	30.00%
174	5.00%	21.00%	30.00%
175	5.00%	21.00%	30.00%
176	5.00%	21.00%	30.00%
177	5.00%	21.00%	30.00%
178	5.00%	21.00%	30.00%
179	5.00%	21.00%	30.00%
180	5.00%	21.00%	30.00%
181	5.00%	21.00%	30.00%
182	5.00%	21.00%	30.00%
183	5.00%	21.00%	30.00%
184	5.00%	21.00%	30.00%
185	5.00%	21.00%	30.00%
186	5.00%	21.00%	30.00%
187	5.00%	21.00%	30.00%
188	5.00%	21.00%	30.00%
189	5.00%	21.00%	30.00%
190	5.00%	21.00%	30.00%
191	5.00%	21.00%	30.00%
192	5.00%	21.00%	30.00%
193	5.00%	21.00%	30.00%
194	5.00%	21.00%	30.00%
195	5.00%	21.00%	30.00%
196	5.00%	21.00%	30.00%
197	5.00%	21.00%	30.00%
198	5.00%	21.00%	30.00%
199	5.00%	21.00%	30.00%
200	5.00%	21.00%	30.00%
201	5.00%	21.00%	30.00%
202	5.00%	21.00%	30.00%
203	5.00%	21.00%	30.00%
204	5.00%	21.00%	30.00%
205	5.00%	21.00%	30.00%
206	5.00%	21.00%	30.00%
207	5.00%	21.00%	30.00%

208	5.00%	21.00%	30.00%
209	5.00%	21.00%	30.00%
210	5.00%	21.00%	30.00%
211	5.00%	21.00%	30.00%
212	5.00%	21.00%	30.00%
213	5.00%	21.00%	30.00%
214	5.00%	21.00%	30.00%
215	5.00%	21.00%	30.00%
216	5.00%	21.00%	30.00%
217	5.00%	21.00%	30.00%
218	5.00%	21.00%	30.00%
219	5.00%	21.00%	30.00%
220	5.00%	21.00%	30.00%
221	5.00%	21.00%	30.00%
222	5.00%	21.00%	30.00%
223	5.00%	21.00%	30.00%
224	5.00%	21.00%	30.00%
225	5.00%	21.00%	30.00%
226	5.00%	21.00%	30.00%
227	5.00%	21.00%	30.00%
228	5.00%	21.00%	30.00%
229	5.00%	21.00%	30.00%
230	5.00%	21.00%	30.00%
231	5.00%	21.00%	30.00%
232	5.00%	21.00%	30.00%
233	5.00%	21.00%	30.00%
234	5.00%	21.00%	30.00%
235	5.00%	21.00%	30.00%
236	5.00%	21.00%	30.00%
237	5.00%	21.00%	30.00%
238	5.00%	21.00%	30.00%
239	5.00%	21.00%	30.00%
240	5.00%	21.00%	30.00%
241	5.00%	21.00%	30.00%
242	5.00%	21.00%	30.00%
243	5.00%	21.00%	30.00%
244	5.00%	21.00%	30.00%
245	5.00%	21.00%	30.00%
246	5.00%	21.00%	30.00%
247	5.00%	21.00%	30.00%
248	5.00%	21.00%	30.00%
249	5.00%	21.00%	30.00%
250	5.00%	21.00%	30.00%
251	5.00%	21.00%	30.00%
252	5.00%	21.00%	30.00%
253	5.00%	21.00%	30.00%
254	5.00%	21.00%	30.00%
255	5.00%	21.00%	30.00%
256	5.00%	21.00%	30.00%
257	5.00%	21.00%	30.00%
258	5.00%	21.00%	30.00%
259	5.00%	21.00%	30.00%

260	5.00%	21.00%	30.00%
261	5.00%	21.00%	30.00%
262	5.00%	21.00%	30.00%
263	5.00%	21.00%	30.00%
264	5.00%	21.00%	30.00%
265	5.00%	21.00%	30.00%
266	5.00%	21.00%	30.00%
267	5.00%	21.00%	30.00%
268	5.00%	21.00%	30.00%
269	5.00%	21.00%	30.00%
270	5.00%	21.00%	30.00%
271	5.00%	21.00%	30.00%
272	5.00%	21.00%	30.00%
273	5.00%	21.00%	30.00%
274	5.00%	21.00%	30.00%
275	5.00%	21.00%	30.00%
276	5.00%	21.00%	30.00%
277	5.00%	21.00%	30.00%
278	5.00%	21.00%	30.00%
279	5.00%	21.00%	30.00%
280	5.00%	21.00%	30.00%
281	5.00%	21.00%	30.00%
282	5.00%	21.00%	30.00%
283	5.00%	21.00%	30.00%
284	5.00%	21.00%	30.00%
285	5.00%	21.00%	30.00%
286	5.00%	21.00%	30.00%
287	5.00%	21.00%	30.00%
288	5.00%	21.00%	30.00%
289	5.00%	21.00%	30.00%
290	5.00%	21.00%	30.00%
291	5.00%	21.00%	30.00%
292	5.00%	21.00%	30.00%
293	5.00%	21.00%	30.00%
294	5.00%	21.00%	30.00%
295	5.00%	21.00%	30.00%
296	5.00%	21.00%	30.00%
297	5.00%	21.00%	30.00%
298	5.00%	21.00%	30.00%
299	5.00%	21.00%	30.00%
300	5.00%	21.00%	30.00%
301	5.00%	21.00%	30.00%
302	5.00%	21.00%	30.00%
303	5.00%	21.00%	30.00%
304	5.00%	21.00%	30.00%
305	5.00%	21.00%	30.00%
306	5.00%	21.00%	30.00%
307	5.00%	21.00%	30.00%
308	5.00%	21.00%	30.00%
309	5.00%	21.00%	30.00%
310	5.00%	21.00%	30.00%
311	5.00%	21.00%	30.00%

312	5.00%	21.00%	30.00%
313	5.00%	21.00%	30.00%
314	5.00%	21.00%	30.00%
315	5.00%	21.00%	30.00%
316	5.00%	21.00%	30.00%
317	5.00%	21.00%	30.00%
318	5.00%	21.00%	30.00%
319	5.00%	21.00%	30.00%
320	5.00%	21.00%	30.00%
321	5.00%	21.00%	30.00%
322	5.00%	21.00%	30.00%
323	5.00%	21.00%	30.00%
324	5.00%	21.00%	30.00%
325	5.00%	21.00%	30.00%
326	5.00%	21.00%	30.00%
327	5.00%	21.00%	30.00%
328	5.00%	21.00%	30.00%
329	5.00%	21.00%	30.00%
330	5.00%	21.00%	30.00%
331	5.00%	21.00%	30.00%
332	5.00%	21.00%	30.00%
333	5.00%	21.00%	30.00%
334	5.00%	21.00%	30.00%
335	5.00%	21.00%	30.00%
336	5.00%	21.00%	30.00%
337	5.00%	21.00%	30.00%
338	5.00%	21.00%	30.00%
339	5.00%	21.00%	30.00%
340	5.00%	21.00%	30.00%
341	5.00%	21.00%	30.00%
342	5.00%	21.00%	30.00%
343	5.00%	21.00%	30.00%
344	5.00%	21.00%	30.00%
345	5.00%	21.00%	30.00%
346	5.00%	21.00%	30.00%
347	5.00%	21.00%	30.00%
348	5.00%	21.00%	30.00%
349	5.00%	21.00%	30.00%
350	5.00%	21.00%	30.00%
351	5.00%	21.00%	30.00%
352	5.00%	21.00%	30.00%
353	5.00%	21.00%	30.00%
354	5.00%	21.00%	30.00%
355	5.00%	21.00%	30.00%
356	5.00%	21.00%	30.00%
357	5.00%	21.00%	30.00%
358	5.00%	21.00%	30.00%
359	5.00%	21.00%	30.00%
360	5.00%	21.00%	30.00%

Assumptions:

Runs to Maturity
100% Advancing
Triggers Failing
12 mo Lag
Prepayments exclusive of Defaults

Bond	Rating	Interest Rates	CPR	CDR	Severity	Break-Even CDR Curve Multiple	Cum Net Loss on Collateral
M2	A	Forward Libor	Curve	Curve	35%	2.9	12.19%
M3	A-	Forward Libor	Curve	Curve	35%	2.3	10.36%
M4	BBB+	Forward Libor	Curve	Curve	35%	1.9	8.98%
M5	BBB	Forward Libor	Curve	Curve	35%	1.6	7.86%
B	BBB-	Forward Libor	Curve	Curve	35%	0.9	4.86%

Assumptions:

Runs to Call
100% Advancing
Triggers Failing
12 mo Lag
Prepayments exclusive of Defaults

Bond	Rating	Interest Rates	CPR	CDR	Severity	Break-Even CDR Curve Multiple	Cum Net Loss on Collateral
M2	A	Forward Libor	Curve	Curve	35%	3.5	13.79%
M3	A-	Forward Libor	Curve	Curve	35%	2.7	11.90%
M4	BBB+	Forward Libor	Curve	Curve	35%	2.3	10.36%
M5	BBB	Forward Libor	Curve	Curve	35%	1.9	8.98%
B	BBB-	Forward Libor	Curve	Curve	35%	1.5	7.47%

PRICING Speeds, FWD Libor, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	774,241.65	1,905,136.02	4.57%
2	488,153,839.62	2,616,716.60	1,289,306.48	1,327,410.12	3.26%
3	476,518,930.76	2,555,101.70	1,296,726.64	1,258,375.06	3.17%
4	465,087,312.49	2,494,490.96	1,285,348.85	1,209,142.11	3.12%
5	453,851,634.91	2,434,845.88	1,311,380.91	1,123,464.96	2.97%
6	442,805,162.99	2,376,131.50	1,296,238.44	1,079,893.06	2.93%
7	431,941,778.01	2,318,316.45	1,147,171.48	1,171,144.98	3.25%
8	421,255,976.32	2,261,372.90	1,221,638.71	1,039,734.19	2.96%
9	410,742,865.29	2,205,276.54	1,180,181.49	1,025,095.05	2.99%
10	400,398,156.28	2,150,006.60	1,275,462.32	874,544.29	2.62%
11	390,218,154.62	2,095,545.73	1,292,753.21	802,792.52	2.47%
12	380,199,746.45	2,041,879.93	1,300,548.53	741,331.40	2.34%
13	370,340,496.04	1,988,999.37	1,068,849.55	920,149.82	2.98%
14	360,736,164.95	1,937,484.23	1,078,011.93	859,472.31	2.86%
15	351,380,173.83	1,887,299.33	1,086,005.55	801,293.78	2.74%
16	342,266,112.97	1,838,410.37	1,118,233.92	720,176.44	2.52%
17	333,387,737.92	1,790,783.94	1,177,268.28	613,515.66	2.21%
18	324,738,965.22	1,744,387.51	1,152,399.24	591,988.27	2.19%
19	316,313,868.27	1,699,189.37	950,673.92	748,515.45	2.84%
20	308,106,673.30	1,655,158.62	1,068,594.28	586,564.34	2.28%
21	300,111,755.39	1,612,265.17	1,008,879.29	603,385.88	2.41%
22	292,323,634.68	1,570,479.70	1,074,827.90	495,651.81	2.03%
23	284,736,972.60	1,529,773.65	1,049,153.52	480,620.13	2.03%
24	277,346,568.23	1,490,119.19	1,057,509.04	432,610.14	1.87%
25	270,147,354.77	1,922,229.77	1,061,893.17	860,336.60	3.82%
26	263,174,742.60	1,940,209.55	1,041,140.14	899,069.41	4.10%
27	256,390,713.83	1,890,028.08	1,049,525.97	840,502.11	3.93%
28	249,781,081.05	1,841,140.58	1,014,574.37	826,566.20	3.97%
29	243,341,367.15	1,793,513.71	1,053,672.52	739,841.19	3.65%
30	237,067,209.90	1,747,115.04	1,027,835.02	719,280.02	3.64%
31	230,954,359.03	1,806,735.20	926,057.85	880,677.35	4.58%
32	225,004,024.54	1,772,972.62	1,024,138.26	748,834.37	3.99%
33	219,207,967.27	1,727,117.22	966,782.09	760,335.13	4.16%
34	213,560,795.28	1,682,444.15	990,802.13	691,642.02	3.89%
35	208,058,689.19	1,638,922.98	953,610.24	685,312.75	3.95%
36	202,697,927.55	1,596,524.07	961,196.37	635,327.70	3.76%
37	197,474,884.36	1,608,170.01	959,166.97	649,003.04	3.94%
38	192,389,320.94	1,579,999.27	915,912.60	664,086.67	4.14%
39	187,435,716.31	1,539,131.03	918,178.81	620,952.22	3.98%
40	182,609,283.61	1,499,316.52	876,377.97	622,938.56	4.09%
41	177,906,762.39	1,460,528.61	895,700.86	564,827.75	3.81%
42	173,324,975.75	1,422,740.88	871,885.01	550,855.87	3.81%
43	168,860,828.23	1,421,713.98	776,476.57	645,237.42	4.59%
44	164,513,502.09	1,392,308.88	848,488.11	543,820.77	3.97%
45	160,278,472.28	1,356,288.61	800,097.99	556,190.62	4.16%
46	156,152,129.26	1,321,197.10	814,426.28	506,770.82	3.89%
47	152,131,687.60	1,287,010.44	777,587.27	509,423.18	4.02%

48	148,214,433.22	1,253,705.36	782,939.54	470,765.81	3.81%
49	144,397,721.56	1,255,758.10	779,900.57	475,857.53	3.95%
50	140,681,032.31	1,230,431.57	753,966.61	476,464.96	4.06%
51	137,060,375.40	1,198,593.94	760,135.72	438,458.23	3.84%
52	133,532,602.48	1,167,577.25	717,703.21	449,874.04	4.04%
53	130,095,334.13	1,137,360.36	723,579.99	413,780.37	3.82%
54	126,746,251.84	1,107,922.69	705,950.83	401,971.86	3.81%
55	123,483,096.49	1,089,181.97	644,309.07	444,872.90	4.32%
56	120,304,253.23	1,062,209.53	671,970.01	390,239.51	3.89%
57	117,207,081.93	1,034,712.21	634,439.86	400,272.35	4.10%
58	114,189,369.40	1,007,924.06	639,597.64	368,326.41	3.87%
59	111,249,080.27	981,826.82	603,873.75	377,953.07	4.08%
60	108,384,231.32	956,402.72	608,777.70	347,625.01	3.85%
61	105,592,890.08	935,407.51	593,960.91	341,446.60	3.88%
62	102,846,761.51	911,678.85	560,703.04	350,975.81	4.10%
63	100,171,602.74	887,845.64	565,171.50	322,674.14	3.87%
64	97,565,504.65	864,630.79	533,502.61	331,128.18	4.07%
65	95,026,691.63	842,018.32	537,731.43	304,286.89	3.84%
66	92,553,433.64	819,992.66	524,498.55	295,494.11	3.83%
67	90,144,045.03	801,821.14	462,072.32	339,748.82	4.52%
68	87,797,270.27	781,456.37	498,971.70	282,484.66	3.86%
69	85,511,176.78	761,005.05	470,964.96	290,040.09	4.07%
70	83,284,129.94	741,084.65	474,649.05	266,435.61	3.84%
71	81,114,611.30	721,681.45	447,987.81	273,693.65	4.05%
72	79,001,141.38	702,782.09	451,473.57	251,308.51	3.82%
73	76,942,278.69	687,013.86	440,299.16	246,714.70	3.85%
74	74,936,938.66	669,510.39	415,542.87	253,967.52	4.07%
75	72,983,477.80	651,968.01	418,750.64	233,217.37	3.83%
76	71,080,500.49	634,881.32	395,188.85	239,692.46	4.05%
77	69,226,708.18	618,238.53	398,222.51	220,016.03	3.81%
78	67,420,835.67	602,028.19	388,326.92	213,701.27	3.80%
79	65,661,650.21	588,350.25	342,023.00	246,327.25	4.50%
80	63,948,213.97	573,312.73	369,243.83	204,068.90	3.83%
81	62,279,130.34	558,271.63	348,431.82	209,839.80	4.04%
82	60,653,207.85	543,621.51	351,069.93	192,551.58	3.81%
83	59,069,336.02	529,352.27	331,268.05	198,084.22	4.02%
84	57,526,432.85	515,454.04	333,762.78	181,691.26	3.79%
85	56,023,444.14	503,783.86	325,472.04	178,311.82	3.82%
86	54,559,582.31	490,916.48	307,215.51	183,700.97	4.04%
87	53,133,642.58	478,019.42	309,629.19	168,390.24	3.80%
88	51,744,601.13	465,457.86	292,245.08	173,212.79	4.02%
89	50,391,508.32	453,223.12	294,523.69	158,699.43	3.78%
90	49,073,438.90	441,306.74	309,423.10	131,883.64	3.22%
91	47,789,491.37	431,472.59	272,528.62	158,943.97	3.99%
92	46,539,021.38	420,455.34	294,218.35	126,236.99	3.25%
93	45,320,971.95	409,393.33	277,564.40	131,828.92	3.49%
94	44,134,463.64	398,619.30	279,028.77	119,590.53	3.25%
95	42,978,684.43	388,125.80	262,672.30	125,453.50	3.50%
96	41,852,843.17	377,905.57	264,008.36	113,897.22	3.27%
97	40,756,169.00	369,341.30	256,766.95	112,574.36	3.31%
98	39,688,099.70	359,870.08	241,645.83	118,224.25	3.57%
99	38,647,740.96	350,387.10	242,804.17	107,582.94	3.34%

100	37,634,343.16	341,151.21	228,458.28	112,692.93	3.59%
101	36,647,211.99	332,155.99	229,504.74	102,651.26	3.36%
102	35,685,670.93	323,395.24	223,094.59	100,300.65	3.37%
103	34,749,060.84	315,938.68	202,849.00	113,089.68	3.91%
104	33,836,890.02	307,800.71	210,734.81	97,065.90	3.44%
105	32,948,403.03	299,675.92	198,173.34	101,502.57	3.70%
106	32,082,961.17	291,763.01	198,967.36	92,795.65	3.47%
107	31,239,970.71	284,056.51	187,060.87	96,995.65	3.73%
108	30,418,853.16	276,551.06	187,762.71	88,788.36	3.50%
109	29,619,044.90	270,065.94	182,363.37	87,702.57	3.55%
110	28,840,115.67	263,078.50	171,383.61	91,694.89	3.82%
111	28,081,427.87	256,121.29	171,957.56	84,163.73	3.60%
112	27,342,437.32	249,345.70	161,558.66	87,787.04	3.85%
113	26,622,636.32	242,747.03	162,052.42	80,694.60	3.64%
114	25,921,530.20	236,320.68	157,280.36	79,040.32	3.66%
115	25,238,636.98	230,684.10	137,854.80	92,829.29	4.41%
116	24,573,579.59	224,688.39	148,084.15	76,604.24	3.74%
117	23,925,820.74	218,734.43	139,020.50	79,713.93	4.00%
118	23,294,896.85	212,936.06	139,333.33	73,602.73	3.79%
119	22,680,373.76	207,289.25	130,759.59	76,529.66	4.05%
120	22,081,828.48	201,790.08	131,008.11	70,781.97	3.85%
121	21,498,848.86	196,977.16	127,054.85	69,922.32	3.90%
122	20,931,116.40	191,879.48	119,277.49	72,601.98	4.16%
123	20,378,173.08	186,783.91	119,533.75	67,250.15	3.96%
124	19,839,616.66	181,821.66	112,155.63	69,666.03	4.21%
125	19,315,075.94	176,989.27	112,333.36	64,655.91	4.02%
126	18,804,189.23	172,283.37	108,936.22	63,347.15	4.04%
127	18,306,604.13	168,248.29	95,407.49	72,840.80	4.77%
128	17,822,063.67	163,885.02	102,396.41	61,488.61	4.14%
129	17,350,160.78	159,522.84	96,033.39	63,489.45	4.39%
130	16,890,550.88	155,274.94	96,142.84	59,132.10	4.20%
131	16,442,916.59	151,138.35	90,116.26	61,022.09	4.45%
132	16,006,948.70	147,110.16	90,165.25	56,944.91	4.27%
133	15,582,345.91	143,445.31	87,277.16	56,168.15	4.33%
134	15,168,856.60	139,672.46	81,730.56	57,941.90	4.58%
135	14,766,159.61	135,945.20	81,722.00	54,223.20	4.41%
136	14,373,967.21	132,315.71	76,502.62	55,813.10	4.66%
137	13,992,008.02	128,781.46	76,445.05	52,336.41	4.49%
138	13,620,017.60	125,339.96	73,897.86	51,442.11	4.53%
139	13,257,738.35	122,036.47	64,499.41	57,537.07	5.21%
140	12,904,927.25	118,782.50	68,980.74	49,801.76	4.63%
141	12,561,333.15	115,603.62	64,460.05	51,143.57	4.89%
142	12,226,715.95	112,508.27	64,293.04	48,215.23	4.73%
143	11,900,843.53	109,494.26	60,031.52	49,462.74	4.99%
144	11,583,489.77	106,559.48	59,827.88	46,731.61	4.84%
145	11,274,434.31	103,746.06	57,719.42	46,026.64	4.90%
146	10,973,470.17	100,986.24	53,909.38	47,076.86	5.15%
147	10,680,384.32	98,275.31	53,739.69	44,535.62	5.00%
148	10,394,968.64	95,635.73	50,146.70	45,489.02	5.25%
149	10,117,024.64	93,065.63	49,941.30	43,124.33	5.12%
150	9,846,358.92	90,563.21	48,108.07	42,455.14	5.17%
151	9,582,783.05	88,240.89	43,329.45	44,911.44	5.62%

152	9,326,133.95	85,902.19	44,569.50	41,332.69	5.32%
153	9,076,217.88	83,588.66	41,544.82	42,043.84	5.56%
154	8,832,853.71	81,336.12	41,352.36	39,983.76	5.43%
155	8,595,871.73	79,142.99	38,528.23	40,614.76	5.67%
156	8,365,106.59	77,007.71	38,309.32	38,698.39	5.55%
157	8,140,397.19	74,978.87	36,842.13	38,136.74	5.62%
158	7,921,595.86	72,967.74	34,268.09	38,699.65	5.86%
159	7,708,542.62	70,995.54	34,013.20	36,982.34	5.76%
160	7,501,085.74	69,075.42	31,596.82	37,478.60	6.00%
161	7,299,080.08	67,206.05	31,320.19	35,885.86	5.90%
162	7,102,384.29	65,386.08	30,023.09	35,363.00	5.97%
163	6,910,860.62	63,614.91	25,974.96	37,639.95	6.54%
164	6,724,375.01	61,887.79	27,524.35	34,363.43	6.13%
165	6,542,796.18	60,208.49	25,472.40	34,736.09	6.37%
166	6,365,997.20	58,573.65	25,148.84	33,424.81	6.30%
167	6,193,853.97	56,982.10	23,236.76	33,745.34	6.54%
168	6,026,245.62	55,432.71	22,913.79	32,518.92	6.48%
169	5,863,054.37	53,889.59	21,844.23	32,045.36	6.56%
170	5,704,158.57	52,408.33	20,131.06	32,277.27	6.79%
171	5,549,450.93	50,980.14	19,786.83	31,193.31	6.75%
172	5,398,825.44	49,589.84	18,191.53	31,398.31	6.98%
173	5,252,175.98	48,236.44	17,834.83	30,401.62	6.95%
174	5,109,399.18	46,918.98	16,897.05	30,021.93	7.05%
175	4,970,394.34	45,577.20	14,437.19	31,140.00	7.52%
176	4,835,051.12	44,308.56	15,095.26	29,213.30	7.25%
177	4,703,282.25	43,095.40	13,771.17	29,324.24	7.48%
178	4,574,999.34	41,914.51	13,388.44	28,526.07	7.48%
179	4,450,111.64	40,765.05	12,164.04	28,601.02	7.71%
180	4,327,480.33	39,638.19	11,766.56	27,871.63	7.73%
181	4,070,765.32	37,375.49	10,115.16	27,260.33	8.04%
182	3,959,245.31	36,333.69	9,096.19	27,237.51	8.26%
183	3,850,685.67	35,332.39	8,702.45	26,629.93	8.30%
184	3,745,011.85	34,357.85	7,765.07	26,592.78	8.52%
185	3,642,148.43	33,409.37	7,363.30	26,046.08	8.58%
186	3,542,021.94	32,486.27	6,720.20	25,766.07	8.73%
187	3,444,560.81	31,575.78	5,504.45	26,071.33	9.08%
188	3,349,692.65	30,699.04	5,484.92	25,214.12	9.03%
189	3,257,351.76	29,848.51	4,734.12	25,114.39	9.25%
190	3,167,472.63	29,020.78	4,314.84	24,705.94	9.36%
191	3,079,990.81	28,215.25	3,632.22	24,583.03	9.58%
192	2,994,843.54	27,431.34	3,206.92	24,224.42	9.71%
193	2,911,969.67	26,649.24	2,675.35	23,973.89	9.88%
194	2,831,305.24	25,902.85	2,088.59	23,814.26	10.09%
195	2,752,795.82	25,181.02	1,655.17	23,525.86	10.26%
196	2,676,385.98	24,478.61	1,125.98	23,352.63	10.47%
197	2,602,020.67	23,795.09	672.69	23,122.40	10.66%
198	2,529,646.27	23,129.98	195.39	22,934.59	10.88%

PRICING Speeds, FWD+200 Libor, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	1,262,991.65	1,416,386.02	3.40%
2	488,153,839.62	2,616,716.60	2,082,387.05	534,329.55	1.31%
3	476,518,930.76	2,555,101.70	2,095,288.70	459,812.99	1.16%
4	465,087,312.49	2,494,490.96	2,037,671.66	456,819.30	1.18%
5	453,851,634.91	2,434,845.88	2,069,333.74	365,512.13	0.97%
6	442,805,162.99	2,376,131.50	2,035,166.79	340,964.71	0.92%
7	431,941,778.01	2,318,316.45	1,820,924.91	497,391.55	1.38%
8	421,255,976.32	2,261,372.90	1,923,454.57	337,918.33	0.96%
9	410,742,865.29	2,205,276.54	1,841,836.28	363,440.27	1.06%
10	400,398,156.28	2,150,006.60	1,941,356.37	208,650.23	0.63%
11	390,218,154.62	2,095,545.73	1,920,200.14	175,345.59	0.54%
12	380,199,746.45	2,041,879.93	1,931,656.44	110,223.49	0.35%
13	370,340,496.04	1,988,999.37	1,682,977.64	306,021.73	0.99%
14	360,736,164.95	1,937,484.23	1,656,322.21	281,162.02	0.94%
15	351,380,173.83	1,887,299.33	1,667,479.75	219,819.58	0.75%
16	342,266,112.97	1,838,410.37	1,665,760.79	172,649.58	0.61%
17	333,387,737.92	1,790,783.94	1,727,755.51	63,028.44	0.23%
18	324,738,965.22	1,744,387.51	1,687,991.36	56,396.15	0.21%
19	316,313,868.27	1,699,189.37	1,421,328.83	277,860.54	1.05%
20	308,106,673.30	1,655,158.62	1,575,541.90	79,616.72	0.31%
21	300,111,755.39	1,612,265.17	1,486,148.90	126,116.27	0.50%
22	292,323,634.68	1,570,479.70	1,554,593.61	15,886.09	0.07%
23	284,736,972.60	1,529,773.65	1,500,798.49	28,975.17	0.12%
24	277,346,568.23	1,490,119.19	1,511,480.92	(21,361.74)	-0.09%
25	270,147,354.77	1,933,212.13	1,503,466.41	429,745.72	1.91%
26	263,176,093.57	1,968,588.88	1,456,855.42	511,733.46	2.33%
27	256,395,369.22	1,917,685.51	1,467,433.41	450,252.10	2.11%
28	249,788,882.63	1,868,094.46	1,408,002.79	460,091.67	2.21%
29	243,352,162.32	1,819,781.94	1,449,143.21	370,638.73	1.83%
30	237,080,851.52	1,772,715.03	1,412,516.91	360,198.12	1.82%
31	230,970,705.20	1,863,889.68	1,264,019.45	599,870.24	3.12%
32	225,026,248.40	1,839,960.77	1,388,099.81	451,860.96	2.41%
33	219,236,680.96	1,792,401.94	1,309,381.02	483,020.93	2.64%
34	213,595,680.64	1,746,068.77	1,335,135.69	410,933.08	2.31%
35	208,099,439.35	1,700,929.72	1,277,704.88	423,224.84	2.44%
36	202,744,246.61	1,656,954.06	1,286,896.59	370,057.46	2.19%
37	197,526,487.01	1,731,867.50	1,280,872.44	450,995.06	2.74%
38	192,449,187.45	1,712,536.15	1,219,296.35	493,239.80	3.08%
39	187,504,227.93	1,668,286.48	1,223,676.76	444,609.72	2.85%
40	182,686,004.88	1,625,176.84	1,164,474.68	460,702.17	3.03%
41	177,991,273.35	1,583,177.92	1,185,806.72	397,371.20	2.68%
42	173,416,871.44	1,542,261.14	1,154,584.42	387,676.72	2.68%
43	168,959,718.23	1,602,272.74	1,025,300.52	576,972.22	4.10%
44	164,621,614.56	1,573,667.57	1,116,965.39	456,702.18	3.33%
45	160,395,510.56	1,533,014.48	1,053,302.96	479,711.52	3.59%
46	156,277,623.73	1,493,408.60	1,069,420.07	423,988.53	3.26%
47	152,265,185.43	1,454,822.99	1,018,084.51	436,738.49	3.44%

48	148,355,497.87	1,417,231.41	1,025,130.12	392,101.28	3.17%
49	144,545,932.26	1,381,287.00	1,015,946.10	365,340.89	3.03%
50	140,833,978.80	1,351,846.98	976,598.40	375,248.58	3.20%
51	137,217,567.37	1,316,910.75	984,327.58	332,583.18	2.91%
52	133,693,764.17	1,282,874.62	929,135.59	353,739.03	3.18%
53	130,260,200.09	1,249,715.42	936,493.86	313,221.56	2.89%
54	126,914,566.64	1,217,410.58	913,440.16	303,970.42	2.87%
55	123,654,614.40	1,186,115.63	833,466.64	352,648.99	3.42%
56	120,478,165.98	1,156,586.32	869,017.98	287,568.33	2.86%
57	117,383,137.50	1,126,681.49	820,269.67	306,411.83	3.13%
58	114,367,377.60	1,097,547.30	826,725.92	270,821.38	2.84%
59	111,428,858.43	1,069,163.92	780,348.41	288,815.51	3.11%
60	108,565,604.04	1,041,512.02	786,485.25	255,026.77	2.82%
61	105,775,689.03	1,014,573.14	767,137.36	247,435.78	2.81%
62	103,032,755.22	988,118.20	723,991.96	264,126.24	3.08%
63	100,360,464.03	962,345.94	729,571.99	232,773.95	2.78%
64	97,757,002.17	937,241.26	688,515.36	248,725.90	3.05%
65	95,220,603.08	912,786.91	693,798.53	218,988.38	2.76%
66	92,749,545.47	888,966.12	676,558.08	212,408.04	2.75%
67	90,342,152.16	865,762.54	595,889.22	269,873.32	3.58%
68	87,996,788.93	843,160.23	643,318.68	199,841.55	2.73%
69	85,711,863.47	821,143.68	607,064.82	214,078.86	3.00%
70	83,485,824.26	799,697.75	611,670.02	188,027.73	2.70%
71	81,317,159.55	778,807.73	577,179.36	201,628.37	2.98%
72	79,204,396.32	758,459.26	581,538.61	176,920.65	2.68%
73	77,146,099.31	738,638.36	567,019.12	171,619.24	2.67%
74	75,140,870.04	719,331.40	535,018.98	184,312.42	2.94%
75	73,187,345.88	700,525.12	539,031.11	161,494.01	2.65%
76	71,284,199.12	682,206.59	508,592.39	173,614.20	2.92%
77	69,430,136.07	664,363.21	512,388.63	151,974.59	2.63%
78	67,623,896.19	646,982.71	499,552.77	147,429.95	2.62%
79	65,864,251.29	630,053.14	439,897.32	190,155.82	3.46%
80	64,150,004.61	613,562.85	474,811.53	138,751.32	2.60%
81	62,479,990.10	597,500.49	447,960.02	149,540.47	2.87%
82	60,853,071.57	581,855.01	451,263.57	130,591.44	2.58%
83	59,268,141.98	566,615.64	425,728.78	140,886.86	2.85%
84	57,724,122.64	551,771.89	428,854.21	122,917.68	2.56%
85	56,219,962.54	537,313.53	418,110.17	119,203.36	2.54%
86	54,754,637.59	523,230.62	394,550.91	128,679.71	2.82%
87	53,327,149.96	509,513.44	397,545.24	111,968.19	2.52%
88	51,936,527.40	496,152.54	375,127.62	121,024.92	2.80%
89	50,581,822.57	483,138.73	377,956.45	105,182.28	2.50%
90	49,262,112.43	470,463.02	390,783.88	79,679.14	1.94%
91	47,976,497.61	458,116.69	344,117.86	113,998.82	2.85%
92	46,724,101.79	446,091.21	371,428.99	74,662.21	1.92%
93	45,504,071.11	434,378.29	350,420.94	83,957.35	2.21%
94	44,315,573.60	422,969.85	352,285.95	70,683.89	1.91%
95	43,157,798.65	411,858.01	331,624.94	80,233.08	2.23%
96	42,029,956.39	401,035.12	333,304.74	67,730.38	1.93%
97	40,931,277.24	390,493.70	324,158.81	66,334.89	1.94%
98	39,861,011.33	380,226.47	305,066.69	75,159.77	2.26%
99	38,818,428.03	370,226.33	306,529.52	63,696.81	1.97%

100	37,802,815.45	360,486.38	288,421.76	72,064.62	2.29%
101	36,813,479.93	350,999.90	289,749.20	61,250.70	2.00%
102	35,849,745.63	341,760.31	281,665.35	60,094.96	2.01%
103	34,910,954.03	332,761.24	256,115.51	76,645.73	2.63%
104	33,996,463.48	323,996.46	266,085.00	57,911.46	2.04%
105	33,105,648.81	315,459.92	250,238.82	65,221.10	2.36%
106	32,237,900.89	307,145.70	251,258.98	55,886.72	2.08%
107	31,392,626.18	299,048.04	236,242.52	62,805.53	2.40%
108	30,569,246.38	291,161.36	237,150.98	54,010.38	2.12%
109	29,767,198.05	283,480.18	230,355.72	53,124.45	2.14%
110	28,985,932.17	275,999.18	216,510.88	59,488.30	2.46%
111	28,224,913.80	268,713.18	217,263.08	51,450.10	2.19%
112	27,483,621.75	261,617.14	204,152.53	57,464.61	2.51%
113	26,761,548.19	254,706.14	204,807.49	49,898.64	2.24%
114	26,058,198.30	247,975.37	198,809.23	49,166.14	2.26%
115	25,373,089.98	241,420.18	174,285.74	67,134.44	3.18%
116	24,705,753.48	235,036.02	187,253.89	47,782.13	2.32%
117	24,055,731.13	228,818.46	175,828.68	52,989.78	2.64%
118	23,422,576.97	222,763.18	176,263.07	46,500.11	2.38%
119	22,805,856.50	216,865.97	165,455.90	51,410.07	2.71%
120	22,205,146.37	211,122.75	165,811.85	45,310.89	2.45%
121	21,620,034.10	205,529.51	160,836.88	44,692.63	2.48%
122	21,050,117.78	200,082.38	151,006.32	49,076.06	2.80%
123	20,495,005.83	194,777.56	151,350.11	43,427.45	2.54%
124	19,954,316.72	189,611.37	142,031.03	47,580.34	2.86%
125	19,427,678.68	184,580.21	142,283.83	42,296.39	2.61%
126	18,914,729.54	179,680.59	137,967.36	41,713.22	2.65%
127	18,415,116.38	174,909.08	120,840.16	54,068.92	3.52%
128	17,928,495.36	170,262.37	129,702.40	40,559.98	2.71%
129	17,454,531.46	165,737.22	121,655.53	44,081.69	3.03%
130	16,992,898.27	161,330.48	121,810.68	39,519.80	2.79%
131	16,543,277.76	157,039.08	114,194.00	42,845.08	3.11%
132	16,105,360.04	152,860.02	114,278.40	38,581.61	2.87%
133	15,678,843.22	148,790.38	110,642.94	38,147.44	2.92%
134	15,263,433.13	144,827.33	103,637.73	41,189.60	3.24%
135	14,858,843.17	140,968.11	103,643.87	37,324.23	3.01%
136	14,464,794.10	137,210.00	97,048.48	40,161.53	3.33%
137	14,081,013.83	133,550.40	97,002.49	36,547.91	3.11%
138	13,707,237.29	129,986.74	93,799.42	36,187.32	3.17%
139	13,343,206.21	126,516.53	81,897.93	44,618.60	4.01%
140	12,988,668.94	123,137.34	87,620.96	35,516.39	3.28%
141	12,643,380.30	119,846.81	81,912.19	37,934.62	3.60%
142	12,307,101.43	116,642.64	81,736.27	34,906.37	3.40%
143	11,979,599.58	113,522.58	76,355.27	37,167.30	3.72%
144	11,660,647.99	110,484.44	76,135.32	34,349.12	3.53%
145	11,350,025.73	107,526.10	73,481.32	34,044.78	3.60%
146	11,047,517.55	104,645.48	68,648.90	35,996.58	3.91%
147	10,752,913.73	101,840.56	68,453.20	33,387.35	3.73%
148	10,466,009.94	99,109.37	63,897.92	35,211.44	4.04%
149	10,186,607.09	96,449.99	63,660.05	32,789.94	3.86%
150	9,914,511.22	93,860.57	61,348.71	32,511.85	3.94%
151	9,649,533.36	91,339.27	55,280.20	36,059.07	4.48%

152	9,391,489.39	88,884.32	56,890.68	31,993.63	4.09%
153	9,140,199.93	86,494.00	53,018.11	33,475.89	4.39%
154	8,895,490.21	84,166.62	52,778.06	31,388.57	4.23%
155	8,657,189.95	81,900.55	49,180.01	32,720.55	4.54%
156	8,425,133.26	79,694.19	48,908.19	30,786.00	4.38%
157	8,199,158.50	77,545.99	47,043.64	30,502.35	4.46%
158	7,979,108.21	75,454.43	43,765.93	31,688.50	4.77%
159	7,764,828.96	73,418.03	43,450.61	29,967.42	4.63%
160	7,556,171.27	71,435.36	40,374.45	31,060.91	4.93%
161	7,352,989.53	69,505.01	40,032.77	29,472.25	4.81%
162	7,155,141.84	67,625.63	38,387.35	29,238.28	4.90%
163	6,962,489.97	65,795.89	33,223.37	32,572.52	5.61%
164	6,774,899.26	64,014.48	35,218.99	28,795.49	5.10%
165	6,592,238.50	62,280.16	32,607.44	29,672.72	5.40%
166	6,414,379.85	60,591.69	32,208.35	28,383.34	5.31%
167	6,241,198.78	58,947.87	29,768.70	29,179.17	5.61%
168	6,072,573.95	57,347.55	29,366.36	27,981.19	5.53%
169	5,908,387.17	55,789.58	28,007.45	27,782.13	5.64%
170	5,748,523.25	54,272.86	25,822.82	28,450.04	5.94%
171	5,592,870.01	52,796.31	25,393.96	27,402.34	5.88%
172	5,441,318.14	51,358.88	23,359.24	27,999.65	6.17%
173	5,293,761.13	49,959.56	22,914.60	27,044.96	6.13%
174	5,150,095.25	48,597.35	21,723.45	26,873.89	6.26%
175	5,010,219.41	47,271.27	18,573.66	28,697.61	6.87%
176	4,874,035.15	45,980.38	19,434.72	26,545.66	6.54%
177	4,741,446.52	44,723.77	17,744.32	26,979.45	6.83%
178	4,612,360.07	43,500.53	17,266.29	26,234.24	6.83%
179	4,486,684.74	42,309.80	15,702.17	26,607.62	7.12%
180	4,363,281.40	41,142.71	15,204.88	25,937.84	7.13%
181	4,105,809.67	38,889.75	13,105.06	25,784.69	7.54%
182	3,993,558.40	37,821.17	11,798.02	26,023.14	7.82%
183	3,884,284.43	36,781.09	11,301.58	25,479.51	7.87%
184	3,777,910.08	35,768.77	10,098.72	25,670.05	8.15%
185	3,674,359.68	34,783.47	9,591.99	25,191.48	8.23%
186	3,573,559.50	33,824.48	8,770.97	25,053.51	8.41%
187	3,475,437.73	32,891.12	7,200.29	25,690.83	8.87%
188	3,379,924.43	31,982.71	7,193.80	24,788.90	8.80%
189	3,286,951.44	31,098.59	6,228.98	24,869.62	9.08%
190	3,196,452.39	30,238.13	5,699.67	24,538.46	9.21%
191	3,108,362.61	29,400.71	4,821.76	24,578.95	9.49%
192	3,022,619.12	28,585.71	4,284.59	24,301.12	9.65%
193	2,939,160.56	27,792.55	3,605.50	24,187.05	9.88%
194	2,857,927.15	27,020.66	2,849.78	24,170.88	10.15%
195	2,778,860.68	26,269.47	2,301.95	23,967.52	10.35%
196	2,701,904.43	25,538.44	1,622.52	23,915.92	10.62%
197	2,627,003.16	24,827.04	1,056.15	23,770.89	10.86%
198	2,554,103.06	24,134.75	449.76	23,684.99	11.13%

Period	1mL FWD	6mL FWD	1mL Flat then FWD+400	6mL Flat then FWD+400
1	1.12	1.21	1.12	1.21
2	1.15887	1.26027	1.12	1.21
3	1.15887	1.3296	1.12	1.21
4	1.22579	1.39896	1.12	1.21
5	1.27362	1.50132	1.12	1.21
6	1.27362	1.62896	1.12	1.21
7	1.45108	1.75669	1.12	1.21
8	1.57267	1.90295	1.12	1.21
9	1.57267	2.0637	1.12	1.21
10	1.83633	2.22458	1.12	1.21
11	2.03458	2.39284	1.12	1.21
12	2.03458	2.55896	1.12	1.21
13	2.32206	2.72522	6.32206	6.72522
14	2.52933	2.89122	6.52933	6.89122
15	2.52933	3.0501	6.52933	7.0501
16	2.83634	3.20911	6.83634	7.20911
17	3.02118	3.35699	7.02118	7.35699
18	3.02118	3.49951	7.02118	7.49951
19	3.30658	3.64214	7.30658	7.64214
20	3.47101	3.75976	7.47101	7.75976
21	3.47101	3.88104	7.47101	7.88104
22	3.71167	4.00239	7.71167	8.00239
23	3.86433	4.10345	7.86433	8.10345
24	3.86433	4.20517	7.86433	8.20517
25	4.00162	4.30696	8.00162	8.30696
26	4.18733	4.406	8.18733	8.406
27	4.18733	4.49593	8.18733	8.49593
28	4.30792	4.5859	8.30792	8.5859
29	4.46437	4.67149	8.46437	8.67149
30	4.46437	4.74971	8.46437	8.74971
31	4.58529	4.82796	8.58529	8.82796
32	4.71713	4.90091	8.71713	8.90091
33	4.71713	4.9714	8.71713	8.9714
34	4.81174	5.04191	8.81174	9.04191
35	4.92469	5.1115	8.92469	9.1115
36	4.92469	5.17855	8.92469	9.17855
37	5.01431	5.24563	9.01431	9.24563
38	5.13156	5.31051	9.13156	9.31051
39	5.13156	5.36922	9.13156	9.36922
40	5.22065	5.42794	9.22065	9.42794
41	5.31859	5.48332	9.31859	9.48332
42	5.31859	5.53568	9.31859	9.53568
43	5.39526	5.58806	9.39526	9.58806
44	5.47614	5.65205	9.47614	9.65205
45	5.47614	5.73085	9.47614	9.73085
46	5.54556	5.81135	9.54556	9.81135
47	5.62575	5.88167	9.62575	9.88167
48	5.62575	5.94001	9.62575	9.94001
49	5.77043	6.00002	9.77043	10.00002
50	5.93805	6.03696	9.93805	10.03696

51	5.9478	6.04693	9.9478	10.04693
52	5.95751	6.05688	9.95751	10.05688
53	5.96736	6.0668	9.96736	10.0668
54	5.97703	6.07669	9.97703	10.07669
55	5.98666	6.08657	9.98666	10.08657
56	5.99642	6.0965	9.99642	10.0965
57	6.00603	6.10657	10.00603	10.10657
58	6.01559	6.11677	10.01559	10.11677
59	6.02524	6.1271	10.02524	10.1271
60	6.0348	6.13753	10.0348	10.13753
61	6.04482	6.14805	10.04482	10.14805
62	6.05532	6.15858	10.05532	10.15858
63	6.06573	6.169	10.06573	10.169
64	6.07603	6.17933	10.07603	10.17933
65	6.08625	6.18956	10.08625	10.18956
66	6.09637	6.19969	10.09637	10.19969
67	6.10639	6.20973	10.10639	10.20973
68	6.11632	6.21966	10.11632	10.21966
69	6.12615	6.2295	10.12615	10.2295
70	6.13588	6.23924	10.13588	10.23924
71	6.14551	6.24887	10.14551	10.24887
72	6.15506	6.25842	10.15506	10.25842
73	6.1645	6.26786	10.1645	10.26786
74	6.17385	6.2772	10.17385	10.2772
75	6.1831	6.28645	10.1831	10.28645
76	6.19225	6.29559	10.19225	10.29559
77	6.20131	6.30464	10.20131	10.30464
78	6.21028	6.31359	10.21028	10.31359
79	6.21914	6.32244	10.21914	10.32244
80	6.22791	6.33139	10.22791	10.33139
81	6.23658	6.34072	10.23658	10.34072
82	6.24515	6.35042	10.24515	10.35042
83	6.25363	6.36049	10.25363	10.36049
84	6.26203	6.37091	10.26203	10.37091
85	6.27144	6.38169	10.27144	10.38169
86	6.28243	6.39262	10.28243	10.39262
87	6.29329	6.4034	10.29329	10.4034
88	6.30401	6.41403	10.30401	10.41403
89	6.31458	6.42452	10.31458	10.42452
90	6.32502	6.43487	10.32502	10.43487
91	6.3353	6.44506	10.3353	10.44506
92	6.34545	6.45511	10.34545	10.45511
93	6.35545	6.46501	10.35545	10.46501
94	6.3653	6.47477	10.3653	10.47477
95	6.37503	6.48438	10.37503	10.48438
96	6.38459	6.49384	10.38459	10.49384
97	6.39402	6.50315	10.39402	10.50315
98	6.40331	6.51232	10.40331	10.51232
99	6.41245	6.52134	10.41245	10.52134
100	6.42145	6.53021	10.42145	10.53021
101	6.4303	6.53894	10.4303	10.53894
102	6.43902	6.54752	10.43902	10.54752

103	6.44758	6.55595	10.44758	10.55595
104	6.456	6.56424	10.456	10.56424
105	6.46429	6.57238	10.46429	10.57238
106	6.47243	6.58037	10.47243	10.58037
107	6.48042	6.58822	10.48042	10.58822
108	6.48827	6.59591	10.48827	10.59591
109	6.49597	6.60346	10.49597	10.60346
110	6.50354	6.61087	10.50354	10.61087
111	6.51096	6.61812	10.51096	10.61812
112	6.51824	6.62523	10.51824	10.62523
113	6.52537	6.63219	10.52537	10.63219
114	6.53236	6.63901	10.53236	10.63901
115	6.53921	6.64569	10.53921	10.64569
116	6.54592	6.65282	10.54592	10.65282
117	6.55248	6.66101	10.55248	10.66101
118	6.55889	6.67016	10.55889	10.67016
119	6.56516	6.68018	10.56516	10.68018
120	6.57137	6.69098	10.57137	10.69098
121	6.58085	6.70245	10.58085	10.70245
122	6.59371	6.71392	10.59371	10.71392
123	6.6059	6.72468	10.6059	10.72468
124	6.6174	6.73474	10.6174	10.73474
125	6.62821	6.7441	10.62821	10.7441
126	6.63834	6.75275	10.63834	10.75275
127	6.64778	6.76069	10.64778	10.76069
128	6.65654	6.76793	10.65654	10.76793
129	6.66461	6.77447	10.66461	10.77447
130	6.672	6.7803	10.672	10.7803
131	6.6787	6.78543	10.6787	10.78543
132	6.68471	6.78985	10.68471	10.78985
133	6.69004	6.79357	10.69004	10.79357
134	6.69468	6.79658	10.69468	10.79658
135	6.69865	6.79889	10.69865	10.79889
136	6.70192	6.80049	10.70192	10.80049
137	6.70451	6.80139	10.70451	10.80139
138	6.70641	6.80158	10.70641	10.80158
139	6.70762	6.8011	10.70762	10.8011
140	6.70815	6.80092	10.70815	10.80092
141	6.70799	6.80214	10.70799	10.80214
142	6.70715	6.80477	10.70715	10.80477
143	6.70562	6.80885	10.70562	10.80885
144	6.7036	6.8144	10.7036	10.8144
145	6.7066	6.82141	10.7066	10.82141
146	6.71524	6.82893	10.71524	10.82893
147	6.72337	6.8359	10.72337	10.8359
148	6.73095	6.84231	10.73095	10.84231
149	6.73799	6.84817	10.73799	10.84817
150	6.7445	6.85348	10.7445	10.85348
151	6.75047	6.85824	10.75047	10.85824
152	6.7559	6.86244	10.7559	10.86244
153	6.76079	6.86609	10.76079	10.86609
154	6.76514	6.86918	10.76514	10.86918

155	6.76896	6.87173	10.76896	10.87173
156	6.77224	6.87371	10.77224	10.87371
157	6.77498	6.87515	10.77498	10.87515
158	6.77719	6.87604	10.77719	10.87604
159	6.77885	6.87636	10.77885	10.87636
160	6.77998	6.87614	10.77998	10.87614
161	6.78056	6.87536	10.78056	10.87536
162	6.78062	6.87403	10.78062	10.87403
163	6.78013	6.87215	10.78013	10.87215
164	6.77911	6.86971	10.77911	10.86971
165	6.77754	6.86672	10.77754	10.86672
166	6.77544	6.86318	10.77544	10.86318
167	6.7728	6.85908	10.7728	10.85908
168	6.76963	6.85443	10.76963	10.85443
169	6.76591	6.84922	10.76591	10.84922
170	6.76166	6.84347	10.76166	10.84347
171	6.75687	6.83716	10.75687	10.83716
172	6.75154	6.8303	10.75154	10.8303
173	6.74567	6.82288	10.74567	10.82288
174	6.73927	6.81491	10.73927	10.81491
175	6.73232	6.80643	10.73232	10.80643
176	6.72485	6.79822	10.72485	10.79822
177	6.71683	6.79126	10.71683	10.79126
178	6.70827	6.78559	10.70827	10.78559
179	6.69918	6.78129	10.69918	10.78129
180	6.68977	6.7784	10.68977	10.7784
181	6.68445	6.77695	10.68445	10.77695
182	6.6842	6.7762	10.6842	10.7762
183	6.68377	6.77526	10.68377	10.77526
184	6.68315	6.77411	10.68315	10.77411
185	6.68233	6.77276	10.68233	10.77276
186	6.68131	6.77121	10.68131	10.77121
187	6.68009	6.76946	10.68009	10.76946
188	6.67869	6.76751	10.67869	10.76751
189	6.67708	6.76535	10.67708	10.76535
190	6.67528	6.76299	10.67528	10.76299
191	6.67328	6.76043	10.67328	10.76043
192	6.67109	6.75767	10.67109	10.75767
193	6.66869	6.75471	10.66869	10.75471
194	6.66611	6.75155	10.66611	10.75155
195	6.66333	6.74818	10.66333	10.74818
196	6.66034	6.74461	10.66034	10.74461
197	6.65717	6.74084	10.65717	10.74084
198	6.65379	6.73687	10.65379	10.73687
199	6.65022	6.7327	10.65022	10.7327
200	6.64646	6.72832	10.64646	10.72832
201	6.6425	6.72374	10.6425	10.72374
202	6.63834	6.71897	10.63834	10.71897
203	6.63399	6.71398	10.63399	10.71398
204	6.62944	6.7088	10.62944	10.7088
205	6.62469	6.70342	10.62469	10.70342
206	6.61975	6.69783	10.61975	10.69783

207	6.6146	6.69204	10.6146	10.69204
208	6.60926	6.68605	10.60926	10.68605
209	6.60373	6.67986	10.60373	10.67986
210	6.59801	6.67347	10.59801	10.67347
211	6.59208	6.66688	10.59208	10.66688
212	6.58596	6.66008	10.58596	10.66008
213	6.57964	6.65309	10.57964	10.65309
214	6.57312	6.64589	10.57312	10.64589
215	6.56642	6.63849	10.56642	10.63849
216	6.55951	6.63089	10.55951	10.63089
217	6.55241	6.62308	10.55241	10.62308
218	6.54511	6.61508	10.54511	10.61508
219	6.53761	6.60687	10.53761	10.60687
220	6.52992	6.59847	10.52992	10.59847
221	6.52203	6.58986	10.52203	10.58986
222	6.51395	6.58105	10.51395	10.58105
223	6.50567	6.57204	10.50567	10.57204
224	6.4972	6.56283	10.4972	10.56283
225	6.48852	6.55342	10.48852	10.55342
226	6.47965	6.5438	10.47965	10.5438
227	6.47059	6.53399	10.47059	10.53399
228	6.46133	6.52397	10.46133	10.52397
229	6.45187	6.51375	10.45187	10.51375
230	6.44221	6.50333	10.44221	10.50333
231	6.43236	6.49271	10.43236	10.49271
232	6.42232	6.48189	10.42232	10.48189
233	6.41207	6.47087	10.41207	10.47087
234	6.40163	6.45965	10.40163	10.45965
235	6.391	6.44821	10.391	10.44821
236	6.38017	6.43648	10.38017	10.43648
237	6.36914	6.42433	10.36914	10.42433
238	6.35792	6.41183	10.35792	10.41183
239	6.3465	6.39903	10.3465	10.39903
240	6.33483	6.38598	10.33483	10.38598
241	6.32241	6.37274	10.32241	10.37274
242	6.3092	6.35946	10.3092	10.35946
243	6.29608	6.34629	10.29608	10.34629
244	6.28309	6.33325	10.28309	10.33325
245	6.27021	6.32032	10.27021	10.32032
246	6.25744	6.30751	10.25744	10.30751
247	6.24479	6.29482	10.24479	10.29482
248	6.23225	6.28224	10.23225	10.28224
249	6.21982	6.26978	10.21982	10.26978
250	6.20751	6.25744	10.20751	10.25744
251	6.19531	6.24522	10.19531	10.24522
252	6.18323	6.23311	10.18323	10.23311
253	6.17125	6.22112	10.17125	10.22112
254	6.1594	6.20925	10.1594	10.20925
255	6.14765	6.19749	10.14765	10.19749
256	6.13603	6.18585	10.13603	10.18585
257	6.12451	6.17433	10.12451	10.17433
258	6.1131	6.16293	10.1131	10.16293

259	6.10181	6.15164	10.10181	10.15164
260	6.09063	6.14047	10.09063	10.14047
261	6.07957	6.12942	10.07957	10.12942
262	6.06863	6.11849	10.06863	10.11849
263	6.0578	6.10767	10.0578	10.10767
264	6.04708	6.09697	10.04708	10.09697
265	6.03646	6.08638	10.03646	10.08638
266	6.02598	6.07591	10.02598	10.07591
267	6.01559	6.06556	10.01559	10.06556
268	6.00532	6.05533	10.00532	10.05533
269	5.99518	6.04521	9.99518	10.04521
270	5.98514	6.03522	9.98514	10.03522
271	5.97521	6.02533	9.97521	10.02533
272	5.9654	6.01557	9.9654	10.01557
273	5.95571	6.00592	9.95571	10.00592
274	5.94612	5.99639	9.94612	9.99639
275	5.93665	5.98697	9.93665	9.98697
276	5.92729	5.97767	9.92729	9.97767
277	5.91805	5.96849	9.91805	9.96849
278	5.90892	5.95943	9.90892	9.95943
279	5.8999	5.95048	9.8999	9.95048
280	5.891	5.94165	9.891	9.94165
281	5.88221	5.93294	9.88221	9.93294
282	5.87354	5.92434	9.87354	9.92434
283	5.86497	5.91586	9.86497	9.91586
284	5.85653	5.90749	9.85653	9.90749
285	5.8482	5.89925	9.8482	9.89925
286	5.83997	5.89111	9.83997	9.89111
287	5.83187	5.8831	9.83187	9.8831
288	5.82387	5.8752	9.82387	9.8752
289	5.816	5.86742	9.816	9.86742
290	5.80823	5.85976	9.80823	9.85976
291	5.80057	5.85221	9.80057	9.85221
292	5.79303	5.84478	9.79303	9.84478
293	5.78561	5.83746	9.78561	9.83746
294	5.7783	5.83027	9.7783	9.83027
295	5.7711	5.82318	9.7711	9.82318
296	5.76402	5.81622	9.76402	9.81622
297	5.75705	5.80937	9.75705	9.80937
298	5.75019	5.80264	9.75019	9.80264
299	5.74345	5.79602	9.74345	9.79602
300	5.73681	5.78953	9.73681	9.78953
301	5.73031	5.78314	9.73031	9.78314
302	5.7239	5.77688	9.7239	9.77688
303	5.71761	5.77073	9.71761	9.77073
304	5.71144	5.7647	9.71144	9.7647
305	5.70537	5.75878	9.70537	9.75878
306	5.69942	5.75298	9.69942	9.75298
307	5.69359	5.7473	9.69359	9.7473
308	5.68787	5.74173	9.68787	9.74173
309	5.68226	5.73628	9.68226	9.73628
310	5.67677	5.73094	9.67677	9.73094

311	5.67138	5.72573	9.67138	9.72573
312	5.66612	5.72062	9.66612	9.72062
313	5.66096	5.71564	9.66096	9.71564
314	5.65592	5.71077	9.65592	9.71077
315	5.651	5.70602	9.651	9.70602
316	5.64619	5.70138	9.64619	9.70138
317	5.64148	5.69686	9.64148	9.69686
318	5.6369	5.69246	9.6369	9.69246
319	5.63243	5.68817	9.63243	9.68817
320	5.62808	5.684	9.62808	9.684
321	5.62383	5.67995	9.62383	9.67995
322	5.6197	5.67601	9.6197	9.67601
323	5.61568	5.67219	9.61568	9.67219
324	5.61178	5.66848	9.61178	9.66848
325	5.60799	5.66489	9.60799	9.66489
326	5.6043	5.66142	9.6043	9.66142
327	5.60074	5.65806	9.60074	9.65806
328	5.59729	5.65482	9.59729	9.65482
329	5.59396	5.6517	9.59396	9.6517
330	5.59073	5.64869	9.59073	9.64869
331	5.58762	5.6458	9.58762	9.6458
332	5.58463	5.64302	9.58463	9.64302
333	5.58174	5.64036	9.58174	9.64036
334	5.57898	5.63782	9.57898	9.63782
335	5.57632	5.63539	9.57632	9.63539
336	5.57379	5.63308	9.57379	9.63308
337	5.57135	5.63089	9.57135	9.63089
338	5.56904	5.62881	9.56904	9.62881
339	5.56684	5.62685	9.56684	9.62685
340	5.56475	5.625	9.56475	9.625
341	5.56277	5.62327	9.56277	9.62327
342	5.56092	5.62166	9.56092	9.62166
343	5.55917	5.62016	9.55917	9.62016
344	5.55753	5.61878	9.55753	9.61878
345	5.55602	5.61752	9.55602	9.61752
346	5.55461	5.61637	9.55461	9.61637
347	5.55332	5.61534	9.55332	9.61534
348	5.55214	5.61442	9.55214	9.61442
349	5.55107	5.61362	9.55107	9.61362
350	5.55012	5.61294	9.55012	9.61294
351	5.54928	5.61237	9.54928	9.61237
352	5.54856	5.61192	9.54856	9.61192
353	5.54794	5.61158	9.54794	9.61158
354	5.54745	5.61137	9.54745	9.61137
355	5.54707	5.61122	9.54707	9.61122
356	5.5468	5.62027	9.5468	9.62027
357	5.54664	5.62805	9.54664	9.62805
358	5.5466	5.63454	9.5466	9.63454
359	5.54667	5.63971	9.54667	9.63971
360	5.54658	5.64356	9.54658	9.64356

Period	100PPC FIXED	100 PPC ARM
1	4.00%	4.00%
2	5.45%	6.09%
3	6.91%	8.18%
4	8.36%	10.27%
5	9.82%	12.36%
6	11.27%	14.45%
7	12.73%	16.55%
8	14.18%	18.64%
9	15.64%	20.73%
10	17.09%	22.82%
11	18.55%	24.91%
12	20.00%	27.00%
13	20.00%	27.00%
14	20.00%	27.00%
15	20.00%	27.00%
16	20.00%	27.00%
17	20.00%	27.00%
18	20.00%	27.00%
19	20.00%	27.00%
20	20.00%	27.00%
21	20.00%	27.00%
22	20.00%	27.00%
23	20.00%	50.00%
24	20.00%	50.00%
25	20.00%	50.00%
26	20.00%	50.00%
27	20.00%	50.00%
28	20.00%	27.00%
29	20.00%	27.00%
30	20.00%	27.00%
31	20.00%	27.00%
32	20.00%	27.00%
33	20.00%	27.00%
34	20.00%	27.00%
35	20.00%	27.00%
36	20.00%	27.00%
37	20.00%	27.00%
38	20.00%	27.00%
39	20.00%	27.00%
40	20.00%	27.00%
41	20.00%	27.00%
42	20.00%	27.00%
43	20.00%	27.00%
44	20.00%	27.00%
45	20.00%	27.00%
46	20.00%	27.00%
47	20.00%	27.00%
48	20.00%	27.00%
49	20.00%	27.00%
50	20.00%	27.00%

51	20.00%	27.00%
52	20.00%	27.00%
53	20.00%	27.00%
54	20.00%	27.00%
55	20.00%	27.00%
56	20.00%	27.00%
57	20.00%	27.00%
58	20.00%	27.00%
59	20.00%	27.00%
60	20.00%	27.00%
61	20.00%	27.00%
62	20.00%	27.00%
63	20.00%	27.00%
64	20.00%	27.00%
65	20.00%	27.00%
66	20.00%	27.00%
67	20.00%	27.00%
68	20.00%	27.00%
69	20.00%	27.00%
70	20.00%	27.00%
71	20.00%	27.00%
72	20.00%	27.00%
73	20.00%	27.00%
74	20.00%	27.00%
75	20.00%	27.00%
76	20.00%	27.00%
77	20.00%	27.00%
78	20.00%	27.00%
79	20.00%	27.00%
80	20.00%	27.00%
81	20.00%	27.00%
82	20.00%	27.00%
83	20.00%	27.00%
84	20.00%	27.00%
85	20.00%	27.00%
86	20.00%	27.00%
87	20.00%	27.00%
88	20.00%	27.00%
89	20.00%	27.00%
90	20.00%	27.00%
91	20.00%	27.00%
92	20.00%	27.00%
93	20.00%	27.00%
94	20.00%	27.00%
95	20.00%	27.00%
96	20.00%	27.00%
97	20.00%	27.00%
98	20.00%	27.00%
99	20.00%	27.00%
100	20.00%	27.00%
101	20.00%	27.00%
102	20.00%	27.00%

103	20.00%	27.00%
104	20.00%	27.00%
105	20.00%	27.00%
106	20.00%	27.00%
107	20.00%	27.00%
108	20.00%	27.00%
109	20.00%	27.00%
110	20.00%	27.00%
111	20.00%	27.00%
112	20.00%	27.00%
113	20.00%	27.00%
114	20.00%	27.00%
115	20.00%	27.00%
116	20.00%	27.00%
117	20.00%	27.00%
118	20.00%	27.00%
119	20.00%	27.00%
120	20.00%	27.00%
121	20.00%	27.00%
122	20.00%	27.00%
123	20.00%	27.00%
124	20.00%	27.00%
125	20.00%	27.00%
126	20.00%	27.00%
127	20.00%	27.00%
128	20.00%	27.00%
129	20.00%	27.00%
130	20.00%	27.00%
131	20.00%	27.00%
132	20.00%	27.00%
133	20.00%	27.00%
134	20.00%	27.00%
135	20.00%	27.00%
136	20.00%	27.00%
137	20.00%	27.00%
138	20.00%	27.00%
139	20.00%	27.00%
140	20.00%	27.00%
141	20.00%	27.00%
142	20.00%	27.00%
143	20.00%	27.00%
144	20.00%	27.00%
145	20.00%	27.00%
146	20.00%	27.00%
147	20.00%	27.00%
148	20.00%	27.00%
149	20.00%	27.00%
150	20.00%	27.00%
151	20.00%	27.00%
152	20.00%	27.00%
153	20.00%	27.00%
154	20.00%	27.00%

155	20.00%	27.00%
156	20.00%	27.00%
157	20.00%	27.00%
158	20.00%	27.00%
159	20.00%	27.00%
160	20.00%	27.00%
161	20.00%	27.00%
162	20.00%	27.00%
163	20.00%	27.00%
164	20.00%	27.00%
165	20.00%	27.00%
166	20.00%	27.00%
167	20.00%	27.00%
168	20.00%	27.00%
169	20.00%	27.00%
170	20.00%	27.00%
171	20.00%	27.00%
172	20.00%	27.00%
173	20.00%	27.00%
174	20.00%	27.00%
175	20.00%	27.00%
176	20.00%	27.00%
177	20.00%	27.00%
178	20.00%	27.00%
179	20.00%	27.00%
180	20.00%	27.00%
181	20.00%	27.00%
182	20.00%	27.00%
183	20.00%	27.00%
184	20.00%	27.00%
185	20.00%	27.00%
186	20.00%	27.00%
187	20.00%	27.00%
188	20.00%	27.00%
189	20.00%	27.00%
190	20.00%	27.00%
191	20.00%	27.00%
192	20.00%	27.00%
193	20.00%	27.00%
194	20.00%	27.00%
195	20.00%	27.00%
196	20.00%	27.00%
197	20.00%	27.00%
198	20.00%	27.00%
199	20.00%	27.00%
200	20.00%	27.00%
201	20.00%	27.00%
202	20.00%	27.00%
203	20.00%	27.00%
204	20.00%	27.00%
205	20.00%	27.00%
206	20.00%	27.00%

207	20.00%	27.00%
208	20.00%	27.00%
209	20.00%	27.00%
210	20.00%	27.00%
211	20.00%	27.00%
212	20.00%	27.00%
213	20.00%	27.00%
214	20.00%	27.00%
215	20.00%	27.00%
216	20.00%	27.00%
217	20.00%	27.00%
218	20.00%	27.00%
219	20.00%	27.00%
220	20.00%	27.00%
221	20.00%	27.00%
222	20.00%	27.00%
223	20.00%	27.00%
224	20.00%	27.00%
225	20.00%	27.00%
226	20.00%	27.00%
227	20.00%	27.00%
228	20.00%	27.00%
229	20.00%	27.00%
230	20.00%	27.00%
231	20.00%	27.00%
232	20.00%	27.00%
233	20.00%	27.00%
234	20.00%	27.00%
235	20.00%	27.00%
236	20.00%	27.00%
237	20.00%	27.00%
238	20.00%	27.00%
239	20.00%	27.00%
240	20.00%	27.00%
241	20.00%	27.00%
242	20.00%	27.00%
243	20.00%	27.00%
244	20.00%	27.00%
245	20.00%	27.00%
246	20.00%	27.00%
247	20.00%	27.00%
248	20.00%	27.00%
249	20.00%	27.00%
250	20.00%	27.00%
251	20.00%	27.00%
252	20.00%	27.00%
253	20.00%	27.00%
254	20.00%	27.00%
255	20.00%	27.00%
256	20.00%	27.00%
257	20.00%	27.00%
258	20.00%	27.00%

259	20.00%	27.00%
260	20.00%	27.00%
261	20.00%	27.00%
262	20.00%	27.00%
263	20.00%	27.00%
264	20.00%	27.00%
265	20.00%	27.00%
266	20.00%	27.00%
267	20.00%	27.00%
268	20.00%	27.00%
269	20.00%	27.00%
270	20.00%	27.00%
271	20.00%	27.00%
272	20.00%	27.00%
273	20.00%	27.00%
274	20.00%	27.00%
275	20.00%	27.00%
276	20.00%	27.00%
277	20.00%	27.00%
278	20.00%	27.00%
279	20.00%	27.00%
280	20.00%	27.00%
281	20.00%	27.00%
282	20.00%	27.00%
283	20.00%	27.00%
284	20.00%	27.00%
285	20.00%	27.00%
286	20.00%	27.00%
287	20.00%	27.00%
288	20.00%	27.00%
289	20.00%	27.00%
290	20.00%	27.00%
291	20.00%	27.00%
292	20.00%	27.00%
293	20.00%	27.00%
294	20.00%	27.00%
295	20.00%	27.00%
296	20.00%	27.00%
297	20.00%	27.00%
298	20.00%	27.00%
299	20.00%	27.00%
300	20.00%	27.00%
301	20.00%	27.00%
302	20.00%	27.00%
303	20.00%	27.00%
304	20.00%	27.00%
305	20.00%	27.00%
306	20.00%	27.00%
307	20.00%	27.00%
308	20.00%	27.00%
309	20.00%	27.00%
310	20.00%	27.00%

311	20.00%	27.00%
312	20.00%	27.00%
313	20.00%	27.00%
314	20.00%	27.00%
315	20.00%	27.00%
316	20.00%	27.00%
317	20.00%	27.00%
318	20.00%	27.00%
319	20.00%	27.00%
320	20.00%	27.00%
321	20.00%	27.00%
322	20.00%	27.00%
323	20.00%	27.00%
324	20.00%	27.00%
325	20.00%	27.00%
326	20.00%	27.00%
327	20.00%	27.00%
328	20.00%	27.00%
329	20.00%	27.00%
330	20.00%	27.00%
331	20.00%	27.00%
332	20.00%	27.00%
333	20.00%	27.00%
334	20.00%	27.00%
335	20.00%	27.00%
336	20.00%	27.00%
337	20.00%	27.00%
338	20.00%	27.00%
339	20.00%	27.00%
340	20.00%	27.00%
341	20.00%	27.00%
342	20.00%	27.00%
343	20.00%	27.00%
344	20.00%	27.00%
345	20.00%	27.00%
346	20.00%	27.00%
347	20.00%	27.00%
348	20.00%	27.00%
349	20.00%	27.00%
350	20.00%	27.00%
351	20.00%	27.00%
352	20.00%	27.00%
353	20.00%	27.00%
354	20.00%	27.00%
355	20.00%	27.00%
356	20.00%	27.00%
357	20.00%	27.00%
358	20.00%	27.00%
359	20.00%	27.00%
360	20.00%	27.00%

Assumptions:

Runs to Maturity
100% Advancing
Triggers Failing
0 mo Lag
Prepayments exclusive of Defaults

	Interest Rates	Severity	Break-Even CDR 85% / 75% PPC (FIX/ARM)	Cum Net Loss on Collateral
M3 (A-)	Forward Libor	40%	11.34%	14.53%
	Forward Libor	65%	6.96%	16.39%
	Flat 12mo then FWD+400	40%	6.86%	9.98%
	Flat 12mo then FWD+400	65%	3.81%	9.91%
M4 (BBB+)	Forward Libor	40%	9.87%	13.16%
	Forward Libor	65%	6.14%	14.82%
	Flat 12mo then FWD+400	40%	5.22%	7.99%
	Flat 12mo then FWD+400	65%	3.00%	8.02%

	Interest Rates	Severity	Break-Even CDR 120% / 100% PPC (FIX/ARM)	Cum Net Loss on Collateral
M3 (A-)	Forward Libor	40%	12.18%	12.56%
	Forward Libor	65%	7.52%	13.87%
	Flat 12mo then FWD+400	40%	8.59%	9.53%
	Flat 12mo then FWD+400	65%	4.98%	9.72%
M4 (BBB+)	Forward Libor	40%	10.75%	11.40%
	Forward Libor	65%	6.53%	12.30%
	Flat 12mo then FWD+400	40%	7.12%	8.15%
	Flat 12mo then FWD+400	65%	4.04%	8.06%

	Interest Rates	Severity	Break-Even CDR 150% / 135% PPC (FIX/ARM)	Cum Net Loss on Collateral
M3 (A-)	Forward Libor	40%	13.69%	11.12%
	Forward Libor	65%	8.25%	11.75%
	Flat 12mo then FWD+400	40%	10.76%	9.10%
	Flat 12mo then FWD+400	65%	6.30%	9.24%
M4 (BBB+)	Forward Libor	40%	11.58%	9.68%
	Forward Libor	65%	7.05%	10.22%
	Flat 12mo then FWD+400	40%	8.84%	7.68%
	Flat 12mo then FWD+400	65%	5.23%	7.80%

PRICING Speeds, FWD Libor, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	774,241.65	1,905,136.02	4.57%
2	488,153,839.62	2,616,716.60	1,289,306.48	1,327,410.12	3.26%
3	476,518,930.76	2,555,101.70	1,296,726.64	1,258,375.06	3.17%
4	465,087,312.49	2,494,490.96	1,285,348.85	1,209,142.11	3.12%
5	453,851,634.91	2,434,845.88	1,311,380.91	1,123,464.96	2.97%
6	442,805,162.99	2,376,131.50	1,296,238.44	1,079,893.06	2.93%
7	431,941,778.01	2,318,316.45	1,147,171.48	1,171,144.98	3.25%
8	421,255,976.32	2,261,372.90	1,221,638.71	1,039,734.19	2.96%
9	410,742,865.29	2,205,276.54	1,180,181.49	1,025,095.05	2.99%
10	400,398,156.28	2,150,006.60	1,275,462.32	874,544.29	2.62%
11	390,218,154.62	2,095,545.73	1,292,753.21	802,792.52	2.47%
12	380,199,746.45	2,041,879.93	1,300,548.53	741,331.40	2.34%
13	370,340,496.04	1,988,999.37	1,068,849.55	920,149.82	2.98%
14	360,736,164.95	1,937,484.23	1,078,011.93	859,472.31	2.86%
15	351,380,173.83	1,887,299.33	1,086,005.55	801,293.78	2.74%
16	342,266,112.97	1,838,410.37	1,118,233.92	720,176.44	2.52%
17	333,387,737.92	1,790,783.94	1,177,268.28	613,515.66	2.21%
18	324,738,965.22	1,744,387.51	1,152,399.24	591,988.27	2.19%
19	316,313,868.27	1,699,189.37	950,673.92	748,515.45	2.84%
20	308,106,673.30	1,655,158.62	1,068,594.28	586,564.34	2.28%
21	300,111,755.39	1,612,265.17	1,008,879.29	603,385.88	2.41%
22	292,323,634.68	1,570,479.70	1,074,827.90	495,651.81	2.03%
23	284,736,972.60	1,529,773.65	1,049,153.52	480,620.13	2.03%
24	277,346,568.23	1,490,119.19	1,057,509.04	432,610.14	1.87%
25	270,147,354.77	1,922,229.77	1,061,893.17	860,336.60	3.82%
26	263,174,742.60	1,940,209.55	1,041,140.14	899,069.41	4.10%
27	256,390,713.83	1,890,028.08	1,049,525.97	840,502.11	3.93%
28	249,781,081.05	1,841,140.58	1,014,574.37	826,566.20	3.97%
29	243,341,367.15	1,793,513.71	1,053,672.52	739,841.19	3.65%
30	237,067,209.90	1,747,115.04	1,027,835.02	719,280.02	3.64%
31	230,954,359.03	1,806,735.20	926,057.85	880,677.35	4.58%
32	225,004,024.54	1,772,972.62	1,024,138.26	748,834.37	3.99%
33	219,207,967.27	1,727,117.22	966,782.09	760,335.13	4.16%
34	213,560,795.28	1,682,444.15	990,802.13	691,642.02	3.89%
35	208,058,689.19	1,638,922.98	953,610.24	685,312.75	3.95%
36	202,697,927.55	1,596,524.07	961,196.37	635,327.70	3.76%
37	197,474,884.36	1,608,170.01	959,166.97	649,003.04	3.94%
38	192,389,320.94	1,579,999.27	915,912.60	664,086.67	4.14%
39	187,435,716.31	1,539,131.03	918,178.81	620,952.22	3.98%
40	182,609,283.61	1,499,316.52	876,377.97	622,938.56	4.09%
41	177,906,762.39	1,460,528.61	895,700.86	564,827.75	3.81%
42	173,324,975.75	1,422,740.88	871,885.01	550,855.87	3.81%
43	168,860,828.23	1,421,713.98	776,476.57	645,237.42	4.59%
44	164,513,502.09	1,392,308.88	848,488.11	543,820.77	3.97%
45	160,278,472.28	1,356,288.61	800,097.99	556,190.62	4.16%
46	156,152,129.26	1,321,197.10	814,426.28	506,770.82	3.89%
47	152,131,687.60	1,287,010.44	777,587.27	509,423.18	4.02%

48	148,214,433.22	1,253,705.36	782,939.54	470,765.81	3.81%
49	144,397,721.56	1,255,758.10	779,900.57	475,857.53	3.95%
50	140,681,032.31	1,230,431.57	753,966.61	476,464.96	4.06%
51	137,060,375.40	1,198,593.94	760,135.72	438,458.23	3.84%
52	133,532,602.48	1,167,577.25	717,703.21	449,874.04	4.04%
53	130,095,334.13	1,137,360.36	723,579.99	413,780.37	3.82%
54	126,746,251.84	1,107,922.69	705,950.83	401,971.86	3.81%
55	123,483,096.49	1,089,181.97	644,309.07	444,872.90	4.32%
56	120,304,253.23	1,062,209.53	671,970.01	390,239.51	3.89%
57	117,207,081.93	1,034,712.21	634,439.86	400,272.35	4.10%
58	114,189,369.40	1,007,924.06	639,597.64	368,326.41	3.87%
59	111,249,080.27	981,826.82	603,873.75	377,953.07	4.08%
60	108,384,231.32	956,402.72	608,777.70	347,625.01	3.85%
61	105,592,890.08	935,407.51	593,960.91	341,446.60	3.88%
62	102,846,761.51	911,678.85	560,703.04	350,975.81	4.10%
63	100,171,602.74	887,845.64	565,171.50	322,674.14	3.87%
64	97,565,504.65	864,630.79	533,502.61	331,128.18	4.07%
65	95,026,691.63	842,018.32	537,731.43	304,286.89	3.84%
66	92,553,433.64	819,992.66	524,498.55	295,494.11	3.83%
67	90,144,045.03	801,821.14	462,072.32	339,748.82	4.52%
68	87,797,270.27	781,456.37	498,971.70	282,484.66	3.86%
69	85,511,176.78	761,005.05	470,964.96	290,040.09	4.07%
70	83,284,129.94	741,084.65	474,649.05	266,435.61	3.84%
71	81,114,611.30	721,681.45	447,987.81	273,693.65	4.05%
72	79,001,141.38	702,782.09	451,473.57	251,308.51	3.82%
73	76,942,278.69	687,013.86	440,299.16	246,714.70	3.85%
74	74,936,938.66	669,510.39	415,542.87	253,967.52	4.07%
75	72,983,477.80	651,968.01	418,750.64	233,217.37	3.83%
76	71,080,500.49	634,881.32	395,188.85	239,692.46	4.05%
77	69,226,708.18	618,238.53	398,222.51	220,016.03	3.81%
78	67,420,835.67	602,028.19	388,326.92	213,701.27	3.80%
79	65,661,650.21	588,350.25	342,023.00	246,327.25	4.50%
80	63,948,213.97	573,312.73	369,243.83	204,068.90	3.83%
81	62,279,130.34	558,271.63	348,431.82	209,839.80	4.04%
82	60,653,207.85	543,621.51	351,069.93	192,551.58	3.81%
83	59,069,336.02	529,352.27	331,268.05	198,084.22	4.02%
84	57,526,432.85	515,454.04	333,762.78	181,691.26	3.79%
85	56,023,444.14	503,783.86	325,472.04	178,311.82	3.82%
86	54,559,582.31	490,916.48	307,215.51	183,700.97	4.04%
87	53,133,642.58	478,019.42	309,629.19	168,390.24	3.80%
88	51,744,601.13	465,457.86	292,245.08	173,212.79	4.02%
89	50,391,508.32	453,223.12	294,523.69	158,699.43	3.78%
90	49,073,438.90	441,306.74	309,423.10	131,883.64	3.22%
91	47,789,491.37	431,472.59	272,528.62	158,943.97	3.99%
92	46,539,021.38	420,455.34	294,218.35	126,236.99	3.25%
93	45,320,971.95	409,393.33	277,564.40	131,828.92	3.49%
94	44,134,463.64	398,619.30	279,028.77	119,590.53	3.25%
95	42,978,684.43	388,125.80	262,672.30	125,453.50	3.50%
96	41,852,843.17	377,905.57	264,008.36	113,897.22	3.27%
97	40,756,169.00	369,341.30	256,766.95	112,574.36	3.31%
98	39,688,099.70	359,870.08	241,645.83	118,224.25	3.57%
99	38,647,740.96	350,387.10	242,804.17	107,582.94	3.34%

100	37,634,343.16	341,151.21	228,458.28	112,692.93	3.59%
101	36,647,211.99	332,155.99	229,504.74	102,651.26	3.36%
102	35,685,670.93	323,395.24	223,094.59	100,300.65	3.37%
103	34,749,060.84	315,938.68	202,849.00	113,089.68	3.91%
104	33,836,890.02	307,800.71	210,734.81	97,065.90	3.44%
105	32,948,403.03	299,675.92	198,173.34	101,502.57	3.70%
106	32,082,961.17	291,763.01	198,967.36	92,795.65	3.47%
107	31,239,970.71	284,056.51	187,060.87	96,995.65	3.73%
108	30,418,853.16	276,551.06	187,762.71	88,788.36	3.50%
109	29,619,044.90	270,065.94	182,363.37	87,702.57	3.55%
110	28,840,115.67	263,078.50	171,383.61	91,694.89	3.82%
111	28,081,427.87	256,121.29	171,957.56	84,163.73	3.60%
112	27,342,437.32	249,345.70	161,558.66	87,787.04	3.85%
113	26,622,636.32	242,747.03	162,052.42	80,694.60	3.64%
114	25,921,530.20	236,320.68	157,280.36	79,040.32	3.66%
115	25,238,636.98	230,684.10	137,854.80	92,829.29	4.41%
116	24,573,579.59	224,688.39	148,084.15	76,604.24	3.74%
117	23,925,820.74	218,734.43	139,020.50	79,713.93	4.00%
118	23,294,896.85	212,936.06	139,333.33	73,602.73	3.79%
119	22,680,373.76	207,289.25	130,759.59	76,529.66	4.05%
120	22,081,828.48	201,790.08	131,008.11	70,781.97	3.85%
121	21,498,848.86	196,977.16	127,054.85	69,922.32	3.90%
122	20,931,116.40	191,879.48	119,277.49	72,601.98	4.16%
123	20,378,173.08	186,783.91	119,533.75	67,250.15	3.96%
124	19,839,616.66	181,821.66	112,155.63	69,666.03	4.21%
125	19,315,075.94	176,989.27	112,333.36	64,655.91	4.02%
126	18,804,189.23	172,283.37	108,936.22	63,347.15	4.04%
127	18,306,604.13	168,248.29	95,407.49	72,840.80	4.77%
128	17,822,063.67	163,885.02	102,396.41	61,488.61	4.14%
129	17,350,160.78	159,522.84	96,033.39	63,489.45	4.39%
130	16,890,550.88	155,274.94	96,142.84	59,132.10	4.20%
131	16,442,916.59	151,138.35	90,116.26	61,022.09	4.45%
132	16,006,948.70	147,110.16	90,165.25	56,944.91	4.27%
133	15,582,345.91	143,445.31	87,277.16	56,168.15	4.33%
134	15,168,856.60	139,672.46	81,730.56	57,941.90	4.58%
135	14,766,159.61	135,945.20	81,722.00	54,223.20	4.41%
136	14,373,967.21	132,315.71	76,502.62	55,813.10	4.66%
137	13,992,008.02	128,781.46	76,445.05	52,336.41	4.49%
138	13,620,017.60	125,339.96	73,897.86	51,442.11	4.53%
139	13,257,738.35	122,036.47	64,499.41	57,537.07	5.21%
140	12,904,927.25	118,782.50	68,980.74	49,801.76	4.63%
141	12,561,333.15	115,603.62	64,460.05	51,143.57	4.89%
142	12,226,715.95	112,508.27	64,293.04	48,215.23	4.73%
143	11,900,843.53	109,494.26	60,031.52	49,462.74	4.99%
144	11,583,489.77	106,559.48	59,827.88	46,731.61	4.84%
145	11,274,434.31	103,746.06	57,719.42	46,026.64	4.90%
146	10,973,470.17	100,986.24	53,909.38	47,076.86	5.15%
147	10,680,384.32	98,275.31	53,739.69	44,535.62	5.00%
148	10,394,968.64	95,635.73	50,146.70	45,489.02	5.25%
149	10,117,024.64	93,065.63	49,941.30	43,124.33	5.12%
150	9,846,358.92	90,563.21	48,108.07	42,455.14	5.17%
151	9,582,783.05	88,240.89	43,329.45	44,911.44	5.62%

152	9,326,133.95	85,902.19	44,569.50	41,332.69	5.32%
153	9,076,217.88	83,588.66	41,544.82	42,043.84	5.56%
154	8,832,853.71	81,336.12	41,352.36	39,983.76	5.43%
155	8,595,871.73	79,142.99	38,528.23	40,614.76	5.67%
156	8,365,106.59	77,007.71	38,309.32	38,698.39	5.55%
157	8,140,397.19	74,978.87	36,842.13	38,136.74	5.62%
158	7,921,595.86	72,967.74	34,268.09	38,699.65	5.86%
159	7,708,542.62	70,995.54	34,013.20	36,982.34	5.76%
160	7,501,085.74	69,075.42	31,596.82	37,478.60	6.00%
161	7,299,080.08	67,206.05	31,320.19	35,885.86	5.90%
162	7,102,384.29	65,386.08	30,023.09	35,363.00	5.97%
163	6,910,860.62	63,614.91	25,974.96	37,639.95	6.54%
164	6,724,375.01	61,887.79	27,524.35	34,363.43	6.13%
165	6,542,796.18	60,208.49	25,472.40	34,736.09	6.37%
166	6,365,997.20	58,573.65	25,148.84	33,424.81	6.30%
167	6,193,853.97	56,982.10	23,236.76	33,745.34	6.54%
168	6,026,245.62	55,432.71	22,913.79	32,518.92	6.48%
169	5,863,054.37	53,889.59	21,844.23	32,045.36	6.56%
170	5,704,158.57	52,408.33	20,131.06	32,277.27	6.79%
171	5,549,450.93	50,980.14	19,786.83	31,193.31	6.75%
172	5,398,825.44	49,589.84	18,191.53	31,398.31	6.98%
173	5,252,175.98	48,236.44	17,834.83	30,401.62	6.95%
174	5,109,399.18	46,918.98	16,897.05	30,021.93	7.05%
175	4,970,394.34	45,577.20	14,437.19	31,140.00	7.52%
176	4,835,051.12	44,308.56	15,095.26	29,213.30	7.25%
177	4,703,282.25	43,095.40	13,771.17	29,324.24	7.48%
178	4,574,999.34	41,914.51	13,388.44	28,526.07	7.48%
179	4,450,111.64	40,765.05	12,164.04	28,601.02	7.71%
180	4,327,480.33	39,638.19	11,766.56	27,871.63	7.73%
181	4,070,765.32	37,375.49	10,115.16	27,260.33	8.04%
182	3,959,245.31	36,333.69	9,096.19	27,237.51	8.26%
183	3,850,685.67	35,332.39	8,702.45	26,629.93	8.30%
184	3,745,011.85	34,357.85	7,765.07	26,592.78	8.52%
185	3,642,148.43	33,409.37	7,363.30	26,046.08	8.58%
186	3,542,021.94	32,486.27	6,720.20	25,766.07	8.73%
187	3,444,560.81	31,575.78	5,504.45	26,071.33	9.08%
188	3,349,692.65	30,699.04	5,484.92	25,214.12	9.03%
189	3,257,351.76	29,848.51	4,734.12	25,114.39	9.25%
190	3,167,472.63	29,020.78	4,314.84	24,705.94	9.36%
191	3,079,990.81	28,215.25	3,632.22	24,583.03	9.58%
192	2,994,843.54	27,431.34	3,206.92	24,224.42	9.71%
193	2,911,969.67	26,649.24	2,675.35	23,973.89	9.88%
194	2,831,305.24	25,902.85	2,088.59	23,814.26	10.09%
195	2,752,795.82	25,181.02	1,655.17	23,525.86	10.26%
196	2,676,385.98	24,478.61	1,125.98	23,352.63	10.47%
197	2,602,020.67	23,795.09	672.69	23,122.40	10.66%
198	2,529,646.27	23,129.98	195.39	22,934.59	10.88%

PRICING Speeds, FWD+200 Libor, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	1,262,991.65	1,416,386.02	3.40%
2	488,153,839.62	2,616,716.60	2,082,387.05	534,329.55	1.31%
3	476,518,930.76	2,555,101.70	2,095,288.70	459,812.99	1.16%
4	465,087,312.49	2,494,490.96	2,037,671.66	456,819.30	1.18%
5	453,851,634.91	2,434,845.88	2,069,333.74	365,512.13	0.97%
6	442,805,162.99	2,376,131.50	2,035,166.79	340,964.71	0.92%
7	431,941,778.01	2,318,316.45	1,820,924.91	497,391.55	1.38%
8	421,255,976.32	2,261,372.90	1,923,454.57	337,918.33	0.96%
9	410,742,865.29	2,205,276.54	1,841,836.28	363,440.27	1.06%
10	400,398,156.28	2,150,006.60	1,941,356.37	208,650.23	0.63%
11	390,218,154.62	2,095,545.73	1,920,200.14	175,345.59	0.54%
12	380,199,746.45	2,041,879.93	1,931,656.44	110,223.49	0.35%
13	370,340,496.04	1,988,999.37	1,682,977.64	306,021.73	0.99%
14	360,736,164.95	1,937,484.23	1,656,322.21	281,162.02	0.94%
15	351,380,173.83	1,887,299.33	1,667,479.75	219,819.58	0.75%
16	342,266,112.97	1,838,410.37	1,665,760.79	172,649.58	0.61%
17	333,387,737.92	1,790,783.94	1,727,755.51	63,028.44	0.23%
18	324,738,965.22	1,744,387.51	1,687,991.36	56,396.15	0.21%
19	316,313,868.27	1,699,189.37	1,421,328.83	277,860.54	1.05%
20	308,106,673.30	1,655,158.62	1,575,541.90	79,616.72	0.31%
21	300,111,755.39	1,612,265.17	1,486,148.90	126,116.27	0.50%
22	292,323,634.68	1,570,479.70	1,554,593.61	15,886.09	0.07%
23	284,736,972.60	1,529,773.65	1,500,798.49	28,975.17	0.12%
24	277,346,568.23	1,490,119.19	1,511,480.92	(21,361.74)	-0.09%
25	270,147,354.77	1,933,212.13	1,503,466.41	429,745.72	1.91%
26	263,176,093.57	1,968,588.88	1,456,855.42	511,733.46	2.33%
27	256,395,369.22	1,917,685.51	1,467,433.41	450,252.10	2.11%
28	249,788,882.63	1,868,094.46	1,408,002.79	460,091.67	2.21%
29	243,352,162.32	1,819,781.94	1,449,143.21	370,638.73	1.83%
30	237,080,851.52	1,772,715.03	1,412,516.91	360,198.12	1.82%
31	230,970,705.20	1,863,889.68	1,264,019.45	599,870.24	3.12%
32	225,026,248.40	1,839,960.77	1,388,099.81	451,860.96	2.41%
33	219,236,680.96	1,792,401.94	1,309,381.02	483,020.93	2.64%
34	213,595,680.64	1,746,068.77	1,335,135.69	410,933.08	2.31%
35	208,099,439.35	1,700,929.72	1,277,704.88	423,224.84	2.44%
36	202,744,246.61	1,656,954.06	1,286,896.59	370,057.46	2.19%
37	197,526,487.01	1,731,867.50	1,280,872.44	450,995.06	2.74%
38	192,449,187.45	1,712,536.15	1,219,296.35	493,239.80	3.08%
39	187,504,227.93	1,668,286.48	1,223,676.76	444,609.72	2.85%
40	182,686,004.88	1,625,176.84	1,164,474.68	460,702.17	3.03%
41	177,991,273.35	1,583,177.92	1,185,806.72	397,371.20	2.68%
42	173,416,871.44	1,542,261.14	1,154,584.42	387,676.72	2.68%
43	168,959,718.23	1,602,272.74	1,025,300.52	576,972.22	4.10%
44	164,621,614.56	1,573,667.57	1,116,965.39	456,702.18	3.33%
45	160,395,510.56	1,533,014.48	1,053,302.96	479,711.52	3.59%
46	156,277,623.73	1,493,408.60	1,069,420.07	423,988.53	3.26%
47	152,265,185.43	1,454,822.99	1,018,084.51	436,738.49	3.44%

48	148,355,497.87	1,417,231.41	1,025,130.12	392,101.28	3.17%
49	144,545,932.26	1,381,287.00	1,015,946.10	365,340.89	3.03%
50	140,833,978.80	1,351,846.98	976,598.40	375,248.58	3.20%
51	137,217,567.37	1,316,910.75	984,327.58	332,583.18	2.91%
52	133,693,764.17	1,282,874.62	929,135.59	353,739.03	3.18%
53	130,260,200.09	1,249,715.42	936,493.86	313,221.56	2.89%
54	126,914,566.64	1,217,410.58	913,440.16	303,970.42	2.87%
55	123,654,614.40	1,186,115.63	833,466.64	352,648.99	3.42%
56	120,478,165.98	1,156,586.32	869,017.98	287,568.33	2.86%
57	117,383,137.50	1,126,681.49	820,269.67	306,411.83	3.13%
58	114,367,377.60	1,097,547.30	826,725.92	270,821.38	2.84%
59	111,428,858.43	1,069,163.92	780,348.41	288,815.51	3.11%
60	108,565,604.04	1,041,512.02	786,485.25	255,026.77	2.82%
61	105,775,689.03	1,014,573.14	767,137.36	247,435.78	2.81%
62	103,032,755.22	988,118.20	723,991.96	264,126.24	3.08%
63	100,360,464.03	962,345.94	729,571.99	232,773.95	2.78%
64	97,757,002.17	937,241.26	688,515.36	248,725.90	3.05%
65	95,220,603.08	912,786.91	693,798.53	218,988.38	2.76%
66	92,749,545.47	888,966.12	676,558.08	212,408.04	2.75%
67	90,342,152.16	865,762.54	595,889.22	269,873.32	3.58%
68	87,996,788.93	843,160.23	643,318.68	199,841.55	2.73%
69	85,711,863.47	821,143.68	607,064.82	214,078.86	3.00%
70	83,485,824.26	799,697.75	611,670.02	188,027.73	2.70%
71	81,317,159.55	778,807.73	577,179.36	201,628.37	2.98%
72	79,204,396.32	758,459.26	581,538.61	176,920.65	2.68%
73	77,146,099.31	738,638.36	567,019.12	171,619.24	2.67%
74	75,140,870.04	719,331.40	535,018.98	184,312.42	2.94%
75	73,187,345.88	700,525.12	539,031.11	161,494.01	2.65%
76	71,284,199.12	682,206.59	508,592.39	173,614.20	2.92%
77	69,430,136.07	664,363.21	512,388.63	151,974.59	2.63%
78	67,623,896.19	646,982.71	499,552.77	147,429.95	2.62%
79	65,864,251.29	630,053.14	439,897.32	190,155.82	3.46%
80	64,150,004.61	613,562.85	474,811.53	138,751.32	2.60%
81	62,479,990.10	597,500.49	447,960.02	149,540.47	2.87%
82	60,853,071.57	581,855.01	451,263.57	130,591.44	2.58%
83	59,268,141.98	566,615.64	425,728.78	140,886.86	2.85%
84	57,724,122.64	551,771.89	428,854.21	122,917.68	2.56%
85	56,219,962.54	537,313.53	418,110.17	119,203.36	2.54%
86	54,754,637.59	523,230.62	394,550.91	128,679.71	2.82%
87	53,327,149.96	509,513.44	397,545.24	111,968.19	2.52%
88	51,936,527.40	496,152.54	375,127.62	121,024.92	2.80%
89	50,581,822.57	483,138.73	377,956.45	105,182.28	2.50%
90	49,262,112.43	470,463.02	390,783.88	79,679.14	1.94%
91	47,976,497.61	458,116.69	344,117.86	113,998.82	2.85%
92	46,724,101.79	446,091.21	371,428.99	74,662.21	1.92%
93	45,504,071.11	434,378.29	350,420.94	83,957.35	2.21%
94	44,315,573.60	422,969.85	352,285.95	70,683.89	1.91%
95	43,157,798.65	411,858.01	331,624.94	80,233.08	2.23%
96	42,029,956.39	401,035.12	333,304.74	67,730.38	1.93%
97	40,931,277.24	390,493.70	324,158.81	66,334.89	1.94%
98	39,861,011.33	380,226.47	305,066.69	75,159.77	2.26%
99	38,818,428.03	370,226.33	306,529.52	63,696.81	1.97%

100	37,802,815.45	360,486.38	288,421.76	72,064.62	2.29%
101	36,813,479.93	350,999.90	289,749.20	61,250.70	2.00%
102	35,849,745.63	341,760.31	281,665.35	60,094.96	2.01%
103	34,910,954.03	332,761.24	256,115.51	76,645.73	2.63%
104	33,996,463.48	323,996.46	266,085.00	57,911.46	2.04%
105	33,105,648.81	315,459.92	250,238.82	65,221.10	2.36%
106	32,237,900.89	307,145.70	251,258.98	55,886.72	2.08%
107	31,392,626.18	299,048.04	236,242.52	62,805.53	2.40%
108	30,569,246.38	291,161.36	237,150.98	54,010.38	2.12%
109	29,767,198.05	283,480.18	230,355.72	53,124.45	2.14%
110	28,985,932.17	275,999.18	216,510.88	59,488.30	2.46%
111	28,224,913.80	268,713.18	217,263.08	51,450.10	2.19%
112	27,483,621.75	261,617.14	204,152.53	57,464.61	2.51%
113	26,761,548.19	254,706.14	204,807.49	49,898.64	2.24%
114	26,058,198.30	247,975.37	198,809.23	49,166.14	2.26%
115	25,373,089.98	241,420.18	174,285.74	67,134.44	3.18%
116	24,705,753.48	235,036.02	187,253.89	47,782.13	2.32%
117	24,055,731.13	228,818.46	175,828.68	52,989.78	2.64%
118	23,422,576.97	222,763.18	176,263.07	46,500.11	2.38%
119	22,805,856.50	216,865.97	165,455.90	51,410.07	2.71%
120	22,205,146.37	211,122.75	165,811.85	45,310.89	2.45%
121	21,620,034.10	205,529.51	160,836.88	44,692.63	2.48%
122	21,050,117.78	200,082.38	151,006.32	49,076.06	2.80%
123	20,495,005.83	194,777.56	151,350.11	43,427.45	2.54%
124	19,954,316.72	189,611.37	142,031.03	47,580.34	2.86%
125	19,427,678.68	184,580.21	142,283.83	42,296.39	2.61%
126	18,914,729.54	179,680.59	137,967.36	41,713.22	2.65%
127	18,415,116.38	174,909.08	120,840.16	54,068.92	3.52%
128	17,928,495.36	170,262.37	129,702.40	40,559.98	2.71%
129	17,454,531.46	165,737.22	121,655.53	44,081.69	3.03%
130	16,992,898.27	161,330.48	121,810.68	39,519.80	2.79%
131	16,543,277.76	157,039.08	114,194.00	42,845.08	3.11%
132	16,105,360.04	152,860.02	114,278.40	38,581.61	2.87%
133	15,678,843.22	148,790.38	110,642.94	38,147.44	2.92%
134	15,263,433.13	144,827.33	103,637.73	41,189.60	3.24%
135	14,858,843.17	140,968.11	103,643.87	37,324.23	3.01%
136	14,464,794.10	137,210.00	97,048.48	40,161.53	3.33%
137	14,081,013.83	133,550.40	97,002.49	36,547.91	3.11%
138	13,707,237.29	129,986.74	93,799.42	36,187.32	3.17%
139	13,343,206.21	126,516.53	81,897.93	44,618.60	4.01%
140	12,988,668.94	123,137.34	87,620.96	35,516.39	3.28%
141	12,643,380.30	119,846.81	81,912.19	37,934.62	3.60%
142	12,307,101.43	116,642.64	81,736.27	34,906.37	3.40%
143	11,979,599.58	113,522.58	76,355.27	37,167.30	3.72%
144	11,660,647.99	110,484.44	76,135.32	34,349.12	3.53%
145	11,350,025.73	107,526.10	73,481.32	34,044.78	3.60%
146	11,047,517.55	104,645.48	68,648.90	35,996.58	3.91%
147	10,752,913.73	101,840.56	68,453.20	33,387.35	3.73%
148	10,466,009.94	99,109.37	63,897.92	35,211.44	4.04%
149	10,186,607.09	96,449.99	63,660.05	32,789.94	3.86%
150	9,914,511.22	93,860.57	61,348.71	32,511.85	3.94%
151	9,649,533.36	91,339.27	55,280.20	36,059.07	4.48%

152	9,391,489.39	88,884.32	56,890.68	31,993.63	4.09%
153	9,140,199.93	86,494.00	53,018.11	33,475.89	4.39%
154	8,895,490.21	84,166.62	52,778.06	31,388.57	4.23%
155	8,657,189.95	81,900.55	49,180.01	32,720.55	4.54%
156	8,425,133.26	79,694.19	48,908.19	30,786.00	4.38%
157	8,199,158.50	77,545.99	47,043.64	30,502.35	4.46%
158	7,979,108.21	75,454.43	43,765.93	31,688.50	4.77%
159	7,764,828.96	73,418.03	43,450.61	29,967.42	4.63%
160	7,556,171.27	71,435.36	40,374.45	31,060.91	4.93%
161	7,352,989.53	69,505.01	40,032.77	29,472.25	4.81%
162	7,155,141.84	67,625.63	38,387.35	29,238.28	4.90%
163	6,962,489.97	65,795.89	33,223.37	32,572.52	5.61%
164	6,774,899.26	64,014.48	35,218.99	28,795.49	5.10%
165	6,592,238.50	62,280.16	32,607.44	29,672.72	5.40%
166	6,414,379.85	60,591.69	32,208.35	28,383.34	5.31%
167	6,241,198.78	58,947.87	29,768.70	29,179.17	5.61%
168	6,072,573.95	57,347.55	29,366.36	27,981.19	5.53%
169	5,908,387.17	55,789.58	28,007.45	27,782.13	5.64%
170	5,748,523.25	54,272.86	25,822.82	28,450.04	5.94%
171	5,592,870.01	52,796.31	25,393.96	27,402.34	5.88%
172	5,441,318.14	51,358.88	23,359.24	27,999.65	6.17%
173	5,293,761.13	49,959.56	22,914.60	27,044.96	6.13%
174	5,150,095.25	48,597.35	21,723.45	26,873.89	6.26%
175	5,010,219.41	47,271.27	18,573.66	28,697.61	6.87%
176	4,874,035.15	45,980.38	19,434.72	26,545.66	6.54%
177	4,741,446.52	44,723.77	17,744.32	26,979.45	6.83%
178	4,612,360.07	43,500.53	17,266.29	26,234.24	6.83%
179	4,486,684.74	42,309.80	15,702.17	26,607.62	7.12%
180	4,363,281.40	41,142.71	15,204.88	25,937.84	7.13%
181	4,105,809.67	38,889.75	13,105.06	25,784.69	7.54%
182	3,993,558.40	37,821.17	11,798.02	26,023.14	7.82%
183	3,884,284.43	36,781.09	11,301.58	25,479.51	7.87%
184	3,777,910.08	35,768.77	10,098.72	25,670.05	8.15%
185	3,674,359.68	34,783.47	9,591.99	25,191.48	8.23%
186	3,573,559.50	33,824.48	8,770.97	25,053.51	8.41%
187	3,475,437.73	32,891.12	7,200.29	25,690.83	8.87%
188	3,379,924.43	31,982.71	7,193.80	24,788.90	8.80%
189	3,286,951.44	31,098.59	6,228.98	24,869.62	9.08%
190	3,196,452.39	30,238.13	5,699.67	24,538.46	9.21%
191	3,108,362.61	29,400.71	4,821.76	24,578.95	9.49%
192	3,022,619.12	28,585.71	4,284.59	24,301.12	9.65%
193	2,939,160.56	27,792.55	3,605.50	24,187.05	9.88%
194	2,857,927.15	27,020.66	2,849.78	24,170.88	10.15%
195	2,778,860.68	26,269.47	2,301.95	23,967.52	10.35%
196	2,701,904.43	25,538.44	1,622.52	23,915.92	10.62%
197	2,627,003.16	24,827.04	1,056.15	23,770.89	10.86%
198	2,554,103.06	24,134.75	449.76	23,684.99	11.13%

Period	1mL FWD	6mL FWD
1	1.12	1.21
2	1.15887	1.26027
3	1.15887	1.3296
4	1.22579	1.39896
5	1.27362	1.50132
6	1.27362	1.62896
7	1.45108	1.75669
8	1.57267	1.90295
9	1.57267	2.0637
10	1.83633	2.22458
11	2.03458	2.39284
12	2.03458	2.55896
13	2.32206	2.72522
14	2.52933	2.89122
15	2.52933	3.0501
16	2.83634	3.20911
17	3.02118	3.35699
18	3.02118	3.49951
19	3.30658	3.64214
20	3.47101	3.75976
21	3.47101	3.88104
22	3.71167	4.00239
23	3.86433	4.10345
24	3.86433	4.20517
25	4.00162	4.30696
26	4.18733	4.406
27	4.18733	4.49593
28	4.30792	4.5859
29	4.46437	4.67149
30	4.46437	4.74971
31	4.58529	4.82796
32	4.71713	4.90091
33	4.71713	4.9714
34	4.81174	5.04191
35	4.92469	5.1115
36	4.92469	5.17855
37	5.01431	5.24563
38	5.13156	5.31051
39	5.13156	5.36922
40	5.22065	5.42794
41	5.31859	5.48332
42	5.31859	5.53568
43	5.39526	5.58806
44	5.47614	5.65205
45	5.47614	5.73085
46	5.54556	5.81135
47	5.62575	5.88167
48	5.62575	5.94001
49	5.77043	6.00002
50	5.93805	6.03696
51	5.9478	6.04693

52	5.95751	6.05688
53	5.96736	6.0668
54	5.97703	6.07669
55	5.98666	6.08657
56	5.99642	6.0965
57	6.00603	6.10657
58	6.01559	6.11677
59	6.02524	6.1271
60	6.0348	6.13753
61	6.04482	6.14805
62	6.05532	6.15858
63	6.06573	6.169
64	6.07603	6.17933
65	6.08625	6.18956
66	6.09637	6.19969
67	6.10639	6.20973
68	6.11632	6.21966
69	6.12615	6.2295
70	6.13588	6.23924
71	6.14551	6.24887
72	6.15506	6.25842
73	6.1645	6.26786
74	6.17385	6.2772
75	6.1831	6.28645
76	6.19225	6.29559
77	6.20131	6.30464
78	6.21028	6.31359
79	6.21914	6.32244
80	6.22791	6.33139
81	6.23658	6.34072
82	6.24515	6.35042
83	6.25363	6.36049
84	6.26203	6.37091
85	6.27144	6.38169
86	6.28243	6.39262
87	6.29329	6.4034
88	6.30401	6.41403
89	6.31458	6.42452
90	6.32502	6.43487
91	6.3353	6.44506
92	6.34545	6.45511
93	6.35545	6.46501
94	6.3653	6.47477
95	6.37503	6.48438
96	6.38459	6.49384
97	6.39402	6.50315
98	6.40331	6.51232
99	6.41245	6.52134
100	6.42145	6.53021
101	6.4303	6.53894
102	6.43902	6.54752
103	6.44758	6.55595

104	6.456	6.56424
105	6.46429	6.57238
106	6.47243	6.58037
107	6.48042	6.58822
108	6.48827	6.59591
109	6.49597	6.60346
110	6.50354	6.61087
111	6.51096	6.61812
112	6.51824	6.62523
113	6.52537	6.63219
114	6.53236	6.63901
115	6.53921	6.64569
116	6.54592	6.65282
117	6.55248	6.66101
118	6.55889	6.67016
119	6.56516	6.68018
120	6.57137	6.69098
121	6.58085	6.70245
122	6.59371	6.71392
123	6.6059	6.72468
124	6.6174	6.73474
125	6.62821	6.7441
126	6.63834	6.75275
127	6.64778	6.76069
128	6.65654	6.76793
129	6.66461	6.77447
130	6.672	6.7803
131	6.6787	6.78543
132	6.68471	6.78985
133	6.69004	6.79357
134	6.69468	6.79658
135	6.69865	6.79889
136	6.70192	6.80049
137	6.70451	6.80139
138	6.70641	6.80158
139	6.70762	6.8011
140	6.70815	6.80092
141	6.70799	6.80214
142	6.70715	6.80477
143	6.70562	6.80885
144	6.7036	6.8144
145	6.7066	6.82141
146	6.71524	6.82893
147	6.72337	6.8359
148	6.73095	6.84231
149	6.73799	6.84817
150	6.7445	6.85348
151	6.75047	6.85824
152	6.7559	6.86244
153	6.76079	6.86609
154	6.76514	6.86918
155	6.76896	6.87173

156	6.77224	6.87371
157	6.77498	6.87515
158	6.77719	6.87604
159	6.77885	6.87636
160	6.77998	6.87614
161	6.78056	6.87536
162	6.78062	6.87403
163	6.78013	6.87215
164	6.77911	6.86971
165	6.77754	6.86672
166	6.77544	6.86318
167	6.7728	6.85908
168	6.76963	6.85443
169	6.76591	6.84922
170	6.76166	6.84347
171	6.75687	6.83716
172	6.75154	6.8303
173	6.74567	6.82288
174	6.73927	6.81491
175	6.73232	6.80643
176	6.72485	6.79822
177	6.71683	6.79126
178	6.70827	6.78559
179	6.69918	6.78129
180	6.68977	6.7784
181	6.68445	6.77695
182	6.6842	6.7762
183	6.68377	6.77526
184	6.68315	6.77411
185	6.68233	6.77276
186	6.68131	6.77121
187	6.68009	6.76946
188	6.67869	6.76751
189	6.67708	6.76535
190	6.67528	6.76299
191	6.67328	6.76043
192	6.67109	6.75767
193	6.66869	6.75471
194	6.66611	6.75155
195	6.66333	6.74818
196	6.66034	6.74461
197	6.65717	6.74084
198	6.65379	6.73687
199	6.65022	6.7327
200	6.64646	6.72832
201	6.6425	6.72374
202	6.63834	6.71897
203	6.63399	6.71398
204	6.62944	6.7088
205	6.62469	6.70342
206	6.61975	6.69783
207	6.6146	6.69204

208	6.60926	6.68605
209	6.60373	6.67986
210	6.59801	6.67347
211	6.59208	6.66688
212	6.58596	6.66008
213	6.57964	6.65309
214	6.57312	6.64589
215	6.56642	6.63849
216	6.55951	6.63089
217	6.55241	6.62308
218	6.54511	6.61508
219	6.53761	6.60687
220	6.52992	6.59847
221	6.52203	6.58986
222	6.51395	6.58105
223	6.50567	6.57204
224	6.4972	6.56283
225	6.48852	6.55342
226	6.47965	6.5438
227	6.47059	6.53399
228	6.46133	6.52397
229	6.45187	6.51375
230	6.44221	6.50333
231	6.43236	6.49271
232	6.42232	6.48189
233	6.41207	6.47087
234	6.40163	6.45965
235	6.391	6.44821
236	6.38017	6.43648
237	6.36914	6.42433
238	6.35792	6.41183
239	6.3465	6.39903
240	6.33483	6.38598
241	6.32241	6.37274
242	6.3092	6.35946
243	6.29608	6.34629
244	6.28309	6.33325
245	6.27021	6.32032
246	6.25744	6.30751
247	6.24479	6.29482
248	6.23225	6.28224
249	6.21982	6.26978
250	6.20751	6.25744
251	6.19531	6.24522
252	6.18323	6.23311
253	6.17125	6.22112
254	6.1594	6.20925
255	6.14765	6.19749
256	6.13603	6.18585
257	6.12451	6.17433
258	6.1131	6.16293
259	6.10181	6.15164

260	6.09063	6.14047
261	6.07957	6.12942
262	6.06863	6.11849
263	6.0578	6.10767
264	6.04708	6.09697
265	6.03646	6.08638
266	6.02598	6.07591
267	6.01559	6.06556
268	6.00532	6.05533
269	5.99518	6.04521
270	5.98514	6.03522
271	5.97521	6.02533
272	5.9654	6.01557
273	5.95571	6.00592
274	5.94612	5.99639
275	5.93665	5.98697
276	5.92729	5.97767
277	5.91805	5.96849
278	5.90892	5.95943
279	5.8999	5.95048
280	5.891	5.94165
281	5.88221	5.93294
282	5.87354	5.92434
283	5.86497	5.91586
284	5.85653	5.90749
285	5.8482	5.89925
286	5.83997	5.89111
287	5.83187	5.8831
288	5.82387	5.8752
289	5.816	5.86742
290	5.80823	5.85976
291	5.80057	5.85221
292	5.79303	5.84478
293	5.78561	5.83746
294	5.7783	5.83027
295	5.7711	5.82318
296	5.76402	5.81622
297	5.75705	5.80937
298	5.75019	5.80264
299	5.74345	5.79602
300	5.73681	5.78953
301	5.73031	5.78314
302	5.7239	5.77688
303	5.71761	5.77073
304	5.71144	5.7647
305	5.70537	5.75878
306	5.69942	5.75298
307	5.69359	5.7473
308	5.68787	5.74173
309	5.68226	5.73628
310	5.67677	5.73094
311	5.67138	5.72573

312	5.66612	5.72062
313	5.66096	5.71564
314	5.65592	5.71077
315	5.651	5.70602
316	5.64619	5.70138
317	5.64148	5.69686
318	5.6369	5.69246
319	5.63243	5.68817
320	5.62808	5.684
321	5.62383	5.67995
322	5.6197	5.67601
323	5.61568	5.67219
324	5.61178	5.66848
325	5.60799	5.66489
326	5.6043	5.66142
327	5.60074	5.65806
328	5.59729	5.65482
329	5.59396	5.6517
330	5.59073	5.64869
331	5.58762	5.6458
332	5.58463	5.64302
333	5.58174	5.64036
334	5.57898	5.63782
335	5.57632	5.63539
336	5.57379	5.63308
337	5.57135	5.63089
338	5.56904	5.62881
339	5.56684	5.62685
340	5.56475	5.625
341	5.56277	5.62327
342	5.56092	5.62166
343	5.55917	5.62016
344	5.55753	5.61878
345	5.55602	5.61752
346	5.55461	5.61637
347	5.55332	5.61534
348	5.55214	5.61442
349	5.55107	5.61362
350	5.55012	5.61294
351	5.54928	5.61237
352	5.54856	5.61192
353	5.54794	5.61158
354	5.54745	5.61137
355	5.54707	5.61122
356	5.5468	5.62027
357	5.54664	5.62805
358	5.5466	5.63454
359	5.54667	5.63971
360	5.54658	5.64356

UBS Runs Fieldstone 03-1

Assumptions:

Fitch Loss and Prepay Curves
Forward Curve
No Lag
Prepays exclusive of Losses
First Dollar of Loss

CLASS - M1 (AA)

Triggers Failing				No Delinquencies assumed Thus, triggers always pass		
Severity	**Break Even Fcl Freq**	**Loss Pct**		**Severity**	**Break Even Fcl Freq**	**Loss Pct**
30%	Doesn't take losses at all			30%	46	8.22%
40%	Doesn't take losses at all			40%	19	6.84%
50%	65	15.90%		50%	14	6.92%
60%	44	16.11%		60%	12	7.17%

CLASS - M2 (A)

Triggers Failing				No Delinquencies assumed Thus, triggers always pass		
Severity	**Break Even Fcl Freq**	**Loss Pct**		**Severity**	**Break Even Fcl Freq**	**Loss Pct**
30%	80	10.37%		30%	14	4.15%
40%	42	10.52%		40%	12	4.79%
50%	28	10.78%		50%	11	5.50%
60%	21	10.92%		60%	9	5.40%

CLASS - M3 (A-)

Triggers Failing				No Delinquencies assumed Thus, triggers always pass		
Severity	**Break Even Fcl Freq**	**Loss Pct**		**Severity**	**Break Even Fcl Freq**	**Loss Pct**
30%	53	8.74%		30%	12	3.59%
40%	31	9.09%		40%	11	4.40%
50%	21	9.11%		50%	9	4.50%
60%	16	9.16%		60%	8	4.80%

CLASS - M4 (BBB+)

Triggers Failing				No Delinquencies assumed Thus, triggers always pass		
Severity	**Break Even Fcl Freq**	**Loss Pct**		**Severity**	**Break Even Fcl Freq**	**Loss Pct**
30%	36	7.34%		30%	11	3.30%
40%	21	7.28%		40%	10	4.00%
50%	16	7.63%		50%	8	4.00%
60%	13	7.75%		60%	7	4.20%

CLASS - M5 (BBB)

Triggers Failing				No Delinquencies assumed Thus, triggers always pass		
Severity	**Break Even Fcl Freq**	**Loss Pct**		**Severity**	**Break Even Fcl Freq**	**Loss Pct**
30%	28	6.47%		30%	10	3.00%
40%	16	6.11%		40%	9	3.60%
50%	12	5.98%		50%	7	3.50%
60%	11	6.60%		60%	7	4.20%

Triggers Failing

Percentage of Base Prepay Curve		ForeClosure Frequency 25%	27.5%	30%	32.5%	35%
50%	WAL	7.09	7.14	7.24	7.37	7.60
	Mod. Dur	5.99	6.02	6.08	6.17	6.30
	First Pay Date	09/25/09	08/25/09	08/25/09	07/25/09	07/25/09
	Last Pay Date	03/25/12	06/25/12	11/25/12	06/25/13	06/25/14
	Cum Loss %	12.50%	13.75%	15.00%	16.25%	17.50%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	4.60	4.58	4.55	4.53	4.51
	Mod. Dur	4.18	4.16	4.14	4.13	4.11
	First Pay Date	10/25/07	10/25/07	10/25/07	09/25/07	09/25/07
	Last Pay Date	10/25/08	10/25/08	10/25/08	10/25/08	09/25/08
	Cum Loss %	12.46%	13.57%	14.34%	15.01%	15.63%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	3.43	3.42	3.41	3.40	3.39
	Mod. Dur	3.22	3.21	3.20	3.20	3.19
	First Pay Date	10/25/06	10/25/06	10/25/06	10/25/06	10/25/06
	Last Pay Date	06/25/07	06/25/07	06/25/07	05/25/07	05/25/07
	Cum Loss %	10.13%	10.68%	11.18%	11.64%	12.07%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
125%	WAL	2.68	2.68	2.68	2.67	2.67
	Mod. Dur	2.57	2.56	2.56	2.56	2.55
	First Pay Date	02/25/06	02/25/06	02/25/06	02/25/06	02/25/06
	Last Pay Date	07/25/06	07/25/06	07/25/06	07/25/06	07/25/06
	Cum Loss %	7.45%	7.85%	8.22%	8.57%	8.91%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
150%	WAL	2.30	2.29	2.29	2.29	2.29
	Mod. Dur	2.22	2.22	2.22	2.21	2.21
	First Pay Date	10/25/05	10/25/05	10/25/05	10/25/05	10/25/05
	Last Pay Date	02/25/06	02/25/06	02/25/06	02/25/06	01/25/06
	Cum Loss %	5.65%	5.97%	6.28%	6.58%	6.86%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

rgin - L + 0.90

: The tables above assume a loss severity of 50%

No Delinquencies Assumed, so triggers always pass

Percentage of Base Prepay Curve		ForeClosure Frequency 5%	7.5%	10%	12.5%	15%
50%	WAL	7.79	7.56	7.33	7.10	6.87
	Mod. Dur	6.25	6.11	5.97	5.82	5.68
	First Pay Date	12/25/06	11/25/06	11/25/06	10/25/06	10/25/06
	Last Pay Date	01/25/24	10/25/23	07/25/23	03/25/23	12/25/22
	Cum Loss %	2.50%	3.75%	5.00%	6.25%	7.50%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	5.13	4.99	4.85	4.72	4.58
	Mod. Dur	4.53	4.43	4.33	4.23	4.13
	First Pay Date	10/25/06	10/25/06	10/25/06	11/25/06	11/25/06
	Last Pay Date	02/25/17	10/25/16	05/25/16	11/25/15	05/25/15
	Cum Loss %	2.50%	3.75%	5.00%	6.25%	7.50%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	4.52	4.43	4.33	4.32	
	Mod. Dur	4.11	4.04	3.96	3.95	
	First Pay Date	04/25/07	04/25/07	04/25/07	04/25/07	
	Last Pay Date	09/25/12	01/25/12	03/25/11	07/25/13	
	Cum Loss %	2.50%	3.75%	5.00%	6.22%	7.30%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	1.08%
125%	WAL	3.29	3.06	2.91	2.80	2.72
	Mod. Dur	3.09	2.89	2.76	2.67	2.60
	First Pay Date	03/25/06	03/25/06	03/25/06	03/25/06	03/25/06
	Last Pay Date	05/25/11	07/25/10	09/25/09	03/25/09	10/25/08
	Cum Loss %	2.47%	3.44%	4.21%	4.90%	5.53%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
150%	WAL	2.33	2.32	2.31	2.31	2.30
	Mod. Dur	2.25	2.24	2.24	2.23	2.23
	First Pay Date	11/25/05	11/25/05	11/25/05	11/25/05	11/25/05
	Last Pay Date	02/25/06	02/25/06	02/25/06	02/25/06	02/25/06
	Cum Loss %	1.97%	2.64%	3.22%	3.71%	4.16%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

Triggers Failing

Percentage of Base Prepay Curve		ForeClosure Frequency 10%	12.5%	15%	17.5%	20%
50%	WAL	9.94	9.59	9.20	9.14	9.56
	Mod. Dur	7.37	7.19	6.99	6.96	7.17
	First Pay Date	06/25/12	02/25/12	09/25/11	09/25/11	11/25/11
	Last Pay Date	12/25/14	07/25/14	03/25/14	01/25/14	10/25/14
	Cum Loss %	5.00%	6.25%	7.50%	8.75%	10.00%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	6.05	6.01	6.02	6.04	6.08
	Mod. Dur	5.10	5.08	5.08	5.10	5.12
	First Pay Date	01/25/09	12/25/08	12/25/08	11/25/08	11/25/08
	Last Pay Date	07/25/10	07/25/10	10/25/10	01/25/11	06/25/11
	Cum Loss %	5.00%	6.25%	7.50%	8.75%	10.00%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	4.34	4.31	4.28	4.25	4.23
	Mod. Dur	3.88	3.85	3.82	3.80	3.79
	First Pay Date	08/25/07	07/25/07	07/25/07	06/25/07	06/25/07
	Last Pay Date	07/25/08	06/25/08	06/25/08	06/25/08	06/25/08
	Cum Loss %	5.00%	6.22%	7.30%	8.10%	8.83%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
125%	WAL	3.22	3.20	3.18	3.17	3.16
	Mod. Dur	2.98	2.96	2.95	2.94	2.93
	First Pay Date	08/25/06	08/25/06	08/25/06	07/25/06	07/25/06
	Last Pay Date	03/25/07	03/25/07	03/25/07	02/25/07	02/25/07
	Cum Loss %	4.21%	4.90%	5.53%	6.09%	6.58%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
150%	WAL	2.63	2.62	2.62	2.61	2.61
	Mod. Dur	2.48	2.47	2.46	2.46	2.46
	First Pay Date	02/25/06	02/25/06	02/25/06	02/25/06	02/25/06
	Last Pay Date	07/25/06	07/25/06	06/25/06	06/25/06	06/25/06
	Cum Loss %	3.22%	3.71%	4.16%	4.57%	4.95%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

No Delinquencies Assumed, so triggers always pass

Percentage of Base Prepay Curve		ForeClosure Frequency 2.5%	5%	7.5%	10%	12.5%
50%	WAL	7.94	7.71	7.49	7.26	7.03
	Mod. Dur	6.08	5.95	5.82	5.69	5.56
	First Pay Date	01/25/07	12/25/06	11/25/06	11/25/06	10/25/06
	Last Pay Date	09/25/22	06/25/22	02/25/22	11/25/21	07/25/21
	Cum Loss %	1.25%	2.50%	3.75%	5.00%	6.25%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	5.17	5.02	4.88	4.74	4.59
	Mod. Dur	4.41	4.32	4.22	4.12	4.02
	First Pay Date	09/25/06	09/25/06	09/25/06	09/25/06	09/25/06
	Last Pay Date	03/25/16	11/25/15	06/25/15	01/25/15	08/25/14
	Cum Loss %	1.25%	2.50%	3.75%	5.00%	6.25%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	4.15	4.05	3.96	4.13	
	Mod. Dur	3.71	3.64	3.57	3.68	
	First Pay Date	11/25/06	11/25/06	11/25/06	11/25/06	
	Last Pay Date	04/25/12	10/25/11	04/25/11	05/25/15	
	Cum Loss %	1.25%	2.50%	3.75%	5.00%	6.22%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	6.47%
125%	WAL	4.60				
	Mod. Dur	4.06				
	First Pay Date	05/25/07				
	Last Pay Date	03/25/12				
	Cum Loss %	1.25%	2.47%	3.44%	4.21%	4.90%
	Bond Loss %	0.00%	0.32%	5.65%	10.02%	13.78%
150%	WAL	2.69	2.66	2.65	2.63	2.62
	Mod. Dur	2.52	2.50	2.49	2.48	2.47
	First Pay Date	02/25/06	02/25/06	02/25/06	02/25/06	02/25/06
	Last Pay Date	07/25/06	07/25/06	07/25/06	07/25/06	07/25/06
	Cum Loss %	1.16%	1.97%	2.64%	3.22%	3.71%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

largin - L + 1.90

S: The tables above assume a loss severity of 50%

Triggers Failing

Percentage of Base Prepay Curve		ForeClosure Frequency 10%	12.5%	15%	17.5%	20%
50%	WAL	11.84	11.49	11.11	10.87	11.87
	Mod. Dur	8.13	7.98	7.82	7.71	8.14
	First Pay Date	12/25/14	07/25/14	03/25/14	01/25/14	10/25/14
	Last Pay Date	02/25/16	10/25/15	05/25/15	01/25/15	04/25/16
	Cum Loss %	5.00%	6.25%	7.50%	8.75%	10.00%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	7.23	7.41	7.77	8.29	9.30
	Mod. Dur	5.80	5.90	6.10	6.39	6.90
	First Pay Date	07/25/10	07/25/10	10/25/10	01/25/11	06/25/11
	Last Pay Date	04/25/11	08/25/11	03/25/12	02/25/13	03/25/15
	Cum Loss %	5.00%	6.25%	7.50%	8.75%	10.00%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	5.09	5.08	5.08	5.07	5.13
	Mod. Dur	4.39	4.39	4.38	4.38	4.42
	First Pay Date	07/25/08	06/25/08	06/25/08	06/25/08	06/25/08
	Last Pay Date	01/25/09	01/25/09	01/25/09	02/25/09	07/25/09
	Cum Loss %	5.00%	6.22%	7.30%	8.10%	8.83%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
125%	WAL	3.72	3.69	3.68	3.67	3.67
	Mod. Dur	3.36	3.34	3.32	3.32	3.32
	First Pay Date	03/25/07	03/25/07	03/25/07	02/25/07	02/25/07
	Last Pay Date	07/25/07	07/25/07	07/25/07	07/25/07	07/25/07
	Cum Loss %	4.21%	4.90%	5.53%	6.09%	6.58%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
150%	WAL	2.95	2.94	2.93	2.92	2.93
	Mod. Dur	2.73	2.72	2.72	2.71	2.71
	First Pay Date	07/25/06	07/25/06	06/25/06	06/25/06	06/25/06
	Last Pay Date	09/25/06	09/25/06	09/25/06	09/25/06	09/25/06
	Cum Loss %	3.22%	3.71%	4.16%	4.57%	4.95%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

No Delinquencies Assumed, so triggers always pass

Percentage of Base Prepay Curve		ForeClosure Frequency 2.5%	5%	7.5%	10%	12.5%
50%	WAL	7.84	7.62	7.39	7.16	6.93
	Mod. Dur	5.96	5.84	5.71	5.58	5.45
	First Pay Date	01/25/07	12/25/06	11/25/06	11/25/06	10/25/06
	Last Pay Date	06/25/20	03/25/20	12/25/19	08/25/19	04/25/19
	Cum Loss %	1.25%	2.50%	3.75%	5.00%	6.25%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	5.09	4.94	4.80	4.65	4.51
	Mod. Dur	4.32	4.23	4.13	4.03	3.93
	First Pay Date	09/25/06	09/25/06	09/25/06	09/25/06	09/25/06
	Last Pay Date	07/25/14	03/25/14	11/25/13	06/25/13	12/25/12
	Cum Loss %	1.25%	2.50%	3.75%	5.00%	6.25%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	3.96	3.86	3.95		
	Mod. Dur	3.54	3.47	3.52		
	First Pay Date	10/25/06	10/25/06	10/25/06		
	Last Pay Date	01/25/11	07/25/10	06/25/14		
	Cum Loss %	1.25%	2.50%	3.75%	5.00%	6.22%
	Bond Loss %	0.00%	0.00%	0.00%	5.09%	20.96%
125%	WAL	3.88				
	Mod. Dur	3.48				
	First Pay Date	02/25/07				
	Last Pay Date	06/25/12				
	Cum Loss %	1.25%	2.47%	3.44%	4.21%	4.90%
	Bond Loss %	0.00%	7.32%	12.46%	15.96%	17.41%
150%	WAL	4.82	4.32	3.97	3.77	3.56
	Mod. Dur	4.17	3.81	3.54	3.38	3.23
	First Pay Date	07/25/06	07/25/06	07/25/06	07/25/06	07/25/06
	Last Pay Date	06/25/10	05/25/10	09/25/09	06/25/09	10/25/08
	Cum Loss %	1.16%	1.97%	2.64%	3.22%	3.71%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

Margin - L + 2.20

PS: The tables above assume a loss severity of 50%

Triggers Failing

Percentage of Base Prepay Curve		ForeClosure Frequency 4%	6%	8%	10%	12%
50%	WAL	13.80	13.57	13.33	13.07	12.79
	Mod. Dur	8.30	8.23	8.15	8.07	7.98
	First Pay Date	11/25/16	08/25/16	05/25/16	02/25/16	11/25/15
	Last Pay Date	02/25/18	11/25/17	08/25/17	05/25/17	02/25/17
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.60%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	8.63	8.35	8.04	7.70	7.33
	Mod. Dur	6.27	6.14	5.98	5.80	5.61
	First Pay Date	11/25/11	08/25/11	04/25/11	12/25/10	08/25/10
	Last Pay Date	09/25/12	06/25/12	02/25/12	10/25/11	06/25/11
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.60%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	5.75	5.51	5.35	5.21	5.10
	Mod. Dur	4.67	4.53	4.42	4.34	4.26
	First Pay Date	02/25/09	12/25/08	10/25/08	09/25/08	07/25/08
	Last Pay Date	09/25/09	05/25/09	03/25/09	02/25/09	12/25/08
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.59%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
125%	WAL	4.12	4.02	3.94	3.88	3.82
	Mod. Dur	3.57	3.50	3.44	3.39	3.35
	First Pay Date	08/25/07	07/25/07	06/25/07	05/25/07	05/25/07
	Last Pay Date	12/25/07	11/25/07	10/25/07	09/25/07	08/25/07
	Cum Loss %	1.20%	1.74%	2.16%	2.53%	2.86%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
150%	WAL	3.19	3.14	3.11	3.08	3.06
	Mod. Dur	2.86	2.82	2.80	2.78	2.75
	First Pay Date	09/25/06	09/25/06	09/25/06	08/25/06	08/25/06
	Last Pay Date	12/25/06	12/25/06	11/25/06	11/25/06	10/25/06
	Cum Loss %	1.00%	1.35%	1.66%	1.93%	2.17%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

No Delinquencies Assumed, so triggers always pass

Percentage of Base Prepay Curve		ForeClosure Frequency 4%	6%	8%	10%	12%
50%	WAL	7.62	7.44	7.26	7.08	6.89
	Mod. Dur	5.55	5.45	5.36	5.26	5.17
	First Pay Date	01/25/07	12/25/06	11/25/06	11/25/06	10/25/06
	Last Pay Date	03/25/19	12/25/18	10/25/18	08/25/18	05/25/18
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.60%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	4.92	4.81	4.69	4.58	4.46
	Mod. Dur	4.05	3.98	3.90	3.83	3.76
	First Pay Date	08/25/06	08/25/06	08/25/06	08/25/06	08/25/06
	Last Pay Date	08/25/13	04/25/13	01/25/13	09/25/12	04/25/12
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.60%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	3.82	3.76	3.83	4.09	
	Mod. Dur	3.33	3.29	3.34	3.52	
	First Pay Date	09/25/06	09/25/06	09/25/06	09/25/06	
	Last Pay Date	03/25/10	05/25/10	04/25/13	05/25/15	
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.59%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	4.09%
125%	WAL	3.67				
	Mod. Dur	3.23				
	First Pay Date	12/25/06				
	Last Pay Date	06/25/12				
	Cum Loss %	1.20%	1.74%	2.16%	2.53%	2.86%
	Bond Loss %	0.00%	3.11%	8.84%	10.92%	12.71%
150%	WAL	4.10	4.14	4.06	4.00	3.95
	Mod. Dur	3.59	3.56	3.51	3.46	3.42
	First Pay Date	05/25/07	04/25/07	04/25/07	03/25/07	03/25/07
	Last Pay Date	02/25/10	05/25/10	11/25/09	06/25/09	03/25/09
	Cum Loss %	1.00%	1.35%	1.66%	1.93%	2.17%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

gin - L + 3.25

The tables above assume a loss severity of 30%

Triggers Failing

Percentage of Base Prepay Curve		ForeClosure Frequency 4%	6%	8%	10%	12%
50%	WAL	14.91	14.71	14.50	14.25	13.98
	Mod. Dur	8.51	8.46	8.40	8.32	8.24
	First Pay Date	02/25/18	11/25/17	08/25/17	05/25/17	02/25/17
	Last Pay Date	01/25/19	10/25/18	08/25/18	06/25/18	03/25/18
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.60%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	9.44	9.16	8.85	8.51	8.13
	Mod. Dur	6.58	6.46	6.31	6.15	5.97
	First Pay Date	09/25/12	06/25/12	02/25/12	10/25/11	06/25/11
	Last Pay Date	06/25/13	03/25/13	11/25/12	07/25/12	03/25/12
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.60%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	6.25	5.94	5.75	5.60	5.47
	Mod. Dur	4.94	4.76	4.65	4.55	4.47
	First Pay Date	09/25/09	05/25/09	03/25/09	02/25/09	12/25/08
	Last Pay Date	02/25/10	10/25/09	08/25/09	06/25/09	04/25/09
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.59%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
125%	WAL	4.44	4.32	4.23	4.14	4.07
	Mod. Dur	3.77	3.69	3.62	3.56	3.51
	First Pay Date	12/25/07	11/25/07	10/25/07	09/25/07	08/25/07
	Last Pay Date	04/25/08	02/25/08	01/25/08	12/25/07	11/25/07
	Cum Loss %	1.20%	1.74%	2.16%	2.53%	2.86%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
150%	WAL	3.43	3.37	3.32	3.28	3.24
	Mod. Dur	3.02	2.98	2.94	2.91	2.88
	First Pay Date	12/25/06	12/25/06	11/25/06	11/25/06	10/25/06
	Last Pay Date	03/25/07	02/25/07	01/25/07	01/25/07	12/25/06
	Cum Loss %	1.00%	1.35%	1.66%	1.93%	2.17%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%

No Delinquencies Assumed, so triggers always pass

Percentage of Base Prepay Curve		ForeClosure Frequency 4%	6%	8%	10%	12%
50%	WAL	7.51	7.33	7.15	6.96	6.78
	Mod. Dur	5.43	5.33	5.24	5.14	5.05
	First Pay Date	01/25/07	12/25/06	11/25/06	11/25/06	10/25/06
	Last Pay Date	02/25/18	11/25/17	08/25/17	05/25/17	02/25/17
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.60%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
75%	WAL	4.84	4.72	4.60	4.49	4.37
	Mod. Dur	3.95	3.88	3.81	3.73	3.66
	First Pay Date	08/25/06	08/25/06	08/25/06	08/25/06	08/25/06
	Last Pay Date	09/25/12	06/25/12	02/25/12	10/25/11	06/25/11
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.60%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	0.00%
100%	WAL	3.74	3.71	4.00	4.43	
	Mod. Dur	3.23	3.21	3.39	3.65	
	First Pay Date	09/25/06	09/25/06	09/25/06	09/25/06	
	Last Pay Date	09/25/09	09/25/10	05/25/14	01/25/17	
	Cum Loss %	1.20%	1.80%	2.40%	3.00%	3.59%
	Bond Loss %	0.00%	0.00%	0.00%	0.00%	14.24%
125%	WAL	3.66				
	Mod. Dur	3.18				
	First Pay Date	11/25/06				
	Last Pay Date	12/25/12				
	Cum Loss %	1.20%	1.74%	2.16%	2.53%	2.86%
	Bond Loss %	0.00%	8.99%	11.81%	14.35%	17.40%
150%	WAL	3.76				
	Mod. Dur	3.28				
	First Pay Date	02/25/07				
	Last Pay Date	10/25/10				
	Cum Loss %	1.00%	1.35%	1.66%	1.93%	2.17%
	Bond Loss %	0.00%	1.13%	6.01%	6.76%	11.14%

Margin - L + 3.25
PS: The tables above assume a loss severity of 30%

```
! fmic0301.CDI #CMOVER_3.0B ASSET_BACKED_HOMEEQUITY PORTFOLIO ! MAX_CF_VECTSIZE
552
!
!! Created by Intex Deal Maker v3.5.247 , subroutines 3.0f3
!!   09/08/2003   12:12 PM
!
DEAL_COMMENT _
 "Deal is modeled from preliminary term sheet.  Group 1 collateral consists of
mortgage loans with original_
 principal balances which do not exceed the applicable Freddie Mac maximum original
loan limitations.  Group_
 2 will consist of mortgages which may be less than, equal to or in excess of those
loan balance limitations."
!
  PORTFOLIO_STRING "RED PROSPECTUS; Prepay penalties not modeled on collateral."
!
!  Modeled in the Intex CMO Modeling Language, (TB)
!  which is copyright (c) 2003 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
 GROUP 1 = "1F" "1A"
 GROUP 2 = "2F" "2A"
!
  DEFINE PREPAY PPC  GROUP "1F" RISE_PERS 12 START_CPR 4 END_CPR 20
  DEFINE PREPAY PPC  GROUP "1A" RISE_PERS 1 START_CPR 27 END_CPR 27
  DEFINE PREPAY PPC  GROUP "2F" RISE_PERS 12 START_CPR 4 END_CPR 20
  DEFINE PREPAY PPC  GROUP "2A" RISE_PERS 1 START_CPR 27 END_CPR 27
!
  DEFINE STANDARDIZE ORIG_COLL_BAL    GROUP 0 CONSTANT #OrigCollBal  = 500000000.03
  DEFINE STANDARDIZE ORIG_COLL_BAL    GROUP 1 CONSTANT #OrigCollBal1 = 393101372.77
  DEFINE STANDARDIZE ORIG_COLL_BAL    GROUP 2 CONSTANT #OrigCollBal2 = 106898627.26
!
!
  DEFINE CONSTANT #SpecSenEnhPct = 39.99999999793%
  DEFINE CONSTANT #SNRTargPct    = 60.000000002070%
  DEFINE CONSTANT #M1TargPct     = 73.000000001290%
  DEFINE CONSTANT #M2TargPct     = 83.500000000660%
  DEFINE CONSTANT #M3TargPct     = 87.000000000450%
  DEFINE CONSTANT #M4TargPct     = 90.000000000270%
  DEFINE CONSTANT #M5TargPct     = 92.000000000150%
  DEFINE CONSTANT #BTargPct      = 94.500000000000%
!
       FULL_DEALNAME:     FIELDSTONE MORTGAGE INVESTMENT CORP. SERIES 2003-1
   TRUSTEE_INDENTURE:     HSBC BANK
       SERVICER_MASTER:   WELLS FARGO
       SERVICER_SPECIAL:  CHASE MORTGAGE
!
       ISSUER:            FIELDSTONE MORTGAGE
       DEALER:            LEHMAN, CSFB, MERRILL LYNCH
       DEAL SIZE:         $ 488750000.00
       PRICING SPEED:     GROUP "1F" PPC 120%
       PRICING SPEED:     GROUP "1A" CPR 27%
       PRICING SPEED:     GROUP "2F" PPC 120%
       PRICING SPEED:     GROUP "2A" CPR 27%
!      ISSUE DATE:        20030901
       SETTLEMENT DATE:   20031007
!
  Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
```

```
DEFINE SCHEDULE "Grp_1_IO","AIO_BAL1","Grp_2_IO","AIO_BAL2"
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE                  20030901 _
       DEAL_FIRSTPAY_DATE              20031025
!
!
DEFINE TABLE "CapNotional" (25, 2) = "CURDATE" "Balance"
        20031025.1      0.01
        20031125.1      485,321,000
        20031225.1      483,756,000
        20040125.1      480,930,000
        20040225.1      477,304,000
        20040325.1      472,548,000
        20040425.1      466,584,000
        20040525.1      460,046,000
        20040625.1      452,853,000
        20040725.1      444,931,000
        20040825.1      436,170,000
        20040925.1      426,458,000
        20041025.1      415,678,000
        20041125.1      404,481,000
        20041225.1      393,683,000
        20050125.1      383,305,000
        20050225.1      373,312,000
        20050325.1      363,661,000
        20050425.1      354,296,000
        20050525.1      345,211,000
        20050625.1      336,379,000
        20050725.1      328,272,000
        20050825.1      320,781,000
        20050925.1      313,813,000
        20051025.1      0.01
!
DEFINE TABLE "CapRateSch" (24, 2) = "CURDATE" "Rate"
        20031025.1      0.00
        20031125.1      1.1712
        20031225.1      1.1981
        20040125.1      1.2235
        20040225.1      1.2504
        20040325.1      1.305
        20040425.1      1.3967
        20040525.1      1.5075
        20040625.1      1.6256
        20040725.1      1.7747
        20040825.1      1.9151
        20040925.1      2.0517
        20041025.1      2.1939
        20041125.1      2.3907
        20041225.1      2.568
        20050125.1      2.7435
        20050225.1      2.8526
        20050325.1      3.0135
        20050425.1      3.1433
        20050525.1      3.3006
        20050625.1      3.4597
        20050725.1      3.564
        20050825.1      3.6563
        20050925.1      3.8103
!
  DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE",
"Balance" )
!
```

```
  DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional",
"CURDATE", "Balance" )
!
  DEFINE DYNAMIC #CapRate = LOOKUP_TBL( "STEP", Curdate, "CapRateSch", "CURDATE",
"Rate" )
!
!
  DEFINE #FloorCollat         = 0.50% * #OrigCollBal
  DEFINE #ReqPerc             = 0
  DEFINE #TrigEnhFrac         = 0
  DEFINE #CumLossShft         = 0
  DEFINE #TrigCumLossFrac     = 0
  DEFINE #SpecOCTarg          = 2.75% * #OrigCollBal
ifndef #cmover_3.0d _
  DEFINE #OC                  = 11250000.03
!
ifdef #cmover_3.0d _
  DEFINE STANDARDIZE OC_ACTUAL_VAL                   #OC              = 11250000.03
!
  DEFINE STANDARDIZE OCT_INITVAL          CONSTANT #InitOCTarg      = 2.75% *
#OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH   CONSTANT #StepDownDate    = 36
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC    CONSTANT #StepOCFrac      = 0.055
  DEFINE STANDARDIZE EXCESS_INTEREST               #XSSpread        = 0
  DEFINE STANDARDIZE OCT_FLOOR            CONSTANT #FloorOCTarg     = #FloorCollat
  DEFINE STANDARDIZE OCT_VAL              DYNAMIC  #Octval          = #SpecOCTarg
!
!
  DEFINE IDXFILE "HOMEEQ"
!
  DEFINE TABLE "OC_CUMLOSS0" (37, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
       37.1   0.0325
       38.1   0.03396
       39.1   0.03542
       40.1   0.03688
       41.1   0.03833
       42.1   0.03979
       43.1   0.04125
       44.1   0.04271
       45.1   0.04417
       46.1   0.04563
       47.1   0.04708
       48.1   0.04854
       49.1   0.05
       50.1   0.05083
       51.1   0.05167
       52.1   0.0525
       53.1   0.05333
       54.1   0.05417
       55.1   0.055
       56.1   0.05583
       57.1   0.05667
       58.1   0.0575
       59.1   0.05833
       60.1   0.05917
       61.1   0.06
       62.1   0.06021
       63.1   0.06042
       64.1   0.06063
       65.1   0.06083
       66.1   0.06104
       67.1   0.06125
       68.1   0.06146
```

```
      69.1   0.06167
      70.1   0.06188
      71.1   0.06208
      72.1   0.06229
      360.1   0.0625
!
  DEFINE DYNAMIC #AIO_SCHED1  = SCHED_AMOUNT("Grp_1_IO")
  DEFINE DYNAMIC #AIO_ENDBAL1 = SCHED_AMOUNT("AIO_BAL1")
  DEFINE DYNAMIC #AIO_SCHED2  = SCHED_AMOUNT("Grp_2_IO")
  DEFINE DYNAMIC #AIO_ENDBAL2 = SCHED_AMOUNT("AIO_BAL2")
!
!
!!!TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
!!!TOLERANCE INTEREST        9999999999999.00
!
  DEFINE TRANCHE "AIO"[2], "1A", "2A1", "2A2", "M1", "M2", "M3", "M4", "M5", "B",
"X", "P", "CAP_IN"
!
  DEFINE DYNAMIC STICKY #Sen1CoupCap = ( COLL_I_MISC("COUPON", 1) -
OPTIMAL_INTPMT("AIO#1") ) / COLL_PREV_BAL( 1 ) * 1200
  DEFINE DYNAMIC STICKY #Sen2CoupCap = ( COLL_I_MISC("COUPON", 2) -
OPTIMAL_INTPMT("AIO#2") ) / COLL_PREV_BAL( 2 ) * 1200
  DEFINE DYNAMIC STICKY #Grp1SubAmt  = MAX( 0, COLL_PREV_BAL( 1 ) - BBAL( "1A" ) )
  DEFINE DYNAMIC STICKY #Grp2SubAmt  = MAX( 0, COLL_PREV_BAL( 2 ) - BBAL( "2A1",
"2A2" ) )
  DEFINE DYNAMIC STICKY #SubsCap     = ( #Sen1CoupCap * #Grp1SubAmt / ( #Grp1SubAmt
+ #Grp2SubAmt ) ) + _
                                       ( #Sen2CoupCap * #Grp2SubAmt / ( #Grp1SubAmt
+ #Grp2SubAmt ) )
!
  INITIAL INDEX    LIBOR_6MO          1.21
  INITIAL INDEX    LIBOR_1MO          1.12
!
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "AIO" SEN_IO ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"AIO#1"} LT 0.01);
   Block 94344329.00 at 6  FREQ M FLOAT NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH LE
18 THEN ( MIN( COLL_PREV_BAL(1), #AIO_SCHED1 ) ) ELSE 0 ); _
                                                      END   ( IF CURMONTH LT 18 THEN (
MIN( COLL_BAL(1), #AIO_ENDBAL1 ) ) ELSE 0 ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031007  Next 20031025
    (MIN(6, COLL_I(1) / BBAL("AIO#1") * 1200) )
    0    999
   Block 25655671.00 at 6  FREQ M FLOAT NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH LE
18 THEN ( MIN( COLL_PREV_BAL(2), #AIO_SCHED2 ) ) ELSE 0 ); _
                                                      END   ( IF CURMONTH LT 18 THEN (
MIN( COLL_BAL(2), #AIO_ENDBAL2 ) ) ELSE 0 ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031007  Next 20031025
    (MIN(6, COLL_I(2) / BBAL("AIO#2") * 1200) )
    0    999
!
Tranche "1A" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"1A"} LT 0.01);
   Block 316446000.00 at 1.52 GROUP 1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #Sen1CoupCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
```

```
          Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.8
ELSE 0.4 ))
     0     999
!
Tranche "2A1" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A1"} LT 0.01);
   Block 67541000.00 at 1.32 GROUP 2  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #Sen2CoupCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
          Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.4
ELSE 0.2 ))
     0     999
!
Tranche "2A2" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A2"} LT 0.01);
   Block 18513000.00 at 1.62 GROUP 2  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #Sen2CoupCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
          Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.
ELSE 0.5 ))
     0     999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT 0.01);
   Block 32500000.00 at 2.02  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #SubsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
          Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.35
ELSE 0.9 ))
     0     999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT 0.01);
   Block 26250000.00 at 3.02  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #SubsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
          Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.85
ELSE 1.9 ))
     0     999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT 0.01);
   Block 8750000.00 at 3.32  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #SubsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
          Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.3
ELSE 2.2 ))
     0     999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT 0.01);
   Block 7500000.00 at 4.37  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #SubsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
          Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.875
ELSE 3.25 ))
     0     999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT 0.01);
   Block 5000000.00 at 4.37  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #SubsCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
```

```
           Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.875
ELSE 3.25 ))
     0    999
!
Tranche "B" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B"} LT 0.01);
   Block 6250000.00 at 4.37  FREQ M FLOAT RESET M _
           COUPONCAP 30360 NONE ( #SubsCap ); _
           DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
           Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.875
ELSE 3.25 ))
     0    999
!
Tranche "R" JUN_RES
   Block 500000000.03 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          FREQ M   Delay 24  Dated 20031001  Next 20031025
!
Tranche "X" JUN_OC_RES
   Block 11250000.03 at 0 _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          FREQ M   Delay 24  Dated 20031001  Next 20031025
!
Tranche "P" JUN_PEN_NO
   Block 0.00 at 0 _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          FREQ M   Delay 24  Dated 20031001  Next 20031025
!
Tranche "CAP_IN" PSEUDO HEDGE
   Block $ 0.01 at 1.12 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal ); END (
#CapBalEnd ); _
           DAYCOUNT 30360 BUSINESS_DAY NONE FREQ M _
           Delay 0  Dated 20031007  Next 20031025
     (1 * LIBOR_1MO + (-1 * #CapRate))
     0    999
!
!
  Tranche "#OC"              SYMVAR
  Tranche "#SpecOCTarg"      SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20030901 Next 20031025 Settle 20031007
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20030901 Next 20031025 Settle 20031007
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20030901 Next 20031025 Settle 20031007
!
  RESERVE_FUND "YmRsvFnd"   FUNDING_FROM RULES
!
  HEDGE "Cap" _
                     TYPE  CAP _
                     LEG   "FLT"     DEAL_RECEIVES   OPTIMAL_INTPMT   "CAP_IN" _
                     DESCR "Cap agreement is in place for initial 24 months and is
notional to a schedule.  Strike rate is also a schedule, which begins at 1.1712 and
increases to a maximum of 3.8103 in month 24.  All Cap contributions go directly to
cover basis risk shortfalls and any remaining cash is paid to the X tranche."
!

  CLASS "AIO_1"        =  "AIO#1"
  CLASS "AIO_2"        =  "AIO#2"
  CLASS "1A"          NO_BUILD_TRANCHE _
```

```
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "1A"
  CLASS "2A1"       NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "2A1"
  CLASS "2A2"       NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "2A2"
  CLASS "M1"        NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "M1"
  CLASS "M2"        NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "M2"
  CLASS "M3"        NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "M3"
  CLASS "M4"        NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "M4"
  CLASS "M5"        NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "M5"
  CLASS "B"         NO_BUILD_TRANCHE _
                    SHORTFALL_PAYBACK  COUPONCAP TRUE _
                    SHORTFALL_EARN_INT COUPONCAP TRUE _
                    = "B"
  CLASS "RESID"     = "R#1" "X#1" "P#1"
  CLASS "SNR_2"     ALLOCATION _
                    = "2A1" "2A2" "AIO_2"
  CLASS "SNR_1"     ALLOCATION _
                    = "1A" "AIO_1"
!
  CLASS "SNR"       DISTRIB_CLASS PRORATA _
                    WRITEDOWN_BAL PRORATA _
                    ALLOCATION _
                    = "SNR_1" "SNR_2"
!
!
  CLASS "ROOT" _
                 WRITEDOWN_BAL RULES _
                 DISTRIB_CLASS RULES _
                 SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                   = "SNR" "M1" "M2" "M3" "M4" "M5" "B"  "RESID"
!
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME      "Cumulative Loss Trigger" _
        ORIG_TESTVAL   0.000% _
        TESTVAL        ( #TrigCumLossFrac ) ; _
        ORIG_TARGETVAL 3.250% _
        TARGETVAL      ( #CumLossShft ) ; _
        TRIGVAL        LODIFF
```

```
!
TRIGGER "StepUp-DlqEnh" _
        FULL_NAME       "Delinquency Trigger" _
        ORIG_TESTVAL    0.000% _
        TESTVAL         ( AVG_COLL( "RATE", -1, 2, 3 ) ) ; _
        ORIG_TARGETVAL  19.50000000483% _
        TARGETVAL       (#ReqPerc); _
        TRIGVAL         LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME  "Trigger Event" _
        DEFINITION "A Trigger Event exists, if either:;_
(1) a percentage calculated as the quotient of the amount of cumulative realized
losses divided by the original_
collateral balance exceeds the target defined by the following schedule:;_
                       Month <=      %;_
                            37           3.250%;  _
                            38           3.396%;  _
                            39           3.542%;  _
                            40           3.688%;  _
                            41           3.833%;  _
                            42           3.979%;  _
                            43           4.125%;  _
                            44           4.271%;  _
                            45           4.417%;  _
                            46           4.563%;  _
                            47           4.708%;  _
                            48           4.854%;  _
                            49           5.000%;  _
                            50           5.083%;  _
                            51           5.167%;  _
                            52           5.250%;  _
                            53           5.333%;  _
                            54           5.417%;  _
                            55           5.500%;  _
                            56           5.583%;  _
                            57           5.667%;  _
                            58           5.750%;  _
                            59           5.833%;  _
                            60           5.917%;  _
                            61           6.000%;  _
                            62           6.021%;  _
                            63           6.042%;  _
                            64           6.063%;  _
                            65           6.083%;  _
                            66           6.104%;  _
                            67           6.125%;  _
                            68           6.146%;  _
                            69           6.167%;  _
                            70           6.188%;  _
                            71           6.208%;  _
                            72           6.229%;  _
                           360         6.250%, or;_
 (2) the rolling 3 month average 60+ delinquency ratio exceeds 40% of the Senior
Enhancement Percentage."_
        IMPACT     "If a Trigger Event is in effect the OC target will remain at the
last value before the_
 trigger occurred if a stepdown has occurred.  Also, the classes will pay
sequentially.  It has no effect_
 if a stepdown has not occurred." _
        TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));
!
```

```
 OPTIONAL REDEMPTION:     "Cleanup" _
                          COLL_FRAC 10% _
                          PRICE_P ( COLL_BAL );
!
!
 INTEREST_SHORTFALL FULL_PREPAY    Compensate Pro_rata _
                    PARTIAL_PREPAY Compensate Pro_rata _
                    LOSS           Compensate Pro_rata
!
   Tranche      Cusip        Stated Maturity
   AIO           XXXXXXXXX    20050325
   1A            XXXXXXXXX    20331125
   2A1           XXXXXXXXX    20331125
   2A2           XXXXXXXXX    20331125
   M1            XXXXXXXXX    20331125
   M2            XXXXXXXXX    20331125
   M3            XXXXXXXXX    20331125
   M4            XXXXXXXXX    20331125
   M5            XXXXXXXXX    20331125
   B             XXXXXXXXX    20331125
   R             XXXXXXXXX    20331125
   X             XXXXXXXXX    20331125
   P             XXXXXXXXX    20331125
!
 TRANCHE MISCINFO
 AIO          RATING FT "AAA"  MD "Aaa"  SP "AAA"
 1A           RATING FT "AAA"  MD "Aaa"  SP "AAA"
 2A1          RATING FT "AAA"  MD "Aaa"  SP "AAA"
 2A2          RATING FT "AAA"  MD "Aaa"  SP "AAA"
 M1           RATING FT "AA"   MD "Aa2"  SP "AA"
 M2           RATING FT "A"    MD "A2"   SP "A"
 M3           RATING FT "A-"   MD "A3"   SP "A-"
 M4           RATING FT "BBB+" MD "Baa1" SP "BBB+"
 M5           RATING FT "BBB"  MD "Baa2" SP "BBB"
 B            RATING FT "BBB-" MD "Baa3" SP "BBB-"
 R            RATING FT "NR"   MD "NR"   SP "NR"
 X            RATING FT "NR"   MD "NR"   SP "NR"
 P            RATING FT "NR"   MD "NR"   SP "NR"
!
 DEFINE MACRO BLOCK #SNR_Int =
{
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTEREST PRO_RATA  ( "SNR_1" ; "SNR_2" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  CLASS INTEREST PRO_RATA  ( "2A1"; "2A2" ; "AIO_2" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS INTEREST PRO_RATA  ( "1A" ; "AIO_1" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_InS =
{
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTSHORT PRO_RATA  ( "SNR_1" ; "SNR_2" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  CLASS INTSHORT PRO_RATA  ( "2A1"; "2A2" ; "AIO_2" )
```

```
-----------------------------------
-----------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS INTSHORT PRO_RATA  ( "1A" ; "AIO_1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #SNR_Prn =
{
-----------------------------------
   calculate :  #SeniorPrinc        = #PrincPmt / #DistribAmt * #ClassSNRPDA
   calculate :  #SeniorXtraP        = #ClassSNRPDA - #SeniorPrinc
!
   calculate :  #SeniorPDA1         = MIN( BBAL("1A"), #SeniorPrinc * #PrincFrac1 )
   calculate :  #SeniorPDA2         = MIN( BBAL("SNR_2"), #SeniorPrinc *
#PrincFrac2 )
-----------------------------------
        from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SNR_1" )
-----------------------------------
        from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
-----------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS BALANCE PRO_RATA ( "SNR_1" ; "SNR_2" )
-----------------------------------
!
-----------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS BALANCE SEQUENTIAL ( "1A" )
-----------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  CLASS BALANCE SEQUENTIAL ( "2A1", "2A2"  )
-----------------------------------
!
-----------------------------------
        from :  CLASS ( "1A" )
         pay :  SEQUENTIAL ( "1A#1" )
-----------------------------------
        from :  CLASS ( "2A1" )
         pay :  SEQUENTIAL ( "2A1#1" )
-----------------------------------
        from :  CLASS ( "2A2" )
         pay :  SEQUENTIAL ( "2A2#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
-----------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
-----------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
-----------------------------------
        from :  CLASS ( "M3" )
```

```
        pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
DEFINE MACRO BLOCK #M4_Prn =
{
------------------------------------
       from :  CLASS ( "M4" )
        pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
       from :  CLASS ( "M5" )
        pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
DEFINE MACRO BLOCK #B_Prn =
{
------------------------------------
       from :  CLASS ( "B" )
        pay :  SEQUENTIAL ( "B#1" )
------------------------------------
}
!
CMO Block Payment Rules
------------------------------------
       from :  CASH_ACCOUNT (100)
 subject to :  CEILING ( (COLL("PREPAYPENALTY")) )
        pay :  CREDIT_ENHANCEMENT ("YmRsvFnd")
------------------------------------
  calculate :  #PrincFrac1         = COLL_P(1) / COLL_P
  calculate :  #PrincFrac2         = COLL_P(2) / COLL_P
!
  calculate :  #XtraPFrac1         = COLL_P(1) / COLL_P
  calculate :  #XtraPFrac2         = COLL_P(2) / COLL_P
!
  calculate :  #Princ              = COLL_P
  calculate :  #Interest           = COLL_I
!
  calculate :  #PrevSpecOC         = #SpecOCTarg
!
  calculate :  #CurrentOC          = MAX( 0, COLL_BAL - (BBAL("1A#1", "2A1#1",
"2A2#1", "M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "B#1") - #Princ))
!
  calculate :  #XSSpread           = MAX( 0, #Interest - COLL_YM -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + _
                                               COUPONCAP_SHORTFALL("ROOT") )
!
  calculate :  #FloorOCTotal       = #FloorOCTarg
!
  calculate :  #StepOCTarg         = COLL_BAL * #StepOCFrac
!
  calculate :  #StepDownDatePass   = CURMONTH GE #StepDownDate
!
!
  calculate :  #SenEnhancePct      =  (COLL_PREV_BAL - BBAL("SNR") ) /
COLL_PREV_BAL
!
  calculate :  #StepDownBal        = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE
0.00
!
  calculate :  #StepDown           = #StepDown OR ( #StepDownDatePass AND
```

```
#StepDownBal )
!
   calculate :  #ReqPerc                 = 40% * (COLL_PREV_BAL - BBAL("SNR") ) /
COLL_PREV_BAL
!
   calculate :  #CumLossShft             = LOOKUP_TBL( "STEP", CURMONTH, "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac         = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent               = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost          = #PrevSpecOC
!
   calculate :  #SpecOCTarg              = IF   #StepDown _
                                           THEN IF   #TrigEvent _
                                                THEN #PrevSpecOC _
                                                ELSE MAX( #StepOCTarg, #FloorOCTotal )
_
                                           ELSE #InitOCTarg
!
   calculate :  #SpecOCTarg              = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg              = #Octval
!
   calculate :  #OCDeficiency            = MAX( 0, #SpecOCTarg - #CurrentOC )
   calculate :  #OCSurplus               = MINMAX( 0, #CurrentOC - #SpecOCTarg, COLL_P )
   calculate :  #PrincPmt                = MAX( 0, COLL_P - #OCSurplus )
!
   calculate :  #XSIntRem                = MAX( 0, #Interest - COLL_YM -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + _
                                                #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SubDefic                = MAX( 0, ( BBAL("ROOT") - BBAL( "X#1" ) -
#Princ ) - COLL_BAL )
!
   calculate :  #AddPrinc                = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem                = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA                 = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem                = MAX( 0, #XSIntRem - #XtraPDA )
!
   calculate :  #DistribAmt              = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassSNRPDA             = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                             THEN #DistribAmt _
                                             ELSE BBAL("1A", "2A1", "2A2") _
                                             - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct
* COLL_BAL)
   calculate :  #ClassSNRPDA             = MAX( 0.0, MIN(BBAL("1A", "2A1", "2A2"),
#ClassSNRPDA ))
   calculate :  #ClassSNRPDA             = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
   calculate :  #ClassM1PDA              = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                             THEN #DistribAmt - #ClassSNRPDA _
                                             ELSE BBAL("1A", "2A1", "2A2", "M1") -
#ClassSNRPDA _
                                             - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct *
COLL_BAL)
   calculate :  #ClassM1PDA              = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
   calculate :  #ClassM1PDA              = MAX( 0, MIN( #ClassM1PDA, #DistribAmt -
#ClassSNRPDA ) )
```

```
!
!
   calculate :  #ClassM2PDA           = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2") -
#ClassSNRPDA - #ClassM1PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct *
COLL_BAL)
   calculate :  #ClassM2PDA           = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
   calculate :  #ClassM2PDA           = MAX( 0, MIN( #ClassM2PDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA           = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2",
"M3") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct *
COLL_BAL)
   calculate :  #ClassM3PDA           = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
   calculate :  #ClassM3PDA           = MAX( 0, MIN( #ClassM3PDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassM4PDA           = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2",
"M3", "M4") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #M4TargPct *
COLL_BAL)
   calculate :  #ClassM4PDA           = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
   calculate :  #ClassM4PDA           = MAX( 0, MIN( #ClassM4PDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
   calculate :  #ClassM5PDA           = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2",
"M3", "M4", "M5") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #M5TargPct *
COLL_BAL)
   calculate :  #ClassM5PDA           = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
   calculate :  #ClassM5PDA           = MAX( 0, MIN( #ClassM5PDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
   calculate :  #ClassBPDA            = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2",
"M3", "M4", "M5", "B") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #BTargPct *
COLL_BAL)
   calculate :  #ClassBPDA            = MAX( 0.0, MIN(BBAL("B"), #ClassBPDA ))
   calculate :  #ClassBPDA            = MAX( 0, MIN( #ClassBPDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA )
)
```

```
!
!
 calculate :  "SNR" _
NO_CHECK  CUSTOM   AMOUNT        = #ClassSNRPDA
!
 calculate :  "M1" _
NO_CHECK  CUSTOM   AMOUNT        = #ClassM1PDA
!
 calculate :  "M2" _
NO_CHECK  CUSTOM   AMOUNT        = #ClassM2PDA
!
 calculate :  "M3" _
NO_CHECK  CUSTOM   AMOUNT        = #ClassM3PDA
!
 calculate :  "M4" _
NO_CHECK  CUSTOM   AMOUNT        = #ClassM4PDA
!
 calculate :  "M5" _
NO_CHECK  CUSTOM   AMOUNT        = #ClassM5PDA
!
 calculate :  "B" _
NO_CHECK  CUSTOM   AMOUNT        = #ClassBPDA
!
 calculate :  "RESID" _
NO_CHECK  CUSTOM   AMOUNT        = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "M1",
"M2", "M3", "M4", "M5", "B"))
!
------------------------------------
         pay :  CLASS INTEREST  PRO_RATA  ( "SNR" )
------------------------------------
 {#SNR_Int}
------------------------------------
         pay :  CLASS INTSHORT  PRO_RATA  ( "SNR" )
------------------------------------
 {#SNR_InS}
------------------------------------
         pay :  CLASS INTEREST  PRO_RATA  ( "M1" )
         pay :  CLASS INTSHORT  PRO_RATA  ( "M1" )
         pay :  CLASS INTEREST  PRO_RATA  ( "M2" )
         pay :  CLASS INTSHORT  PRO_RATA  ( "M2" )
         pay :  CLASS INTEREST  PRO_RATA  ( "M3" )
         pay :  CLASS INTSHORT  PRO_RATA  ( "M3" )
         pay :  CLASS INTEREST  PRO_RATA  ( "M4" )
         pay :  CLASS INTSHORT  PRO_RATA  ( "M4" )
         pay :  CLASS INTEREST  PRO_RATA  ( "M5" )
         pay :  CLASS INTSHORT  PRO_RATA  ( "M5" )
         pay :  CLASS INTEREST  PRO_RATA  ( "B" )
         pay :  CLASS INTSHORT  PRO_RATA  ( "B" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
------------------------------------
 {#SNR_Prn}
------------------------------------
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
------------------------------------
 {#M1_Prn}
------------------------------------
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
------------------------------------
 {#M2_Prn}
------------------------------------
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
------------------------------------
 {#M3_Prn}
```

```
-------------------------------------
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
-------------------------------------
  {#M4_Prn}
-------------------------------------
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
-------------------------------------
  {#M5_Prn}
-------------------------------------
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B" )
-------------------------------------
  {#B_Prn}
-------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "1A"; "2A1"; "2A2" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M1" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M2" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M3" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M4" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M5" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "B" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
         pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B" )
-------------------------------------
!
!!  Penalty Allocation
!
-------------------------------------
        from :  CREDIT_ENHANCEMENT ("YmRsvFnd")
  subject to :  CEILING ( ( COLL("PREPAYPENALTY") ) )
         pay :  PREPAYPENALTY SEQUENTIAL("P#1")
-------------------------------------
!
        from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("1A" ; "2A1" ; "2A2")
-------------------------------------
        from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M1")
-------------------------------------
        from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M2")
-------------------------------------
        from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M3")
-------------------------------------
        from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M4")
-------------------------------------
        from :  HEDGE ("CAP")
```

```
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M5")
------------------------------------
        from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("B")
------------------------------------
        from :  HEDGE ("CAP")
         pay :  AS_INTEREST ("X#1")
------------------------------------
!
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
         pay :  AS_INTEREST ( "X#1" )
------------------------------------
         pay :  SEQUENTIAL  ( "X#1" )
------------------------------------
   calculate : #WriteDown = MAX( 0,
BBAL("1A#1","2A1#1","2A2#1","M1#1","M2#1","M3#1","M4#1","M5#1","B#1","X#1") -
COLL_BAL)
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN PRO_RATA ( "X#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "B#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate : #BondBal      =
BBAL("1A#1","2A1#1","2A2#1","M1#1","M2#1","M3#1","M4#1","M5#1","B#1")
   calculate : #OC           = MAX( 0, COLL_BAL - #BondBal )
   calculate : #IncrOC       = MAX( 0, #OC - BBAL( "X#1" ) )
------------------------------------
         pay :  INCREMENT ( BALANCE "X#1" , BY #IncrOC )
------------------------------------
Schedule "Grp_1_IO"
DECLARE
VALUES OK
     20031025          94344329.00
     20031125          94344329.00
     20031225          94344329.00
     20040125          94344329.00
     20040225          94344329.00
     20040325          94344329.00
     20040425          70758247.00
     20040525          70758247.00
     20040625          70758247.00
     20040725          70758247.00
     20040825          70758247.00
     20040925          70758247.00
     20041025          23586082.00
     20041125          23586082.00
     20041225          23586082.00
     20050125          23586082.00
     20050225          23586082.00
     20050325          23586082.00
!
```

```
DECLARE
VALUES OK
     20031025          94344329.00
     20031125          94344329.00
     20031225          94344329.00
     20040125          94344329.00
     20040225          94344329.00
     20040325          70758247.00
     20040425          70758247.00
     20040525          70758247.00
     20040625          70758247.00
     20040725          70758247.00
     20040825          70758247.00
     20040925          23586082.00
     20041025          23586082.00
     20041125          23586082.00
     20041225          23586082.00
     20050125          23586082.00
     20050225          23586082.00
!
Schedule "Grp_2_IO"
DECLARE
VALUES OK
     20031025          25655671.00
     20031125          25655671.00
     20031225          25655671.00
     20040125          25655671.00
     20040225          25655671.00
     20040325          25655671.00
     20040425          19241753.00
     20040525          19241753.00
     20040625          19241753.00
     20040725          19241753.00
     20040825          19241753.00
     20040925          19241753.00
     20041025           6413918.00
     20041125           6413918.00
     20041225           6413918.00
     20050125           6413918.00
     20050225           6413918.00
     20050325           6413918.00
!
Schedule "AIO_BAL2"
DECLARE
VALUES OK
     20031025          25655671.00
     20031125          25655671.00
     20031225          25655671.00
     20040125          25655671.00
     20040225          25655671.00
     20040325          19241753.00
     20040425          19241753.00
     20040525          19241753.00
     20040625          19241753.00
     20040725          19241753.00
     20040825          19241753.00
     20040925           6413918.00
     20041025           6413918.00
     20041125           6413918.00
     20041225           6413918.00
     20050125           6413918.00
     20050225           6413918.00
```

```
!
! ABS_SUMMARY_INFO _
                     1mo_BALANCE ALL_TRANCHES _
                     1mo_COUPON  ALL_TRANCHES _
                     1mo_FORECLOSURE_RATE _
                     1mo_DELINQ_30_59 1mo_DELINQ_60_89 _
                     1mo_DELINQ_90_plus _
                     1mo_WAC 1mo_WAM 1mo_WALA _
                     1mo_CDR 1mo_CRR 1mo_CPR _
                     1mo_NET_LOSS_RATE _
                     1mo_ACCUM_NET_LOSS 1mo_COLLAT_BAL _
                     1mo_AVAIL_ENHANCEMENT ALL_TRANCHES _
                     1mo_REO_RATE _
                     1mo_BANKRUPT_RATE _
                     1mo_CREDIT_BALANCE ALL_CREDITS _
                     DELINQ_INC_FC _
                     DELINQ_INC_REO _
                     DELINQ_INC_BANKRUPT _
                     3mo_COUPON  ALL_TRANCHES _
                     3mo_CDR 3mo_CRR 3mo_CPR
!
!
!
  DEFINE DYNAMIC #YM_PENRATE =
LOAN("COMMERCIAL_OP","USER_PENRATE")*LOAN("SCHAM_PREP_AMT")
!
 Collateral OVER
!
!      Factor       --Delay--
! Type  Date        P/Y    BV   Use BV for 0
  WL  20030901     9999 9999   FALSE
!
! Pool#  Type     Gross     Current     Original   --Fee--  Maturity Orig  ARM
    Gross  #mos   #mos   P#mos  P#mos  Life   Reset Life   Max   Look
!                 Coupon    Factor      Balance    P/Y  BV  P/Y   BV Term  Index
    Margin ToRst RstPer ToRst  RstPer Cap    Cap   Floor  Negam Back
!! BEGINNING OF COLLATERAL
M       1     "1-15yr Fixed 2 yr Penalty-    -NOT ELIGIBLE"     WL    00    WAC
         6.99 (      370104.22 /      370104.22 );      370104.22
      0.51        0.51                180:0     180:0       180 NO_CHECK


                          COMMERCIAL_OP   "USER_PenRate" "2.8"   ; GROUP "2F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M       2     "1-15yr Fixed 3 yr Penalty-    -ELIGIBLE"         WL    00    WAC
        8.031 (      358622.77 /      358622.77 );      358622.77
      0.51        0.51                180:0     180:0       180 NO_CHECK


                          COMMERCIAL_OP   "USER_PenRate" "3.21"  ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M       3     "1-15yr Fixed No Penalty  -    -ELIGIBLE"         WL    00    WAC
        7.969 (      699599.79 /      699599.79 );      699599.79
      0.51        0.51                180:0     180:0       180 NO_CHECK
```

```
                                          GROUP "1F"
M        4     "1-2/28 1 yr Penalty       -    -ELIGIBLE"            WL    00     WAC
    7.543 (       1806160.01 /      1806160.01 );       1806160.01
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                       5.784 09/01/2005    6 SYNC_INT                13.54
     1         7.54          0         0  INIT_PERCAP         3
                                          COMMERCIAL_OP   "USER_PenRate" "3.02"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 13 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        5     "1-2/28 1 yr Penalty       -I.O.-ELIGIBLE"            WL    00     WAC
    6.621 (       1833023.40 /      1833023.40 );       1833023.40
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                       5.882 10/01/2005    6 SYNC_INT                12.62
     1         6.62          0         0  INIT_PERCAP         3
          AMORT NONE FOR            60 COMMERCIAL_OP   "USER_PenRate" "2.65"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        6     "1-2/28 1 yr Penalty       -I.O.-NOT ELIGIBLE"        WL    00     WAC
    7.142 (       1645904.88 /      1645904.88 );       1645904.88
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                           6 09/01/2005    6 SYNC_INT                13.14
     1         7.14          0         0  INIT_PERCAP         3
          AMORT NONE FOR            60 COMMERCIAL_OP   "USER_PenRate" "2.86"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        7     "1-2/28 2 yr Penalty       -    -ELIGIBLE"            WL    00     WAC
    7.06 (     165657884.25 /    165657884.25 );     165657884.25
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                        5.71 09/01/2005    6 SYNC_INT                13.06
     1         7.06          0         0  INIT_PERCAP     2.999
                                          COMMERCIAL_OP   "USER_PenRate" "2.57"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        8     "1-2/28 2 yr Penalty       -    -NOT ELIGIBLE"        WL    00     WAC
    6.571 (      29397110.01 /     29397110.01 );      29397110.01
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                       5.606 09/01/2005    6 SYNC_INT                12.59
     1         6.57          0         0  INIT_PERCAP     2.984
                                          COMMERCIAL_OP   "USER_PenRate" "2.41"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        9     "1-2/28 2 yr Penalty       -I.O.-ELIGIBLE"            WL    00     WAC
    6.396 (     110905660.24 /    110905660.24 );     110905660.24
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                       5.618 09/01/2005    6 SYNC_INT                12.4
     1         6.4           0         0  INIT_PERCAP         3
          AMORT NONE FOR            60 COMMERCIAL_OP   "USER_PenRate" "2.5"    ;
GROUP "1A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M       10     "1-2/28 2 yr Penalty       -I.O.-NOT ELIGIBLE"        WL    00     WAC
    6.2 (        54459940.78 /     54459940.78 );      54459940.78
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                       5.562 09/01/2005    6 SYNC_INT                12.2
     1         6.2           0         0  INIT_PERCAP         3
          AMORT NONE FOR            60 COMMERCIAL_OP   "USER_PenRate" "2.46"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M       11     "1-2/28 3 yr Penalty       -    -ELIGIBLE"            WL    00     WAC
    6.63 (          868151.42 /        868151.42 );        868151.42
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                       5.358 10/01/2005    6 SYNC_INT                12.63
     1         6.63          0         0  INIT_PERCAP         3
                                          COMMERCIAL_OP   "USER_PenRate" "2.65"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M       12     "1-2/28 No Penalty         -    -ELIGIBLE"            WL    00     WAC
    7.659 (      54244521.62 /     54244521.62 );      54244521.62
  0.51         0.51                 360:0      360:0       360 NO_CHECK ARM
```

```
LIBOR_6MO                          5.645 10/01/2005    6 SYNC_INT              13.66
     1            7.66          0       0  INIT_PERCAP          3
                                            COMMERCIAL_OP   "USER_PenRate" "0.17"   ;
GROUP "1A"     TEASER
M       13    "1-2/28 No Penalty          -     -NOT ELIGIBLE"       WL     00     WAC
         7.46 (      4483510.39 /       4483510.39 );       4483510.39
     0.51          0.51               360:0      360:0      360 NO_CHECK ARM
LIBOR_6MO                          5.813 10/01/2005    6 SYNC_INT              13.46
     1            7.46          0       0  INIT_PERCAP          3

                                                        GROUP "2A"     TEASER
M        14    "1-2/28 No Penalty          -I.O.-ELIGIBLE"        WL     00     WAC
        7.351 (      5532605.77 /       5532605.77 );       5532605.77
     0.51          0.51               360:0      360:0      360 NO_CHECK ARM
LIBOR_6MO                          5.726 10/01/2005    6 SYNC_INT              13.35
     1            7.35          0       0  INIT_PERCAP          3
          AMORT NONE FOR             60 COMMERCIAL_OP   "USER_PenRate" "0.41"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 1 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        15    "1-2/28 No Penalty          -I.O.-NOT ELIGIBLE"       WL     00     WAC
        6.958 (      2073354.69 /       2073354.69 );       2073354.69
     0.51          0.51               360:0      360:0      360 NO_CHECK ARM
LIBOR_6MO                          5.551 09/01/2005    6 SYNC_INT              12.96
     1            6.96          0       0  INIT_PERCAP          3
          AMORT NONE FOR             60

                                                        GROUP "2A"     TEASER
M        16    "1-30yr Fixed 1 yr Penalty-I.O.-ELIGIBLE"          WL     00     WAC
         6.25 (       319934.54 /        319934.54 );        319934.54
     0.51          0.51               360:0      360:0      360 NO_CHECK

AMORT NONE FOR            60 COMMERCIAL_OP   "USER_PenRate" "2.5"    ; GROUP "1F"
PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE );
M        17    "1-30yr Fixed 1 yr Penalty-I.O.-NOT ELIGIBLE"      WL     00     WAC
         7.25 (       468798.68 /        468798.68 );        468798.68
     0.51          0.51               360:0      360:0      360 NO_CHECK

AMORT NONE FOR            60 COMMERCIAL_OP   "USER_PenRate" "2.9"    ; GROUP "2F"
PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE );
M        18    "1-30yr Fixed 2 yr Penalty-     -ELIGIBLE"          WL     00     WAC
        7.804 (      1301188.78 /       1301188.78 );       1301188.78
     0.51          0.51               360:0      360:0      360 NO_CHECK

                         COMMERCIAL_OP   "USER_PenRate" "2.86"   ; GROUP "1F"
```

```
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M        19    "1-30yr Fixed 2 yr Penalty-    -NOT ELIGIBLE"      WL    00    WAC
          7.384 (       945821.90 /       945821.90 );       945821.90
       0.51          0.51              360:0      360:0        360 NO_CHECK


                            COMMERCIAL_OP    "USER_PenRate" "1.97"   ; GROUP "2F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M        20    "1-30yr Fixed 2 yr Penalty-I.O.-ELIGIBLE"          WL    00    WAC
          6.862 (       306364.05 /       306364.05 );       306364.05
       0.51          0.51              360:0      360:0        360 NO_CHECK


AMORT NONE FOR          60 COMMERCIAL_OP    "USER_PenRate" "2.75"   ; GROUP "1F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M        21    "1-30yr Fixed 2 yr Penalty-I.O.-NOT ELIGIBLE"      WL    00    WAC
           6.24 (       345007.04 /       345007.04 );       345007.04
       0.51          0.51              360:0      360:0        360 NO_CHECK


AMORT NONE FOR          60 COMMERCIAL_OP    "USER_PenRate" "2.5"    ; GROUP "2F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M        22    "1-30yr Fixed 3 yr Penalty-    -ELIGIBLE"          WL    00    WAC
          7.446 (     18733468.75 /     18733468.75 );     18733468.75
       0.51          0.51              360:0      360:0        360 NO_CHECK


                            COMMERCIAL_OP    "USER_PenRate" "2.86"   ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        23    "1-30yr Fixed 3 yr Penalty-    -NOT ELIGIBLE"      WL    00    WAC
           6.42 (      2123987.01 /      2123987.01 );      2123987.01
       0.51          0.51              334:0      334:0        334 NO_CHECK


                            COMMERCIAL_OP    "USER_PenRate" "2.57"   ; GROUP "2F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        24    "1-30yr Fixed 3 yr Penalty-I.O.-ELIGIBLE"          WL    00    WAC
          7.063 (      5622242.95 /      5622242.95 );      5622242.95
       0.51          0.51              360:0      360:0        360 NO_CHECK


AMORT NONE FOR          60 COMMERCIAL_OP    "USER_PenRate" "2.8"    ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        25    "1-30yr Fixed 3 yr Penalty-I.O.-NOT ELIGIBLE"      WL    00    WAC
          6.436 (      3580347.12 /      3580347.12 );      3580347.12
       0.51          0.51              360:0      360:0        360 NO_CHECK


AMORT NONE FOR          60 COMMERCIAL_OP    "USER_PenRate" "2.58"   ; GROUP "2F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        26    "1-30yr Fixed No Penalty  -    -ELIGIBLE"          WL    00    WAC
          7.687 (      7247260.59 /      7247260.59 );      7247260.59
       0.51          0.51              360:0      360:0        360 NO_CHECK


                            COMMERCIAL_OP    "USER_PenRate" "0.11"   ; GROUP "1F"
M        27    "1-30yr Fixed No Penalty  -    -NOT ELIGIBLE"      WL    00    WAC
          7.484 (      1161395.27 /      1161395.27 );      1161395.27
       0.51          0.51              360:0      360:0        360 NO_CHECK
```

fieldstone.cdi

```
                                  GROUP "2F"
M        28    "1-30yr Fixed No Penalty  -I.O.-ELIGIBLE"        WL     00     WAC
  7.327 (      4266788.67 /      4266788.67 );       4266788.67
0.51          0.51              360:0      360:0       360 NO_CHECK

AMORT NONE FOR            60

                                  GROUP "1F"
M        29    "1-30yr Fixed No Penalty  -I.O.-NOT ELIGIBLE"    WL     00     WAC
  6.969 (      3954115.37 /      3954115.37 );       3954115.37
0.51          0.51              360:0      360:0       360 NO_CHECK

AMORT NONE FOR            60

                                  GROUP "2F"
M        30    "1-3/27 2 yr Penalty      -     -ELIGIBLE"        WL     00     WAC
   6.5 (       328981.53 /       328981.53 );       328981.53
0.51          0.51              360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO               5.99 10/01/2006     6 SYNC_INT                12.5
  1           6.5          0       0  INIT_PERCAP        3
                                  COMMERCIAL_OP    "USER_PenRate" "2.6"    ;
GROUP "1A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        31    "1-3/27 3 yr Penalty      -     -ELIGIBLE"        WL     00     WAC
  7.006 (      2583175.31 /      2583175.31 );       2583175.31
0.51          0.51              360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO              5.734 10/01/2006     6 SYNC_INT                13.01
  1           7.01         0       0  INIT_PERCAP        3
                                  COMMERCIAL_OP    "USER_PenRate" "2.55"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        32    "1-3/27 3 yr Penalty      -     -NOT ELIGIBLE"    WL     00     WAC
   6.6 (       349542.88 /       349542.88 );       349542.88
0.51          0.51              360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                5.5 09/01/2006     6 SYNC_INT                12.6
  1           6.6          0       0  INIT_PERCAP        3
                                  COMMERCIAL_OP    "USER_PenRate" "2.64"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        33    "1-3/27 3 yr Penalty      -I.O.-ELIGIBLE"         WL     00     WAC
```

6.717 (0.51 LIBOR_6MO 1685172.94 / fieldstone.cdi
0.51 1
1685172.94);
6.72 5.702 10/01/2006 360:0 360:0 1685172.94
GROUP "1A" AMORT NONE FOR 0 6 SYNC_INT 360 NO_CHECK ARM
M 34 PREPAY_FLAG YM FOR 36 NONE 0 INIT_PERCAP
"1-3/27 3 yr Penalty 60 COMMERCIAL_OP 3 12.72
0.51 6.5 (514033.64 / ; YM_FORMULA (#YM_PENRATE "USER_PenRate" "2.69" ;
LIBOR_6MO 0.51 -I.O.-NOT ELIGIBLE"); TEASER
1 514033.64);
6.5 360:0 WL 00 WAC
GROUP "2A" AMORT NONE FOR 5.5 10/01/2006 360:0 514033.64
M 0 6 SYNC_INT 360 NO_CHECK ARM
35 PREPAY_FLAG YM FOR 36 NONE 0 INIT_PERCAP
"1-3/27 No Penalty 60 COMMERCIAL_OP 3 12.5
7.545 (0.51 ; YM_FORMULA (#YM_PENRATE "USER_PenRate" "2.6" ;
LIBOR_6MO 0.51 429218.09 / - -ELIGIBLE"); TEASER
1 429218.09);
7.55 360:0 WL 00 WAC
5.518 09/01/2006 360:0 429218.09
0 6 SYNC_INT 360 NO_CHECK ARM
0 INIT_PERCAP
3 13.55

M
36 "1-3/27 No Penalty
0.51 7.1 (
LIBOR_6MO 0.51 131387.00 / -I.O.-ELIGIBLE" GROUP "1A" TEASER
1 131387.00);
7.1 360:0 WL 00 WAC
AMORT NONE FOR 5.5 09/01/2006 360:0 131387.00
0 6 SYNC_INT 360 NO_CHECK ARM
60 0 INIT_PERCAP
3 13.1

M
37 "1-Balloon 3 yr Penalty - GROUP "1A"
7.997 (
0.51 0.51 559114.39 / -ELIGIBLE" TEASER
360:0 559114.39); WL 00 WAC
360:0 559114.39
PREPAY_FLAG YM FOR 36 NONE COMMERCIAL_OP 360 NO_CHECK
M 38 "1-Balloon No Penalty ; YM_FORMULA (#YM_PENRATE "USER_PenRate" "1.44" BALLOON SCHED_BOTH
8.671 (); ; GROUP "1F" 180
0.51 0.51 225814.98 / - -ELIGIBLE"
360:0 225814.98);
360:0 WL 00 WAC
225814.98
360 NO_CHECK
BALLOON SCHED_BOTH
180

```
                                          GROUP "1F"   PREPAY_FLAG YM FOR 1 NONE ;
YM_FORMULA ( #YM_PENRATE );
M         39    "2-Balloon 1 yr Penalty    -    -ELIGIBLE"          WL    00    WAC
           10.5 (         39272.17 /         39272.17 );        39272.17
       0.51           0.51              360:0     360:0       360 NO_CHECK

                                                     BALLOON SCHED_BOTH           180
                               COMMERCIAL_OP   "USER_PenRate" "4.2"    ; GROUP "1F"
PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE );
M         40    "2-Balloon 2 yr Penalty    -    -ELIGIBLE"          WL    00    WAC
         10.091 (       1241609.19 /       1241609.19 );      1241609.19
       0.51           0.51              360:0     360:0       360 NO_CHECK

                                                     BALLOON SCHED_BOTH           180
                               COMMERCIAL_OP   "USER_PenRate" "4.04"   ; GROUP "1F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M         41    "2-Balloon 2 yr Penalty    -    -NOT ELIGIBLE"      WL    00    WAC
           9.99 (         33514.99 /         33514.99 );        33514.99
       0.51           0.51              360:0     360:0       360 NO_CHECK

                                                     BALLOON SCHED_BOTH           180
                               COMMERCIAL_OP   "USER_PenRate" "4"      ; GROUP "2F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M         42    "2-Balloon 3 yr Penalty    -    -ELIGIBLE"          WL    00    WAC
           9.65 (         70598.41 /         70598.41 );        70598.41
       0.51           0.51              359:1     359:1       360 NO_CHECK

                                                     BALLOON SCHED_BOTH           180
                               COMMERCIAL_OP   "USER_PenRate" "2"      ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M         43    "2-Balloon No Penalty      -    -ELIGIBLE"          WL    00    WAC
         10.508 (       6103551.16 /       6103551.16 );      6103551.16
       0.51           0.51              360:0     360:0       360 NO_CHECK

                                                     BALLOON SCHED_BOTH           180


                                          GROUP "1F"
M         44    "2-Balloon No Penalty      -    -NOT ELIGIBLE"      WL    00    WAC
         10.514 (        992138.39 /        992138.39 );       992138.39
       0.51           0.51              360:0     360:0       360 NO_CHECK

                                                     BALLOON SCHED_BOTH           180
```

fieldstone.cdi

GROUP "2F"

2,687 records
Balance: 486,349,491
Fieldstone Pool
As of 8/27/2003
All records

Prepayment to FICO

Prepayment Penalty Term	WA FICO
0	642
0.5	605
1	658
1.5	665
2	655
2.5	619
3	667
Total:	**653**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other m

Lehman Brothers
278 records
Balance: 103,980,186
Fieldstone Pool
As of 8/27/2003
Group II

Prepayment to FICO

Prepayment to FICO	WA FICO
0	653
1	667
2	663
2.5	622
3	685
Total:	**663**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other m

Fieldstone Mortgage Investment Corp 2003-1

Excess Interest

PRICING Speeds, FWD Libor + 100, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	1,032,402.80	1,646,974.87	N/A
2	488,153,839.62	2,616,716.60	1,708,204.99	908,511.60	2.23%
3	476,518,930.76	2,555,101.70	1,718,082.51	837,019.18	2.11%
4	465,087,312.49	2,494,490.96	1,683,210.50	811,280.45	2.09%
5	453,851,634.91	2,434,845.88	1,712,447.93	722,397.95	1.91%
6	442,805,162.99	2,376,131.50	1,687,418.20	688,713.30	1.87%
7	431,941,778.01	2,318,316.45	1,504,017.85	814,298.60	2.26%
8	421,255,976.32	2,261,372.90	1,593,530.92	667,841.98	1.90%
9	410,742,865.29	2,205,276.54	1,530,971.12	674,305.43	1.97%
10	400,398,156.28	2,150,006.60	1,628,686.14	521,320.46	1.56%
11	390,218,154.62	2,095,545.73	1,625,765.35	469,780.38	1.44%
12	380,199,746.45	2,041,879.93	1,635,694.51	406,185.42	1.28%
13	370,340,496.04	1,988,999.37	1,395,171.50	593,827.87	1.92%
14	360,736,164.95	1,937,484.23	1,385,488.78	551,995.45	1.84%
15	351,380,173.83	1,887,299.33	1,395,358.04	491,941.29	1.68%
16	342,266,112.97	1,838,410.37	1,409,713.38	428,696.99	1.50%
17	333,387,737.92	1,790,783.94	1,470,517.62	320,266.32	1.15%
18	324,738,965.22	1,744,387.51	1,437,907.98	306,479.53	1.13%
19	316,313,868.27	1,699,189.37	1,201,742.10	497,447.27	1.89%
20	308,106,673.30	1,655,158.62	1,339,217.26	315,941.36	1.23%
21	300,111,755.39	1,612,265.17	1,263,847.95	348,417.22	1.39%
22	292,323,634.68	1,570,479.70	1,331,325.23	239,154.47	0.98%
23	284,736,972.60	1,529,773.65	1,290,805.82	238,967.83	1.01%
24	277,346,568.23	1,490,119.19	1,300,602.11	189,517.07	0.82%
25	270,147,354.77	1,933,212.13	1,298,543.06	634,669.06	2.82%
26	263,176,093.57	1,968,588.88	1,264,123.48	704,465.40	3.21%
27	256,395,369.22	1,917,685.51	1,273,886.52	643,798.99	3.01%
28	249,788,882.63	1,868,094.46	1,225,988.37	642,106.09	3.08%
29	243,352,162.32	1,819,781.94	1,266,386.52	553,395.41	2.73%
30	237,080,851.52	1,772,715.03	1,234,948.27	537,766.76	2.72%
31	230,970,705.20	1,863,883.45	1,108,200.44	755,683.02	3.93%
32	225,026,247.78	1,836,308.08	1,220,503.59	615,804.49	3.28%
33	219,236,319.27	1,788,842.00	1,151,824.35	637,017.65	3.49%
34	213,594,974.65	1,742,599.22	1,176,991.94	565,607.29	3.18%
35	208,098,405.28	1,697,548.27	1,129,060.99	568,487.28	3.28%
36	202,742,900.10	1,653,658.46	1,137,726.44	515,932.02	3.05%
37	197,524,843.16	1,719,268.02	1,133,708.39	585,559.63	3.56%
38	192,446,385.55	1,689,305.26	1,080,518.72	608,786.55	3.80%
39	187,499,426.28	1,645,645.69	1,083,728.21	561,917.47	3.60%
40	182,679,297.09	1,603,111.14	1,032,222.75	570,888.40	3.75%
41	177,982,749.80	1,561,672.68	1,052,279.89	509,392.79	3.43%
42	173,406,619.37	1,521,302.10	1,024,111.54	497,190.56	3.44%
43	168,947,821.83	1,540,118.70	910,314.81	629,803.89	4.47%
44	164,605,406.78	1,507,942.13	992,899.58	515,042.55	3.75%
45	160,374,916.87	1,468,962.60	936,293.29	532,669.31	3.99%
46	156,252,853.05	1,430,987.60	951,584.28	479,403.32	3.68%
47	152,236,439.45	1,393,991.28	906,948.55	487,042.74	3.84%
48	148,322,971.28	1,357,948.46	913,210.38	444,738.08	3.60%
49	144,509,812.99	1,349,401.96	906,868.62	442,533.34	3.67%
50	140,796,146.75	1,321,743.41	873,728.48	448,014.93	3.82%
51	137,178,235.73	1,287,571.68	880,741.88	406,829.80	3.56%
52	133,653,020.54	1,254,280.60	831,450.10	422,830.50	3.80%
53	130,218,128.90	1,221,847.48	838,128.77	383,718.71	3.54%
54	126,871,249.23	1,190,250.27	817,585.96	372,664.31	3.52%
55	123,610,129.13	1,164,380.92	746,085.58	418,295.34	4.06%
56	120,433,027.70	1,136,235.29	777,997.92	358,237.37	3.57%
57	117,337,471.53	1,106,847.26	734,437.46	372,409.80	3.81%
58	114,321,231.04	1,078,216.72	740,300.03	337,916.69	3.55%
59	111,382,276.58	1,050,324.17	698,848.69	351,475.48	3.79%
60	108,518,630.39	1,023,150.62	704,421.99	318,728.64	3.52%
61	105,728,365.34	998,418.81	687,172.24	311,246.57	3.53%
62	102,985,228.03	973,049.59	648,603.57	324,446.01	3.78%
63	100,312,833.17	947,659.65	653,681.91	293,977.74	3.52%
64	97,709,296.77	922,927.57	616,969.74	305,957.83	3.76%
65	95,172,851.03	898,836.36	621,777.34	277,059.02	3.49%
66	92,701,773.43	875,369.49	606,397.16	268,972.33	3.48%
[illegible]	[illegible]	854,010.91	534,155.15	319,855.76	4.25%

	68	87,949,202.18	832,285.85	576,737.17	255,548.67	3.49%
	69	85,664,531.49	810,545.22	544,297.46	266,247.75	3.73%
	70	83,438,759.93	789,368.21	548,488.08	240,880.13	3.46%
	71	81,270,375.05	768,740.27	517,617.36	251,122.91	3.71%
	72	79,157,903.15	748,647.23	521,583.74	227,063.49	3.44%
	73	77,099,908.32	730,282.13	508,615.85	221,666.27	3.45%
	74	75,095,116.01	711,652.11	479,963.43	231,688.68	3.70%
	75	73,142,081.27	693,040.74	483,614.33	209,426.42	3.44%
	76	71,239,425.20	674,912.17	456,352.96	218,559.22	3.68%
	77	69,385,853.80	657,253.93	459,806.97	197,446.96	3.41%
	78	67,580,106.27	640,053.86	448,334.20	191,719.66	3.40%
	79	65,820,954.12	624,265.72	394,834.89	229,430.83	4.18%
	80	64,107,303.34	608,277.84	426,215.51	182,062.33	3.41%
	81	62,437,918.27	592,349.71	402,152.38	190,197.33	3.66%
	82	60,811,622.50	576,835.04	405,157.97	171,677.07	3.39%
	83	59,227,308.97	561,723.16	382,269.16	179,454.00	3.64%
	84	57,683,899.00	547,003.66	385,112.41	161,891.25	3.37%
	85	56,180,341.57	533,217.33	375,504.77	157,712.56	3.37%
	86	54,715,673.43	519,564.81	354,391.61	165,173.20	3.62%
	87	53,288,869.52	505,940.82	357,126.48	148,814.34	3.35%
	88	51,898,919.59	492,670.74	337,030.13	155,640.61	3.60%
	89	50,544,876.48	479,745.44	339,613.29	140,132.15	3.33%
	90	49,225,817.30	467,155.99	355,409.71	111,746.28	2.72%
	91	47,940,842.83	454,911.16	312,998.31	141,912.86	3.55%
	92	46,689,078.91	443,264.29	337,871.85	105,392.43	2.71%
	93	45,469,703.99	431,623.28	318,791.88	112,831.40	2.98%
	94	44,281,850.44	420,284.92	320,488.22	99,796.70	2.70%
	95	43,124,707.82	409,241.39	301,708.87	107,532.52	2.99%
	96	41,997,486.49	398,485.07	303,253.12	95,231.95	2.72%
	97	40,899,417.06	388,017.41	294,946.59	93,070.81	2.73%
	98	39,829,750.92	378,044.98	277,588.18	100,456.80	3.03%
	99	38,787,784.13	368,100.39	278,931.91	89,168.48	2.76%
	100	37,772,776.09	358,414.57	262,465.65	95,948.93	3.05%
	101	36,784,033.41	348,980.84	263,684.12	85,296.72	2.78%
	102	35,820,880.45	339,792.67	256,336.98	83,455.69	2.80%
	103	34,882,658.92	330,850.59	233,092.59	97,758.00	3.36%
	104	33,968,728.24	322,313.77	242,173.43	80,140.33	2.83%
	105	33,078,484.64	313,820.11	227,757.86	86,062.25	3.12%
	106	32,211,296.09	305,547.69	228,692.29	76,855.40	2.86%
	107	31,366,569.31	297,490.78	215,029.41	82,461.37	3.15%
	108	30,543,726.25	289,643.79	215,860.54	73,783.26	2.90%
	109	29,742,203.67	282,006.59	209,678.76	72,327.83	2.92%
	110	28,961,453.45	274,700.41	197,079.24	77,621.17	3.22%
	111	28,200,957.69	267,447.57	197,766.02	69,681.55	2.97%
	112	27,460,177.10	260,383.84	185,833.33	74,550.51	3.26%
	113	26,738,604.07	253,504.32	186,430.19	67,074.13	3.01%
	114	26,035,744.06	246,804.24	180,970.16	65,834.08	3.03%
	115	25,351,115.17	240,282.75	158,646.59	81,636.16	3.86%
	116	24,684,248.38	234,026.65	170,449.85	63,576.80	3.09%
	117	24,034,698.79	227,834.90	160,048.25	67,786.65	3.38%
	118	23,402,006.99	221,804.77	160,441.33	61,363.43	3.15%
	119	22,785,738.71	215,932.07	150,601.46	65,330.62	3.44%
	120	22,185,470.81	210,212.74	150,922.16	59,290.58	3.21%
	121	21,600,791.05	204,646.65	146,395.12	58,251.53	3.24%
	122	21,031,298.26	199,322.06	137,452.60	61,869.45	3.53%
	123	20,476,614.20	194,036.73	137,769.67	56,267.06	3.30%
	124	19,936,343.22	188,889.53	129,289.35	59,600.19	3.59%
	125	19,410,113.80	183,876.89	129,520.73	54,356.15	3.36%
	126	18,897,563.97	178,995.30	125,592.19	53,403.11	3.39%
	127	18,398,341.03	174,245.28	109,996.78	64,248.50	4.19%
	128	17,912,101.89	169,702.60	118,057.63	51,644.96	3.46%
	129	17,438,523.50	165,191.85	110,726.23	54,465.62	3.75%
	130	16,977,266.74	160,799.14	110,859.11	49,940.03	3.53%
	131	16,528,013.79	156,521.41	103,918.12	52,603.29	3.82%
	132	16,090,455.00	152,355.67	103,984.49	48,371.18	3.61%
	133	15,664,288.65	148,299.54	100,665.09	47,634.45	3.65%
	134	15,249,220.88	144,390.86	94,279.68	50,111.18	3.94%
	135	14,844,971.30	140,542.90	94,274.67	46,268.22	3.74%
	136	14,451,254.46	136,795.77	88,264.17	48,531.60	4.03%
	137	14,067,798.48	133,146.86	88,209.86	44,937.00	3.83%
	138	13,694,338.48	129,593.62	85,283.87	44,309.75	3.88%
	139	13,330,616.36	126,133.66	74,450.22	51,683.44	4.65%
	140	12,976,380.68	122,772.48	79,638.13	43,134.36	3.99%

	141	12,631,387.67	119,491.39	74,434.62	45,056.76	4.28%
	142	12,295,397.33	116,296.40	74,258.79	42,037.61	4.10%
	143	11,968,177.09	113,185.30	69,354.02	43,831.28	4.39%
	144	11,649,500.36	110,155.88	69,137.20	41,018.68	4.23%
	145	11,339,146.37	107,206.14	66,713.50	40,492.64	4.29%
	146	11,036,900.05	104,352.38	62,316.40	42,035.99	4.57%
	147	10,742,554.75	101,555.06	62,128.03	39,427.04	4.40%
	148	10,455,903.21	98,831.28	57,982.63	40,848.65	4.69%
	149	10,176,746.51	96,179.12	57,754.74	38,424.38	4.53%
	150	9,904,890.83	93,596.73	55,645.15	37,951.57	4.60%
	151	9,640,147.34	91,082.52	50,128.42	40,954.10	5.10%
	152	9,382,332.11	88,662.84	51,574.95	37,087.88	4.74%
	153	9,131,270.55	86,278.29	48,055.24	38,223.05	5.02%
	154	8,886,783.09	83,956.54	47,826.92	36,129.62	4.88%
	155	8,648,699.61	81,695.95	44,555.55	37,140.40	5.15%
	156	8,416,854.35	79,494.93	44,297.61	35,197.32	5.02%
	157	8,191,085.81	77,352.04	42,596.69	34,755.35	5.09%
	158	7,971,236.65	75,276.68	39,616.62	35,660.05	5.37%
	159	7,757,155.47	73,244.93	39,318.18	33,926.75	5.25%
	160	7,548,690.93	71,266.79	36,521.56	34,745.23	5.52%
	161	7,345,697.52	69,340.87	36,198.61	33,142.26	5.41%
	162	7,148,033.47	67,465.79	34,696.49	32,769.30	5.50%
	163	6,955,560.68	65,640.24	30,015.73	35,624.51	6.15%
	164	6,768,144.59	63,861.24	31,803.55	32,057.69	5.68%
	165	6,585,653.80	62,130.94	29,430.22	32,700.72	5.96%
	166	6,407,960.91	60,446.39	29,054.06	31,392.33	5.88%
	167	6,234,941.47	58,806.39	26,839.27	31,967.11	6.15%
	168	6,066,474.27	57,209.78	26,474.27	30,735.50	6.08%
	169	5,902,441.19	55,655.35	25,246.82	30,408.54	6.18%
	170	5,742,727.14	54,131.32	23,275.10	30,856.23	6.45%
	171	5,587,218.06	52,658.49	22,885.93	29,772.56	6.39%
	172	5,435,806.81	51,224.68	21,049.52	30,175.17	6.66%
	173	5,288,386.99	49,828.89	20,646.02	29,182.86	6.62%
	174	5,144,854.93	48,470.11	19,569.90	28,900.21	6.74%
	175	5,005,109.63	47,147.25	16,729.67	30,417.58	7.29%
	176	4,869,052.68	45,842.50	17,502.19	28,340.31	6.98%
	177	4,736,584.98	44,589.50	15,976.84	28,612.66	7.25%
	178	4,607,616.57	43,369.78	15,543.23	27,826.55	7.25%
	179	4,482,056.46	42,182.48	14,132.07	28,050.41	7.51%
	180	4,358,765.61	41,018.74	13,681.20	27,337.54	7.53%
	181	4,101,403.69	38,768.93	11,785.29	26,983.63	7.89%
	182	3,989,259.58	37,693.55	10,607.82	27,085.72	8.15%
	183	3,880,088.24	36,656.82	10,159.21	26,497.61	8.19%
	184	3,773,814.13	35,647.75	9,075.62	26,572.13	8.45%
	185	3,670,361.63	34,665.63	8,617.71	26,047.93	8.52%
	186	3,569,657.06	33,709.74	7,877.41	25,832.34	8.68%
	187	3,471,628.68	32,779.38	6,464.17	26,315.21	9.10%
	188	3,376,206.58	31,871.77	6,455.31	25,416.46	9.03%
	189	3,283,322.23	30,990.57	5,586.35	25,404.22	9.28%
	190	3,192,909.77	30,132.96	5,108.10	25,024.85	9.41%
	191	3,104,904.57	29,298.30	4,317.55	24,980.75	9.65%
	192	3,019,243.69	28,486.01	3,832.25	24,653.76	9.80%
	193	2,935,865.83	27,695.45	3,220.01	24,475.45	10.00%
	194	2,854,711.25	26,922.56	2,539.69	24,382.87	10.25%
	195	2,775,721.02	26,173.96	2,044.85	24,129.11	10.43%
	196	2,698,839.26	25,445.45	1,433.36	24,012.09	10.68%
	197	2,624,010.77	24,736.51	924.47	23,812.04	10.89%
	198	2,551,181.78	24,046.62	381.40	23,665.22	11.13%

Period	1mL FWD	6mL FWD	1mL FWD+150	6mL FWD+150
1	1.12	1.21	2.62	2.71
2	1.15887	1.26027	2.65887	2.76027
3	1.15887	1.3296	2.65887	2.8296
4	1.22579	1.39896	2.72579	2.89896
5	1.27362	1.50132	2.77362	3.00132
6	1.27362	1.62896	2.77362	3.12896
7	1.45108	1.75669	2.95108	3.25669
8	1.57267	1.90295	3.07267	3.40295
9	1.57267	2.0637	3.07267	3.5637
10	1.83633	2.22458	3.33633	3.72458
11	2.03458	2.39284	3.53458	3.89284
12	2.03458	2.55896	3.53458	4.05896
13	2.32206	2.72522	3.82206	4.22522
14	2.52933	2.89122	4.02933	4.39122
15	2.52933	3.0501	4.02933	4.5501
16	2.83634	3.20911	4.33634	4.70911
17	3.02118	3.35699	4.52118	4.85699
18	3.02118	3.49951	4.52118	4.99951
19	3.30658	3.64214	4.80658	5.14214
20	3.47101	3.75976	4.97101	5.25976
21	3.47101	3.88104	4.97101	5.38104
22	3.71167	4.00239	5.21167	5.50239
23	3.86433	4.10345	5.36433	5.60345
24	3.86433	4.20517	5.36433	5.70517
25	4.00162	4.30696	5.50162	5.80696
26	4.18733	4.406	5.68733	5.906
27	4.18733	4.49593	5.68733	5.99593
28	4.30792	4.5859	5.80792	6.0859
29	4.46437	4.67149	5.96437	6.17149
30	4.46437	4.74971	5.96437	6.24971
31	4.58529	4.82796	6.08529	6.32796
32	4.71713	4.90091	6.21713	6.40091
33	4.71713	4.9714	6.21713	6.4714
34	4.81174	5.04191	6.31174	6.54191
35	4.92469	5.1115	6.42469	6.6115
36	4.92469	5.17855	6.42469	6.67855
37	5.01431	5.24563	6.51431	6.74563
38	5.13156	5.31051	6.63156	6.81051
39	5.13156	5.36922	6.63156	6.86922
40	5.22065	5.42794	6.72065	6.92794
41	5.31859	5.48332	6.81859	6.98332
42	5.31859	5.53568	6.81859	7.03568
43	5.39526	5.58806	6.89526	7.08806
44	5.47614	5.65205	6.97614	7.15205
45	5.47614	5.73085	6.97614	7.23085
46	5.54556	5.81135	7.04556	7.31135
47	5.62575	5.88167	7.12575	7.38167
48	5.62575	5.94001	7.12575	7.44001
49	5.77043	6.00002	7.27043	7.50002
50	5.93805	6.03696	7.43805	7.53696

51	5.9478	6.04693	7.4478	7.54693
52	5.95751	6.05688	7.45751	7.55688
53	5.96736	6.0668	7.46736	7.5668
54	5.97703	6.07669	7.47703	7.57669
55	5.98666	6.08657	7.48666	7.58657
56	5.99642	6.0965	7.49642	7.5965
57	6.00603	6.10657	7.50603	7.60657
58	6.01559	6.11677	7.51559	7.61677
59	6.02524	6.1271	7.52524	7.6271
60	6.0348	6.13753	7.5348	7.63753
61	6.04482	6.14805	7.54482	7.64805
62	6.05532	6.15858	7.55532	7.65858
63	6.06573	6.169	7.56573	7.669
64	6.07603	6.17933	7.57603	7.67933
65	6.08625	6.18956	7.58625	7.68956
66	6.09637	6.19969	7.59637	7.69969
67	6.10639	6.20973	7.60639	7.70973
68	6.11632	6.21966	7.61632	7.71966
69	6.12615	6.2295	7.62615	7.7295
70	6.13588	6.23924	7.63588	7.73924
71	6.14551	6.24887	7.64551	7.74887
72	6.15506	6.25842	7.65506	7.75842
73	6.1645	6.26786	7.6645	7.76786
74	6.17385	6.2772	7.67385	7.7772
75	6.1831	6.28645	7.6831	7.78645
76	6.19225	6.29559	7.69225	7.79559
77	6.20131	6.30464	7.70131	7.80464
78	6.21028	6.31359	7.71028	7.81359
79	6.21914	6.32244	7.71914	7.82244
80	6.22791	6.33139	7.72791	7.83139
81	6.23658	6.34072	7.73658	7.84072
82	6.24515	6.35042	7.74515	7.85042
83	6.25363	6.36049	7.75363	7.86049
84	6.26203	6.37091	7.76203	7.87091
85	6.27144	6.38169	7.77144	7.88169
86	6.28243	6.39262	7.78243	7.89262
87	6.29329	6.4034	7.79329	7.9034
88	6.30401	6.41403	7.80401	7.91403
89	6.31458	6.42452	7.81458	7.92452
90	6.32502	6.43487	7.82502	7.93487
91	6.3353	6.44506	7.8353	7.94506
92	6.34545	6.45511	7.84545	7.95511
93	6.35545	6.46501	7.85545	7.96501
94	6.3653	6.47477	7.8653	7.97477
95	6.37503	6.48438	7.87503	7.98438
96	6.38459	6.49384	7.88459	7.99384
97	6.39402	6.50315	7.89402	8.00315
98	6.40331	6.51232	7.90331	8.01232
99	6.41245	6.52134	7.91245	8.02134
100	6.42145	6.53021	7.92145	8.03021
101	6.4303	6.53894	7.9303	8.03894
102	6.43902	6.54752	7.93902	8.04752

103	6.44758	6.55595	7.94758	8.05595
104	6.456	6.56424	7.956	8.06424
105	6.46429	6.57238	7.96429	8.07238
106	6.47243	6.58037	7.97243	8.08037
107	6.48042	6.58822	7.98042	8.08822
108	6.48827	6.59591	7.98827	8.09591
109	6.49597	6.60346	7.99597	8.10346
110	6.50354	6.61087	8.00354	8.11087
111	6.51096	6.61812	8.01096	8.11812
112	6.51824	6.62523	8.01824	8.12523
113	6.52537	6.63219	8.02537	8.13219
114	6.53236	6.63901	8.03236	8.13901
115	6.53921	6.64569	8.03921	8.14569
116	6.54592	6.65282	8.04592	8.15282
117	6.55248	6.66101	8.05248	8.16101
118	6.55889	6.67016	8.05889	8.17016
119	6.56516	6.68018	8.06516	8.18018
120	6.57137	6.69098	8.07137	8.19098
121	6.58085	6.70245	8.08085	8.20245
122	6.59371	6.71392	8.09371	8.21392
123	6.6059	6.72468	8.1059	8.22468
124	6.6174	6.73474	8.1174	8.23474
125	6.62821	6.7441	8.12821	8.2441
126	6.63834	6.75275	8.13834	8.25275
127	6.64778	6.76069	8.14778	8.26069
128	6.65654	6.76793	8.15654	8.26793
129	6.66461	6.77447	8.16461	8.27447
130	6.672	6.7803	8.172	8.2803
131	6.6787	6.78543	8.1787	8.28543
132	6.68471	6.78985	8.18471	8.28985
133	6.69004	6.79357	8.19004	8.29357
134	6.69468	6.79658	8.19468	8.29658
135	6.69865	6.79889	8.19865	8.29889
136	6.70192	6.80049	8.20192	8.30049
137	6.70451	6.80139	8.20451	8.30139
138	6.70641	6.80158	8.20641	8.30158
139	6.70762	6.8011	8.20762	8.3011
140	6.70815	6.80092	8.20815	8.30092
141	6.70799	6.80214	8.20799	8.30214
142	6.70715	6.80477	8.20715	8.30477
143	6.70562	6.80885	8.20562	8.30885
144	6.7036	6.8144	8.2036	8.3144
145	6.7066	6.82141	8.2066	8.32141
146	6.71524	6.82893	8.21524	8.32893
147	6.72337	6.8359	8.22337	8.3359
148	6.73095	6.84231	8.23095	8.34231
149	6.73799	6.84817	8.23799	8.34817
150	6.7445	6.85348	8.2445	8.35348
151	6.75047	6.85824	8.25047	8.35824
152	6.7559	6.86244	8.2559	8.36244
153	6.76079	6.86609	8.26079	8.36609
154	6.76514	6.86918	8.26514	8.36918

155	6.76896	6.87173	8.26896	8.37173
156	6.77224	6.87371	8.27224	8.37371
157	6.77498	6.87515	8.27498	8.37515
158	6.77719	6.87604	8.27719	8.37604
159	6.77885	6.87636	8.27885	8.37636
160	6.77998	6.87614	8.27998	8.37614
161	6.78056	6.87536	8.28056	8.37536
162	6.78062	6.87403	8.28062	8.37403
163	6.78013	6.87215	8.28013	8.37215
164	6.77911	6.86971	8.27911	8.36971
165	6.77754	6.86672	8.27754	8.36672
166	6.77544	6.86318	8.27544	8.36318
167	6.7728	6.85908	8.2728	8.35908
168	6.76963	6.85443	8.26963	8.35443
169	6.76591	6.84922	8.26591	8.34922
170	6.76166	6.84347	8.26166	8.34347
171	6.75687	6.83716	8.25687	8.33716
172	6.75154	6.8303	8.25154	8.3303
173	6.74567	6.82288	8.24567	8.32288
174	6.73927	6.81491	8.23927	8.31491
175	6.73232	6.80643	8.23232	8.30643
176	6.72485	6.79822	8.22485	8.29822
177	6.71683	6.79126	8.21683	8.29126
178	6.70827	6.78559	8.20827	8.28559
179	6.69918	6.78129	8.19918	8.28129
180	6.68977	6.7784	8.18977	8.2784
181	6.68445	6.77695	8.18445	8.27695
182	6.6842	6.7762	8.1842	8.2762
183	6.68377	6.77526	8.18377	8.27526
184	6.68315	6.77411	8.18315	8.27411
185	6.68233	6.77276	8.18233	8.27276
186	6.68131	6.77121	8.18131	8.27121
187	6.68009	6.76946	8.18009	8.26946
188	6.67869	6.76751	8.17869	8.26751
189	6.67708	6.76535	8.17708	8.26535
190	6.67528	6.76299	8.17528	8.26299
191	6.67328	6.76043	8.17328	8.26043
192	6.67109	6.75767	8.17109	8.25767
193	6.66869	6.75471	8.16869	8.25471
194	6.66611	6.75155	8.16611	8.25155
195	6.66333	6.74818	8.16333	8.24818
196	6.66034	6.74461	8.16034	8.24461
197	6.65717	6.74084	8.15717	8.24084
198	6.65379	6.73687	8.15379	8.23687
199	6.65022	6.7327	8.15022	8.2327
200	6.64646	6.72832	8.14646	8.22832
201	6.6425	6.72374	8.1425	8.22374
202	6.63834	6.71897	8.13834	8.21897
203	6.63399	6.71398	8.13399	8.21398
204	6.62944	6.7088	8.12944	8.2088
205	6.62469	6.70342	8.12469	8.20342
206	6.61975	6.69783	8.11975	8.19783

207	6.6146	6.69204	8.1146	8.19204
208	6.60926	6.68605	8.10926	8.18605
209	6.60373	6.67986	8.10373	8.17986
210	6.59801	6.67347	8.09801	8.17347
211	6.59208	6.66688	8.09208	8.16688
212	6.58596	6.66008	8.08596	8.16008
213	6.57964	6.65309	8.07964	8.15309
214	6.57312	6.64589	8.07312	8.14589
215	6.56642	6.63849	8.06642	8.13849
216	6.55951	6.63089	8.05951	8.13089
217	6.55241	6.62308	8.05241	8.12308
218	6.54511	6.61508	8.04511	8.11508
219	6.53761	6.60687	8.03761	8.10687
220	6.52992	6.59847	8.02992	8.09847
221	6.52203	6.58986	8.02203	8.08986
222	6.51395	6.58105	8.01395	8.08105
223	6.50567	6.57204	8.00567	8.07204
224	6.4972	6.56283	7.9972	8.06283
225	6.48852	6.55342	7.98852	8.05342
226	6.47965	6.5438	7.97965	8.0438
227	6.47059	6.53399	7.97059	8.03399
228	6.46133	6.52397	7.96133	8.02397
229	6.45187	6.51375	7.95187	8.01375
230	6.44221	6.50333	7.94221	8.00333
231	6.43236	6.49271	7.93236	7.99271
232	6.42232	6.48189	7.92232	7.98189
233	6.41207	6.47087	7.91207	7.97087
234	6.40163	6.45965	7.90163	7.95965
235	6.391	6.44821	7.891	7.94821
236	6.38017	6.43648	7.88017	7.93648
237	6.36914	6.42433	7.86914	7.92433
238	6.35792	6.41183	7.85792	7.91183
239	6.3465	6.39903	7.8465	7.89903
240	6.33483	6.38598	7.83483	7.88598
241	6.32241	6.37274	7.82241	7.87274
242	6.3092	6.35946	7.8092	7.85946
243	6.29608	6.34629	7.79608	7.84629
244	6.28309	6.33325	7.78309	7.83325
245	6.27021	6.32032	7.77021	7.82032
246	6.25744	6.30751	7.75744	7.80751
247	6.24479	6.29482	7.74479	7.79482
248	6.23225	6.28224	7.73225	7.78224
249	6.21982	6.26978	7.71982	7.76978
250	6.20751	6.25744	7.70751	7.75744
251	6.19531	6.24522	7.69531	7.74522
252	6.18323	6.23311	7.68323	7.73311
253	6.17125	6.22112	7.67125	7.72112
254	6.1594	6.20925	7.6594	7.70925
255	6.14765	6.19749	7.64765	7.69749
256	6.13603	6.18585	7.63603	7.68585
257	6.12451	6.17433	7.62451	7.67433
258	6.1131	6.16293	7.6131	7.66293

259	6.10181	6.15164	7.60181	7.65164
260	6.09063	6.14047	7.59063	7.64047
261	6.07957	6.12942	7.57957	7.62942
262	6.06863	6.11849	7.56863	7.61849
263	6.0578	6.10767	7.5578	7.60767
264	6.04708	6.09697	7.54708	7.59697
265	6.03646	6.08638	7.53646	7.58638
266	6.02598	6.07591	7.52598	7.57591
267	6.01559	6.06556	7.51559	7.56556
268	6.00532	6.05533	7.50532	7.55533
269	5.99518	6.04521	7.49518	7.54521
270	5.98514	6.03522	7.48514	7.53522
271	5.97521	6.02533	7.47521	7.52533
272	5.9654	6.01557	7.4654	7.51557
273	5.95571	6.00592	7.45571	7.50592
274	5.94612	5.99639	7.44612	7.49639
275	5.93665	5.98697	7.43665	7.48697
276	5.92729	5.97767	7.42729	7.47767
277	5.91805	5.96849	7.41805	7.46849
278	5.90892	5.95943	7.40892	7.45943
279	5.8999	5.95048	7.3999	7.45048
280	5.891	5.94165	7.391	7.44165
281	5.88221	5.93294	7.38221	7.43294
282	5.87354	5.92434	7.37354	7.42434
283	5.86497	5.91586	7.36497	7.41586
284	5.85653	5.90749	7.35653	7.40749
285	5.8482	5.89925	7.3482	7.39925
286	5.83997	5.89111	7.33997	7.39111
287	5.83187	5.8831	7.33187	7.3831
288	5.82387	5.8752	7.32387	7.3752
289	5.816	5.86742	7.316	7.36742
290	5.80823	5.85976	7.30823	7.35976
291	5.80057	5.85221	7.30057	7.35221
292	5.79303	5.84478	7.29303	7.34478
293	5.78561	5.83746	7.28561	7.33746
294	5.7783	5.83027	7.2783	7.33027
295	5.7711	5.82318	7.2711	7.32318
296	5.76402	5.81622	7.26402	7.31622
297	5.75705	5.80937	7.25705	7.30937
298	5.75019	5.80264	7.25019	7.30264
299	5.74345	5.79602	7.24345	7.29602
300	5.73681	5.78953	7.23681	7.28953
301	5.73031	5.78314	7.23031	7.28314
302	5.7239	5.77688	7.2239	7.27688
303	5.71761	5.77073	7.21761	7.27073
304	5.71144	5.7647	7.21144	7.2647
305	5.70537	5.75878	7.20537	7.25878
306	5.69942	5.75298	7.19942	7.25298
307	5.69359	5.7473	7.19359	7.2473
308	5.68787	5.74173	7.18787	7.24173
309	5.68226	5.73628	7.18226	7.23628
310	5.67677	5.73094	7.17677	7.23094

311	5.67138	5.72573	7.17138	7.22573
312	5.66612	5.72062	7.16612	7.22062
313	5.66096	5.71564	7.16096	7.21564
314	5.65592	5.71077	7.15592	7.21077
315	5.651	5.70602	7.151	7.20602
316	5.64619	5.70138	7.14619	7.20138
317	5.64148	5.69686	7.14148	7.19686
318	5.6369	5.69246	7.1369	7.19246
319	5.63243	5.68817	7.13243	7.18817
320	5.62808	5.684	7.12808	7.184
321	5.62383	5.67995	7.12383	7.17995
322	5.6197	5.67601	7.1197	7.17601
323	5.61568	5.67219	7.11568	7.17219
324	5.61178	5.66848	7.11178	7.16848
325	5.60799	5.66489	7.10799	7.16489
326	5.6043	5.66142	7.1043	7.16142
327	5.60074	5.65806	7.10074	7.15806
328	5.59729	5.65482	7.09729	7.15482
329	5.59396	5.6517	7.09396	7.1517
330	5.59073	5.64869	7.09073	7.14869
331	5.58762	5.6458	7.08762	7.1458
332	5.58463	5.64302	7.08463	7.14302
333	5.58174	5.64036	7.08174	7.14036
334	5.57898	5.63782	7.07898	7.13782
335	5.57632	5.63539	7.07632	7.13539
336	5.57379	5.63308	7.07379	7.13308
337	5.57135	5.63089	7.07135	7.13089
338	5.56904	5.62881	7.06904	7.12881
339	5.56684	5.62685	7.06684	7.12685
340	5.56475	5.625	7.06475	7.125
341	5.56277	5.62327	7.06277	7.12327
342	5.56092	5.62166	7.06092	7.12166
343	5.55917	5.62016	7.05917	7.12016
344	5.55753	5.61878	7.05753	7.11878
345	5.55602	5.61752	7.05602	7.11752
346	5.55461	5.61637	7.05461	7.11637
347	5.55332	5.61534	7.05332	7.11534
348	5.55214	5.61442	7.05214	7.11442
349	5.55107	5.61362	7.05107	7.11362
350	5.55012	5.61294	7.05012	7.11294
351	5.54928	5.61237	7.04928	7.11237
352	5.54856	5.61192	7.04856	7.11192
353	5.54794	5.61158	7.04794	7.11158
354	5.54745	5.61137	7.04745	7.11137
355	5.54707	5.61122	7.04707	7.11122
356	5.5468	5.62027	7.0468	7.12027
357	5.54664	5.62805	7.04664	7.12805
358	5.5466	5.63454	7.0466	7.13454
359	5.54667	5.63971	7.04667	7.13971
360	5.54658	5.64356	7.04658	7.14356

Assumptions:
Runs to Maturity
Pricing Speed
100% Advancing
Triggers Falling
6 mo Lag
Prepayments exclusive of Defaults

	Interest Rates	Severity	Break-Even CDR	WAL	MD	Cum Net Loss on Collateral
M1 (AA)	Forward Libor	50%	16.97%	7.28	6.12	18.87%
	Forward Libor	60%	13.63%	7.86	6.49	19.39%
	Forward Libor +150	50%	14.67%	7.68	6.01	17.05%
	Forward Libor +150	60%	11.78%	8.21	6.30	17.41%

	Interest Rates	Severity	Break-Even CDR	WAL	MD	Cum Net Loss on Collateral
M2 (A)	Forward Libor	50%	11.24%	8.87	6.78	13.99%
	Forward Libor	60%	9.20%	9.33	7.03	14.35%
	Forward Libor +150	50%	9.20%	9.34	6.57	11.97%
	Forward Libor +150	60%	7.53%	9.75	6.75	12.20%

	Interest Rates	Severity	Break-Even CDR	WAL	MD	Cum Net Loss on Collateral
M3 (A-)	Forward Libor	50%	9.53%	11.81	8.07	12.30%
	Forward Libor	60%	7.84%	12.31	8.27	12.61%
	Forward Libor +150	50%	7.59%	12.46	7.69	10.23%
	Forward Libor +150	60%	6.25%	12.92	7.84	10.43%

	Interest Rates	Severity	Break-Even CDR	WAL	MD	Cum Net Loss on Collateral
M4 (BBB+)	Forward Libor	50%	8.11%	12.60	7.79	10.80%
	Forward Libor	60%	6.71%	13.10	7.95	11.07%
	Forward Libor +150	50%	6.30%	13.26	7.42	8.75%
	Forward Libor +150	60%	5.21%	13.67	7.52	8.91%

	Interest Rates	Severity	Break-Even CDR	WAL	MD	Cum Net Loss on Collateral
M5 (BBB)	Forward Libor	50%	7.32%	13.93	8.10	9.92%
	Forward Libor	60%	6.07%	14.32	8.21	10.16%
	Forward Libor +150	50%	5.52%	14.54	7.62	7.81%
	Forward Libor +150	60%	4.58%	14.90	7.70	7.95%

PRICING Speeds, FWD Libor, 0 Losses					
Period	COLL BAL	COLL INT	Bond INT PMT	XS Interest	XS Interest (%)
1	500,000,000.03	2,679,377.67	774,241.65	1,905,136.02	4.57%
2	488,153,839.62	2,616,716.60	1,289,306.48	1,327,410.12	3.26%
3	476,518,930.76	2,555,101.70	1,296,726.64	1,258,375.06	3.17%
4	465,087,312.49	2,494,490.96	1,285,348.85	1,209,142.11	3.12%
5	453,851,634.91	2,434,845.88	1,311,380.91	1,123,464.96	2.97%
6	442,805,162.99	2,376,131.50	1,296,238.44	1,079,893.06	2.93%
7	431,941,778.01	2,318,316.45	1,147,171.48	1,171,144.98	3.25%
8	421,255,976.32	2,261,372.90	1,221,638.71	1,039,734.19	2.96%
9	410,742,865.29	2,205,276.54	1,180,181.49	1,025,095.05	2.99%
10	400,398,156.28	2,150,006.60	1,275,462.32	874,544.29	2.62%
11	390,218,154.62	2,095,545.73	1,292,753.21	802,792.52	2.47%
12	380,199,746.45	2,041,879.93	1,300,548.53	741,331.40	2.34%
13	370,340,496.04	1,988,999.37	1,068,849.55	920,149.82	2.98%
14	360,736,164.95	1,937,484.23	1,078,011.93	859,472.31	2.86%
15	351,380,173.83	1,887,299.33	1,086,005.55	801,293.78	2.74%
16	342,266,112.97	1,838,410.37	1,118,233.92	720,176.44	2.52%
17	333,387,737.92	1,790,783.94	1,177,268.28	613,515.66	2.21%
18	324,738,965.22	1,744,387.51	1,152,399.24	591,988.27	2.19%
19	316,313,868.27	1,699,189.37	950,673.92	748,515.45	2.84%
20	308,106,673.30	1,655,158.62	1,068,594.28	586,564.34	2.28%
21	300,111,755.39	1,612,265.17	1,008,879.29	603,385.88	2.41%
22	292,323,634.68	1,570,479.70	1,074,827.90	495,651.81	2.03%
23	284,736,972.60	1,529,773.65	1,049,153.52	480,620.13	2.03%
24	277,346,568.23	1,490,119.19	1,057,509.04	432,610.14	1.87%
25	270,147,354.77	1,922,229.77	1,061,893.17	860,336.60	3.82%
26	263,174,742.60	1,940,209.55	1,041,140.14	899,069.41	4.10%
27	256,390,713.83	1,890,028.08	1,049,525.97	840,502.11	3.93%
28	249,781,081.05	1,841,140.58	1,014,574.37	826,566.20	3.97%
29	243,341,367.15	1,793,513.71	1,053,672.52	739,841.19	3.65%
30	237,067,209.90	1,747,115.04	1,027,835.02	719,280.02	3.64%
31	230,954,359.03	1,806,735.20	926,057.85	880,677.35	4.58%
32	225,004,024.54	1,772,972.62	1,024,138.26	748,834.37	3.99%
33	219,207,967.27	1,727,117.22	966,782.09	760,335.13	4.16%
34	213,560,795.28	1,682,444.15	990,802.13	691,642.02	3.89%
35	208,058,689.19	1,638,922.98	953,610.24	685,312.75	3.95%
36	202,697,927.55	1,596,524.07	961,196.37	635,327.70	3.76%
37	197,474,884.36	1,608,170.01	959,166.97	649,003.04	3.94%
38	192,389,320.94	1,579,999.27	915,912.60	664,086.67	4.14%
39	187,435,716.31	1,539,131.03	918,178.81	620,952.22	3.98%
40	182,609,283.61	1,499,316.52	876,377.97	622,938.56	4.09%
41	177,906,762.39	1,460,528.61	895,700.86	564,827.75	3.81%
42	173,324,975.75	1,422,740.88	871,885.01	550,855.87	3.81%
43	168,860,828.23	1,421,713.98	776,476.57	645,237.42	4.59%
44	164,513,502.09	1,392,308.88	848,488.11	543,820.77	3.97%
45	160,278,472.28	1,356,288.61	800,097.99	556,190.62	4.16%
46	156,152,129.26	1,321,197.10	814,426.28	506,770.82	3.89%
47	152,131,687.60	1,287,010.44	777,587.27	509,423.18	4.02%

48	148,214,433.22	1,253,705.36	782,939.54	470,765.81	3.81%
49	144,397,721.56	1,255,758.10	779,900.57	475,857.53	3.95%
50	140,681,032.31	1,230,431.57	753,966.61	476,464.96	4.06%
51	137,060,375.40	1,198,593.94	760,135.72	438,458.23	3.84%
52	133,532,602.48	1,167,577.25	717,703.21	449,874.04	4.04%
53	130,095,334.13	1,137,360.36	723,579.99	413,780.37	3.82%
54	126,746,251.84	1,107,922.69	705,950.83	401,971.86	3.81%
55	123,483,096.49	1,089,181.97	644,309.07	444,872.90	4.32%
56	120,304,253.23	1,062,209.53	671,970.01	390,239.51	3.89%
57	117,207,081.93	1,034,712.21	634,439.86	400,272.35	4.10%
58	114,189,369.40	1,007,924.06	639,597.64	368,326.41	3.87%
59	111,249,080.27	981,826.82	603,873.75	377,953.07	4.08%
60	108,384,231.32	956,402.72	608,777.70	347,625.01	3.85%
61	105,592,890.08	935,407.51	593,960.91	341,446.60	3.88%
62	102,846,761.51	911,678.85	560,703.04	350,975.81	4.10%
63	100,171,602.74	887,845.64	565,171.50	322,674.14	3.87%
64	97,565,504.65	864,630.79	533,502.61	331,128.18	4.07%
65	95,026,691.63	842,018.32	537,731.43	304,286.89	3.84%
66	92,553,433.64	819,992.66	524,498.55	295,494.11	3.83%
67	90,144,045.03	801,821.14	462,072.32	339,748.82	4.52%
68	87,797,270.27	781,456.37	498,971.70	282,484.66	3.86%
69	85,511,176.78	761,005.05	470,964.96	290,040.09	4.07%
70	83,284,129.94	741,084.65	474,649.05	266,435.61	3.84%
71	81,114,611.30	721,681.45	447,987.81	273,693.65	4.05%
72	79,001,141.38	702,782.09	451,473.57	251,308.51	3.82%
73	76,942,278.69	687,013.86	440,299.16	246,714.70	3.85%
74	74,936,938.66	669,510.39	415,542.87	253,967.52	4.07%
75	72,983,477.80	651,968.01	418,750.64	233,217.37	3.83%
76	71,080,500.49	634,881.32	395,188.85	239,692.46	4.05%
77	69,226,708.18	618,238.53	398,222.51	220,016.03	3.81%
78	67,420,835.67	602,028.19	388,326.92	213,701.27	3.80%
79	65,661,650.21	588,350.25	342,023.00	246,327.25	4.50%
80	63,948,213.97	573,312.73	369,243.83	204,068.90	3.83%
81	62,279,130.34	558,271.63	348,431.82	209,839.80	4.04%
82	60,653,207.85	543,621.51	351,069.93	192,551.58	3.81%
83	59,069,336.02	529,352.27	331,268.05	198,084.22	4.02%
84	57,526,432.85	515,454.04	333,762.78	181,691.26	3.79%
85	56,023,444.14	503,783.86	325,472.04	178,311.82	3.82%
86	54,559,582.31	490,916.48	307,215.51	183,700.97	4.04%
87	53,133,642.58	478,019.42	309,629.19	168,390.24	3.80%
88	51,744,601.13	465,457.86	292,245.08	173,212.79	4.02%
89	50,391,508.32	453,223.12	294,523.69	158,699.43	3.78%
90	49,073,438.90	441,306.74	309,423.10	131,883.64	3.22%
91	47,789,491.37	431,472.59	272,528.62	158,943.97	3.99%
92	46,539,021.38	420,455.34	294,218.35	126,236.99	3.25%
93	45,320,971.95	409,393.33	277,564.40	131,828.92	3.49%
94	44,134,463.64	398,619.30	279,028.77	119,590.53	3.25%
95	42,978,684.43	388,125.80	262,672.30	125,453.50	3.50%
96	41,852,843.17	377,905.57	264,008.36	113,897.22	3.27%
97	40,756,169.00	369,341.30	256,766.95	112,574.36	3.31%
98	39,688,099.70	359,870.08	241,645.83	118,224.25	3.57%
99	38,647,740.96	350,387.10	242,804.17	107,582.94	3.34%

100	37,634,343.16	341,151.21	228,458.28	112,692.93	3.59%
101	36,647,211.99	332,155.99	229,504.74	102,651.26	3.36%
102	35,685,670.93	323,395.24	223,094.59	100,300.65	3.37%
103	34,749,060.84	315,938.68	202,849.00	113,089.68	3.91%
104	33,836,890.02	307,800.71	210,734.81	97,065.90	3.44%
105	32,948,403.03	299,675.92	198,173.34	101,502.57	3.70%
106	32,082,961.17	291,763.01	198,967.36	92,795.65	3.47%
107	31,239,970.71	284,056.51	187,060.87	96,995.65	3.73%
108	30,418,853.16	276,551.06	187,762.71	88,788.36	3.50%
109	29,619,044.90	270,065.94	182,363.37	87,702.57	3.55%
110	28,840,115.67	263,078.50	171,383.61	91,694.89	3.82%
111	28,081,427.87	256,121.29	171,957.56	84,163.73	3.60%
112	27,342,437.32	249,345.70	161,558.66	87,787.04	3.85%
113	26,622,636.32	242,747.03	162,052.42	80,694.60	3.64%
114	25,921,530.20	236,320.68	157,280.36	79,040.32	3.66%
115	25,238,636.98	230,684.10	137,854.80	92,829.29	4.41%
116	24,573,579.59	224,688.39	148,084.15	76,604.24	3.74%
117	23,925,820.74	218,734.43	139,020.50	79,713.93	4.00%
118	23,294,896.85	212,936.06	139,333.33	73,602.73	3.79%
119	22,680,373.76	207,289.25	130,759.59	76,529.66	4.05%
120	22,081,828.48	201,790.08	131,008.11	70,781.97	3.85%
121	21,498,848.86	196,977.16	127,054.85	69,922.32	3.90%
122	20,931,116.40	191,879.48	119,277.49	72,601.98	4.16%
123	20,378,173.08	186,783.91	119,533.75	67,250.15	3.96%
124	19,839,616.66	181,821.66	112,155.63	69,666.03	4.21%
125	19,315,075.94	176,989.27	112,333.36	64,655.91	4.02%
126	18,804,189.23	172,283.37	108,936.22	63,347.15	4.04%
127	18,306,604.13	168,248.29	95,407.49	72,840.80	4.77%
128	17,822,063.67	163,885.02	102,396.41	61,488.61	4.14%
129	17,350,160.78	159,522.84	96,033.39	63,489.45	4.39%
130	16,890,550.88	155,274.94	96,142.84	59,132.10	4.20%
131	16,442,916.59	151,138.35	90,116.26	61,022.09	4.45%
132	16,006,948.70	147,110.16	90,165.25	56,944.91	4.27%
133	15,582,345.91	143,445.31	87,277.16	56,168.15	4.33%
134	15,168,856.60	139,672.46	81,730.56	57,941.90	4.58%
135	14,766,159.61	135,945.20	81,722.00	54,223.20	4.41%
136	14,373,967.21	132,315.71	76,502.62	55,813.10	4.66%
137	13,992,008.02	128,781.46	76,445.05	52,336.41	4.49%
138	13,620,017.60	125,339.96	73,897.86	51,442.11	4.53%
139	13,257,738.35	122,036.47	64,499.41	57,537.07	5.21%
140	12,904,927.25	118,782.50	68,980.74	49,801.76	4.63%
141	12,561,333.15	115,603.62	64,460.05	51,143.57	4.89%
142	12,226,715.95	112,508.27	64,293.04	48,215.23	4.73%
143	11,900,843.53	109,494.26	60,031.52	49,462.74	4.99%
144	11,583,489.77	106,559.48	59,827.88	46,731.61	4.84%
145	11,274,434.31	103,746.06	57,719.42	46,026.64	4.90%
146	10,973,470.17	100,986.24	53,909.38	47,076.86	5.15%
147	10,680,384.32	98,275.31	53,739.69	44,535.62	5.00%
148	10,394,968.64	95,635.73	50,146.70	45,489.02	5.25%
149	10,117,024.64	93,065.63	49,941.30	43,124.33	5.12%
150	9,846,358.92	90,563.21	48,108.07	42,455.14	5.17%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

152	9,326,133.95	85,902.19	44,569.50	41,332.69	5.32%
153	9,076,217.88	83,588.66	41,544.82	42,043.84	5.56%
154	8,832,853.71	81,336.12	41,352.36	39,983.76	5.43%
155	8,595,871.73	79,142.99	38,528.23	40,614.76	5.67%
156	8,365,106.59	77,007.71	38,309.32	38,698.39	5.55%
157	8,140,397.19	74,978.87	36,842.13	38,136.74	5.62%
158	7,921,595.86	72,967.74	34,268.09	38,699.65	5.86%
159	7,708,542.62	70,995.54	34,013.20	36,982.34	5.76%
160	7,501,085.74	69,075.42	31,596.82	37,478.60	6.00%
161	7,299,080.08	67,206.05	31,320.19	35,885.86	5.90%
162	7,102,384.29	65,386.08	30,023.09	35,363.00	5.97%
163	6,910,860.62	63,614.91	25,974.96	37,639.95	6.54%
164	6,724,375.01	61,887.79	27,524.35	34,363.43	6.13%
165	6,542,796.18	60,208.49	25,472.40	34,736.09	6.37%
166	6,365,997.20	58,573.65	25,148.84	33,424.81	6.30%
167	6,193,853.97	56,982.10	23,236.76	33,745.34	6.54%
168	6,026,245.62	55,432.71	22,913.79	32,518.92	6.48%
169	5,863,054.37	53,889.59	21,844.23	32,045.36	6.56%
170	5,704,158.57	52,408.33	20,131.06	32,277.27	6.79%
171	5,549,450.93	50,980.14	19,786.83	31,193.31	6.75%
172	5,398,825.44	49,589.84	18,191.53	31,398.31	6.98%
173	5,252,175.98	48,236.44	17,834.83	30,401.62	6.95%
174	5,109,399.18	46,918.98	16,897.05	30,021.93	7.05%
175	4,970,394.34	45,577.20	14,437.19	31,140.00	7.52%
176	4,835,051.12	44,308.56	15,095.26	29,213.30	7.25%
177	4,703,282.25	43,095.40	13,771.17	29,324.24	7.48%
178	4,574,999.34	41,914.51	13,388.44	28,526.07	7.48%
179	4,450,111.64	40,765.05	12,164.04	28,601.02	7.71%
180	4,327,480.33	39,638.19	11,766.56	27,871.63	7.73%
181	4,070,765.32	37,375.49	10,115.16	27,260.33	8.04%
182	3,959,245.31	36,333.69	9,096.19	27,237.51	8.26%
183	3,850,685.67	35,332.39	8,702.45	26,629.93	8.30%
184	3,745,011.85	34,357.85	7,765.07	26,592.78	8.52%
185	3,642,148.43	33,409.37	7,363.30	26,046.08	8.58%
186	3,542,021.94	32,486.27	6,720.20	25,766.07	8.73%
187	3,444,560.81	31,575.78	5,504.45	26,071.33	9.08%
188	3,349,692.65	30,699.04	5,484.92	25,214.12	9.03%
189	3,257,351.76	29,848.51	4,734.12	25,114.39	9.25%
190	3,167,472.63	29,020.78	4,314.84	24,705.94	9.36%
191	3,079,990.81	28,215.25	3,632.22	24,583.03	9.58%
192	2,994,843.54	27,431.34	3,206.92	24,224.42	9.71%
193	2,911,969.67	26,649.24	2,675.35	23,973.89	9.88%
194	2,831,305.24	25,902.85	2,088.59	23,814.26	10.09%
195	2,752,795.82	25,181.02	1,655.17	23,525.86	10.26%
196	2,676,385.98	24,478.61	1,125.98	23,352.63	10.47%
197	2,602,020.67	23,795.09	672.69	23,122.40	10.66%
198	2,529,646.27	23,129.98	195.39	22,934.59	10.88%

lbfield0301.cdi

```
! fmic0301.CDI #CMOVER_3.0B ASSET_BACKED_HOMEEQUITY PORTFOLIO ! MAX_CF_VECTSIZE
552
!
!! Created by Intex Deal Maker v3.5.247 , subroutines 3.0f3
!!   09/08/2003   12:12 PM
!
DEAL_COMMENT _
 "Deal is modeled from preliminary term sheet.  Group 1 collateral consists of
mortgage loans with original_
 principal balances which do not exceed the applicable maximum original loan
limitations.  Group_
 2 will consist of mortgages which may be less than, equal to or in excess of those
loan balance limitations."
!
  PORTFOLIO_STRING "RED PROSPECTUS; Prepay penalties not modeled on collateral."
!
!  Modeled in the Intex CMO Modeling Language, (TB)
!  which is copyright (c) 2003 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
 GROUP 1 = "1F" "1A"
 GROUP 2 = "2F" "2A"
!
  DEFINE PREPAY PPC  GROUP "1F" RISE_PERS 12 START_CPR 4 END_CPR 20
  DEFINE PREPAY PPC  GROUP "1A" RISE_PERS 1 START_CPR 27 END_CPR 27
  DEFINE PREPAY PPC  GROUP "2F" RISE_PERS 12 START_CPR 4 END_CPR 20
  DEFINE PREPAY PPC  GROUP "2A" RISE_PERS 1 START_CPR 27 END_CPR 27
!
  DEFINE STANDARDIZE ORIG_COLL_BAL    GROUP 0 CONSTANT #OrigCollBal  = 500000000.03
  DEFINE STANDARDIZE ORIG_COLL_BAL    GROUP 1 CONSTANT #OrigCollBal1 = 393101372.77
  DEFINE STANDARDIZE ORIG_COLL_BAL    GROUP 2 CONSTANT #OrigCollBal2 = 106898627.26
!
!
  DEFINE CONSTANT #SpecSenEnhPct = 39.99999999793%
  DEFINE CONSTANT #SNRTargPct    = 60.000000002070%
  DEFINE CONSTANT #M1TargPct     = 73.000000001290%
  DEFINE CONSTANT #M2TargPct     = 83.500000000660%
  DEFINE CONSTANT #M3TargPct     = 87.000000000450%
  DEFINE CONSTANT #M4TargPct     = 90.000000000270%
  DEFINE CONSTANT #M5TargPct     = 92.000000000150%
  DEFINE CONSTANT #BTargPct      = 94.500000000000%
!
       FULL_DEALNAME:     FIELDSTONE MORTGAGE INVESTMENT CORP. SERIES 2003-1
   TRUSTEE_INDENTURE:     HSBC BANK
       SERVICER_MASTER:   WELLS FARGO
       SERVICER_SPECIAL:  CHASE MORTGAGE
!
       ISSUER:            FIELDSTONE MORTGAGE
       DEALER:            LEHMAN, CSFB, MERRILL LYNCH
       DEAL SIZE:         $ 488750000.00
       PRICING SPEED:     GROUP "1F" PPC 120%
       PRICING SPEED:     GROUP "1A" CPR 27%
       PRICING SPEED:     GROUP "2F" PPC 120%
       PRICING SPEED:     GROUP "2A" CPR 27%
!      ISSUE DATE:        20030901
       SETTLEMENT DATE:   20031007
!
  Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
```

```
DEFINE SCHEDULE "Grp_1_IO","AIO_BAL1","Grp_2_IO","AIO_BAL2"
!
  DEAL_CLOCK_INFO _
      ISSUE_CDU_DATE               20030901 _
      DEAL_FIRSTPAY_DATE           20031025
!
!
DEFINE TABLE "CapNotional" (25, 2) = "CURDATE" "Balance"
     20031025.1     0.01
     20031125.1     485,321,000
     20031225.1     483,756,000
     20040125.1     480,930,000
     20040225.1     477,304,000
     20040325.1     472,548,000
     20040425.1     466,584,000
     20040525.1     460,046,000
     20040625.1     452,853,000
     20040725.1     444,931,000
     20040825.1     436,170,000
     20040925.1     426,458,000
     20041025.1     415,678,000
     20041125.1     404,481,000
     20041225.1     393,683,000
     20050125.1     383,305,000
     20050225.1     373,312,000
     20050325.1     363,661,000
     20050425.1     354,296,000
     20050525.1     345,211,000
     20050625.1     336,379,000
     20050725.1     328,272,000
     20050825.1     320,781,000
     20050925.1     313,813,000
     20051025.1     0.01
!
DEFINE TABLE "CapRateSch" (24, 2) = "CURDATE" "Rate"
     20031025.1     0.00
     20031125.1     1.1712
     20031225.1     1.1981
     20040125.1     1.2235
     20040225.1     1.2504
     20040325.1     1.305
     20040425.1     1.3967
     20040525.1     1.5075
     20040625.1     1.6256
     20040725.1     1.7747
     20040825.1     1.9151
     20040925.1     2.0517
     20041025.1     2.1939
     20041125.1     2.3907
     20041225.1     2.568
     20050125.1     2.7435
     20050225.1     2.8526
     20050325.1     3.0135
     20050425.1     3.1433
     20050525.1     3.3006
     20050625.1     3.4597
     20050725.1     3.564
     20050825.1     3.6563
     20050925.1     3.8103
!
 DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE",
"Balance" )
!
```

```
  DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional",
"CURDATE", "Balance" )
!
  DEFINE DYNAMIC #CapRate = LOOKUP_TBL( "STEP", Curdate, "CapRateSch", "CURDATE",
"Rate" )
!
!
  DEFINE #FloorCollat          = 0.50% * #OrigCollBal
  DEFINE #ReqPerc              = 0
  DEFINE #TrigEnhFrac          = 0
  DEFINE #CumLossShft          = 0
  DEFINE #TrigCumLossFrac      = 0
  DEFINE #SpecOCTarg           = 2.75% * #OrigCollBal
ifndef #cmover_3.0d _
  DEFINE #OC                   = 11250000.03
!
ifdef #cmover_3.0d _
  DEFINE STANDARDIZE OC_ACTUAL_VAL                      #OC              = 11250000.03
!
  DEFINE STANDARDIZE OCT_INITVAL           CONSTANT #InitOCTarg     = 2.75% *
#OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH    CONSTANT #StepDownDate   = 36
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC     CONSTANT #StepOCFrac     = 0.055
  DEFINE STANDARDIZE EXCESS_INTEREST                #XSSpread       = 0
  DEFINE STANDARDIZE OCT_FLOOR             CONSTANT #FloorOCTarg    = #FloorCollat
  DEFINE STANDARDIZE OCT_VAL               DYNAMIC  #Octval         = #SpecOCTarg
!
!
  DEFINE IDXFILE "HOMEEQ"
!
  DEFINE TABLE "OC_CUMLOSS0" (37, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
       37.1    0.0325
       38.1    0.03396
       39.1    0.03542
       40.1    0.03688
       41.1    0.03833
       42.1    0.03979
       43.1    0.04125
       44.1    0.04271
       45.1    0.04417
       46.1    0.04563
       47.1    0.04708
       48.1    0.04854
       49.1    0.05
       50.1    0.05083
       51.1    0.05167
       52.1    0.0525
       53.1    0.05333
       54.1    0.05417
       55.1    0.055
       56.1    0.05583
       57.1    0.05667
       58.1    0.0575
       59.1    0.05833
       60.1    0.05917
       61.1    0.06
       62.1    0.06021
       63.1    0.06042
       64.1    0.06063
       65.1    0.06083
       66.1    0.06104
       67.1    0.06125
       68.1    0.06146
```

```
      69.1   0.06167
      70.1   0.06188
      71.1   0.06208
      72.1   0.06229
      360.1   0.0625
!
  DEFINE DYNAMIC #AIO_SCHED1  = SCHED_AMOUNT("Grp_1_IO")
  DEFINE DYNAMIC #AIO_ENDBAL1 = SCHED_AMOUNT("AIO_BAL1")
  DEFINE DYNAMIC #AIO_SCHED2  = SCHED_AMOUNT("Grp_2_IO")
  DEFINE DYNAMIC #AIO_ENDBAL2 = SCHED_AMOUNT("AIO_BAL2")
!
!
!!!TOLERANCE WRITEDOWN_0LOSS 9999999999999.00
!!!TOLERANCE INTEREST        9999999999999.00
!
  DEFINE TRANCHE "AIO"[2], "1A", "2A1", "2A2", "M1", "M2", "M3", "M4", "M5", "B",
"X", "P", "CAP_IN"
!
  DEFINE DYNAMIC STICKY #Sen1CoupCap = ( COLL_I_MISC("COUPON", 1) -
OPTIMAL_INTPMT("AIO#1") ) / COLL_PREV_BAL( 1 ) * 1200
  DEFINE DYNAMIC STICKY #Sen2CoupCap = ( COLL_I_MISC("COUPON", 2) -
OPTIMAL_INTPMT("AIO#2") ) / COLL_PREV_BAL( 2 ) * 1200
  DEFINE DYNAMIC STICKY #Grp1SubAmt  = MAX( 0, COLL_PREV_BAL( 1 ) - BBAL( "1A" ) )
  DEFINE DYNAMIC STICKY #Grp2SubAmt  = MAX( 0, COLL_PREV_BAL( 2 ) - BBAL( "2A1",
"2A2" ) )
  DEFINE DYNAMIC STICKY #SubsCap     = ( #Sen1CoupCap * #Grp1SubAmt / ( #Grp1SubAmt
+ #Grp2SubAmt ) ) + _
                                       ( #Sen2CoupCap * #Grp2SubAmt / ( #Grp1SubAmt
+ #Grp2SubAmt ) )
!
  INITIAL INDEX    LIBOR_6MO          1.21
  INITIAL INDEX    LIBOR_1MO          1.12
!
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "AIO" SEN_IO ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"AIO#1"} LT 0.01);
   Block 94344329.00 at 6  FREQ M FLOAT NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH LE
18 THEN ( MIN( COLL_PREV_BAL(1), #AIO_SCHED1 ) ) ELSE 0 ); _
                                                          END   ( IF CURMONTH LT 18 THEN (
MIN( COLL_BAL(1), #AIO_ENDBAL1 ) ) ELSE 0 ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031007  Next 20031025
    (MIN(6, COLL_I(1) / BBAL("AIO#1") * 1200) )
    0    999
   Block 25655671.00 at 6  FREQ M FLOAT NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH LE
18 THEN ( MIN( COLL_PREV_BAL(2), #AIO_SCHED2 ) ) ELSE 0 ); _
                                                          END   ( IF CURMONTH LT 18 THEN (
MIN( COLL_BAL(2), #AIO_ENDBAL2 ) ) ELSE 0 ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20031007  Next 20031025
    (MIN(6, COLL_I(2) / BBAL("AIO#2") * 1200) )
    0    999
!
Tranche "1A" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"1A"} LT 0.01);
   Block 316446000.00 at 1.47 GROUP 1  FREQ M FLOAT RESET M _
          COUPONCAP 30360 NONE ( #Sen1CoupCap ); _
          DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
```

```
        Delay 0  Dated 20031007  Next 20031025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.70
ELSE 0.35))
    0    999
!
Tranche "2A1" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A1"} LT 0.01);
   Block 67541000.00 at 1.32 GROUP 2  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #Sen2CoupCap ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
        Delay 0  Dated 20031007  Next 20031025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.4
ELSE 0.2 ))
    0    999
!
Tranche "2A2" SEN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"2A2"} LT 0.01);
   Block 18513000.00 at 1.62 GROUP 2  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #Sen2CoupCap ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
        Delay 0  Dated 20031007  Next 20031025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.
ELSE 0.5 ))
    0    999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT 0.01);
   Block 32500000.00 at 1.82  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #SubsCap ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
        Delay 0  Dated 20031007  Next 20031025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.05
ELSE 0.70 ))
    0    999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT 0.01);
   Block 26250000.00 at 2.87  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #SubsCap ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
        Delay 0  Dated 20031007  Next 20031025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.625
ELSE 1.75 ))
    0    999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M3"} LT 0.01);
   Block 8750000.00 at 3.17  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #SubsCap ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
        Delay 0  Dated 20031007  Next 20031025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.075
ELSE 2.05 ))
    0    999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M4"} LT 0.01);
   Block 7500000.00 at 4.37  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #SubsCap ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
        Delay 0  Dated 20031007  Next 20031025
    (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.875
ELSE 3.25 ))
    0    999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M5"} LT 0.01);
   Block 5000000.00 at 4.37  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #SubsCap ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
```

```
            Delay 0  Dated 20031007  Next 20031025
       (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.875
ELSE 3.25 ))
       0     999
!
Tranche "B" JUN_FLT ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"B"} LT 0.01);
   Block 6250000.00 at 4.37  FREQ M FLOAT RESET M _
            COUPONCAP 30360 NONE ( #SubsCap ); _
            DAYCOUNT ACTUAL360 BUSINESS_DAY FOLLOWING _
            Delay 0  Dated 20031007  Next 20031025
       (1 * LIBOR_1MO + ( IF ((COLL_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.875
ELSE 3.25 ))
       0     999
!
Tranche "R" JUN_RES
   Block 500000000.03 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          FREQ M   Delay 24  Dated 20031001  Next 20031025
!
Tranche "X" JUN_OC_RES
   Block 11250000.03 at 0 _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          FREQ M   Delay 24  Dated 20031001  Next 20031025
!
Tranche "P" JUN_PEN_NO
   Block 0.00 at 0 _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          FREQ M   Delay 24  Dated 20031001  Next 20031025
!
Tranche "CAP_IN" PSEUDO HEDGE
   Block $ 0.01 at 1.12 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal ); END (
#CapBalEnd ); _
            DAYCOUNT 30360 BUSINESS_DAY NONE FREQ M _
            Delay 0  Dated 20031007  Next 20031025
       (1 * LIBOR_1MO + (-1 * #CapRate))
       0     999
!
!
  Tranche "#OC"               SYMVAR
  Tranche "#SpecOCTarg"       SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20030901 Next 20031025 Settle 20031007
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
   Delay 24 Dated 20030901 Next 20031025 Settle 20031007
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
   Delay 24 Dated 20030901 Next 20031025 Settle 20031007
!
  RESERVE_FUND "YmRsvFnd"   FUNDING_FROM RULES
!
  HEDGE "Cap" _
                    TYPE  CAP _
                    LEG   "FLT"     DEAL_RECEIVES   OPTIMAL_INTPMT   "CAP_IN" _
                    DESCR "Cap agreement is in place for initial 24 months and is
notional to a schedule.  Strike rate is also a schedule, which begins at 1.1712 and
increases to a maximum of 3.8103 in month 24.  All Cap contributions go directly to
cover basis risk shortfalls and any remaining cash is paid to the X tranche."
!

  CLASS "AIO_1"        =  "AIO#1"
  CLASS "AIO_2"        =  "AIO#2"
  CLASS "1A"        NO_BUILD_TRANCHE _
```

```
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "1A"
  CLASS "2A1"            NO_BUILD_TRANCHE _
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "2A1"
  CLASS "2A2"            NO_BUILD_TRANCHE _
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "2A2"
  CLASS "M1"             NO_BUILD_TRANCHE _
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "M1"
  CLASS "M2"             NO_BUILD_TRANCHE _
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "M2"
  CLASS "M3"             NO_BUILD_TRANCHE _
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "M3"
  CLASS "M4"             NO_BUILD_TRANCHE _
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "M4"
  CLASS "M5"             NO_BUILD_TRANCHE _
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "M5"
  CLASS "B"              NO_BUILD_TRANCHE _
                         SHORTFALL_PAYBACK  COUPONCAP TRUE _
                         SHORTFALL_EARN_INT COUPONCAP TRUE _
                         = "B"
  CLASS "RESID"          = "R#1" "X#1" "P#1"
  CLASS "SNR_2"          ALLOCATION _
                         = "2A1" "2A2" "AIO_2"
  CLASS "SNR_1"          ALLOCATION _
                         = "1A" "AIO_1"
!
  CLASS "SNR"            DISTRIB_CLASS PRORATA _
                         WRITEDOWN_BAL PRORATA _
                         ALLOCATION _
                         = "SNR_1" "SNR_2"
!
!
  CLASS "ROOT" _
                      WRITEDOWN_BAL RULES _
                      DISTRIB_CLASS RULES _
                      SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
                        = "SNR" "M1" "M2" "M3" "M4" "M5" "B"  "RESID"
!
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME         "Cumulative Loss Trigger" _
        ORIG_TESTVAL      0.000% _
        TESTVAL           ( #TrigCumLossFrac ) ; _
        ORIG_TARGETVAL    3.250% _
        TARGETVAL         ( #CumLossShft ) ; _
        TRIGVAL           LODIFF
```

```
!
TRIGGER "StepUp-DlqEnh" _
        FULL_NAME       "Delinquency Trigger" _
        ORIG_TESTVAL    0.000% _
        TESTVAL         ( AVG_COLL( "RATE", -1, 2, 3 ) ) ; _
        ORIG_TARGETVAL  19.50000000483% _
        TARGETVAL       (#ReqPerc); _
        TRIGVAL         LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME  "Trigger Event" _
        DEFINITION "A Trigger Event exists, if either:;_
(1) a percentage calculated as the quotient of the amount of cumulative realized
losses divided by the original_
collateral balance exceeds the target defined by the following schedule:;_
                       Month <=       %;_
                            37              3.250%;  _
                            38              3.396%;  _
                            39              3.542%;  _
                            40              3.688%;  _
                            41              3.833%;  _
                            42              3.979%;  _
                            43              4.125%;  _
                            44              4.271%;  _
                            45              4.417%;  _
                            46              4.563%;  _
                            47              4.708%;  _
                            48              4.854%;  _
                            49              5.000%;  _
                            50              5.083%;  _
                            51              5.167%;  _
                            52              5.250%;  _
                            53              5.333%;  _
                            54              5.417%;  _
                            55              5.500%;  _
                            56              5.583%;  _
                            57              5.667%;  _
                            58              5.750%;  _
                            59              5.833%;  _
                            60              5.917%;  _
                            61              6.000%;  _
                            62              6.021%;  _
                            63              6.042%;  _
                            64              6.063%;  _
                            65              6.083%;  _
                            66              6.104%;  _
                            67              6.125%;  _
                            68              6.146%;  _
                            69              6.167%;  _
                            70              6.188%;  _
                            71              6.208%;  _
                            72              6.229%;  _
                           360            6.250%, or;_
 (2) the rolling 3 month average 60+ delinquency ratio exceeds 40% of the Senior
Enhancement Percentage."_
        IMPACT     "If a Trigger Event is in effect the OC target will remain at the
last value before the_
 trigger occurred if a stepdown has occurred.  Also, the classes will pay
sequentially.  It has no effect_
 if a stepdown has not occurred."  _
        TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));
!
```

```
 OPTIONAL REDEMPTION:     "Cleanup" _
                          COLL_FRAC 10% _
                          PRICE_P ( COLL_BAL );
!
!
INTEREST_SHORTFALL FULL_PREPAY    Compensate Pro_rata _
                   PARTIAL_PREPAY Compensate Pro_rata _
                   LOSS           Compensate Pro_rata
!
   Tranche      Cusip          Stated Maturity
   AIO           XXXXXXXXX      20050325
   1A            XXXXXXXXX      20331125
   2A1           XXXXXXXXX      20331125
   2A2           XXXXXXXXX      20331125
   M1            XXXXXXXXX      20331125
   M2            XXXXXXXXX      20331125
   M3            XXXXXXXXX      20331125
   M4            XXXXXXXXX      20331125
   M5            XXXXXXXXX      20331125
   B             XXXXXXXXX      20331125
   R             XXXXXXXXX      20331125
   X             XXXXXXXXX      20331125
   P             XXXXXXXXX      20331125
!
 TRANCHE MISCINFO
 AIO            RATING FT "AAA"  MD "Aaa"  SP "AAA"
 1A             RATING FT "AAA"  MD "Aaa"  SP "AAA"
 2A1            RATING FT "AAA"  MD "Aaa"  SP "AAA"
 2A2            RATING FT "AAA"  MD "Aaa"  SP "AAA"
 M1             RATING FT "AA"   MD "Aa2"  SP "AA"
 M2             RATING FT "A"    MD "A2"   SP "A"
 M3             RATING FT "A-"   MD "A3"   SP "A-"
 M4             RATING FT "BBB+" MD "Baa1" SP "BBB+"
 M5             RATING FT "BBB"  MD "Baa2" SP "BBB"
 B              RATING FT "BBB-" MD "Baa3" SP "BBB-"
 R              RATING FT "NR"   MD "NR"   SP "NR"
 X              RATING FT "NR"   MD "NR"   SP "NR"
 P              RATING FT "NR"   MD "NR"   SP "NR"
!
DEFINE MACRO BLOCK #SNR_Int =
{
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTEREST PRO_RATA  ( "SNR_1" ; "SNR_2" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  CLASS INTEREST PRO_RATA  ( "2A1"; "2A2" ; "AIO_2" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS INTEREST PRO_RATA  ( "1A" ; "AIO_1" )
------------------------------------
}
DEFINE MACRO BLOCK #SNR_InS =
{
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTSHORT PRO_RATA  ( "SNR_1" ; "SNR_2" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  CLASS INTSHORT PRO_RATA  ( "2A1"; "2A2" ; "AIO_2" )
```

```
------------------------------------
------------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS INTSHORT PRO_RATA  ( "1A" ; "AIO_1" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_Prn =
{
------------------------------------
   calculate :  #SeniorPrinc         = #PrincPmt / #DistribAmt * #ClassSNRPDA
   calculate :  #SeniorXtraP         = #ClassSNRPDA - #SeniorPrinc
!
   calculate :  #SeniorPDA1          = MIN( BBAL("1A"), #SeniorPrinc * #PrincFrac1 )
   calculate :  #SeniorPDA2          = MIN( BBAL("SNR_2"), #SeniorPrinc *
#PrincFrac2 )
------------------------------------
        from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SNR_1" )
------------------------------------
        from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS BALANCE PRO_RATA ( "SNR_1" ; "SNR_2" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "SNR_1" )
         pay :  CLASS BALANCE SEQUENTIAL ( "1A" )
------------------------------------
        from :  CLASS ( "SNR_2" )
         pay :  CLASS BALANCE SEQUENTIAL ( "2A1", "2A2"  )
------------------------------------
!
------------------------------------
        from :  CLASS ( "1A" )
         pay :  SEQUENTIAL ( "1A#1" )
------------------------------------
        from :  CLASS ( "2A1" )
         pay :  SEQUENTIAL ( "2A1#1" )
------------------------------------
        from :  CLASS ( "2A2" )
         pay :  SEQUENTIAL ( "2A2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
------------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
------------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
------------------------------------
        from :  CLASS ( "M3" )
```

```
         pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
------------------------------------
        from :  CLASS ( "M4" )
         pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
------------------------------------
        from :  CLASS ( "M5" )
         pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
 DEFINE MACRO BLOCK #B_Prn =
{
------------------------------------
        from :  CLASS ( "B" )
         pay :  SEQUENTIAL ( "B#1" )
------------------------------------
}
!
 CMO Block Payment Rules
------------------------------------
        from :  CASH_ACCOUNT (100)
  subject to :  CEILING ( (COLL("PREPAYPENALTY")) )
         pay :  CREDIT_ENHANCEMENT ("YmRsvFnd")
------------------------------------
   calculate :  #PrincFrac1          = COLL_P(1) / COLL_P
   calculate :  #PrincFrac2          = COLL_P(2) / COLL_P
!
   calculate :  #XtraPFrac1          = COLL_P(1) / COLL_P
   calculate :  #XtraPFrac2          = COLL_P(2) / COLL_P
!
   calculate :  #Princ               = COLL_P
   calculate :  #Interest            = COLL_I
!
   calculate :  #PrevSpecOC          = #SpecOCTarg
!
   calculate :  #CurrentOC           = MAX( 0, COLL_BAL - (BBAL("1A#1", "2A1#1",
"2A2#1", "M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "B#1") - #Princ))
!
   calculate :  #XSSpread            = MAX( 0, #Interest - COLL_YM -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + _
                                          COUPONCAP_SHORTFALL("ROOT") )
!
   calculate :  #FloorOCTotal        = #FloorOCTarg
!
   calculate :  #StepOCTarg          = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass    = CURMONTH GE #StepDownDate
!
!
   calculate :  #SenEnhancePct       =  (COLL_PREV_BAL - BBAL("SNR") ) /
COLL_PREV_BAL
!
   calculate :  #StepDownBal         = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE
0.00
!
   calculate :  #StepDown            = #StepDown OR ( #StepDownDatePass AND
```

```
#StepDownBal )
!
   calculate :  #ReqPerc                = 40% * (COLL_PREV_BAL - BBAL("SNR") ) /
COLL_PREV_BAL
!
   calculate :  #CumLossShft            = LOOKUP_TBL( "STEP", CURMONTH, "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac        = DELINQ_LOSS_ACCUM / #OrigCollBal
!
   calculate :  #TrigEvent              = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #TrigOCTargPost         = #PrevSpecOC
!
   calculate :  #SpecOCTarg             = IF   #StepDown _
                                          THEN IF   #TrigEvent _
                                               THEN #PrevSpecOC _
                                               ELSE MAX( #StepOCTarg, #FloorOCTotal )
_
                                          ELSE #InitOCTarg
!
   calculate :  #SpecOCTarg             = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg             = #Octval
!
   calculate :  #OCDeficiency           = MAX( 0, #SpecOCTarg - #CurrentOC )
   calculate :  #OCSurplus              = MINMAX( 0, #CurrentOC - #SpecOCTarg, COLL_P )
   calculate :  #PrincPmt               = MAX( 0, COLL_P - #OCSurplus )
!
   calculate :  #XSIntRem               = MAX( 0, #Interest - COLL_YM -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + _
                                               #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SubDefic               = MAX( 0, ( BBAL("ROOT") - BBAL( "X#1" ) -
#Princ ) - COLL_BAL )
!
   calculate :  #AddPrinc               = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA                = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem               = MAX( 0, #XSIntRem - #XtraPDA )
!
   calculate :  #DistribAmt             = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassSNRPDA            = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                           THEN #DistribAmt _
                                           ELSE BBAL("1A", "2A1", "2A2") _
                                           - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct
* COLL_BAL)
   calculate :  #ClassSNRPDA            = MAX( 0.0, MIN(BBAL("1A", "2A1", "2A2"),
#ClassSNRPDA ))
   calculate :  #ClassSNRPDA            = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
   calculate :  #ClassM1PDA             = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                           THEN #DistribAmt - #ClassSNRPDA _
                                           ELSE BBAL("1A", "2A1", "2A2", "M1") -
#ClassSNRPDA _
                                           - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct *
COLL_BAL)
   calculate :  #ClassM1PDA             = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
   calculate :  #ClassM1PDA             = MAX( 0, MIN( #ClassM1PDA, #DistribAmt -
#ClassSNRPDA ) )
```

```
!
!
   calculate :  #ClassM2PDA           = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2") -
#ClassSNRPDA - #ClassM1PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct *
COLL_BAL)
   calculate :  #ClassM2PDA           = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
   calculate :  #ClassM2PDA           = MAX( 0, MIN( #ClassM2PDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA ) )
!
!
   calculate :  #ClassM3PDA           = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2",
"M3") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct *
COLL_BAL)
   calculate :  #ClassM3PDA           = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
   calculate :  #ClassM3PDA           = MAX( 0, MIN( #ClassM3PDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
   calculate :  #ClassM4PDA           = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2",
"M3", "M4") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #M4TargPct *
COLL_BAL)
   calculate :  #ClassM4PDA           = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
   calculate :  #ClassM4PDA           = MAX( 0, MIN( #ClassM4PDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
   calculate :  #ClassM5PDA           = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2",
"M3", "M4", "M5") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #M5TargPct *
COLL_BAL)
   calculate :  #ClassM5PDA           = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
   calculate :  #ClassM5PDA           = MAX( 0, MIN( #ClassM5PDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
   calculate :  #ClassBPDA            = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                                         THEN #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                                         ELSE BBAL("1A", "2A1", "2A2", "M1", "M2",
"M3", "M4", "M5", "B") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA -
#ClassM4PDA - #ClassM5PDA _
                                         - MIN(COLL_BAL - #FloorOCTotal, #BTargPct *
COLL_BAL)
   calculate :  #ClassBPDA            = MAX( 0.0, MIN(BBAL("B"), #ClassBPDA ))
   calculate :  #ClassBPDA            = MAX( 0, MIN( #ClassBPDA, #DistribAmt -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA )
)
```

```
!
!
 calculate :  "SNR" _
NO_CHECK  CUSTOM   AMOUNT         = #ClassSNRPDA
!
 calculate :  "M1" _
NO_CHECK  CUSTOM   AMOUNT         = #ClassM1PDA
!
 calculate :  "M2" _
NO_CHECK  CUSTOM   AMOUNT         = #ClassM2PDA
!
 calculate :  "M3" _
NO_CHECK  CUSTOM   AMOUNT         = #ClassM3PDA
!
 calculate :  "M4" _
NO_CHECK  CUSTOM   AMOUNT         = #ClassM4PDA
!
 calculate :  "M5" _
NO_CHECK  CUSTOM   AMOUNT         = #ClassM5PDA
!
 calculate :  "B" _
NO_CHECK  CUSTOM   AMOUNT         = #ClassBPDA
!
 calculate :  "RESID" _
NO_CHECK  CUSTOM   AMOUNT         = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "M1",
"M2", "M3", "M4", "M5", "B"))
!
-----------------------------------
        pay :  CLASS INTEREST  PRO_RATA  ( "SNR" )
-----------------------------------
 {#SNR_Int}
-----------------------------------
        pay :  CLASS INTSHORT  PRO_RATA  ( "SNR" )
-----------------------------------
 {#SNR_InS}
-----------------------------------
        pay :  CLASS INTEREST  PRO_RATA  ( "M1" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "M1" )
        pay :  CLASS INTEREST  PRO_RATA  ( "M2" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "M2" )
        pay :  CLASS INTEREST  PRO_RATA  ( "M3" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "M3" )
        pay :  CLASS INTEREST  PRO_RATA  ( "M4" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "M4" )
        pay :  CLASS INTEREST  PRO_RATA  ( "M5" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "M5" )
        pay :  CLASS INTEREST  PRO_RATA  ( "B" )
        pay :  CLASS INTSHORT  PRO_RATA  ( "B" )
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
-----------------------------------
 {#SNR_Prn}
-----------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
-----------------------------------
 {#M1_Prn}
-----------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
-----------------------------------
 {#M2_Prn}
-----------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
-----------------------------------
 {#M3_Prn}
```

```
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
------------------------------------
  {#M4_Prn}
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
------------------------------------
  {#M5_Prn}
------------------------------------
        pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B" )
------------------------------------
  {#B_Prn}
------------------------------------
       from :  CLASS ( "ROOT" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "1A"; "2A1"; "2A2" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M1" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M2" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M3" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M4" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M5" )
        pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "B" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
        pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B" )
------------------------------------
!
!!  Penalty Allocation
!
------------------------------------
       from :  CREDIT_ENHANCEMENT ("YmRsvFnd")
 subject to :  CEILING ( ( COLL("PREPAYPENALTY") ) )
        pay :  PREPAYPENALTY SEQUENTIAL("P#1")
------------------------------------
!
       from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
        pay :  CLASS COUPONCAP_SHORT PRO_RATA("1A" ; "2A1" ; "2A2")
------------------------------------
       from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
        pay :  CLASS COUPONCAP_SHORT PRO_RATA("M1")
------------------------------------
       from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
        pay :  CLASS COUPONCAP_SHORT PRO_RATA("M2")
------------------------------------
       from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
        pay :  CLASS COUPONCAP_SHORT PRO_RATA("M3")
------------------------------------
       from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
        pay :  CLASS COUPONCAP_SHORT PRO_RATA("M4")
------------------------------------
       from :  HEDGE ("CAP")
```

```
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("M5")
------------------------------------
        from :  HEDGE ("CAP")
  subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP",
"ACTUAL_PMT")))
         pay :  CLASS COUPONCAP_SHORT PRO_RATA("B")
------------------------------------
        from :  HEDGE ("CAP")
         pay :  AS_INTEREST ("X#1")
------------------------------------
!
------------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
         pay :  AS_INTEREST ( "X#1" )
------------------------------------
         pay :  SEQUENTIAL  ( "X#1" )
------------------------------------
   calculate : #WriteDown = MAX( 0,
BBAL("1A#1","2A1#1","2A2#1","M1#1","M2#1","M3#1","M4#1","M5#1","B#1","X#1") -
COLL_BAL)
------------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN PRO_RATA ( "X#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "B#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
   calculate : #BondBal      =
BBAL("1A#1","2A1#1","2A2#1","M1#1","M2#1","M3#1","M4#1","M5#1","B#1")
   calculate : #OC           = MAX( 0, COLL_BAL - #BondBal )
   calculate : #IncrOC       = MAX( 0, #OC - BBAL( "X#1" ) )
------------------------------------
         pay :  INCREMENT ( BALANCE "X#1" , BY #IncrOC )
------------------------------------
Schedule "Grp_1_IO"
DECLARE
VALUES OK
     20031025          94344329.00
     20031125          94344329.00
     20031225          94344329.00
     20040125          94344329.00
     20040225          94344329.00
     20040325          94344329.00
     20040425          70758247.00
     20040525          70758247.00
     20040625          70758247.00
     20040725          70758247.00
     20040825          70758247.00
     20040925          70758247.00
     20041025          23586082.00
     20041125          23586082.00
     20041225          23586082.00
     20050125          23586082.00
     20050225          23586082.00
     20050325          23586082.00
!
Schedule "AIO_BAL1"
```

```
DECLARE
VALUES OK
      20031025            94344329.00
      20031125            94344329.00
      20031225            94344329.00
      20040125            94344329.00
      20040225            94344329.00
      20040325            70758247.00
      20040425            70758247.00
      20040525            70758247.00
      20040625            70758247.00
      20040725            70758247.00
      20040825            70758247.00
      20040925            23586082.00
      20041025            23586082.00
      20041125            23586082.00
      20041225            23586082.00
      20050125            23586082.00
      20050225            23586082.00
!
Schedule "Grp_2_IO"
DECLARE
VALUES OK
      20031025            25655671.00
      20031125            25655671.00
      20031225            25655671.00
      20040125            25655671.00
      20040225            25655671.00
      20040325            25655671.00
      20040425            19241753.00
      20040525            19241753.00
      20040625            19241753.00
      20040725            19241753.00
      20040825            19241753.00
      20040925            19241753.00
      20041025             6413918.00
      20041125             6413918.00
      20041225             6413918.00
      20050125             6413918.00
      20050225             6413918.00
      20050325             6413918.00
!
Schedule "AIO_BAL2"
DECLARE
VALUES OK
      20031025            25655671.00
      20031125            25655671.00
      20031225            25655671.00
      20040125            25655671.00
      20040225            25655671.00
      20040325            19241753.00
      20040425            19241753.00
      20040525            19241753.00
      20040625            19241753.00
      20040725            19241753.00
      20040825            19241753.00
      20040925             6413918.00
      20041025             6413918.00
      20041125             6413918.00
      20041225             6413918.00
      20050125             6413918.00
      20050225             6413918.00
!
```

```
!
! ABS_SUMMARY_INFO _
                        1mo_BALANCE ALL_TRANCHES _
                        1mo_COUPON  ALL_TRANCHES _
                        1mo_FORECLOSURE_RATE _
                        1mo_DELINQ_30_59 1mo_DELINQ_60_89 _
                        1mo_DELINQ_90_plus _
                        1mo_WAC 1mo_WAM 1mo_WALA _
                        1mo_CDR 1mo_CRR 1mo_CPR _
                        1mo_NET_LOSS_RATE _
                        1mo_ACCUM_NET_LOSS 1mo_COLLAT_BAL _
                        1mo_AVAIL_ENHANCEMENT ALL_TRANCHES _
                        1mo_REO_RATE _
                        1mo_BANKRUPT_RATE _
                        1mo_CREDIT_BALANCE ALL_CREDITS _
                        DELINQ_INC_FC _
                        DELINQ_INC_REO _
                        DELINQ_INC_BANKRUPT _
                        3mo_COUPON  ALL_TRANCHES _
                        3mo_CDR 3mo_CRR 3mo_CPR
!
!
!
  DEFINE DYNAMIC #YM_PENRATE =
LOAN("COMMERCIAL_OP","USER_PENRATE")*LOAN("SCHAM_PREP_AMT")
!
 Collateral OVER
!
!       Factor       --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20030901     9999 9999   FALSE
!
! Pool#  Type      Gross     Current     Original   --Fee--  Maturity Orig   ARM
     Gross  #mos  #mos    P#mos  P#mos  Life    Reset Life    Max    Look
!                 Coupon    Factor      Balance     P/Y  BV  P/Y    BV Term  Index
     Margin ToRst RstPer ToRst  RstPer Cap     Cap   Floor  Negam Back
!! BEGINNING OF COLLATERAL
M        1     "1-15yr Fixed 2 yr Penalty-     -NOT ELIGIBLE"      WL    00    WAC
          6.99 (        370104.22 /       370104.22 );       370104.22
      0.51          0.51                180:0     180:0       180 NO_CHECK


                           COMMERCIAL_OP    "USER_PenRate" "2.8"    ; GROUP "2F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M        2     "1-15yr Fixed 3 yr Penalty-     -ELIGIBLE"          WL    00    WAC
         8.031 (        358622.77 /       358622.77 );       358622.77
      0.51          0.51                180:0     180:0       180 NO_CHECK


                           COMMERCIAL_OP    "USER_PenRate" "3.21"   ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        3     "1-15yr Fixed No Penalty  -     -ELIGIBLE"          WL    00    WAC
         7.969 (        699599.79 /       699599.79 );       699599.79
      0.51          0.51                180:0     180:0       180 NO_CHECK
                                  GROUP "1F"
M        4     "1-2/28 1 yr Penalty      -     -ELIGIBLE"          WL    00    WAC
         7.543 (       1806160.01 /      1806160.01 );      1806160.01
      0.51          0.51                360:0     360:0       360 NO_CHECK ARM
LIBOR_6MO                     5.784 09/01/2005     6 SYNC_INT              13.54
      1             7.54         0        0  INIT_PERCAP         3
                                      COMMERCIAL_OP    "USER_PenRate" "3.02"    ;
GROUP "1A"    PREPAY_FLAG YM FOR 13 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        5     "1-2/28 1 yr Penalty      -I.O.-ELIGIBLE"           WL    00    WAC
```

```
      6.621 (      1833023.40 /      1833023.40 );      1833023.40
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                5.882 10/01/2005    6 SYNC_INT               12.62
LIBOR_6MO
    1             6.62          0        0  INIT_PERCAP          3
          AMORT NONE FOR                60 COMMERCIAL_OP   "USER_PenRate" "2.65"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M       6      "1-2/28 1 yr Penalty        -I.O.-NOT ELIGIBLE"        WL     00     WAC
       7.142 (      1645904.88 /      1645904.88 );      1645904.88
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                   6 09/01/2005    6 SYNC_INT               13.14
LIBOR_6MO
    1             7.14          0        0  INIT_PERCAP          3
          AMORT NONE FOR                60 COMMERCIAL_OP   "USER_PenRate" "2.86"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M       7      "1-2/28 2 yr Penalty        -      -ELIGIBLE"          WL     00     WAC
        7.06 (    165657884.25 /    165657884.25 );    165657884.25
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                5.71 09/01/2005    6 SYNC_INT               13.06
LIBOR_6MO
    1             7.06          0        0  INIT_PERCAP       2.999
                                        COMMERCIAL_OP   "USER_PenRate" "2.57"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M       8      "1-2/28 2 yr Penalty        -      -NOT ELIGIBLE"      WL     00     WAC
      6.571 (     29397110.01 /     29397110.01 );     29397110.01
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                5.606 09/01/2005    6 SYNC_INT               12.59
LIBOR_6MO
    1             6.57          0        0  INIT_PERCAP       2.984
                                        COMMERCIAL_OP   "USER_PenRate" "2.41"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M       9      "1-2/28 2 yr Penalty        -I.O.-ELIGIBLE"            WL     00     WAC
      6.396 (    110905660.24 /    110905660.24 );    110905660.24
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                5.618 09/01/2005    6 SYNC_INT               12.4
LIBOR_6MO
    1             6.4           0        0  INIT_PERCAP          3
          AMORT NONE FOR                60 COMMERCIAL_OP   "USER_PenRate" "2.5"    ;
GROUP "1A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M      10      "1-2/28 2 yr Penalty        -I.O.-NOT ELIGIBLE"        WL     00     WAC
        6.2 (     54459940.78 /     54459940.78 );     54459940.78
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                5.562 09/01/2005    6 SYNC_INT               12.2
LIBOR_6MO
    1             6.2           0        0  INIT_PERCAP          3
          AMORT NONE FOR                60 COMMERCIAL_OP   "USER_PenRate" "2.46"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M      11      "1-2/28 3 yr Penalty        -      -ELIGIBLE"          WL     00     WAC
       6.63 (       868151.42 /       868151.42 );       868151.42
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                5.358 10/01/2005    6 SYNC_INT               12.63
LIBOR_6MO
    1             6.63          0        0  INIT_PERCAP          3
                                        COMMERCIAL_OP   "USER_PenRate" "2.65"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M      12      "1-2/28 No Penalty          -      -ELIGIBLE"          WL     00     WAC
      7.659 (     54244521.62 /     54244521.62 );     54244521.62
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                5.645 10/01/2005    6 SYNC_INT               13.66
LIBOR_6MO
    1             7.66          0        0  INIT_PERCAP          3
                                        COMMERCIAL_OP   "USER_PenRate" "0.17"   ;
GROUP "1A"    TEASER
M      13      "1-2/28 No Penalty          -      -NOT ELIGIBLE"      WL     00     WAC
       7.46 (      4483510.39 /      4483510.39 );      4483510.39
   0.51          0.51                360:0      360:0      360 NO_CHECK ARM
                                5.813 10/01/2005    6 SYNC_INT               13.46
LIBOR_6MO
    1             7.46          0        0  INIT_PERCAP          3   GROUP "2A"
TEASER
M      14      "1-2/28 No Penalty          -I.O.-ELIGIBLE"            WL     00     WAC
      7.351 (      5532605.77 /      5532605.77 );      5532605.77
```

```
0.51            0.51              360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                   5.726 10/01/2005     6 SYNC_INT              13.35
1               7.35          0        0  INIT_PERCAP          3
        AMORT NONE FOR                60 COMMERCIAL_OP    "USER_PenRate" "0.41"   ;
GROUP "1A"    PREPAY_FLAG YM FOR 1 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M         15    "1-2/28 No Penalty             -I.O.-NOT ELIGIBLE"       WL      00      WAC
     6.958 (       2073354.69 /         2073354.69 );          2073354.69
0.51            0.51              360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                   5.551 09/01/2005     6 SYNC_INT              12.96
1               6.96          0        0  INIT_PERCAP          3
        AMORT NONE FOR                60 GROUP "2A"     TEASER
M         16    "1-30yr Fixed 1 yr Penalty-I.O.-ELIGIBLE"                WL      00      WAC
     6.25 (        319934.54 /          319934.54 );          319934.54
0.51            0.51              360:0      360:0        360 NO_CHECK

AMORT NONE FOR                60 COMMERCIAL_OP    "USER_PenRate" "2.5"    ; GROUP "1F"
PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE );
M         17    "1-30yr Fixed 1 yr Penalty-I.O.-NOT ELIGIBLE"            WL      00      WAC
     7.25 (        468798.68 /          468798.68 );          468798.68
0.51            0.51              360:0      360:0        360 NO_CHECK

AMORT NONE FOR                60 COMMERCIAL_OP    "USER_PenRate" "2.9"    ; GROUP "2F"
PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE );
M         18    "1-30yr Fixed 2 yr Penalty-      -ELIGIBLE"              WL      00      WAC
     7.804 (      1301188.78 /         1301188.78 );         1301188.78
0.51            0.51              360:0      360:0        360 NO_CHECK

                              COMMERCIAL_OP    "USER_PenRate" "2.86"   ; GROUP "1F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M         19    "1-30yr Fixed 2 yr Penalty-      -NOT ELIGIBLE"          WL      00      WAC
     7.384 (        945821.90 /          945821.90 );          945821.90
0.51            0.51              360:0      360:0        360 NO_CHECK

                              COMMERCIAL_OP    "USER_PenRate" "1.97"   ; GROUP "2F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M         20    "1-30yr Fixed 2 yr Penalty-I.O.-ELIGIBLE"                WL      00      WAC
     6.862 (        306364.05 /          306364.05 );          306364.05
0.51            0.51              360:0      360:0        360 NO_CHECK

AMORT NONE FOR                60 COMMERCIAL_OP    "USER_PenRate" "2.75"   ; GROUP "1F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M         21    "1-30yr Fixed 2 yr Penalty-I.O.-NOT ELIGIBLE"            WL      00      WAC
     6.24 (         345007.04 /          345007.04 );          345007.04
0.51            0.51              360:0      360:0        360 NO_CHECK

AMORT NONE FOR                60 COMMERCIAL_OP    "USER_PenRate" "2.5"    ; GROUP "2F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M         22    "1-30yr Fixed 3 yr Penalty-      -ELIGIBLE"              WL      00      WAC
     7.446 (     18733468.75 /        18733468.75 );        18733468.75
0.51            0.51              360:0      360:0        360 NO_CHECK

                              COMMERCIAL_OP    "USER_PenRate" "2.86"   ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M         23    "1-30yr Fixed 3 yr Penalty-      -NOT ELIGIBLE"          WL      00      WAC
     6.42 (       2123987.01 /         2123987.01 );         2123987.01
0.51            0.51              334:0      334:0        334 NO_CHECK
```

```
                         COMMERCIAL_OP   "USER_PenRate" "2.57"  ; GROUP "2F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        24    "1-30yr Fixed 3 yr Penalty-I.O.-ELIGIBLE"         WL     00    WAC
      7.063 (       5622242.95 /       5622242.95 );       5622242.95
     0.51         0.51             360:0      360:0        360 NO_CHECK


AMORT NONE FOR            60 COMMERCIAL_OP   "USER_PenRate" "2.8"   ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        25    "1-30yr Fixed 3 yr Penalty-I.O.-NOT ELIGIBLE"     WL     00    WAC
      6.436 (       3580347.12 /       3580347.12 );       3580347.12
     0.51         0.51             360:0      360:0        360 NO_CHECK


AMORT NONE FOR            60 COMMERCIAL_OP   "USER_PenRate" "2.58"  ; GROUP "2F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        26    "1-30yr Fixed No Penalty  -    -ELIGIBLE"         WL     00    WAC
      7.687 (       7247260.59 /       7247260.59 );       7247260.59
     0.51         0.51             360:0      360:0        360 NO_CHECK


                         COMMERCIAL_OP   "USER_PenRate" "0.11"  ; GROUP "1F"
M        27    "1-30yr Fixed No Penalty  -    -NOT ELIGIBLE"     WL     00    WAC
      7.484 (       1161395.27 /       1161395.27 );       1161395.27
     0.51         0.51             360:0      360:0        360 NO_CHECK GROUP "2F"
M        28    "1-30yr Fixed No Penalty  -I.O.-ELIGIBLE"         WL     00    WAC
      7.327 (       4266788.67 /       4266788.67 );       4266788.67
     0.51         0.51             360:0      360:0        360 NO_CHECK GROUP "1F"
M        29    "1-30yr Fixed No Penalty  -I.O.-NOT ELIGIBLE"     WL     00    WAC
      6.969 (       3954115.37 /       3954115.37 );       3954115.37
     0.51         0.51             360:0      360:0        360 NO_CHECK GROUP "2F"
M        30    "1-3/27 2 yr Penalty       -    -ELIGIBLE"        WL     00    WAC
        6.5 (        328981.53 /        328981.53 );        328981.53
     0.51         0.51             360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                      5.99 10/01/2006    6 SYNC_INT             12.5
     1            6.5          0        0  INIT_PERCAP          3
                                   COMMERCIAL_OP    "USER_PenRate" "2.6"    ;
GROUP "1A"   PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        31    "1-3/27 3 yr Penalty       -    -ELIGIBLE"        WL     00    WAC
      7.006 (       2583175.31 /       2583175.31 );       2583175.31
     0.51         0.51             360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                     5.734 10/01/2006    6 SYNC_INT            13.01
     1           7.01          0        0  INIT_PERCAP          3
                                   COMMERCIAL_OP    "USER_PenRate" "2.55"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        32    "1-3/27 3 yr Penalty       -    -NOT ELIGIBLE"    WL     00    WAC
        6.6 (        349542.88 /        349542.88 );        349542.88
     0.51         0.51             360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                       5.5 09/01/2006    6 SYNC_INT             12.6
     1            6.6          0        0  INIT_PERCAP          3
                                   COMMERCIAL_OP    "USER_PenRate" "2.64"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        33    "1-3/27 3 yr Penalty       -I.O.-ELIGIBLE"        WL     00    WAC
      6.717 (       1685172.94 /       1685172.94 );       1685172.94
     0.51         0.51             360:0      360:0        360 NO_CHECK ARM
LIBOR_6MO                     5.702 10/01/2006    6 SYNC_INT            12.72
     1           6.72          0        0  INIT_PERCAP          3
         AMORT NONE FOR           60 COMMERCIAL_OP    "USER_PenRate" "2.69"   ;
GROUP "1A"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        34    "1-3/27 3 yr Penalty       -I.O.-NOT ELIGIBLE"    WL     00    WAC
        6.5 (        514033.64 /        514033.64 );        514033.64
```

```
      0.51           0.51              360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.5 10/01/2006    6 SYNC_INT              12.5
      1              6.5            0        0  INIT_PERCAP         3
          AMORT NONE FOR           60 COMMERCIAL_OP   "USER_PenRate" "2.6"   ;
GROUP "2A"   PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE ); TEASER
M        35    "1-3/27 No Penalty          -     -ELIGIBLE"          WL    00    WAC
        7.545 (       429218.09 /        429218.09 );       429218.09
      0.51           0.51              360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                       5.518 09/01/2006    6 SYNC_INT              13.55
      1              7.55           0        0  INIT_PERCAP         3 GROUP "1A"
TEASER
M        36    "1-3/27 No Penalty          -I.O.-ELIGIBLE"          WL    00    WAC
          7.1 (       131387.00 /        131387.00 );       131387.00
      0.51           0.51              360:0      360:0       360 NO_CHECK ARM
LIBOR_6MO                         5.5 09/01/2006    6 SYNC_INT              13.1
      1              7.1            0        0  INIT_PERCAP         3
          AMORT NONE FOR           60 GROUP "1A"    TEASER
M        37    "1-Balloon 3 yr Penalty     -     -ELIGIBLE"          WL    00    WAC
        7.997 (       559114.39 /        559114.39 );       559114.39
      0.51           0.51              360:0      360:0       360 NO_CHECK

                                                BALLOON SCHED_BOTH          180
                           COMMERCIAL_OP   "USER_PenRate" "1.44"  ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        38    "1-Balloon No Penalty       -     -ELIGIBLE"          WL    00    WAC
        8.671 (       225814.98 /        225814.98 );       225814.98
      0.51           0.51              360:0      360:0       360 NO_CHECK

                                                BALLOON SCHED_BOTH          180
GROUP "1F"   PREPAY_FLAG YM FOR 1 NONE ; YM_FORMULA ( #YM_PENRATE );
M        39    "2-Balloon 1 yr Penalty     -     -ELIGIBLE"          WL    00    WAC
         10.5 (        39272.17 /         39272.17 );        39272.17
      0.51           0.51              360:0      360:0       360 NO_CHECK

                                                BALLOON SCHED_BOTH          180
                           COMMERCIAL_OP   "USER_PenRate" "4.2"   ; GROUP "1F"
PREPAY_FLAG YM FOR 12 NONE ; YM_FORMULA ( #YM_PENRATE );
M        40    "2-Balloon 2 yr Penalty     -     -ELIGIBLE"          WL    00    WAC
       10.091 (      1241609.19 /       1241609.19 );      1241609.19
      0.51           0.51              360:0      360:0       360 NO_CHECK

                                                BALLOON SCHED_BOTH          180
                           COMMERCIAL_OP   "USER_PenRate" "4.04"  ; GROUP "1F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M        41    "2-Balloon 2 yr Penalty     -     -NOT ELIGIBLE"      WL    00    WAC
         9.99 (        33514.99 /         33514.99 );        33514.99
      0.51           0.51              360:0      360:0       360 NO_CHECK

                                                BALLOON SCHED_BOTH          180
                           COMMERCIAL_OP   "USER_PenRate" "4"     ; GROUP "2F"
PREPAY_FLAG YM FOR 24 NONE ; YM_FORMULA ( #YM_PENRATE );
M        42    "2-Balloon 3 yr Penalty     -     -ELIGIBLE"          WL    00    WAC
         9.65 (        70598.41 /         70598.41 );        70598.41
      0.51           0.51              359:1      359:1       360 NO_CHECK

                                                BALLOON SCHED_BOTH          180
                           COMMERCIAL_OP   "USER_PenRate" "2"     ; GROUP "1F"
PREPAY_FLAG YM FOR 36 NONE ; YM_FORMULA ( #YM_PENRATE );
M        43    "2-Balloon No Penalty       -     -ELIGIBLE"          WL    00    WAC
       10.508 (      6103551.16 /       6103551.16 );      6103551.16
      0.51           0.51              360:0      360:0       360 NO_CHECK

                                                BALLOON SCHED_BOTH          180
```

```
GROUP "1F"
M        44    "2-Balloon No Penalty     -    -NOT ELIGIBLE"    WL    00    WAC
         10.514 (       992138.39 /        992138.39 );       992138.39
       0.51           0.51              360:0      360:0       360 NO_CHECK
                                                          BALLOON SCHED_BOTH          180
GROUP "2F"
```

$[488,750,000] (APPROXIMATE)
FIELDSTONE MORTGAGE INVESTMENT CORP.
SERIES 2003-1

To 10% Call

Class	Approx. Size ($) (1)	Bmrk	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	OC Fund C/E (4) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(5)
1-A(6)	[316,446,000]	1M L	2.38	1-89	19.50%	20.00%	TBD	11/25/2033	AAA/Aaa/AAA
2-A1(7)	[67,541,000]	1M L	1.40	1-49	19.50%	20.00%	TBD	11/25/2033	AAA/Aaa/AAA
2-A2(7)	[18,513,000]	1M L	6.12	49-89	19.50%	20.00%	TBD	11/25/2033	AAA/Aaa/AAA
A-IO(8)	Notional	6.00%	N/A	N/A	N/A	N/A	N/A	3/25/2005	AAA/Aaa/AAA
M1	[32,500,000]	1M L	4.95	39-89	13.00%	13.50%	TBD	11/25/2033	AA/Aa2/AA
M2	[26,250,000]	1M L	4.9	37-89	7.75%	8.25%	TBD	11/25/2033	A/A2/A
M3	[8,750,000]	1M L	4.88	37-89	6.00%	6.50%	TBD	11/25/2033	A-/A3/A-
M4	[7,500,000]	1M L	4.88	37-89	4.50%	5.00%	TBD	11/25/2033	BBB+/Baa1/BBB+
M5	[5,000,000]	1M L	4.86	36-89	3.50%	4.00%	TBD	11/25/2033	BBB/Baa2/BBB
B	[6,250,000]	1M L	4.86	36-89	2.25%	2.75%	TBD	11/25/2033	BBB-/Baa3/BBB-

To Maturity

Class	Approx. Size ($) (1)	Bmrk	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	OC Fund C/E (4) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(5)
1-A(6)	[316,446,000]	1M L	2.58	1-191	19.50%	20.00%	TBD	11/25/2033	AAA/Aaa/AAA
2-A1(7)	[67,541,000]	1M L	1.40	1-49	19.50%	20.00%	TBD	11/25/2033	AAA/Aaa/AAA
2-A2(7)	[18,513,000]	1M L	7.13	49-194	19.50%	20.00%	TBD	11/25/2033	AAA/Aaa/AAA
A-IO(8)	Notional	6.00%	N/A	N/A	N/A	N/A	N/A	3/25/2005	AAA/Aaa/AAA
M1	[32,500,000]	1M L	5.45	39-163	13.00%	13.50%	TBD	11/25/2033	AA/Aa2/AA
M2	[26,250,000]	1M L	5.35	37-149	7.75%	8.25%	TBD	11/25/2033	A/A2/A
M3	[8,750,000]	1M L	5.26	37-131	6.00%	6.50%	TBD	11/25/2033	A-/A3/A-
M4	[7,500,000]	1M L	5.20	37-123	4.50%	5.00%	TBD	11/25/2033	BBB+/Baa1/BBB+
M5	[5,000,000]	1M L	5.11	36-113	3.50%	4.00%	TBD	11/25/2033	BBB/Baa2/BBB
B	[6,250,000]	1M L	5.00	36-105	2.25%	2.75%	TBD	11/25/2033	BBB-/Baa3/BBB-

(1) Subject to a permitted Variance of ± 5%

(2) The Notes will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 120% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR in the first month of each mortgage loan and increasing approximately 1.45% per month to reach 20% CPR in month 12. Notes sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately [2.25]%.

(4) OC Funded Credit Enhancement includes the fully funded overcollateralization of approximately [2.75]%.

(5) All Classes of Notes will be rated by Moody's, S&P and Fitch.

(6) Class 1-A are the Group 1 Senior Notes.

(7) Class 2-A1 and 2-A2 are the Group 2 Senior Notes.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

(8) Class A-IO will be a Senior Interest-Only Note, and will receive interest payments for the first 18 Payment Dates.

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Christina Barretto	(212) 526-2185
Structuring	Martin Priest*	(212) 526-0212
	Dennis Tsyba	(212) 526-1102

* - Please send all run requests to Martin Priest @ mpriest@lehman.com (212) 526-0212

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Origination and Servicing

The Mortgage Loans were originated by Fieldstone Mortgage Company generally according to their origination and underwriting guidelines. Fieldstone may make underwriting exceptions based upon mitigating factors. As of the Cut-off Date the Mortgage Loans will be serviced by Fieldstone Mortgage Company. On or about the Closing Date, Chase Mortgage will assume the role of Servicer.

Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.

Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] cautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Principal Payment Priority

At the Senior level, the collateral is divided into two Groups, Group 1 and Group 2.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

From Group 1:

1) principal will be paid to the Class 1-A Notes;
2) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated *sequentially* to the Class 2-A1 and Class 2-A2 Notes; and
3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

From Group 2:

1) principal will be paid sequentially to the Class 2-A1 and Class 2-A2 Notes;
2) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes; and
3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

On or after the Stepdown Date and as long as a Trigger Event is not in effect

1) principal will be first allocated concurrently to the Class 1-A Notes from Group 1 and sequentially to the Class 2-A1 and Class 2-A2 Notes from Group 2 until the aggregate targeted Senior Enhancement Percentage is reached.
2) a) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated sequentially to the Class 2-A1 and Class 2-A2 Notes until the aggregate targeted Senior Enhancement Percentage is reached;

 b) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes until the aggregate targeted Senior Enhancement Percentage is reached;
3) principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes so that the credit enhancement behind each class equals twice the respective Funded Credit Enhancement Percentage for each class, as a percentage of the current aggregate Mortgage Loan balance subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Interest Payment Priority

On each Payment Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(i) To pay fees: for both Group 1 and Group 2, Servicing Fee, Master Servicer and Trust Administrator Fee and Owner Trustee Fee;

(ii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A Notes and the A-IO(1) Component from Group 1 Interest;

(iii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, Class 2-A2 Notes and the A-IO(2) Component from Group 2 Interest;

(iv) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(v) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(vi) Any interest remaining after the application of (i) through (v) above will be deemed excess interest for such Payment Date and will be distributed as principal according to the respective principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(vii) To pay concurrently pro rata based on the amounts of Basis Risk Shortfall with respect to each Class after giving effect to distributions already made on such Payment Date, to the Senior Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Caps[1];

(viii) To pay sequentially to Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts to the extent not covered by the Interest Rate Caps[1];

(ix) To pay sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes the amount of any allocated Realized Losses remaining unpaid; and

(x) To pay remaining amounts to the holder of the Class X Note. [1]

[1] Any amounts received with respect to the Interest Rate Cap will be allocated in steps (vii), (viii) and (x), in that order of priority.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and fixed rate mortgage loans. The cap is not subordinated to losses.

The interest rate cap will be in place during the first 24 months and will have a series of strike rates. Its notional balance will be a fixed amortization schedule based on all of the Mortgage Loans.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Strike Rate (%)	Approximate Notional Balance ($)	Month	Strike Rate (%)	Approximate Notional Balance ($)
1	-	-	13	2.1939	415,678,000
2	1.1712	485,321,000	14	2.3907	404,481,000
3	1.1981	483,756,000	15	2.5680	393,683,000
4	1.2235	480,930,000	16	2.7435	383,305,000
5	1.2504	477,304,000	17	2.8526	373,312,000
6	1.3050	472,548,000	18	3.0135	363,661,000
7	1.3967	466,584,000	19	3.1433	354,296,000
8	1.5075	460,046,000	20	3.3006	345,211,000
9	1.6256	452,853,000	21	3.4597	336,379,000
10	1.7747	444,931,000	22	3.5640	328,272,000
11	1.9151	436,170,000	23	3.6563	320,781,000
12	2.0517	426,458,000	24	3.8103	313,813,000

On each Payment Date, the cap provider will make payments equal to the product of (a) the Cap Notional Amount for that month, (b) the excess, if any, of one month LIBOR for such Payment Date over the applicable strike rate, and (c) the number of days in the corresponding accrual period divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering [illegible] does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings

1-A	2-A1	A-IO
1-A Aaa/AAA/AAA Libor Floater (Group 1)	2-A1 Aaa/AAA/AAA Libor Floater (Group 2) 2-A2 Aaa/AAA/AAA Libor Floater (Group 2)	A-IO Aaa/AAA/AAA 6.00% Interest Rate
M1 Aa2/AA/AA Libor Floater		
M2 A2/A/A Libor Floater		
M3 A3/A-/A- Libor Floater		
M4 Baa1/BBB+/BBB+ Libor Floater		
M5 Baa2/BBB/BBB Libor Floater		
B Baa3/BBB-/BBB- Libor Floater		

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Preliminary Summary of Terms	
Issuer:	Fieldstone Mortgage Securities Trust, Series 2003-1
Depositor:	Structured Asset Securities Corporation
Seller:	Fieldstone Mortgage Company ("Fieldstone")
Master Servicer and Trust Administrator:	Wells Fargo Bank, N.A. (Minnesota)
Servicer:	Chase Mortgage ("Chase"). Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.
Indenture Trustee:	HSBC Bank USA
Owner Trustee:	[TBD]
Custodian:	Wells Fargo Bank, N.A. (Minnesota)
Lead Manager:	Lehman Brothers
Co-Managers:	Credit Suisse First Boston and Merrill Lynch
Note Ratings:	The Notes are expected to receive the ratings from [Moody's Investors Service, Inc., Standard & Poor's, a division of the McGraw Hill Companies, and Fitch, Inc.] ascribed on page 1.
Senior Notes:	The Class 1-A, Class 2-A1, 2-A2 and Class A-IO Notes
Mezzanine and Subordinate Notes:	The Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes
Expected Pricing Date:	Week of September [8th], 2003
Expected Closing Date:	October [7th], 2003
Statistical Cut-off Date:	August 1st, 2003
Cut-Off Date:	September [1st], 2003
Payment Date:	25th of each month, or if such day is not a business day the next succeeding business day. (First Payment Date: October 27th, 2003)
Dated Date:	October [7th], 2003
Delay Days:	0 days
Day Count:	The Notes (excluding the Class A-IO Notes) will accrue interest on an Actual/360 basis. The Class A-IO Notes will accrue interest on a 30/360 basis.
Denominations:	Minimum $25,000; increments $1 in excess thereof for the Senior Notes. Minimum $100,000; increments of $1,000 in excess thereof for the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.
Accrual Period:	The "Accrual Period" for any Class of Notes for each Payment Date will be the one-month period beginning on the immediately preceding Payment Date (or on the Dated Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Payment Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,*

Preliminary Summary of Terms (Continued)	
Due Period:	The period from the 2nd day of the immediately preceding calendar month through the 1st day of the current calendar month.
Clearing:	DTC, Clearstream and Euroclear.
Tax Status:	The Notes are anticipated to be treated as debt for Federal income tax purposes, and an opinion will be delivered to that effect from counsel acceptable to the underwriters. Alternatively, a REMIC election may be made, in which case the Notes will be treated as REMIC regular interests for Federal income tax purposes. Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.
ERISA Eligibility:	The Notes are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement.
SMMEA Eligibility:	None of the Notes are expected to SMMEA eligible.
Mortgage Loans:	As of the Statistical Cut-off Date, the Collateral Group consists of 2,687 loans (the Mortgage Loans) with an aggregate principal balance of $486,349,491 of fixed, adjustable, fully amortizing and balloon loans secured by first liens on primarily 1 - 4 family properties. Approximately 82.46% of the Mortgage Loans will be subject to prepayment penalties and approximately 39.53% of the Mortgage Loans require interest only during their first 5 years. The Mortgage Loans are composed of Group 1 and Group 2. Group 1 will consist of those Mortgage Loans with original principal balances which do not exceed the applicable Freddie Mac maximum original loan limitations for one- to four- family mortgaged properties. Group 2 will consist of mortgage loans which may be less than, equal to or in excess of, those loan balance limitations. For collateral statistics please see the "Collateral Summary" herein. Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.
Optional Termination:	On the Payment Date on which the aggregate unpaid principal balance of the Mortgage Loans, prior to giving effect to any principal distributions for that period, is less than 10% of the aggregate principal balance of the Mortgage Loans on the Cut-off Date, Fieldstone Mortgage Company ("Fieldstone"), as owner of the servicing rights, will have the option to purchase the remaining Mortgage Loans from the trust. If on the following Payment Date, Fieldstone Mortgage has not exercised its Optional Termination right the margin for the Class A1, Class 2-A1 and Class 2-A2 Notes will double and the margins for the remaining classes will be multiplied by 1.5.
Servicing Fee Rate:	50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)

Master Servicer and Trust Adminstrator Fee Rate:	0.25 basis point per annum (0.0025 %) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.
Owner Trustee Fee:	$[3,000] per annum, payable monthly.
Note Rate:	The Note Rate on each class of Notes (excluding the Class A-IO Notes) is equal to the lesser of (i) the related Pass-Through Rate and (ii) the applicable Net Funds Cap. The Class A-IO Notes will accrue at a fixed rate of 6.00%
Class A-IO Notional:	The Class A-IO Notional Amount will consist of two components, one from each Collateral Group. The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Group Mortgage Loan Balance and the following schedule:

Payment Dates	Class A-IO(1) Notional Amount	Class A-IO(2) Notional Amount	Class A-IO Total Notional Amount
1 – 6	$[94,344,329]	$[25,655,671]	$[120,000,000]
7 – 12	$[70,758,247]	$[19,241,753]	$[90,000,000]
13 - 18	$[23,586,082]	$[6,413,918]	$[30,000,000]

On and after the 19th Payment Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Notes from both of the Collateral Groups. The A-IO(1) Component Notional Amount will be approximately [78.62]% of the aggregate Class A-IO Notional Amount on the Closing Date. The A-IO(2) Component Notional Amount will be approximately [21.38]% of the aggregate Class A-IO Notional Amount on the Closing Date.

Pass - Through Rate:	With respect to the Notes (excluding the Class A-IO), a per annum rate equal to one-month LIBOR *plus* the applicable margin for each class.
Group 1 Senior Net Funds Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 Mortgage Loan balance as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Group 2 Senior Net Funds Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 Mortgage Loan as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Mezzanine and Subordinate Class Net Funds Cap:	For any Payment Date will be the weighted average of the Group 1 Net Funds Cap and the Group 2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Preliminary Summary of Terms (Continued)	
Group Subordinate Amount:	For each Group on each Payment Date, is equal to the excess of the Group's Mortgage Loan Balance as of the end of the second preceding Due Period over the unpaid principal balance of the Class A1 Note (in the case of Group 1) or Class 2-A1 and Class 2-A2 Notes (in the Case of Group 2) immediately prior to such Payment Date.
Optimal Interest Amount:	For each Group on each Payment Date, will be equal to the amount by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates of the Group's Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (B) the Group's Mortgage Loan Balance as of the end of the second preceeding Due Period exceeds (2) (I) in the case of the first 18 Payment Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group Mortgage Loan balance as of the end of the second preceding Due Periodand (II) thereafter, zero.
Aggregate Expense Rate:	For any Mortgage Loan equals the sum of the related Servicing Fee Rate, the Master Servicing and Trust Administrator Fee Rate and the Owner Trustee Fee, expressed as a percentage of the aggregate Mortgage Loan Balance (the "Pool Balance") as of the end of the second preceding Due Period.
Net Mortgage Rate:	The Mortgage Loan Rate *minus* the Aggregate Expense Rate.
Current Interest:	The interest accrued during the related Accrual Period at the applicable Note Rate.
Basis Risk Shortfall Amount:	To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Pass-Through Rate. Such amounts are payable to the extent of available funds, as described herein.
Credit Enhancement:	For all of the Notes consists of the following: • Excess Interest • Overcollateralization. Additionally, credit enhancement will initially be provided by subordination to the: • Senior Notes from the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M1 Notes from the Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M2 Notes from the Class M3, Class M4, Class M5 and Class B Notes • Class M3 Notes from the Class M4, Class M5 and Class B Notes • Class M4 Notes from the Class M5 and Class B Notes • Class M5 Notes from the Class B Notes
Overcollateralization:	Excess interest will be used to pay down the Notes so the aggregate loan balance exceeds the aggregate Note balance (Overcollateralization or "OC").

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)

Overcollateralization Target:

Prior to the Stepdown Date, equal to [2.75]% of the aggregate balance of the Mortgage Loans as of the Cut-Off Date.

On or after the Stepdown Date, equal to the lesser of (x) [2.75]% of the Cut-off Date Pool Balance and (y) [5.50]% of the Pool Balance as of the end of the related Due Period, subject to a floor equal to 0.50% of the Cut-Off Date Pool Balance.

Provided, however, if a Trigger Event has occurred on the related Payment Date, the Overcollateralization Target is the same as the Overcollateralization Target on the preceding Payment Date.

Senior Enhancement Percentage:

The fraction, expressed as a percentage of (a) the sum of the Mezzanine and Subordinate Notes and the Overcollateralization as of the immediately preceding Payment Date divided by (b) the Pool Balance as of the end of the second preceding Due Period.

Trigger Event:

A Trigger Event will have occurred if either of (i) the Delinquency Trigger or (ii) the Cumulative Loss Trigger as of such Payment Date have occurred

Delinquency Trigger:

The Delinquency Trigger will have occurred if the three month rolling average of the 60+ Day Delinquency percentage (including bankruptcy, foreclosure and REO) for the three prior Due Periods exceeds 40% of the Senior Enhancement Percentage for such Payment Date

Cumulative Loss Trigger:

The Cumulative Loss Trigger will have occurred if the cumulative realized losses as of such Payment Date exceed the following percentages of the Cut-Off Date Pool Balance. Trigger levels reflect beginning of period requirements. The Cumulative Loss Trigger percentage will build from its beginning Payment Date percentage to the next specified Payment Date percentage in 11 equal increments.

Payment Date	Percentage
37	[3.25]%
49	[5.00]%
61	[6.00]%
73 +	[6.25]%

Stepdown Date:

The later to occur of:

(i) the Payment Date occurring is September 2006 and

(ii) the first Payment Date on which the Senior Credit Enhancement equals or exceeds 40%.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	4.87	3.28	**2.38**	1.75	1.26
Window (mos)	1-174	1-120	**1-89**	1-69	1-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class 2-A1					
Avg. Life (yrs)	2.98	1.97	**1.40**	1.06	0.85
Window (mos)	1-100	1-67	**1-49**	1-30	1-24
Expected Final Mat.	12/25/2011	3/25/2009	**9/25/2007**	2/25/2006	8/25/2005
Class 2-A2					
Avg. Life (yrs)	12.18	8.29	**6.12**	4.40	2.82
Window (mos)	100-174	67-120	**49-89**	30-69	24-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M1					
Avg. Life (yrs)	9.61	6.50	**4.95**	4.41	4.52
Window (mos)	57-174	37-120	**39-89**	43-69	49-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M2					
Avg. Life (yrs)	9.61	6.50	**4.90**	4.16	3.94
Window (mos)	57-174	37-120	**37-89**	39-69	42-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M3					
Avg. Life (yrs)	9.61	6.50	**4.88**	4.07	3.71
Window (mos)	57-174	37-120	**37-89**	38-69	40-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M4					
Avg. Life (yrs)	9.61	6.50	**4.88**	4.04	3.63
Window (mos)	57-174	37-120	**37-89**	38-69	39-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	9.61	6.50	**4.86**	4.01	3.58
Window (mos)	57-174	37-120	**36-89**	37-69	38-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class B					
Avg. Life (yrs)	9.61	6.50	**4.86**	4.00	3.54
Window (mos)	57-174	37-120	**36-89**	37-69	37-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008

(1) 100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.
(2) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.19	3.53	**2.58**	1.91	1.36
Window (mos)	1-319	1-250	**1-191**	1-152	1-122
Expected Final Mat.	3/25/2030	6/25/2024	**7/25/2019**	4/25/2016	10/25/2013
Class 2-A1					
Avg. Life (yrs)	2.98	1.97	**1.40**	1.06	0.85
Window (mos)	1-100	1-67	**1-49**	1-30	1-24
Expected Final Mat.	12/25/2011	3/25/2009	**9/25/2007**	2/25/2006	8/25/2005
Class 2-A2					
Avg. Life (yrs)	13.90	9.62	**7.13**	5.21	3.38
Window (mos)	100-322	67-253	**49-194**	30-154	24-124
Expected Final Mat.	6/25/2030	9/25/2024	**10/25/2019**	6/25/2016	12/25/2013
Class M1					
Avg. Life (yrs)	10.44	7.15	**5.45**	4.80	5.07
Window (mos)	57-290	37-215	**39-163**	43-128	49-103
Expected Final Mat.	10/25/2027	7/25/2021	**3/25/2017**	4/25/2014	3/25/2012
Class M2					
Avg. Life (yrs)	10.37	7.09	**5.35**	4.51	4.22
Window (mos)	57-272	37-197	**37-149**	39-117	42-94
Expected Final Mat.	4/25/2026	1/25/2020	**1/25/2016**	5/25/2013	6/25/2011
Class M3					
Avg. Life (yrs)	10.28	7.01	**5.26**	4.37	3.94
Window (mos)	57-246	37-176	**37-131**	38-103	40-82
Expected Final Mat.	2/25/2024	4/25/2018	**7/25/2014**	3/25/2012	6/25/2010
Class M4					
Avg. Life (yrs)	10.18	6.94	**5.20**	4.29	3.83
Window (mos)	57-232	37-165	**37-123**	38-96	39-77
Expected Final Mat.	12/25/2022	5/25/2017	**11/25/2013**	8/25/2011	1/25/2010
Class M5					
Avg. Life (yrs)	10.06	6.84	**5.11**	4.21	3.74
Window (mos)	57-216	37-152	**36-113**	37-88	38-71
Expected Final Mat.	8/25/2021	4/25/2016	**1/25/2013**	12/25/2010	7/25/2009
Class B					
Avg. Life (yrs)	9.86	6.69	**5.00**	4.11	3.62
Window (mos)	57-203	37-142	**36-105**	37-82	37-66
Expected Final Mat.	7/25/2020	6/25/2015	**5/25/2012**	6/25/2010	2/25/2009

(1) 100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.
(2) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
5.60440	5.95
5.62003	5.46
5.63565	4.97
5.65128	4.48
5.66690	4.00
5.68253	3.52
5.69815	3.04
5.71378	2.57
5.72940	2.10
Mod. Dur.	0.57[3]

(1) Shown at the Note pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 5.6690% plus accrued interest.

(4) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.96641	10.37547
2	N/A	N/A	32	9.03942	9.49546
3	N/A	N/A	33	9.33935	9.81078
4	N/A	N/A	34	9.03674	9.49314
5	N/A	N/A	35	9.33657	9.80837
6	N/A	N/A	36	9.03405	9.49080
7	N/A	N/A	37	9.80887	10.18193
8	N/A	N/A	38	10.18809	10.67837
9	N/A	N/A	39	9.85770	10.33238
10	N/A	N/A	40	10.18449	10.67521
11	N/A	N/A	41	9.85422	10.32932
12	N/A	N/A	42	9.85247	10.32779
13	N/A	N/A	43	11.75643	12.19346
14	N/A	N/A	44	10.65962	11.14551
15	N/A	N/A	45	11.01274	11.51511
16	N/A	N/A	46	10.65536	11.14179
17	N/A	N/A	47	11.00833	11.51125
18	N/A	N/A	48	10.65108	11.13805
19	N/A	N/A	49	10.66068	11.14089
20	N/A	N/A	50	11.01850	11.52022
21	N/A	N/A	51	10.66090	11.14672
22	N/A	N/A	52	11.01403	11.51632
23	N/A	N/A	53	10.65658	11.14294
24	N/A	N/A	54	10.65441	11.14104
25	8.12121	8.31036	55	11.39001	11.90915
26	8.51192	8.97614	56	10.65751	11.14838
27	8.23638	8.68576	57	11.01051	11.51802
28	8.50994	8.97443	58	10.65314	11.14456
29	8.23446	8.68410	59	11.00599	11.51407
30	8.23350	8.68327	60	10.64876	11.14074

(1) Based on 6 month Libor of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

(3) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Summary (Aggregate Pool, as of Statistical Cut-off Date)*			
Total Number of Loans	2,687	**Geographic Distribution**	
Total Outstanding Loan Balance	$486,349,491.40	(Other States account individually for less	
Average Loan Balance	$181,000.93	than 5.00% of the Cut-Off Date aggregate	
Fixed Rate	12.21%	principal balance)	
Adjustable Rate	87.79%	California	49.25%
Prepayment Penalty Coverage	82.46%	Illinois	9.18%
Weighted Average Coupon	6.941%	Colorado	8.16%
Weighted Average Margin	5.655%		
Weighted Average Initial Periodic Cap	2.998%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.000%	Zip Code (City) – 92592 (Temecula, CA)	0.64%
Weighted Average Maximum Rate	12.833%		
Weighted Average Floor	6.831%	**Occupancy Status**	
Weighted Average Original Term (mo.)	356	Primary Home	93.25%
Weighted Average Remaining Term (mo.)	356	Investment	6.46%
Weighted Average LTV	82.25%	Second Home	0.29%
Weighted Average CLTV	83.82%		
Weighted Average FICO	653	**Loan Purpose**	
Weighted Average DTI	41.58%	Purchase	62.00%
		Cashout Refinance	26.15%
Product Type		Rate/Term Refinance	11.85%
2/28 ARM (Libor)	86.58%		
Fixed Rate	10.36%	**Lien Position**	
Balloon	1.85%	First Lien	98.30%
3/27 ARM (Libor)	1.20%	Second Lien	1.70%
Prepayment Penalty (years)		**Interest Only Loans**	39.53%
None	17.54%	**Weighted Average Remaining Interest**	
0.5	0.77%	**Only Period (mo.)**	59.95%
1.0	1.19%		
1.5	0.04%		
2.0	71.74%		
2.5	1.32%		
3.0	7.41%		

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	147	5,820,095.00	1.20
50,000.01 - 100,000.00	555	41,831,362.00	8.60
100,000.01 - 150,000.00	554	69,156,424.50	14.22
150,000.01 - 200,000.00	415	72,360,287.00	14.88
200,000.01 - 250,000.00	366	81,937,539.00	16.85
250,000.01 - 300,000.00	284	77,393,970.90	15.91
300,000.01 - 350,000.00	147	47,510,795.00	9.77
350,000.01 - 400,000.00	134	50,510,123.00	10.39
400,000.01 - 450,000.00	35	14,847,964.00	3.05
450,000.01 - 500,000.00	42	20,223,731.00	4.16
500,000.01 - 550,000.00	2	1,088,000.00	0.22
550,000.01 - 600,000.00	2	1,110,400.00	0.23
600,000.01 - 650,000.00	4	2,558,800.00	0.53
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 27,150.00
Maximum: 650,000.00
Average: 181,000.93

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	46	12,732,620.00	2.62
5.501 - 6.000	309	84,096,645.00	17.29
6.001 - 6.500	409	97,967,801.00	20.14
6.501 - 7.000	567	112,482,986.00	23.13
7.001 - 7.500	405	68,183,321.90	14.02
7.501 - 8.000	406	58,185,875.00	11.96
8.001 - 8.500	188	23,899,823.00	4.91
8.501 - 9.000	139	15,707,491.50	3.23
9.001 - 9.500	42	3,327,404.00	0.68
9.501 - 10.000	23	1,673,025.00	0.34
10.001 - 10.500	143	7,433,159.00	1.53
10.501 - 11.000	10	659,340.00	0.14
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 6.941

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 356

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	17	577,650.00	0.12
10.001 - 15.000	50	2,521,882.00	0.52
15.001 - 20.000	89	5,030,651.00	1.03
20.001 - 25.000	3	188,299.00	0.04
25.001 - 30.000	1	50,000.00	0.01
30.001 - 35.000	5	380,671.00	0.08
35.001 - 40.000	1	58,000.00	0.01
40.001 - 45.000	1	76,500.00	0.02
45.001 - 50.000	10	1,483,322.00	0.31
50.001 - 55.000	18	2,280,350.00	0.47
55.001 - 60.000	20	2,638,700.00	0.54
60.001 - 65.000	24	3,441,339.00	0.71
65.001 - 70.000	81	11,887,593.00	2.44
70.001 - 75.000	151	25,181,775.50	5.18
75.001 - 80.000	915	182,044,964.00	37.43
80.001 - 85.000	511	107,177,459.00	22.04
85.001 - 90.000	531	95,731,809.90	19.68
90.001 - 95.000	56	11,887,919.00	2.44
95.001 - 100.000	203	33,710,607.00	6.93
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 82.427

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,* lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] and has not been independently verified by Lehman Brothers Inc. or any affiliate. *The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,*

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 30.000	3	188,000.00	0.04
30.001 - 40.000	5	370,000.00	0.08
40.001 - 50.000	11	1,559,822.00	0.32
50.001 - 60.000	38	4,919,050.00	1.01
60.001 - 70.000	105	15,328,932.00	3.15
70.001 - 80.000	1,066	207,226,739.50	42.61
80.001 - 90.000	1,043	202,994,268.90	41.74
90.001 - 100.000	416	53,762,679.00	11.05
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 21.19
Maximum: 100.00
Weighted Average: 83.818

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score

FICO	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
501 - 550	263	37,003,532.50	7.61
551 - 600	408	64,357,128.00	13.23
601 - 650	625	113,435,705.90	23.32
651 - 700	840	165,251,462.00	33.98
701 - 750	410	80,487,943.00	16.55
751 - 800	139	25,664,920.00	5.28
801 >=	2	148,800.00	0.03
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 502
Maximum: 816
Weighted Average: 653

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	2,529	478,100,338.40	98.30
2nd Lien	158	8,249,153.00	1.70
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	1,915	336,671,761.00	69.22
2-4 Family	139	30,300,305.00	6.23
Condo	254	43,569,126.00	8.96
PUD	364	73,390,437.40	15.09
Townhouse	15	2,417,862.00	0.50
Total:	**2,687**	**486,349,491.40**	**100**

Loan Documentation

Loan Documentation Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Full	1,349	215,777,124.00	44.37
Limited	67	14,417,138.00	2.96
Stated	1,184	235,417,121.50	48.40
24 Month Bank Statement	83	19,838,407.90	4.08
6 Month Bank Statement	4	899,700.00	0.18
Total:	**2,687**	**486,349,491.40**	**100**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "*Offering Document*"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	1,594	301,544,686.40	62.00
Cash Out Refinance	770	127,186,289.00	26.15
Rate/Term Refinance	323	57,618,516.00	11.85
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California - South	724	164,431,132.00	33.81
California - North	302	75,077,460.00	15.44
Illinois	288	44,644,518.00	9.18
Colorado	214	39,705,006.00	8.16
Arizona	156	22,998,381.00	4.73
Florida	133	19,882,071.90	4.09
Texas	150	16,516,863.50	3.40
Massachusetts	54	12,840,300.00	2.64
Washington	80	12,359,524.00	2.54
Utah	42	7,752,786.00	1.59
Michigan	50	7,411,351.00	1.52
Maryland	38	7,402,857.00	1.52
Virginia	29	6,787,273.00	1.40
Iowa	76	6,425,942.00	1.32
Missouri	62	5,772,340.00	1.19
Nevada	27	4,765,487.00	0.98
Kansas	41	4,574,490.00	0.94
New Jersey	27	4,502,450.00	0.93
Minnesota	20	3,305,945.00	0.68
Tennessee	31	2,814,503.00	0.58
Oregon	15	2,190,000.00	0.45
Indiana	18	2,127,891.00	0.44
Wisconsin	9	1,099,200.00	0.23
Mississippi	6	953,291.00	0.20
Pennsylvania	6	936,350.00	0.19
North Carolina	9	923,034.00	0.19
Arkansas	9	836,989.00	0.17
Connecticut	4	831,200.00	0.17
Idaho	8	809,182.00	0.17
South Carolina	11	788,919.00	0.16
Other	48	4,882,755.00	1.00
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	50	8,755,545.00	2.05
5.001 - 5.500	1,202	254,344,811.00	59.57
5.501 - 6.000	556	108,298,692.00	25.37
6.001 - 6.500	429	55,473,273.40	12.99
7.001 - 7.500	1	73,800.00	0.02
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	3	645,605.00	0.15
3.000	2,235	426,300,516.40	99.85
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.998

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	2,238	426,946,121.40	100.00
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate

Maximum Rate	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.501 - 11.000	2	545,600.00	0.13
11.001 - 11.500	42	11,827,100.00	2.77
11.501 - 12.000	303	82,353,113.00	19.29
12.001 - 12.500	375	89,050,713.00	20.86
12.501 - 13.000	501	97,535,359.00	22.85
13.001 - 13.500	368	61,102,231.90	14.31
13.501 - 14.000	341	49,019,899.00	11.48
14.001 - 14.500	152	19,459,142.00	4.56
14.501 - 15.000	106	12,093,027.50	2.83
15.001 - 15.500	33	2,690,040.00	0.63
15.501 - 16.000	11	983,296.00	0.23
16.001 - 16.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.833

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	44	12,372,700.00	2.90
5.501 - 6.000	303	82,353,113.00	19.29
6.001 - 6.500	376	89,505,713.00	20.96
6.501 - 7.000	501	97,535,359.00	22.85
7.001 - 7.500	367	60,647,231.90	14.21
7.501 - 8.000	342	49,075,699.00	11.50
8.001 - 8.500	153	19,593,947.00	4.59
8.501 - 9.000	105	12,037,227.50	2.82
9.001 - 9.500	32	2,555,235.00	0.60
9.501 - 10.000	11	983,296.00	0.23
10.001 - 10.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.831

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	7	1,171,500.00	0.27
2005-07	242	45,769,075.00	10.72
2005-08	971	192,880,703.40	45.18
2005-09	988	181,267,725.00	42.46
2006-07	2	198,600.00	0.05
2006-08	12	2,272,212.00	0.53
2006-09	16	3,386,306.00	0.79
Total:	**2,238**	**426,946,121.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Summary (Group 2)*			
Total Number of Loans	278	**Geographic Distribution**	
Total Outstanding Loan Balance	103,980,186.00	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	374,029.45		
Fixed Rate	13.07%		
Adjustable Rate	86.93%	California	72.07%
Prepayment Penalty Coverage	88.15%		
Weighted Average Coupon	6.50%	**Largest Zip Code Concentration**	
Weighted Average Margin	5.595%	Zip Code (City) – 94513 (Brentwood, CA)	1.91%
Weighted Average Initial Periodic Cap	2.995%		
Weighted Average Periodic Cap	1.000%	**Occupancy Status**	
Weighted Average Maximum Rate	12.420%	Primary Home	96.41%
Weighted Average Floor	6.415%	Investment	3.59%
Weighted Average Original Term (mo.)	357		
Weighted Average Remaining Term (mo.)	357	**Loan Purpose**	
Weighted Average LTV	81.59%	Purchase	73.59%
Weighted Average CLTV	82.39%	Cashout Refinance	18.61%
Weighted Average FICO	663	Rate/Term Refinance	7.80%
Weighted Average DTI	41.96%		
		Lien Position	
Product Type		First Lien	99.04%
2/28 ARM (Libor)	86.12%	Second Lien	0.96%
Fixed Rate	12.11%		
Balloon	0.96%	**Interest Only Loans**	62.72%
3/27 ARM (Libor)	0.81%	**Weighted Average Remaining Interest Only Period (mo.)**	59.91%
Prepayment Penalty (years)			
None	11.85%		
0.5	0.00%		
1.0	1.98%		
2.0	79.36%		
2.5	0.67%		
3.0	6.14%		

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	4	166,000.00	0.16
50,000.01 - 100,000.00	14	831,652.00	0.80
300,000.01 - 350,000.00	59	19,923,416.00	19.16
350,000.01 - 400,000.00	123	46,382,223.00	44.61
400,000.01 - 450,000.00	31	13,131,164.00	12.63
450,000.01 - 500,000.00	39	18,788,531.00	18.07
500,000.01 - 550,000.00	2	1,088,000.00	1.05
550,000.01 - 600,000.00	2	1,110,400.00	1.07
600,000.01 - 650,000.00	4	2,558,800.00	2.46
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 32,600.00
Maximum 650,000.00
Average: 374,029.45

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	3.82
5.501 - 6.000	84	32,595,916.00	31.35
6.001 - 6.500	66	25,982,211.00	24.99
6.501 - 7.000	62	25,041,517.00	24.08
7.001 - 7.500	21	8,317,686.00	8.00
7.501 - 8.000	13	5,493,725.00	5.28
8.001 - 8.500	3	1,214,109.00	1.17
8.501 - 9.000	1	363,750.00	0.35
9.501 - 10.000	1	32,600.00	0.03
10.001 - 10.500	16	897,452.00	0.86
10.501 - 11.000	1	67,600.00	0.07
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 5.250
Maximum 10.700
Weighted Average: 6.501

This information does not constitute either *an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities* are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 357

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180
Maximum 360
Weighted Average: 357

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio

LTV (Calc)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
5.001 - 10.000	2	67,600.00	0.07
10.001 - 15.000	11	583,592.00	0.56
15.001 - 20.000	5	346,460.00	0.33
50.001 - 55.000	1	500,000.00	0.48
55.001 - 60.000	1	500,000.00	0.48
60.001 - 65.000	1	500,000.00	0.48
65.001 - 70.000	3	1,155,000.00	1.11
70.001 - 75.000	17	7,684,959.00	7.39
75.001 - 80.000	121	49,069,889.00	47.19
80.001 - 85.000	58	21,608,918.00	20.78
85.001 - 90.000	49	18,618,551.00	17.91
90.001 - 95.000	4	1,549,792.00	1.49
95.001 - 100.000	5	1,795,425.00	1.73
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 10.00
Maximum 100.00
Weighted Average: 81.591

Combined Loan-to-Value Ratio

Combined LTV (Calc)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
50.001 - 60.000	2	1,000,000.00	0.96
60.001 - 70.000	4	1,655,000.00	1.59
70.001 - 80.000	138	56,754,848.00	54.58
80.001 - 90.000	107	40,227,469.00	38.69
90.001 - 100.000	27	4,342,869.00	4.18
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 54.35
Maximum 100.00
Weighted Average: 82.393

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	6	2,211,500.00	2.13
551 - 600	23	9,077,473.00	8.73
601 - 650	71	27,616,181.00	26.56
651 - 700	113	41,365,769.00	39.78
701 - 750	51	19,055,905.00	18.33
751 - 800	14	4,653,358.00	4.48
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 516
Maximum: 794
Weighted Average.: 663

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	260	102,982,534.00	99.04
2nd Lien	18	997,652.00	0.96
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Property Type			
Property Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Single	204	76,462,037.00	73.54
Condo	20	6,729,700.00	6.47
PUD	53	20,414,281.00	19.63
Townhouse	1	374,168.00	0.36
Total:	**278**	**103,980,186.00**	**100.00**

Loan Documentation			
Loan Documentation Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	88	32,927,614.00	31.67
Limited	11	4,343,260.00	4.18
Stated	163	59,370,687.00	57.10
24 Month Bank Statement	16	7,338,625.00	7.06
Total	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	209	76,517,837.00	73.59
Cash Out Refinance	49	19,354,999.00	18.61
Rate/Term Refinance	20	8,107,350.00	7.80
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California - South	114	42,624,120.00	40.99
California - North	90	32,314,710.00	31.08
Arizona	12	4,857,358.00	4.67
Colorado	12	4,572,925.00	4.40
Illinois	9	3,535,700.00	3.40
Massachusetts	10	3,353,200.00	3.23
Florida	8	3,283,310.00	3.16
Virginia	6	2,387,200.00	2.30
Utah	4	1,971,000.00	1.90
Maryland	3	1,253,406.00	1.21
Nevada	3	1,196,657.00	1.15
Washington	3	1,126,600.00	1.08
Michigan	2	798,000.00	0.77
Mississippi	1	364,000.00	0.35
Texas	1	342,000.00	0.33
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	2	786,500.00	0.87
5.001 - 5.500	154	60,583,649.00	67.03
5.501 - 6.000	58	23,016,185.00	25.46
6.001 - 6.500	15	6,000,160.00	6.64
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.000
Maximum: 6.250
Weighted Average: 5.595

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	1	455,000.00	0.50
3.000	228	89,931,494.00	99.50
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.995

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	229	90,386,494.00	100.00
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	10	3,973,620.00	4.40
11.501 - 12.000	82	31,863,916.00	35.25
12.001 - 12.500	55	21,744,623.00	24.06
12.501 - 13.000	50	20,048,065.00	22.18
13.001 - 13.500	18	7,008,686.00	7.75
13.501 - 14.000	11	4,573,725.00	5.06
14.001 - 14.500	2	810,109.00	0.90
14.501 - 15.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 11.250
Maximum: 14.875
Weighted Average: 12.420

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	4.40
5.501 - 6.000	82	31,863,916.00	35.25
6.001 - 6.500	56	22,199,623.00	24.56
6.501 - 7.000	50	20,048,065.00	22.18
7.001 - 7.500	17	6,553,686.00	7.25
7.501 - 8.000	11	4,573,725.00	5.06
8.001 - 8.500	2	810,109.00	0.90
8.501 - 9.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.415

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	1	498,750.00	0.55
2005-07	25	9,806,735.00	10.85
2005-08	113	44,685,094.00	49.44
2005-09	88	34,555,915.00	38.23
2006-08	1	340,000.00	0.38
2006-09	1	500,000.00	0.55
Total:	**229**	**90,386,494.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

$[500,000,000] (APPROXIMATE)
FIELDSTONE MORTGAGE INVESTMENT CORP.
SERIES 2003-1

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A(5)	[316,446,000]	1M Libor			19.50%	TBD		AAA/Aaa/AAA
2-A1(6)	[67,541,000]	1M Libor			19.50%	TBD		AAA/Aaa/AAA
2-A2(6)	[18,513,000]	1M Libor			19.50%	TBD		AAA/Aaa/AAA
A-IO(7)	Notional	6.00%			-	N/A		AAA/Aaa/AAA
M1	[32,500,000]	1M Libor			13.00%	TBD		AA/Aa2/AA
M2	[26,250,000]	1M Libor			7.75%	TBD		A/A2/A
M3	[8,750,000]	1M Libor			6.00%	TBD		A-/A3/A-
M4	[7,500,000]	1M Libor			4.50%	TBD		BBB+/Baa1/BBB+
M5	[5,000,000]	1M Libor			3.50%	TBD		BBB/Baa2/BBB
B	[6,250,000]	1M Libor			2.25%	TBD		BBB-/Baa3/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A(5)	[316,446,000]	1M Libor			19.50%	TBD		AAA/Aaa/AAA
2-A1(6)	[67,541,000]	1M Libor			19.50%	TBD		AAA/Aaa/AAA
2-A2(6)	[18,513,000]	1M Libor			19.50%	TBD		AAA/Aaa/AAA
A-IO(7)	Notional	6.00%			-	N/A		AAA/Aaa/AAA
M1	[32,500,000]	1M Libor			13.00%	TBD		AA/Aa2/AA
M2	[26,250,000]	1M Libor			7.75%	TBD		A/A2/A
M3	[8,750,000]	1M Libor			6.00%	TBD		A-/A3/A-
M4	[7,500,000]	1M Libor			4.50%	TBD		BBB+/Baa1/BBB+
M5	[5,000,000]	1M Libor			3.50%	TBD		BBB/Baa2/BBB
B	[6,250,000]	1M Libor			2.25%	TBD		BBB-/Baa3/BBB-

(1) Subject to a permitted Variance of ± 5%

(2) The Notes will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 120% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR in the first month of each mortgage loan and increasing approximately 1.45% per month to reach 20% CPR in month 12. Notes sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately [2.25]%.

(4) All Classes of Notes will be rated by Moody's, S&P and Fitch.

(5) Class 1-A are the Group 1 Senior Notes.

(6) Class 2-A1 and 2-A2 are the Group 2 Senior Notes.

(7) Class A-IO will be a Senior Interest-Only Note, and will receive interest payments for the first 18 Payment Dates.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
	Christina Barretto	(212) 526-2185
Structuring	Dennis Tsyba	(212) 526-1102

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Origination and Servicing

The Mortgage Loans were generally originated by Fieldstone Mortgage Company according to their origination and underwriting guidelines; and as of the Cut-off Date will be serviced by Fieldstone Mortgage Company. Fieldstone may make underwriting exceptions based upon mitigating factors. On or about the Closing Date, Chase Mortgage will assume the role of Servicer.

Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.

Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Principal Payment Priority

At the Senior level, the collateral is divided up into two Groups, Group 1 and Group 2.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

From Group 1:

1) principal will be paid to the Class 1-A Notes;
2) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated *sequentially* to the Class 2-A1 and Class 2-A2 Notes; and
3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

From Group 2:

1) principal will be paid sequentially to the Class 2-A1 and Class 2-A2 Notes;
2) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes; and
3) if the Class 1-A, Class 2A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

On or after the Stepdown Date and as long as a Trigger Event is not in effect

1) principal will be first allocated concurrently to the Class 1-A Notes from Group 1 and sequentially to the Class 2-A1 and Class 2-A2 Notes from Group 2 until the aggregate targeted Senior Enhancement Percentage is reached.
2) a) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated sequentially to the Class 2-A1 and Class 2-A2 Notes until the aggregate targeted Senior Enhancement Percentage is reached;

 b) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes until the aggregate targeted Senior Enhancement Percentage is reached;
3) principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes so that the credit enhancement behind each class equals twice the respective Initial Credit Enhancement Percentage for each class, as a percentage of the current aggregate Mortgage Loan balance subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Interest Payment Priority

On each Payment Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(i) To pay fees: for both Group 1 and Group 2, Servicing Fee, Master Servicer and Trust Administrator Fee and Owner Trustee Fee;

(ii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A Notes and the A-IO(1) Component from Group 1 Interest;

(iii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, Class 2-A2 Notes and the A-IO(2) Component from Group 2 Interest;

(iv) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(v) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(vi) Any interest remaining after the application of (i) through (v) above will be deemed excess interest for such Payment Date and will be distributed as principal according to the respective principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(vii) To pay concurrently pro rata based on the amounts of Basis Risk Shortfall with respect to each Class after giving effect to distributions already made on such Payment Date, to the Senior Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Caps[1];

(viii) To pay sequentially to Class M1, Class M2, Class M3, Class M4 and Class M5 Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts to the extent not covered by the Interest Rate Caps[1];

(ix) To pay sequentially to the Class M1, M2, M3, M4, M5 and B Notes the amount of any allocated Realized Losses remaining unpaid; and

(x) To pay remaining amounts to the holder of the Class X Note. [1]

[1] Any amounts received with respect to the Interest Rate Cap will be allocated in steps (vii), (viii) and (x), in that order of priority.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and fixed rate mortgage loans. The cap is not subordinated to losses.

The interest rate cap will be in place during the first 24 months and will have an at the money strike rate. Its notional balance will be a fixed amortization schedule based on all of the Mortgage Loans.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)	Month	Approximate Notional Balance ($)
1	-	13	415,678,000
2	485,321,000	14	404,481,000
3	483,756,000	15	393,683,000
4	480,930,000	16	383,305,000
5	477,304,000	17	373,312,000
6	472,548,000	18	363,661,000
7	466,584,000	19	354,296,000
8	460,046,000	20	345,211,000
9	452,853,000	21	336,379,000
10	444,931,000	22	328,272,000
11	436,170,000	23	320,781,000
12	426,458,000	24	313,813,000

On each Payment Date, the cap provider will make payments equal to the product of (a) the Cap Notional Amount for that month, (b) the excess, if any, of one month LIBOR for such Payment Date over the applicable strike rate, and (c) the number of days in the corresponding accrual period divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Class	Rating	Type
1-A	Aaa/AAA/AAA	Libor Floater (Group 1)
2-A1	Aaa/AAA/AAA	Libor Floater (Group 2)
2-A2	Aaa/AAA/AAA	Libor Floater (Group 2)
A-IO	Aaa/AAA/AAA	6.00% Interest Rate
M1	Aa2/AA/AA	Libor Floater
M2	A2/A/A	Libor Floater
M3	A3/A-/A-	Libor Floater
M4	Baa1/BBB+/BBB+	Libor Floater
M5	Baa2/BBB/BBB	Libor Floater
B	Baa3/BBB-/BBB-	Libor Floater

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,* lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms	
Issuer:	Fieldstone Mortgage Securities Trust, Series 2003-1
Depositor:	Structured Asset Securities Corporation
Seller:	Fieldstone Mortgage Company ("Fieldstone")
Master Servicer and Trust Administrator:	Wells Fargo Bank, N.A. (Minnesota)
Servicer:	Chase Mortgage ("Chase"). Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.
Indenture Trustee:	[Chase]
Owner Trustee:	[TBD]
Custodian:	Wells Fargo Bank, N.A. (Minnesota)
Lead Manager:	Lehman Brothers
Co-Managers:	Credit Suisse First Boston and Merrill Lynch
Note Ratings:	The Notes are expected to receive the ratings from [Moody's Investors Service, Inc., Standard & Poor's, a division of the McGraw Hill Companies, and Fitch, Inc.] ascribed on page 1.
Senior Notes:	The Class 1-A, Class 2-A1, 2-A2 and Class A-IO Notes
Mezzanine and Subordinate Notes:	The Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes
Expected Pricing Date:	Week of September [8th], 2003
Expected Closing Date:	October [7th], 2003
Statistical Cut-off Date:	August 1st, 2003
Cut-Off Date:	September [1st], 2003
Payment Date:	25th of each month, or if such day is not a business day the next succeeding business day. (First Payment Date: October 27th, 2003)
Dated Date:	October [7th], 2003
Delay Days:	0 days
Day Count:	The Notes (excluding the Class A-IO Notes) will accrue interest on an Actual/360 basis. The Class A-IO Notes will accrue interest on a 30/360 basis.
Denominations:	Minimum $25,000; increments $1 in excess thereof for the Senior Notes. Minimum $100,000; increments of $1,000 in excess thereof for the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.
Accrual Period:	The "Accrual Period" for any Class of Notes for each Payment Date will be the one-month period beginning on the immediately preceding Payment Date (or on the Dated Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Payment Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)	
Due Period:	The period from the 2nd day of the immediately preceding calendar month through the 1st day of the current calendar month.
Clearing:	DTC, Clearstream and Euroclear.
Tax Status:	The Notes are anticipated to be treated as debt for Federal income tax purposes, and an opinion will be delivered to that effect from counsel acceptable to the underwriters. Alternatively, a REMIC election may be made, in which case the Notes will be treated as REMIC regular interests for Federal income tax purposes. Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.
ERISA Eligibility:	The Notes are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement.
SMMEA Eligibility:	None of the Notes are expected to SMMEA eligible.
Mortgage Loans:	As of the Statistical Cut-off Date, the Collateral Group consists of 2,687 loans (the Mortgage Loans) with an aggregate principal balance of $486,349,491 of fixed, adjustable, fully amortizing and balloon loans secured by first liens on primarily 1 - 4 family properties. Approximately 82.46% of the Mortgage Loans will be subject to prepayment penalties and approximately 39.53% of the Mortgage Loans require interest only during their first 5 years. The Mortgage Loans are composed of Group 1 and Group 2. Group 1 will consist of those Mortgage Loans with original principal balances which do not exceed the applicable Freddie Mac maximum original loan limitations for one- to four- family mortgaged properties. Group 2 will consist of mortgage loans which may be less than, equal to or in excess of, those loan balance limitations. For collateral statistics please see the "Collateral Summary" herein. Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.
Optional Termination:	On the Payment Date on which the aggregate unpaid principal balance of the Mortgage Loans, prior to giving effect to any principal distributions for that period, is less than 10% of the aggregate principal balance of the Mortgage Loans on the Cut-off Date, the Fieldstone Mortgage Company ("Fieldstone"), as owner of the servicing rights, will have the option to purchase the remaining Mortgage Loans from the trust. If on the following Payment Date, Fieldstone Mortgage has not exercised its Optional Termination right the margin for the Class A1, Class 2-A and Class A2 Notes will double and the margins for the remaining classes will be multiplied by 1.5.
Servicing Fee Rate:	50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Preliminary Summary of Terms (Continued)	
Master Servicer and Trust Adminstrator Fee Rate:	1 basis point per annum (0.01%) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.
Owner Trustee Fee:	$[3,000] per annum, payable monthly.
Note Rate:	The Note Rate on each class of Notes (excluding the Class A-IO Notes) is equal to the lesser of (i) the related Pass-Through Rate and (ii) the applicable Net Funds Cap. The Class A-IO Notes will accrue at a fixed rate of 6.00%
Class A-IO Notional:	The Class A-IO Notional Amount will consist of two components, one from each Collateral Group. The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Group Mortgage Loan Balance and the following schedule:

Payment Dates	Class A-IO(1) Notional Amount	Class A-IO(2) Notional Amount	Class A-IO Total Notional Amount
1 – 6			$[120,000,000]
7 – 12			$[90,000,000]
13 - 18			$[30,000,000]

On and after the 19th Payment Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Notes from both of the Collateral Groups. The A-IO(1) Component Notional Amount will be approximately []% of the aggregate Class A-IO Notional Amount on the Closing Date. The A-IO(2) Component Notional Amount will be approximately []% of the aggregate Class A-IO Notional Amount on the Closing Date.

Pass - Through Rate:	With respect to the Notes (excluding the Class A-IO), a per annum rate equal to one-month LIBOR *plus* the applicable margin for each class.
Group 1 Senior Net Funds Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 Mortgage Loan balance as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Group 2 Senior Net Funds Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 Mortgage Loan as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Mezzanine and Subordinate Class Net Funds Cap:	For any Payment Date will be the weighted average of the Group 1 Net Funds Cap and the Group 2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)	
Group Subordinate Amount:	For each Group on each Payment Date, is equal to the excess of the Group's Mortgage Loan Balance as of the end of the second preceding Due Period over the unpaid principal balance of the Class A1 Note (in the case of Group 1) or Class 2-A1 and Class 2-A2 Notes (in the Case of Group 2) immediately prior to such Payment Date.
Group 1 Effective Payable Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) (i) the Group 1 Optimal Interest Amount (as defined below) *plus* (ii) payments of interest from the cap provider (as described below) for such date multiplied by the ratio of (x) the aggregate Group 1 Mortgage Loan balance for the immediately preceding Payment Date over (y) the aggregate Group 1 Mortgage Loan balance as of the end of the second preceding Due Period and (2) 12, and the denominator of which is the aggregate Group 1 Mortgage Loan balance for the immediately preceding Payment Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Group 2 Effective Payable Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) (i) the Group 2 Optimal Interest Amount (as defined below) *plus* (ii) payments of interest from the cap provider (as described below) for such date multiplied by the ratio of (x) the aggregate Group 2 Mortgage Loan balance for the immediately preceding Payment Date over (y) the aggregate Group 2 Mortgage Loan balance as of the end of the second preceding Due Period and (2) 12, and the denominator of which is the aggregate Group 2 Mortgage Loan balance for the immediately preceding Payment Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Mezzanine and Subordinate Class Effective Payable Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Amount (as defined below) *plus* payments of interest from the cap provider (as described below) for such date and (2) 12, and the denominator of which is the aggregate of the Group 1 and Group 2 Mortgage Loan balances (the "Pool Balance") as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Optimal Interest Amount:	For each Group on each Payment Date, will be equal to the amount by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates of the Group's Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (B) the Group's Mortgage Loan Balance as of the end of the second preceeding Due Period exceeds (2) (I) in the case of the first 18 Payment Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group Mortgage Loan balance as of the end of the second preceding Due Periodand (II) thereafter, zero.
Aggregate Expense Rate:	For any Mortgage Loan equals the sum of the related Servicing Fee Rate, the Master Servicing and Trust Administrator Fee Rate and the Owner Trustee Fee, expressed as a percentage of the aggregate Mortgage Loan Balance (the "Pool Balance") as of the end of the second preceding Due Period.
Net Mortgage Rate:	The Mortgage Loan Rate *minus* the Aggregate Expense Rate.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)	
Current Interest:	The interest accrued during the related Accrual Period at the applicable Note Rate.
Basis Risk Shortfall Amount:	To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Pass-Through Rate. Such amounts are payable to the extent of available funds, as described herein.
Credit Enhancement:	For all of the Notes consists of the following: • Excess Interest • Overcollateralization. Additionally, credit enhancement will initially be provided by subordination to the: • Senior Notes from the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M1 Notes from the Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M2 Notes from the Class M3, Class M4, Class M5 and Class B Notes • Class M3 Notes from the Class M4, Class M5 and Class B Notes • Class M4 Notes from the Class M5 and Class B Notes • Class M5 Notes from the Class B Notes
Overcollateralization:	Excess interest will be used to pay down the Notes so the aggregate loan balance exceeds the aggregate Note balance (Overcollateralization or "OC").
Overcollateralization Target:	Prior to the Stepdown Date, equal to [2.75]% of the aggregate balance of the Mortgage Loans as of the Cut-Off Date. On or after the Stepdown Date, equal to the lesser of (x) [2.75]% of the Cut-off Date Pool Balance and (y) [5.50]% of the Pool Balance as of the end of the related Due Period, subject to a floor equal to 0.50% of the Cut-Off Date Pool Balance. Provided, however, if a Trigger Event has occurred on the related Payment Date, the Overcollateralization Target is the same as the Overcollateralization Target on the preceding Payment Date.
Senior Enhancement Percentage:	The fraction, expressed as a percentage of (a) the sum of the Mezzanine and Subordinate Notes and the Overcollateralization as of the immediately preceding Payment Date divided by (b) the Pool Balance as of the end of the second preceding Due Period.
Trigger Event:	A Trigger Event will have occurred if either of (i) the Delinquency Trigger or (ii) the Cumulative Loss Trigger as of such Payment Date have occurred
Delinquency Trigger:	The Delinquency Trigger will have occurred if the three month rolling average of the 60+ Day Delinquency percentage (including bankruptcy, foreclosure and REO) for the three prior Due Periods exceeds [50]% of the Senior Enhancement Percentage for such Payment Date
Cumulative Loss Trigger:	The Cumulative Loss Trigger will have occurred if the cumulative realized losses as of such Payment Date exceed the following percentages of the Cut-Off Date Pool Balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)

	Payment Date	Percentage
	36 – 47	[]%
	48 – 59	[]%
	60 – 71	[]%
	72 +	[]%

Stepdown Date: The later to occur of:

(i) the Payment Date occurring in October 2006 and

(ii) the first Payment Date on which the Senior Credit Enhancement equals or exceeds 40%.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 2-A1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 2-A2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M3					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M4					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M5					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class B					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					

(1) **100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 2-A1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 2-A2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M3					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M4					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M5					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class B					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					

(1) **100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
Mod. Dur.	[3]

(1) Shown at the Note pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of []% plus accrued interest.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this *information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering* Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31			
2	N/A	N/A	N/A	32			
3	N/A	N/A	N/A	33			
4	N/A	N/A	N/A	34			
5	N/A	N/A	N/A	35			
6	N/A	N/A	N/A	36			
7	N/A	N/A	N/A	37			
8	N/A	N/A	N/A	38			
9	N/A	N/A	N/A	39			
10	N/A	N/A	N/A	40			
11	N/A	N/A	N/A	41			
12	N/A	N/A	N/A	42			
13	N/A	N/A	N/A	43			
14	N/A	N/A	N/A	44			
15	N/A	N/A	N/A	45			
16	N/A	N/A	N/A	46			
17	N/A	N/A	N/A	47			
18	N/A	N/A	N/A	48			
19	N/A	N/A	N/A	49			
20	N/A	N/A	N/A	50			
21	N/A	N/A	N/A	51			
22	N/A	N/A	N/A	52			
23	N/A	N/A	N/A	53			
24	N/A	N/A	N/A	54			
25				55			
26				56			
27				57			
28				58			
29				59			
30				60			

(1) Based on 1 month Libor , 6 month Libor, 12 Month Libor and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Summary (Aggregate Pool, as of Statistical Cut-off Date)*

Total Number of Loans	2,687
Total Outstanding Loan Balance	$486,349,491.40
Average Loan Balance	$181,000.93
Fixed Rate	12.21%
Adjustable Rate	87.79%
Prepayment Penalty Coverage	82.46%
Weighted Average Coupon	6.941%
Weighted Average Margin	5.655%
Weighted Average Initial Periodic Cap	2.998%
Weighted Average Periodic Cap	1.000%
Weighted Average Maximum Rate	12.833%
Weighted Average Floor	6.831%
Weighted Average Original Term (mo.)	356
Weighted Average Remaining Term (mo.)	356
Weighted Average LTV	82.25%
Weighted Average CLTV	83.82%
Weighted Average FICO	653
Weighted Average DTI	41.58%
Product Type	
2/28 ARM (Libor)	86.58%
Fixed Rate	10.36%
Balloon	1.85%
3/27 ARM (Libor)	1.20%
Prepayment Penalty (years)	
None	17.54%
0.5	0.77%
1.0	1.19%
1.5	0.04%
2.0	71.74%
2.5	1.32%
3.0	7.41%

Geographic Distribution	
(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
California	49.25%
Illinois	9.18%
Colorado	8.16%
Largest Zip Code Concentration	
Zip Code (City) – 92592 (Temecula, CA)	0.64%
Occupancy Status	
Primary Home	93.25%
Investment	6.46%
Second Home	0.29%
Loan Purpose	
Purchase	62.00%
Cashout Refinance	26.15%
Rate/Term Refinance	11.85%
Lien Position	
First Lien	98.30%
Second Lien	1.70%
Interest Only Loans	39.53%
Weighted Average Remaining Interest Only Period	

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	147	5,820,095.00	1.20
50,000.01 - 100,000.00	555	41,831,362.00	8.60
100,000.01 - 150,000.00	554	69,156,424.50	14.22
150,000.01 - 200,000.00	415	72,360,287.00	14.88
200,000.01 - 250,000.00	366	81,937,539.00	16.85
250,000.01 - 300,000.00	284	77,393,970.90	15.91
300,000.01 - 350,000.00	147	47,510,795.00	9.77
350,000.01 - 400,000.00	134	50,510,123.00	10.39
400,000.01 - 450,000.00	35	14,847,964.00	3.05
450,000.01 - 500,000.00	42	20,223,731.00	4.16
500,000.01 - 550,000.00	2	1,088,000.00	0.22
550,000.01 - 600,000.00	2	1,110,400.00	0.23
600,000.01 - 650,000.00	4	2,558,800.00	0.53
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 27,150.00
Maximum: 650,000.00
Average: 181,000.93

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates

Rate	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 5.500	46	12,732,620.00	2.62
5.501 - 6.000	309	84,096,645.00	17.29
6.001 - 6.500	409	97,967,801.00	20.14
6.501 - 7.000	567	112,482,986.00	23.13
7.001 - 7.500	405	68,183,321.90	14.02
7.501 - 8.000	406	58,185,875.00	11.96
8.001 - 8.500	188	23,899,823.00	4.91
8.501 - 9.000	139	15,707,491.50	3.23
9.001 - 9.500	42	3,327,404.00	0.68
9.501 - 10.000	23	1,673,025.00	0.34
10.001 - 10.500	143	7,433,159.00	1.53
10.501 - 11.000	10	659,340.00	0.14
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 6.941

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 356

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	17	577,650.00	0.12
10.001 - 15.000	50	2,521,882.00	0.52
15.001 - 20.000	89	5,030,651.00	1.03
20.001 - 25.000	3	188,299.00	0.04
25.001 - 30.000	1	50,000.00	0.01
30.001 - 35.000	5	380,671.00	0.08
35.001 - 40.000	1	58,000.00	0.01
40.001 - 45.000	1	76,500.00	0.02
45.001 - 50.000	10	1,483,322.00	0.31
50.001 - 55.000	18	2,280,350.00	0.47
55.001 - 60.000	20	2,638,700.00	0.54
60.001 - 65.000	24	3,441,339.00	0.71
65.001 - 70.000	81	11,887,593.00	2.44
70.001 - 75.000	151	25,181,775.50	5.18
75.001 - 80.000	915	182,044,964.00	37.43
80.001 - 85.000	511	107,177,459.00	22.04
85.001 - 90.000	531	95,731,809.90	19.68
90.001 - 95.000	56	11,887,919.00	2.44
95.001 - 100.000	203	33,710,607.00	6.93
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 82.427

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 30.000	3	188,000.00	0.04
30.001 - 40.000	5	370,000.00	0.08
40.001 - 50.000	11	1,559,822.00	0.32
50.001 - 60.000	38	4,919,050.00	1.01
60.001 - 70.000	105	15,328,932.00	3.15
70.001 - 80.000	1,066	207,226,739.50	42.61
80.001 - 90.000	1,043	202,994,268.90	41.74
90.001 - 100.000	416	53,762,679.00	11.05
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 21.19
Maximum: 100.00
Weighted Average: 83.818

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	263	37,003,532.50	7.61
551 - 600	408	64,357,128.00	13.23
601 - 650	625	113,435,705.90	23.32
651 - 700	840	165,251,462.00	33.98
701 - 750	410	80,487,943.00	16.55
751 - 800	139	25,664,920.00	5.28
801 >=	2	148,800.00	0.03
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 502
Maximum: 816
Weighted Average: 653

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	2,529	478,100,338.40	98.30
2nd Lien	158	8,249,153.00	1.70
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	1,594	301,544,686.40	62.00
Cash Out Refinance	770	127,186,289.00	26.15
Rate/Term Refinance	323	57,618,516.00	11.85
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California - South	724	164,431,132.00	33.81
California - North	302	75,077,460.00	15.44
Illinois	288	44,644,518.00	9.18
Colorado	214	39,705,006.00	8.16
Arizona	156	22,998,381.00	4.73
Florida	133	19,882,071.90	4.09
Texas	150	16,516,863.50	3.40
Massachusetts	54	12,840,300.00	2.64
Washington	80	12,359,524.00	2.54
Utah	42	7,752,786.00	1.59
Michigan	50	7,411,351.00	1.52
Maryland	38	7,402,857.00	1.52
Virginia	29	6,787,273.00	1.40
Iowa	76	6,425,942.00	1.32
Missouri	62	5,772,340.00	1.19
Nevada	27	4,765,487.00	0.98
Kansas	41	4,574,490.00	0.94
New Jersey	27	4,502,450.00	0.93
Minnesota	20	3,305,945.00	0.68
Tennessee	31	2,814,503.00	0.58
Oregon	15	2,190,000.00	0.45
Indiana	18	2,127,891.00	0.44
Wisconsin	9	1,099,200.00	0.23
Mississippi	6	953,291.00	0.20
Pennsylvania	6	936,350.00	0.19
North Carolina	9	923,034.00	0.19
Arkansas	9	836,989.00	0.17
Connecticut	4	831,200.00	0.17
Idaho	8	809,182.00	0.17
South Carolina	11	788,919.00	0.16
Other	48	4,882,755.00	1.00
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	50	8,755,545.00	2.05
5.001 - 5.500	1,202	254,344,811.00	59.57
5.501 - 6.000	556	108,298,692.00	25.37
6.001 - 6.500	429	55,473,273.40	12.99
7.001 - 7.500	1	73,800.00	0.02
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	3	645,605.00	0.15
3.000	2,235	426,300,516.40	99.85
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.998

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	2,238	426,946,121.40	100.00
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.13
11.001 - 11.500	42	11,827,100.00	2.77
11.501 - 12.000	303	82,353,113.00	19.29
12.001 - 12.500	375	89,050,713.00	20.86
12.501 - 13.000	501	97,535,359.00	22.85
13.001 - 13.500	368	61,102,231.90	14.31
13.501 - 14.000	341	49,019,899.00	11.48
14.001 - 14.500	152	19,459,142.00	4.56
14.501 - 15.000	106	12,093,027.50	2.83
15.001 - 15.500	33	2,690,040.00	0.63
15.501 - 16.000	11	983,296.00	0.23
16.001 - 16.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.833

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor

Floor	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 5.500	44	12,372,700.00	2.90
5.501 - 6.000	303	82,353,113.00	19.29
6.001 - 6.500	376	89,505,713.00	20.96
6.501 - 7.000	501	97,535,359.00	22.85
7.001 - 7.500	367	60,647,231.90	14.21
7.501 - 8.000	342	49,075,699.00	11.50
8.001 - 8.500	153	19,593,947.00	4.59
8.501 - 9.000	105	12,037,227.50	2.82
9.001 - 9.500	32	2,555,235.00	0.60
9.501 - 10.000	11	983,296.00	0.23
10.001 - 10.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.831

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2005-06	7	1,171,500.00	0.27
2005-07	242	45,769,075.00	10.72
2005-08	971	192,880,703.40	45.18
2005-09	988	181,267,725.00	42.46
2006-07	2	198,600.00	0.05
2006-08	12	2,272,212.00	0.53
2006-09	16	3,386,306.00	0.79
Total:	**2,238**	**426,946,121.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,* lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Summary (Group 2)*			
Total Number of Loans	278	**Geographic Distribution**	
Total Outstanding Loan Balance	103,980,186.00	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	374,029.45		
Fixed Rate	13.07%		
Adjustable Rate	86.93%	California	72.07%
Prepayment Penalty Coverage	88.15%		
Weighted Average Coupon	6.50%	**Largest Zip Code Concentration**	
Weighted Average Margin	5.595%	Zip Code (City) – 94513 (Brentwood, CA)	1.91%
Weighted Average Initial Periodic Cap	2.995%		
Weighted Average Periodic Cap	1.000%	**Occupancy Status**	
Weighted Average Maximum Rate	12.420%	Primary Home	96.41%
Weighted Average Floor	6.415%	Investment	3.59%
Weighted Average Original Term (mo.)	357		
Weighted Average Remaining Term (mo.)	357	**Loan Purpose**	
Weighted Average LTV	81.59%	Purchase	73.59%
Weighted Average CLTV	82.39%	Cashout Refinance	18.61%
Weighted Average FICO	663	Rate/Term Refinance	7.80%
Weighted Average DTI	41.96%		
		Lien Position	
Product Type		First Lien	99.04%
2/28 ARM (Libor)	86.12%	Second Lien	0.96
Fixed Rate	12.11%		
Balloon	0.96%	**Interest Only Loans**	62.72%
3/27 ARM (Libor)	0.81%	**Weighted Average Remaining Interest Only Period**	
Prepayment Penalty (years)			
None	11.85%		
0.5	0.00%		
1.0	1.98%		
2.0	79.36%		
2.5	0.67%		
3.00	6.14%		

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	4	166,000.00	0.16
50,000.01 - 100,000.00	14	831,652.00	0.80
300,000.01 - 350,000.00	59	19,923,416.00	19.16
350,000.01 - 400,000.00	123	46,382,223.00	44.61
400,000.01 - 450,000.00	31	13,131,164.00	12.63
450,000.01 - 500,000.00	39	18,788,531.00	18.07
500,000.01 - 550,000.00	2	1,088,000.00	1.05
550,000.01 - 600,000.00	2	1,110,400.00	1.07
600,000.01 - 650,000.00	4	2,558,800.00	2.46
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 32,600.00
Maximum 650,000.00
Average: 374,029.45

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering [illegible]") Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	3.82
5.501 - 6.000	84	32,595,916.00	31.35
6.001 - 6.500	66	25,982,211.00	24.99
6.501 - 7.000	62	25,041,517.00	24.08
7.001 - 7.500	21	8,317,686.00	8.00
7.501 - 8.000	13	5,493,725.00	5.28
8.001 - 8.500	3	1,214,109.00	1.17
8.501 - 9.000	1	363,750.00	0.35
9.501 - 10.000	1	32,600.00	0.03
10.001 - 10.500	16	897,452.00	0.86
10.501 - 11.000	1	67,600.00	0.07
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 5.250
Maximum 10.700
Weighted Average: 6.501

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180.0
Maximum 360.0
Weighted Average: 357

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	2	67,600.00	0.07
10.001 - 15.000	11	583,592.00	0.56
15.001 - 20.000	5	346,460.00	0.33
50.001 - 55.000	1	500,000.00	0.48
55.001 - 60.000	1	500,000.00	0.48
60.001 - 65.000	1	500,000.00	0.48
65.001 - 70.000	3	1,155,000.00	1.11
70.001 - 75.000	17	7,684,959.00	7.39
75.001 - 80.000	121	49,069,889.00	47.19
80.001 - 85.000	58	21,608,918.00	20.78
85.001 - 90.000	49	18,618,551.00	17.91
90.001 - 95.000	4	1,549,792.00	1.49
95.001 - 100.000	5	1,795,425.00	1.73
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 10.00
Maximum 100.00
Weighted Average: 81.591

Combined Loan-to-Value Ratio			
Combined LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
50.001 - 60.000	2	1,000,000.00	0.96
60.001 - 70.000	4	1,655,000.00	1.59
70.001 - 80.000	138	56,754,848.00	54.58
80.001 - 90.000	107	40,227,469.00	38.69
90.001 - 100.000	27	4,342,869.00	4.18
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 54.35
Maximum 100.00
Weighted Average: 82.393

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	6	2,211,500.00	2.13
551 - 600	23	9,077,473.00	8.73
601 - 650	71	27,616,181.00	26.56
651 - 700	113	41,365,769.00	39.78
701 - 750	51	19,055,905.00	18.33
751 - 800	14	4,653,358.00	4.48
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 516
Maximum: 794
Weighted Average.: 663

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	260	102,982,534.00	99.04
2nd Lien	18	997,652.00	0.96
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	209	76,517,837.00	73.59
Cash Out Refinance	49	19,354,999.00	18.61
Rate/Term Refinance	20	8,107,350.00	7.80
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California - South	114	42,624,120.00	40.99
California - North	90	32,314,710.00	31.08
Arizona	12	4,857,358.00	4.67
Colorado	12	4,572,925.00	4.40
Illinois	9	3,535,700.00	3.40
Massachusetts	10	3,353,200.00	3.23
Florida	8	3,283,310.00	3.16
Virginia	6	2,387,200.00	2.30
Utah	4	1,971,000.00	1.90
Maryland	3	1,253,406.00	1.21
Nevada	3	1,196,657.00	1.15
Washington	3	1,126,600.00	1.08
Michigan	2	798,000.00	0.77
Mississippi	1	364,000.00	0.35
Texas	1	342,000.00	0.33
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, [illegible] information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	2	786,500.00	0.87
5.001 - 5.500	154	60,583,649.00	67.03
5.501 - 6.000	58	23,016,185.00	25.46
6.001 - 6.500	15	6,000,160.00	6.64
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.000
Maximum: 6.250
Weighted Average: 5.595

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	1	455,000.00	0.50
3.000	228	89,931,494.00	99.50
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.995

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	229	90,386,494.00	100.00
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	10	3,973,620.00	4.40
11.501 - 12.000	82	31,863,916.00	35.25
12.001 - 12.500	55	21,744,623.00	24.06
12.501 - 13.000	50	20,048,065.00	22.18
13.001 - 13.500	18	7,008,686.00	7.75
13.501 - 14.000	11	4,573,725.00	5.06
14.001 - 14.500	2	810,109.00	0.90
14.501 - 15.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 11.250
Maximum: 14.875
Weighted Average: 12.420

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	4.40
5.501 - 6.000	82	31,863,916.00	35.25
6.001 - 6.500	56	22,199,623.00	24.56
6.501 - 7.000	50	20,048,065.00	22.18
7.001 - 7.500	17	6,553,686.00	7.25
7.501 - 8.000	11	4,573,725.00	5.06
8.001 - 8.500	2	810,109.00	0.90
8.501 - 9.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.415

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	1	498,750.00	0.55
2005-07	25	9,806,735.00	10.85
2005-08	113	44,685,094.00	49.44
2005-09	88	34,555,915.00	38.23
2006-08	1	340,000.00	0.38
2006-09	1	500,000.00	0.55
Total:	**229**	**90,386,494.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

FIELDSTONE MORTGAGE LOAN TRUST 2003-1


FIELDSTONE
MORTGAGE COMPANY

Preliminary Collateral Characteristics **

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
	Matt Miller	(212) 526-8315
	Dan Wallace	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
	Christina Barretto	(212) 526-2185
Structuring	Dennis Tsyba	(212) 526-1102

** Collateral characteristics are listed below as of the Aug. 1, 2003 Statistical Pool Cut-off Date. The characteristics of the final expected $500 million aggregate pool as of the Sept. 1, 2003 Cut-off Date may change.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Summary (Aggregate Pool)

Total Number of Loans	2,687
Total Outstanding Loan Balance	$486,349,491.40
Average Loan Balance	$181,000.93
Fixed Rate	12.214%
Adjustable Rate	87.786%
Prepayment Penalty Coverage	82.457%
Weighted Average Coupon	6.941%
Weighted Average Margin	5.655%
Weighted Average Initial Periodic Cap	2.998%
Weighted Average Periodic Cap	1.000%
Weighted Average Maximum Rate	12.833%
Weighted Average Floor	6.831%
Weighted Average Original Term (mo.)	356
Weighted Average Remaining Term (mo.)	356
Weighted Average LTV	82.247%
Weighted Average CLTV	83.818%
Weighted Average FICO	653
Weighted Average DTI	41.577%

Product Type	
2/28 ARM (Libor)	86.582%
Fixed Rate	10.361%
Balloon	1.853%
3/27 ARM (Libor)	1.204%

Prepayment Penalty (years)	
None	17.542%
0.5	0.767%
1.0	1.187%
1.5	0.035%
2.0	71.741%
2.5	1.318%
3.0	7.410%

Geographic Distribution (Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
California	49.25%
Illinois	9.18%
Colorado	8.16%

Largest Zip Code Concentration	
Zip Code (City) – 92592 (Temecula, CA)	0.64%

Occupancy Status	
Primary Home	93.25%
Investment	6.46%
Second Home	0.29%

Loan Purpose	
Purchase	62.00%
Cashout Refinance	26.15%
Rate/Term Refinance	11.85%

Lien Position	
First Lien	98.30%
Second Lien	1.70%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	147	5,820,095.00	1.20
50,000.01 - 100,000.00	555	41,831,362.00	8.60
100,000.01 - 150,000.00	554	69,156,424.50	14.22
150,000.01 - 200,000.00	415	72,360,287.00	14.88
200,000.01 - 250,000.00	366	81,937,539.00	16.85
250,000.01 - 300,000.00	284	77,393,970.90	15.91
300,000.01 - 350,000.00	147	47,510,795.00	9.77
350,000.01 - 400,000.00	134	50,510,123.00	10.39
400,000.01 - 450,000.00	35	14,847,964.00	3.05
450,000.01 - 500,000.00	42	20,223,731.00	4.16
500,000.01 - 550,000.00	2	1,088,000.00	0.22
550,000.01 - 600,000.00	2	1,110,400.00	0.23
600,000.01 - 650,000.00	4	2,558,800.00	0.53
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 27,150.00
Maximum: 650,000.00
Average: 181,000.93

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	46	12,732,620.00	2.62
5.501 - 6.000	309	84,096,645.00	17.29
6.001 - 6.500	409	97,967,801.00	20.14
6.501 - 7.000	567	112,482,986.00	23.13
7.001 - 7.500	405	68,183,321.90	14.02
7.501 - 8.000	406	58,185,875.00	11.96
8.001 - 8.500	188	23,899,823.00	4.91
8.501 - 9.000	139	15,707,491.50	3.23
9.001 - 9.500	42	3,327,404.00	0.68
9.501 - 10.000	23	1,673,025.00	0.34
10.001 - 10.500	143	7,433,159.00	1.53
10.501 - 11.000	10	659,340.00	0.14
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 6.941

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 356

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	17	577,650.00	0.12
10.001 - 15.000	50	2,521,882.00	0.52
15.001 - 20.000	89	5,030,651.00	1.03
20.001 - 25.000	3	188,299.00	0.04
25.001 - 30.000	1	50,000.00	0.01
30.001 - 35.000	5	380,671.00	0.08
35.001 - 40.000	1	58,000.00	0.01
40.001 - 45.000	1	76,500.00	0.02
45.001 - 50.000	10	1,483,322.00	0.31
50.001 - 55.000	18	2,280,350.00	0.47
55.001 - 60.000	20	2,638,700.00	0.54
60.001 - 65.000	24	3,441,339.00	0.71
65.001 - 70.000	81	11,887,593.00	2.44
70.001 - 75.000	151	25,181,775.50	5.18
75.001 - 80.000	915	182,044,964.00	37.43
80.001 - 85.000	511	107,177,459.00	22.04
85.001 - 90.000	531	95,731,809.90	19.68
90.001 - 95.000	56	11,887,919.00	2.44
95.001 - 100.000	203	33,710,607.00	6.93
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 82.427

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 30.000	3	188,000.00	0.04
30.001 - 40.000	5	370,000.00	0.08
40.001 - 50.000	11	1,559,822.00	0.32
50.001 - 60.000	38	4,919,050.00	1.01
60.001 - 70.000	105	15,328,932.00	3.15
70.001 - 80.000	1,066	207,226,739.50	42.61
80.001 - 90.000	1,043	202,994,268.90	41.74
90.001 - 100.000	416	53,762,679.00	11.05
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 21.19
Maximum: 100.00
Weighted Average: 83.818

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering [illegible] and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	263	37,003,532.50	7.61
551 - 600	408	64,357,128.00	13.23
601 - 650	625	113,435,705.90	23.32
651 - 700	840	165,251,462.00	33.98
701 - 750	410	80,487,943.00	16.55
751 - 800	139	25,664,920.00	5.28
801 >=	2	148,800.00	0.03
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 502
Maximum: 816
Weighted Average: 653

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	2,529	478,100,338.40	98.30
2nd Lien	158	8,249,153.00	1.70
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	1,594	301,544,686.40	62.00
Cash Out Refinance	770	127,186,289.00	26.15
Rate/Term Refinance	323	57,618,516.00	11.85
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California - South	724	164,431,132.00	33.81
California - North	302	75,077,460.00	15.44
Illinois	288	44,644,518.00	9.18
Colorado	214	39,705,006.00	8.16
Arizona	156	22,998,381.00	4.73
Florida	133	19,882,071.90	4.09
Texas	150	16,516,863.50	3.40
Massachusetts	54	12,840,300.00	2.64
Washington	80	12,359,524.00	2.54
Utah	42	7,752,786.00	1.59
Michigan	50	7,411,351.00	1.52
Maryland	38	7,402,857.00	1.52
Virginia	29	6,787,273.00	1.40
Iowa	76	6,425,942.00	1.32
Missouri	62	5,772,340.00	1.19
Nevada	27	4,765,487.00	0.98
Kansas	41	4,574,490.00	0.94
New Jersey	27	4,502,450.00	0.93
Minnesota	20	3,305,945.00	0.68
Tennessee	31	2,814,503.00	0.58
Oregon	15	2,190,000.00	0.45
Indiana	18	2,127,891.00	0.44
Wisconsin	9	1,099,200.00	0.23
Mississippi	6	953,291.00	0.20
Pennsylvania	6	936,350.00	0.19
North Carolina	9	923,034.00	0.19
Arkansas	9	836,989.00	0.17
Connecticut	4	831,200.00	0.17
Idaho	8	809,182.00	0.17
South Carolina	11	788,919.00	0.16
Other	48	4,882,755.00	1.00
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,* lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	50	8,755,545.00	2.05
5.001 - 5.500	1,202	254,344,811.00	59.57
5.501 - 6.000	556	108,298,692.00	25.37
6.001 - 6.500	429	55,473,273.40	12.99
7.001 - 7.500	1	73,800.00	0.02
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	3	645,605.00	0.15
3.000	2,235	426,300,516.40	99.85
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.998

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	2,238	426,946,121.40	100.00
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.13
11.001 - 11.500	42	11,827,100.00	2.77
11.501 - 12.000	303	82,353,113.00	19.29
12.001 - 12.500	375	89,050,713.00	20.86
12.501 - 13.000	501	97,535,359.00	22.85
13.001 - 13.500	368	61,102,231.90	14.31
13.501 - 14.000	341	49,019,899.00	11.48
14.001 - 14.500	152	19,459,142.00	4.56
14.501 - 15.000	106	12,093,027.50	2.83
15.001 - 15.500	33	2,690,040.00	0.63
15.501 - 16.000	11	983,296.00	0.23
16.001 - 16.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.833

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	44	12,372,700.00	2.90
5.501 - 6.000	303	82,353,113.00	19.29
6.001 - 6.500	376	89,505,713.00	20.96
6.501 - 7.000	501	97,535,359.00	22.85
7.001 - 7.500	367	60,647,231.90	14.21
7.501 - 8.000	342	49,075,699.00	11.50
8.001 - 8.500	153	19,593,947.00	4.59
8.501 - 9.000	105	12,037,227.50	2.82
9.001 - 9.500	32	2,555,235.00	0.60
9.501 - 10.000	11	983,296.00	0.23
10.001 - 10.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.831

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	7	1,171,500.00	0.27
2005-07	242	45,769,075.00	10.72
2005-08	971	192,880,703.40	45.18
2005-09	988	181,267,725.00	42.46
2006-07	2	198,600.00	0.05
2006-08	12	2,272,212.00	0.53
2006-09	16	3,386,306.00	0.79
Total:	**2,238**	**426,946,121.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Summary (Conforming Pool)			
Total Number of Loans	2,409	**Geographic Distribution**	
Total Outstanding Loan Balance	382,369,305.40	(Other States account individually for less	
Average Loan Balance	158,725.32	than 5.00% of the Cut-Off Date aggregate	
Fixed Rate	11.980%	principal balance)	
Adjustable Rate	88.020%	California	43.04%
Prepayment Penalty Coverage	80.909%	Illinois	10.75%
Weighted Average Coupon	7.060%	Colorado	9.19%
Weighted Average Margin	5.671%		
Weighted Average Initial Periodic Cap	2.999%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.000%	Zip Code (City) – 91911 (Chula Vista, CA)	0.60%
Weighted Average Maximum Rate	12.943%		
Weighted Average Floor	6.943%	**Occupancy Status**	
Weighted Average Original Term (mo.)	356	Primary Home	92.39%
Weighted Average Remaining Term (mo.)	356	Investment	7.24%
Weighted Average LTV	82.655%	Second Home	0.37%
Weighted Average CLTV	84.206%		
Weighted Average FICO	650	**Loan Purpose**	
Weighted Average DTI	41.472%	Purchase	58.85%
		Cashout Refinance	28.20%
Product Type		Rate/Term Refinance	12.95%
2/28 ARM (Libor)	86.707%		
Fixed Rate	9.884%	**Lien Position**	
Balloon	2.096%	First Lien	98.104
3/27 ARM (Libor)	1.312%	Second Lien	1.896
Prepayment Penalty (years)			
None	19.091%		
0.5	0.957%		
1.0	0.972%		
1.5	0.045%		
2.0	69.669%		
2.5	1.494%		
3.0	7.754%		

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Conforming Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	143	5,654,095.00	1.48
50,000.01 - 100,000.00	541	40,999,710.00	10.72
100,000.01 - 150,000.00	554	69,156,424.50	18.09
150,000.01 - 200,000.00	415	72,360,287.00	18.92
200,000.01 - 250,000.00	366	81,937,539.00	21.43
250,000.01 - 300,000.00	284	77,393,970.90	20.24
300,000.01 - 350,000.00	88	27,587,379.00	7.22
350,000.01 - 400,000.00	11	4,127,900.00	1.08
400,000.01 - 450,000.00	4	1,716,800.00	0.45
450,000.01 - 500,000.00	3	1,435,200.00	0.38
Total:	**2,409**	**382,369,305.40**	**100.00**

Minimum: 27,150.00
Maximum: 496,000.00
Average: 158,725.32

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	36	8,759,000.00	2.29
5.501 - 6.000	225	51,500,729.00	13.47
6.001 - 6.500	343	71,985,590.00	18.83
6.501 - 7.000	505	87,441,469.00	22.87
7.001 - 7.500	384	59,865,635.90	15.66
7.501 - 8.000	393	52,692,150.00	13.78
8.001 - 8.500	185	22,685,714.00	5.93
8.501 - 9.000	138	15,343,741.50	4.01
9.001 - 9.500	42	3,327,404.00	0.87
9.501 - 10.000	22	1,640,425.00	0.43
10.001 - 10.500	127	6,535,707.00	1.71
10.501 - 11.000	9	591,740.00	0.16
Total:	**2,409**	**382,369,305.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 7.060

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	160	9,044,333.00	2.37
301 - 360	2,249	373,324,972.40	97.64
Total:	**2,409**	**382,369,305.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	160	9,044,333.00	2.37
301 - 360	2,249	373,324,972.40	97.64
Total:	**2,409**	**382,369,305.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 356

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering ... to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio

LTV (Calc)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
5.001 - 10.000	15	510,050.00	0.13
10.001 - 15.000	39	1,938,290.00	0.51
15.001 - 20.000	84	4,684,191.00	1.23
20.001 - 25.000	3	188,299.00	0.05
25.001 - 30.000	1	50,000.00	0.01
30.001 - 35.000	5	380,671.00	0.10
35.001 - 40.000	1	58,000.00	0.02
40.001 - 45.000	1	76,500.00	0.02
45.001 - 50.000	10	1,483,322.00	0.39
50.001 - 55.000	17	1,780,350.00	0.47
55.001 - 60.000	19	2,138,700.00	0.56
60.001 - 65.000	23	2,941,339.00	0.77
65.001 - 70.000	78	10,732,593.00	2.81
70.001 - 75.000	134	17,496,816.50	4.58
75.001 - 80.000	794	132,975,075.00	34.78
80.001 - 85.000	453	85,568,541.00	22.38
85.001 - 90.000	482	77,113,258.90	20.17
90.001 - 95.000	52	10,338,127.00	2.70
95.001 - 100.000	198	31,915,182.00	8.35
Total:	**2,409**	**382,369,305.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 82.655

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Conforming Pool, continued)
Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 30.000	3	188,000.00	0.05
30.001 - 40.000	5	370,000.00	0.10
40.001 - 50.000	11	1,559,822.00	0.41
50.001 - 60.000	36	3,919,050.00	1.03
60.001 - 70.000	101	13,673,932.00	3.58
70.001 - 80.000	928	150,471,891.50	39.35
80.001 - 90.000	936	162,766,799.90	42.57
90.001 - 100.000	389	49,419,810.00	12.93
Total:	**2,409**	**382,369,305.40**	**100.00**

Minimum: 21.19
Maximum: 100.00
Weighted Average: 84.206

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering ... be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	257	34,792,032.50	9.10
551 - 600	385	55,279,655.00	14.46
601 - 650	554	85,819,524.90	22.44
651 - 700	727	123,885,693.00	32.40
701 - 750	359	61,432,038.00	16.07
751 - 800	125	21,011,562.00	5.50
801 >=	2	148,800.00	0.04
Total:	**2,409**	**382,369,305.40**	**100.00**

Minimum: 502
Maximum: 816
Weighted Average.: 650

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	2,269	375,117,804.40	98.10
2nd Lien	140	7,251,501.00	1.90
Total:	**2,409**	**382,369,305.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	1,385	225,026,849.40	58.85
Cash Out Refinance	721	107,831,290.00	28.20
Rate/Term Refinance	303	49,511,166.00	12.95
Total:	**2,409**	**382,369,305.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California - South	610	121,807,012.00	31.86
California - North	212	42,762,750.00	11.18
Illinois	279	41,108,818.00	10.75
Colorado	202	35,132,081.00	9.19
Arizona	144	18,141,023.00	4.74
Florida	125	16,598,761.90	4.34
Texas	149	16,174,863.50	4.23
Washington	77	11,232,924.00	2.94
Massachusetts	44	9,487,100.00	2.48
Michigan	48	6,613,351.00	1.73
Iowa	76	6,425,942.00	1.68
Maryland	35	6,149,451.00	1.61
Utah	38	5,781,786.00	1.51
Missouri	62	5,772,340.00	1.51
Kansas	41	4,574,490.00	1.20
New Jersey	27	4,502,450.00	1.18
Virginia	23	4,400,073.00	1.15
Nevada	24	3,568,830.00	0.93
Minnesota	20	3,305,945.00	0.87
Tennessee	31	2,814,503.00	0.74
Oregon	15	2,190,000.00	0.57
Indiana	18	2,127,891.00	0.56
Wisconsin	9	1,099,200.00	0.29
Pennsylvania	6	936,350.00	0.25
North Carolina	9	923,034.00	0.24
Arkansas	9	836,989.00	0.22
Connecticut	4	831,200.00	0.22
Idaho	8	809,182.00	0.21
South Carolina	11	788,919.00	0.21
Nebraska	9	753,160.00	0.20
Other	44	4,718,886.00	1.23
Total:	**2,409**	**382,369,305.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	48	7,969,045.00	2.37
5.001 - 5.500	1,048	193,761,162.00	57.57
5.501 - 6.000	498	85,282,507.00	25.34
6.001 - 6.500	414	49,473,113.40	14.70
7.001 - 7.500	1	73,800.00	0.02
Total:	**2,009**	**336,559,627.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.671

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	2	190,605.00	0.06
3.000	2,007	336,369,022.40	99.94
Total:	**2,009**	**336,559,627.40**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.999

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	2,009	336,559,627.40	100.00
Total:	**2,009**	**336,559,627.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.16
11.001 - 11.500	32	7,853,480.00	2.33
11.501 - 12.000	221	50,489,197.00	15.00
12.001 - 12.500	320	67,306,090.00	20.00
12.501 - 13.000	451	77,487,294.00	23.02
13.001 - 13.500	350	54,093,545.90	16.07
13.501 - 14.000	330	44,446,174.00	13.21
14.001 - 14.500	150	18,649,033.00	5.54
14.501 - 15.000	105	11,729,277.50	3.49
15.001 - 15.500	33	2,690,040.00	0.80
15.501 - 16.000	11	983,296.00	0.29
16.001 - 16.500	4	286,600.00	0.09
Total:	**2,009**	**336,559,627.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.943

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	34	8,399,080.00	2.50
5.501 - 6.000	221	50,489,197.00	15.00
6.001 - 6.500	320	67,306,090.00	20.00
6.501 - 7.000	451	77,487,294.00	23.02
7.001 - 7.500	350	54,093,545.90	16.07
7.501 - 8.000	331	44,501,974.00	13.22
8.001 - 8.500	151	18,783,838.00	5.58
8.501 - 9.000	104	11,673,477.50	3.47
9.001 - 9.500	32	2,555,235.00	0.76
9.501 - 10.000	11	983,296.00	0.29
10.001 - 10.500	4	286,600.00	0.09
Total:	**2,009**	**336,559,627.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.943

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2005-06	6	672,750.00	0.20
2005-07	217	35,962,340.00	10.69
2005-08	858	148,195,609.40	44.03
2005-09	900	146,711,810.00	43.59
2006-07	2	198,600.00	0.06
2006-08	11	1,932,212.00	0.57
2006-09	15	2,886,306.00	0.86
Total:	**2,009**	**336,559,627.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "*Offering* Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Summary (Non-Conforming Pool)

Total Number of Loans	278
Total Outstanding Loan Balance	103,980,186.00
Average Loan Balance	374,029.45
Fixed Rate	13.073%
Adjustable Rate	86.927%
Prepayment Penalty Coverage	88.153%
Weighted Average Coupon	6.501%
Weighted Average Margin	5.595%
Weighted Average Initial Periodic Cap	2.995%
Weighted Average Periodic Cap	1.000%
Weighted Average Maximum Rate	12.420%
Weighted Average Floor	6.415%
Weighted Average Original Term (mo.)	357
Weighted Average Remaining Term (mo.)	357
Weighted Average LTV	81.591%
Weighted Average CLTV	82.393%
Weighted Average FICO	663
Weighted Average DTI	41.964%
Product Type	
2/28 ARM (Libor)	86.119%
Fixed Rate	12.114%
Balloon	0.959%
3/27 ARM (Libor)	0.808%
Prepayment Penalty (years)	
None	11.847
0.5	
1.0	1.978
2.0	79.361
2.5	0.669
3.00	6.144

Geographic Distribution	
(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
California	72.07%
Largest Zip Code Concentration	
Zip Code (City) – 94513 (Brentwood, CA)	1.91%
Occupancy Status	
Primary Home	96.41%
Investment	3.59%
Loan Purpose	
Purchase	73.59%
Cashout Refinance	18.61%
Rate/Term Refinance	7.80%
Lien Position	
First Lien	99.04%
Second Lien	0.96

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, ... as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	4	166,000.00	0.16
50,000.01 - 100,000.00	14	831,652.00	0.80
300,000.01 - 350,000.00	59	19,923,416.00	19.16
350,000.01 - 400,000.00	123	46,382,223.00	44.61
400,000.01 - 450,000.00	31	13,131,164.00	12.63
450,000.01 - 500,000.00	39	18,788,531.00	18.07
500,000.01 - 550,000.00	2	1,088,000.00	1.05
550,000.01 - 600,000.00	2	1,110,400.00	1.07
600,000.01 - 650,000.00	4	2,558,800.00	2.46
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 32,600.00
Maximum 650,000.00
Average: 374,029.45

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	3.82
5.501 - 6.000	84	32,595,916.00	31.35
6.001 - 6.500	66	25,982,211.00	24.99
6.501 - 7.000	62	25,041,517.00	24.08
7.001 - 7.500	21	8,317,686.00	8.00
7.501 - 8.000	13	5,493,725.00	5.28
8.001 - 8.500	3	1,214,109.00	1.17
8.501 - 9.000	1	363,750.00	0.35
9.501 - 10.000	1	32,600.00	0.03
10.001 - 10.500	16	897,452.00	0.86
10.501 - 11.000	1	67,600.00	0.07
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 5.250
Maximum 10.700
Weighted Average: 6.501

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering [illegible]"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180.0
Maximum 360.0
Weighted Average: 357

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	2	67,600.00	0.07
10.001 - 15.000	11	583,592.00	0.56
15.001 - 20.000	5	346,460.00	0.33
50.001 - 55.000	1	500,000.00	0.48
55.001 - 60.000	1	500,000.00	0.48
60.001 - 65.000	1	500,000.00	0.48
65.001 - 70.000	3	1,155,000.00	1.11
70.001 - 75.000	17	7,684,959.00	7.39
75.001 - 80.000	121	49,069,889.00	47.19
80.001 - 85.000	58	21,608,918.00	20.78
85.001 - 90.000	49	18,618,551.00	17.91
90.001 - 95.000	4	1,549,792.00	1.49
95.001 - 100.000	5	1,795,425.00	1.73
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 10.00
Maximum 100.00
Weighted Average: 81.591

Combined Loan-to-Value Ratio			
Combined LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
50.001 - 60.000	2	1,000,000.00	0.96
60.001 - 70.000	4	1,655,000.00	1.59
70.001 - 80.000	138	56,754,848.00	54.58
80.001 - 90.000	107	40,227,469.00	38.69
90.001 - 100.000	27	4,342,869.00	4.18
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 54.35
Maximum 100.00
Weighted Average: 82.393

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	6	2,211,500.00	2.13
551 - 600	23	9,077,473.00	8.73
601 - 650	71	27,616,181.00	26.56
651 - 700	113	41,365,769.00	39.78
701 - 750	51	19,055,905.00	18.33
751 - 800	14	4,653,358.00	4.48
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 516
Maximum: 794
Weighted Average.: 663

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	260	102,982,534.00	99.04
2nd Lien	18	997,652.00	0.96
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	209	76,517,837.00	73.59
Cash Out Refinance	49	19,354,999.00	18.61
Rate/Term Refinance	20	8,107,350.00	7.80
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California - South	114	42,624,120.00	40.99
California - North	90	32,314,710.00	31.08
Arizona	12	4,857,358.00	4.67
Colorado	12	4,572,925.00	4.40
Illinois	9	3,535,700.00	3.40
Massachusetts	10	3,353,200.00	3.23
Florida	8	3,283,310.00	3.16
Virginia	6	2,387,200.00	2.30
Utah	4	1,971,000.00	1.90
Maryland	3	1,253,406.00	1.21
Nevada	3	1,196,657.00	1.15
Washington	3	1,126,600.00	1.08
Michigan	2	798,000.00	0.77
Mississippi	1	364,000.00	0.35
Texas	1	342,000.00	0.33
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	2	786,500.00	0.87
5.001 - 5.500	154	60,583,649.00	67.03
5.501 - 6.000	58	23,016,185.00	25.46
6.001 - 6.500	15	6,000,160.00	6.64
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.000
Maximum: 6.250
Weighted Average: 5.595

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	1	455,000.00	0.50
3.000	228	89,931,494.00	99.50
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.995

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	229	90,386,494.00	100.00
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	10	3,973,620.00	4.40
11.501 - 12.000	82	31,863,916.00	35.25
12.001 - 12.500	55	21,744,623.00	24.06
12.501 - 13.000	50	20,048,065.00	22.18
13.001 - 13.500	18	7,008,686.00	7.75
13.501 - 14.000	11	4,573,725.00	5.06
14.001 - 14.500	2	810,109.00	0.90
14.501 - 15.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 11.250
Maximum: 14.875
Weighted Average: 12.420

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor

Floor	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 5.500	10	3,973,620.00	4.40
5.501 - 6.000	82	31,863,916.00	35.25
6.001 - 6.500	56	22,199,623.00	24.56
6.501 - 7.000	50	20,048,065.00	22.18
7.001 - 7.500	17	6,553,686.00	7.25
7.501 - 8.000	11	4,573,725.00	5.06
8.001 - 8.500	2	810,109.00	0.90
8.501 - 9.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.415

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	1	498,750.00	0.55
2005-07	25	9,806,735.00	10.85
2005-08	113	44,685,094.00	49.44
2005-09	88	34,555,915.00	38.23
2006-08	1	340,000.00	0.38
2006-09	1	500,000.00	0.55
Total:	**229**	**90,386,494.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

FIELDSTONE MORTGAGE LOAN TRUST 2003-1



Preliminary Collateral Characteristics **

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
	Matt Miller	(212) 526-8315
	Dan Wallace	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
	Christina Barretto	(212) 526-2185
Structuring	Dennis Tsyba	(212) 526-1102

** Collateral characteristics are listed below as of the Aug. 1, 2003 Statistical Pool Cut-off Date. The characteristics of the final expected $500 million aggregate pool as of the Sept. 1, 2003 Cut-off Date may change.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Summary (Aggregate Pool)			
Total Number of Loans	2,687	**Geographic Distribution**	
Total Outstanding Loan Balance	$486,349,491.40	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	$181,000.93		
Fixed Rate	12.21%		
Adjustable Rate	87.79%	California	49.25%
Prepayment Penalty Coverage	82.46%	Illinois	9.18%
Weighted Average Coupon	6.94%	Colorado	8.16%
Weighted Average Margin	5.66%		
Weighted Average Initial Periodic Cap	2.998%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.000%	Zip Code (City) – 92592 (Temecula, CA)	0.64%
Weighted Average Maximum Rate	12.833%		
Weighted Average Floor	6.831%	**Occupancy Status**	
Weighted Average Original Term (mo.)	356	Primary Home	93.25%
Weighted Average Remaining Term (mo.)	356	Investment	6.46%
Weighted Average LTV	82.25%	Second Home	0.29%
Weighted Average CLTV	83.82%		
Weighted Average FICO	653	**Loan Purpose**	
Weighted Average DTI	41.58%	Purchase	62.00%
		Cashout Refinance	26.15%
Product Type		Rate/Term Refinance	11.85%
2/28 ARM (Libor)	86.58%		
Fixed Rate	10.36%	**Lien Position**	
Balloon	1.85%	First Lien	98.30%
3/27 ARM (Libor)	1.20%	Second Lien	1.70%
Prepayment Penalty (years)		**Interest Only Loans**	39.53%
None	17.54%	**Weighted Average Remaining Interest Only Period (mo.)**	59.95
0.5	0.77%		
1.0	1.19%		
1.5	0.04%		
2.0	71.74%		
2.5	1.32%		
3.0	7.41%		

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	147	5,820,095.00	1.20
50,000.01 - 100,000.00	555	41,831,362.00	8.60
100,000.01 - 150,000.00	554	69,156,424.50	14.22
150,000.01 - 200,000.00	415	72,360,287.00	14.88
200,000.01 - 250,000.00	366	81,937,539.00	16.85
250,000.01 - 300,000.00	284	77,393,970.90	15.91
300,000.01 - 350,000.00	147	47,510,795.00	9.77
350,000.01 - 400,000.00	134	50,510,123.00	10.39
400,000.01 - 450,000.00	35	14,847,964.00	3.05
450,000.01 - 500,000.00	42	20,223,731.00	4.16
500,000.01 - 550,000.00	2	1,088,000.00	0.22
550,000.01 - 600,000.00	2	1,110,400.00	0.23
600,000.01 - 650,000.00	4	2,558,800.00	0.53
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 27,150.00
Maximum: 650,000.00
Average: 181,000.93

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates

Rate	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 5.500	46	12,732,620.00	2.62
5.501 - 6.000	309	84,096,645.00	17.29
6.001 - 6.500	409	97,967,801.00	20.14
6.501 - 7.000	567	112,482,986.00	23.13
7.001 - 7.500	405	68,183,321.90	14.02
7.501 - 8.000	406	58,185,875.00	11.96
8.001 - 8.500	188	23,899,823.00	4.91
8.501 - 9.000	139	15,707,491.50	3.23
9.001 - 9.500	42	3,327,404.00	0.68
9.501 - 10.000	23	1,673,025.00	0.34
10.001 - 10.500	143	7,433,159.00	1.53
10.501 - 11.000	10	659,340.00	0.14
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 6.941

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 356

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering [illegible] contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	17	577,650.00	0.12
10.001 - 15.000	50	2,521,882.00	0.52
15.001 - 20.000	89	5,030,651.00	1.03
20.001 - 25.000	3	188,299.00	0.04
25.001 - 30.000	1	50,000.00	0.01
30.001 - 35.000	5	380,671.00	0.08
35.001 - 40.000	1	58,000.00	0.01
40.001 - 45.000	1	76,500.00	0.02
45.001 - 50.000	10	1,483,322.00	0.31
50.001 - 55.000	18	2,280,350.00	0.47
55.001 - 60.000	20	2,638,700.00	0.54
60.001 - 65.000	24	3,441,339.00	0.71
65.001 - 70.000	81	11,887,593.00	2.44
70.001 - 75.000	151	25,181,775.50	5.18
75.001 - 80.000	915	182,044,964.00	37.43
80.001 - 85.000	511	107,177,459.00	22.04
85.001 - 90.000	531	95,731,809.90	19.68
90.001 - 95.000	56	11,887,919.00	2.44
95.001 - 100.000	203	33,710,607.00	6.93
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 82.427

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)
Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 30.000	3	188,000.00	0.04
30.001 - 40.000	5	370,000.00	0.08
40.001 - 50.000	11	1,559,822.00	0.32
50.001 - 60.000	38	4,919,050.00	1.01
60.001 - 70.000	105	15,328,932.00	3.15
70.001 - 80.000	1,066	207,226,739.50	42.61
80.001 - 90.000	1,043	202,994,268.90	41.74
90.001 - 100.000	416	53,762,679.00	11.05
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 21.19
Maximum: 100.00
Weighted Average: 83.818

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	263	37,003,532.50	7.61
551 - 600	408	64,357,128.00	13.23
601 - 650	625	113,435,705.90	23.32
651 - 700	840	165,251,462.00	33.98
701 - 750	410	80,487,943.00	16.55
751 - 800	139	25,664,920.00	5.28
801 >=	2	148,800.00	0.03
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 502
Maximum: 816
Weighted Average: 653

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	2,529	478,100,338.40	98.30
2nd Lien	158	8,249,153.00	1.70
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	1,594	301,544,686.40	62.00
Cash Out Refinance	770	127,186,289.00	26.15
Rate/Term Refinance	323	57,618,516.00	11.85
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, ... matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California - South	724	164,431,132.00	33.81
California - North	302	75,077,460.00	15.44
Illinois	288	44,644,518.00	9.18
Colorado	214	39,705,006.00	8.16
Arizona	156	22,998,381.00	4.73
Florida	133	19,882,071.90	4.09
Texas	150	16,516,863.50	3.40
Massachusetts	54	12,840,300.00	2.64
Washington	80	12,359,524.00	2.54
Utah	42	7,752,786.00	1.59
Michigan	50	7,411,351.00	1.52
Maryland	38	7,402,857.00	1.52
Virginia	29	6,787,273.00	1.40
Iowa	76	6,425,942.00	1.32
Missouri	62	5,772,340.00	1.19
Nevada	27	4,765,487.00	0.98
Kansas	41	4,574,490.00	0.94
New Jersey	27	4,502,450.00	0.93
Minnesota	20	3,305,945.00	0.68
Tennessee	31	2,814,503.00	0.58
Oregon	15	2,190,000.00	0.45
Indiana	18	2,127,891.00	0.44
Wisconsin	9	1,099,200.00	0.23
Mississippi	6	953,291.00	0.20
Pennsylvania	6	936,350.00	0.19
North Carolina	9	923,034.00	0.19
Arkansas	9	836,989.00	0.17
Connecticut	4	831,200.00	0.17
Idaho	8	809,182.00	0.17
South Carolina	11	788,919.00	0.16
Other	48	4,882,755.00	1.00
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	50	8,755,545.00	2.05
5.001 - 5.500	1,202	254,344,811.00	59.57
5.501 - 6.000	556	108,298,692.00	25.37
6.001 - 6.500	429	55,473,273.40	12.99
7.001 - 7.500	1	73,800.00	0.02
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document") Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	3	645,605.00	0.15
3.000	2,235	426,300,516.40	99.85
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.998

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	2,238	426,946,121.40	100.00
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.13
11.001 - 11.500	42	11,827,100.00	2.77
11.501 - 12.000	303	82,353,113.00	19.29
12.001 - 12.500	375	89,050,713.00	20.86
12.501 - 13.000	501	97,535,359.00	22.85
13.001 - 13.500	368	61,102,231.90	14.31
13.501 - 14.000	341	49,019,899.00	11.48
14.001 - 14.500	152	19,459,142.00	4.56
14.501 - 15.000	106	12,093,027.50	2.83
15.001 - 15.500	33	2,690,040.00	0.63
15.501 - 16.000	11	983,296.00	0.23
16.001 - 16.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.833

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] matters as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	44	12,372,700.00	2.90
5.501 - 6.000	303	82,353,113.00	19.29
6.001 - 6.500	376	89,505,713.00	20.96
6.501 - 7.000	501	97,535,359.00	22.85
7.001 - 7.500	367	60,647,231.90	14.21
7.501 - 8.000	342	49,075,699.00	11.50
8.001 - 8.500	153	19,593,947.00	4.59
8.501 - 9.000	105	12,037,227.50	2.82
9.001 - 9.500	32	2,555,235.00	0.60
9.501 - 10.000	11	983,296.00	0.23
10.001 - 10.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.831

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	7	1,171,500.00	0.27
2005-07	242	45,769,075.00	10.72
2005-08	971	192,880,703.40	45.18
2005-09	988	181,267,725.00	42.46
2006-07	2	198,600.00	0.05
2006-08	12	2,272,212.00	0.53
2006-09	16	3,386,306.00	0.79
Total:	**2,238**	**426,946,121.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering ... and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings

Collateral Summary (Non-Conforming Pool)			
Total Number of Loans	278	**Geographic Distribution**	
Total Outstanding Loan Balance	103,980,186.00	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	374,029.45		
Fixed Rate	13.073%		
Adjustable Rate	86.927%	California	72.07%
Prepayment Penalty Coverage	88.153%		
Weighted Average Coupon	6.501%	**Largest Zip Code Concentration**	
Weighted Average Margin	5.595%	Zip Code (City) – 94513 (Brentwood, CA)	1.91%
Weighted Average Initial Periodic Cap	2.995%		
Weighted Average Periodic Cap	1.000%	**Occupancy Status**	
Weighted Average Maximum Rate	12.420%	Primary Home	96.41%
Weighted Average Floor	6.415%	Investment	3.59%
Weighted Average Original Term (mo.)	357		
Weighted Average Remaining Term (mo.)	357	**Loan Purpose**	
Weighted Average LTV	81.591%	Purchase	73.59%
Weighted Average CLTV	82.393%	Cashout Refinance	18.61%
Weighted Average FICO	663	Rate/Term Refinance	7.80%
Weighted Average DTI	41.964%		
		Lien Position	
Product Type		First Lien	99.04%
2/28 ARM (Libor)	86.119%	Second Lien	0.96
Fixed Rate	12.114%		
Balloon	0.959%	**Interest Only Loans**	62.72%
3/27 ARM (Libor)	0.808%	**Weighted Average Remaining Interest Only Period (mo.)**	59.91
Prepayment Penalty (years)			
None	11.847		
0.5			
1.0	1.978		
2.0	79.361		
2.5	0.669		
3.00	6.144		

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,*

Collateral Characteristics (Non-Conforming Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	4	166,000.00	0.16
50,000.01 - 100,000.00	14	831,652.00	0.80
300,000.01 - 350,000.00	59	19,923,416.00	19.16
350,000.01 - 400,000.00	123	46,382,223.00	44.61
400,000.01 - 450,000.00	31	13,131,164.00	12.63
450,000.01 - 500,000.00	39	18,788,531.00	18.07
500,000.01 - 550,000.00	2	1,088,000.00	1.05
550,000.01 - 600,000.00	2	1,110,400.00	1.07
600,000.01 - 650,000.00	4	2,558,800.00	2.46
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 32,600.00
Maximum 650,000.00
Average: 374,029.45

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,*

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates

Rate	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 5.500	10	3,973,620.00	3.82
5.501 - 6.000	84	32,595,916.00	31.35
6.001 - 6.500	66	25,982,211.00	24.99
6.501 - 7.000	62	25,041,517.00	24.08
7.001 - 7.500	21	8,317,686.00	8.00
7.501 - 8.000	13	5,493,725.00	5.28
8.001 - 8.500	3	1,214,109.00	1.17
8.501 - 9.000	1	363,750.00	0.35
9.501 - 10.000	1	32,600.00	0.03
10.001 - 10.500	16	897,452.00	0.86
10.501 - 11.000	1	67,600.00	0.07
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 5.250
Maximum 10.700
Weighted Average: 6.501

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180.0
Maximum 360.0
Weighted Average: 357

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	2	67,600.00	0.07
10.001 - 15.000	11	583,592.00	0.56
15.001 - 20.000	5	346,460.00	0.33
50.001 - 55.000	1	500,000.00	0.48
55.001 - 60.000	1	500,000.00	0.48
60.001 - 65.000	1	500,000.00	0.48
65.001 - 70.000	3	1,155,000.00	1.11
70.001 - 75.000	17	7,684,959.00	7.39
75.001 - 80.000	121	49,069,889.00	47.19
80.001 - 85.000	58	21,608,918.00	20.78
85.001 - 90.000	49	18,618,551.00	17.91
90.001 - 95.000	4	1,549,792.00	1.49
95.001 - 100.000	5	1,795,425.00	1.73
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 10.00
Maximum 100.00
Weighted Average: 81.591

Combined Loan-to-Value Ratio			
Combined LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
50.001 - 60.000	2	1,000,000.00	0.96
60.001 - 70.000	4	1,655,000.00	1.59
70.001 - 80.000	138	56,754,848.00	54.58
80.001 - 90.000	107	40,227,469.00	38.69
90.001 - 100.000	27	4,342,869.00	4.18
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 54.35
Maximum 100.00
Weighted Average: 82.393

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	6	2,211,500.00	2.13
551 - 600	23	9,077,473.00	8.73
601 - 650	71	27,616,181.00	26.56
651 - 700	113	41,365,769.00	39.78
701 - 750	51	19,055,905.00	18.33
751 - 800	14	4,653,358.00	4.48
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 516
Maximum: 794
Weighted Average.: 663

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	260	102,982,534.00	99.04
2nd Lien	18	997,652.00	0.96
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	209	76,517,837.00	73.59
Cash Out Refinance	49	19,354,999.00	18.61
Rate/Term Refinance	20	8,107,350.00	7.80
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California - South	114	42,624,120.00	40.99
California - North	90	32,314,710.00	31.08
Arizona	12	4,857,358.00	4.67
Colorado	12	4,572,925.00	4.40
Illinois	9	3,535,700.00	3.40
Massachusetts	10	3,353,200.00	3.23
Florida	8	3,283,310.00	3.16
Virginia	6	2,387,200.00	2.30
Utah	4	1,971,000.00	1.90
Maryland	3	1,253,406.00	1.21
Nevada	3	1,196,657.00	1.15
Washington	3	1,126,600.00	1.08
Michigan	2	798,000.00	0.77
Mississippi	1	364,000.00	0.35
Texas	1	342,000.00	0.33
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin

Margin	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
4.501 - 5.000	2	786,500.00	0.87
5.001 - 5.500	154	60,583,649.00	67.03
5.501 - 6.000	58	23,016,185.00	25.46
6.001 - 6.500	15	6,000,160.00	6.64
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.000
Maximum: 6.250
Weighted Average: 5.595

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	1	455,000.00	0.50
3.000	228	89,931,494.00	99.50
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.995

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	229	90,386,494.00	100.00
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	10	3,973,620.00	4.40
11.501 - 12.000	82	31,863,916.00	35.25
12.001 - 12.500	55	21,744,623.00	24.06
12.501 - 13.000	50	20,048,065.00	22.18
13.001 - 13.500	18	7,008,686.00	7.75
13.501 - 14.000	11	4,573,725.00	5.06
14.001 - 14.500	2	810,109.00	0.90
14.501 - 15.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 11.250
Maximum: 14.875
Weighted Average: 12.420

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	4.40
5.501 - 6.000	82	31,863,916.00	35.25
6.001 - 6.500	56	22,199,623.00	24.56
6.501 - 7.000	50	20,048,065.00	22.18
7.001 - 7.500	17	6,553,686.00	7.25
7.501 - 8.000	11	4,573,725.00	5.06
8.001 - 8.500	2	810,109.00	0.90
8.501 - 9.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.415

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Non-Conforming Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	1	498,750.00	0.55
2005-07	25	9,806,735.00	10.85
2005-08	113	44,685,094.00	49.44
2005-09	88	34,555,915.00	38.23
2006-08	1	340,000.00	0.38
2006-09	1	500,000.00	0.55
Total:	**229**	**90,386,494.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

$[488,750,000] (APPROXIMATE) FIELDSTONE MORTGAGE INVESTMENT CORP. SERIES 2003-1

To 10% Call									
Class	Approx. Size ($) (1)	Bmrk	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	OC Fund C/E (4) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(5)
1-A(6)	[316,446,000]	1M L	2.38	1-89	19.50%	20.00%	TBD	11/25/2003	AAA/Aaa/AAA
2-A1(7)	[67,541,000]	1M L	1.40	1-49	19.50%	20.00%	TBD	11/25/2003	AAA/Aaa/AAA
2-A2(7)	[18,513,000]	1M L	6.12	49-89	19.50%	20.00%	TBD	11/25/2003	AAA/Aaa/AAA
A-IO(8)	Notional	6.00%	N/A	N/A	N/A	N/A	N/A	3/25/2005	AAA/Aaa/AAA
M1	[32,500,000]	1M L	4.95	39-89	13.00%	13.50%	TBD	11/25/2003	AA/Aa2/AA
M2	[26,250,000]	1M L	4.9	37-89	7.75%	8.25%	TBD	11/25/2003	A/A2/A
M3	[8,750,000]	1M L	4.88	37-89	6.00%	6.50%	TBD	11/25/2003	A-/A3/A-
M4	[7,500,000]	1M L	4.88	37-89	4.50%	5.00%	TBD	11/25/2003	BBB+/Baa1/BBB+
M5	[5,000,000]	1M L	4.86	36-89	3.50%	4.00%	TBD	11/25/2003	BBB/Baa2/BBB
B	[6,250,000]	1M L	4.86	36-89	2.25%	2.75%	TBD	11/25/2003	BBB-/Baa3/BBB-
To Maturity									
Class	Approx. Size ($) (1)	Bmrk	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	OC Fund C/E (4) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(5)
1-A(6)	[316,446,000]	1M L	2.58	1-191	19.50%	20.00%	TBD	11/25/2003	AAA/Aaa/AAA
2-A1(7)	[67,541,000]	1M L	1.40	1-49	19.50%	20.00%	TBD	11/25/2003	AAA/Aaa/AAA
2-A2(7)	[18,513,000]	1M L	7.13	49-194	19.50%	20.00%	TBD	11/25/2003	AAA/Aaa/AAA
A-IO(8)	Notional	6.00%	N/A	N/A	N/A	N/A	N/A	3/25/2005	AAA/Aaa/AAA
M1	[32,500,000]	1M L	5.45	39-163	13.00%	13.50%	TBD	11/25/2003	AA/Aa2/AA
M2	[26,250,000]	1M L	5.35	37-149	7.75%	8.25%	TBD	11/25/2003	A/A2/A
M3	[8,750,000]	1M L	5.26	37-131	6.00%	6.50%	TBD	11/25/2003	A-/A3/A-
M4	[7,500,000]	1M L	5.20	37-123	4.50%	5.00%	TBD	11/25/2003	BBB+/Baa1/BBB+
M5	[5,000,000]	1M L	5.11	36-113	3.50%	4.00%	TBD	11/25/2003	BBB/Baa2/BBB
B	[6,250,000]	1M L	5.00	36-105	2.25%	2.75%	TBD	11/25/2003	BBB-/Baa3/BBB-

(1) Subject to a permitted Variance of ± 5%

(2) The Notes will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 120% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR in the first month of each mortgage loan and increasing approximately 1.45% per month to reach 20% CPR in month 12. Notes sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately [2.25]%.

(4) OC Funded Credit Enhancement includes the fully funded overcollateralization of approximately [2.75]%.

(5) All Classes of Notes will be rated by Moody's, S&P and Fitch.

(6) Class 1-A are the Group 1 Senior Notes.

(7) Class 2-A1 and 2-A2 are the Group 2 Senior Notes.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

(8) Class A-IO will be a Senior Interest-Only Note, and will receive interest payments for the first 18 Payment Dates.

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
	Christina Barretto	(212) 526-2185
Structuring	Dennis Tsyba	(212) 526-1102

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Origination and Servicing

The Mortgage Loans were originated by Fieldstone Mortgage Company generally according to their origination and underwriting guidelines. Fieldstone may make underwriting exceptions based upon mitigating factors. As of the Cut-off Date the Mortgage Loans will be serviced by Fieldstone Mortgage Company. On or about the Closing Date, Chase Mortgage will assume the role of Servicer.

Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.

Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering [illegible] information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Principal Payment Priority

At the Senior level, the collateral is divided into two Groups, Group 1 and Group 2.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

From Group 1:

1) principal will be paid to the Class 1-A Notes;

2) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated *sequentially* to the Class 2-A1 and Class 2-A2 Notes; and

3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

From Group 2:

1) principal will be paid sequentially to the Class 2-A1 and Class 2-A2 Notes;

2) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes; and

3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

On or after the Stepdown Date and as long as a Trigger Event is not in effect

1) principal will be first allocated concurrently to the Class 1-A Notes from Group 1 and sequentially to the Class 2-A1 and Class 2-A2 Notes from Group 2 until the aggregate targeted Senior Enhancement Percentage is reached.

2) a) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated sequentially to the Class 2-A1 and Class 2-A2 Notes until the aggregate targeted Senior Enhancement Percentage is reached;

 b) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes until the aggregate targeted Senior Enhancement Percentage is reached;

3) principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes so that the credit enhancement behind each class equals twice the respective Initial Credit Enhancement Percentage for each class, as a percentage of the current aggregate Mortgage Loan balance subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Interest Payment Priority

On each Payment Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(i) To pay fees: for both Group 1 and Group 2, Servicing Fee, Master Servicer and Trust Administrator Fee and Owner Trustee Fee;

(ii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A Notes and the A-IO(1) Component from Group 1 Interest;

(iii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, Class 2-A2 Notes and the A-IO(2) Component from Group 2 Interest;

(iv) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(v) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(vi) Any interest remaining after the application of (i) through (v) above will be deemed excess interest for such Payment Date and will be distributed as principal according to the respective principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(vii) To pay concurrently pro rata based on the amounts of Basis Risk Shortfall with respect to each Class after giving effect to distributions already made on such Payment Date, to the Senior Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Caps[(1)];

(viii) To pay sequentially to Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts to the extent not covered by the Interest Rate Caps[(1)];

(ix) To pay sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes the amount of any allocated Realized Losses remaining unpaid; and

(x) To pay remaining amounts to the holder of the Class X Note. [(1)]

[(1)] Any amounts received with respect to the Interest Rate Cap will be allocated in steps (vii), (viii) and (x), in that order of priority.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and fixed rate mortgage loans. The cap is not subordinated to losses.

The interest rate cap will be in place during the first 24 months and will have a series of strike rates. Its notional balance will be a fixed amortization schedule based on all of the Mortgage Loans.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Strike Rate (%)	Approximate Notional Balance ($)
1	-	-
2	1.1712	485,321,000
3	1.1981	483,756,000
4	1.2235	480,930,000
5	1.2504	477,304,000
6	1.3050	472,548,000
7	1.3967	466,584,000
8	1.5075	460,046,000
9	1.6256	452,853,000
10	1.7747	444,931,000
11	1.9151	436,170,000
12	2.0517	426,458,000

Month	Strike Rate (%)	Approximate Notional Balance ($)
13	2.1939	415,678,000
14	2.3907	404,481,000
15	2.5680	393,683,000
16	2.7435	383,305,000
17	2.8526	373,312,000
18	3.0135	363,661,000
19	3.1433	354,296,000
20	3.3006	345,211,000
21	3.4597	336,379,000
22	3.5640	328,272,000
23	3.6563	320,781,000
24	3.8103	313,813,000

On each Payment Date, the cap provider will make payments equal to the product of (a) the Cap Notional Amount for that month, (b) the excess, if any, of one month LIBOR for such Payment Date over the applicable strike rate, and (c) the number of days in the corresponding accrual period divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

<table>
<tr><td rowspan="2">1-A
Aaa/AAA/AAA
Libor Floater
(Group 1)</td><td>2-A1
Aaa/AAA/AAA
Libor Floater
(Group 2)</td><td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest
Rate</td></tr>
<tr><td>2-A2
Aaa/AAA/AAA
Libor Floater
(Group 2)</td></tr>
<tr><td colspan="3">M1
Aa2/AA/AA
Libor Floater</td></tr>
<tr><td colspan="3">M2
A2/A/A
Libor Floater</td></tr>
<tr><td colspan="3">M3
A3/A-/A-
Libor Floater</td></tr>
<tr><td colspan="3">M4
Baa1/BBB+/BBB+
Libor Floater</td></tr>
<tr><td colspan="3">M5
Baa2/BBB/BBB
Libor Floater</td></tr>
<tr><td colspan="3">B
Baa3/BBB-/BBB-
Libor Floater</td></tr>
</table>

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Preliminary Summary of Terms	
Issuer:	Fieldstone Mortgage Securities Trust, Series 2003-1
Depositor:	Structured Asset Securities Corporation
Seller:	Fieldstone Mortgage Company ("Fieldstone")
Master Servicer and Trust Administrator:	Wells Fargo Bank, N.A. (Minnesota)
Servicer:	Chase Mortgage ("Chase"). Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.
Indenture Trustee:	HSBC Bank USA
Owner Trustee:	[TBD]
Custodian:	Wells Fargo Bank, N.A. (Minnesota)
Lead Manager:	Lehman Brothers
Co-Managers:	Credit Suisse First Boston and Merrill Lynch
Note Ratings:	The Notes are expected to receive the ratings from [Moody's Investors Service, Inc., Standard & Poor's, a division of the McGraw Hill Companies, and Fitch, Inc.] ascribed on page 1.
Senior Notes:	The Class 1-A, Class 2-A1, 2-A2 and Class A-IO Notes
Mezzanine and Subordinate Notes:	The Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes
Expected Pricing Date:	Week of September [8th], 2003
Expected Closing Date:	October [7th], 2003
Statistical Cut-off Date:	August 1st, 2003
Cut-Off Date:	September [1st], 2003
Payment Date:	25th of each month, or if such day is not a business day the next succeeding business day. (First Payment Date: October 27th, 2003)
Dated Date:	October [7th], 2003
Delay Days:	0 days
Day Count:	The Notes (excluding the Class A-IO Notes) will accrue interest on an Actual/360 basis. The Class A-IO Notes will accrue interest on a 30/360 basis.
Denominations:	Minimum $25,000; increments $1 in excess thereof for the Senior Notes. Minimum $100,000; increments of $1,000 in excess thereof for the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.
Accrual Period:	The "Accrual Period" for any Class of Notes for each Payment Date will be the one-month period beginning on the immediately preceding Payment Date (or on the Dated Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Payment Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Preliminary Summary of Terms (Continued)	
Due Period:	The period from the 2nd day of the immediately preceding calendar month through the 1st day of the current calendar month.
Clearing:	DTC, Clearstream and Euroclear.
Tax Status:	The Notes are anticipated to be treated as debt for Federal income tax purposes, and an opinion will be delivered to that effect from counsel acceptable to the underwriters. Alternatively, a REMIC election may be made, in which case the Notes will be treated as REMIC regular interests for Federal income tax purposes. Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.
ERISA Eligibility:	The Notes are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement.
SMMEA Eligibility:	None of the Notes are expected to SMMEA eligible.
Mortgage Loans:	As of the Statistical Cut-off Date, the Collateral Group consists of 2,687 loans (the Mortgage Loans) with an aggregate principal balance of $486,349,491 of fixed, adjustable, fully amortizing and balloon loans secured by first liens on primarily 1 - 4 family properties. Approximately 82.46% of the Mortgage Loans will be subject to prepayment penalties and approximately 39.53% of the Mortgage Loans require interest only during their first 5 years. The Mortgage Loans are composed of Group 1 and Group 2. Group 1 will consist of those Mortgage Loans with original principal balances which do not exceed the applicable Freddie Mac maximum original loan limitations for one- to four- family mortgaged properties. Group 2 will consist of mortgage loans which may be less than, equal to or in excess of, those loan balance limitations. For collateral statistics please see the "Collateral Summary" herein. Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.
Optional Termination:	On the Payment Date on which the aggregate unpaid principal balance of the Mortgage Loans, prior to giving effect to any principal distributions for that period, is less than 10% of the aggregate principal balance of the Mortgage Loans on the Cut-off Date, Fieldstone Mortgage Company ("Fieldstone"), as owner of the servicing rights, will have the option to purchase the remaining Mortgage Loans from the trust. If on the following Payment Date, Fieldstone Mortgage has not exercised its Optional Termination right the margin for the Class A1, Class 2-A1 and Class 2-A2 Notes will double and the margins for the remaining classes will be multiplied by 1.5.
Servicing Fee Rate:	50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Preliminary Summary of Terms (Continued)

Master Servicer and Trust Adminstrator Fee Rate: 0.25 basis point per annum (0.0025 %) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.

Owner Trustee Fee: $[3,000] per annum, payable monthly.

Note Rate: The Note Rate on each class of Notes (excluding the Class A-IO Notes) is equal to the lesser of (i) the related Pass-Through Rate and (ii) the applicable Net Funds Cap. The Class A-IO Notes will accrue at a fixed rate of 6.00%

Class A-IO Notional: The Class A-IO Notional Amount will consist of two components, one from each Collateral Group. The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Group Mortgage Loan Balance and the following schedule:

Payment Dates	Class A-IO(1) Notional Amount	Class A-IO(2) Notional Amount	Class A-IO Total Notional Amount
1 – 6	$[94,344,329]	$[25,655,671]	$[120,000,000]
7 – 12	$[70,758,247]	$[19,241,753]	$[90,000,000]
13 - 18	$[23,586,082]	$[6,413,918]	$[30,000,000]

On and after the 19th Payment Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Notes from both of the Collateral Groups. The A-IO(1) Component Notional Amount will be approximately [78.62]% of the aggregate Class A-IO Notional Amount on the Closing Date. The A-IO(2) Component Notional Amount will be approximately [21.38]% of the aggregate Class A-IO Notional Amount on the Closing Date.

Pass - Through Rate: With respect to the Notes (excluding the Class A-IO), a per annum rate equal to one-month LIBOR *plus* the applicable margin for each class.

Group 1 Senior Net Funds Cap: For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 Mortgage Loan balance as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.

Group 2 Senior Net Funds Cap: For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 Mortgage Loan as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.

Mezzanine and Subordinate Class Net Funds Cap: For any Payment Date will be the weighted average of the Group 1 Net Funds Cap and the Group 2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, ... and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)	
Group Subordinate Amount:	For each Group on each Payment Date, is equal to the excess of the Group's Mortgage Loan Balance as of the end of the second preceding Due Period over the unpaid principal balance of the Class A1 Note (in the case of Group 1) or Class 2-A1 and Class 2-A2 Notes (in the Case of Group 2) immediately prior to such Payment Date.
Optimal Interest Amount:	For each Group on each Payment Date, will be equal to the amount by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates of the Group's Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (B) the Group's Mortgage Loan Balance as of the end of the second preceeding Due Period exceeds (2) (I) in the case of the first 18 Payment Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group Mortgage Loan balance as of the end of the second preceding Due Periodand (II) thereafter, zero.
Aggregate Expense Rate:	For any Mortgage Loan equals the sum of the related Servicing Fee Rate, the Master Servicing and Trust Administrator Fee Rate and the Owner Trustee Fee, expressed as a percentage of the aggregate Mortgage Loan Balance (the "Pool Balance") as of the end of the second preceding Due Period.
Net Mortgage Rate:	The Mortgage Loan Rate *minus* the Aggregate Expense Rate.
Current Interest:	The interest accrued during the related Accrual Period at the applicable Note Rate.
Basis Risk Shortfall Amount:	To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Pass-Through Rate. Such amounts are payable to the extent of available funds, as described herein.
Credit Enhancement:	For all of the Notes consists of the following: • Excess Interest • Overcollateralization. Additionally, credit enhancement will initially be provided by subordination to the: • Senior Notes from the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M1 Notes from the Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M2 Notes from the Class M3, Class M4, Class M5 and Class B Notes • Class M3 Notes from the Class M4, Class M5 and Class B Notes • Class M4 Notes from the Class M5 and Class B Notes • Class M5 Notes from the Class B Notes
Overcollateralization:	Excess interest will be used to pay down the Notes so the aggregate loan balance exceeds the aggregate Note balance (Overcollateralization or "OC").

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)	
Overcollateralization Target:	Prior to the Stepdown Date, equal to [2.75]% of the aggregate balance of the Mortgage Loans as of the Cut-Off Date. On or after the Stepdown Date, equal to the lesser of (x) [2.75]% of the Cut-off Date Pool Balance and (y) [5.50]% of the Pool Balance as of the end of the related Due Period, subject to a floor equal to 0.50% of the Cut-Off Date Pool Balance. Provided, however, if a Trigger Event has occurred on the related Payment Date, the Overcollateralization Target is the same as the Overcollateralization Target on the preceding Payment Date.
Senior Enhancement Percentage:	The fraction, expressed as a percentage of (a) the sum of the Mezzanine and Subordinate Notes and the Overcollateralization as of the immediately preceding Payment Date divided by (b) the Pool Balance as of the end of the second preceding Due Period.
Trigger Event:	A Trigger Event will have occurred if either of (i) the Delinquency Trigger or (ii) the Cumulative Loss Trigger as of such Payment Date have occurred
Delinquency Trigger:	The Delinquency Trigger will have occurred if the three month rolling average of the 60+ Day Delinquency percentage (including bankruptcy, foreclosure and REO) for the three prior Due Periods exceeds 40% of the Senior Enhancement Percentage for such Payment Date
Cumulative Loss Trigger:	The Cumulative Loss Trigger will have occurred if the cumulative realized losses as of such Payment Date exceed the following percentages of the Cut-Off Date Pool Balance. Trigger levels reflect beginning of period requirements. The Cumulative Loss Trigger percentage will build from its beginning Payment Date percentage to the next specified Payment Date percentage in 11 equal increments.

Payment Date	Percentage
37	[3.25]%
49	[5.00]%
61	[6.00]%
73 +	[6.25]%

Stepdown Date:	The later to occur of: (i) the Payment Date occurring is September 2006 and (ii) the first Payment Date on which the Senior Credit Enhancement equals or exceeds 40%.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	4.87	3.28	**2.38**	1.75	1.26
Window (mos)	1-174	1-120	**1-89**	1-69	1-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class 2-A1					
Avg. Life (yrs)	2.98	1.97	**1.40**	1.06	0.85
Window (mos)	1-100	1-67	**1-49**	1-30	1-24
Expected Final Mat.	12/25/2011	3/25/2009	**9/25/2007**	2/25/2006	8/25/2005
Class 2-A2					
Avg. Life (yrs)	12.18	8.29	**6.12**	4.40	2.82
Window (mos)	100-174	67-120	**49-89**	30-69	24-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M1					
Avg. Life (yrs)	9.61	6.50	**4.95**	4.41	4.52
Window (mos)	57-174	37-120	**39-89**	43-69	49-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M2					
Avg. Life (yrs)	9.61	6.50	**4.90**	4.16	3.94
Window (mos)	57-174	37-120	**37-89**	39-69	42-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M3					
Avg. Life (yrs)	9.61	6.50	**4.88**	4.07	3.71
Window (mos)	57-174	37-120	**37-89**	38-69	40-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M4					
Avg. Life (yrs)	9.61	6.50	**4.88**	4.04	3.63
Window (mos)	57-174	37-120	**37-89**	38-69	39-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	9.61	6.50	**4.86**	4.01	3.58
Window (mos)	57-174	37-120	**36-89**	37-69	38-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class B					
Avg. Life (yrs)	9.61	6.50	**4.86**	4.00	3.54
Window (mos)	57-174	37-120	**36-89**	37-69	37-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008

(1) 100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.
(2) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.19	3.53	**2.58**	1.91	1.36
Window (mos)	1-319	1-250	**1-191**	1-152	1-122
Expected Final Mat.	3/25/2030	6/25/2024	**7/25/2019**	4/25/2016	10/25/2013
Class 2-A1					
Avg. Life (yrs)	2.98	1.97	**1.40**	1.06	0.85
Window (mos)	1-100	1-67	**1-49**	1-30	1-24
Expected Final Mat.	12/25/2011	3/25/2009	**9/25/2007**	2/25/2006	8/25/2005
Class 2-A2					
Avg. Life (yrs)	13.90	9.62	**7.13**	5.21	3.38
Window (mos)	100-322	67-253	**49-194**	30-154	24-124
Expected Final Mat.	6/25/2030	9/25/2024	**10/25/2019**	6/25/2016	12/25/2013
Class M1					
Avg. Life (yrs)	10.44	7.15	**5.45**	4.80	5.07
Window (mos)	57-290	37-215	**39-163**	43-128	49-103
Expected Final Mat.	10/25/2027	7/25/2021	**3/25/2017**	4/25/2014	3/25/2012
Class M2					
Avg. Life (yrs)	10.37	7.09	**5.35**	4.51	4.22
Window (mos)	57-272	37-197	**37-149**	39-117	42-94
Expected Final Mat.	4/25/2026	1/25/2020	**1/25/2016**	5/25/2013	6/25/2011
Class M3					
Avg. Life (yrs)	10.28	7.01	**5.26**	4.37	3.94
Window (mos)	57-246	37-176	**37-131**	38-103	40-82
Expected Final Mat.	2/25/2024	4/25/2018	**7/25/2014**	3/25/2012	6/25/2010
Class M4					
Avg. Life (yrs)	10.18	6.94	**5.20**	4.29	3.83
Window (mos)	57-232	37-165	**37-123**	38-96	39-77
Expected Final Mat.	12/25/2022	5/25/2017	**11/25/2013**	8/25/2011	1/25/2010
Class M5					
Avg. Life (yrs)	10.06	6.84	**5.11**	4.21	3.74
Window (mos)	57-216	37-152	**36-113**	37-88	38-71
Expected Final Mat.	8/25/2021	4/25/2016	**1/25/2013**	12/25/2010	7/25/2009
Class B					
Avg. Life (yrs)	9.86	6.69	**5.00**	4.11	3.62
Window (mos)	57-203	37-142	**36-105**	37-82	37-66
Expected Final Mat.	7/25/2020	6/25/2015	**5/25/2012**	6/25/2010	2/25/2009

(1) 100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.
(2) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
5.60440	5.95
5.62003	5.46
5.63565	4.97
5.65128	4.48
5.66690	4.00
5.68253	3.52
5.69815	3.04
5.71378	2.57
5.72940	2.10
Mod. Dur.	0.57[3]

(1) Shown at the Note pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 5.6690% plus accrued interest.
(4) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.96641	10.37547
2	N/A	N/A	32	9.03942	9.49546
3	N/A	N/A	33	9.33935	9.81078
4	N/A	N/A	34	9.03674	9.49314
5	N/A	N/A	35	9.33657	9.80837
6	N/A	N/A	36	9.03405	9.49080
7	N/A	N/A	37	9.80887	10.18193
8	N/A	N/A	38	10.18809	10.67837
9	N/A	N/A	39	9.85770	10.33238
10	N/A	N/A	40	10.18449	10.67521
11	N/A	N/A	41	9.85422	10.32932
12	N/A	N/A	42	9.85247	10.32779
13	N/A	N/A	43	11.75643	12.19346
14	N/A	N/A	44	10.65962	11.14551
15	N/A	N/A	45	11.01274	11.51511
16	N/A	N/A	46	10.65536	11.14179
17	N/A	N/A	47	11.00833	11.51125
18	N/A	N/A	48	10.65108	11.13805
19	N/A	N/A	49	10.66068	11.14089
20	N/A	N/A	50	11.01850	11.52022
21	N/A	N/A	51	10.66090	11.14672
22	N/A	N/A	52	11.01403	11.51632
23	N/A	N/A	53	10.65658	11.14294
24	N/A	N/A	54	10.65441	11.14104
25	8.12121	8.31036	55	11.39001	11.90915
26	8.51192	8.97614	56	10.65751	11.14838
27	8.23638	8.68576	57	11.01051	11.51802
28	8.50994	8.97443	58	10.65314	11.14456
29	8.23446	8.68410	59	11.00599	11.51407
30	8.23350	8.68327	60	10.64876	11.14074

(1) Based on 6 month Libor of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

(3) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Summary (Aggregate Pool, as of Statistical Cut-off Date)*			
Total Number of Loans	2,687	**Geographic Distribution**	
Total Outstanding Loan Balance	$486,349,491.40	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	$181,000.93		
Fixed Rate	12.21%		
Adjustable Rate	87.79%	California	49.25%
Prepayment Penalty Coverage	82.46%	Illinois	9.18%
Weighted Average Coupon	6.941%	Colorado	8.16%
Weighted Average Margin	5.655%		
Weighted Average Initial Periodic Cap	2.998%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.000%	Zip Code (City) – 92592 (Temecula, CA)	0.64%
Weighted Average Maximum Rate	12.833%		
Weighted Average Floor	6.831%	**Occupancy Status**	
Weighted Average Original Term (mo.)	356	Primary Home	93.25%
Weighted Average Remaining Term (mo.)	356	Investment	6.46%
Weighted Average LTV	82.25%	Second Home	0.29%
Weighted Average CLTV	83.82%		
Weighted Average FICO	653	**Loan Purpose**	
Weighted Average DTI	41.58%	Purchase	62.00%
		Cashout Refinance	26.15%
Product Type		Rate/Term Refinance	11.85%
2/28 ARM (Libor)	86.58%		
Fixed Rate	10.36%	**Lien Position**	
Balloon	1.85%	First Lien	98.30%
3/27 ARM (Libor)	1.20%	Second Lien	1.70%
Prepayment Penalty (years)		**Interest Only Loans**	39.53%
None	17.54%	**Weighted Average Remaining Interest Only Period (mo.)**	59.95%
0.5	0.77%		
1.0	1.19%		
1.5	0.04%		
2.0	71.74%		
2.5	1.32%		
3.0	7.41%		

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,* lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances

Current Balance	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.01 - 50,000.00	147	5,820,095.00	1.20
50,000.01 - 100,000.00	555	41,831,362.00	8.60
100,000.01 - 150,000.00	554	69,156,424.50	14.22
150,000.01 - 200,000.00	415	72,360,287.00	14.88
200,000.01 - 250,000.00	366	81,937,539.00	16.85
250,000.01 - 300,000.00	284	77,393,970.90	15.91
300,000.01 - 350,000.00	147	47,510,795.00	9.77
350,000.01 - 400,000.00	134	50,510,123.00	10.39
400,000.01 - 450,000.00	35	14,847,964.00	3.05
450,000.01 - 500,000.00	42	20,223,731.00	4.16
500,000.01 - 550,000.00	2	1,088,000.00	0.22
550,000.01 - 600,000.00	2	1,110,400.00	0.23
600,000.01 - 650,000.00	4	2,558,800.00	0.53
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 27,150.00
Maximum: 650,000.00
Average: 181,000.93

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc.,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	46	12,732,620.00	2.62
5.501 - 6.000	309	84,096,645.00	17.29
6.001 - 6.500	409	97,967,801.00	20.14
6.501 - 7.000	567	112,482,986.00	23.13
7.001 - 7.500	405	68,183,321.90	14.02
7.501 - 8.000	406	58,185,875.00	11.96
8.001 - 8.500	188	23,899,823.00	4.91
8.501 - 9.000	139	15,707,491.50	3.23
9.001 - 9.500	42	3,327,404.00	0.68
9.501 - 10.000	23	1,673,025.00	0.34
10.001 - 10.500	143	7,433,159.00	1.53
10.501 - 11.000	10	659,340.00	0.14
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 6.941

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity

Original Term	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity

Stated Remaining Term	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 356

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio

LTV (Calc)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
5.001 - 10.000	17	577,650.00	0.12
10.001 - 15.000	50	2,521,882.00	0.52
15.001 - 20.000	89	5,030,651.00	1.03
20.001 - 25.000	3	188,299.00	0.04
25.001 - 30.000	1	50,000.00	0.01
30.001 - 35.000	5	380,671.00	0.08
35.001 - 40.000	1	58,000.00	0.01
40.001 - 45.000	1	76,500.00	0.02
45.001 - 50.000	10	1,483,322.00	0.31
50.001 - 55.000	18	2,280,350.00	0.47
55.001 - 60.000	20	2,638,700.00	0.54
60.001 - 65.000	24	3,441,339.00	0.71
65.001 - 70.000	81	11,887,593.00	2.44
70.001 - 75.000	151	25,181,775.50	5.18
75.001 - 80.000	915	182,044,964.00	37.43
80.001 - 85.000	511	107,177,459.00	22.04
85.001 - 90.000	531	95,731,809.90	19.68
90.001 - 95.000	56	11,887,919.00	2.44
95.001 - 100.000	203	33,710,607.00	6.93
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 82.427

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio			
Combined CLTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
20.001 - 30.000	3	188,000.00	0.04
30.001 - 40.000	5	370,000.00	0.08
40.001 - 50.000	11	1,559,822.00	0.32
50.001 - 60.000	38	4,919,050.00	1.01
60.001 - 70.000	105	15,328,932.00	3.15
70.001 - 80.000	1,066	207,226,739.50	42.61
80.001 - 90.000	1,043	202,994,268.90	41.74
90.001 - 100.000	416	53,762,679.00	11.05
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 21.19
Maximum: 100.00
Weighted Average: 83.818

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	263	37,003,532.50	7.61
551 - 600	408	64,357,128.00	13.23
601 - 650	625	113,435,705.90	23.32
651 - 700	840	165,251,462.00	33.98
701 - 750	410	80,487,943.00	16.55
751 - 800	139	25,664,920.00	5.28
801 >=	2	148,800.00	0.03
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 502
Maximum: 816
Weighted Average: 653

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	2,529	478,100,338.40	98.30
2nd Lien	158	8,249,153.00	1.70
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	1,594	301,544,686.40	62.00
Cash Out Refinance	770	127,186,289.00	26.15
Rate/Term Refinance	323	57,618,516.00	11.85
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California - South	724	164,431,132.00	33.81
California - North	302	75,077,460.00	15.44
Illinois	288	44,644,518.00	9.18
Colorado	214	39,705,006.00	8.16
Arizona	156	22,998,381.00	4.73
Florida	133	19,882,071.90	4.09
Texas	150	16,516,863.50	3.40
Massachusetts	54	12,840,300.00	2.64
Washington	80	12,359,524.00	2.54
Utah	42	7,752,786.00	1.59
Michigan	50	7,411,351.00	1.52
Maryland	38	7,402,857.00	1.52
Virginia	29	6,787,273.00	1.40
Iowa	76	6,425,942.00	1.32
Missouri	62	5,772,340.00	1.19
Nevada	27	4,765,487.00	0.98
Kansas	41	4,574,490.00	0.94
New Jersey	27	4,502,450.00	0.93
Minnesota	20	3,305,945.00	0.68
Tennessee	31	2,814,503.00	0.58
Oregon	15	2,190,000.00	0.45
Indiana	18	2,127,891.00	0.44
Wisconsin	9	1,099,200.00	0.23
Mississippi	6	953,291.00	0.20
Pennsylvania	6	936,350.00	0.19
North Carolina	9	923,034.00	0.19
Arkansas	9	836,989.00	0.17
Connecticut	4	831,200.00	0.17
Idaho	8	809,182.00	0.17
South Carolina	11	788,919.00	0.16
Other	48	4,882,755.00	1.00
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, *and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering* Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	50	8,755,545.00	2.05
5.001 - 5.500	1,202	254,344,811.00	59.57
5.501 - 6.000	556	108,298,692.00	25.37
6.001 - 6.500	429	55,473,273.40	12.99
7.001 - 7.500	1	73,800.00	0.02
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap

Initial Periodic Rate Cap	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	3	645,605.00	0.15
3.000	2,235	426,300,516.40	99.85
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.998

Periodic Cap

Periodic Rate Cap	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	2,238	426,946,121.40	100.00
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.13
11.001 - 11.500	42	11,827,100.00	2.77
11.501 - 12.000	303	82,353,113.00	19.29
12.001 - 12.500	375	89,050,713.00	20.86
12.501 - 13.000	501	97,535,359.00	22.85
13.001 - 13.500	368	61,102,231.90	14.31
13.501 - 14.000	341	49,019,899.00	11.48
14.001 - 14.500	152	19,459,142.00	4.56
14.501 - 15.000	106	12,093,027.50	2.83
15.001 - 15.500	33	2,690,040.00	0.63
15.501 - 16.000	11	983,296.00	0.23
16.001 - 16.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.833

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	44	12,372,700.00	2.90
5.501 - 6.000	303	82,353,113.00	19.29
6.001 - 6.500	376	89,505,713.00	20.96
6.501 - 7.000	501	97,535,359.00	22.85
7.001 - 7.500	367	60,647,231.90	14.21
7.501 - 8.000	342	49,075,699.00	11.50
8.001 - 8.500	153	19,593,947.00	4.59
8.501 - 9.000	105	12,037,227.50	2.82
9.001 - 9.500	32	2,555,235.00	0.60
9.501 - 10.000	11	983,296.00	0.23
10.001 - 10.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.831

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	7	1,171,500.00	0.27
2005-07	242	45,769,075.00	10.72
2005-08	971	192,880,703.40	45.18
2005-09	988	181,267,725.00	42.46
2006-07	2	198,600.00	0.05
2006-08	12	2,272,212.00	0.53
2006-09	16	3,386,306.00	0.79
Total:	**2,238**	**426,946,121.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Summary (Group 2)*			
Total Number of Loans	278	**Geographic Distribution**	
Total Outstanding Loan Balance	103,980,186.00	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	374,029.45		
Fixed Rate	13.07%		
Adjustable Rate	86.93%	California	72.07%
Prepayment Penalty Coverage	88.15%		
Weighted Average Coupon	6.50%	**Largest Zip Code Concentration**	
Weighted Average Margin	5.595%	Zip Code (City) – 94513 (Brentwood, CA)	1.91%
Weighted Average Initial Periodic Cap	2.995%		
Weighted Average Periodic Cap	1.000%	**Occupancy Status**	
Weighted Average Maximum Rate	12.420%	Primary Home	96.41%
Weighted Average Floor	6.415%	Investment	3.59%
Weighted Average Original Term (mo.)	357		
Weighted Average Remaining Term (mo.)	357	**Loan Purpose**	
Weighted Average LTV	81.59%	Purchase	73.59%
Weighted Average CLTV	82.39%	Cashout Refinance	18.61%
Weighted Average FICO	663	Rate/Term Refinance	7.80%
Weighted Average DTI	41.96%		
		Lien Position	
Product Type		First Lien	99.04%
2/28 ARM (Libor)	86.12%	Second Lien	0.96%
Fixed Rate	12.11%		
Balloon	0.96%	**Interest Only Loans**	62.72%
3/27 ARM (Libor)	0.81%	**Weighted Average Remaining Interest Only Period (mo.)**	59.91%
Prepayment Penalty (years)			
None	11.85%		
0.5	0.00%		
1.0	1.98%		
2.0	79.36%		
2.5	0.67%		
3.0	6.14%		

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,*

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	4	166,000.00	0.16
50,000.01 - 100,000.00	14	831,652.00	0.80
300,000.01 - 350,000.00	59	19,923,416.00	19.16
350,000.01 - 400,000.00	123	46,382,223.00	44.61
400,000.01 - 450,000.00	31	13,131,164.00	12.63
450,000.01 - 500,000.00	39	18,788,531.00	18.07
500,000.01 - 550,000.00	2	1,088,000.00	1.05
550,000.01 - 600,000.00	2	1,110,400.00	1.07
600,000.01 - 650,000.00	4	2,558,800.00	2.46
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 32,600.00
Maximum 650,000.00
Average: 374,029.45

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	3.82
5.501 - 6.000	84	32,595,916.00	31.35
6.001 - 6.500	66	25,982,211.00	24.99
6.501 - 7.000	62	25,041,517.00	24.08
7.001 - 7.500	21	8,317,686.00	8.00
7.501 - 8.000	13	5,493,725.00	5.28
8.001 - 8.500	3	1,214,109.00	1.17
8.501 - 9.000	1	363,750.00	0.35
9.501 - 10.000	1	32,600.00	0.03
10.001 - 10.500	16	897,452.00	0.86
10.501 - 11.000	1	67,600.00	0.07
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 5.250
Maximum 10.700
Weighted Average: 6.501

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering ... be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 357

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180
Maximum 360
Weighted Average: 357

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, ... used in conjunction with the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	2	67,600.00	0.07
10.001 - 15.000	11	583,592.00	0.56
15.001 - 20.000	5	346,460.00	0.33
50.001 - 55.000	1	500,000.00	0.48
55.001 - 60.000	1	500,000.00	0.48
60.001 - 65.000	1	500,000.00	0.48
65.001 - 70.000	3	1,155,000.00	1.11
70.001 - 75.000	17	7,684,959.00	7.39
75.001 - 80.000	121	49,069,889.00	47.19
80.001 - 85.000	58	21,608,918.00	20.78
85.001 - 90.000	49	18,618,551.00	17.91
90.001 - 95.000	4	1,549,792.00	1.49
95.001 - 100.000	5	1,795,425.00	1.73
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 10.00
Maximum 100.00
Weighted Average: 81.591

Combined Loan-to-Value Ratio			
Combined LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
50.001 - 60.000	2	1,000,000.00	0.96
60.001 - 70.000	4	1,655,000.00	1.59
70.001 - 80.000	138	56,754,848.00	54.58
80.001 - 90.000	107	40,227,469.00	38.69
90.001 - 100.000	27	4,342,869.00	4.18
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 54.35
Maximum 100.00
Weighted Average: 82.393

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering [illegible] herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	6	2,211,500.00	2.13
551 - 600	23	9,077,473.00	8.73
601 - 650	71	27,616,181.00	26.56
651 - 700	113	41,365,769.00	39.78
701 - 750	51	19,055,905.00	18.33
751 - 800	14	4,653,358.00	4.48
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 516
Maximum: 794
Weighted Average.: 663

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	260	102,982,534.00	99.04
2nd Lien	18	997,652.00	0.96
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	209	76,517,837.00	73.59
Cash Out Refinance	49	19,354,999.00	18.61
Rate/Term Refinance	20	8,107,350.00	7.80
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California - South	114	42,624,120.00	40.99
California - North	90	32,314,710.00	31.08
Arizona	12	4,857,358.00	4.67
Colorado	12	4,572,925.00	4.40
Illinois	9	3,535,700.00	3.40
Massachusetts	10	3,353,200.00	3.23
Florida	8	3,283,310.00	3.16
Virginia	6	2,387,200.00	2.30
Utah	4	1,971,000.00	1.90
Maryland	3	1,253,406.00	1.21
Nevada	3	1,196,657.00	1.15
Washington	3	1,126,600.00	1.08
Michigan	2	798,000.00	0.77
Mississippi	1	364,000.00	0.35
Texas	1	342,000.00	0.33
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	2	786,500.00	0.87
5.001 - 5.500	154	60,583,649.00	67.03
5.501 - 6.000	58	23,016,185.00	25.46
6.001 - 6.500	15	6,000,160.00	6.64
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.000
Maximum: 6.250
Weighted Average: 5.595

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	1	455,000.00	0.50
3.000	228	89,931,494.00	99.50
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.995

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	229	90,386,494.00	100.00
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	10	3,973,620.00	4.40
11.501 - 12.000	82	31,863,916.00	35.25
12.001 - 12.500	55	21,744,623.00	24.06
12.501 - 13.000	50	20,048,065.00	22.18
13.001 - 13.500	18	7,008,686.00	7.75
13.501 - 14.000	11	4,573,725.00	5.06
14.001 - 14.500	2	810,109.00	0.90
14.501 - 15.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 11.250
Maximum: 14.875
Weighted Average: 12.420

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, [illegible] must be read in conjunction with the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	4.40
5.501 - 6.000	82	31,863,916.00	35.25
6.001 - 6.500	56	22,199,623.00	24.56
6.501 - 7.000	50	20,048,065.00	22.18
7.001 - 7.500	17	6,553,686.00	7.25
7.501 - 8.000	11	4,573,725.00	5.06
8.001 - 8.500	2	810,109.00	0.90
8.501 - 9.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.415

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering
[illegible] herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	1	498,750.00	0.55
2005-07	25	9,806,735.00	10.85
2005-08	113	44,685,094.00	49.44
2005-09	88	34,555,915.00	38.23
2006-08	1	340,000.00	0.38
2006-09	1	500,000.00	0.55
Total:	**229**	**90,386,494.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

$[488,750,000] (APPROXIMATE)
FIELDSTONE MORTGAGE INVESTMENT CORP.
SERIES 2003-1

To 10% Call

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)[4]
1-A[5]	[316,446,000]	1M Libor	2.38	1-89	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
2-A1[6]	[67,541,000]	1M Libor	1.40	1-49	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
2-A2[6]	[18,513,000]	1M Libor	6.12	49-89	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
A-IO[7]	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/Aaa/AAA
M1	[32,500,000]	1M Libor	4.95	39-89	13.00%	TBD	11/25/2033	AA/Aa2/AA
M2	[26,250,000]	1M Libor	4.90	37-89	7.75%	TBD	11/25/2033	A/A2/A
M3	[8,750,000]	1M Libor	4.88	37-89	6.00%	TBD	11/25/2033	A-/A3/A-
M4	[7,500,000]	1M Libor	4.88	37-89	4.50%	TBD	11/25/2033	BBB+/Baa1/BBB+
M5	[5,000,000]	1M Libor	4.86	36-89	3.50%	TBD	11/25/2033	BBB/Baa2/BBB
B	[6,250,000]	1M Libor	4.86	36-89	2.25%	TBD	11/25/2033	BBB-/Baa3/BBB-

To Maturity

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)[4]
1-A[5]	[316,446,000]	1M Libor	2.58	1-191	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
2-A1[6]	[67,541,000]	1M Libor	1.40	1-49	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
2-A2[6]	[18,513,000]	1M Libor	7.13	49-194	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
A-IO[7]	Notional	6.00%	N/A	N/A	N/A	N/A	3/01/2005	AAA/Aaa/AAA
M1	[32,500,000]	1M Libor	5.45	39-163	13.00%	TBD	11/25/2033	AA/Aa2/AA
M2	[26,250,000]	1M Libor	5.35	37-149	7.75%	TBD	11/25/2033	A/A2/A
M3	[8,750,000]	1M Libor	5.26	37-131	6.00%	TBD	11/25/2033	A-/A3/A-
M4	[7,500,000]	1M Libor	5.20	37-123	4.50%	TBD	11/25/2033	BBB+/Baa1/BBB+
M5	[5,000,000]	1M Libor	5.11	36-113	3.50%	TBD	11/25/2033	BBB/Baa2/BBB
B	[6,250,000]	1M Libor	5.00	36-105	2.25%	TBD	11/25/2033	BBB-/Baa3/BBB-

(1) Subject to a permitted Variance of ± 5%

(2) The Notes will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 120% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR in the first month of each mortgage loan and increasing approximately 1.45% per month to reach 20% CPR in month 12. Notes sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately [2.25]%.

(4) All Classes of Notes will be rated by Moody's, S&P and Fitch.

(5) Class 1-A are the Group 1 Senior Notes.

(6) Class 2-A1 and 2-A2 are the Group 2 Senior Notes.

(7) Class A-IO will be a Senior Interest-Only Note, and will receive interest payments for the first 18 Payment Dates.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
	Christina Barretto	(212) 526-2185
Structuring	Dennis Tsyba	(212) 526-1102

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Origination and Servicing

The Mortgage Loans were originated by Fieldstone Mortgage Company generally according to their origination and underwriting guidelines; and as of the Cut-off Date. Fieldstone may make underwriting exceptions based upon mitigating factors. As of the Cut-off Date the Mortgage Loans will be serviced by Fieldstone Mortgage Company. On or about the Closing Date, Chase Mortgage will assume the role of Servicer.

Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.

Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Principal Payment Priority

At the Senior level, the collateral is divided into two Groups, Group 1 and Group 2.

<u>Prior to the Stepdown Date, and whenever a Trigger Event is in effect:</u>

From Group 1:

1) principal will be paid to the Class 1-A Notes;
2) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated *sequentially* to the Class 2-A1 and Class 2-A2 Notes; and
3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

From Group 2:

1) principal will be paid sequentially to the Class 2-A1 and Class 2-A2 Notes;
2) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes; and
3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

<u>On or after the Stepdown Date and as long as a Trigger Event is not in effect</u>

1) principal will be first allocated concurrently to the Class 1-A Notes from Group 1 and sequentially to the Class 2-A1 and Class 2-A2 Notes from Group 2 until the aggregate targeted Senior Enhancement Percentage is reached.
2) a) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated sequentially to the Class 2-A1 and Class 2-A2 Notes until the aggregate targeted Senior Enhancement Percentage is reached;

 b) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes until the aggregate targeted Senior Enhancement Percentage is reached;
3) principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes so that the credit enhancement behind each class equals twice the respective Initial Credit Enhancement Percentage for each class, as a percentage of the current aggregate Mortgage Loan balance subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Interest Payment Priority

On each Payment Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(i) To pay fees: for both Group 1 and Group 2, Servicing Fee, Master Servicer and Trust Administrator Fee and Owner Trustee Fee;

(ii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A Notes and the A-IO(1) Component from Group 1 Interest;

(iii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, Class 2-A2 Notes and the A-IO(2) Component from Group 2 Interest;

(iv) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(v) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(vi) Any interest remaining after the application of (i) through (v) above will be deemed excess interest for such Payment Date and will be distributed as principal according to the respective principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(vii) To pay concurrently pro rata based on the amounts of Basis Risk Shortfall with respect to each Class after giving effect to distributions already made on such Payment Date, to the Senior Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Caps[1];

(viii) To pay sequentially to Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts to the extent not covered by the Interest Rate Caps[1];

(ix) To pay sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes the amount of any allocated Realized Losses remaining unpaid; and

(x) To pay remaining amounts to the holder of the Class X Note. [1]

[1] Any amounts received with respect to the Interest Rate Cap will be allocated in steps (vii), (viii) and (x), in that order of priority.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and fixed rate mortgage loans. The cap is not subordinated to losses.

The interest rate cap will be in place during the first 24 months and will have a series of strike rates. Its notional balance will be a fixed amortization schedule based on all of the Mortgage Loans.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Strike Rate (%)	Approximate Notional Balance ($)	Month	Strike Rate (%)	Approximate Notional Balance ($)
1	-	-	13	2.1939	415,678,000
2	1.1712	485,321,000	14	2.3907	404,481,000
3	1.1981	483,756,000	15	2.5680	393,683,000
4	1.2235	480,930,000	16	2.7435	383,305,000
5	1.2504	477,304,000	17	2.8526	373,312,000
6	1.3050	472,548,000	18	3.0135	363,661,000
7	1.3967	466,584,000	19	3.1433	354,296,000
8	1.5075	460,046,000	20	3.3006	345,211,000
9	1.6256	452,853,000	21	3.4597	336,379,000
10	1.7747	444,931,000	22	3.5640	328,272,000
11	1.9151	436,170,000	23	3.6563	320,781,000
12	2.0517	426,458,000	24	3.8103	313,813,000

On each Payment Date, the cap provider will make payments equal to the product of (a) the Cap Notional Amount for that month, (b) the excess, if any, of one month LIBOR for such Payment Date over the applicable strike rate, and (c) the number of days in the corresponding accrual period divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

<table>
<tr><td rowspan="2">1-A
Aaa/AAA/AAA
Libor Floater
(Group 1)</td><td>2-A1
Aaa/AAA/AAA
Libor Floater
(Group 2)</td><td rowspan="2">A-IO
Aaa/AAA/AAA
6.00% Interest
Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2</td></tr>
<tr><td>2-A2
Aaa/AAA/AAA
Libor Floater
(Group 2)</td></tr>
<tr><td colspan="3">M1
Aa2/AA/AA
Libor Floater</td><td rowspan="6">Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="3">M2
A2/A/A
Libor Floater</td></tr>
<tr><td colspan="3">M3
A3/A-/A-
Libor Floater</td></tr>
<tr><td colspan="3">M4
Baa1/BBB+/BBB+
Libor Floater</td></tr>
<tr><td colspan="3">M5
Baa2/BBB/BBB
Libor Floater</td></tr>
<tr><td colspan="3">B
Baa3/BBB-/BBB-
Libor Floater</td></tr>
</table>

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Preliminary Summary of Terms	
Issuer:	Fieldstone Mortgage Securities Trust, Series 2003-1
Depositor:	Structured Asset Securities Corporation
Seller:	Fieldstone Mortgage Company ("Fieldstone")
Master Servicer and Trust Administrator:	Wells Fargo Bank, N.A. (Minnesota)
Servicer:	Chase Mortgage ("Chase"). Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.
Indenture Trustee:	HSBC Bank USA
Owner Trustee:	[TBD]
Custodian:	Wells Fargo Bank, N.A. (Minnesota)
Lead Manager:	Lehman Brothers
Co-Managers:	Credit Suisse First Boston and Merrill Lynch
Note Ratings:	The Notes are expected to receive the ratings from [Moody's Investors Service, Inc., Standard & Poor's, a division of the McGraw Hill Companies, and Fitch, Inc.] ascribed on page 1.
Senior Notes:	The Class 1-A, Class 2-A1, 2-A2 and Class A-IO Notes
Mezzanine and Subordinate Notes:	The Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes
Expected Pricing Date:	Week of September [8th], 2003
Expected Closing Date:	October [7th], 2003
Statistical Cut-off Date:	August 1st, 2003
Cut-Off Date:	September [1st], 2003
Payment Date:	25th of each month, or if such day is not a business day the next succeeding business day. (First Payment Date: October 27th, 2003)
Dated Date:	October [7th], 2003
Delay Days:	0 days
Day Count:	The Notes (excluding the Class A-IO Notes) will accrue interest on an Actual/360 basis. The Class A-IO Notes will accrue interest on a 30/360 basis.
Denominations:	Minimum $25,000; increments $1 in excess thereof for the Senior Notes. Minimum $100,000; increments of $1,000 in excess thereof for the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.
Accrual Period:	The "Accrual Period" for any Class of Notes for each Payment Date will be the one-month period beginning on the immediately preceding Payment Date (or on the Dated Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Payment Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Preliminary Summary of Terms (Continued)	
Due Period:	The period from the 2nd day of the immediately preceding calendar month through the 1st day of the current calendar month.
Clearing:	DTC, Clearstream and Euroclear.
Tax Status:	The Notes are anticipated to be treated as debt for Federal income tax purposes, and an opinion will be delivered to that effect from counsel acceptable to the underwriters. Alternatively, a REMIC election may be made, in which case the Notes will be treated as REMIC regular interests for Federal income tax purposes. Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.
ERISA Eligibility:	The Notes are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement.
SMMEA Eligibility:	None of the Notes are expected to SMMEA eligible.
Mortgage Loans:	As of the Statistical Cut-off Date, the Collateral Group consists of 2,687 loans (the Mortgage Loans) with an aggregate principal balance of $486,349,491 of fixed, adjustable, fully amortizing and balloon loans secured by first liens on primarily 1 - 4 family properties. Approximately 82.46% of the Mortgage Loans will be subject to prepayment penalties and approximately 39.53% of the Mortgage Loans require interest only during their first 5 years. The Mortgage Loans are composed of Group 1 and Group 2. Group 1 will consist of those Mortgage Loans with original principal balances which do not exceed the applicable Freddie Mac maximum original loan limitations for one- to four- family mortgaged properties. Group 2 will consist of mortgage loans which may be less than, equal to or in excess of, those loan balance limitations. For collateral statistics please see the "Collateral Summary" herein. Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.
Optional Termination:	On the Payment Date on which the aggregate unpaid principal balance of the Mortgage Loans, prior to giving effect to any principal distributions for that period, is less than 10% of the aggregate principal balance of the Mortgage Loans on the Cut-off Date, Fieldstone Mortgage Company ("Fieldstone"), as owner of the servicing rights, will have the option to purchase the remaining Mortgage Loans from the trust. If on the following Payment Date, Fieldstone Mortgage has not exercised its Optional Termination right the margin for the Class A1, Class 2-A1 and Class 2-A2 Notes will double and the margins for the remaining classes will be multiplied by 1.5.
Servicing Fee Rate:	50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering

Preliminary Summary of Terms (Continued)	
Master Servicer and Trust Adminstrator Fee Rate:	0.25 basis point per annum (0.0025 %) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.
Owner Trustee Fee:	$[3,000] per annum, payable monthly.
Note Rate:	The Note Rate on each class of Notes (excluding the Class A-IO Notes) is equal to the lesser of (i) the related Pass-Through Rate and (ii) the applicable Net Funds Cap. The Class A-IO Notes will accrue at a fixed rate of 6.00%
Class A-IO Notional:	The Class A-IO Notional Amount will consist of two components, one from each Collateral Group. The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Group Mortgage Loan Balance and the following schedule:

Payment Dates	Class A-IO(1) Notional Amount	Class A-IO(2) Notional Amount	Class A-IO Total Notional Amount
1 – 6	$[94,344,329]	$[25,655,671]	$[120,000,000]
7 – 12	$[70,758,247]	$[19,241,753]	$[90,000,000]
13 - 18	$[23,586,082]	$[6,413,918]	$[30,000,000]

On and after the 19th Payment Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Notes from both of the Collateral Groups. The A-IO(1) Component Notional Amount will be approximately [78.62]% of the aggregate Class A-IO Notional Amount on the Closing Date. The A-IO(2) Component Notional Amount will be approximately [21.38]% of the aggregate Class A-IO Notional Amount on the Closing Date.

Pass - Through Rate:	With respect to the Notes (excluding the Class A-IO), a per annum rate equal to one-month LIBOR *plus* the applicable margin for each class.
Group 1 Senior Net Funds Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 Mortgage Loan balance as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Group 2 Senior Net Funds Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 Mortgage Loan as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Mezzanine and Subordinate Class Net Funds Cap:	For any Payment Date will be the weighted average of the Group 1 Net Funds Cap and the Group 2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Preliminary Summary of Terms (Continued)	
Group Subordinate Amount:	For each Group on each Payment Date, is equal to the excess of the Group's Mortgage Loan Balance as of the end of the second preceding Due Period over the unpaid principal balance of the Class A1 Note (in the case of Group 1) or Class 2-A1 and Class 2-A2 Notes (in the Case of Group 2) immediately prior to such Payment Date.
Group 1 Effective Payable Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) (i) the Group 1 Optimal Interest Amount (as defined below) *plus* (ii) payments of interest from the cap provider (as described below) for such date multiplied by the ratio of (x) the aggregate Group 1 Mortgage Loan balance for the immediately preceding Payment Date over (y) the aggregate Group 1 Mortgage Loan balance as of the end of the second preceding Due Period and (2) 12, and the denominator of which is the aggregate Group 1 Mortgage Loan balance for the immediately preceding Payment Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Group 2 Effective Payable Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) (i) the Group 2 Optimal Interest Amount (as defined below) *plus* (ii) payments of interest from the cap provider (as described below) for such date multiplied by the ratio of (x) the aggregate Group 2 Mortgage Loan balance for the immediately preceding Payment Date over (y) the aggregate Group 2 Mortgage Loan balance as of the end of the second preceding Due Period and (2) 12, and the denominator of which is the aggregate Group 2 Mortgage Loan balance for the immediately preceding Payment Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Mezzanine and Subordinate Class Effective Payable Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Amount (as defined below) *plus* payments of interest from the cap provider (as described below) for such date and (2) 12, and the denominator of which is the aggregate of the Group 1 and Group 2 Mortgage Loan balances (the "Pool Balance") as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Optimal Interest Amount:	For each Group on each Payment Date, will be equal to the amount by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates of the Group's Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (B) the Group's Mortgage Loan Balance as of the end of the second preceeding Due Period exceeds (2) (I) in the case of the first 18 Payment Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group Mortgage Loan balance as of the end of the second preceding Due Periodand (II) thereafter, zero.
Aggregate Expense Rate:	For any Mortgage Loan equals the sum of the related Servicing Fee Rate, the Master Servicing and Trust Administrator Fee Rate and the Owner Trustee Fee, expressed as a percentage of the aggregate Mortgage Loan Balance (the "Pool Balance") as of the end of the second preceding Due Period.
Net Mortgage Rate:	The Mortgage Loan Rate *minus* the Aggregate Expense Rate.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities

Preliminary Summary of Terms (Continued)	
Current Interest:	The interest accrued during the related Accrual Period at the applicable Note Rate.
Basis Risk Shortfall Amount:	To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Pass-Through Rate. Such amounts are payable to the extent of available funds, as described herein.
Credit Enhancement:	For all of the Notes consists of the following: • Excess Interest • Overcollateralization. Additionally, credit enhancement will initially be provided by subordination to the: • Senior Notes from the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M1 Notes from the Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M2 Notes from the Class M3, Class M4, Class M5 and Class B Notes • Class M3 Notes from the Class M4, Class M5 and Class B Notes • Class M4 Notes from the Class M5 and Class B Notes • Class M5 Notes from the Class B Notes
Overcollateralization:	Excess interest will be used to pay down the Notes so the aggregate loan balance exceeds the aggregate Note balance (Overcollateralization or "OC").
Overcollateralization Target:	Prior to the Stepdown Date, equal to [2.75]% of the aggregate balance of the Mortgage Loans as of the Cut-Off Date. On or after the Stepdown Date, equal to the lesser of (x) [2.75]% of the Cut-off Date Pool Balance and (y) [5.50]% of the Pool Balance as of the end of the related Due Period, subject to a floor equal to 0.50% of the Cut-Off Date Pool Balance. Provided, however, if a Trigger Event has occurred on the related Payment Date, the Overcollateralization Target is the same as the Overcollateralization Target on the preceding Payment Date.
Senior Enhancement Percentage:	The fraction, expressed as a percentage of (a) the sum of the Mezzanine and Subordinate Notes and the Overcollateralization as of the immediately preceding Payment Date divided by (b) the Pool Balance as of the end of the second preceding Due Period.
Trigger Event:	A Trigger Event will have occurred if either of (i) the Delinquency Trigger or (ii) the Cumulative Loss Trigger as of such Payment Date have occurred
Delinquency Trigger:	The Delinquency Trigger will have occurred if the three month rolling average of the 60+ Day Delinquency percentage (including bankruptcy, foreclosure and REO) for the three prior Due Periods exceeds [50]% of the Senior Enhancement Percentage for such Payment Date
Cumulative Loss Trigger:	The Cumulative Loss Trigger will have occurred if the cumulative realized losses as of such Payment Date exceed the following percentages of the Cut-Off Date Pool Balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Preliminary Summary of Terms (Continued)		
	Payment Date	**Percentage**
	36 – 47	[]%
	48 – 59	[]%
	60 – 71	[]%
	72 +	[]%
Stepdown Date:	The later to occur of: (i) the Payment Date occurring is September 2006 and (ii) the first Payment Date on which the Senior Credit Enhancement equals or exceeds 40%.	

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	4.87	3.28	**2.38**	1.75	1.26
Window (mos)	1-174	1-120	**1-89**	1-69	1-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class 2-A1					
Avg. Life (yrs)	2.98	1.97	**1.40**	1.06	0.85
Window (mos)	1-100	1-67	**1-49**	1-30	1-24
Expected Final Mat.	12/25/2011	3/25/2009	**9/25/2007**	2/25/2006	8/25/2005
Class 2-A2					
Avg. Life (yrs)	12.18	8.29	**6.12**	4.40	2.82
Window (mos)	100-174	67-120	**49-89**	30-69	24-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M1					
Avg. Life (yrs)	9.61	6.50	**4.95**	4.41	4.52
Window (mos)	57-174	37-120	**39-89**	43-69	49-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M2					
Avg. Life (yrs)	9.61	6.50	**4.90**	4.16	3.94
Window (mos)	57-174	37-120	**37-89**	39-69	42-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M3					
Avg. Life (yrs)	9.61	6.50	**4.88**	4.07	3.71
Window (mos)	57-174	37-120	**37-89**	38-69	40-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M4					
Avg. Life (yrs)	9.61	6.50	**4.88**	4.04	3.63
Window (mos)	57-174	37-120	**37-89**	38-69	39-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	9.61	6.50	**4.86**	4.01	3.58
Window (mos)	57-174	37-120	**36-89**	37-69	38-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class B					
Avg. Life (yrs)	9.61	6.50	**4.86**	4.00	3.54
Window (mos)	57-174	37-120	**36-89**	37-69	37-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008

(1) 100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.
(2) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.19	3.53	**2.58**	1.91	1.36
Window (mos)	1-319	1-250	**1-191**	1-152	1-122
Expected Final Mat.	3/25/2030	6/25/2024	**7/25/2019**	4/25/2016	10/25/2013
Class 2-A1					
Avg. Life (yrs)	2.98	1.97	**1.40**	1.06	0.85
Window (mos)	1-100	1-67	**1-49**	1-30	1-24
Expected Final Mat.	12/25/2011	3/25/2009	**9/25/2007**	2/25/2006	8/25/2005
Class 2-A2					
Avg. Life (yrs)	13.90	9.62	**7.13**	5.21	3.38
Window (mos)	100-322	67-253	**49-194**	30-154	24-124
Expected Final Mat.	6/25/2030	9/25/2024	**10/25/2019**	6/25/2016	12/25/2013
Class M1					
Avg. Life (yrs)	10.44	7.15	**5.45**	4.80	5.07
Window (mos)	57-290	37-215	**39-163**	43-128	49-103
Expected Final Mat.	10/25/2027	7/25/2021	**3/25/2017**	4/25/2014	3/25/2012
Class M2					
Avg. Life (yrs)	10.37	7.09	**5.35**	4.51	4.22
Window (mos)	57-272	37-197	**37-149**	39-117	42-94
Expected Final Mat.	4/25/2026	1/25/2020	**1/25/2016**	5/25/2013	6/25/2011
Class M3					
Avg. Life (yrs)	10.28	7.01	**5.26**	4.37	3.94
Window (mos)	57-246	37-176	**37-131**	38-103	40-82
Expected Final Mat.	2/25/2024	4/25/2018	**7/25/2014**	3/25/2012	6/25/2010
Class M4					
Avg. Life (yrs)	10.18	6.94	**5.20**	4.29	3.83
Window (mos)	57-232	37-165	**37-123**	38-96	39-77
Expected Final Mat.	12/25/2022	5/25/2017	**11/25/2013**	8/25/2011	1/25/2010
Class M5					
Avg. Life (yrs)	10.06	6.84	**5.11**	4.21	3.74
Window (mos)	57-216	37-152	**36-113**	37-88	38-71
Expected Final Mat.	8/25/2021	4/25/2016	**1/25/2013**	12/25/2010	7/25/2009
Class B					
Avg. Life (yrs)	9.86	6.69	**5.00**	4.11	3.62
Window (mos)	57-203	37-142	**36-105**	37-82	37-66
Expected Final Mat.	7/25/2020	6/25/2015	**5/25/2012**	6/25/2010	2/25/2009

(1) 100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.

(2) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
5.60440	5.95
5.62003	5.46
5.63565	4.97
5.65128	4.48
5.66690	4.00
5.68253	3.52
5.69815	3.04
5.71378	2.57
5.72940	2.10
Mod. Dur.	0.57[3]

(1) Shown at the Note pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 5.6690% plus accrued interest.

(4) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	10.48765	9.96641	10.37547
2	N/A	N/A	N/A	32	9.62056	9.03942	9.49546
3	N/A	N/A	N/A	33	9.94011	9.33935	9.81078
4	N/A	N/A	N/A	34	9.61837	9.03674	9.49314
5	N/A	N/A	N/A	35	9.93785	9.33657	9.80837
6	N/A	N/A	N/A	36	9.61617	9.03405	9.49080
7	N/A	N/A	N/A	37	10.28435	9.80887	10.18193
8	N/A	N/A	N/A	38	10.81299	10.18809	10.67837
9	N/A	N/A	N/A	39	10.46274	9.85770	10.33238
10	N/A	N/A	N/A	40	10.81000	10.18449	10.67521
11	N/A	N/A	N/A	41	10.45984	9.85422	10.32932
12	N/A	N/A	N/A	42	10.45839	9.85247	10.32779
13	N/A	N/A	N/A	43	12.31356	11.75643	12.19346
14	N/A	N/A	N/A	44	11.27907	10.65962	11.14551
15	N/A	N/A	N/A	45	11.65321	11.01274	11.51511
16	N/A	N/A	N/A	46	11.27552	10.65536	11.14179
17	N/A	N/A	N/A	47	11.64954	11.00833	11.51125
18	N/A	N/A	N/A	48	11.27197	10.65108	11.13805
19	N/A	N/A	N/A	49	11.27298	10.66068	11.14089
20	N/A	N/A	N/A	50	11.65826	11.01850	11.52022
21	N/A	N/A	N/A	51	11.28039	10.66090	11.14672
22	N/A	N/A	N/A	52	11.65456	11.01403	11.51632
23	N/A	N/A	N/A	53	11.27681	10.65658	11.14294
24	N/A	N/A	N/A	54	11.27501	10.65441	11.14104
25	8.36217	8.12121	8.31036	55	12.05209	11.39001	11.90915
26	9.10334	8.51192	8.97614	56	11.28356	10.65751	11.14838
27	8.80891	8.23638	8.68576	57	11.65781	11.01051	11.51802
28	9.10175	8.50994	8.97443	58	11.27994	10.65314	11.14456
29	8.80737	8.23446	8.68410	59	11.65407	11.00599	11.51407
30	8.80659	8.23350	8.68327	60	11.27632	10.64876	11.14074

(1) Based on 6 month Libor of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

(3) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible]

Collateral Summary (Aggregate Pool, as of Statistical Cut-off Date)*			
Total Number of Loans	2,687	**Geographic Distribution**	
Total Outstanding Loan Balance	$486,349,491.40	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	$181,000.93		
Fixed Rate	12.21%		
Adjustable Rate	87.79%	California	49.25%
Prepayment Penalty Coverage	82.46%	Illinois	9.18%
Weighted Average Coupon	6.941%	Colorado	8.16%
Weighted Average Margin	5.655%		
Weighted Average Initial Periodic Cap	2.998%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.000%	Zip Code (City) – 92592 (Temecula, CA)	0.64%
Weighted Average Maximum Rate	12.833%		
Weighted Average Floor	6.831%	**Occupancy Status**	
Weighted Average Original Term (mo.)	356	Primary Home	93.25%
Weighted Average Remaining Term (mo.)	356	Investment	6.46%
Weighted Average LTV	82.25%	Second Home	0.29%
Weighted Average CLTV	83.82%		
Weighted Average FICO	653	**Loan Purpose**	
Weighted Average DTI	41.58%	Purchase	62.00%
		Cashout Refinance	26.15%
Product Type		Rate/Term Refinance	11.85%
2/28 ARM (Libor)	86.58%		
Fixed Rate	10.36%	**Lien Position**	
Balloon	1.85%	First Lien	98.30%
3/27 ARM (Libor)	1.20%	Second Lien	1.70%
Prepayment Penalty (years)		**Interest Only Loans**	39.53%
None	17.54%	**Weighted Average Remaining Interest Only Period (mo.)**	59.95
0.5	0.77%		
1.0	1.19%		
1.5	0.04%		
2.0	71.74%		
2.5	1.32%		
3.0	7.41%		

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases

Collateral Characteristics (Aggregate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	147	5,820,095.00	1.20
50,000.01 - 100,000.00	555	41,831,362.00	8.60
100,000.01 - 150,000.00	554	69,156,424.50	14.22
150,000.01 - 200,000.00	415	72,360,287.00	14.88
200,000.01 - 250,000.00	366	81,937,539.00	16.85
250,000.01 - 300,000.00	284	77,393,970.90	15.91
300,000.01 - 350,000.00	147	47,510,795.00	9.77
350,000.01 - 400,000.00	134	50,510,123.00	10.39
400,000.01 - 450,000.00	35	14,847,964.00	3.05
450,000.01 - 500,000.00	42	20,223,731.00	4.16
500,000.01 - 550,000.00	2	1,088,000.00	0.22
550,000.01 - 600,000.00	2	1,110,400.00	0.23
600,000.01 - 650,000.00	4	2,558,800.00	0.53
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 27,150.00
Maximum: 650,000.00
Average: 181,000.93

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	46	12,732,620.00	2.62
5.501 - 6.000	309	84,096,645.00	17.29
6.001 - 6.500	409	97,967,801.00	20.14
6.501 - 7.000	567	112,482,986.00	23.13
7.001 - 7.500	405	68,183,321.90	14.02
7.501 - 8.000	406	58,185,875.00	11.96
8.001 - 8.500	188	23,899,823.00	4.91
8.501 - 9.000	139	15,707,491.50	3.23
9.001 - 9.500	42	3,327,404.00	0.68
9.501 - 10.000	23	1,673,025.00	0.34
10.001 - 10.500	143	7,433,159.00	1.53
10.501 - 11.000	10	659,340.00	0.14
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 6.941

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 356

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	17	577,650.00	0.12
10.001 - 15.000	50	2,521,882.00	0.52
15.001 - 20.000	89	5,030,651.00	1.03
20.001 - 25.000	3	188,299.00	0.04
25.001 - 30.000	1	50,000.00	0.01
30.001 - 35.000	5	380,671.00	0.08
35.001 - 40.000	1	58,000.00	0.01
40.001 - 45.000	1	76,500.00	0.02
45.001 - 50.000	10	1,483,322.00	0.31
50.001 - 55.000	18	2,280,350.00	0.47
55.001 - 60.000	20	2,638,700.00	0.54
60.001 - 65.000	24	3,441,339.00	0.71
65.001 - 70.000	81	11,887,593.00	2.44
70.001 - 75.000	151	25,181,775.50	5.18
75.001 - 80.000	915	182,044,964.00	37.43
80.001 - 85.000	511	107,177,459.00	22.04
85.001 - 90.000	531	95,731,809.90	19.68
90.001 - 95.000	56	11,887,919.00	2.44
95.001 - 100.000	203	33,710,607.00	6.93
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 82.427

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio

Combined CLTV (Calc)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
20.001 - 30.000	3	188,000.00	0.04
30.001 - 40.000	5	370,000.00	0.08
40.001 - 50.000	11	1,559,822.00	0.32
50.001 - 60.000	38	4,919,050.00	1.01
60.001 - 70.000	105	15,328,932.00	3.15
70.001 - 80.000	1,066	207,226,739.50	42.61
80.001 - 90.000	1,043	202,994,268.90	41.74
90.001 - 100.000	416	53,762,679.00	11.05
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 21.19
Maximum: 100.00
Weighted Average: 83.818

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score

FICO	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
501 - 550	263	37,003,532.50	7.61
551 - 600	408	64,357,128.00	13.23
601 - 650	625	113,435,705.90	23.32
651 - 700	840	165,251,462.00	33.98
701 - 750	410	80,487,943.00	16.55
751 - 800	139	25,664,920.00	5.28
801 >=	2	148,800.00	0.03
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 502
Maximum: 816
Weighted Average: 653

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	2,529	478,100,338.40	98.30
2nd Lien	158	8,249,153.00	1.70
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	1,594	301,544,686.40	62.00
Cash Out Refinance	770	127,186,289.00	26.15
Rate/Term Refinance	323	57,618,516.00	11.85
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California - South	724	164,431,132.00	33.81
California - North	302	75,077,460.00	15.44
Illinois	288	44,644,518.00	9.18
Colorado	214	39,705,006.00	8.16
Arizona	156	22,998,381.00	4.73
Florida	133	19,882,071.90	4.09
Texas	150	16,516,863.50	3.40
Massachusetts	54	12,840,300.00	2.64
Washington	80	12,359,524.00	2.54
Utah	42	7,752,786.00	1.59
Michigan	50	7,411,351.00	1.52
Maryland	38	7,402,857.00	1.52
Virginia	29	6,787,273.00	1.40
Iowa	76	6,425,942.00	1.32
Missouri	62	5,772,340.00	1.19
Nevada	27	4,765,487.00	0.98
Kansas	41	4,574,490.00	0.94
New Jersey	27	4,502,450.00	0.93
Minnesota	20	3,305,945.00	0.68
Tennessee	31	2,814,503.00	0.58
Oregon	15	2,190,000.00	0.45
Indiana	18	2,127,891.00	0.44
Wisconsin	9	1,099,200.00	0.23
Mississippi	6	953,291.00	0.20
Pennsylvania	6	936,350.00	0.19
North Carolina	9	923,034.00	0.19
Arkansas	9	836,989.00	0.17
Connecticut	4	831,200.00	0.17
Idaho	8	809,182.00	0.17
South Carolina	11	788,919.00	0.16
Other	48	4,882,755.00	1.00
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	50	8,755,545.00	2.05
5.001 - 5.500	1,202	254,344,811.00	59.57
5.501 - 6.000	556	108,298,692.00	25.37
6.001 - 6.500	429	55,473,273.40	12.99
7.001 - 7.500	1	73,800.00	0.02
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, ... as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	3	645,605.00	0.15
3.000	2,235	426,300,516.40	99.85
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.998

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	2,238	426,946,121.40	100.00
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.13
11.001 - 11.500	42	11,827,100.00	2.77
11.501 - 12.000	303	82,353,113.00	19.29
12.001 - 12.500	375	89,050,713.00	20.86
12.501 - 13.000	501	97,535,359.00	22.85
13.001 - 13.500	368	61,102,231.90	14.31
13.501 - 14.000	341	49,019,899.00	11.48
14.001 - 14.500	152	19,459,142.00	4.56
14.501 - 15.000	106	12,093,027.50	2.83
15.001 - 15.500	33	2,690,040.00	0.63
15.501 - 16.000	11	983,296.00	0.23
16.001 - 16.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.833

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	44	12,372,700.00	2.90
5.501 - 6.000	303	82,353,113.00	19.29
6.001 - 6.500	376	89,505,713.00	20.96
6.501 - 7.000	501	97,535,359.00	22.85
7.001 - 7.500	367	60,647,231.90	14.21
7.501 - 8.000	342	49,075,699.00	11.50
8.001 - 8.500	153	19,593,947.00	4.59
8.501 - 9.000	105	12,037,227.50	2.82
9.001 - 9.500	32	2,555,235.00	0.60
9.501 - 10.000	11	983,296.00	0.23
10.001 - 10.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.831

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	7	1,171,500.00	0.27
2005-07	242	45,769,075.00	10.72
2005-08	971	192,880,703.40	45.18
2005-09	988	181,267,725.00	42.46
2006-07	2	198,600.00	0.05
2006-08	12	2,272,212.00	0.53
2006-09	16	3,386,306.00	0.79
Total:	**2,238**	**426,946,121.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Summary (Group 2)*			
Total Number of Loans	278	**Geographic Distribution**	
Total Outstanding Loan Balance	103,980,186.00	(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Loan Balance	374,029.45		
Fixed Rate	13.07%		
Adjustable Rate	86.93%	California	72.07%
Prepayment Penalty Coverage	88.15%		
Weighted Average Coupon	6.50%	**Largest Zip Code Concentration**	
Weighted Average Margin	5.595%	Zip Code (City) – 94513 (Brentwood, CA)	1.91%
Weighted Average Initial Periodic Cap	2.995%		
Weighted Average Periodic Cap	1.000%	**Occupancy Status**	
Weighted Average Maximum Rate	12.420%	Primary Home	96.41%
Weighted Average Floor	6.415%	Investment	3.59%
Weighted Average Original Term (mo.)	357		
Weighted Average Remaining Term (mo.)	357	**Loan Purpose**	
Weighted Average LTV	81.59%	Purchase	73.59%
Weighted Average CLTV	82.39%	Cashout Refinance	18.61%
Weighted Average FICO	663	Rate/Term Refinance	7.80%
Weighted Average DTI	41.96%		
		Lien Position	
Product Type		First Lien	99.04%
2/28 ARM (Libor)	86.12%	Second Lien	0.96%
Fixed Rate	12.11%		
Balloon	0.96%	**Interest Only Loans**	62.72%
3/27 ARM (Libor)	0.81%	**Weighted Average Remaining Interest Only Period (mo.)**	59.91
Prepayment Penalty (years)			
None	11.85%		
0.5	0.00%		
1.0	1.98%		
2.0	79.36%		
2.5	0.67%		
3.0	6.14%		

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	4	166,000.00	0.16
50,000.01 - 100,000.00	14	831,652.00	0.80
300,000.01 - 350,000.00	59	19,923,416.00	19.16
350,000.01 - 400,000.00	123	46,382,223.00	44.61
400,000.01 - 450,000.00	31	13,131,164.00	12.63
450,000.01 - 500,000.00	39	18,788,531.00	18.07
500,000.01 - 550,000.00	2	1,088,000.00	1.05
550,000.01 - 600,000.00	2	1,110,400.00	1.07
600,000.01 - 650,000.00	4	2,558,800.00	2.46
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 32,600.00
Maximum 650,000.00
Average: 374,029.45

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	3.82
5.501 - 6.000	84	32,595,916.00	31.35
6.001 - 6.500	66	25,982,211.00	24.99
6.501 - 7.000	62	25,041,517.00	24.08
7.001 - 7.500	21	8,317,686.00	8.00
7.501 - 8.000	13	5,493,725.00	5.28
8.001 - 8.500	3	1,214,109.00	1.17
8.501 - 9.000	1	363,750.00	0.35
9.501 - 10.000	1	32,600.00	0.03
10.001 - 10.500	16	897,452.00	0.86
10.501 - 11.000	1	67,600.00	0.07
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 5.250
Maximum 10.700
Weighted Average: 6.501

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 357

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180
Maximum 360
Weighted Average: 357

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	2	67,600.00	0.07
10.001 - 15.000	11	583,592.00	0.56
15.001 - 20.000	5	346,460.00	0.33
50.001 - 55.000	1	500,000.00	0.48
55.001 - 60.000	1	500,000.00	0.48
60.001 - 65.000	1	500,000.00	0.48
65.001 - 70.000	3	1,155,000.00	1.11
70.001 - 75.000	17	7,684,959.00	7.39
75.001 - 80.000	121	49,069,889.00	47.19
80.001 - 85.000	58	21,608,918.00	20.78
85.001 - 90.000	49	18,618,551.00	17.91
90.001 - 95.000	4	1,549,792.00	1.49
95.001 - 100.000	5	1,795,425.00	1.73
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 10.00
Maximum 100.00
Weighted Average: 81.591

Combined Loan-to-Value Ratio			
Combined LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
50.001 - 60.000	2	1,000,000.00	0.96
60.001 - 70.000	4	1,655,000.00	1.59
70.001 - 80.000	138	56,754,848.00	54.58
80.001 - 90.000	107	40,227,469.00	38.69
90.001 - 100.000	27	4,342,869.00	4.18
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 54.35
Maximum 100.00
Weighted Average: 82.393

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score

FICO	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
501 - 550	6	2,211,500.00	2.13
551 - 600	23	9,077,473.00	8.73
601 - 650	71	27,616,181.00	26.56
651 - 700	113	41,365,769.00	39.78
701 - 750	51	19,055,905.00	18.33
751 - 800	14	4,653,358.00	4.48
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 516
Maximum: 794
Weighted Average.: 663

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	260	102,982,534.00	99.04
2nd Lien	18	997,652.00	0.96
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	209	76,517,837.00	73.59
Cash Out Refinance	49	19,354,999.00	18.61
Rate/Term Refinance	20	8,107,350.00	7.80
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California - South	114	42,624,120.00	40.99
California - North	90	32,314,710.00	31.08
Arizona	12	4,857,358.00	4.67
Colorado	12	4,572,925.00	4.40
Illinois	9	3,535,700.00	3.40
Massachusetts	10	3,353,200.00	3.23
Florida	8	3,283,310.00	3.16
Virginia	6	2,387,200.00	2.30
Utah	4	1,971,000.00	1.90
Maryland	3	1,253,406.00	1.21
Nevada	3	1,196,657.00	1.15
Washington	3	1,126,600.00	1.08
Michigan	2	798,000.00	0.77
Mississippi	1	364,000.00	0.35
Texas	1	342,000.00	0.33
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin

Margin	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
4.501 - 5.000	2	786,500.00	0.87
5.001 - 5.500	154	60,583,649.00	67.03
5.501 - 6.000	58	23,016,185.00	25.46
6.001 - 6.500	15	6,000,160.00	6.64
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.000
Maximum: 6.250
Weighted Average: 5.595

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap

Initial Periodic Rate Cap	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	1	455,000.00	0.50
3.000	228	89,931,494.00	99.50
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.995

Periodic Cap

Periodic Rate Cap	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	229	90,386,494.00	100.00
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, [illegible] by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc.,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	10	3,973,620.00	4.40
11.501 - 12.000	82	31,863,916.00	35.25
12.001 - 12.500	55	21,744,623.00	24.06
12.501 - 13.000	50	20,048,065.00	22.18
13.001 - 13.500	18	7,008,686.00	7.75
13.501 - 14.000	11	4,573,725.00	5.06
14.001 - 14.500	2	810,109.00	0.90
14.501 - 15.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 11.250
Maximum: 14.875
Weighted Average: 12.420

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor			
Floor	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	4.40
5.501 - 6.000	82	31,863,916.00	35.25
6.001 - 6.500	56	22,199,623.00	24.56
6.501 - 7.000	50	20,048,065.00	22.18
7.001 - 7.500	17	6,553,686.00	7.25
7.501 - 8.000	11	4,573,725.00	5.06
8.001 - 8.500	2	810,109.00	0.90
8.501 - 9.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.415

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,* lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)
Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	1	498,750.00	0.55
2005-07	25	9,806,735.00	10.85
2005-08	113	44,685,094.00	49.44
2005-09	88	34,555,915.00	38.23
2006-08	1	340,000.00	0.38
2006-09	1	500,000.00	0.55
Total:	**229**	**90,386,494.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

$[488,750,000] (APPROXIMATE)
FIELDSTONE MORTGAGE INVESTMENT CORP.
SERIES 2003-1

To 10% Call								
Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A(5)	[316,446,000]	1M Libor	2.38	1-89	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
2-A1(6)	[67,541,000]	1M Libor	1.40	1-49	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
2-A2(6)	[18,513,000]	1M Libor	6.12	49-89	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
A-IO(7)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/Aaa/AAA
M1	[32,500,000]	1M Libor	4.95	39-89	13.00%	TBD	11/25/2033	AA/Aa2/AA
M2	[26,250,000]	1M Libor	4.90	37-89	7.75%	TBD	11/25/2033	A/A2/A
M3	[8,750,000]	1M Libor	4.88	37-89	6.00%	TBD	11/25/2033	A-/A3/A-
M4	[7,500,000]	1M Libor	4.88	37-89	4.50%	TBD	11/25/2033	BBB+/Baa1/BBB+
M5	[5,000,000]	1M Libor	4.86	36-89	3.50%	TBD	11/25/2033	BBB/Baa2/BBB
B	[6,250,000]	1M Libor	4.86	36-89	2.25%	TBD	11/25/2033	BBB-/Baa3/BBB-
To Maturity								
Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A(5)	[316,446,000]	1M Libor	2.58	1-191	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
2-A1(6)	[67,541,000]	1M Libor	1.40	1-49	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
2-A2(6)	[18,513,000]	1M Libor	7.13	49-194	19.50%	TBD	11/25/2033	AAA/Aaa/AAA
A-IO(7)	Notional	6.00%	N/A	N/A	N/A	N/A	3/01/2005	AAA/Aaa/AAA
M1	[32,500,000]	1M Libor	5.45	39-163	13.00%	TBD	11/25/2033	AA/Aa2/AA
M2	[26,250,000]	1M Libor	5.35	37-149	7.75%	TBD	11/25/2033	A/A2/A
M3	[8,750,000]	1M Libor	5.26	37-131	6.00%	TBD	11/25/2033	A-/A3/A-
M4	[7,500,000]	1M Libor	5.20	37-123	4.50%	TBD	11/25/2033	BBB+/Baa1/BBB+
M5	[5,000,000]	1M Libor	5.11	36-113	3.50%	TBD	11/25/2033	BBB/Baa2/BBB
B	[6,250,000]	1M Libor	5.00	36-105	2.25%	TBD	11/25/2033	BBB-/Baa3/BBB-

(1) Subject to a permitted Variance of ± 5%

(2) The Notes will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 120% PPC for all the Fixed Rate Mortgage Loans. 100% PPC is a curve equal to 4% CPR in the first month of each mortgage loan and increasing approximately 1.45% per month to reach 20% CPR in month 12. Notes sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately [2.25]%.

(4) All Classes of Notes will be rated by Moody's, S&P and Fitch.

(5) Class 1-A are the Group 1 Senior Notes.

(6) Class 2-A1 and 2-A2 are the Group 2 Senior Notes.

(7) Class A-IO will be a Senior Interest-Only Note, and will receive interest payments for the first 18 Payment Dates.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Contacts		
Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Rishi Bansal	(212) 526-8315
Residential Mortgage Finance	Matt Lewis	(212) 526-7447
	Shiv Rao	(212) 526-6205
	Martin Priest	(212) 526-0212
	Christina Barretto	(212) 526-2185
Structuring	Dennis Tsyba	(212) 526-1102

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc.,

Origination and Servicing

The Mortgage Loans were originated by Fieldstone Mortgage Company generally according to their origination and underwriting guidelines. Fieldstone may make underwriting exceptions based upon mitigating factors. As of the Cut-off Date the Mortgage Loans will be serviced by Fieldstone Mortgage Company. On or about the Closing Date, Chase Mortgage will assume the role of Servicer.

Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.

Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Principal Payment Priority

At the Senior level, the collateral is divided into two Groups, Group 1 and Group 2.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

From Group 1:

1) principal will be paid to the Class 1-A Notes;
2) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated *sequentially* to the Class 2-A1 and Class 2-A2 Notes; and
3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

From Group 2:

1) principal will be paid sequentially to the Class 2-A1 and Class 2-A2 Notes;
2) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes; and
3) if the Class 1-A, Class 2-A1 and Class 2-A2 Notes have been reduced to zero, principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.

On or after the Stepdown Date and as long as a Trigger Event is not in effect

1) principal will be first allocated concurrently to the Class 1-A Notes from Group 1 and sequentially to the Class 2-A1 and Class 2-A2 Notes from Group 2 until the aggregate targeted Senior Enhancement Percentage is reached.
2) a) if the Class 1-A Notes have been retired and the Class 2-A1 and Class 2-A2 Notes remain outstanding, all principal collected from Group 1 will be allocated sequentially to the Class 2-A1 and Class 2-A2 Notes until the aggregate targeted Senior Enhancement Percentage is reached;

 b) if the Class 2-A1 and Class 2-A2 Notes have been retired and the Class 1-A Notes remain outstanding, all principal collected from Group 2 will be allocated to the Class 1-A Notes until the aggregate targeted Senior Enhancement Percentage is reached;
3) principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes so that the credit enhancement behind each class equals twice the respective Initial Credit Enhancement Percentage for each class, as a percentage of the current aggregate Mortgage Loan balance subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Interest Payment Priority

On each Payment Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(i) To pay fees: for both Group 1 and Group 2, Servicing Fee, Master Servicer and Trust Administrator Fee and Owner Trustee Fee;

(ii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A Notes and the A-IO(1) Component from Group 1 Interest;

(iii) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, Class 2-A2 Notes and the A-IO(2) Component from Group 2 Interest;

(iv) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and B, sequentially;

(v) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(vi) Any interest remaining after the application of (i) through (v) above will be deemed excess interest for such Payment Date and will be distributed as principal according to the respective principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(vii) To pay concurrently pro rata based on the amounts of Basis Risk Shortfall with respect to each Class after giving effect to distributions already made on such Payment Date, to the Senior Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Caps[1];

(viii) To pay sequentially to Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts to the extent not covered by the Interest Rate Caps[1];

(ix) To pay sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes the amount of any allocated Realized Losses remaining unpaid; and

(x) To pay remaining amounts to the holder of the Class X Note. [1]

[1] Any amounts received with respect to the Interest Rate Cap will be allocated in steps (vii), (viii) and (x), in that order of priority.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an ... been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and fixed rate mortgage loans. The cap is not subordinated to losses.

The interest rate cap will be in place during the first 24 months and will have a series of strike rates. Its notional balance will be a fixed amortization schedule based on all of the Mortgage Loans.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Strike Rate (%)	Approximate Notional Balance ($)
1	-	-
2	1.1712	485,321,000
3	1.1981	483,756,000
4	1.2235	480,930,000
5	1.2504	477,304,000
6	1.3050	472,548,000
7	1.3967	466,584,000
8	1.5075	460,046,000
9	1.6256	452,853,000
10	1.7747	444,931,000
11	1.9151	436,170,000
12	2.0517	426,458,000

Month	Strike Rate (%)	Approximate Notional Balance ($)
13	2.1939	415,678,000
14	2.3907	404,481,000
15	2.5680	393,683,000
16	2.7435	383,305,000
17	2.8526	373,312,000
18	3.0135	363,661,000
19	3.1433	354,296,000
20	3.3006	345,211,000
21	3.4597	336,379,000
22	3.5640	328,272,000
23	3.6563	320,781,000
24	3.8103	313,813,000

On each Payment Date, the cap provider will make payments equal to the product of (a) the Cap Notional Amount for that month, (b) the excess, if any, of one month LIBOR for such Payment Date over the applicable strike rate, and (c) the number of days in the corresponding accrual period divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the *final Prospectus Supplement* and the related *Prospectus* or, *if not registered under the securities laws, the final Offering Memorandum* (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

1-A	2-A1	A-IO
1-A Aaa/AAA/AAA Libor Floater (Group 1)	2-A1 Aaa/AAA/AAA Libor Floater (Group 2)	A-IO Aaa/AAA/AAA 6.00% Interest Rate
	2-A2 Aaa/AAA/AAA Libor Floater (Group 2)	
M1 Aa2/AA/AA Libor Floater		
M2 A2/A/A Libor Floater		
M3 A3/A-/A- Libor Floater		
M4 Baa1/BBB+/BBB+ Libor Floater		
M5 Baa2/BBB/BBB Libor Floater		
B Baa3/BBB-/BBB- Libor Floater		

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms	
Issuer:	Fieldstone Mortgage Securities Trust, Series 2003-1
Depositor:	Structured Asset Securities Corporation
Seller:	Fieldstone Mortgage Company ("Fieldstone")
Master Servicer and Trust Administrator:	Wells Fargo Bank, N.A. (Minnesota)
Servicer:	Chase Mortgage ("Chase"). Chase has a subprime mortgage servicer rating of "Strong" from S&P, SQ1 from Moody's and RPS1- from Fitch, the highest rating category from S&P and Moody's and the second highest from Fitch.
Indenture Trustee:	HSBC Bank USA
Owner Trustee:	[TBD]
Custodian:	Wells Fargo Bank, N.A. (Minnesota)
Lead Manager:	Lehman Brothers
Co-Managers:	Credit Suisse First Boston and Merrill Lynch
Note Ratings:	The Notes are expected to receive the ratings from [Moody's Investors Service, Inc., Standard & Poor's, a division of the McGraw Hill Companies, and Fitch, Inc.] ascribed on page 1.
Senior Notes:	The Class 1-A, Class 2-A1, 2-A2 and Class A-IO Notes
Mezzanine and Subordinate Notes:	The Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes
Expected Pricing Date:	Week of September [8th], 2003
Expected Closing Date:	October [7th], 2003
Statistical Cut-off Date:	August 1st, 2003
Cut-Off Date:	September [1st], 2003
Payment Date:	25th of each month, or if such day is not a business day the next succeeding business day. (First Payment Date: October 27th, 2003)
Dated Date:	October [7th], 2003
Delay Days:	0 days
Day Count:	The Notes (excluding the Class A-IO Notes) will accrue interest on an Actual/360 basis. The Class A-IO Notes will accrue interest on a 30/360 basis.
Denominations:	Minimum $25,000; increments $1 in excess thereof for the Senior Notes. Minimum $100,000; increments of $1,000 in excess thereof for the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes.
Accrual Period:	The "Accrual Period" for any Class of Notes for each Payment Date will be the one-month period beginning on the immediately preceding Payment Date (or on the Dated Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Payment Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)	
Due Period:	The period from the 2nd day of the immediately preceding calendar month through the 1st day of the current calendar month.
Clearing:	DTC, Clearstream and Euroclear.
Tax Status:	The Notes are anticipated to be treated as debt for Federal income tax purposes, and an opinion will be delivered to that effect from counsel acceptable to the underwriters. Alternatively, a REMIC election may be made, in which case the Notes will be treated as REMIC regular interests for Federal income tax purposes. Fieldstone Holdings, the Seller's parent company, is currently a private corporation that has elected to be taxed as an S corporation. Fieldstone Holdings is exploring the possibility of raising additional equity and adding additional investors, and in connection with that process could elect to be taxed as a REIT. If Fieldstone Holdings remains as an S corporation for tax purposes, a REMIC election will be made by the trust. The Notes will be taxed as debt regardless of the tax status of Fieldstone Holdings or whether a REMIC election is made by the trust.
ERISA Eligibility:	The Notes are expected to be ERISA eligible, subject to limitations set forth in the final prospectus supplement.
SMMEA Eligibility:	None of the Notes are expected to SMMEA eligible.
Mortgage Loans:	As of the Statistical Cut-off Date, the Collateral Group consists of 2,687 loans (the Mortgage Loans) with an aggregate principal balance of $486,349,491 of fixed, adjustable, fully amortizing and balloon loans secured by first liens on primarily 1 - 4 family properties. Approximately 82.46% of the Mortgage Loans will be subject to prepayment penalties and approximately 39.53% of the Mortgage Loans require interest only during their first 5 years. The Mortgage Loans are composed of Group 1 and Group 2. Group 1 will consist of those Mortgage Loans with original principal balances which do not exceed the applicable Freddie Mac maximum original loan limitations for one- to four- family mortgaged properties. Group 2 will consist of mortgage loans which may be less than, equal to or in excess of, those loan balance limitations. For collateral statistics please see the "Collateral Summary" herein. Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.
Optional Termination:	On the Payment Date on which the aggregate unpaid principal balance of the Mortgage Loans, prior to giving effect to any principal distributions for that period, is less than 10% of the aggregate principal balance of the Mortgage Loans on the Cut-off Date, Fieldstone Mortgage Company ("Fieldstone"), as owner of the servicing rights, will have the option to purchase the remaining Mortgage Loans from the trust. If on the following Payment Date, Fieldstone Mortgage has not exercised its Optional Termination right the margin for the Class A1, Class 2-A1 and Class 2-A2 Notes will double and the margins for the remaining classes will be multiplied by 1.5.
Servicing Fee Rate:	50 basis points per annum (0.50%) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Preliminary Summary of Terms (Continued)

Master Servicer and Trust Adminstrator Fee Rate:	0.25 basis point per annum (0.0025 %) on the outstanding principal balance of each mortgage loan as of the first day of any Due Period.
Owner Trustee Fee:	$[3,000] per annum, payable monthly.
Note Rate:	The Note Rate on each class of Notes (excluding the Class A-IO Notes) is equal to the lesser of (i) the related Pass-Through Rate and (ii) the applicable Net Funds Cap. The Class A-IO Notes will accrue at a fixed rate of 6.00%
Class A-IO Notional:	The Class A-IO Notional Amount will consist of two components, one from each Collateral Group. The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Group Mortgage Loan Balance and the following schedule:

Payment Dates	Class A-IO(1) Notional Amount	Class A-IO(2) Notional Amount	Class A-IO Total Notional Amount
1 – 6	$[94,344,329]	$[25,655,671]	$[120,000,000]
7 – 12	$[70,758,247]	$[19,241,753]	$[90,000,000]
13 - 18	$[23,586,082]	$[6,413,918]	$[30,000,000]

On and after the 19th Payment Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Notes from both of the Collateral Groups. The A-IO(1) Component Notional Amount will be approximately [78.62]% of the aggregate Class A-IO Notional Amount on the Closing Date. The A-IO(2) Component Notional Amount will be approximately [21.38]% of the aggregate Class A-IO Notional Amount on the Closing Date.

Pass - Through Rate:	With respect to the Notes (excluding the Class A-IO), a per annum rate equal to one-month LIBOR *plus* the applicable margin for each class.
Group 1 Senior Net Funds Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 Mortgage Loan balance as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Group 2 Senior Net Funds Cap:	For each Payment Date, an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 Mortgage Loan as of the end of the second preceding Due Period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Payment Date.
Mezzanine and Subordinate Class Net Funds Cap:	For any Payment Date will be the weighted average of the Group 1 Net Funds Cap and the Group 2 Net Funds Cap, weighted on the basis of their Group Subordinate Amounts.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases

Preliminary Summary of Terms (Continued)	
Group Subordinate Amount:	For each Group on each Payment Date, is equal to the excess of the Group's Mortgage Loan Balance as of the end of the second preceding Due Period over the unpaid principal balance of the Class A1 Note (in the case of Group 1) or Class 2-A1 and Class 2-A2 Notes (in the Case of Group 2) immediately prior to such Payment Date.
Optimal Interest Amount:	For each Group on each Payment Date, will be equal to the amount by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates of the Group's Mortgage Loans as of the first day of the related Due Period divided by (y) 12 and (B) the Group's Mortgage Loan Balance as of the end of the second preceeding Due Period exceeds (2) (I) in the case of the first 18 Payment Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group Mortgage Loan balance as of the end of the second preceding Due Periodand (II) thereafter, zero.
Aggregate Expense Rate:	For any Mortgage Loan equals the sum of the related Servicing Fee Rate, the Master Servicing and Trust Administrator Fee Rate and the Owner Trustee Fee, expressed as a percentage of the aggregate Mortgage Loan Balance (the "Pool Balance") as of the end of the second preceding Due Period.
Net Mortgage Rate:	The Mortgage Loan Rate *minus* the Aggregate Expense Rate.
Current Interest:	The interest accrued during the related Accrual Period at the applicable Note Rate.
Basis Risk Shortfall Amount:	To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Pass-Through Rate. Such amounts are payable to the extent of available funds, as described herein.
Credit Enhancement:	For all of the Notes consists of the following: • Excess Interest • Overcollateralization. Additionally, credit enhancement will initially be provided by subordination to the: • Senior Notes from the Class M1, Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M1 Notes from the Class M2, Class M3, Class M4, Class M5 and Class B Notes • Class M2 Notes from the Class M3, Class M4, Class M5 and Class B Notes • Class M3 Notes from the Class M4, Class M5 and Class B Notes • Class M4 Notes from the Class M5 and Class B Notes • Class M5 Notes from the Class B Notes
Overcollateralization:	Excess interest will be used to pay down the Notes so the aggregate loan balance exceeds the aggregate Note balance (Overcollateralization or "OC").

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document") Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Preliminary Summary of Terms (Continued)	
Overcollateralization Target:	Prior to the Stepdown Date, equal to [2.75]% of the aggregate balance of the Mortgage Loans as of the Cut-Off Date. On or after the Stepdown Date, equal to the lesser of (x) [2.75]% of the Cut-off Date Pool Balance and (y) [5.50]% of the Pool Balance as of the end of the related Due Period, subject to a floor equal to 0.50% of the Cut-Off Date Pool Balance. Provided, however, if a Trigger Event has occurred on the related Payment Date, the Overcollateralization Target is the same as the Overcollateralization Target on the preceding Payment Date.
Senior Enhancement Percentage:	The fraction, expressed as a percentage of (a) the sum of the Mezzanine and Subordinate Notes and the Overcollateralization as of the immediately preceding Payment Date divided by (b) the Pool Balance as of the end of the second preceding Due Period.
Trigger Event:	A Trigger Event will have occurred if either of (i) the Delinquency Trigger or (ii) the Cumulative Loss Trigger as of such Payment Date have occurred
Delinquency Trigger:	The Delinquency Trigger will have occurred if the three month rolling average of the 60+ Day Delinquency percentage (including bankruptcy, foreclosure and REO) for the three prior Due Periods exceeds 40% of the Senior Enhancement Percentage for such Payment Date
Cumulative Loss Trigger:	The Cumulative Loss Trigger will have occurred if the cumulative realized losses as of such Payment Date exceed the following percentages of the Cut-Off Date Pool Balance. Trigger levels reflect beginning of period requirements. The Cumulative Loss Trigger percentage will build from its beginning Payment Date percentage to the next specified Payment Date percentage in 11 equal increments.

Payment Date	Percentage
37	[3.25]%
49	[5.00]%
61	[6.00]%
73 +	[6.25]%

Stepdown Date:	The later to occur of: (i) the Payment Date occurring is September 2006 and (ii) the first Payment Date on which the Senior Credit Enhancement equals or exceeds 40%.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class 1-A					
Avg. Life (yrs)	4.87	3.28	**2.38**	1.75	1.26
Window (mos)	1-174	1-120	**1-89**	1-69	1-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class 2-A1					
Avg. Life (yrs)	2.98	1.97	**1.40**	1.06	0.85
Window (mos)	1-100	1-67	**1-49**	1-30	1-24
Expected Final Mat.	12/25/2011	3/25/2009	**9/25/2007**	2/25/2006	8/25/2005
Class 2-A2					
Avg. Life (yrs)	12.18	8.29	**6.12**	4.40	2.82
Window (mos)	100-174	67-120	**49-89**	30-69	24-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M1					
Avg. Life (yrs)	9.61	6.50	**4.95**	4.41	4.52
Window (mos)	57-174	37-120	**39-89**	43-69	49-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M2					
Avg. Life (yrs)	9.61	6.50	**4.90**	4.16	3.94
Window (mos)	57-174	37-120	**37-89**	39-69	42-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M3					
Avg. Life (yrs)	9.61	6.50	**4.88**	4.07	3.71
Window (mos)	57-174	37-120	**37-89**	38-69	40-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M4					
Avg. Life (yrs)	9.61	6.50	**4.88**	4.04	3.63
Window (mos)	57-174	37-120	**37-89**	38-69	39-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class M5					
Avg. Life (yrs)	9.61	6.50	**4.86**	4.01	3.58
Window (mos)	57-174	37-120	**36-89**	37-69	38-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008
Class B					
Avg. Life (yrs)	9.61	6.50	**4.86**	4.00	3.54
Window (mos)	57-174	37-120	**36-89**	37-69	37-56
Expected Final Mat.	2/25/2018	8/25/2013	**1/25/2011**	5/25/2009	4/25/2008

(1) 100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.
(2) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.19	3.53	**2.58**	1.91	1.36
Window (mos)	1-319	1-250	**1-191**	1-152	1-122
Expected Final Mat.	3/25/2030	6/25/2024	**7/25/2019**	4/25/2016	10/25/2013
Class 2-A1					
Avg. Life (yrs)	2.98	1.97	**1.40**	1.06	0.85
Window (mos)	1-100	1-67	**1-49**	1-30	1-24
Expected Final Mat.	12/25/2011	3/25/2009	**9/25/2007**	2/25/2006	8/25/2005
Class 2-A2					
Avg. Life (yrs)	13.90	9.62	**7.13**	5.21	3.38
Window (mos)	100-322	67-253	**49-194**	30-154	24-124
Expected Final Mat.	6/25/2030	9/25/2024	**10/25/2019**	6/25/2016	12/25/2013
Class M1					
Avg. Life (yrs)	10.44	7.15	**5.45**	4.80	5.07
Window (mos)	57-290	37-215	**39-163**	43-128	49-103
Expected Final Mat.	10/25/2027	7/25/2021	**3/25/2017**	4/25/2014	3/25/2012
Class M2					
Avg. Life (yrs)	10.37	7.09	**5.35**	4.51	4.22
Window (mos)	57-272	37-197	**37-149**	39-117	42-94
Expected Final Mat.	4/25/2026	1/25/2020	**1/25/2016**	5/25/2013	6/25/2011
Class M3					
Avg. Life (yrs)	10.28	7.01	**5.26**	4.37	3.94
Window (mos)	57-246	37-176	**37-131**	38-103	40-82
Expected Final Mat.	2/25/2024	4/25/2018	**7/25/2014**	3/25/2012	6/25/2010
Class M4					
Avg. Life (yrs)	10.18	6.94	**5.20**	4.29	3.83
Window (mos)	57-232	37-165	**37-123**	38-96	39-77
Expected Final Mat.	12/25/2022	5/25/2017	**11/25/2013**	8/25/2011	1/25/2010
Class M5					
Avg. Life (yrs)	10.06	6.84	**5.11**	4.21	3.74
Window (mos)	57-216	37-152	**36-113**	37-88	38-71
Expected Final Mat.	8/25/2021	4/25/2016	**1/25/2013**	12/25/2010	7/25/2009
Class B					
Avg. Life (yrs)	9.86	6.69	**5.00**	4.11	3.62
Window (mos)	57-203	37-142	**36-105**	37-82	37-66
Expected Final Mat.	7/25/2020	6/25/2015	**5/25/2012**	6/25/2010	2/25/2009

(1) 100% of the Prepayment Assumption is equal to the Note pricing assumption as defined on page one.
(2) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

A-IO Sensitivity Analysis [1]

Price (%) [2]	Yield (%)
5.60440	5.95
5.62003	5.46
5.63565	4.97
5.65128	4.48
5.66690	4.00
5.68253	3.52
5.69815	3.04
5.71378	2.57
5.72940	2.10
Mod. Dur.	0.57[3]

(1) Shown at the Note pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 5.6690% plus accrued interest.
(4) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.96641	10.37547
2	N/A	N/A	32	9.03942	9.49546
3	N/A	N/A	33	9.33935	9.81078
4	N/A	N/A	34	9.03674	9.49314
5	N/A	N/A	35	9.33657	9.80837
6	N/A	N/A	36	9.03405	9.49080
7	N/A	N/A	37	9.80887	10.18193
8	N/A	N/A	38	10.18809	10.67837
9	N/A	N/A	39	9.85770	10.33238
10	N/A	N/A	40	10.18449	10.67521
11	N/A	N/A	41	9.85422	10.32932
12	N/A	N/A	42	9.85247	10.32779
13	N/A	N/A	43	11.75643	12.19346
14	N/A	N/A	44	10.65962	11.14551
15	N/A	N/A	45	11.01274	11.51511
16	N/A	N/A	46	10.65536	11.14179
17	N/A	N/A	47	11.00833	11.51125
18	N/A	N/A	48	10.65108	11.13805
19	N/A	N/A	49	10.66068	11.14089
20	N/A	N/A	50	11.01850	11.52022
21	N/A	N/A	51	10.66090	11.14672
22	N/A	N/A	52	11.01403	11.51632
23	N/A	N/A	53	10.65658	11.14294
24	N/A	N/A	54	10.65441	11.14104
25	8.12121	8.31036	55	11.39001	11.90915
26	8.51192	8.97614	56	10.65751	11.14838
27	8.23638	8.68576	57	11.01051	11.51802
28	8.50994	8.97443	58	10.65314	11.14456
29	8.23446	8.68410	59	11.00599	11.51407
30	8.23350	8.68327	60	10.64876	11.14074

(1) Based on 6 month Libor of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

(3) Assumes a Settlement Date of September 7th, 2003 and a first Payment Date of September 25th, 2003

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Summary (Aggregate Pool, as of Statistical Cut-off Date*)

Total Number of Loans	2,687
Total Outstanding Loan Balance	$486,349,491.40
Average Loan Balance	$181,000.93
Fixed Rate	12.21%
Adjustable Rate	87.79%
Prepayment Penalty Coverage	82.46%
Weighted Average Coupon	6.941%
Weighted Average Margin	5.655%
Weighted Average Initial Periodic Cap	2.998%
Weighted Average Periodic Cap	1.000%
Weighted Average Maximum Rate	12.833%
Weighted Average Floor	6.831%
Weighted Average Original Term (mo.)	356
Weighted Average Remaining Term (mo.)	356
Weighted Average LTV	82.25%
Weighted Average CLTV	83.82%
Weighted Average FICO	653
Weighted Average DTI	41.58%
Product Type	
2/28 ARM (Libor)	86.58%
Fixed Rate	10.36%
Balloon	1.85%
3/27 ARM (Libor)	1.20%
Prepayment Penalty (years)	
None	17.54%
0.5	0.77%
1.0	1.19%
1.5	0.04%
2.0	71.74%
2.5	1.32%
3.0	7.41%

Geographic Distribution	
(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance)	
California	49.25%
Illinois	9.18%
Colorado	8.16%
Largest Zip Code Concentration	
Zip Code (City) – 92592 (Temecula, CA)	0.64%
Occupancy Status	
Primary Home	93.25%
Investment	6.46%
Second Home	0.29%
Loan Purpose	
Purchase	62.00%
Cashout Refinance	26.15%
Rate/Term Refinance	11.85%
Lien Position	
First Lien	98.30%
Second Lien	1.70%
Interest Only Loans	39.53%
Weighted Average Remaining Interest Only Period (mo.)	59.95%

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	147	5,820,095.00	1.20
50,000.01 - 100,000.00	555	41,831,362.00	8.60
100,000.01 - 150,000.00	554	69,156,424.50	14.22
150,000.01 - 200,000.00	415	72,360,287.00	14.88
200,000.01 - 250,000.00	366	81,937,539.00	16.85
250,000.01 - 300,000.00	284	77,393,970.90	15.91
300,000.01 - 350,000.00	147	47,510,795.00	9.77
350,000.01 - 400,000.00	134	50,510,123.00	10.39
400,000.01 - 450,000.00	35	14,847,964.00	3.05
450,000.01 - 500,000.00	42	20,223,731.00	4.16
500,000.01 - 550,000.00	2	1,088,000.00	0.22
550,000.01 - 600,000.00	2	1,110,400.00	0.23
600,000.01 - 650,000.00	4	2,558,800.00	0.53
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 27,150.00
Maximum: 650,000.00
Average: 181,000.93

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	46	12,732,620.00	2.62
5.501 - 6.000	309	84,096,645.00	17.29
6.001 - 6.500	409	97,967,801.00	20.14
6.501 - 7.000	567	112,482,986.00	23.13
7.001 - 7.500	405	68,183,321.90	14.02
7.501 - 8.000	406	58,185,875.00	11.96
8.001 - 8.500	188	23,899,823.00	4.91
8.501 - 9.000	139	15,707,491.50	3.23
9.001 - 9.500	42	3,327,404.00	0.68
9.501 - 10.000	23	1,673,025.00	0.34
10.001 - 10.500	143	7,433,159.00	1.53
10.501 - 11.000	10	659,340.00	0.14
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 4.990
Maximum: 10.750
Weighted Average: 6.941

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 356

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	179	10,401,985.00	2.14
181 - 240	1	448,000.00	0.09
301 - 360	2,507	475,499,506.40	97.77
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 179
Maximum: 360
Weighted Average: 356

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio

LTV (Calc)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
5.001 - 10.000	17	577,650.00	0.12
10.001 - 15.000	50	2,521,882.00	0.52
15.001 - 20.000	89	5,030,651.00	1.03
20.001 - 25.000	3	188,299.00	0.04
25.001 - 30.000	1	50,000.00	0.01
30.001 - 35.000	5	380,671.00	0.08
35.001 - 40.000	1	58,000.00	0.01
40.001 - 45.000	1	76,500.00	0.02
45.001 - 50.000	10	1,483,322.00	0.31
50.001 - 55.000	18	2,280,350.00	0.47
55.001 - 60.000	20	2,638,700.00	0.54
60.001 - 65.000	24	3,441,339.00	0.71
65.001 - 70.000	81	11,887,593.00	2.44
70.001 - 75.000	151	25,181,775.50	5.18
75.001 - 80.000	915	182,044,964.00	37.43
80.001 - 85.000	511	107,177,459.00	22.04
85.001 - 90.000	531	95,731,809.90	19.68
90.001 - 95.000	56	11,887,919.00	2.44
95.001 - 100.000	203	33,710,607.00	6.93
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 10.00
Maximum: 100.00
Weighted Average: 82.427

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio

Combined CLTV (Calc)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
20.001 - 30.000	3	188,000.00	0.04
30.001 - 40.000	5	370,000.00	0.08
40.001 - 50.000	11	1,559,822.00	0.32
50.001 - 60.000	38	4,919,050.00	1.01
60.001 - 70.000	105	15,328,932.00	3.15
70.001 - 80.000	1,066	207,226,739.50	42.61
80.001 - 90.000	1,043	202,994,268.90	41.74
90.001 - 100.000	416	53,762,679.00	11.05
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 21.19
Maximum: 100.00
Weighted Average: 83.818

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	263	37,003,532.50	7.61
551 - 600	408	64,357,128.00	13.23
601 - 650	625	113,435,705.90	23.32
651 - 700	840	165,251,462.00	33.98
701 - 750	410	80,487,943.00	16.55
751 - 800	139	25,664,920.00	5.28
801 >=	2	148,800.00	0.03
Total:	**2,687**	**486,349,491.40**	**100.00**

Minimum: 502
Maximum: 816
Weighted Average: 653

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	2,529	478,100,338.40	98.30
2nd Lien	158	8,249,153.00	1.70
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	1,594	301,544,686.40	62.00
Cash Out Refinance	770	127,186,289.00	26.15
Rate/Term Refinance	323	57,618,516.00	11.85
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
California - South	724	164,431,132.00	33.81
California - North	302	75,077,460.00	15.44
Illinois	288	44,644,518.00	9.18
Colorado	214	39,705,006.00	8.16
Arizona	156	22,998,381.00	4.73
Florida	133	19,882,071.90	4.09
Texas	150	16,516,863.50	3.40
Massachusetts	54	12,840,300.00	2.64
Washington	80	12,359,524.00	2.54
Utah	42	7,752,786.00	1.59
Michigan	50	7,411,351.00	1.52
Maryland	38	7,402,857.00	1.52
Virginia	29	6,787,273.00	1.40
Iowa	76	6,425,942.00	1.32
Missouri	62	5,772,340.00	1.19
Nevada	27	4,765,487.00	0.98
Kansas	41	4,574,490.00	0.94
New Jersey	27	4,502,450.00	0.93
Minnesota	20	3,305,945.00	0.68
Tennessee	31	2,814,503.00	0.58
Oregon	15	2,190,000.00	0.45
Indiana	18	2,127,891.00	0.44
Wisconsin	9	1,099,200.00	0.23
Mississippi	6	953,291.00	0.20
Pennsylvania	6	936,350.00	0.19
North Carolina	9	923,034.00	0.19
Arkansas	9	836,989.00	0.17
Connecticut	4	831,200.00	0.17
Idaho	8	809,182.00	0.17
South Carolina	11	788,919.00	0.16
Other	48	4,882,755.00	1.00
Total:	**2,687**	**486,349,491.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin

Margin	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
4.501 - 5.000	50	8,755,545.00	2.05
5.001 - 5.500	1,202	254,344,811.00	59.57
5.501 - 6.000	556	108,298,692.00	25.37
6.001 - 6.500	429	55,473,273.40	12.99
7.001 - 7.500	1	73,800.00	0.02
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 7.250
Weighted Average: 5.655

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	3	645,605.00	0.15
3.000	2,235	426,300,516.40	99.85
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.998

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	2,238	426,946,121.40	100.00
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.501 - 11.000	2	545,600.00	0.13
11.001 - 11.500	42	11,827,100.00	2.77
11.501 - 12.000	303	82,353,113.00	19.29
12.001 - 12.500	375	89,050,713.00	20.86
12.501 - 13.000	501	97,535,359.00	22.85
13.001 - 13.500	368	61,102,231.90	14.31
13.501 - 14.000	341	49,019,899.00	11.48
14.001 - 14.500	152	19,459,142.00	4.56
14.501 - 15.000	106	12,093,027.50	2.83
15.001 - 15.500	33	2,690,040.00	0.63
15.501 - 16.000	11	983,296.00	0.23
16.001 - 16.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 10.990
Maximum: 16.500
Weighted Average: 12.833

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor

Floor	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 5.500	44	12,372,700.00	2.90
5.501 - 6.000	303	82,353,113.00	19.29
6.001 - 6.500	376	89,505,713.00	20.96
6.501 - 7.000	501	97,535,359.00	22.85
7.001 - 7.500	367	60,647,231.90	14.21
7.501 - 8.000	342	49,075,699.00	11.50
8.001 - 8.500	153	19,593,947.00	4.59
8.501 - 9.000	105	12,037,227.50	2.82
9.001 - 9.500	32	2,555,235.00	0.60
9.501 - 10.000	11	983,296.00	0.23
10.001 - 10.500	4	286,600.00	0.07
Total:	**2,238**	**426,946,121.40**	**100.00**

Minimum: 4.990
Maximum: 10.500
Weighted Average: 6.831

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Aggregate Pool, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	7	1,171,500.00	0.27
2005-07	242	45,769,075.00	10.72
2005-08	971	192,880,703.40	45.18
2005-09	988	181,267,725.00	42.46
2006-07	2	198,600.00	0.05
2006-08	12	2,272,212.00	0.53
2006-09	16	3,386,306.00	0.79
Total:	**2,238**	**426,946,121.40**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Summary (Group 2)*			
Total Number of Loans	278	**Geographic Distribution**	
Total Outstanding Loan Balance	103,980,186.00	(Other States account individually for less	
Average Loan Balance	374,029.45	than 5.00% of the Cut-Off Date aggregate	
Fixed Rate	13.07%	principal balance)	
Adjustable Rate	86.93%	California	72.07%
Prepayment Penalty Coverage	88.15%		
Weighted Average Coupon	6.50%	**Largest Zip Code Concentration**	
Weighted Average Margin	5.595%	Zip Code (City) – 94513 (Brentwood, CA)	1.91%
Weighted Average Initial Periodic Cap	2.995%		
Weighted Average Periodic Cap	1.000%	**Occupancy Status**	
Weighted Average Maximum Rate	12.420%	Primary Home	96.41%
Weighted Average Floor	6.415%	Investment	3.59%
Weighted Average Original Term (mo.)	357		
Weighted Average Remaining Term (mo.)	357	**Loan Purpose**	
Weighted Average LTV	81.59%	Purchase	73.59%
Weighted Average CLTV	82.39%	Cashout Refinance	18.61%
Weighted Average FICO	663	Rate/Term Refinance	7.80%
Weighted Average DTI	41.96%		
		Lien Position	
Product Type		First Lien	99.04%
2/28 ARM (Libor)	86.12%	Second Lien	0.96%
Fixed Rate	12.11%		
Balloon	0.96%	**Interest Only Loans**	62.72%
3/27 ARM (Libor)	0.81%	**Weighted Average Remaining Interest Only Period (mo.)**	59.91%
Prepayment Penalty (years)			
None	11.85%		
0.5	0.00%		
1.0	1.98%		
2.0	79.36%		
2.5	0.67%		
3.0	6.14%		

* Additional Mortgage Loans will be added to both Group 1 and Group 2, generally on a *pro rata* basis until the Aggregate Mortgage Loan Balance as of the Cut-off Date (the "Cutoff Date Pool Balance") is equal to approximately $500,000,000.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
Current Balance	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	4	166,000.00	0.16
50,000.01 - 100,000.00	14	831,652.00	0.80
300,000.01 - 350,000.00	59	19,923,416.00	19.16
350,000.01 - 400,000.00	123	46,382,223.00	44.61
400,000.01 - 450,000.00	31	13,131,164.00	12.63
450,000.01 - 500,000.00	39	18,788,531.00	18.07
500,000.01 - 550,000.00	2	1,088,000.00	1.05
550,000.01 - 600,000.00	2	1,110,400.00	1.07
600,000.01 - 650,000.00	4	2,558,800.00	2.46
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 32,600.00
Maximum 650,000.00
Average: 374,029.45

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.001 - 5.500	10	3,973,620.00	3.82
5.501 - 6.000	84	32,595,916.00	31.35
6.001 - 6.500	66	25,982,211.00	24.99
6.501 - 7.000	62	25,041,517.00	24.08
7.001 - 7.500	21	8,317,686.00	8.00
7.501 - 8.000	13	5,493,725.00	5.28
8.001 - 8.500	3	1,214,109.00	1.17
8.501 - 9.000	1	363,750.00	0.35
9.501 - 10.000	1	32,600.00	0.03
10.001 - 10.500	16	897,452.00	0.86
10.501 - 11.000	1	67,600.00	0.07
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 5.250
Maximum 10.700
Weighted Average: 6.501

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
Original Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180
Maximum: 360
Weighted Average: 357

Remaining Terms to Stated Maturity			
Stated Remaining Term	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	19	1,357,652.00	1.31
181 - 240	1	448,000.00	0.43
301 - 360	258	102,174,534.00	98.26
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 180
Maximum 360
Weighted Average: 357

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Group 2)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan-to-Value Ratio			
LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 10.000	2	67,600.00	0.07
10.001 - 15.000	11	583,592.00	0.56
15.001 - 20.000	5	346,460.00	0.33
50.001 - 55.000	1	500,000.00	0.48
55.001 - 60.000	1	500,000.00	0.48
60.001 - 65.000	1	500,000.00	0.48
65.001 - 70.000	3	1,155,000.00	1.11
70.001 - 75.000	17	7,684,959.00	7.39
75.001 - 80.000	121	49,069,889.00	47.19
80.001 - 85.000	58	21,608,918.00	20.78
85.001 - 90.000	49	18,618,551.00	17.91
90.001 - 95.000	4	1,549,792.00	1.49
95.001 - 100.000	5	1,795,425.00	1.73
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 10.00
Maximum 100.00
Weighted Average: 81.591

Combined Loan-to-Value Ratio			
Combined LTV (Calc)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
50.001 - 60.000	2	1,000,000.00	0.96
60.001 - 70.000	4	1,655,000.00	1.59
70.001 - 80.000	138	56,754,848.00	54.58
80.001 - 90.000	107	40,227,469.00	38.69
90.001 - 100.000	27	4,342,869.00	4.18
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 54.35
Maximum 100.00
Weighted Average: 82.393

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). *Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,* lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

FICO Score			
FICO	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
501 - 550	6	2,211,500.00	2.13
551 - 600	23	9,077,473.00	8.73
601 - 650	71	27,616,181.00	26.56
651 - 700	113	41,365,769.00	39.78
701 - 750	51	19,055,905.00	18.33
751 - 800	14	4,653,358.00	4.48
Total:	**278**	**103,980,186.00**	**100.00**

Minimum: 516
Maximum: 794
Weighted Average.: 663

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	260	102,982,534.00	99.04
2nd Lien	18	997,652.00	0.96
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	209	76,517,837.00	73.59
Cash Out Refinance	49	19,354,999.00	18.61
Rate/Term Refinance	20	8,107,350.00	7.80
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an [illegible] has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States - Top 30			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
California - South	114	42,624,120.00	40.99
California - North	90	32,314,710.00	31.08
Arizona	12	4,857,358.00	4.67
Colorado	12	4,572,925.00	4.40
Illinois	9	3,535,700.00	3.40
Massachusetts	10	3,353,200.00	3.23
Florida	8	3,283,310.00	3.16
Virginia	6	2,387,200.00	2.30
Utah	4	1,971,000.00	1.90
Maryland	3	1,253,406.00	1.21
Nevada	3	1,196,657.00	1.15
Washington	3	1,126,600.00	1.08
Michigan	2	798,000.00	0.77
Mississippi	1	364,000.00	0.35
Texas	1	342,000.00	0.33
Total:	**278**	**103,980,186.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Gross Margin			
Margin	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
4.501 - 5.000	2	786,500.00	0.87
5.001 - 5.500	154	60,583,649.00	67.03
5.501 - 6.000	58	23,016,185.00	25.46
6.001 - 6.500	15	6,000,160.00	6.64
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.000
Maximum: 6.250
Weighted Average: 5.595

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Initial Periodic Cap			
Initial Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	1	455,000.00	0.50
3.000	228	89,931,494.00	99.50
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.995

Periodic Cap			
Periodic Rate Cap	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	229	90,386,494.00	100.00
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, [illegible] the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc.

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Maximum Rate			
Maximum Rate	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	10	3,973,620.00	4.40
11.501 - 12.000	82	31,863,916.00	35.25
12.001 - 12.500	55	21,744,623.00	24.06
12.501 - 13.000	50	20,048,065.00	22.18
13.001 - 13.500	18	7,008,686.00	7.75
13.501 - 14.000	11	4,573,725.00	5.06
14.001 - 14.500	2	810,109.00	0.90
14.501 - 15.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 11.250
Maximum: 14.875
Weighted Average: 12.420

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, [illegible] specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc.,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Floor

Floor	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.001 - 5.500	10	3,973,620.00	4.40
5.501 - 6.000	82	31,863,916.00	35.25
6.001 - 6.500	56	22,199,623.00	24.56
6.501 - 7.000	50	20,048,065.00	22.18
7.001 - 7.500	17	6,553,686.00	7.25
7.501 - 8.000	11	4,573,725.00	5.06
8.001 - 8.500	2	810,109.00	0.90
8.501 - 9.000	1	363,750.00	0.40
Total:	**229**	**90,386,494.00**	**100.00**

Minimum: 5.250
Maximum: 8.875
Weighted Average: 6.415

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering [illegible] does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings,

Collateral Characteristics (Group 2, continued)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2005-06	1	498,750.00	0.55
2005-07	25	9,806,735.00	10.85
2005-08	113	44,685,094.00	49.44
2005-09	88	34,555,915.00	38.23
2006-08	1	340,000.00	0.38
2006-09	1	500,000.00	0.55
Total:	**229**	**90,386,494.00**	**100.00**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, [illegible] representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an

"INTEX MODELS DISCLAIMER

The tables and other statistical analyses (the "Hypothetical Performance Data") that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom Lehman Brothers Inc. provided the computer model used to generate them). The Hypothetical Performance Data will be generated by you using a computer model prepared by Lehman Brothers Inc. in reliance upon information furnished by the Seller of the Mortgage Loans, the accuracy and completeness of which has not been verified by Lehman Brothers Inc. or any other person. It may not be (a) used for any purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You agree that the Hypothetical Performance Data will be generated by or on behalf of you, and that neither Lehman Brothers Inc. nor anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

Numerous assumptions were used in preparing the computer model you will use to generate the Hypothetical Performance Data. Those assumptions may or may not be reflected in the Hypothetical Performance Data. As such, no assurance can be given as to the Hypothetical Performance Data's accuracy, appropriateness or completeness in any particular context; nor as to whether the Hypothetical Performance Data and/or the assumptions upon which it is based reflect present market conditions or future market performance. The Hypothetical Performance Data should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Hypothetical Performance Data will be based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the Hypothetical Performance Data. Furthermore, unless otherwise provided, the Hypothetical Performance Data assumes no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Hypothetical Performance Data due to, among other things, differences between (a) the actual underlying assets and the hypothetical underlying assets used in preparing the Hypothetical Performance Data and (b) the assumptions used by you in producing the Hypothetical Performance Data and the actual assumptions used in pricing the actual securities. The principal amount, designation and terms of any security described in the Hypothetical Performance Data are subject to change prior to issuance. You should contact the Lehman Brothers Inc. Syndicate Desk at 212-526-9519 to confirm the final principal amount, designation and terms of any security described in this communication prior to committing to purchase that security. Neither Lehman Brothers Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including a prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. The principal amount, designation and terms of any security described in the computer model and Hypothetical Performance Data are preliminary and subject to change prior to issuance.

Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive yield and maturity information regarding those securities, based on the final principal amounts, designations and terms of those securities. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Lehman Brothers Inc. Syndicate Desk at 212-526-9519.

The computer model referenced herein supersedes all computer models related to the subject securities that have been made available to you previously. In addition, this computer model will be superseded in its entirety by the final prospectus supplement relating to the actual securities preliminarily described by this computer model.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail."